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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on September 26, 2011

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

Emergency Medical Services Corporation*
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation)	4100 (Primary Standard Industrial Classification Code Number)	20-3738384 (I.R.S. Employer Identification No.)

6200 S. Syracuse Way, Suite 200
Greenwood Village, Colorado 80111
(303) 495-1200
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

Craig A. Wilson, Esq.
Carl Berglind, Esq.
Emergency Medical Services Corporation
6200 S. Syracuse Way, Suite 200
Greenwood Village, Colorado 80111
(303) 495-1200
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With a copy to:

Peter J. Loughran, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000

* Information regarding additional registrants is contained in the Table of Additional Registrants on the following page.

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

           If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

           If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

           Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

           Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)

8.125% Senior Notes due 2019 of Emergency Medical Services Corporation	$950,000,000	100%	$950,000,000	$110,295(2)

Guarantees of 8.125% Senior Notes due 2019(3)	—	—	—	None(4)

Total	$950,000,000	100%	$950,000,000	$110,295

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) promulgated under the Securities Act of 1933, as amended.

(2)
The registration fee has been calculated under Rule 457(f) of the Securities Act.

(3)
See the following page for a table of guarantor registrants.

(4)
Each of the guarantors will fully and unconditionally guarantee the senior notes being registered hereby. Pursuant to Rule 457(n) under the Securities Act, no separate fee for the guarantee is payable.

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

Table of Additional Registrants*

Exact Name of Registrant as Specified in its Charter		State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification Number
A1 Leasing, Inc.	Subsidiary Guarantor	Florida	59-3403850
Abbott Ambulance, Inc.	Subsidiary Guarantor	Missouri	43-1496774
Access 2 Care, LLC	Subsidiary Guarantor	Missouri	01-0876348
Adam Transportation Service, Inc.	Subsidiary Guarantor	New York	13-3541209
Affilion, Inc.	Subsidiary Guarantor	Delaware	27-2937476
Air Ambulance Specialists, Inc.	Subsidiary Guarantor	Colorado	75-2989736
Ambulance Acquisition, Inc.	Subsidiary Guarantor	Delaware	51-0352561
American Emergency Physicians Management, Inc.	Subsidiary Guarantor	California	95-4194045
American Investment Enterprises, Inc.	Subsidiary Guarantor	Nevada	88-0206998
American Medical Pathways, Inc.	Subsidiary Guarantor	Delaware	75-2766681
American Medical Response Ambulance Service, Inc.	Subsidiary Guarantor	Delaware	75-2474011
American Medical Response Delaware Valley, LLC	Subsidiary Guarantor	Delaware	74-2895618
American Medical Response Holdings, Inc.	Subsidiary Guarantor	Delaware	84-1370651
American Medical Response Management, Inc.	Subsidiary Guarantor	Delaware	84-1351841
American Medical Response Mid-Atlantic, Inc.	Subsidiary Guarantor	Pennsylvania	23-2195702
American Medical Response Northwest, Inc.	Subsidiary Guarantor	Oregon	93-0567420
American Medical Response of Colorado, Inc.	Subsidiary Guarantor	Delaware	84-1231591
American Medical Response of Connecticut, Incorporated	Subsidiary Guarantor	Connecticut	06-1356148
American Medical Response of Georgia, Inc.	Subsidiary Guarantor	Delaware	58-2193430
American Medical Response of Illinois, Inc.	Subsidiary Guarantor	Delaware	36-3978701
American Medical Response of Inland Empire	Subsidiary Guarantor	California	95-2223085
American Medical Response of Massachusetts, Inc.	Subsidiary Guarantor	Massachusetts	04-2574482
American Medical Response of North Carolina, Inc.	Subsidiary Guarantor	Delaware	56-1931968
American Medical Response of Oklahoma, Inc.	Subsidiary Guarantor	Delaware	73-1462014
American Medical Response of South Carolina, Inc.	Subsidiary Guarantor	Delaware	57-1024333
American Medical Response of Southern California	Subsidiary Guarantor	California	95-1488421
American Medical Response of Tennessee, Inc.	Subsidiary Guarantor	Delaware	62-1642499
American Medical Response of Texas, Inc.	Subsidiary Guarantor	Delaware	76-0487923
American Medical Response West	Subsidiary Guarantor	California	77-0324739
American Medical Response, Inc.	Subsidiary Guarantor	Delaware	04-3147881
AMR Brockton, L.L.C.	Subsidiary Guarantor	Delaware	04-3502200
AMR HoldCo, Inc.	Subsidiary Guarantor	Delaware	20-2076468
Apex Acquisition LLC	Subsidiary Guarantor	Delaware	27-1321358
Arizona Oasis Acquisition, Inc.	Subsidiary Guarantor	Delaware	26-1259367
Associated Ambulance Service, Inc.	Subsidiary Guarantor	New York	11-2163989
Atlantic Ambulance Services Acquisition, Inc.	Subsidiary Guarantor	Delaware	33-0506806
Atlantic/Key West Ambulance, Inc.	Subsidiary Guarantor	Delaware	33-0506809
Atlantic/Palm Beach Ambulance, Inc.	Subsidiary Guarantor	Delaware	33-0506808
BestPractices, Inc.	Subsidiary Guarantor	Virginia	54-1489944
Blythe Ambulance Service	Subsidiary Guarantor	California	95-3433967
Broward Ambulance, Inc.	Subsidiary Guarantor	Delaware	33-0506810

Exact Name of Registrant as Specified in its Charter		State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification Number
Clinical Partners Management Company, LLC	Subsidiary Guarantor	Texas	26-229984
Desert Valley Medical Transport, Inc.	Subsidiary Guarantor	California	33-0753384
EHR Management Co.	Subsidiary Guarantor	Delaware	20-3940407
EmCare Anesthesia Providers, Inc.	Subsidiary Guarantor	Delaware	27-1937828
EmCare HoldCo, Inc.	Subsidiary Guarantor	Delaware	20-2076495
EmCare Holdings, Inc.	Subsidiary Guarantor	Delaware	13-3645287
EmCare of California, Inc.	Subsidiary Guarantor	California	94-2246075
EmCare Physician Providers, Inc.	Subsidiary Guarantor	Missouri	43-0972570
EmCare Physician Services, Inc.	Subsidiary Guarantor	Delaware	51-0345538
EmCare, Inc.	Subsidiary Guarantor	Delaware	75-1732351
Emergency Medical Services LP Corporation	Subsidiary Guarantor	Delaware	20-2076535
Emergency Medicine Education Systems, Inc.	Subsidiary Guarantor	Texas	75-2706238
EMS Management LLC	Subsidiary Guarantor	Delaware	20-2076564
EMS Offshore Medical Services, LLC	Subsidiary Guarantor	Delaware	26-4733141
EverRad, LLC	Subsidiary Guarantor	Florida	26-0559257
Five Counties Ambulance Service, Inc.	Subsidiary Guarantor	New York	11-2127997
Florida Emergency Partners, Inc.	Subsidiary Guarantor	Texas	59-3383583
Fountain Ambulance Service, Inc.	Subsidiary Guarantor	Alabama	63-1058995
Gold Coast Ambulance Service	Subsidiary Guarantor	California	95-2947514
Hank's Acquisition Corp.	Subsidiary Guarantor	Alabama	33-0569883
Healthcare Administrative Services, Inc.	Subsidiary Guarantor	Delaware	43-1787964
Hemet Valley Ambulance Service, Inc.	Subsidiary Guarantor	California	95-2841215
Herren Enterprises, Inc.	Subsidiary Guarantor	California	95-3327978
Holiday Acquisition Company, Inc.	Subsidiary Guarantor	Colorado	45-1289504
International Life Support, Inc.	Subsidiary Guarantor	Hawaii	99-0114256
Kutz Ambulance Service, Inc.	Subsidiary Guarantor	Wisconsin	39-0827456
LifeCare Ambulance Service, Inc.	Subsidiary Guarantor	Illinois	36-3799039
LifeFleet Southeast, Inc.	Subsidiary Guarantor	Florida	59-1395439
MedAssociates, LLC	Subsidiary Guarantor	Texas	20-5044320
Medevac Medical Response, Inc.	Subsidiary Guarantor	Missouri	43-1097068
Medevac MidAmerica, Inc.	Subsidiary Guarantor	Missouri	95-3743718
Medic One Ambulance Services, Inc.	Subsidiary Guarantor	Delaware	72-1276358
Medic One of Cobb, Inc.	Subsidiary Guarantor	Georgia	58-1944370
Medi-Car Ambulance Service, Inc.	Subsidiary Guarantor	Florida	59-1892079
Medi-Car Systems, Inc.	Subsidiary Guarantor	Florida	59-1996927
MedicWest Ambulance, Inc.	Subsidiary Guarantor	Nevada	88-0421120
MedicWest Holdings, Inc.	Subsidiary Guarantor	Delaware	88-0420343
MedLife Emergency Medical Service, Inc.	Subsidiary Guarantor	Alabama	63-1154514
Mercy Ambulance of Evansville, Inc.	Subsidiary Guarantor	Indiana	35-1494500
Mercy Life Care	Subsidiary Guarantor	California	94-2619315
Mercy, Inc.	Subsidiary Guarantor	Nevada	88-0125707
Metro Ambulance Service (Rural), Inc.	Subsidiary Guarantor	Delaware	72-1275309
Metro Ambulance Service, Inc.	Subsidiary Guarantor	Delaware	72-1275308
Metro Ambulance Services, Inc.	Subsidiary Guarantor	Georgia	58-1036407
Metropolitan Ambulance Service	Subsidiary Guarantor	California	94-1701773
Midwest Ambulance Management Company	Subsidiary Guarantor	Delaware	36-3973137
Mission Care of Illinois, LLC	Subsidiary Guarantor	Illinois	90-0182287
Mission Care of Missouri, LLC	Subsidiary Guarantor	Missouri	72-1583669
Mission Care Services, LLC	Subsidiary Guarantor	Missouri	42-1644377
Mobile Medic Ambulance Service, Inc.	Subsidiary Guarantor	Delaware	04-3171173
MSO Newco, LLC	Subsidiary Guarantor	Delaware	27-1285928

Exact Name of Registrant as Specified in its Charter		State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification Number
Nevada Red Rock Ambulance, Inc.	Subsidiary Guarantor	Delaware	20-8121800
Nevada Red Rock Holdings, Inc.	Subsidiary Guarantor	Delaware	20-8846123
Northwood Anesthesia Associates, L.L.C.	Subsidiary Guarantor	Florida	65-0909229
Paramed, Inc.	Subsidiary Guarantor	Michigan	38-2142110
Park Ambulance Service Inc.	Subsidiary Guarantor	New York	13-2508653
Physician Account Management, Inc.	Subsidiary Guarantor	Florida	03-0373713
Physicians & Surgeons Ambulance Service, Inc.	Subsidiary Guarantor	Ohio	34-0859642
Pinnacle Consultants Mid-Atlantic, L.L.C.	Subsidiary Guarantor	Delaware	26-2201105
ProvidaCare, L.L.C.	Subsidiary Guarantor	Texas	75-2643961
Provider Account Management, Inc.	Subsidiary Guarantor	Delaware	75-2964700
Puckett Ambulance Service, Inc.	Subsidiary Guarantor	Georgia	58-1572034
Radiology Staffing Solutions, Inc.	Subsidiary Guarantor	Delaware	26-2138636
Radstaffing Management Solutions, Inc.	Subsidiary Guarantor	Delaware	26-2137767
Randle Eastern Ambulance Service, Inc.	Subsidiary Guarantor	Florida	59-0737717
Regional Emergency Services, L.P.	Subsidiary Guarantor	Delaware	59-3383586
Reimbursement Technologies, Inc.	Subsidiary Guarantor	Pennsylvania	23-2634599
River Medical Incorporated	Subsidiary Guarantor	Arizona	86-0506675
Seawall Acquisition, LLC	Subsidiary Guarantor	Delaware	27-2494878
Seminole County Ambulance, Inc.	Subsidiary Guarantor	Delaware	33-0506811
Springs Ambulance Service, Inc.	Subsidiary Guarantor	California	95-2426613
STAT Healthcare, Inc.	Subsidiary Guarantor	Delaware	76-0496236
Sun Devil Acquisition LLC	Subsidiary Guarantor	Delaware	27-2929691
Sunrise Handicap Transport Corp.	Subsidiary Guarantor	New York	11-2569671
TEK Ambulance, Inc.	Subsidiary Guarantor	Illinois	36-2915559
Templeton Readings, LLC	Subsidiary Guarantor	Maryland	04-3731678
Tidewater Ambulance Service, Inc.	Subsidiary Guarantor	Virginia	54-1244307
Troup County Emergency Medical Services, Inc.	Subsidiary Guarantor	Georgia	58-1313603
V.I.P. Professional Services, Inc.	Subsidiary Guarantor	California	95-2539749

*
The address including zip code and telephone number including area code for each additional registrant is 6200 S. Syracuse Way, Suite 200, Greenwood Village, Colorado 80111, (303) 495-1200.

The information in this prospectus is not complete and may be changed. We may not complete this exchange offer or issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 26, 2011

PROSPECTUS

Emergency Medical Services Corporation

Offer to Exchange

$950,000,0000 Outstanding 8.125% Senior Notes due 2019

for

$950,000,0000 Registered 8.125% Senior Notes due 2019

        Emergency Medical Services Corporation, is offering to exchange $950,000,000 aggregate principal amount of outstanding 8.125% Senior Notes due 2019 (the "Old Notes"), for a like principal amount of registered 8.125% Senior Notes due 2019 (the "New Notes").

        The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the New Notes are registered under the Securities Act of 1933, as amended (the "Securities Act"), and will not contain restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP number from the Old Notes and will not entitle their holders to registration rights.

        No public market currently exists for the Old Notes or the New Notes.

        The exchange offer will expire at             p.m., New York City time, on                  , 2011 (the "Expiration Date") unless we extend the Expiration Date. You should read the section called "The Exchange Offer" for further information on how to exchange your Old Notes for New Notes.

        See "Risk Factors" beginning on page 21 for a discussion of risk factors that you should consider prior to tendering your Old Notes in the exchange offer and risk factors related to ownership of the Notes.

        Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 90 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

        Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2011

        You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus. Also, you should not assume that there has been no change in the affairs of Emergency Medical Services Corporation and its subsidiaries since the date of this prospectus.

i

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus, including the more detailed information regarding our company, the New Notes being issued in the exchange offer and our consolidated financial statements and the related notes included in this prospectus. In this prospectus, unless the context requires otherwise, (i) references to "EMSC" and the "Company" mean Emergency Medical Services Corporation; (ii) references to "we," "us" and "our" mean EMSC and its consolidated subsidiaries; (iii) references to "Parent" mean CDRT Acquisition Corporation; (iv) references to "Merger Sub" mean CDRT Merger Sub, Inc.; and (v) references to "Holding" mean CDRT Holding Corporation. Financial information identified in this prospectus as "pro forma" or "on a pro forma basis" gives effect to the Transactions (as defined below).

Our Company

        We are a leading provider of outsourced facility-based physician services and medical transportation services in the United States. We operate our business and market our services under the EmCare and AMR brands, which represent EmCare Holdings Inc. ("EmCare") and American Medical Response, Inc. ("AMR"). EmCare, with more than 35 years of operating history, is a leading provider of physician services in the United States, based on number of contracts with hospitals and affiliated physician groups. Through EmCare, we provide outsourced facility-based physician services for emergency departments, as well as anesthesiology, hospitalist/inpatient, radiology and teleradiology programs. AMR, with more than 50 years of operating history, is a leading provider of medical transportation services to communities, payors and hospitals in the United States based on net revenue and number of transports.

        Approximately 86% of our net revenue for the year ended December 31, 2010 was generated under exclusive contracts. We had contract retention rates of 88% at EmCare and 99% at AMR as of December 31, 2010. During 2010, we provided services in approximately 14 million patient encounters in more than 2,000 communities nationwide. For the year ended December 31, 2010, we generated net revenue of approximately $2.9 billion, of which EmCare and AMR represented 52% and 48%, respectively. Our Adjusted EBITDA for the year ended December 31, 2010 was $322.1 million, an increase of $35.1 million, or 12.2%, as compared with 2009. See "Summary Historical Financial Data" for a discussion of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income.

        We offer a broad range of essential emergency and non-emergency medical services through our two business segments:

	EmCare	AMR
Core Services:	Facility-based physician services • Emergency department staffing and related management services • Anesthesiology, hospitalist/inpatient services, radiology and teleradiology	Pre- and post-hospital medical transportation • Emergency ("911") and non-emergency ambulance transports • Managed transportation services • Fixed-wing air ambulance services • Disaster response
Customers:	Hospitals Other healthcare facilities Independent physician groups Attending medical staff	Communities Government agencies Healthcare facilities Insurers
National Market Position:

8% share of emergency department services market
12% share of outsourced emergency department services market
3% share of anesthesia services market
1% share of hospitalist services market
1% share of radiology services market

7% share of total ambulance market 16% share of outsourced ambulance market 5% share of managed transportation market 1% share of medical air transport market
Number of Contracts:	569 facility contracts	168 "911" contracts 3,375 non-emergency transport arrangements
Volume for the year ended December 31, 2010:	Approximately 11.0 million patient encounters	Approximately 3.2 million patient transports

EmCare

        EmCare is a leading provider of outsourced facility-based physician services to healthcare facilities in the United States, based on number of contracts with hospitals and affiliated physician groups. EmCare has 569 contracts with hospitals and independent physician groups to provide emergency department, anesthesiology, hospitalist/inpatient, radiology and teleradiology staffing, and other management services. We have added 318 net new contracts since 2001. During 2010, EmCare had approximately 11.0 million patient encounters across 40 states and the District of Columbia. As of December 31, 2010, EmCare had an 8% share of the total emergency department ("ED") services market and a 12% share of the outsourced ED services market, the largest share among outsourced providers based on number of ED contracts. EmCare's share of the combined markets for anesthesiology, hospitalist and radiology services was approximately 2% as of such date.

        EmCare focuses on providing an environment where physicians can practice quality medicine, while improving operational efficiencies and patient satisfaction and mitigating risk at its customers'

hospitals and facilities. We recruit and hire or subcontract with physicians and other healthcare professionals, who then provide services to patients in the facilities with whom we contract. EmCare bills and collects from each patient or the patient's insurance provider for the medical services performed. We also have practice support agreements with independent physician groups and hospitals pursuant to which we provide management services such as billing and collection, recruiting, risk management and certain other administrative services.

American Medical Response

        AMR has developed the largest network of ambulance services in the United States. AMR and our predecessor companies have been providing services to some communities for more than 50 years. As of December 31, 2010, we had a 7% share of the total ambulance services market and a 16% share of the outsourced ambulance market, the largest share among outsourced providers based on number of transports and net revenue. During 2010, AMR treated and transported approximately 3.2 million patients in 38 states and the District of Columbia utilizing nearly 4,300 vehicles that operated out of more than 200 sites. AMR has more than 3,500 contracts with communities, government agencies, healthcare providers and insurers to provide ambulance transport services. AMR's broad geographic footprint enables us to contract on a national and regional basis with insurance companies and healthcare facilities.

        During 2010, approximately 58% of AMR's net revenue was generated from emergency 911 ambulance services. These services include treating and stabilizing patients, transporting the patient to a hospital or other healthcare facility and providing attendant medical care en-route. Non-emergency ambulance services, including critical care transfer, wheelchair transports and other interfacility transports, accounted for 28% of AMR's net revenue for the same period. The remaining balance of net revenue for 2010 was generated from managed transportation services, fixed-wing air ambulance services, and the provision of training, dispatch and other services to communities and public safety agencies.

        AMR also has a national contract with the Federal Emergency Management Agency ("FEMA") to provide ambulance, para-transit and rotary and fixed-wing air ambulance transportation services to supplement federal and military responses to disasters, acts of terrorism and other public health emergencies in the full 48 contiguous states.

Overview of Our Industry

        We operate in the outsourced facility-based physician services and medical transportation markets, two large and growing segments of the healthcare market. Emergency medical services are a core component of the range of care a patient could potentially receive in the pre-hospital and hospital-based settings. By law, most communities are required to provide emergency ambulance services and most hospitals are required to provide emergency department services. We believe that the following key factors will continue to drive growth in all our medical services markets:

  •
  Increase in outsourcing.  Communities, government agencies and healthcare facilities are under significant pressure both to improve the quality and to reduce the cost of care. The outsourcing of certain medical services has become a preferred means to alleviate these pressures.

  •
  Favorable demographics.  The growth and aging of the population will be a significant demand driver for healthcare services, and we believe it will result in an increase in ambulance transports, emergency department visits and demand for our other services.

  •
  Shortage of primary care physicians.  We believe that a portion of the historical and expected growth of emergency department visits is driven by the shortage of primary care physicians in the United States, which causes many patients to utilize the ED as their primary source for healthcare.

        For further information on the facility-based physician services and medical transportation markets in which we compete, please see "Business—Description of our Business—Industry Overview."

Our Competitive Strengths

        We believe the following competitive strengths position our company to capitalize on the favorable trends occurring within the healthcare industry and the emergency medical services markets.

        Leading Player in Two Large, Growing and Highly Fragmented Markets.    We are a leading provider of outsourced facility-based physician services and medical transportation services in the United States. We have significant scale with approximately 14 million patient encounters annually in over 2,000 communities across the United States. The markets in which we compete are highly fragmented with minimal presence from national providers, which we believe results in significant opportunities for continued market share gains as well as strategic "tuck-in" acquisitions. We believe our track record of consistently meeting or exceeding our customers' service expectations across both of our businesses affords us the opportunity to compete effectively in the bidding process for new contracts, as well as to continue to grow complementary service offerings.

        Strong, Stable Underlying Industry Volume Trends.    We operate within an attractive segment of healthcare services that is supported by strong and stable underlying market volume trends. Based on available data, hospital ED visits have grown at a compound annual growth rate ("CAGR") of 2.5% from 1999 to 2009, and ambulance transports have increased at a CAGR of 3.9% from 2003 to 2009, with no year-over-year declines in market volumes over these periods. These stable, historical market volumes are primarily supported by the critical non-discretionary nature of emergency medical services, as well as aging demographics and a shortage of primary care physicians in the United States.

        Broad Spread of Risk with Significant Customer, Geographic and Contract Diversification.    Because of our diverse revenue base, we are not reliant on any single facility, community or market. As of December 31, 2010, EmCare had 569 individual facility contracts, with the top 10 ED contracts representing only 9% of EmCare net revenue, and no customer (including all facility contracts under a single hospital system) comprised more than 10% of total net revenue. As of December 31, 2010, AMR had 168 exclusive "911" emergency services contracts and 3,375 non-emergency transport arrangements. AMR's top ten "911" contracts accounted for approximately 24% of AMR net revenue in 2010. We believe that our other services, including anesthesia, hospitalist, radiology, managed transportation and fixed-wing air transport services, also exhibit a broad spread of risk through a diversified customer base and geographic footprint.

        Attractive Business Model with Stable Cash Flows and Proven Ability to De-Lever our Balance Sheet.    We believe our operating model and the contractual nature of our businesses drive a meaningful amount of recurring revenue which, combined with our relatively low capital expenditure and working capital requirements, lead to strong and predictable cash flows. During 2010, approximately 86% of our net revenue was generated under exclusive contracts. We believe these exclusive contracts and the critical care nature of our services have historically resulted in long-term, stable customer relationships. EmCare and AMR have maintained relationships with their ten largest customers for 15 and 35 years, respectively. We believe our ability to consistently deliver high levels of customer service and continue to improve our customer's key metrics are illustrated by our high contract retention rates of 88% in EmCare and 99% in AMR as of December 31, 2010. Our strong earnings growth and free cash flow generated by our stable customer base have enabled us to reduce our total leverage ratio meaningfully over the last five years.

        Favorable Pricing Environment with Unique Reimbursement Characteristics.    Pricing and reimbursement for EmCare and AMR services have historically been favorable. We believe this trend will remain stable into the future. At EmCare, commercial payor leverage is reduced due to the emergency nature of the services, and physician reimbursement under Medicare has historically been stable. In addition, in many of our hospital contracts, we have the ability to obtain or increase subsidies to offset any reimbursement or payor mix changes. At AMR, communities and municipalities set emergency allowable rates for commercial payors and, with limited exception, do not pay for services out of the tax base. Further, we expect future Medicare reimbursement of ambulance services to be stable given that the phase-in of the Medicare national ambulance fee schedule was completed in 2010, and reimbursement for ambulance services represents a relatively small proportion of total Medicare spending. In addition, at both EmCare and AMR we have visibility into payor mix prior to entering into new contracts, and our payor mix has been stable over time, which allows us to more effectively manage exposure to each payor category.

        Opportunities for Continued Cost Reduction and Productivity Improvement.    We have a strong track record of profitable growth exhibited by a 16.0% CAGR in our Adjusted EBITDA and our expansion of Adjusted EBITDA margins by approximately 200 basis points from 2006 to 2010. Our consistent earnings growth and margin expansion over the last several years have been driven by our management's continuous focus on cost reductions and productivity improvements as well as benefits realized from information technology investments. We believe there are additional opportunities to continue to drive margin improvements in the future through targeted initiatives and additional technology enhancements.

        Increased Outsourcing of Health Services.    We believe market conditions are conducive to continued outsourcing of health services. In the EmCare segment, hospitals are increasingly outsourcing physician services due to increased cost pressures, the need to enhance operating efficiency, difficulties in physician recruiting and retention, the future possibility of pay-for-performance models and the desire to improve quality of care while reducing patient care cost. In the AMR segment, communities are increasingly outsourcing emergency medical transportation services due to cost pressures and budget constraints, the need for quality enhancement and improved clinical outcomes, the lack of risk management expertise and the pressure to meet peak demands.

        Strong and Experienced Management Team with Demonstrated Track Record of Performance.    We have a strong and deep management team with a historical track record of success. Many of our officers have decades of industry experience and significant tenure at EMSC. We are led by William Sanger, CEO, who has 35 years of industry experience, Randy Owen, EVP and CFO, who has 29 years of industry experience, Todd Zimmerman, EmCare President and EVP, who has 20 years of industry experience, and Mark Bruning, AMR President, who has 28 years of industry experience. Our current management team has led us through a series of initiatives focused on driving organic revenue growth and productivity and efficiency gains as well as executing several strategic acquisitions. Together these initiatives have resulted in net revenue and Adjusted EBITDA CAGRs of 10.3% and 16.0%, respectively, over the last four years.

Our Strategy

        Our objective is to continue to be a leader in outsourced facility-based physician services and medical transportation services in the United States as we pursue the following strategies and initiatives:

        Achieve Organic Growth through Market Share Gains and Continued Outsourcing.    We believe we have a unique competency in the treatment, management and billing of episodic and unscheduled patient care. We believe our long operating history, significant scope and scale, and leading market positions provide us with new and expanded opportunities to grow our customer base through market share gains from local and regional competitors as well as through continued outsourcing of physician and medical transportation services by hospitals and communities.

        Grow Complementary Service Lines by Cross-Selling to Existing Customers and Adding New Customers.    We believe our track record of maintaining successful long-term relationships with customers, combined with the expanded breadth of our service offerings, creates opportunities for us to increase revenue from our existing customer base and add new customers seeking services we previously did not provide. We have entered complementary service lines at both EmCare and AMR that are designed to leverage our core competencies.

        Supplement Organic Growth with Opportunistic Acquisitions.    The outsourced facility-based physician services and medical transportation services industries are highly fragmented, with only a few large national providers. We believe we have a successful track record of making strategic acquisitions at attractive valuations designed to enhance our market position and improve our value proposition for customers.

        Enhance Operational Efficiencies and Productivity to Drive Continued Margin Improvement.    We believe there are significant opportunities to build upon our success in improving our productivity and profitability at both EmCare and AMR. At EmCare, we continue to focus on initiatives to improve physician productivity, including more efficient scheduling around peak and off-peak hours, use of mid-level providers as well as improving and realigning physician compensation programs to help accelerate productivity gains. At AMR, we expect to benefit from additional investments in technology, such as the continued roll-out of ePCR (electronic patient care records) to enhance data collection accuracy and billing system automation to reduce our billing costs and days sales outstanding ("DSO").

        We describe additional elements of our strategy in "Business—Business Strategy."

        Emergency Medical Services Corporation is incorporated under the laws of the state of Delaware. Our corporate headquarters are located at 6200 S. Syracuse Way, Suite 200, Greenwood Village, CO 80111. Our telephone number is (303) 495-1200.

The Transactions

        On February 13, 2011, EMSC entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Merger Sub, formerly a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, Merger Sub merged with and into EMSC, with EMSC as the surviving corporation and a wholly owned subsidiary of Parent (the "Merger"). Immediately following the Merger, all of the outstanding common stock of Parent was owned by Holding, which is owned by Clayton, Dubilier & Rice Fund VIII, L.P. ("CD&R Fund VIII"), CD&R Friends & Family Fund VIII, L.P. ("CD&R F&F Fund"), CD&R Advisor Fund VIII Co-Investor, L.P. ("CD&R Advisor Co-Investor") and CD&R EMS Co-Investor, L.P. (together with CD&R Fund VIII, CD&R F&F Fund and CD&R Advisor Co-Investor, the "CD&R Affiliates").

        On May 25, 2011, the following transactions occurred in connection with the Merger (collectively, the "Transactions"):

  •
  LP units of the entity formerly known as Emergency Medical Services L.P., a wholly owned subsidiary of EMSC, were exchanged for EMSC common stock;

  •
  outstanding shares of EMSC common stock were converted into the right to receive $64.00 per share in cash, without interest and less any applicable withholding taxes;

  •
  options to purchase shares of EMSC common stock (other than options that were rolled over by certain members of management as described below), vested or unvested, were cancelled and each option was converted into the right to receive a cash payment equal to the excess (if any) of $64.00 per share over the exercise price per share of the option times the number of shares subject to the option, without interest and less any applicable withholding taxes;

  •
  restricted shares, vested or unvested, were fully vested at the effective time and canceled and extinguished and each restricted share was converted into the right to receive $64.00 per share in cash, without interest and less any applicable withholding taxes;

  •
  restricted stock units, vested or unvested, were cancelled and extinguished, and each restricted stock unit was converted into the right to receive a cash payment equal to $64.00 per share times the number of shares of EMSC common stock subject to such restricted stock units, without interest and less any applicable withholding taxes;

  •
  the CD&R Affiliates invested $887.1 million in the common stock of Holding, the proceeds of which were contributed to Parent (the "CD&R Equity Investment");

  •
  certain members of our management rolled over existing options to purchase EMSC common stock with an aggregate value of $28.3 million, based on the Merger consideration price, into options to purchase common stock of Holding (the "Management Rollover Investment" and, together with the CD&R Equity Investment, the "Equity Contributions");

  •
  Merger Sub entered into new senior secured credit facilities, comprising (i) a seven-year senior secured term loan facility of up to $1,440 million (as further described in "Description of Other Indebtedness—Term Loan Facility," the "Term Loan Facility") and (ii) a five-year senior secured asset-based loan facility of up to $350 million (as further described in "Description of Other Indebtedness—ABL Facility," the "ABL Facility" and, together with the Term Loan Facility, the "Senior Secured Credit Facilities");

  •
  Merger Sub issued the Old Notes;

  •
  the net proceeds of the Equity Contributions, the Old Notes and the borrowings under the Term Loan Facility were used to fund the cash consideration payable to our former stockholders and other equity holders, repay outstanding borrowings under our prior senior secured credit facility and pay related transaction fees and expenses;

  •
  Merger Sub merged with and into EMSC, with EMSC as the surviving corporation; and

  •
  upon consummation of the Merger, the rights and obligations of Merger Sub under the Old Notes and the Indenture, dated as of May 25, 2011, governing the Notes (the "Indenture") and under the Senior Secured Credit Facilities were assumed by the Company.

  Our Sponsor

        Founded in 1978, Clayton, Dubilier & Rice, LLC is a private equity firm with an integrated operational and financial approach to investing. CD&R has 40 investment professionals with offices in New York and London. Over the firm's 33-year history, CD&R has invested over $12 billion in capital in 51 businesses and is currently investing out of its $5 billion eighth fund. CD&R has a disciplined and clearly defined investment strategy with a special focus on multi-location services and distribution businesses.

Ownership and Organizational Structure

        The following chart illustrates our ownership and organizational structure:

(1)
Represents options to purchase Holding common stock held by EMSC management as well as shares of Holding common stock to be issued to EMSC management in connection with a management equity offering completed in September 2011. See "Security Ownership of Certain Beneficial Owners and Management."

(2)
In connection with the Transactions, we entered into the ABL Facility, which provides for a five-year senior secured revolving credit facility of up to $350 million, subject to a borrowing base of approximately $356 million and approximately $47 million of letters of credit issued under the ABL Facility as of June 30, 2011. As of June 30, 2011, we were able to borrow approximately $303 million under the ABL Facility. See "Description of Other Indebtedness—ABL Facility." We have not drawn on the ABL Facility.

(3)
In connection with the Transactions, we entered into the Term Loan Facility which provides for a seven-year senior secured term loan facility of up to $1,440 million. See "Description of Other Indebtedness—Term Loan Facility."

(4)
The Old Notes are not guaranteed by any of our foreign subsidiaries or any of our subsidiaries subject to regulation as an insurance company, including our captive insurance subsidiary. The Old Notes are structurally subordinated to the indebtedness and other liabilities of our non-guarantor subsidiaries, including their insurance liabilities. As of June 30, 2011, the non-guarantor subsidiaries had no indebtedness and approximately $155.9 million of primarily insurance-related liabilities. Our non-guarantor subsidiaries generated approximately $2.1 million of our net revenue for the year ended December 31, 2010 and held approximately $162.0 million of our assets as of June 30, 2011.

(5)
Due to the corporate practice of medicine restrictions of certain states, we maintain long-term management contracts with affiliated physician groups, which employ or contract with physicians to provide physician services. These entities are not subsidiaries of our company but their operations are typically consolidated in accordance with generally accepted accounting principles. See "Business—EmCare—Contracts—Affiliated Physician Group Contracts."

Market and Industry Data

        The market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information. None of the independent industry publications used in this prospectus were prepared on our behalf and none of the sources cited in this prospectus consented to the inclusion of any data from its reports, nor have we sought their consent.

Trademarks and Service Marks

        EMSC®, AMR® and EmCare® are three of our brand names, trademarks or service marks. Information contained in this prospectus may also refer to brand names, trademarks or service marks of other companies. All such brand names, trademarks or service marks are the property of their respective owners.

Summary of the Terms of the Exchange Offer

The Notes	On May 25, 2011 (the "Issuance Date"), Merger Sub issued $950 million aggregate principal amount of 8.125% Senior Notes due 2019 pursuant to exemptions from the registration requirements of the Securities Act. On such date, upon the consummation of the Merger of Merger Sub with and into the Company, the Company assumed all the rights and obligations under the Old Notes and the Indenture. The initial purchasers for the Old Notes were Barclays Capital Inc., Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, RBC Capital Markets, LLC, UBS Securities LLC, Citigroup Global Markets Inc., Natixis Securities North America Inc. (the "Initial Purchasers"). When we use the term "Old Notes" in this prospectus, we mean the 8.125% Senior Notes due 2019 that were privately placed with the Initial Purchasers on May 25, 2011, and were not registered with the SEC.

When we use the term "New Notes" in this prospectus, we mean the 8.125% Senior Notes due 2019 registered with the SEC and offered hereby in exchange for the Old Notes. When we use the term "Notes" in this prospectus, the related discussion applies to both the Old Notes and the New Notes.

The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the New Notes are registered under the Securities Act and will not be subject to restrictions on transfer, will bear a different CUSIP and ISIN number than the Old Notes, will not entitle their holders to registration rights and will be subject to terms relating to book-entry procedures and administrative terms relating to transfers that differ from those of the Old Notes.

The CUSIP numbers for the Old Notes are 12513P AA7 (Rule 144A) and U1251T AA5 (Regulation S). The ISIN numbers for the Old Notes are US12513PAA75 (Rule 144A), and USU1251TAA52 (Regulation S). The CUSIP number for the New Notes is        and the ISIN number for the New Notes is        .

The Exchange Offer

You may exchange Old Notes for a like principal amount of New Notes. The consummation of the exchange offer is not conditioned upon any minimum or maximum aggregate principal amount of Old Notes being tendered for exchange.

Resale of New Notes

We believe the New Notes that will be issued in the exchange offer may be resold by most investors without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. You should read the discussion under the heading "The Exchange Offer" for further information regarding the exchange offer and resale of the New Notes.

Registration Rights Agreement

We have undertaken the exchange offer pursuant to the terms of the Exchange and Registration Rights Agreement we entered into with the Initial Purchasers on May 25, 2011 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, we agreed to use our commercially reasonable efforts to consummate an exchange offer for the Old Notes pursuant to an effective registration statement or to cause resales of the Old Notes to be registered. The Registration Rights Agreement provides that if a Registration Default occurs, the interest rate on the Registrable Securities will be increased by (i) 0.25% per annum for the first 90-day period beginning on the day immediately following such Registration Default and (ii) an additional 0.25% per annum with respect to each subsequent 90-day period, in each case until and including the date such Registration Default ends, up to a maximum increase of 0.50% per annum. See "Exchange Offer; Registration Rights."

Consequences of Failure to Exchange the Old Notes	You will continue to hold Old Notes that remain subject to their existing transfer restrictions if:
• you do not tender your Old Notes; or
• you tender your Old Notes and they are not accepted for exchange.
We will have no obligation to register the Old Notes after we consummate the exchange offer. See "The Exchange Offer—Terms of the Exchange Offer; Period for Tendering Old Notes."
Expiration Date

The exchange offer will expire at           p.m., New York City time, on                        , 2011 (the "Expiration Date"), unless we extend it, in which case Expiration Date means the latest date and time to which the exchange offer is extended.

Interest on the New Notes	The New Notes will accrue interest from the most recent date to which interest has been paid or provided for on the Old Notes or, if no interest has been paid on the Old Notes, from the Issuance Date.

Conditions to the Exchange Offer

The exchange offer is subject to several customary conditions. We will not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes, and we may terminate or amend the exchange offer if we determine in our reasonable judgment at any time before the Expiration Date that the exchange offer would violate applicable law or any applicable interpretation of the staff of the SEC. The foregoing conditions are for our sole benefit and may be waived by us at any time. In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at any time any stop order is threatened or in effect with respect to:

• the registration statement of which this prospectus constitutes a part; or
• the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

See "The Exchange Offer—Conditions to the Exchange Offer." We reserve the right to terminate or amend the exchange offer at any time prior to the Expiration Date upon the occurrence of any of the foregoing events.

Procedures for Tendering Old Notes

If you wish to accept the exchange offer, you must tender your Old Notes and do the following on or prior to the Expiration Date, unless you follow the procedures described under "The Exchange Offer—Guaranteed Delivery Procedures."

•       if Old Notes are tendered in accordance with the book-entry procedures described under "The Exchange Offer—Book-Entry Transfer," transmit an Agent's Message to the Exchange Agent through the Automated Tender Offer Program ("ATOP") of The Depository Trust Company ("DTC"), or

• transmit a properly completed and duly executed letter of transmittal, or a facsimile copy thereof, to the Exchange Agent, including all other documents required by the letter of transmittal.
See "The Exchange Offer—Procedures for Tendering Old Notes."
Guaranteed Delivery Procedures

If you wish to tender your Old Notes, but cannot properly do so prior to the Expiration Date, you may tender your Old Notes according to the guaranteed delivery procedures set forth under "The Exchange Offer—Guaranteed Delivery Procedures."

Withdrawal Rights

Tenders of Old Notes may be withdrawn at any time prior to           p.m., New York City time, on the Expiration Date. To withdraw a tender of Old Notes, a notice of withdrawal must be actually received by the Exchange Agent at its address set forth in "The Exchange Offer—Exchange Agent" prior to           p.m., New York City time, on the Expiration Date. See "The Exchange Offer—Withdrawal Rights."

Acceptance of Old Notes and Delivery of New Notes

Except in some circumstances, any and all Old Notes that are validly tendered in the exchange offer prior to           p.m., New York City time, on the Expiration Date will be accepted for exchange. The New Notes issued pursuant to the exchange offer will be delivered promptly after the Expiration Date. See "The Exchange Offer—Acceptance of Old Notes for Exchange; Delivery of New Notes."

Material United States Federal Income Tax Considerations

We believe that the exchange of an Old Note for a New Note pursuant to the exchange offer will not be treated as a sale or exchange for U.S. federal income tax purposes. See "Material United States Federal Income Tax Considerations."

Exchange Agent	Wilmington Trust, National Association is serving as the Exchange Agent (the "Exchange Agent").

 Summary of the Terms of the Notes

        The terms of the New Notes offered in the exchange offer are identical in all material respects to the Old Notes, except that the New Notes:

  •
  are registered under the Securities Act and therefore will not be subject to restrictions on transfer;

  •
  will not be subject to provisions relating to additional interest;

  •
  will bear a different CUSIP and ISIN number;

  •
  will not entitle their holders to registration rights; and

  •
  will be subject to terms relating to book-entry procedures and administrative terms relating to transfers that differ from those of the Old Notes.

        The following summary contains basic information about the New Notes and the guarantees thereof and is not intended to be complete. For a more complete understanding of the New Notes and the guarantees, please refer to the section entitled "Description of Notes" in this prospectus.

Issuer	Emergency Medical Services Corporation
Notes offered	$950 million aggregate principal amount of 8.125% Senior Notes due 2019.
Maturity	The Notes will mature on June 1, 2019
Interest payment dates	June 1 and December 1, commencing on December 1, 2011.
Ranking	The Notes are our unsecured senior indebtedness and rank:
• equal in right of payment with all of our existing and future senior indebtedness;
• senior in right of payment to all of our existing and future subordinated obligations;

•       effectively subordinated to all of our secured indebtedness, including indebtedness under our new $1,440 million senior secured term loan facility and our new senior secured asset-based loan facility of up to $350 million, to the extent of the value of the assets securing such indebtedness; and

• structurally subordinated to all existing and future indebtedness and other liabilities of our non-guarantor subsidiaries, including all of our foreign subsidiaries.
Guarantors

The Notes are guaranteed, on an unsecured senior basis, by each of our domestic subsidiaries that is a borrower under or that guarantees our obligations under our senior secured credit facilities. These guarantees are subject to release under specified circumstances. See "Description of Notes—Subsidiary Guarantees." The guarantee of each Guarantor will be an unsecured senior obligation of that Guarantor and ranks:

• equal in right of payment with all existing and future senior indebtedness of that guarantor;

• senior in right of payment with all existing and future guarantor subordinated obligations;

•       effectively subordinated to all secured indebtedness of that guarantor to the extent of the value of the assets securing such indebtedness, including any such guarantor's guarantee of indebtedness under our new $1,440 million senior secured term loan facility and our new senior secured asset-based loan facility of up to $350 million; and

• structurally subordinated to all existing and future indebtedness and other liabilities of our non-guarantor subsidiaries, including all of our foreign subsidiaries.

The Notes are not guaranteed by any of our foreign subsidiaries or any of our subsidiaries subject to regulation as an insurance company, including our captive insurance subsidiary. The Notes are structurally subordinated to the indebtedness and other liabilities of our non-guarantor subsidiaries, including their insurance liabilities. As of June 30, 2011, the non-guarantor subsidiaries had no indebtedness and approximately $155.9 million of primarily insurance-related liabilities. Our non-guarantor subsidiaries generated approximately $2.1 million of our net revenue for the year ended December 31, 2010 and held approximately $162.0 million of our assets as of June 30, 2011.

Optional redemption

We may redeem the Notes, in whole or in part, at any time (1) prior to June 1, 2014, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, plus the make-whole premium described under "Description of Notes—Optional Redemption," and (2) on and after June 1, 2014, at the redemption prices described under "Description of Notes—Optional Redemption."

Optional redemption after certain equity offerings

Prior to June 1, 2014, we may redeem on one or more occasions up to 35% of the original aggregate principal amount of the Notes in an amount not exceeding the net proceeds of one or more equity offerings at a redemption price equal to 108.125% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, as described under "Description of Notes—Optional Redemption."

Offer to repurchase

If we experience a change of control, we must offer to repurchase all of the Notes (unless otherwise redeemed) at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. See "Description of Notes—Change of Control."

If we sell assets under certain circumstances, we must use the proceeds to make an offer to purchase Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. See "Description of Notes—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock."

Certain covenants	The Indenture contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:
• incur more indebtedness or issue certain preferred shares;
• pay dividends, redeem stock or make other distributions;
• make investments;
• create restrictions on the ability of our restricted subsidiaries to pay dividends to us or make other intercompany transfers;
• create liens;
• transfer or sell assets;
• merge or consolidate;
• enter into certain transactions with our affiliates; and
• designate subsidiaries as unrestricted subsidiaries.

Most of these covenants will cease to apply for so long as the Notes have investment grade ratings from both Moody's and S&P. These covenants are subject to important exceptions and qualifications, which are described under "Description of Notes—Certain Covenants" and "Description of Notes—Merger and Consolidation."

Risk factors	Investing in the Notes involves risks. For a description of risks you should consider before making your investment decision, see "Risk Factors."

 Ratio of Earnings to Fixed Charges

	Predecessor						Successor
						Period from January 1 through May 24, 2011	Period from May 25, through June 30, 2011
	Year ended December 31,
	2006	2007	2008	2009	2010
Ratio of earnings to fixed charges(1)	0.46	0.37	0.27	0.22	0.14	0.23	0.66

(1)
For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion of rental expense that we believe is representative of the interest component of rental expense.

Summary Historical Financial Data

        The following table presents summary consolidated historical financial data for EMSC and its consolidated subsidiaries.

        The consolidated financial statements included in this prospectus are presented for two periods: the period prior to and including May 24, 2011 ("Predecessor") and the period including and after May 25, 2011 ("Successor"), the date of the Merger. As a result of the Transactions, our consolidated financial statements after the Merger are not comparable to our consolidated financial statements prior to the date of the Merger. The historical data presented below are not necessarily indicative of the results to be expected for any future period.

        The summary historical financial data for EMSC and its consolidated subsidiaries as of December 31, 2009 and 2010 (Predecessor) and for the years ended December 31, 2008, 2009 and 2010 (Predecessor) are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical financial data for EMSC and its consolidated subsidiaries as of and for the six months ended June 30, 2010 (Predecessor), the period from January 1 through May 24, 2011 (Predecessor), the period from May 25 through June 30, 2011 and as of June 30, 2011 (Successor) are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary historical balance sheet data for EMSC and its consolidated subsidiaries as of December 31, 2008 were derived from our audited consolidated financial statements not included in this prospectus.

        This information should be read in conjunction with "Risk Factors," "Unaudited Pro Forma Consolidated Financial Statements," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Predecessor					Successor
	Year ended December 31,			Six months ended June 30,	Period from January 1 through May 24	Period from May 25 through June 30,
	2008	2009	2010	2010	2011	2011
	(in thousands of dollars)
Statement of Operations Data:
Net revenue	$2,409,864	$2,569,685	$2,859,322	$1,388,158	$1,221,790	$319,543
Compensation and benefits	1,637,425	1,796,779	2,023,503	976,760	874,633	221,804
Operating expenses	383,359	334,328	359,262	177,115	156,740	41,856
Insurance expense	82,221	97,610	97,330	48,012	47,229	10,089
Selling, general and administrative expenses	69,658	63,481	67,912	35,156	29,241	6,861
Depreciation and amortization expense	68,980	64,351	65,332	31,872	28,467	11,061

Income from operations	168,221	213,136	245,983	119,243	85,480	27,872
Interest income from restricted assets	6,407	4,516	3,105	1,714	1,124	162
Interest expense	(42,087)	(40,996)	(22,912)	(13,326)	(7,886)	(17,950)
Realized gain (loss) on investments	2,722	2,105	2,450	149	(9)	7
Interest and other (expense) income	2,055	1,816	968	471	(28,873)	(140)
Loss on early debt extinguishment	(241)	—	(19,091)	(19,091)	(10,069)	—

Income before income taxes and equity in earnings of unconsolidated subsidiary	137,077	180,577	210,503	89,160	39,767	9,951
Income tax expense	(52,530)	(65,685)	(79,126)	(34,365)	(19,242)	(4,158)

Income before equity in earnings of unconsolidated subsidiary	84,547	114,892	131,377	54,795	20,525	5,793
Equity in earnings of unconsolidated subsidiary	300	347	347	199	143	33

Net income	$84,847	$115,239	$131,724	$54,994	$20,668	$5,826

	Predecessor					Successor
	Year ended December 31,			Six months ended June 30,	Period from January 1 through May 24	Period from May 25 through June 30,
	2008	2009	2010	2010	2011	2011
	(in thousands of dollars)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$146,173	$332,888	$287,361	$313,033		$186,811
Working capital(1)	495,033	516,078	531,477	524,777		385,188
Property, plant and equipment, net	124,869	125,855	133,731	121,324		135,479
Total assets	1,541,219	1,654,707	1,748,552	1,704,795		4,072,796
Total debt(2)	458,505	453,930	421,276	427,535		2,379,335
Stockholders' equity	539,039	686,087	847,205	764,775		891,301
Cash Flow Data:
Cash flows provided by (used in):
Operating activities	$211,457	$272,553	$185,544	$84,742	$67,975	$37,721
Investing activities	(74,945)	(116,629)	(158,865)	(60,358)	(89,459)	(2,847,446)
Financing activities	(19,253)	30,791	(72,206)	(44,239)	20,671	2,709,988
Purchases of property, plant and equipment	(32,088)	(44,728)	(49,121)	(15,168)	(18,496)	(2,892)
Other Financial Data:
Adjusted EBITDA(3)	$247,084	$286,982	$322,119	$155,874	$130,582	$40,039
Cash interest expense	39,983	39,165	20,428	12,190	6,556	16,046

(1)
Working capital is defined as current assets less current liabilities.

(2)
Total debt is defined as long-term debt and capital lease obligations, including current maturities, and excludes adjustments resulting from loan fees, which are accounted for as a reduction to outstanding debt.

(3)
Adjusted EBITDA is defined as net income before equity in earnings of unconsolidated subsidiary, income tax expense, loss on early debt extinguishment, interest and other (expense) income, realized gain (loss) on investments, interest expense, depreciation and amortization expense, equity-based compensation expenses and related party management fees. Adjusted EBITDA, as reported historically, has been adjusted to reflect equity-based compensation expenses and related party management fees. See the reconciliation table below.

Adjusted EBITDA is commonly used by management and investors as a performance measure. Adjusted EBITDA is not considered a measure of financial performance under GAAP, and the items excluded from Adjusted EBITDA are significant components in understanding and assessing our financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as an alternative to GAAP measures such as net income, cash flows provided by or used in operating, investing or financing activities or other financial statement data presented in our consolidated financial statements as an indicator of financial performance or liquidity. Some of these limitations are:

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not reflect our interest expense, or the requirements necessary to service interest or principal payments on our debt;

  •
  Adjusted EBITDA does not reflect our income tax expenses or the cash requirements to pay our taxes;

  •
  Adjusted EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

  •
  although depreciation and amortization charges are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

  Because Adjusted EBITDA is not a measure determined in accordance with GAAP and is susceptible to varying calculations, this measure, as presented, may not be comparable to other similarly titled measures of other companies.

  The following tables set forth a reconciliation to net income of Adjusted EBITDA for the periods presented:

	Predecessor					Successor
	Year ended December 31,			Six Months ended June 30,	Period from January 1, through May 24,	Period from May 25 through June 30,
	2008	2009	2010	2010	2011	2011
	(in thousands of dollars)
Consolidated/Combined
Net income	$84,847	$115,239	$131,724	$54,994	$20,668	$5,826
Income tax expense	52,530	65,685	79,126	34,365	19,242	4,158
Equity in earnings of unconsolidated subsidiary(a)	(300)	(347)	(347)	(199)	(143)	(33)
Loss on early debt extinguishment(b)	241	—	19,091	19,091	10,069	—
Interest and other (income) expense(c)	(2,055)	(1,816)	(968)	(471)	28,873	140
Realized (gain) loss on investments(d)	(2,722)	(2,105)	(2,450)	(149)	9	(7)
Interest expense	42,087	40,996	22,912	13,326	7,886	17,950
Interest income from restricted assets	(6,407)	(4,516)	(3,105)	(1,714)	(1,124)	(162)

Income from operations	168,221	213,136	245,983	119,243	85,480	27,872
Interest income from restricted assets	6,407	4,516	3,105	1,714	1,124	162
Depreciation and amortization expense	68,980	64,351	65,332	31,872	28,467	11,061
Equity-based compensation expense(e)	2,476	3,979	6,699	2,545	15,112	430
Related party management fees(f)	1,000	1,000	1,000	500	399	514

Adjusted EBITDA	$247,084	$286,982	$322,119	$155,874	$130,582	$40,039

(a)
Represents the equity in earnings recognized in the 2008, 2009, 2010 and 2011 periods relating to the minority interest held by AMR in a joint venture in Trinidad. AMR recognizes equity in earnings of the unconsolidated subsidiary in the income statement, but not in Adjusted EBITDA.

(b)
Represents a loss on early debt extinguishment of $241,000 recorded during 2008, no effect on early debt extinguishment in 2009, a loss on early debt extinguishment of $19.1 million recorded during 2010, and a loss on early debt extinguishment of $10.1 million during the Predecessor period of January 1 through May 24, 2011.

(c)
Represents interest and other (income) expense. During the Predecessor period of January 1 through May 24, 2011 and the Successor period of May 25 through June 30, 2011, this included $29.5 million and $0.3 million, respectively, of expenses incurred with the Transactions.

(d)
Represents realized gains or losses on investments held at EMCA Insurance Company, Ltd. ("EMCA") associated with insurance related assets. These gains or losses are recorded only upon a sale or maturity of such investments.

(e)
Represents the non-cash equity based compensation expense related to equity based awards under our prior and existing equity-based incentive plans.

(f)
Represents the management fees paid to our prior sponsor and payable to CD&R as part of the consulting agreement entered into at the closing of the Transactions.

RISK FACTORS

        Investing in the Notes involves a high degree of risk. Before you make your investment decision, you should carefully consider the risks described below and the other information contained in this prospectus, including the consolidated financial statements and the related notes. If any of the following risks actually occurs, our business, financial condition, results of operations or cash flows could be materially adversely affected.

Risk Factors Related to the Notes

         Our substantial indebtedness may adversely affect our financial health and prevent us from making payments on the Notes.

        We have substantial indebtedness. As of June 30, 2011, we had total indebtedness, including capital leases, of approximately $2,387 million, including $950 million of Old Notes, $1,436 million of borrowings under the Term Loan Facility and approximately $2 million of other long-term indebtedness. In addition, as of June 30, 2011, after giving effect to approximately $47 million of letters of credit issued under the ABL Facility, we were able to borrow approximately $303 million under the ABL Facility. As of December 31, 2010, we also had approximately $155 million in operating lease commitments.

        The degree to which we are leveraged may have important consequences for us. For example, it may:

  •
  make it more difficult for us to make payments on our indebtedness;

  •
  increase our vulnerability to general economic and industry conditions, including recessions and periods of significant inflation and financial market volatility;

  •
  expose us to the risk of increased interest rates because any borrowings we make under the ABL Facility, and our borrowings under the Term Loan Facility under certain circumstances, will bear interest at variable rates;

  •
  require us to use a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing our ability to fund working capital, capital expenditures and other expenses;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

  •
  place us at a competitive disadvantage compared to competitors that have less indebtedness; and

  •
  limit our ability to borrow additional funds that may be needed to operate and expand our business.

        The Indenture, the credit agreement governing the ABL Facility (as further described in "Description of Other Indebtedness—ABL Facility," the "ABL Credit Agreement") and the credit agreement governing the Term Loan Facility (as further described in "Description of Other Indebtedness—Term Loan Facility," the "Term Loan Credit Agreement") contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Those covenants include restrictions on our ability to, among other things, incur more indebtedness, pay dividends, redeem stock or make other distributions, make investments, create liens, transfer or sell assets, merge or consolidate and enter into certain transactions with our affiliates. Our failure to comply with those covenants could result in an event of default, which, if not cured or waived, could result in the acceleration of all of our indebtedness. See also "—The Indenture, the ABL Credit Agreement and the Term Loan Credit Agreement restrict our ability and the ability of most of our subsidiaries to engage in some business and financial transactions."

         Despite our indebtedness levels, we, our subsidiaries and our affiliated professional corporations may be able to incur substantially more indebtedness which may increase the risks created by our substantial indebtedness.

        We, our subsidiaries and our affiliated professional corporations may be able to incur substantial additional indebtedness in the future. The terms of the Indenture do not fully prohibit us, our subsidiaries and our affiliated professional corporations from doing so. If we or our subsidiaries are in compliance with certain incurrence ratios set forth in the ABL Credit Agreement, the Term Loan Credit Agreement and the Indenture, we and our subsidiaries may be able to incur substantial additional indebtedness, which may increase the risks created by our current substantial indebtedness. See "Description of Other Indebtedness—ABL Facility," "Description of Other Indebtedness—Term Loan Facility" and "Description of Notes—Certain Covenants—Limitation on Indebtedness." Our affiliated professional corporations will not be subject to the covenants governing our indebtedness.

        After giving effect to approximately $47 million of letters of credit issued under the ABL Facility, as of June 30, 2011, we were able to borrow approximately $303 million under the ABL Facility. All of these borrowings would be secured and would rank senior to the Notes and the subsidiary guarantees.

         The Notes are effectively subordinated to borrowings under the ABL Facility and the Term Loan Facility to the extent of the value of the assets securing such debt and structurally subordinated to the indebtedness and other liabilities of our non-guarantor subsidiaries.

        The Indenture permits us to incur certain secured indebtedness, including indebtedness under the Senior Secured Credit Facilities. All of the obligations under the Senior Secured Credit Facilities are guaranteed by the same subsidiaries that guarantee the Notes. In addition, the Senior Secured Credit Facilities are secured by substantially all of our assets and by substantially all of the assets of each subsidiary guarantor of the Senior Secured Credit Facilities, including the capital stock of each subsidiary guarantor of the Senior Secured Credit Facilities held by us or any other subsidiary guarantor and a lien on substantially all of our tangible and intangible assets and all of the tangible and intangible assets of each other subsidiary guarantor of the Senior Secured Credit Facilities, subject to certain exceptions. The Notes are not secured by any of our assets or those of our subsidiaries and therefore do not have the benefit of such collateral. Accordingly, if an event of default occurs under the Senior Secured Credit Facilities, the lenders under those facilities will have a superior right to our assets and the assets of the subsidiary guarantors, to the exclusion of the holders of the Notes, even if we are in default under the Notes. In that event, our assets and the assets of the subsidiary guarantors would first be used to repay in full all indebtedness and other obligations secured by them (including all indebtedness outstanding under the Senior Secured Credit Facilities), resulting in all or a portion of our assets being unavailable to satisfy the claims of the holders of the Notes. Further, if the lenders under the Senior Secured Credit Facilities foreclose and sell the pledged equity interests in any subsidiary guarantor of the Notes, then that subsidiary guarantor will be released from its guarantee of the Notes automatically and immediately upon the sale. If any of the foregoing events occur, we cannot assure you that there will be sufficient assets to pay amounts due on the Notes. The covenant described under "Description of Notes—Certain Covenants—Limitation on Liens" will not limit or establish conditions on our ability to secure indebtedness under the Senior Secured Credit Facilities.

        Payments on the Notes are required to be made only by us and the note guarantors. Accordingly, claims of holders of the Notes will be structurally subordinated to the claims of creditors of our non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon liquidation or otherwise, to us or a subsidiary guarantor of the Notes. Furthermore, some of the non-guarantor subsidiaries are intended to be bankruptcy remote, and the assets held by them will not be available to our general creditors in a bankruptcy unless and until they are transferred to a non-bankruptcy remote entity.

        As of June 30, 2011, the Notes and subsidiary guarantees were effectively subordinated to approximately $1,436 million of secured indebtedness under the Senior Secured Credit Facilities. As of June 30, 2011, we had approximately $303 million available for future borrowings under the ABL Facility. As of June 30, 2011, our non-guarantor subsidiaries had no indebtedness and approximately $156 million of primarily insurance-related liabilities.

         We will require a significant amount of cash to service our indebtedness. The ability to generate cash or refinance our indebtedness as it becomes due depends on many factors, some of which are beyond our control.

        EMSC is a holding company, and as such has no independent operations or material assets other than its ownership of equity interests in its subsidiaries, and its subsidiaries' contractual arrangements with physicians and professional corporations, and it depends on its subsidiaries to distribute funds to it so that it may pay its obligations and expenses, including satisfying its obligations under the Notes. The ability of the Company to make scheduled payments on, or to refinance its respective obligations under, its indebtedness, including the Notes, and to fund planned capital expenditures and other corporate expenses will depend on the ability of its subsidiaries to make distributions, dividends or advances to it, which in turn will depend on their future operating performance and on economic, financial, competitive, legislative, regulatory and other factors and any legal and regulatory restrictions on the payment of distributions and dividends to which they may be subject. Many of these factors are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized or that future borrowings will be available to the Company in an amount sufficient to enable it to satisfy its respective obligations under its indebtedness or to fund its other needs. In order for the Company to satisfy its obligations under its indebtedness and fund planned capital expenditures, we must continue to execute our business strategy. If we are unable to do so, we may need to reduce or delay our planned capital expenditures or refinance all or a portion of our indebtedness on or before maturity. Significant delays in our planned capital expenditures may materially and adversely affect our future revenue prospects. In addition, we cannot assure you that we will be able to refinance any of our indebtedness, including the Notes and the Senior Secured Credit Facilities, on commercially reasonable terms or at all.

         The Indenture, the ABL Credit Agreement and the Term Loan Credit Agreement restrict our ability and the ability of most of our subsidiaries to engage in some business and financial transactions.

        Indenture.    The Indenture contains restrictive covenants that, among other things, limits our ability and the ability of our restricted subsidiaries to:

  •
  incur additional indebtedness or issue certain preferred shares;

  •
  pay dividends, redeem stock or make other distributions;

  •
  make investments;

  •
  create restrictions on the ability of our restricted subsidiaries to pay dividends to us or make other intercompany transfers;

  •
  create liens;

  •
  transfer or sell assets;

  •
  merge or consolidate;

  •
  enter into certain transactions with our affiliates; and

  •
  designate subsidiaries as unrestricted subsidiaries.

        Senior Secured Credit Facilities.    The ABL Credit Agreement and the Term Loan Credit Agreement will contain a number of covenants that limit our ability and the ability of our restricted subsidiaries to:

  •
  incur additional indebtedness;

  •
  declare dividends;

  •
  repurchase, prepay or redeem junior indebtedness (including the Notes);

  •
  redeem and repurchase capital stock;

  •
  incur additional liens;

  •
  sell assets;

  •
  agree to payment restrictions affecting our restricted subsidiaries;

  •
  make negative pledges;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

  •
  make investments;

  •
  enter into transactions with affiliates; and

  •
  designate any of our subsidiaries as unrestricted subsidiaries.

        The ABL Credit Agreement also contains other covenants customary for asset-based facilities of this nature. Our ability to borrow additional amounts under the Senior Secured Credit Facilities depends upon satisfaction of these covenants. Events beyond our control can affect our ability to meet these covenants.

        Our failure to comply with obligations under the Indenture, the ABL Credit Agreement and the Term Loan Credit Agreement may result in an event of default under that indenture or those credit agreements. A default, if not cured or waived, may permit acceleration of our indebtedness. We cannot be certain that we will have funds available to remedy these defaults. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all.

         We may not have access to the cash flow and other assets of our subsidiaries that may be needed to make payment on the Notes.

        Our ability to make payments on the Notes is dependent on the earnings and the distribution of funds from our subsidiaries. All of our business is conducted through our subsidiaries. The ability of our subsidiaries to make distributions, dividends or advances to us will depend on their future operating performance and on economic, financial, competitive, legislative, regulatory and other factors and any legal and regulatory restrictions on the payment of distributions and dividends to which they may be subject. Under the terms of the Indenture, the ABL Credit Agreement and the Term Loan Credit Agreement, our subsidiaries will be permitted to incur additional indebtedness that may restrict or prohibit distributions, dividends or loans from those subsidiaries to us. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on the Notes when due.

        Furthermore, none of our existing or future foreign subsidiaries, any subsidiary subject to regulation as an insurance company, and our domestic subsidiaries that do not guarantee our indebtedness under the ABL and Term Loan Credit Facilities will guarantee the Notes. See

"Description of Notes—Subsidiary Guarantees." The Notes will be structurally subordinated to any future indebtedness and other liabilities of our non-guarantor subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of claims from the assets of that subsidiary before any assets are or could be made available for distribution to us.

        As of June 30, 2011, our non-guarantor subsidiaries had no indebtedness. Our non-guarantor subsidiaries generated approximately 0% of our net revenues for the years ended December 31, 2008, 2009 and 2010, and held approximately 8% and 4% of our assets as of December 31, 2010 and June 30, 2011, respectively.

         Because each guarantor's liability under its guarantee of the Notes may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors.

        Each of our domestic subsidiaries that is a guarantor under the Senior Secured Credit Facilities is a guarantor of the Notes. However, the guarantees are limited to the maximum amount that the guarantors are permitted to guarantee under applicable law. As a result, a guarantor's liability under a guarantee could be reduced to zero depending on the amount of other obligations of such entity. Further, under certain circumstances, a court under applicable fraudulent conveyance and transfer statutes or other applicable laws could void the obligations under a guarantee or subordinate the guarantee to other obligations of the guarantor. See "Our being subject to certain fraudulent transfer and conveyance statutes may have adverse implications for the holders of the Notes." In addition, you will lose the benefit of a particular guarantee if it is released under the circumstances described under "Description of Notes—Subsidiary Guarantee."

        As a result, an entity's liability under its guarantee could be materially reduced or eliminated depending upon the amounts of its other obligations and upon applicable laws. In particular, in certain jurisdictions, a guarantee issued by a company that is not in the company's corporate interests or where the burden of that guarantee exceeds the benefit to the company may not be valid and enforceable. It is possible that a creditor of an entity or the insolvency administrator in the case of an insolvency of an entity may contest the validity and enforceability of the guarantee and the applicable court may determine that the guarantee should be limited or voided. If any guarantees are deemed invalid or unenforceable, in whole or in part, or to the extent that agreed limitations on the guarantee apply, the Notes would be effectively subordinated to all liabilities of the applicable guarantor, including trade payables of such guarantor.

         If we or our subsidiaries default on our and their obligations to pay our and their indebtedness, we may not be able to make payments on the Notes.

        Any default under the agreements governing our or our subsidiaries' indebtedness, including a default under the Senior Secured Credit Facilities that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the Notes when due and substantially decrease the market value of the Notes.

        If we or our subsidiaries are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we or they otherwise fail to comply with the various covenants in the instruments governing our or their indebtedness (including covenants in the Senior Secured Credit Facilities and the Indenture), we or they could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under the Senior Secured Credit Facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, which could further result in a cross-default or cross-acceleration of our debt issued under other instruments, and we could be forced into bankruptcy or liquidation. If amounts outstanding under the Senior Secured Credit Facilities, the Notes or other debt of our subsidiaries are accelerated, all our non-guarantor subsidiaries' debt and liabilities would be payable from our subsidiaries' assets, prior to any distributions of our subsidiaries' assets to pay interest and principal on the Notes, and we might not be able to repay or make any payments on the Notes.

         We may not be able to repurchase the Notes upon a change of control.

        Upon the occurrence of a change of control event specified in the Indenture, the Company will be required to offer to repurchase all outstanding Notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. It is possible, however, that we will not have sufficient funds available at the time of the change of control to make the required repurchase of Notes. Furthermore, restrictions in the ABL Credit Agreement and the Term Loan Credit Agreement do not allow those repurchases unless we have repaid the indebtedness under the Senior Secured Credit Facilities or received the requisite consent of the lenders under the Senior Secured Credit Facilities. We may be unable to repay all of that indebtedness or to obtain such consent. Any requirement to offer to repurchase outstanding Notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. A change of control may constitute an event of default under the Senior Secured Credit Facilities. In addition, our failure to repurchase the Notes after a change of control in accordance with the terms of the Indenture would constitute an event of default under such indenture, which in turn would result in a default under the ABL Credit Agreement and the Term Loan Credit Agreement, resulting in the acceleration of the indebtedness represented by the Notes and under the Senior Secured Credit Facilities.

         Certain corporate events may not trigger a change of control event, in which case we will not be required to redeem the Notes.

        The Indenture permits us to engage in certain important corporate events, such as leveraged recapitalizations, that would increase indebtedness but would not constitute a "Change of Control" (as defined in "Description of Notes—Change of Control"). If we effected a leveraged recapitalization or other such non-change of control transaction that resulted in an increase in indebtedness, our ability to make payments on the Notes would be adversely affected. However, we would not be required to redeem the Notes, and you might be required to continue to hold your Notes, despite our decreased ability to meet our obligations under the Notes.

        The definition of Change of Control includes a disposition of "all or substantially all of our assets." Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "substantially all" of our assets. As a result, it may be unclear as to whether a Change of Control has occurred and whether we are required to make an offer to repurchase the Notes. As noted below, under certain circumstances the sale or disposition of a Minority Business shall not at any time be deemed to constitute a disposition of "all or substantially all" of our assets.

         The terms of the Indenture include exceptions to certain covenants relating to a sale of a Minority Business.

        The terms of the Indenture include exceptions to certain covenants that apply in the event that a future sale or disposition (whether directly or indirectly, whether by sale or transfer of any such assets, or of any capital stock or other interest in any entity holding such assets, or by merger or consolidation or of any combination thereof, and whether in one or more transactions, or otherwise, including any

Minority Business Offering or any Minority Business Disposition (each as defined in the "Description of Notes")) of any business unit which represents less than 50% of our consolidated Adjusted EBITDA ("Minority Business"). Accordingly, we may sell or dispose of a Minority Business at any time subject to certain conditions. For important information regarding this exception and the applicable obligations and restrictions, see "Description of Notes—Change of Control," "Description of Notes—Certain Covenants—Merger and Consolidation" and "Description of Notes—Certain Definitions."

        If we sell or dispose of any such Minority Business, we may not receive any cash proceeds depending on the structure of such sale or disposition and to the extent cash proceeds are received we may be unable to reinvest the net proceeds of such sale in businesses or assets that produce similar net sales or earnings or Adjusted EBITDA. Accordingly, a sale of a Minority Business could adversely impact our operating results and financial performance, as well as the price, liquidity and ratings of the Notes. Such risks could be significant.

         An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.

        Our indebtedness under the ABL Facility will bear interest at variable rates, and, to the extent LIBOR exceeds 1.5%, our indebtedness under the Term Loan Facility bears interest at variable rates. As a result, increases in interest rates could increase the cost of servicing such debt and materially reduce our profitability and cash flows. As of June 30, 2011, assuming all ABL Facility revolving loans were fully drawn and LIBOR exceeded 1.5%, each one percentage point change in interest rates would result in approximately a $17.9 million change in annual interest expense on the Senior Secured Credit Facilities. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial debt.

         Federal and state fraudulent transfer laws may permit a court to void the Notes and/or the guarantees, and if that occurs, you may not receive any payments on the Notes.

        Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the Notes and the incurrence of the guarantees of the Notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the Notes or the guarantees thereof could be voided as a fraudulent transfer or conveyance if the Company or any of the Guarantors, as applicable, (a) issued the Notes or incurred the guarantee with the intent of hindering, delaying or defrauding creditors or (b) received less than reasonably equivalent value or fair consideration in return for either issuing the Notes or incurring the guarantee and, in the case of (b) only, one of the following is also true at the time thereof:

  •
  the Company or any of the Guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the Notes or the incurrence of the guarantee;

  •
  the issuance of the Notes or the incurrence of the guarantee left the Company or any of the Guarantors, as applicable, with an unreasonably small amount of capital or assets to carry on its business; or

  •
  the Company or any of the Guarantors intended to, or believed that the Company or such Guarantor would, incur debts beyond the Company's or such Guarantor's ability to pay as they mature.

        As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is satisfied. A court would likely find that a Guarantor did not receive reasonably equivalent value or fair consideration for its guarantee to the extent such Guarantor did not obtain a reasonably equivalent benefit from the issuance of the Notes.

        We cannot be certain as to the standards a court would use to determine whether or not the Company or any of the Guarantors were insolvent at the relevant time or, regardless of the standard that a court uses, whether the Notes or the guarantees would be subordinated to the Company's or any of the Guarantors' other debt. In general, however, a court would deem an entity insolvent if:

  •
  the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

  •
  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

  •
  it could not pay its debts as they became due.

        If a court were to find that the issuance of the Notes or the incurrence of a guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the Notes or that guarantee, could subordinate the Notes or that guarantee to presently existing and future indebtedness of the Company or of the related Guarantor or could require the holders of the Notes to repay any amounts received with respect to that guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the Notes.

        The indenture contains a "savings clause" intended to limit each subsidiary Guarantor's liability under its guarantee to the maximum amount that it could incur without causing the guarantee to be a fraudulent transfer under applicable law. There can be no assurance that this provision will be upheld as intended.

         A downgrade, suspension or withdrawal of the rating assigned by a rating agency to our company or the Notes, if any, could cause the liquidity or market value of the Notes to decline.

        The Notes have been rated by nationally recognized rating agencies and may in the future be rated by additional rating agencies. We cannot assure you that any rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant. Any downgrade, suspension or withdrawal of a rating by a rating agency (or any anticipated downgrade, suspension or withdrawal) could reduce the liquidity or market value of the Notes.

        Any future lowering of our ratings may make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the Notes is subsequently lowered or withdrawn for any reason, you may lose some or all of the value of your investment.

         If the lenders under the Senior Secured Credit Facilities release the guarantors or subsidiaries that are co-borrowers under the credit agreements for those facilities, those guarantors or subsidiaries that are co-borrowers will be released from their guarantees of the Notes.

        The lenders under the Senior Secured Credit Facilities have the discretion to release the guarantees or the obligations of the co-borrowers under the credit agreement for those facilities. If a subsidiary is no longer a guarantor of obligations or co-borrowers under the Senior Secured Credit Facilities or any other successor credit facilities that may be then outstanding, then the guarantee of the Notes by such subsidiary will be released automatically without action by, or consent of, any holder of the Notes or the trustee under the Indenture. See "Description of Notes—Subsidiary Guarantees." You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the Notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of holders of the Notes.

         Certain restrictive covenants in the Indenture will not apply during any time that the Notes achieve investment grade ratings.

        Most of the restrictive covenants in the Indenture will not apply during any time that the Notes achieve investment grade ratings from Moody's Investment Service, Inc. and Standard & Poor's, and no default or event of default has occurred. If these restrictive covenants cease to apply, we may take actions, such as incurring additional debt or making certain dividends or distributions, which would otherwise be prohibited under the Indenture. Ratings are given by these rating agencies based upon analyses that include many subjective factors. The investment grade ratings, if granted, may not reflect all of the factors that would be important to holders of the Notes.

Risks Related to Not Participating in the Exchange Offer

         You may have difficulty selling the Old Notes that you do not exchange.

        If you do not exchange your Old Notes for the New Notes offered in the exchange offer, your Old Notes will continue to be subject to significant restrictions on transfer. Those transfer restrictions are described in the Indenture and arose because the Old Notes were originally issued under exemptions from the registration requirements of the Securities Act.

        The Old Notes may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the Securities Act, pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act, and in compliance with applicable state securities laws. The Company did not register the Old Notes under the Securities Act, and it does not intend to do so. If you do not exchange your Old Notes, your ability to sell those Notes will be significantly limited.

        If a large number of outstanding Old Notes are exchanged for New Notes issued in the exchange offer, it may be more difficult for you to sell your unexchanged Old Notes due to the limited amounts of Old Notes that would remain outstanding following the exchange offer.

Risk Factors Related to Our Relationship with the CD&R Affiliates

         We are indirectly owned and controlled by the CD&R Affiliates, and their interests as equity holders may conflict with your interests as a holder of the Notes.

        We are indirectly owned and controlled by the CD&R Affiliates, who have the ability to control our policy and operations. The CD&R Affiliates control our board of directors, and thus are able to appoint new management and approve any action requiring the vote of our outstanding common stock, including amendments of our certificate of incorporation, mergers and sales of substantially all of our assets. The directors controlled by the CD&R Affiliates are also able to make decisions affecting our capital structure, including decisions to issue additional capital stock and incur additional debt. The interests of the CD&R Affiliates as stockholders may not in all cases be aligned with your interests as a holder of the Notes. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of the CD&R Affiliates might conflict with your interests as a holder of the Notes. In addition, one or more of the CD&R Affiliates may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such a transaction might involve risks to you as a holder of the Notes. Furthermore, one or more of the CD&R Affiliates may in the future own businesses that directly or indirectly compete with us. One or more of the CD&R Affiliates may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. We are party to a consulting agreement with CD&R and an indemnification agreement with CD&R and the CD&R Affiliates. See "Certain Relationships and Related Party Transaction—Post-Merger Relationships and Related Party Transactions."

Risk Related to Our Business

         We could be subject to lawsuits for which we are not fully reserved.

        In recent years, physicians, hospitals and other participants in the healthcare industry have become subject to an increasing number of lawsuits alleging medical malpractice and related legal theories such as negligent hiring, supervision and credentialing. Similarly, ambulance transport services may result in lawsuits concerning vehicle collisions and personal injuries, patient care incidents or mistreatment and employee job-related injuries. Some of these lawsuits may involve large claim amounts and substantial defense costs.

        EmCare procures professional liability insurance coverage for most of its affiliated medical professionals and professional and corporate entities. Beginning January 1, 2002, this insurance coverage has been provided by affiliates of CNA Insurance Company, which then reinsures the entire program, primarily through EmCare's wholly owned subsidiary, EMCA. Workers compensation coverage for EmCare's employees and applicable affiliated medical professionals is provided under a similar structure for the period through August 31, 2007. From September 1, 2004 to the closing date of our acquisition of EmCare and AMR, AMR obtained insurance coverage for losses with respect to workers compensation, auto and general liability claims through Laidlaw's captive insurance program. In 2007, AMR transferred the Laidlaw insurance coverage to an insurance subsidiary of American International Group, Inc. ("AIG") and currently has a self-insurance program fronted by an unrelated third party for all of its insurance programs subsequent to September 1, 2001. AMR retains the risk of loss under this coverage. Under these insurance programs, we establish reserves, using actuarial estimates, for all losses covered under the policies. Moreover, in the normal course of our business, we are involved in lawsuits, claims, audits and investigations, including those arising out of our billing and marketing practices, employment disputes, contractual claims and other business disputes for which we may have no insurance coverage, and which are not subject to actuarial estimates. For further information, see "Business—Legal Proceedings" and note 7 to our unaudited consolidated financial statements included elsewhere in this prospectus. The outcome of these matters could have a material effect on our results of operations in the period when we identify the matter, and the ultimate outcome could have a material adverse effect on our financial position, results of operations, or cash flows.

        Our liability to pay for EmCare's insurance program losses is collateralized by funds held through EMCA and, to the extent these losses exceed the collateral and assets of EMCA or the limits of our insurance policies, will have to be funded by us. Should our AMR losses with respect to such claims exceed the collateral held by AMR's insurance providers in connection with our self-insurance program or the limits of our insurance policies, we will have to fund such amounts. See "Business—American Medical Response—Insurance" and "Business—EmCare—Insurance."

         We are subject to a variety of federal, state and local laws and regulatory regimes, including a variety of labor laws and regulations. Failure to comply with laws and regulations could subject us to, among other things, penalties and legal expenses which could have a materially adverse effect on our business.

        We are subject to various federal, state, and local laws and regulations including, but not limited to the Employee Retirement Income Security Act of 1974 ("ERISA") and regulations promulgated by the Internal Revenue Service, the United States Department of Labor and the Occupational Safety and Health Administration. We are also subject to a variety of federal and state employment and labor laws and regulations, including the Americans with Disabilities Act, the Federal Fair Labor Standards Act, the Worker Adjustment and Restructuring Notification Act, and other regulations related to working conditions, wage-hour pay, overtime pay, family leave, employee benefits, antidiscrimination, termination of employment, safety standards and other workplace regulations.

        Failure to properly adhere to these and other applicable laws and regulations could result in investigations, the imposition of penalties or adverse legal judgments by public or private plaintiffs, and our business, financial condition and results of operations could be materially adversely affected. Similarly, our business, financial condition and results of operations could be materially adversely affected by the cost of complying with newly-implemented laws and regulations.

        In addition, from time to time we have received, and expect to continue to receive, correspondence from former employees terminated by us who threaten to bring claims against us alleging that we have violated one or more labor and employment regulations. In certain instances former employees have brought claims against us and we expect that we will encounter similar actions against us in the future. An adverse outcome in any such litigation could require us to pay contractual damages, compensatory damages, punitive damages, attorneys' fees and costs.

         The reserves we establish with respect to our losses covered under our insurance programs are subject to inherent uncertainties.

        In connection with our insurance programs, we establish reserves for losses and related expenses, which represent estimates involving actuarial and statistical projections, at a given point in time, of our expectations of the ultimate resolution and administration costs of losses we have incurred in respect of our liability risks. Insurance reserves inherently are subject to uncertainty. Our reserves are based on historical claims, demographic factors, industry trends, severity and exposure factors and other actuarial assumptions calculated by an independent actuary firm. The independent actuary firm performs studies of projected ultimate losses on an annual basis and provides quarterly updates to those projections. We use these actuarial estimates to determine appropriate reserves. Our reserves could be significantly affected if current and future occurrences differ from historical claim trends and expectations. While we monitor claims closely when we estimate reserves, the complexity of the claims and the wide range of potential outcomes may hamper timely adjustments to the assumptions we use in these estimates. Actual losses and related expenses may deviate, individually and in the aggregate, from the reserve estimates reflected in our financial statements. If we determine that our estimated reserves are inadequate, we will be required to increase reserves at the time of the determination, which would result in a reduction in our net income in the period in which the deficiency is determined. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Claims Liability and Professional Liability Reserves" and note 15 to our audited financial statements included in this prospectus.

         Insurance coverage for some of our losses may be inadequate and may be subject to the credit risk of commercial insurance companies.

        Some of our insurance coverage is through various third party insurers. To the extent we hold policies to cover certain groups of claims or rely on insurance coverage obtained by third parties to cover such claims, but either we or such third parties did not obtain sufficient insurance limits, did not buy an extended reporting period policy, where applicable, or the issuing insurance company is unable or unwilling to pay such claims, we may be responsible for those losses. Furthermore, for our losses that are insured or reinsured through commercial insurance companies, we are subject to the "credit risk" of those insurance companies. While we believe our commercial insurance company providers currently are creditworthy, there can be no assurance that such insurance companies will remain so in the future.

         Volatility in market conditions could negatively impact insurance collateral balances and result in additional funding requirements.

        Our insurance collateral is comprised principally of government and investment grade securities and cash deposits with third parties. The volatility experienced in the market has not had a material impact to our financial position or performance. Future volatility could, however, negatively impact the insurance collateral balances and result in additional funding requirements.

         We are subject to decreases in our revenue and profit margin under our fee-for-service contracts, where we bear the risk of changes in volume, payor mix and third party reimbursement rates.

        In our fee-for-service arrangements, which generated approximately 81% of our net revenue for the year ended December 31, 2010, we, or our affiliated physicians, collect the fees for transports and physician services provided. Under these arrangements, we assume financial risks related to changes in the mix of insured and uninsured patients and patients covered by government-sponsored healthcare programs, third party reimbursement rates and transports and patient volume. In some cases our revenue decreases if our volume or reimbursement decreases, but our expenses may not decrease proportionately. See "Risk Factors Related to Healthcare Regulation—Changes in the rates or methods of third party reimbursements may adversely affect our revenue and operations." In addition, fee-for-service contracts have less favorable cash flow characteristics in the start-up phase than traditional flat-rate contracts due to longer collection periods.

        We collect a smaller portion of our fees for services rendered to uninsured patients than for services rendered to insured patients. Our credit risk related to services provided to uninsured individuals is exacerbated because the law requires communities to provide 911 emergency response services and hospital emergency departments to treat all patients presenting to the emergency department seeking care for an emergency medical condition regardless of their ability to pay. We also believe uninsured patients are more likely to seek care at hospital emergency departments because they frequently do not have a primary care physician with whom to consult.

         We may not be able to successfully recruit and retain physicians and other healthcare professionals with the qualifications and attributes desired by us and our customers.

        Our ability to recruit and retain affiliated physicians and other healthcare professionals significantly affects our performance under our contracts. In the recent past, our customer hospitals have increasingly demanded a greater degree of specialized skills, training and experience in the healthcare professionals providing services under their contracts with us. This decreases the number of healthcare professionals who may be permitted to staff our contracts. Moreover, because of the scope of the geographic and demographic diversity of the hospitals and other facilities with which we contract, we must recruit healthcare professionals, and particularly physicians, to staff a broad spectrum of contracts. We have had difficulty in the past recruiting physicians to staff contracts in some regions of the country and at some less economically advantaged hospitals. Moreover, we compete with other entities to recruit and retain qualified physicians and other healthcare professionals to deliver clinical services. Our future success in retaining and winning new hospital contracts depends on our ability to recruit and retain healthcare professionals to maintain and expand our operations.

         Our non-compete agreements and other restrictive covenants involving physicians may not be enforceable.

        We have contracts with physicians and professional corporations in many states. Some of these contracts, as well as our contracts with hospitals, include provisions preventing these physicians and professional corporations from competing with us both during and after the term of our relationship with them. The law governing non-compete agreements and other forms of restrictive covenants varies from state to state. Some states are reluctant to strictly enforce non-compete agreements and restrictive covenants applicable to physicians. There can be no assurance that our non-compete agreements related to affiliated physicians and professional corporations will not be successfully challenged as unenforceable in certain states. In such event, we would be unable to prevent former affiliated physicians and professional corporations from competing with us, potentially resulting in the loss of some of our hospital contracts.

         We are required to make capital expenditures for our ambulance services business in order to remain competitive.

        Our capital expenditure requirements primarily relate to maintaining and upgrading our vehicle fleet and medical equipment to serve our customers and remain competitive. The aging of our vehicle fleet requires us to make regular capital expenditures to maintain our current level of service. Our capital expenditures totaled $32 million, $45 million, and $49 million in the years ended December 31, 2008, 2009, and 2010, respectively. In addition, changing competitive conditions or the emergence of any significant advances in medical technology could require us to invest significant capital in additional equipment or capacity in order to remain competitive. If we are unable to fund any such investment or otherwise fail to invest in new vehicles or medical equipment, our business, financial condition or results of operations could be materially and adversely affected.

         We depend on our senior management and may not be able to retain those employees or recruit additional qualified personnel.

        We depend on our senior management. The loss of services of any of the members of our senior management could adversely affect our business until a suitable replacement can be found. There may be a limited number of persons with the requisite skills to serve in these positions, and we cannot assure you that we would be able to identify or employ such qualified personnel on acceptable terms.

         Our revenue would be adversely affected if we lose existing contracts.

        A significant portion of our growth historically has resulted from increases in the number of emergency and non-emergency transports, and the number of patient encounters and fees for services we provide under existing contracts, and the addition of new contracts. Substantially all of our net revenue in the year ended December 31, 2010 was generated under contracts, including exclusive contracts that accounted for approximately 86% of our 2010 net revenue. Our contracts with hospitals generally have terms of three years and the term of our contracts with communities to provide 911 services generally ranges from three to five years. Most of our contracts are terminable by either of the parties upon notice of as little as 30 days. Any of our contracts may not be renewed or, if renewed, may contain terms that are not as favorable to us as our current contracts. We cannot assure you that we will be successful in retaining our existing contracts or that any loss of contracts would not have a material adverse effect on our business, financial condition and results of operations. Furthermore, certain of our contracts will expire during each fiscal period, and we may be required to seek renewal of these contracts through a formal bidding process that often requires written responses to a Request for Proposal ("RFP"). We cannot assure you that we will be successful in retaining such contracts or that we will retain them on terms that are as favorable as present terms.

         We may not accurately assess the costs we will incur under new contracts.

        Our new contracts increasingly involve a competitive bidding process. When we obtain new contracts, we must accurately assess the costs we will incur in providing services in order to realize adequate profit margins and otherwise meet our financial and strategic objectives. Increasing pressures from healthcare payors to restrict or reduce reimbursement rates at a time when the costs of providing medical services continue to increase make assessing the costs associated with the pricing of new contracts, as well as maintenance of existing contracts, more difficult. In addition, integrating new contracts, particularly those in new geographic locations, could prove more costly, and could require more management time, than we anticipate. Our failure to accurately predict costs or to negotiate an adequate profit margin could have a material adverse effect on our business, financial condition and results of operations.

         The high level of competition in our segments of the market for emergency medical services could adversely affect our contract and revenue base.

        EmCare.    The market for providing outsourced physician staffing and related management services to hospitals and clinics is highly competitive. Such competition could adversely affect our ability to obtain new contracts, retain existing contracts and increase or maintain profit margins. We compete with both national and regional enterprises such as Team Health, Hospital Physician Partners, The Schumacher Group, Sheridan Healthcare, California Emergency Physicians and National Emergency Services Healthcare Group, some of which may have greater financial and other resources available to them, greater access to physicians or greater access to potential customers. We also compete against local physician groups and self-operated facility-based physician services departments for satisfying staffing and scheduling needs.

        AMR.    The market for providing ambulance transport services to municipalities, other healthcare providers and third party payors is highly competitive. In providing ambulance transport services, we compete with governmental entities, including cities and fire districts, hospitals, local and volunteer private providers, and with several large national and regional providers such as Rural/Metro Corporation, Southwest Ambulance, Paramedics Plus and Acadian Ambulance. In many communities, our most important competitors are the local fire departments, which in many cases have acted traditionally as the first response providers during emergencies, and have been able to expand their scope of services to include emergency ambulance transport and do not wish to give up their franchises to a private competitor.

         Our business depends on numerous complex information systems, and any failure to successfully maintain these systems or implement new systems could materially harm our operations.

        We depend on complex, integrated information systems and standardized procedures for operational and financial information and our billing operations. We may not have the necessary resources to enhance existing information systems or implement new systems where necessary to handle our volume and changing needs. Furthermore, we may experience unanticipated delays, complications and expenses in implementing, integrating and operating our systems. Any interruptions in operations during periods of implementation would adversely affect our ability to properly allocate resources and process billing information in a timely manner, which could result in customer dissatisfaction and delayed cash flow. We also use the development and implementation of sophisticated and specialized technology to differentiate our services from our competitors and improve our profitability. The failure to successfully implement and maintain operational, financial and billing information systems could have an adverse effect on our ability to obtain new business, retain existing business and maintain or increase our profit margins.

         Disruptions in our disaster recovery systems or management continuity planning could limit our ability to operate our business effectively.

        Our information technology systems facilitate our ability to conduct our business. While we have disaster recovery systems and business continuity plans in place, any disruptions in our disaster recovery systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively monitor and control our operations. Despite our implementation of a variety of security measures, our technology systems could be subject to physical or electronic break-ins, and similar disruptions from unauthorized tampering. In addition, in the event that a significant number of our management personnel were unavailable in the event of a disaster, our ability to effectively conduct business could be adversely affected.

         We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business.

        Our ability to compete effectively depends in part upon our rights in trademarks, copyrights, other intellectual property and proprietary technology. Our use of contractual provisions, confidentiality procedures and agreements, and trademark, copyright, unfair competition, trade secret and other laws to protect our intellectual property and other proprietary rights may not be adequate. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary technology, or to defend against claims by third parties that the conduct of our businesses or our use of intellectual property infringe their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources. A successful claim of trademark, copyright or other intellectual property infringement or misappropriation against us could prevent us from providing services, which could have a material adverse effect on our business, financial condition or results of operations.

         If we fail to implement our business strategy, our financial performance and our growth could be materially and adversely affected.

        Our future financial performance and success are dependent in large part upon our ability to implement our business strategy successfully. Our business strategy envisions several initiatives, including increasing revenue from existing customers, growing our customer base, expanding our existing service lines, pursuing select acquisitions, implementing cost rationalization and other productivity initiatives, focusing on risk mitigation and utilizing technology to differentiate our services and improve profitability. We may not be able to implement our business strategy successfully or achieve the anticipated benefits of our business plan. If we are unable to do so, our long-term growth and profitability may be adversely affected. Even if we are able to implement some or all of the initiatives of our business plan successfully, our operating results may not improve to the extent we anticipate, or at all.

        Implementation of our business strategy could also be affected by a number of factors beyond our control, such as increased competition, legal developments, government regulation, general economic conditions or increased operating costs or expenses. In addition, to the extent we have misjudged the nature and extent of industry trends or our competition, we may have difficulty in achieving our strategic objectives. Any failure to implement our business strategy successfully may adversely affect our business, financial condition and results of operations and thus our ability to service our debt. In addition, we may decide to alter or discontinue certain aspects of our business strategy at any time.

         The pro forma financial information in this prospectus may not be reflective of our operating results and financial conditions following the Transactions.

        The pro forma financial information included in this prospectus is derived from our historical consolidated financial statements. The preparation of this pro forma information is based upon certain assumptions and estimates. This pro forma information may not reflect what our results of operations, financial position and cash flows would have been had the Transactions and specified adjustments occurred during the periods presented or what our results of operations, financial position and cash flows will be in the future. The pro forma information contained in this prospectus is based on adjustments that our management believes are reasonable. Our estimate of these adjustments may differ from actual amounts.

         A successful challenge by tax authorities to our treatment of certain physicians as independent contractors and to our tax elections could require us to pay past taxes and penalties.

        As of December 31, 2010, we contracted with approximately 3,460 physicians as independent contractors to fulfill our contractual obligations to customers. Because we treat them as independent contractors rather than as employees, we do not (i) withhold federal or state income or other employment related taxes from the compensation that we pay to them, (ii) make federal or state unemployment tax or Federal Insurance Contributions Act payments (except as described below), (iii) provide workers compensation insurance with respect to such affiliated physicians (except in states that require us to do so even for independent contractors), or (iv) allow them to participate in benefits and retirement programs available to employed physicians. Our contracts with our independent contractor physicians obligate these physicians to pay these taxes and other costs. Whether these physicians are properly classified as independent contractors depends upon the facts and circumstances of our relationship with them. It is possible that the nature of our relationship with these physicians would support a challenge to our classification of them. If such a challenge by federal or state taxing authorities was successful, and the physicians at issue were instead treated as employees, we could be adversely affected and liable for past taxes and penalties to the extent that the physicians did not fulfill their contractual obligations to pay those taxes. Under current federal tax law, however, even if our treatment were successfully challenged, if our current treatment were found to be consistent with a long-standing practice of a significant segment of our industry and we meet certain other requirements, it is possible, but not certain, that our treatment of the physicians would qualify under a "safe harbor" and, consequently, we would be protected from the imposition of past taxes and penalties. In the recent past, however, there have been proposals to eliminate the safe harbor and similar proposals could be made in the future.

        We have made certain elections for income tax purposes and recorded related tax deductions that while we feel are probable of being upheld, may be challenged by the taxing authorities.

         We may make acquisitions which could divert the attention of management and which may not be integrated successfully into our existing business.

        We may pursue acquisitions to increase our market penetration, enter new geographic markets and expand the scope of services we provide. We have evaluated and expect to continue to evaluate possible acquisitions on an ongoing basis. We cannot assure you that we will identify suitable acquisition candidates, acquisitions will be completed on acceptable terms, our due diligence process will uncover all potential liabilities or issues affecting our integration process, we will not incur break-up, termination or similar fees and expenses, or we will be able to integrate successfully the operations of any acquired business into our existing business. Furthermore, acquisitions into new geographic markets and services may require us to comply with new and unfamiliar legal and regulatory requirements, which could impose substantial obligations on us and our management, cause us to expend additional time and resources, and increase our exposure to penalties or fines for non-compliance with such requirements. The acquisitions could be of significant size and involve operations in multiple jurisdictions. The acquisition and integration of another business would divert management attention from other business activities. This diversion, together with other difficulties we may incur in integrating an acquired business, could have a material adverse effect on our business, financial condition and results of operations. In addition, we may borrow money to finance acquisitions. Such borrowings might not be available on terms as favorable to us as our current borrowing terms and may increase our leverage.

         Many of our employees are represented by labor unions and any work stoppage could adversely affect our business.

        Approximately 48% of AMR's employees are represented by 39 active collective bargaining agreements. A total of 12 active and 3 new collective bargaining agreements, representing approximately 4,200 employees, are in the negotiation process in 2011. Although we believe our relations with our employees are good, we cannot assure you that we will be able to negotiate a satisfactory renewal of these collective bargaining agreements or that our employee relations will remain stable.

         Our consolidated revenue and earnings could vary significantly from period to period due to our national contract with the Federal Emergency Management Agency.

        Our revenue and earnings under our national contract with FEMA are likely to vary significantly from period to period. In the first four years of the FEMA contract, our annual revenues from services rendered under this contract have varied by approximately $107 million. In its present form, the contract generates revenue for us only in the event of a national emergency and then only if FEMA exercises its broad discretion to order a deployment. Our FEMA revenue therefore depends largely on circumstances outside of our control. We therefore cannot predict the revenue and earnings, if any, we may generate in any given period from our FEMA contract. This may lead to increased volatility in our actual revenue and earnings period to period.

         We may be required to enter into large scale deployment of resources in response to a national emergency under our contract with FEMA, which may divert management attention and resources.

        We do not believe that a FEMA deployment adversely affects our ability to service our local 911 contracts. However, any significant FEMA deployment requires significant management attention and could reduce our ability to pursue other local transport opportunities, such as inter-facility transports, and to pursue new business opportunities, which could have an adverse effect on our business and results of operations.

Risk Factors Related to Healthcare Regulation

         We conduct business in a heavily regulated industry and if we fail to comply with these laws and government regulations, we could incur penalties or be required to make significant changes to our operations.

        The healthcare industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which we provide and bill for services, our contractual relationships with our physicians, vendors and customers, our marketing activities and other aspects of our operations. Failure to comply with these laws can result in civil and criminal penalties such as fines, damages and exclusion from the Medicare and Medicaid programs. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business.

        Our practitioners and our customers are also subject to ethical guidelines and operating standards of professional and trade associations and private accreditation agencies. Compliance with these guidelines and standards is often required by our contracts with our customers or to maintain our reputation.

        The laws, regulations and standards governing the provision of healthcare services may change significantly in the future. We cannot assure you that any new or changed healthcare laws, regulations or standards will not materially adversely affect our business. We cannot assure you that a review of our business by judicial, law enforcement, regulatory or accreditation authorities will not result in a determination that could adversely affect our operations.

         We are subject to comprehensive and complex laws and rules that govern the manner in which we bill and are paid for our services by third party payors, and the failure to comply with these rules, or allegations that we have failed to do so, can result in civil or criminal sanctions, including exclusion from federal and state healthcare programs.

        Like most healthcare providers, the majority of our services are paid for by private and governmental third party payors, such as Medicare and Medicaid. These third party payors typically have differing and complex billing and documentation requirements that we must meet in order to receive payment for our services. Reimbursement to us is typically conditioned on our providing the correct procedure and diagnostic codes and properly documenting the services themselves, including the level of service provided, the medical necessity for the services, the site of service and the identity of the practitioner who provided the service.

        We must also comply with numerous other laws applicable to our documentation and the claims we submit for payment, including but not limited to (1) "coordination of benefits" rules that dictate which payor we must bill first when a patient has potential coverage from multiple payors; (2) requirements that we obtain the signature of the patient or patient representative, or, in certain cases, documentation, prior to submitting a claim; (3) requirements that we make repayment to any payor which pays us more than the amount to which we are entitled; (4) requirements that we bill a hospital or nursing home, rather than Medicare, for certain ambulance transports provided to Medicare patients of such facilities; (5) "reassignment" rules governing our ability to bill and collect professional fees on behalf of our physicians; (6) requirements that our electronic claims for payment be submitted using certain standardized transaction codes and formats; and (7) laws requiring us to handle all health and financial information of our patients in a manner that complies with specified security and privacy standards. See "Business—Regulatory Matters—Medicare, Medicaid and Other Government Reimbursement Programs."

        Governmental and private third party payors and other enforcement agencies carefully audit and monitor our compliance with these and other applicable rules, and in some cases in the past have found that we were not in compliance. We have received in the past, and expect to receive in the future, repayment demands from third party payors based on allegations that our services were not medically necessary, were billed at an improper level, or otherwise violated applicable billing requirements. Our failure to comply with the billing and other rules applicable to us could result in non-payment for services rendered or refunds of amounts previously paid for such services. In addition, non-compliance with these rules may cause us to incur civil and criminal penalties, including fines, imprisonment and exclusion from government healthcare programs such as Medicare and Medicaid, under a number of state and federal laws. These laws include the federal False Claims Act, the Civil Monetary Penalties Law, the Health Insurance Portability and Accountability Act of 1996, the federal Anti-Kickback Statute and other provisions of federal, state and local law. The federal False Claims Act and the Anti-Kickback Statute were both recently amended in a manner which makes it easier for the government to demonstrate that a violation has occurred.

        In addition, from time to time we self-identify practices that may have resulted in Medicare or Medicaid overpayments or other regulatory issues. For example, we have previously identified situations in which we may have inadvertently utilized incorrect billing codes for some of the services we have billed to government programs such as Medicare or Medicaid. In such cases, if appropriate, it is our practice to disclose the issue to the affected government programs and to refund any resulting overpayments. Although the government usually accepts such disclosures and repayments without taking further enforcement action, it is possible that such disclosures or repayments will result in allegations by the government that we have violated the False Claims Act or other laws, leading to investigations and possibly civil or criminal enforcement actions. See "Business—Regulatory Matters—Corporate Compliance Program and Corporate Integrity Obligations."

        If our operations are found to be in violation of these or any of the other laws which govern our activities, any resulting penalties, damages, fines or other sanctions could adversely affect our ability to operate our business and our financial results. See "Business—Regulatory Matters—Federal False Claims Act" and "Business—Other Federal Healthcare Fraud and Abuse Laws."

         Under recently enacted amendments to federal privacy law, we are subject to more stringent penalties in the event we improperly use or disclose protected health information regarding our patients.

        The Administrative Simplification Provisions of the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") required the Department of Health and Human Services ("HHS") to adopt standards to protect the privacy and security of certain health-related information. The HIPAA privacy regulations contain detailed requirements concerning the use and disclosure of individually identifiable health information by "covered entities," which include EmCare and AMR.

        In addition to the privacy requirements, HIPAA covered entities must implement certain administrative, physical, and technical security standards to protect the integrity, confidentiality and availability of certain electronic health information received, maintained, or transmitted. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims.

        The Health Information Technology for Economic and Clinical Health Act (the "HITECH Act"), which was enacted as part of the ARRA, significantly expands the scope of the privacy and security requirements under HIPAA and increases penalties for violations. Prior to the HITECH Act, the focus of HIPAA enforcement was on resolution of alleged non-compliance through voluntary corrective action without fines or penalties in most cases. That focus changed under the HITECH Act, which now imposes mandatory penalties for violations of HIPAA that are due to "willful neglect." For violations due to willful neglect, penalties start at $10,000 and are not to exceed $250,000. For violations due to willful neglect that are not corrected, penalties start at $50,000 and are not to exceed $1.5 million. For violations based on reasonable cause, penalties start at $1,000 per violation and are not to exceed $100,000. For violations determined to be made without knowledge, penalties start at $100 per violation and are not to exceed $25,000. The HITECH Act specifically allows the HHS Office for Civil Rights ("HHS-OCR") to continue to use corrective action without a penalty, but only in situations where the violation was made without knowledge. In February 2011, HHS-OCR for the first time exercised its authority to impose civil monetary penalties, imposing significant fines on two different covered entities for HIPAA violations, signaling an increase in HIPAA enforcement action and a departure from the prior model of voluntary corrective action. The HITECH Act also authorized state attorneys general to file suit on behalf of their residents. Courts will be able to award damages, costs and attorneys' fees related to violations of HIPAA in such cases.

        The HITECH Act and implementing regulations enacted by HHS further require that patients be notified of any unauthorized acquisition, access, use, or disclosure of their unsecured protected health information ("Unsecured PHI") that compromises the privacy or security of such information, with some exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals within the "same facility." The HITECH Act and implementing regulations specify that such notifications must be made "without unreasonable delay and in no case later than 60 calendar days after discovery of the breach." If a breach affects 500 patients or more, it must be reported immediately to HHS, which will post the name of the breaching entity on its public web site. Breaches affecting 500 patients or more in the same state or jurisdiction must be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually. The security breach notification requirements apply not only to unauthorized disclosures of Unsecured PHI to outside third parties, but also to unauthorized internal access to such PHI. This means that unauthorized employee "snooping" into medical records could trigger the notification requirements. These security breach notification requirements became effective on September 23, 2009, but HHS has indicated it will not exercise its enforcement discretion and will not impose sanctions for failure to provide notifications for breaches occurring prior to February 22, 2010.

        Many states in which we operate also have laws that protect the privacy and security of confidential, personal information. These laws may be similar to or even more protective than the federal provisions. Not only may some of these state laws impose fines and penalties upon violators, but some may afford private rights of action to individuals who believe their personal information has been misused. California's patient privacy laws, for example, provide for penalties of up to $250,000 and permit injured parties to sue for damages.

         The recent healthcare reform legislation and other changes in the healthcare industry and in healthcare spending may adversely affect our revenue.

        Almost all of our revenue is either from the healthcare industry or could be affected by changes in healthcare spending and policy. The healthcare industry is subject to changing political, regulatory and other influences. In March 2010, the President signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the "PPACA"), commonly referred to as "the healthcare reform legislation," which made major changes in how health care is delivered and reimbursed. The PPACA, among other things, increases the number of individuals with Medicaid coverage, implements reimbursement policies that tie payment to quality, facilitates the creation of "accountable care organizations" that may use capitation and other alternative payment methodologies, increases enforcement of fraud and abuse laws, and encourages the use of information technology. Many of these changes will not go into effect until future years and many require implementing regulations which have not yet been drafted. In addition, a number of states have challenged the constitutionality of certain provisions of PPACA, and many of these challenges are still pending final adjudication in several jurisdictions. Congress has also proposed a number of legislative initiatives, including possible repeal of PPACA. At this time, it remains unclear whether there will be any changes made to PPACA, whether to certain provisions or its entirety. Further, as to implementation of PPACA, while it is too soon to accurately predict the full impact of these and other health reform measures on our business, they could potentially have major impacts, both positive and negative.

         If we are unable to timely enroll our providers in the Medicare program, our collections and revenue will be harmed.

        The 2009 Medicare Physician Fee Schedule rule substantially reduced the time within which providers can retrospectively bill Medicare for services provided by such providers from 27 months prior to the effective date of the enrollment to 30 days prior to the effective date of the enrollment. In addition, the new enrollment rules also provide that the effective date of the enrollment will be the later of the date on which the enrollment was filed and approved by the Medicare contractor, or the date on which the provider began providing services. If we are unable to properly enroll physicians and midlevel providers within the 30 days after the provider begins providing services, we will be precluded from billing Medicare for any services which were provided to a Medicare beneficiary more than 30 days prior to the effective date of the enrollment. Such failure to timely enroll providers could have a material adverse effect on our business, financial condition or results of operations.

         If current or future laws or regulations force us to restructure our arrangements with physicians, professional corporations and hospitals, we may incur additional costs, lose contracts and suffer a reduction in net revenue under existing contracts, and we may need to refinance our debt or obtain debt holder consent.

        A number of laws bear on our relationships with our physicians. There is a risk that state authorities in some jurisdictions may find that our contractual relationships with our physicians violate laws prohibiting the corporate practice of medicine and fee-splitting. These laws generally prohibit the practice of medicine by lay entities or persons and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing the physician's professional judgment. They may also prevent the sharing of professional services income with non-professional or business interests. From time to time, including recently, we have been involved in litigation in which private litigants have raised these issues. See "Business—Regulatory Matters—Fee-Splitting; Corporate Practice of Medicine."

        Our physician contracts include contracts with individual physicians and with physicians organized as separate legal professional entities (e.g., professional medical corporations). Antitrust laws may deem each such physician/entity to be separate, both from EmCare and from each other and, accordingly, each such physician/practice is subject to a wide range of laws that prohibit anti-competitive conduct between or among separate legal entities or individuals. A review or action by regulatory authorities or the courts could force us to terminate or modify our contractual relationships with physicians and affiliated medical groups or revise them in a manner that could be materially adverse to our business. See "Business—Regulatory Matters—Antitrust Laws."

        Various licensing and certification laws, regulations and standards apply to us, our affiliated physicians and our relationships with our affiliated physicians. Failure to comply with these laws and regulations could result in our services being found to be non-reimbursable or prior payments being subject to recoupment, and can give rise to civil or criminal penalties. We are pursuing steps we believe we must take to retain or obtain all requisite licensure and operating authorities. While we have made reasonable efforts to substantially comply with federal, state and local licensing and certification laws and regulations and standards as we interpret them, we cannot assure you that agencies that administer these programs will not find that we have failed to comply in some material respects.

        EmCare's professional liability insurance program, under which insurance is provided for most of our affiliated medical professionals and professional and corporate entities, is reinsured through our wholly owned subsidiary, EMCA. The activities associated with the business of insurance, and the companies involved in such activities, are closely regulated. Failure to comply with the laws and regulations can result in civil and criminal fines and penalties and loss of licensure. While we have made reasonable efforts to substantially comply with these laws and regulations, and utilize licensed insurance professionals where necessary or appropriate, we cannot assure you that we will not be found to have violated these laws and regulations in some material respects.

        Adverse judicial or administrative interpretations could result in a finding that we are not in compliance with one or more of these laws and rules that affect our relationships with our physicians.

        These laws and rules, and their interpretations, may also change in the future. Any adverse interpretations or changes could force us to restructure our relationships with physicians, professional corporations or our hospital customers, or to restructure our operations. This could cause our operating costs to increase significantly. A restructuring could also result in a loss of contracts or a reduction in revenue under existing contracts. Moreover, if we are required to modify our structure and organization to comply with these laws and rules, our financing agreements may prohibit such modifications and require us to obtain the consent of the holders of such debt or require the refinancing of such debt.

         Our relationships with healthcare providers, facilities and marketing practices are subject to the federal Anti-Kickback Statute and similar state laws, and we entered into a settlement in 2006 for alleged violations of the Anti-Kickback Statute.

        We are subject to the federal Anti-Kickback Statute, which prohibits the knowing and willful offer, payment, solicitation or receipt of any form of "remuneration" in return for, or to induce, the referral of business or ordering of services paid for by Medicare or other federal programs. "Remuneration" has been broadly interpreted to mean anything of value, including, for example, gifts, discounts, credit arrangements, and in-kind goods or services, as well as cash. Certain federal courts have held that the Anti-Kickback Statute can be violated if "one purpose" of a payment is to induce referrals. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Violations of the Anti-Kickback Statute can result in imprisonment, civil or criminal fines or exclusion from Medicare and other governmental programs. Recognizing that the federal Anti-Kickback Statute is broad, Congress authorized the Office of Inspector General of the Department of Health and Human Services (the "OIG") to issue a series of regulations, known as "safe harbors." These safe harbors set forth requirements that, if met in their entirety, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal, or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities, such as the OIG.

        In 1999, the OIG issued an Advisory Opinion indicating that discounts provided to health facilities on the transports for which they are financially responsible potentially violate the Anti-Kickback Statute when the ambulance company also receives referrals of Medicare and other government-funded transports from the facility. The OIG has clarified that not all discounts violate the Anti-Kickback Statute, but that the statute may be violated if part of the purpose of the discount is to induce the referral of the transports paid for by Medicare or other federal programs, and the discount does not meet certain "safe harbor" conditions. In the Advisory Opinion and subsequent pronouncements, the OIG has provided guidance to ambulance companies to help them avoid unlawful discounts. See "Business—Regulatory Matters—Federal Anti-Kickback Statute."

        Like other ambulance companies, we have provided discounts to our healthcare facility customers (nursing home and hospital) in certain circumstances. We have attempted to comply with applicable law when such discounts are provided. However, the government alleged that certain of our hospital and nursing home contracts in effect in Texas prior to 2002 contained discounts in violation of the federal Anti-Kickback Statute, and in 2006 we entered into a settlement with the government regarding these allegations. The settlement included a Corporate Integrity Agreement ("CIA").

        There can be no assurance that other investigations or legal action related to our contracting practices will not be pursued against AMR in other jurisdictions or for different time frames. See "Business—Legal Proceedings." Many states have adopted laws similar to the federal Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any payor, not only the Medicare and Medicaid programs, and do not contain identical safe harbors. Additionally, we could be subject to private actions brought pursuant to the False Claims Act's "whistleblower" or "qui tam" provisions which, among other things, allege that our practices or relationships violate the Anti-Kickback Statute. The False Claims Act imposes liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In recent years, the number of suits brought by private individuals has increased dramatically. In addition, various states have enacted false claim laws analogous to the False Claims Act. Many of these state laws apply where a claim is submitted to any third party payor and not merely a federal healthcare program. There are many potential bases for liability under these false claim statutes. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement. Pursuant to changes in the PPACA, a claim resulting from a violation of the Anti-Kickback Statute can constitute a false or fraudulent claim for purposes of the federal False Claims Act.

        If we are found to have violated the Anti-Kickback Statute or a similar state statute, we may be subject to civil and criminal penalties, including exclusion from the Medicare or Medicaid programs, or may be required to enter into settlement agreements with the government to avoid such sanctions. Typically, such settlement agreements require substantial payments to the government in exchange for the government to release its claims, and may also require us to enter into a CIA. See "Business—Regulatory Matters—Corporate Compliance Program and Corporate Integrity Obligations."

        In addition to AMR's contracts with healthcare facilities, other marketing practices or transactions entered into by EmCare and AMR may implicate the Anti-Kickback Statute. Although we have attempted to structure our past and current marketing initiatives and business relationships to comply with the Anti-Kickback Statute, we cannot assure you that we will not have to defend against alleged violations from private or public entities or that the OIG or other authorities will not find that our marketing practices and relationships violate the statute.

         Changes in our ownership structure and operations require us to comply with numerous notification and reapplication requirements in order to maintain our licensure, certification or other authority to operate, and failure to do so, or an allegation that we have failed to do so, can result in payment delays, forfeiture of payment or civil and criminal penalties.

        We and our affiliated physicians are subject to various federal, state and local licensing and certification laws with which we must comply in order to maintain authorization to provide, or receive payment for, our services. For example, Medicare and Medicaid require that we complete and periodically update enrollment forms in order to obtain and maintain certification to participate in programs. Compliance with these requirements is complicated by the fact that they differ from jurisdiction to jurisdiction, and in some cases are not uniformly applied or interpreted even within the same jurisdiction. Failure to comply with these requirements can lead not only to delays in payment and refund requests, but in extreme cases can give rise to civil or criminal penalties.

        In certain jurisdictions, changes in our ownership structure require pre- or post-notification to governmental licensing and certification agencies, or agencies with which we have contracts. Relevant laws in some jurisdictions may also require re-application or re-enrollment and approval to maintain or renew our licensure, certification, contracts or other operating authority. The change in corporate structure and ownership in connection with our initial public offering required us to give notice, re-enroll or make other applications for authority to continue operating in various jurisdictions or to continue receiving payment from their Medicaid or other payment programs. The extent of such notices and filings may vary in each jurisdiction in which we operate, although those regulatory entities requiring notification generally request factual information regarding the new corporate structure and new ownership composition of the operating entities that hold the applicable licensing and certification.

        While we have made reasonable efforts to substantially comply with these requirements, we cannot assure you that the agencies that administer these programs or have awarded us contracts will not find that we have failed to comply in some material respects. A finding of non-compliance and any resulting payment delays, refund demands or other sanctions could have a material adverse effect on our business, financial condition or results of operations.

         If we fail to comply with the terms of our settlement agreements with the government, we could be subject to additional litigation or other governmental actions which could be harmful to our business.

        In the last five years, we have entered into two settlement agreement with the United States government. In September 2006, AMR entered into a settlement agreement to resolve allegations that AMR subsidiaries provided discounts to healthcare facilities in Texas in periods prior to 2002 in violation of the Federal Anti-Kickback Statute. In May 2011, AMR entered into a settlement agreement with the DOJ and a corporate integrity agreement with the OIG to resolve allegations that AMR subsidiaries submitted claims for reimbursement in periods dating back to 2000. The government believed such claims lacked support for the level billed in violation of the False Claims Act.

        In connection with the September 2006 settlement for AMR, we entered into a CIA which requires us to maintain a compliance program which includes the training of employees and safeguards involving our contracting process nationwide (including tracking of contractual arrangements in Texas). See "Business—Regulatory Matters—Corporate Compliance Program and Corporate Integrity Obligations."

        In December 2006, AMR received a subpoena from the DOJ. The subpoena requested copies of documents for the period from January 2000 through the present. The subpoena required us to produce a broad range of documents relating to the operations of certain AMR affiliates in New York. We produced documents responsive to the subpoena. The government identified claims for reimbursement that the government believes lack support for the level billed, and invited us to respond to the identified areas of concern. We reviewed the information provided by the government and provided our response. On May 20, 2011, AMR entered into a settlement agreement with the DOJ and a corporate integrity agreement with the OIG in connection with this matter. Under the terms of the settlement, AMR paid $2.7 million to the federal government. We entered into the settlement in order to avoid the uncertainties of litigation, and have not admitted any wrongdoing.

        In connection with the May 2011 settlement for AMR, we entered into a CIA with the OIG which requires us to maintain a compliance program. This program includes, among other elements, the appointment of a compliance officer and committee, training of employees nationwide, safeguards for our billing operations as they relate to services provided in New York, including specific training for operations and billing personnel providing services in New York, review by an independent review organization and reporting of certain reportable events.

        We cannot assure you that the CIAs or the compliance program we have initiated have prevented, or will prevent, any repetition of the conduct or allegations that were the subject of these settlement agreements, or that the government will not raise similar allegations in other jurisdictions or for other periods of time. If such allegations are raised, or if we fail to comply with the terms of the CIAs, we may be subject to fines and other contractual and regulatory remedies specified in the CIAs or by applicable laws, including exclusion from the Medicare program and other federal and state healthcare programs. Such actions could have a material adverse effect on the conduct of our business, our financial condition or our results of operations.

         If we are unable to effectively adapt to changes in the healthcare industry, our business may be harmed.

        Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. Sweeping healthcare reform legislation was signed into law last year and is currently in the early implementation stages. See "Risk Factors Related to Healthcare Regulation—The recent healthcare reform legislation and other changes in the healthcare industry and in healthcare spending may adversely affect our revenue." We anticipate that Congress and state legislatures may continue to review and assess alternative healthcare delivery and payment systems and may in the future propose and adopt legislation effecting fundamental changes in the healthcare delivery system.

        We cannot assure you as to the ultimate content, timing or effect of changes, nor is it possible at this time to estimate the impact of potential legislation. Further, it is possible that future legislation enacted by Congress or state legislatures could adversely affect our business or could change the operating environment of our customers. It is possible that changes to the Medicare or other government reimbursement programs may serve as precedent to similar changes in other payors' reimbursement policies in a manner adverse to us. Similarly, changes in private payor reimbursement programs could lead to adverse changes in Medicare and other government payor programs which could have a material adverse effect on our business, financial condition or results of operations.

         Changes in the rates or methods of third party reimbursements may adversely affect our revenue and operations.

        We derive a majority of our revenue from direct billings to patients and third party payors such as Medicare, Medicaid and private health insurance companies. As a result, any changes in the rates or methods of reimbursement for the services we provide could have a significant adverse impact on our revenue and financial results. Healthcare reform legislation enacted last year by Congress resulted in substantial changes in Medicare and Medicaid coverage and reimbursement, as well as changes in coverage or amounts paid by private payors, which could have an adverse impact on our revenues from those sources.

        In addition to changes from healthcare reform legislation, government funding for healthcare programs is subject to statutory and regulatory changes, administrative rulings, interpretations of policy and determinations by intermediaries and governmental funding restrictions, all of which could materially impact program coverage and reimbursements for both ambulance and physician services. In recent years, Congress has consistently attempted to curb spending on Medicare, Medicaid and other programs funded in whole or part by the federal government. State and local governments have also attempted to curb spending on those programs for which they are wholly or partly responsible. This has resulted in cost containment measures such as the imposition of new fee schedules that have lowered reimbursement for some of our services and restricted the rate of increase for others, and new utilization controls that limit coverage of our services. For example, we estimate that the impact of a national fee schedule promulgated in 2002, as modified by subsequent legislation, resulted in an increase in AMR's net revenue of approximately $14 million in 2008, an increase in AMR's net revenue of approximately $24 million in 2009, and a decrease in AMR's net revenue of approximately $18 million in 2010. Based upon the current Medicare transport mix and barring further legislative action, we expect a potential increase in AMR's net revenue of less than $1 million for 2011.

        In addition, state and local government regulations or administrative policies regulate ambulance rate structures in some jurisdictions in which we conduct transport services. We may be unable to receive ambulance service rate increases on a timely basis where rates are regulated, or to establish or maintain satisfactory rate structures where rates are not regulated.

        Legislative provisions at the national level impact payments received by EmCare physicians under the Medicare program. Under the statutory formula, physician payments under the Medicare Physician Fee Schedule, is updated on an annual basis according to a statutory formula. Because application of the statutory formula for the update factor, which is based on a flawed Sustainable Growth Rate ("SGR"), would result in a decrease in total physician payments for the past several years, Congress has intervened with interim legislation to prevent the reductions. For 2010, the Center for Medicare and Medicaid Services ("CMS"), the agency responsible for administering the Medicare program, projected a rate reduction of 21.2% from 2009 to 2010 levels (and projected to be a 24.9% reduction for 2011). Therefore, a number of interim measures were passed to avoid a decrease for 2010, and from June through December 2010, the update factor was increased by 2.2%. For 2011, the Medicare and Medicaid Extenders Act of 2010, which was signed into law on December 15, 2010, froze the 2010 updates through 2011. President Obama's budget for fiscal year 2012 includes measures that would freeze the update factor for an additional two years. If Congress fails to intervene to prevent the negative update factor in the future through either another temporary measure or a permanent revision to the statutory formula, the resulting decrease in payment may adversely impact physician revenues, as well as EmCare revenues.

        The freezing of the update factor does not translate to 2011 payment rates at the 2010 level for all physician procedures. Rather, from year-to-year some physician specialties, including EmCare's physicians (who are emergency medicine physicians, anesthesiologists, hospitalists and radiologists), may see higher or lowered payments. Each physician service is given a weight that measures its costliness relative to other physician services. CMS is required to make periodic assessments regarding the weighting of procedures, impacting the payment amounts. For 2011, CMS published estimates of changes by specialty based on a number of factors, such as changes to practice expense relative value units, rescaling of relative values to match the revised and rebased Medicare Economic Index, equipment utilization rate changes, multiple procedure payment reductions for contiguous body parts and recalculations of misvalued codes. The full impact of these changes on any given practice is scheduled to go into effect 2012. CMS estimates that the impact for 2011 is a 3% reduction for emergency medicine, 1% reduction in anesthesiology, a 1% increase for internal medicine, and a 10% reduction in radiology. The changes are calculated prior to the application of what is known as the "conversion factor," which translates the relative value units to dollar amounts. For 2011, because CMS was required to make all its other changes to the Medicare Physician Fee Schedule (discussed above) budget neutral, CMS made a downward adjustment to the conversion factor to $33.9764 for 2011 (from $36.8729 at the end of 2010). At this time, we cannot predict the impact, if any, these regulatory changes will have on EmCare's future revenues.

        We believe that regulatory trends in cost containment will continue. We cannot assure you that we will be able to offset reduced operating margins through cost reductions, increased volume, the introduction of additional procedures or otherwise. In addition, we cannot assure you that federal, state and local governments will not impose reductions in the fee schedules or rate regulations applicable to our services in the future. Any such reductions could have a material adverse effect on our business, financial condition or results of operations.

 FORWARD-LOOKING STATEMENTS

        This prospectus contains statements about future events and expectations that constitute forward-looking statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements and you should not place undue reliance on such statements. Factors that could contribute to these differences include, but are not limited to, the following:

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  the impact on our revenue of changes in transport volume, mix of insured and uninsured patients, and third party reimbursement rates and methods;

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  the adequacy of our insurance coverage and insurance reserves;

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  potential penalties or changes to our operations if we fail to comply with extensive and complex government regulation of our industry;

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  the impact of changes in the healthcare industry;

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  our ability to recruit and retain qualified physicians and other healthcare professionals, and enforce our non-compete agreements with our physicians;

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  our ability to generate cash flow to service our debt obligations;

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  the cost of capital expenditures to maintain and upgrade our vehicle fleet and medical equipment;

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  the loss of one or more members of our senior management team;

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  the outcome of government investigations of certain of our business practices;

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  our ability to successfully restructure our operations to comply with future changes in government regulation;

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  the loss of existing contracts and the accuracy of our assessment of costs under new contracts;

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  the high level of competition in our industry;

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  our ability to maintain or implement complex information systems;

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  our ability to implement our business strategy;

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  our ability to successfully integrate strategic acquisitions;

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  our ability to comply with the terms of our settlement agreements with the government;

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  the risk that the benefits from the Transactions may not be fully realized or may take longer to realize than expected; and

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  risks related to other factors discussed in the prospectus.

        Words such as "anticipates," "believes," "continues," "estimates," "expects," "goal," "objectives," "intends," "may," "opportunity," "plans," "potential," "near-term," "long-term," "projections," "assumptions," "projects," "guidance," "forecasts," "outlook," "target," "trends," "should," "could," "would," "will" and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

        Other risks, uncertainties and factors, including those discussed under "Risk Factors," could cause our actual results to differ materially from those projected in any forward-looking statements we make.

You should read carefully the factors described in the "Risk Factors" section of this prospectus to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements.

        We assume no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

THE EXCHANGE OFFER

        Pursuant to the Registration Rights Agreement, we agreed to prepare and file with the SEC a registration statement on an appropriate form under the Securities Act with respect to a proposed offer to the holders of the Old Notes to issue and deliver to such holders of Old Notes, in exchange for their Old Notes, a like aggregate principal amount of New Notes that are identical in all material respects to the Old Notes, except for provisions relating to registration rights and the transfer restrictions relating to the Old Notes, and except for certain related differences described below. See "Exchange Offer; Registration Rights."

Terms of the Exchange Offer; Period for Tendering Old Notes

        This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept for exchange Old Notes which are properly tendered on or prior to the Expiration Date, unless you have previously withdrawn them.

        When you tender Old Notes as provided below, our acceptance of the Old Notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal. In tendering Old Notes, you should also note the following important information:

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  You may only tender Old Notes in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

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  We will keep the exchange offer open for not less than 20 business days after the date on which notice of the exchange offer is mailed to holders of the Old Notes. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus, to all of the registered holders of Old Notes at their addresses listed in the Trustee's security register with respect to the Old Notes.

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  The exchange offer expires at             p.m., New York City time, on ,                 2011; provided, however, that we, in our sole discretion, may extend the period of time for which the exchange offer is open.

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  As of the date of this prospectus, $950.0 million aggregate principal amount of Old Notes was outstanding. The exchange offer is not conditioned upon any minimum principal amount of Old Notes being tendered.

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  Our obligation to accept Old Notes for exchange in the exchange offer is subject to the conditions described under "—Conditions to the Exchange Offer."

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  We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any Old Notes, by giving oral or written notice of an extension to the Exchange Agent and notice of that extension to the holders of Notes as described below. During any extension, all Old Notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised as described under "—Withdrawal Rights." Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder of Notes promptly after the expiration or termination of the exchange offer.

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  We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any Old Notes that we have not yet accepted for exchange, at any time prior to the Expiration Date. If we make a material change to the terms of the exchange offer, including the waiver of a material condition, we will, to the extent required by law, disseminate additional offer materials and extend the period of time for which the exchange offer is open so that at least five business days remain in the exchange offer following notice of a material change.

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  We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the Old Notes as promptly as practicable. If we extend the Expiration Date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to an appropriate news agency. Such announcement may state that we are extending the exchange offer for a specified period of time.

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  Holders of Old Notes do not have any appraisal or dissenters' rights in connection with the exchange offer.

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  Old Notes which are not tendered for exchange, or are tendered but not accepted, in connection with the exchange offer will remain outstanding and be entitled to the benefits of the Indenture, but will not be entitled to any further registration rights under the Registration Rights Agreement.

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  We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

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  By executing, or otherwise becoming bound by, the letter of transmittal, you will be making to us the representations described under "—Resale of the New Notes."

  Important rules concerning the exchange offer

        You should note the following important rules concerning the exchange offer:

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  All questions as to the validity, form, eligibility, time of receipt and acceptance of Old Notes tendered for exchange will be determined by us in our sole discretion, which determination shall be final and binding.

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  We reserve the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Notes if such acceptance might, in our judgment or the judgment of our counsel, be unlawful.

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  We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular Old Notes either before or after the Expiration Date, including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the exchange offer. Unless we agree to waive any defect or irregularity in connection with the tender of Old Notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.

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  Our interpretation of the terms and conditions of the exchange offer as to any particular Old Notes either before or after the Expiration Date shall be final and binding on all parties. Neither we, the Exchange Agent nor any other person shall be under any duty to notify you of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failing to so notify you.

Procedures for Tendering Old Notes

  What to submit and how

        If you, as a holder of any Old Notes, wish to tender your Old Notes for exchange in the exchange offer, you must, except as described under "—Guaranteed Delivery Procedures," transmit the following on or prior to the Expiration Date to the Exchange Agent:

          (1)   if Old Notes are tendered in accordance with the book-entry procedures described under "—Book-Entry Transfer," an Agent's Message, as defined below, transmitted through DTC's ATOP, or (2) a properly completed and duly executed letter of transmittal, or a facsimile copy thereof, to the Exchange Agent at the address set forth below under "—Exchange Agent," including all other documents required by the letter of transmittal.

        In addition,

          (1)   a timely confirmation of a book-entry transfer of Old Notes into the Exchange Agent's account at DTC using the procedure for book-entry transfer described under "—Book-Entry Transfer" (a "Book- Entry Confirmation"), along with an Agent's Message, must be actually received by the Exchange Agent prior to the Expiration Date, or

          (2)   certificates for Old Notes must be actually received by the Exchange Agent along with the letter of transmittal on or prior to the Expiration Date, or

          (3)   you must comply with the guaranteed delivery procedures described below.

        The term "Agent's Message" means a message, transmitted through ATOP by DTC to, and received by, the Exchange Agent and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgement that the tendering holder has received and agrees to be bound by the letter of transmittal or, in the case of an Agent's Message relating to guaranteed delivery, that such holder has received and further agrees to be bound by the notice of guaranteed delivery, and that we may enforce the letter of transmittal, and the notice of guaranteed delivery, as the case may be, against such holder.

        The method of delivery of Old Notes, letters of transmittal, notices of guaranteed delivery and all other required documentation, including delivery of Old Notes through DTC and transmission of Agent's Messages through DTC's ATOP, is at your election and risk. Delivery will be deemed made only when all required documentation is actually received by the Exchange Agent. Delivery of documents or instructions to DTC does not constitute delivery to the Exchange Agent. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery to the Exchange Agent. Holders tendering Old Notes or transmitting Agent's Messages through DTC's ATOP must allow sufficient time for completion of ATOP procedures during DTC's normal business hours. No Old Notes, Agent's Messages, letters of transmittal, notices of guaranteed delivery or any other required documentation should be sent to us.

  How to sign your letter of transmittal and other documents

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes being surrendered for exchange are tendered:

          (1)   by a registered holder of the Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal, or

          (2)   for the account of an "eligible guarantor" institution within the meaning of Rule 17Ad-15 under the Exchange Act, or a commercial bank or trust company having an office or correspondent in the United States that is a member in good standing of a medallion program recognized by the Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program ("STAMP"), the Stock Exchanges Medallion Program ("SEMP") and the New York Stock Exchange Medallion Signature Program ("MSP") (each, an "Eligible Institution").

        If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by an Eligible Institution.

        If the letter of transmittal is signed by a person or persons other than the registered holder or holders of Old Notes, the Old Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the Old Notes and with the signatures guaranteed.

        If the letter of transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of such person's authority to so act must be submitted.

Acceptance of Old Notes for Exchange; Delivery of New Notes

        Once all of the conditions to the exchange offer are satisfied or waived, we will accept all Old Notes properly tendered and not properly withdrawn, and will issue the New Notes promptly after The Expiration Date. See "—Conditions to the Exchange Offer" below. For purposes of the exchange offer, our giving of oral or written notice of acceptance to the Exchange Agent will be considered our acceptance of the tendered Old Notes.

        In all cases, we will issue New Notes in exchange for Old Notes that are accepted for exchange only after timely receipt by the Exchange Agent of:

  •
  a Book-Entry Confirmation or Old Notes in proper form for transfer,

  •
  a properly transmitted Agent's Message or a properly completed and duly executed letter of transmittal, and

  •
  all other required documentation.

        If we do not accept any tendered Old Notes for any reason included in the terms and conditions of the exchange offer, if you submit certificates representing Old Notes in a greater principal amount than you wish to exchange or if you properly withdraw tendered Old Notes in accordance with the procedures described under "—Withdrawal Rights," we will return any unaccepted, non-exchanged or properly withdrawn Old Notes, as the case may be, without expense to the tendering holder. In the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at DTC using the book-entry transfer procedures described below, unaccepted, non-exchanged or properly withdrawn Old Notes will be credited to an account maintained with DTC. We will return the Old Notes or have them credited to the DTC account, as applicable, promptly after the expiration or termination of the exchange offer.

Book-Entry Transfer

        The Exchange Agent will make a request to establish an account with respect to the Old Notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC's systems, including Euroclear Bank, S.A./N.V., as operator of the Euroclear System ("Euroclear"), or Clearstream Banking, société anonyme ("Clearstream") may make book-entry delivery of Old Notes by causing DTC to transfer Old Notes into the Exchange Agent's account at DTC in accordance with DTC's ATOP procedures for transfer. However, the exchange for the Old Notes so tendered will only be made after timely confirmation of book-entry transfer of Old Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an Agent's Message and all other documents required by the letter of transmittal. Only participants in DTC may deliver Old Notes by book-entry transfer.

        Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, the letter of transmittal, or a facsimile copy thereof, properly completed and duly executed, with any required signature guarantees, or an Agent's Message, with all other required documentation, must in any case be transmitted to and received by the Exchange Agent at its address listed under "—Exchange Agent" on or prior to the Expiration Date, or you must comply with the guaranteed delivery procedures described below under "—Guaranteed Delivery Procedures."

        If your Old Notes are held through DTC, you must complete the accompanying form called "Instructions to Registered Holder and/or Book-Entry Participant," which will instruct the DTC participant through whom you hold your Old Notes of your intention to tender your Old Notes or not tender your Old Notes. Please note that delivery of documents or instructions to DTC does not constitute delivery to the Exchange Agent and we will not be able to accept your tender of Old Notes until the Exchange Agent actually receives from DTC the information and documentation described under "—Acceptance of Old Notes for Exchange; Delivery of New Notes."

Guaranteed Delivery Procedures

        If you are a registered holder of Old Notes and you want to tender your Old Notes but the procedure for book-entry transfer cannot be completed prior to the Expiration Date, your Old Notes are not immediately available or time will not permit your Old Notes to reach the Exchange Agent before the Expiration Date, a tender may be effected if:

  •
  the tender is made through an Eligible Institution, as defined above,

  •
  prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution, by facsimile transmission, mail or hand delivery, a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, or an Agent's Message with respect to guaranteed delivery in lieu thereof, in either case stating:

  •
  the name and address of the holder of Old Notes,

  •
  the amount of Old Notes tendered,

  •
  that the tender is being made by delivering such notice and guaranteeing that, within three New York Stock Exchange trading days after the Expiration Date, a Book-Entry Confirmation or the certificates for all physically tendered Old Notes, in proper form for transfer, together with either an appropriate Agent's Message or a properly completed and duly executed letter of transmittal in lieu thereof, and all other required documentation, will be deposited by that Eligible Institution with the Exchange Agent, and

  •
  a Book-Entry Confirmation or the certificates for all physically tendered Old Notes, in proper form for transfer, together with either an appropriate Agent's Message or a properly completed and duly executed letter of transmittal in lieu thereof, and all other required documentation, are received by the Exchange Agent within three New York Stock Exchange trading days after the Expiration Date.

Withdrawal Rights

        You can withdraw your tender of Old Notes at any time on or prior to             p.m., New York City time, on the Expiration Date.

        For a withdrawal to be effective, a written notice of withdrawal must be actually received by the Exchange Agent prior to such time, properly transmitted either through DTC's ATOP or to the

Exchange Agent at the address listed below under "—Exchange Agent." Any notice of withdrawal must:

  •
  specify the name of the person having tendered the Old Notes to be withdrawn;

  •
  identify the Old Notes to be withdrawn;

  •
  specify the principal amount of the Old Notes to be withdrawn;

  •
  contain a statement that the tendering holder is withdrawing its election to have such Notes exchanged for New Notes;

  •
  except in the case of a notice of withdrawal transmitted through DTC's ATOP system, be signed by the holder in the same manner as the original signature on the letter of transmittal by which the Old Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the Trustee with respect to the Old Notes register the transfer of the Old Notes in the name of the person withdrawing the tender;

  •
  if certificates for Old Notes have been delivered to the Exchange Agent, specify the name in which the Old Notes are registered, if different from that of the withdrawing holder;

  •
  if certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of those certificates, specify the serial numbers of the particular certificates to be withdrawn, and, except in the case of a notice of withdrawal transmitted through DTC's ATOP system, include a notice of withdrawal signed in the same manner as the letter of transmittal by which the Old Notes were tendered, including any required signature guarantees; and

  •
  if Old Notes have been tendered using the procedure for book-entry transfer described above, specify the name and number of the account at DTC from which the Old Notes were tendered and the name and number of the account at DTC to be credited with the withdrawn Old Notes, and otherwise comply with the procedures of DTC.

        Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any Old Notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer. New Notes will not be issued in exchange for such withdrawn Old Notes unless the Old Notes so withdrawn are validly re-tendered.

        If you have properly withdrawn Old Notes and wish to re-tender them, you may do so by following one of the procedures described under "—Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

Conditions to the Exchange Offer

        Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the exchange offer, if we determine in our reasonable judgment at any time before the Expiration Date that the exchange offer would violate applicable law or any applicable interpretation of the staff of the SEC.

        The foregoing conditions are for our sole benefit and may be waived by us regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. The rights described in the prior paragraph are ongoing rights which we may assert at any time and from time to time.

        In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at any time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act.

        We reserve the right to terminate or amend the exchange offer at any time prior to the Expiration Date upon the occurrence of any of the foregoing events.

Exchange Agent

        Wilmington Trust, National Association has been appointed as the Exchange Agent for the exchange offer. All executed letters of transmittal, notices of guaranteed delivery, notices of withdrawal and any other required documentation should be directed to the Exchange Agent at the address set forth below. Requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the Exchange Agent, addressed as follows:

Deliver To:
By mail, hand or overnight courier:	By facsimile:	For information or confirmation by telephone:
Wilmington Trust, National Association c/o Wilmington Trust Company Corporate Capital Markets Rodney Square North 1100 North Market Street Wilmington, Delaware 19890-1626	(302) 636-4139	Sam Hamed (302) 636-6181

        Delivery to an address other than the address of the Exchange Agent as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Fees and Expenses

        The principal solicitation is being made by mail; however, additional solicitation may be made by telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. However, we will pay the Exchange Agent reasonable and customary fees (including attorney fees and expenses) for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

        The estimated cash expenses to be incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and Exchange Agent expenses, will be paid by us and are estimated in the aggregate to be approximately $750,000.

Transfer Taxes

        Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax.

Resale of the New Notes

        Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the New Notes would in general be freely transferable by holders thereof (other than affiliates of us) after the exchange offer without further registration under the Securities Act (subject to certain representations required to be made by each holder of Old Notes participating in the exchange offer, as set forth below). The relevant no-action letters include the Exxon Capital Holdings Corporation letter, which was made available by the SEC on May 13, 1988, the Morgan Stanley & Co. Incorporated letter, which was made available by the SEC on June 5, 1991, the K-111 Communications Corporation letter, which was made available by the SEC on May 14, 1993, and the Shearman & Sterling letter, which was made available by the SEC on July 2, 1993.

        However, any purchaser of Old Notes who is an "affiliate" of ours or who intends to participate in the exchange offer for the purpose of distributing the New Notes:

  •
  will not be able to rely on such SEC interpretation;

  •
  will not be able to tender its Old Notes in the exchange offer; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of Old Notes unless such sale or transfer is made pursuant to an exemption from those requirements.

        By executing, or otherwise becoming bound by, the letter of transmittal, you will represent to us that:

  •
  any New Notes to be received by you will be acquired in the ordinary course of business;

  •
  you have no arrangements or understandings with any person to participate in the distribution of the Old Notes or New Notes within the meaning of the Securities Act; and

  •
  you are not our "affiliate" within the meaning of Rule 405 under the Securities Act;

  •
  if you are a broker-dealer, you will receive the New Notes for your own account in exchange for the Old Notes acquired as a result of market-making activities or other trading activities and that you will deliver a prospectus in connection with any resale of New Notes (see "Plan of Distribution");

  •
  if you are not a broker-dealer, you are not engaged in and do not intend to engage in the distribution of the New Notes; and

  •
  you are not acting on behalf of any person that could not truthfully make any of the foregoing representations contained in this paragraph.

        We have not sought, and do not intend to seek, a no-action letter from the SEC with respect to the effects of the exchange offer, and there can be no assurance that the SEC staff would make a similar determination with respect to the New Notes as it has made in previous no-action letters.

        In addition, in connection with any resales of those Old Notes, each participating broker-dealer receiving New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such exchanging dealer as a result of market-making activities or other trading activities, must represent that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. We have agreed that for a period of up to 90 days after the exchange offer is consummated, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

        The SEC has taken the position in the Shearman & Sterling no-action letter, which it made available on July 2, 1993, that broker-dealers may fulfill their prospectus delivery requirements with respect to the New Notes, other than a resale of an unsold allotment from the original sale of the Old Notes, by delivery of the prospectus contained in the exchange offer registration statement.

USE OF PROCEEDS

        The exchange offer is intended to satisfy our obligations under the Registration Rights Agreements we entered into in connection with the private offering of the Old Notes. We will not receive any cash proceeds from the issuance of the New Notes under the exchange offer. In consideration for issuing the New Notes as contemplated by this prospectus, we will receive Old Notes in like principal amounts, the terms of which are identical in all material respects to the New Notes, subject to limited exceptions. Old Notes surrendered in exchange for New Notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the New Notes will not result in any increase in our indebtedness.

        We used the net proceeds from the offering of the Old Notes, together with the Equity Contributions and the borrowings under the Term Loan Facility, to fund the Transactions.

 UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

        The following unaudited pro forma consolidated financial statements present our results of operations resulting from the Transactions as described under "Summary—The Transactions." The unaudited pro forma consolidated financial statements are based on our consolidated financial statements included elsewhere in this prospectus, adjusted to give pro forma effect to the Transactions.

        The unaudited pro forma consolidated financial statements include the pro forma consolidated statements of operations for the year ended December 31, 2010 and the six months ended June 30, 2010 and 2011 which give effect to the Transactions as if they occurred on January 1, 2010. The combined results for the six months ended June 30, 2011 represent the combination of our Predecessor results for the period from January 1 through May 24, 2011, plus our Successor results for the period from May 25 through June 30, 2011.

        The unaudited pro forma consolidated financial statements are presented for informational purposes only and do not purport to represent our results of operations had the Transactions occurred on the date noted above or to project the results for any future date or period. In the opinion of management, all adjustments have been made that are necessary to present fairly the unaudited pro forma consolidated financial information.

        The unaudited pro forma consolidated financial statements are based on the estimates and assumptions set forth in the notes to these statements that management believes are reasonable. These estimates include an allocation of fair value to identifiable intangible assets other than goodwill, and the resulting excess of the purchase price over the carrying value of the net assets acquired is recorded as goodwill. The value assigned at June 30, 2011 to intangible assets is based on preliminary valuation data and may change once an external valuation is completed during the third quarter of 2011. The result of the final purchase price allocation could be materially different from the preliminary allocation set forth in this prospectus.

        The unaudited pro forma consolidated statements of operations eliminate non-recurring charges that were incurred in connection with the Transactions, including (i) equity-based compensation expense of $12.4 million related to the accelerated vesting of restricted stock, restricted stock units, and stock options awarded to management and members of our board of directors that vested upon the change in control; (ii) the expense to write-off existing deferred financing fees of approximately $10.1 million; and (iii) certain non-recurring expenses related to the Transactions of $29.8 million.

        The unaudited pro forma consolidated financial statements should be read in conjunction with "Risk Factors," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

 Emergency Medical Services Corporation
Consolidated Statement of Operations

	Year Ended December 31, 2010
	Actual	Adjustments		Pro forma
	(in thousands of dollars)
Net revenue	$2,859,322	$—		$2,859,322
Compensation and benefits	2,023,503	—		2,023,503
Operating expenses	359,262	—		359,262
Insurance expense	97,330	—		97,330
Selling, general and administrative expenses	67,912	4,000	(1)	71,912
Depreciation and amortization expense	65,332	55,261	(2)	120,593

Income from operations	245,983	(59,261)		186,722
Interest income from restricted assets	3,105	—		3,105
Interest expense	(22,912)	22,689	(3)
		(170,660)	(4)	(170,883)
Realized gain on investments	2,450	—		2,450
Interest and other income	968	—		968
Loss on early debt extinguishment	(19,091)	19,091	(5)	—

Income before income taxes and equity in earnings of unconsolidated subsidiary	210,503	(188,141)		22,362
Income tax expense	(79,126)	70,517	(7)	(8,609)

Income before equity in earnings of unconsolidated subsidiary	131,377	(117,624)		13,753
Equity in earnings of unconsolidated subsidiary	347	—		347

Net income	$131,724	$(117,624)		$14,100

	Six months ended June 30, 2010
	Actual	Adjustments		Pro forma
	(in thousands of dollars)
Net revenue	$1,388,158	$—		$1,388,158
Compensation and benefits	976,760	—		976,760
Operating expenses	177,115	—		177,115
Insurance expense	48,012	—		48,012
Selling, general and administrative expenses	35,156	2,000	(1)	37,156
Depreciation and amortization expense	31,872	28,496	(2)	60,368

Income from operations	119,243	(30,496)		88,747
Interest income from restricted assets	1,714	—		1,714
Interest expense	(13,326)	13,215	(3)
		(85,472)	(4)	(85,583)
Realized gain on investments	149	—		149
Interest and other income	471	—		471
Loss on early debt extinguishment	(19,091)	19,091	(5)	—

Income before income taxes and equity in earnings of unconsolidated subsidiary	89,160	(83,662)		5,498
Income tax expense	(34,365)	32,248	(7)	(2,117)

Income before equity in earnings of unconsolidated subsidiary	54,795	(51,414)		3,381
Equity in earnings of unconsolidated subsidiary	199	—		199

Net income	54,994	$(51,414)		$3,580

	Predecessor	Successor	Combined
	January 1 through May 24, 2011	May 25 through June 30, 2011	Six months ended June 30, 2011			Six months ended June 30, 2011
	Actual	Actual	Actual	Adjustments		Pro forma
	(in thousands of dollars)
Net revenue	$1,221,790	$319,543	$1,541,333	$—		1,541,333
Compensation and benefits	874,633	221,804	1,096,437	(12,431	)(6)	1,084,006
Operating expenses	156,740	41,856	198,596	—		198,596
Insurance expense	47,229	10,089	57,318	—		57,318
Selling, general and administrative expenses	29,241	6,861	36,102	1,587	(1)	37,689
Depreciation and amortization expense	28,467	11,061	39,528	20,242	(2)	59,770

Income from operations	85,480	27,872	113,352	(9,398)		103,954
Interest income from restricted assets	1,124	162	1,286	—		1,286
Interest expense	(7,886)	(17,950)	(25,836)	7,781	(3)
				(66,275)	(4)	(84,330)
Realized gain (loss) on investments	(9)	7	(2)	—		(2)
Interest and other income (expense)	(28,873)	(140)	(29,013)	29,654	(6)	641
Loss on early debt extinguishment	(10,069)	—	(10,069)	10,069	(5)	—

Income before income taxes and equity in earnings of unconsolidated subsidiary	39,767	9,951	49,718	(28,169)		21,549
Income tax expense	(19,242)	(4,158)	(23,400)	15,104	(7)	(8,296)

Income before equity in earnings of unconsolidated subsidiary	20,525	5,793	26,318	(13,065)		13,253
Equity in earnings of unconsolidated subsidiary	143	33	176	—		176

Net income	20,668	$5,826	$26,494	$(13,065)		$13,429

 Notes to Unaudited Pro Forma Consolidated Statement of Operations
(dollars in thousands)

(1)
Represents an adjustment to reflect the incremental management fee payable to CD&R as compared to the management fee paid to our prior owner based on the terms of the new consulting agreement entered into at the closing of the Transactions and an annual fee paid to one of our new directors as compensation for his services. For more information, see "Management—Director Compensation" and "Certain Relationships and Related Party Transactions."

(2)
Represents additional amortization due to an increase in the estimated fair market values of identifiable intangible assets associated with the Transactions. Intangible assets subject to amortization include the fair market value of our contracts amortized on a straight-line basis with an estimated weighted average useful life of 10 years. These estimates are preliminary in nature and could change as a result of adjustments to the estimates of the fair market value of these assets and their useful lives resulting from independent appraisal and our valuation review.

			Predecessor	Successor	Combined
	Year ended December 31, 2010	Six months ended June 30, 2010	January 1 through May 24, 2011	May 25 through June 30, 2011	Six months ended June 30, 2011
Estimated amortization on existing preliminary intangibles	$76,440	$38,220	$31,850	$—	$31,850
Less: Amortization on prior intangibles	(21,179)	(9,724)	(11,608)	—	(11,608)

Pro forma adjustment to amortization expense	$55,261	$28,496	$20,242	$—	$20,242

(3)
Represents a pro forma adjustment to eliminate interest expense associated with our prior senior secured credit facility, including amortization of prior deferred financing fees.

(4)
Represents interest expense on our borrowings under the Term Loan Facility and the Notes, and the amortization of deferred financing costs. Pro forma interest expense reflects a weighted average annual interest rate of 6.4% on indebtedness incurred to fund the Transactions and amortization expense on the $118.8 million of deferred financing costs associated with our new borrowings, utilizing a weighted average maturity of 7 years.

			Predecessor	Successor	Combined
	Year ended December 31, 2010	Six months ended June 30, 2010	January 1 through May 24, 2011	May 25 through June 30, 2011	Six months ended June 30, 2011
Interest on Term Loan	$76,736	$38,510	$29,149	$—	$29,149
Interest on the Notes	77,188	38,594	30,661	—	30,661
Amortization on deferred financing fees	16,736	8,368	6,465	—	6,465

Pro forma adjustment to interest expense	$170,660	$85,472	$66,275	$—	$66,275

  If LIBOR increases above 1.50%, a 0.125% increase in the floating rate applicable to the $1,436 million indebtedness under our Senior Secured Credit Facilities outstanding at June 30, 2011 would result in an approximate $1.8 million increase in cash interest expense annually.

(5)
To eliminate the loss on early debt extinguishment recorded as part of our prior debt restructuring, which occurred in April 2010, and incurred in connection with the Transactions.

(6)
Reflects an adjustment to reduce expenses recorded in the first six months of 2011 related to legal and accounting fees and accelerated equity-based compensation expense incurred in connection with the Transactions.

(7)
To adjust income tax expense to reflect the items noted in (1) through (6), principally as a result of increased interest and amortization expenses, at an effective tax rate of 38.5%.

SELECTED HISTORICAL FINANCIAL DATA

        The following table sets forth our selected historical financial data derived from our consolidated financial statements for each of the periods indicated. The selected historical financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected historical data as of December 31, 2009 and 2010 (Predecessor) and for the years ended December 31, 2008, 2009 and 2010 (Predecessor) are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical financial data as of December 31, 2006, 2007 and 2008 (Predecessor) and for the years ended December 31, 2006 and 2007 (Predecessor) are derived from our audited consolidated financial statements not included in this prospectus. The selected historical financial data as of and for the six months ended June 30, 2010 (Predecessor), the period from January 1 through May 24, 2011 (Predecessor) and the period from May 25 through June 30, 2011 and as of June 30, 2011 (Successor) are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. As a result of the Transactions, our financial statements after the Merger are not comparable to our financial statements prior to such date. Our historical financial data may not be a reliable indicator of future results of operations of our business.

	Predecessor							Successor
								Period from May 25 through June 30, 2011
						Six months ended June 30, 2010	Period from January 1 through May 24, 2011
	As of and for the year ended December 31,
	2006	2007	2008	2009	2010
	(in thousands of dollars)
Statement of Operations Data:
Net revenue	$1,934,205	$2,106,993	$2,409,864	$2,569,685	$2,859,322	$1,388,158	$1,221,790	$319,543
Compensation and benefits	1,333,648	1,455,970	1,637,425	1,796,779	2,023,503	976,760	874,633	221,804
Operating expenses	294,806	317,518	383,359	334,328	359,262	177,115	156,740	41,856
Insurance expense	74,258	66,308	82,221	97,610	97,330	48,012	47,229	10,089
Selling, general and administrative expenses	57,403	61,893	69,658	63,481	67,912	35,156	29,241	6,861
Depreciation and amortization expense	66,005	70,483	68,980	64,351	65,332	31,872	28,467	11,061
Restructuring charges	6,369	2,242	—	—	—	—	—	—

Income from operations	101,716	132,579	168,221	213,136	245,983	119,243	85,480	27,872
Interest income from restricted assets	5,987	7,143	6,407	4,516	3,105	1,714	1,124	162
Interest expense	(45,605)	(46,948)	(42,087)	(40,996)	(22,912)	(13,326)	(7,886)	(17,950)
Realized (loss) gain on investments	(467)	245	2,722	2,105	2,450	149	(9)	7
Interest and other (expense) income	2,346	2,055	2,055	1,816	968	471	(28,873)	(140)
Loss on early debt extinguishment	(377)	—	(241)	—	(19,091)	(19,091)	(10,069)	—

Income before income taxes and equity in earnings of unconsolidated subsidiary	63,600	95,074	137,077	180,577	210,503	89,160	39,767	9,951
Income tax expense	(24,961)	(36,104)	(52,530)	(65,685)	(79,126)	(34,365)	(19,242)	(4,158)

Income before equity in earnings of unconsolidated subsidiary	38,639	58,970	84,547	114,892	131,377	54,795	20,525	5,793
Equity in earnings of unconsolidated subsidiary	432	848	300	347	347	199	143	33

Net income	$39,071	$59,818	$84,847	$115,239	$131,724	$54,994	$20,668	$5,826

Balance Sheet Data (at end of period):
Cash and cash equivalents	39,336	28,914	146,173	332,888	287,361	313,033		186,811
Total assets	1,318,217	1,479,563	1,541,219	1,654,707	1,748,552	1,704,795		4,072,796
Long-term debt and capital lease obligations, including current maturities	479,775	482,883	458,505	453,930	421,276	427,535		2,379,335
Stockholders' Equity	386,040	449,496	539,039	686,087	847,205	764,775		891,301
Cash Flow Data:
Cash flows provided by (used in):
Operating activities	$165,742	$97,818	$211,457	$272,553	$185,544	$84,742	$67,975	$37,721
Investing activities	(113,127)	(100,226)	(74,945)	(116,629)	(158,865)	(60,358)	(89,459)	(2,847,446)
Financing activities	(31,327)	(8,014)	(19,253)	30,791	(72,206)	(44,239)	20,671	2,709,988
Purchases of property, plant and equipment	(60,415)	(38,335)	(32,088)	(44,728)	(49,121)	(15,168)	(18,496)	(2,892)

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following information should be read in conjunction with "Selected Historical Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this prospectus, particularly in "Risk Factors" and "Forward-Looking Statements."

Company Overview

        We are a leading provider of outsourced facility-based physician services and medical transportation services in the United States. We operate our business and market our services under the EmCare and AMR brands. EmCare is a leading provider of physician services in the United States, based on number of contracts with hospitals and affiliated physician groups. Through EmCare, we provide facility-based physician services for emergency departments, as well as anesthesiology, hospitalist/inpatient, radiology and teleradiology programs. AMR is a leading provider of medical transportation services to communities, payors and hospitals in the United States based on net revenue and number of transports. Approximately 86% of our net revenue for the year ended December 31, 2010 was generated under exclusive contracts. We had contract retention rates of 88% at EmCare and 99% at AMR as of December 31, 2010. During 2010, we provided services in approximately 14 million patient encounters in more than 2,000 communities nationwide.

  EmCare

        Over its more than 35 years of operating history, EmCare has become the largest provider of outsourced emergency department services to healthcare facilities in the United States based on number of contracts with hospitals and affiliated physician groups. During 2010, EmCare had approximately 11.0 million patient encounters across 40 states and the District of Columbia. As of December 31, 2010, EmCare had an 8% share of the total ED services market and a 12% share of the outsourced ED services market, the largest share among outsourced providers based on number of ED contracts. EmCare's share of the combined markets for anesthesiology, hospitalist and radiology services was approximately 2% as of such date.

        EmCare provides facility-based physician services and related management services to healthcare facilities. EmCare recruits and hires or subcontracts with physicians and other healthcare professionals, who then provide professional services within the healthcare facilities with which we contract. We also provide billing and collection, risk management and other administrative services to our healthcare professionals and to independent physicians. EmCare has 569 contracts with hospitals and independent physician groups to provide emergency department, anesthesiology, hospitalist/inpatient, radiology and teleradiology staffing and other administrative services.

  American Medical Response

        Over its more than 50 years of operating history, AMR has developed the largest network of ambulance services in the United States. As of December 31, 2010, AMR had a 7% share of the total ambulance services market and a 16% share of the outsourced ambulance market, the largest share among outsourced providers based on number of transports and net revenue. During 2010, AMR treated and transported approximately 3.2 million patients in 38 states and the District of Columbia by utilizing its fleet of nearly 4,300 vehicles that operated out of more than 200 sites. As of December 31, 2010, AMR had more than 3,500 contracts with communities, government agencies, healthcare providers and insurers to provide ambulance transport services. During 2010, approximately 58% of

AMR's net revenue was generated from emergency 911 ambulance transport services. Non-emergency ambulance transport services, including critical care transfer, wheelchair transports and other inter-facility transports accounted for 28% of AMR's net revenue for the same period. The remaining balance of net revenue for 2010 was generated from managed transportation services, fixed-wing air ambulance services, and the provision of training, dispatch and other services to communities and public safety agencies.

Effects of the Transactions

        In accordance with GAAP, we accounted for the Merger using the acquisition method of accounting for business combinations. Under this method of accounting, we recorded the acquisition based on the fair value of the merger consideration, which includes cash consideration paid and the Notes.

        We have allocated the purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values at the date of completion of the Merger. Any excess of the value of consideration paid over the aggregate fair value of those net assets is recorded as goodwill. Our consolidated financial statements for periods after the Merger reflect such fair values and have not been restated retroactively to reflect our historical financial position or our results of operations.

        The unaudited pro forma consolidated financial statements included in this prospectus are based on the estimates and assumptions set forth in the notes to such statements that management believes are reasonable. These estimates include an allocation of fair value to identifiable intangible assets other than goodwill, and the resulting excess of the purchase price over the carrying value of the net assets acquired is recorded as goodwill. The value assigned at June 30, 2011 to intangible assets is based on preliminary valuation data and may change once an external valuation is completed during the third quarter of 2011. The result of the final purchase price allocation could be materially different from the preliminary allocation set forth in this prospectus.

        For further discussion of the accounting treatment related to the Transactions and of the pro forma effects of the Transactions, see "Unaudited Pro Forma Consolidated Financial Statements."

Presentation

        The consolidated financial statements included in this prospectus are presented for two periods: Predecessor and Successor results, which relate to the periods preceding the Merger and the period succeeding the Merger, respectively. The discussion in this Management's Discussion and Analysis of Financial Condition and Results of Operations is presented on a combined basis of the Predecessor and Successor periods for the six months ended June 30, 2011. The 2011 Predecessor and Successor results are presented but are not discussed separately. Management believes that the discussion on a combined basis is more meaningful as it allows the results of operations to be analyzed to the comparable period in 2010. Exceptions to this include depreciation and amortization expense, interest expense, and interest and other (expense) income, which had significant impacts as a result of the Merger, but are addressed separately in the discussion below. See Note 1 to the unaudited consolidated financial statements included elsewhere in this prospectus.

Key Factors and Measures We Use to Evaluate Our Business

        The key factors and measures we use to evaluate our business focus on the number of patients we treat and transport and the costs we incur to provide the necessary care and transportation for each of our patients.

        We evaluate our revenue net of provisions for contractual payor discounts and provisions for uncompensated care. Medicaid, Medicare and certain other payors receive discounts from our standard charges, which we refer to as contractual discounts. In addition, individuals we treat and transport may be personally responsible for a deductible or co-pay under their third party payor coverage, and most of our contracts require us to treat and transport patients who have no insurance or other third party payor coverage. Due to the uncertainty regarding collectability of charges associated with services we provide to these patients, which we refer to as uncompensated care, our net revenue recognition is based on expected cash collections. Our net revenue represents gross billings after provisions for contractual discounts and estimated uncompensated care. Provisions for contractual discounts and uncompensated care have increased historically primarily as a result of increases in gross billing rates without corresponding increases in payor reimbursement.

        The table below summarizes our approximate payor mix as a percentage of both net revenue and total transports and patient encounters for the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011. In determining the net revenue payor mix, we use cash collections in the period as an approximation of net revenue recorded.

	Percentage of Cash Collections (Net Revenue)					Percentage of Total Volume
	Year ended December 31,			Six months ended June 30,		Year ended December 31,			Six months ended June 30,
	2008	2009	2010	2010	2011	2008	2009	2010	2010	2011
Medicare	23.1%	23.3%	22.0%	21.9%	22.0%	25.7%	24.0%	25.2%	24.9%	26.3%
Medicaid	4.4	4.8	5.6	5.1	6.1	10.7	11.5	12.9	12.5	13.1
Commercial insurance and managed care	47.4	50.2	48.7	49.8	48.7	42.0	43.1	42.2	43.0	42.6
Self-pay	4.3	3.9	4.3	4.2	4.9	21.6	21.4	19.7	19.6	18.0
Other revenue and subsidies	20.8	17.8	19.4	19.0	18.3	—	—	—	—	—

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

        Our 2011 volume mix has been positively impacted compared to our 2010 volume mix primarily by the continued expansion of our anesthesia business, which has a lower percentage of self-pay volume than our emergency department, radiology and inpatient services businesses.

        Our 2010 volume mix has been positively impacted compared to our 2009 volume mix due primarily to the recent expansion of our anesthesia business, which has a lower percentage of self-pay mix than our emergency department, radiology and inpatient services businesses, and due to a decreased percentage of self-pay patients treated in 2010. Our payor mix was negatively impacted in 2009 due to an increased level of self-pay patients treated in response to the H1N1 virus, which did not recur in 2010.

        In addition to continually monitoring our payor mix, we also analyze the following measures in each of our business segments:

  EmCare

        Of EmCare's net revenue for the six months ended June 30, 2011 and for the year ended December 31, 2010, approximately 74% and 78%, respectively, was derived from our hospital contracts for emergency department staffing and approximately 26% and 22%, respectively, was derived from anesthesiology, hospitalist, radiology, teleradiology and other hospital management services. Of this revenue for the six months ended June 30, 2011 and for the year ended December 31, 2010, approximately 78% and 77%, respectively, was generated from billings to third party payors and patients for patient encounters and approximately 22% and 23%, respectively, was generated from billings to hospitals and affiliated physician groups for professional services. EmCare's key net revenue measures are:

  •
  Patient encounters.  We utilize patient encounters to evaluate net revenue and as the basis by which we measure certain costs of the business. We segregate patient encounters into four main categories—emergency department visits, anesthesiology and hospitalist encounters, and radiology reads—due to the significant differences in reimbursement and the associated costs of providing the various services. As a result of these differences, in certain analyses we weight our patient encounter numbers according to category in an effort to better measure net revenue and costs.

  •
  Number of contracts.  This reflects the number of contractual relationships we have for outsourced emergency department staffing, anesthesiology, hospitalist, radiology, teleradiology, and other hospital management services. We analyze the change in our number of contracts from period to period based on "net new contracts," which is the difference between total new contracts and contracts that have terminated.

  •
  Revenue per patient encounter.  This reflects the expected net revenue for each patient encounter based on gross billings less all estimated provisions for contractual discounts and uncompensated care. Net revenue per patient encounter also includes net revenue from billings to third party payors and hospitals.

        The change from period to period in the number of patient encounters under our "same store" contracts is influenced by general community conditions as well as hospital-specific elements, many of which are beyond our direct control. The general community conditions include: (1) the timing, location and severity of influenza, allergens and other annually recurring viruses and (2) severe weather that affects a region's health status or infrastructure. Hospital-specific elements include the timing and extent of facility renovations, hospital staffing issues and regulations that affect patient flow through the hospital.

        The costs incurred in our EmCare business segment consist primarily of compensation and benefits for physicians and other professional providers, professional liability costs, and contract and other support costs. EmCare's key cost measures include:

  •
  Provider compensation per hour of coverage.  Provider compensation per hour of coverage includes all compensation and benefit costs for all professional providers, including physicians, physician assistants and nurse practitioners, during each patient encounter. Providers include all full-time, part-time and independently contracted providers. Analyzing provider compensation per hour of coverage enables us to monitor our most significant cost in performing services under our contracts.

  •
  Professional liability costs.  These costs include provisions for estimated losses for actual claims, and claims likely to be incurred in the period, based on our past loss experience, as well as actual direct costs, including investigation and defense costs, claims payments, and other costs related to provider professional liability.

        EmCare's business is not as capital intensive as AMR's, and EmCare's depreciation expense relates primarily to charges for usage of computer hardware and software, and other technologies. Amortization expense relates primarily to intangibles recorded for customer relationships.

  AMR

        Approximately 87% of AMR's net revenue for the six months ended June 30, 2011 and for the year ended December 31, 2010 was transport revenue derived from the treatment and transportation of patients, including fixed-wing air ambulance services, based on billings to third party payors, healthcare facilities and patients. The balance of AMR's net revenue was derived from direct billings to communities and government agencies for the provision of training, dispatch center and other services. AMR's measures for transport net revenue include:

  •
  Transports.  We utilize transport data, including the number and types of transports, to evaluate net revenue and as the basis by which we measure certain costs of the business. We segregate transports into two main categories—ambulance transports (including emergency, as well as non-emergency, critical care and other interfacility transports) and wheelchair transports—due to the significant differences in reimbursement and the associated costs of providing ambulance and wheelchair transports. As a result of these differences, in certain analyses we weight our transport numbers according to category in an effort to better measure net revenue and costs.

  •
  Net revenue per transport.  Net revenue per transport reflects the expected net revenue for each transport based on gross billings less provisions for contractual discounts and estimated uncompensated care. In order to better understand the trends across service lines and in our transport rates, we analyze our net revenue per transport based on weighted transports to reflect the differences in our transportation mix.

        The change from period to period in the number of transports and net revenue per transport is influenced by the mix of emergency versus non-emergency transports, changes in transports in existing markets from both new and existing facilities we serve for non-emergency transports, and the effects of general community conditions for emergency transports. The general community conditions may include (1) the timing, location and severity of influenza, allergens and other annually recurring viruses, (2) severe weather that affects a region's health status or infrastructure and (3) community-specific demographic changes.

        The costs we incur in our AMR business segment consist primarily of compensation and benefits for ambulance crews and support personnel, direct and indirect operating costs to provide transportation services, and costs related to accident and insurance claims. AMR's key cost measures include:

  •
  Unit hours and cost per unit hour.  Our measurement of a unit hour is based on a fully staffed ambulance or wheelchair van for one operating hour. We use unit hours and cost per unit hour to measure compensation-related costs and the efficiency of our deployed resources. We monitor unit hours and cost per unit hour on a combined basis, as well as on a segregated basis between ambulance and wheelchair transports.

  •
  Operating costs per transport.  Operating costs per transport is comprised of certain direct operating costs, including vehicle operating costs, medical supplies and other transport-related costs, but excluding compensation-related costs. Monitoring operating costs per transport allows us to better evaluate cost trends and operating practices of our regional and local management teams.

  •
  Accident and insurance claims.  We monitor the number and magnitude of all accident and insurance claims in order to measure the effectiveness of our risk management programs. Depending on the type of claim (workers compensation, auto, general or professional liability), we monitor our performance by utilizing various bases of measurement, such as net revenue, miles driven, number of vehicles operated, compensation dollars, and number of transports.

        We have focused our risk mitigation efforts on employee training for proper patient handling techniques, development of clinical and medical equipment protocols, driving safety, implementation of technology to reduce auto incidents and other risk mitigation processes which we believe has resulted in a reduction in the frequency, severity and development of claims.

        AMR's business requires various investments in long-term assets and depreciation expense relates primarily to charges for usage of these assets, including vehicles, computer hardware and software, equipment and other technologies. Amortization expense relates primarily to intangibles recorded for customer relationships.

Factors Affecting Operating Results

  Federal Emergency Management Agency Contract

        In 2007, FEMA awarded AMR with a national contract to provide ambulance, para-transit, and rotary and fixed-wing air ambulance transportation services to supplement federal and military responses to disasters, acts of terrorism and other public health emergencies. The original contract covered the 21 states along the Gulf and Atlantic coasts and was expanded by FEMA to the full 48 contiguous states on October 1, 2009. This expanded coverage extends through October 31, 2011 and FEMA has the option to renew the contract for different zones in the contract at various points during the remainder of 2011 and 2012. In August 2008, AMR was deployed under this contract to provide patient evacuations and disaster relief efforts in three Gulf Coast states for hurricanes Gustav and Ike and recorded approximately $107 million in net revenue during the year ended December 31, 2008. There were no material FEMA deployments during the years ended December 31, 2010 or 2009.

  Rate Changes by Government Sponsored Programs

        In February 2002, the CMS issued the Final Rule that revised Medicare policy on the coverage of ambulance transport services, effective April 1, 2002. The Final Rule was the result of a mandate under the Balanced Budget Act of 1997 ("BBA") to establish a national fee schedule for payment of ambulance transport services that would control increases in expenditures under Part B of the Medicare program, establish definitions for ambulance transport services that link payments to the type of services furnished, consider appropriate regional and operational differences and consider adjustments to account for inflation, among other provisions. The Final Rule provided for a five-year phase-in of a national fee schedule, beginning April 1, 2002. We estimate that the impact of a national fee schedule promulgated in 2002, as modified by subsequent legislation, resulted in an increase in AMR's net revenue of approximately $14 million in 2008, an increase in AMR's net revenue of approximately $24 million in 2009, and a decrease in AMR's net revenue of approximately $18 million in 2010. Based upon the current Medicare transport mix and barring further legislative action, we expect a potential increase in AMR's net revenue of less than $1 million for 2011. Although we have been able to substantially mitigate the phased-in reductions of the BBA through additional fee and subsidy increases, we may not be able to continue to do so.

        Medicare pays for all EmCare physicians' services based upon a national fee schedule. The rate formula may result in significant yearly fluctuations which may be unrelated to changes in the actual cost of providing physician services.

  Changes in Net New Contracts

        Our operating results are affected directly by the number of net new contracts and related volume we have in a period, reflecting the effects of both new contracts and contract expirations. We regularly bid for new contracts, frequently in a formal competitive bidding process that often requires written responses to a RFP and, in any fiscal period, certain of our contracts will expire. We may elect not to seek extension or renewal of a contract if we determine that we cannot do so on favorable terms. With respect to expiring contracts we would like to renew, we may be required to seek renewal through an RFP, and we may not be successful in retaining any such contracts, or retaining them on terms that are as favorable as present terms. For the year ended December 31, 2010, AMR and EmCare's contract retention rates were 99% and 88%, respectively.

  Inflation and Fuel Costs

        Certain of our expenses, such as wages and benefits, insurance, fuel and equipment repair and maintenance costs, are subject to normal inflationary pressures. Fuel expense represented 11.2% and 9.8% of AMR's operating expenses for the six months ended June 30, 2011 and 2010, respectively. Excluding the impact of the 2008 hurricane deployment, fuel expense represented 10.2%, 9.1% and 14.1% of AMR's operating expenses for the years ended December 31, 2010, 2009, and 2008, respectively. Although we have generally been able to offset inflationary cost increases through increased operating efficiencies and successful negotiation of fees and subsidies, we can provide no assurance that we will be able to offset any future inflationary cost increases through similar efficiencies and fee changes.

Critical Accounting Policies

        The preparation of financial statements requires management to make estimates and assumptions relating to the reporting of results of operations, financial condition and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates under different assumptions or conditions. The following are our most critical accounting policies, which are those that require management's most difficult, subjective and complex judgments, requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

        The following discussion is not intended to represent a comprehensive list of our accounting policies. For a detailed discussion of the application of these and other accounting policies, see note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

  Claims Liability and Professional Liability Reserves

        We are self-insured up to certain limits for costs associated with workers compensation claims, automobile, professional liability claims and general business liabilities. Reserves are established for estimates of the loss that we will ultimately incur on claims that have been reported but not paid and claims that have been incurred but not reported. These reserves are based upon independent actuarial valuations, which are updated quarterly. Reserves other than general liability reserves are discounted at a rate commensurate with the interest rate on monetary assets that essentially are risk free and have a maturity comparable to the underlying liabilities. The actuarial valuations consider a number of factors, including historical claim payment patterns and changes in case reserves, the assumed rate of increase in healthcare costs and property damage repairs. Historical experience and recent trends in the historical experience are the most significant factors in the determination of these reserves. We believe the use of actuarial methods to account for these reserves provides a consistent and effective way to measure these subjective accruals. However, given the magnitude of the claims involved and the length of time until the ultimate cost is known, the use of any estimation technique in this area is inherently sensitive. Accordingly, our recorded reserves could differ from our ultimate costs related to these claims due to changes in our accident reporting, claims payment and settlement practices or claims reserve practices, as well as differences between assumed and future cost increases. Due to the complexity and uncertainty associated with these factors, we do not believe it is practical or meaningful to quantify the sensitivity of any particular assumption in isolation. During the six months ended June 30, 2011 and 2010 we recorded increases in our provisions for insurance liabilities of $8.2 million and $0.1 million, respectively, related to reserves for losses in prior years. During 2010 we recorded an increase in our provisions for insurance liabilities of $0.4 million, an increase of $4.5 million during 2009, and a decrease of $4.1 million during 2008 related to reserves for losses in prior years. Accrued unpaid claims and expenses that are expected to be paid within the next twelve months are classified as current liabilities. All other accrued unpaid claims and expenses are classified as non-current liabilities.

  Trade and Other Accounts Receivable

        Our internal billing operations have primary responsibility for billing and collecting our accounts receivable. We utilize various processes and procedures in our collection efforts depending on the payor classification; these efforts include monthly statements, written collection notices and telephonic follow-up procedures for certain accounts. EmCare and AMR write off amounts not collected through our internal collection efforts to our uncompensated care allowance, and send these receivables to third party collection agencies for further follow-up collection efforts. We record any subsequent collections through third party collection efforts as a recovery.

        As we discuss further in our "Revenue Recognition" policy below, we determine our allowances for contractual discounts and uncompensated care based on sophisticated information systems and financial models, including payor reimbursement schedules, historical write-off experience and other economic data. We record our patient-related accounts receivable net of estimated allowances for contractual discounts and uncompensated care in the period in which we perform services. We record gross fee-for-service revenue and related receivables based upon established fee schedule prices. We reduce our recorded revenue and receivables for estimated discounts to patients covered by contractual insurance arrangements, and reduce these further by our estimate of uncollectible accounts. Due to the complexity and uncertainty associated with these factors, we do not believe it is practical or meaningful to quantify the sensitivity of any particular assumption in isolation.

        Our provision and allowance for uncompensated care is based primarily on the historical collection and write-off activity of our approximately 14 million annual patient encounters. We extract this data from our billing systems regularly and use it to compare our accounts receivable balances to estimated ultimate collections. Our allowance for uncompensated care is related principally to receivables we record for self-pay patients and is not recorded on specific accounts due to the volume of individual patient receivables and the thousands of commercial and managed care contracts.

        We also have other receivables related to facility and community subsidies and contractual receivables for providing staffing to communities for special events. We review these other receivables periodically to determine our expected collections and whether any allowances may be necessary. We write the balance off after we have exhausted all collection efforts.

  Business Combinations

        Effective January 1, 2009, we adopted ASC 805, Business Combinations, which revised the accounting guidance that we were required to apply for our acquisitions in comparison to prior fiscal years. In accordance with this guidance, the assets and liabilities of an acquired business are recorded at their fair values at the date of acquisition. The excess of the purchase price over the estimated fair values is recorded as goodwill. All acquisition costs are expensed as incurred. While we use our best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period any subsequent adjustments are recorded as expense.

  Revenue Recognition

        Revenue is recognized at the time of service and is recorded net of provisions for contractual discounts and estimated uncompensated care. We estimate our provision for contractual discounts and uncompensated care based on payor reimbursement schedules, historical collections and write-off experience and other economic data. As a result of the estimates used in recording the provisions and the nature of healthcare collections, which may involve lengthy delays, there is a reasonable possibility that recorded estimates will change materially in the short-term.

        The changes in the provisions for contractual discounts and estimated uncompensated care are primarily a result of changes in our gross fee-for-service rate schedules and gross accounts receivable balances. These gross fee schedules, including any changes to existing fee schedules, generally are negotiated with various contracting entities, including municipalities and facilities. Fee schedule increases are billed for all revenue sources and to all payors under that specific contract; however, reimbursement in the case of certain state and federal payors, including Medicare and Medicaid, will not change as a result of the change in gross fee schedules. In certain cases, this results in a higher level of contractual and uncompensated care provisions and allowances, requiring a higher percentage of contractual discount and uncompensated care provisions compared to gross charges.

        In addition, management analyzes the ultimate collectability of revenue and accounts receivable after certain stages of the collection cycle using a look-back analysis to determine the amount of receivables subsequently collected. Adjustments related to this analysis are recorded as a reduction or increase to net revenue each month, and were less than 1% of net revenue for each of the six month periods ending June 30, 2011 and 2010 and for the years ended December 31, 2010, 2009 and 2008.

        The evaluation of these factors, as well as the interpretation of governmental regulations and private insurance contract provisions, involves complex, subjective judgments. As a result of the inherent complexity of these calculations, our actual revenues and net income, and our accounts receivable, could vary significantly from the amounts reported.

  Income Taxes

        Deferred income taxes reflect the impact of temporary differences between the reported amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. A valuation allowance is provided for deferred tax assets when management concludes it is more likely than not that some portion of the deferred tax assets will not be recognized. The respective tax authorities, in the normal course, audit previous tax filings. We have recorded reserves based upon management's best estimate of final outcomes, but such estimates may differ from the tax authorities ultimate outcomes.

  Goodwill and Other Intangible Assets

        Goodwill is not amortized and is required to be tested annually for impairment, or more frequently if changes in circumstances, such as an adverse change to our business environment, cause us to believe that goodwill may be impaired. Goodwill is allocated at the reporting unit level. If the fair value of the reporting unit falls below the book value of the reporting unit at an impairment assessment date, an impairment charge would be recorded.

        Should our business environment or other factors change, our goodwill may become impaired and may result in material charges to our income statement.

        Definite life intangible assets are subject to impairment reviews when evidence or triggering events suggest that an impairment may have occurred. Should such triggering events occur that cause us to review our definite life intangibles, management evaluates the carrying value in relation to the projection of future cash flows of the underlying assets. If deemed necessary, we would take a charge to earnings for the difference between the carrying value and the estimated fair value. Should factors affecting the value of our definite life intangibles change significantly, such as declining contract retention rates or reduced contractual cash flows, we may need to record an impairment charge that is significant to our financial statements.

Results of Operations

  Basis of Presentation

        The following tables present, for the periods indicated, a comparison of financial data from our audited consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010 and from our unaudited consolidated statements of operations for the six months ended June 30, 2010, the period from January 1 through May 24, 2011 and the period from May 25 through June 30, 2011, as well as for the combined six months ended June 30, 2011 for EMSC and our two operating segments. The results of operations will be discussed on a combined basis for the six months ended June 30, 2011. Management believes that the discussion on a combined basis is more meaningful as it allows the results of operations to be analyzed to the comparable period in 2010. Exceptions to this include depreciation and amortization expense, interest expense, and interest and other (expense) income, which had significant impacts as a result of the Merger, but are addressed separately in the discussion below.

Consolidated Results of Operations and as a Percentage of Net Revenue
(in thousands of dollars)

	Predecessor					Successor	Combined
					Period from January 1 through May 24, 2011	Period from May 25 through June 30, 2011
				Six Months ended June 30, 2010			Six Months Ended June 30, 2011
	Year ended December 31,
	2008	2009	2010
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	$2,409,864	$2,569,685	$2,859,322	$1,388,158	$1,221,790	$319,543	$1,541,333
Compensation and benefits	1,637,425	1,796,779	2,023,503	976,760	874,633	221,804	1,096,437
Operating expenses	383,359	334,328	359,262	177,115	156,740	41,856	198,596
Insurance expense	82,221	97,610	97,330	48,012	47,229	10,089	57,318
Selling, general and administrative expenses	69,658	63,481	67,912	35,156	29,241	6,861	36,102
Depreciation and amortization expense	68,980	64,351	65,332	31,872	28,467	11,061	39,528

Income from operations	168,221	213,136	245,983	119,243	85,480	27,872	113,352
Interest income from restricted assets	6,407	4,516	3,105	1,714	1,124	162	1,286
Interest expense	(42,087)	(40,996)	(22,912)	(13,326)	(7,886)	(17,950)	(25,836)
Realized gain (loss) on investments	2,722	2,105	2,450	149	(9)	7	(2)
Interest and other income (expense)	2,055	1,816	968	471	(28,873)	(140)	(29,013)
Loss on early debt extinguishment	(241)	—	(19,091)	(19,091)	(10,069)	—	(10,069)
Equity in earnings of unconsolidated subsidiary	300	347	347	199	143	33	176
Income tax expense	(52,530)	(65,685)	(79,126)	(34,365)	(19,242)	(4,158)	(23,400)

Net income	$84,847	$115,239	$131,724	$54,994	$20,668	$5,826	26,494

	Predecessor					Successor	Combined
					Period from January 1 through May 24, 2011	Period from May 25 through June 30, 2011
				Six Months ended June 30, 2010			Six Months ended June 30, 2011
	Year ended December 31,
	2008	2009	2010
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Compensation and benefits	67.9	69.9	70.8	70.4	71.6	69.4	71.1
Operating expenses	15.9	13.0	12.6	12.8	12.8	13.1	12.9
Insurance expenses	3.4	3.8	3.4	3.5	3.9	3.2	3.7
Selling, general and administrative expenses	2.9	2.5	2.4	2.5	2.4	2.1	2.3
Depreciation and amortization expense	2.9	2.5	2.3	2.3	2.3	3.5	2.6

Income from operations	7.0%	8.3%	8.6%	8.6%	7.0%	8.7%	7.4%

Segment Results of Operations and as a Percentage of Net Revenue
(in thousands of dollars)

EmCare

	Predecessor					Successor	Combined
					Period from January 1 through May 24, 2011	Period from May 25 through June 30, 2011
				Six Months ended June 30, 2010			Six Months ended June 30, 2011
	Year ended December 31,
	2008	2009	2010
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	$1,008,063	$1,225,828	$1,478,462	$707,037	$642,059	$171,714	$813,773
Compensation and benefits	795,777	956,306	1,164,389	557,107	513,639	133,192	646,831
Operating expenses	36,355	39,872	45,745	23,037	21,038	6,040	27,078
Insurance expense	42,326	49,619	52,540	24,052	24,361	5,631	29,992
Selling, general and administrative expenses	23,747	25,273	28,479	15,200	12,900	2,907	15,807
Depreciation and amortization expense	13,898	15,161	20,384	9,568	9,411	4,687	14,098
Income from operations	$95,960	$139,597	$166,925	$78,073	$60,710	$19,257	$79,967

	Predecessor					Successor	Combined
					Period from January 1 through May 24, 2011	Period from May 25 through June 30, 2011
				Six Months ended June 30, 2010			Six Months ended June 30, 2011
	Year ended December 31,
	2008	2009	2010
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Compensation and benefits	78.9	78.0	78.8	78.8	80.0	77.6	79.5
Operating expenses	3.6	3.3	3.1	3.3	3.3	3.5	3.3
Insurance expense	4.2	4.0	3.6	3.4	3.8	3.3	3.7
Selling, general and administrative expenses	2.4	2.1	1.9	2.1	2.0	1.7	1.9
Depreciation and amortization expense	1.4	1.2	1.4	1.4	1.5	2.7	1.7

Income from operations	9.5%	11.4%	11.3%	11.0%	9.5%	11.2%	9.8%

AMR

	Predecessor					Successor	Combined
					Period from January 1 through May 24, 2011	Period from May 25 through June 30, 2011
				Six Months ended June 30, 2010			Six Months ended June 30, 2011
	Year ended December 31,
	2008	2009	2010
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	$1,401,801	$1,343,857	$1,380,860	$681,121	$579,731	$147,829	$727,560
Compensation and benefits	841,648	840,473	859,114	419,653	360,994	88,612	449,606
Operating expenses	347,004	294,456	313,517	154,078	135,702	35,816	171,518
Insurance expense	39,895	47,991	44,790	23,960	22,868	4,458	27,326
Selling, general and administrative expenses	45,911	38,208	39,433	19,956	16,341	3,954	20,295
Depreciation and amortization expense	55,082	49,190	44,948	22,304	19,056	6,374	25,430
Income from operations	$72,261	$73,539	$79,058	$41,170	$24,770	$8,615	$33,385

	Predecessor					Successor	Combined
					Period from January 1 through May 24, 2011	Period from May 25 through June 30, 2011
				Six Months ended June 30, 2010			Six Months ended June 30, 2011
	Year ended December 31,
	2008	2009	2010
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Compensation and benefits	60.0	62.5	62.2	61.6	62.3	59.9	61.8
Operating expenses	24.8	21.9	22.7	22.6	23.4	24.2	23.6
Insurance expense	2.8	3.6	3.2	3.5	3.9	3.0	3.8
Selling, general and administrative expenses	3.3	2.8	2.9	2.9	2.8	2.7	2.8
Depreciation and amortization expense	3.9	3.7	3.3	3.3	3.3	4.3	3.5

Income from operations	5.2%	5.5%	5.7%	6.0%	4.3%	5.8%	4.6%

  Non-GAAP Measures

        Adjusted EBITDA.    Adjusted EBITDA is defined as net income before equity in earnings of unconsolidated subsidiary, income tax expense, loss on early debt extinguishment, interest and other (expense) income, realized gain (loss) on investments, interest expense, depreciation and amortization expense, equity-based compensation expenses and related party management fees. Adjusted EBITDA, as reported historically, has been adjusted to reflect equity-based compensation expenses and related party management fees. See the reconciliation table below.

        Adjusted EBITDA is commonly used by management and investors as a performance measure. Adjusted EBITDA is not considered a measure of financial performance under GAAP, and the items excluded from Adjusted EBITDA are significant components in understanding and assessing our financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as an alternative to GAAP measures such as net income, cash flows provided by or used in operating, investing or financing activities or other financial statement data presented in our consolidated financial statements as an indicator of financial performance or liquidity. Because Adjusted EBITDA is not a measure determined in accordance with GAAP and is susceptible to varying calculations, this measure, as presented, may not be comparable to other similarly titled measures of other companies.

        The following tables set forth a reconciliation of Adjusted EBITDA to net income for our company, and reconciliations of Adjusted EBITDA to income from operations for our two operating segments for the periods indicated (amounts in thousands of dollars):

	Predecessor					Successor	Combined
					Period from January 1 through May 24, 2011	Period from May 25 through June 30, 2011
				Six Months ended June 30, 2010			Six Months ended June 30, 2011
	Year ended December 31,
	2008	2009	2010
Consolidated/Combined
Adjusted EBITDA	$247,084	$286,982	$322,119	$155,874	$130,582	$40,039	$170,621
Related party management fees	(1,000)	(1,000)	(1,000)	(500)	(399)	(514)	(913)
Equity-based compensation expense	(2,476)	(3,979)	(6,699)	(2,545)	(15,112)	(430)	(15,542)
Depreciation and amortization expense	(68,980)	(64,351)	(65,332)	(31,872)	(28,467)	(11,061)	(39,528)
Interest income from restricted assets	(6,407)	(4,516)	(3,105)	(1,714)	(1,124)	(162)	(1,286)

Income from operations	168,221	213,136	245,983	119,243	85,480	27,872	113,352
Interest income from restricted assets	6,407	4,516	3,105	1,714	1,124	162	1,286
Interest expense	(42,087)	(40,996)	(22,912)	(13,326)	(7,886)	(17,950)	(25,836)
Realized gain (loss) on investments	2,722	2,105	2,450	149	(9)	7	(2)
Interest and other income (expense)	2,055	1,816	968	471	(28,873)	(140)	(29,013)
Loss on early debt extinguishment	(241)	—	(19,091)	(19,091)	(10,069)	—	(10,069)
Income tax expense	(52,530)	(65,685)	(79,126)	(34,365)	(19,242)	(4,158)	(23,400)
Equity in earnings of unconsolidated subsidiary	300	347	347	199	143	33	176

Net income	$84,847	$115,239	$131,724	$54,994	$20,668	$5,826	26,494

EmCare
Adjusted EBITDA	$115,239	$159,535	$192,503	$90,037	$77,686	$24,434	$102,120
Related party management fees	(450)	(450)	(450)	(225)	(180)	(231)	(411)
Equity-based compensation expense	(1,114)	(1,791)	(3,015)	(1,145)	(6,801)	(193)	(6,994)
Depreciation and amortization expense	(13,898)	(15,161)	(20,384)	(9,568)	(9,411)	(4,687)	(14,098)
Interest income from restricted assets	(3,817)	(2,536)	(1,729)	(1,026)	(584)	(66)	(650)

Income from operations	$95,960	$139,597	$166,925	$78,073	$60,710	$19,257	$79,967

AMR
Adjusted EBITDA	$131,845	$127,447	$129,616	$65,837	$52,896	$15,605	$68,501
Related party management fees	(550)	(550)	(550)	(275)	(219)	(283)	(502)
Equity-based compensation expense	(1,362)	(2,188)	(3,684)	(1,400)	(8,311)	(237)	(8,548)
Depreciation and amortization expense	(55,082)	(49,190)	(44,948)	(22,304)	(19,056)	(6,374)	(25,430)
Interest income from restricted assets	(2,590)	(1,980)	(1,376)	(688)	(540)	(96)	(636)

Income from operations	$72,261	$73,539	$79,058	$41,170	$24,770	$8,615	$33,385

Combined six months ended June 30, 2011 compared to the six months ended June 30, 2010

  Consolidated

        Our results for the combined six months ended June 30, 2011 reflect an increase in net revenue of $153.2 million and a decrease in net income of $28.5 million compared to the six months ended June 30, 2010. The decrease in net income is attributable primarily to an increase in interest expense and other fees associated with the Merger, partially offset by a decrease in income tax expense. During the combined six months ended June 30, 2011, we recorded $29.8 million for fees associated with the Merger, which are included in interest and other (expense) income. An additional $12.4 million in stock compensation expense was recorded for stock options and restricted stock which automatically vested with the Merger and the associated payroll taxes; see Note 1 to the accompanying unaudited consolidated financial statements.

        Net revenue.    For the six months ended June 30, 2011, we generated net revenue of $1,541.3 million compared to net revenue of $1,388.2 million for the six months ended June 30, 2010, representing an increase of 11.0%. The increase is attributable primarily to increases in rates and volumes on existing contracts combined with increased volume from net new contracts and acquisitions.

        Adjusted EBITDA.    Adjusted EBITDA was $170.6 million, or 11.1% of net revenue, for the six months ended June 30, 2011 compared to $155.9 million, or 11.2% of net revenue, for the six months ended June 30, 2010.

        Interest expense.    Interest expense for the six months ended June 30, 2011 was $25.8 million compared to $13.3 million for the six months ended June 30, 2010. The change was due to the increase in our outstanding debt and effective interest rate associated with the issuance of our new senior subordinated unsecured notes and borrowings under our new credit facilities in May 2011. In conjunction with entering into our new credit facility, we increased our total outstanding debt by $2.0 billion.

        Interest and other (expense) income.    During the six months ended June 30, 2011, $29.0 million was expensed compared to $0.5 million of income recognized during the six months ended June 30, 2010. The increase in expense was due to $29.8 million expensed during the second quarter of 2011 for investment banking, legal, accounting and other advisory services related to the Merger.

        Loss on early debt extinguishment.    During the six months ended June 30, 2011, we recorded a loss on early debt extinguishment of $10.1 million which included unamortized debt issuance associated with our credit facility in place prior to the Merger. During the six months ended June 30, 2010, we recorded a loss on early debt extinguishment of $19.1 million as we entered into a new credit facility and redeemed our senior subordinated notes.

        Income tax expense.    Income tax expense decreased by $11.0 million for the six months ended June 30, 2011 compared to the same period in 2010. Our effective tax rate was 41.8% for the Successor period from May 25, 2011 through June 30, 2011 and 48.4% for the Predecessor period from January 1, 2011 through May 24, 2011. Our effective tax rate for the six months ended June 30, 2010 was 38.5%. The increase in our effective tax rate was a result of certain Merger related costs that are not deductible for tax purposes.

  EmCare

        Net revenue.    Net revenue for the combined six months ended June 30, 2011 was $813.8 million, an increase of $106.7 million, or 15.1%, from $707.0 million for the six months ended June 30, 2010. The increase was due primarily to an increase in patient encounters from net new hospital contracts and net revenue increases in existing contracts. Net new contracts since December 31, 2009 accounted for a net revenue increase of $81.5 million for the six months ended June 30, 2011, of which $69.6 million came from net new contracts added in 2010 with the remaining increase in net revenue from those added in 2011. Net revenue under our "same store" contracts (contracts in existence for the entirety of both periods) increased $25.2 million, or 4.3%, for the six months ended June 30, 2011. The change was due primarily to a 5.5% increase in same store weighted patient encounters, partially offset by a 1.2% decrease in revenue per weighted patient encounter. The increase in same store net revenue was due primarily to additional volume, partially offset by a lower average charge per patient, related to a stronger flu season in the first quarter of 2011 compared to the same period in 2010.

        Compensation and benefits.    Compensation and benefits costs for the six months ended June 30, 2011 were $646.8 million, or 79.5% of net revenue, compared to $557.1 million, or 78.8% of net revenue, for the same period in 2010. Stock-based compensation expense was $7.0 million during the six months ended June 30, 2011 compared to $1.1 million during the same quarter last year. The increase was due primarily to accelerated stock-based compensation expense associated with the Merger. Provider compensation costs increased $62.3 million from net new contract additions. Same store provider compensation costs were $15.5 million higher than the prior period due primarily to a 5.5% increase in same store weighted patient encounters, partially offset by a 1.5% decrease in provider compensation per weighted patient encounter. Non-provider compensation and total benefits costs, excluding stock-based compensation expense, increased by $6.0 million during the six months ended June 30, 2011 compared to the same period in 2010. The increase is due to our recent acquisitions and organic growth. Payroll taxes related to Merger of $0.3 million were also expensed during the six months ended June 30, 2011.

        Operating expenses.    Operating expenses for the six months ended June 30, 2011 were $27.1 million, or 3.3% of net revenue, compared to $23.0 million, or 3.3% of net revenue, for the same period in 2010. Operating expenses increased $4.1 million due primarily to our recent acquisitions and organic growth.

        Insurance expense.    Professional liability insurance expense for the six months ended June 30, 2011 was $30.0 million, or 3.7% of net revenue, compared to $24.1 million, or 3.4% of net revenue, for the six months ended June 30, 2010. We recorded an increase of prior year insurance provisions of $3.3 million during the six months ended June 30, 2011 compared to a decrease of less than $0.1 million during the six months ended June 30, 2010.

        Selling, general and administrative.    Selling, general and administrative expense for the six months ended June 30, 2011 was $15.8 million, or 1.9% of net revenue, compared to $15.2 million, or 2.1% of net revenue, for the six months ended June 30, 2010.

        Depreciation and amortization.    Depreciation and amortization expense for the six months ended June 30, 2011 was $14.1 million, or 1.7% of net revenue, compared to $9.6 million, or 1.4% of net revenue, for the six months ended June 30, 2010. The $4.5 million increase is due primarily to additional amortization expense associated with intangible assets recorded as a result of the Merger transaction during the second quarter of 2011 as well as amortization expense associated with contract intangible assets recorded on acquisitions completed since December 31, 2009.

  AMR

        Net revenue.    Net revenue for the combined six months ended June 30, 2011 was $727.6 million, an increase of $46.4 million, or 6.8%, from $681.1 million for the same period in 2010. The increase in net revenue was due primarily to an increase of 3.5%, or $23.7 million, in weighted transport volume and an increase in net revenue per weighted transport of 3.3%, or $22.7 million. The increase in net revenue per weighted transport of 3.3% was due to a 1.7% increase in net revenue per transport resulting primarily from a higher mix of emergency versus non-emergency transports and rate increases in several markets, with the remaining increase coming from growth in our managed transportation business. AMR's managed transportation business represented 6.1% of AMR's net revenue for the six months ended June 30, 2011 compared to 4.6% for the six months ended June 30, 2010. Weighted transports increased 50,100 from the same period last year. The change was due to an increase in weighted transport volume in existing markets of 1.5%, or 21,700 weighted transports, an increase of 21,500 weighted transports from acquisitions, and an increase of 9,500 weighted transports from our entry into new markets, which increases were partially offset by a decrease of 2,600 weighted transports from the exit of certain markets.

        Compensation and benefits.    Compensation and benefit costs for the six months ended June 30, 2011 were $449.6 million, or 61.8% of net revenue, compared to $419.7 million, or 61.6% of net revenue, for the same period last year. Stock-based compensation expense was $8.5 million during the six months ended June 30, 2011 compared to $1.4 million during the same quarter last year. The increase was due primarily to accelerated stock-based compensation expense associated with the Merger. Ambulance crew wages per ambulance unit hour increased by approximately 2.7%, or $6.4 million, attributable primarily to annual wage rate increases. Ambulance unit hours increased period over period by 2.9%, or $6.7 million, due primarily to our recent acquisitions and our entry into new markets. Non-crew compensation, excluding stock-based compensation expense, increased period over period by $1.8 million due primarily to increased costs of $1.5 million in our managed transportation business. Total benefits related costs increased $8.1 million due primarily to increases in payroll taxes, of which $0.3 million were related to the Merger, and higher costs for our health insurance plans.

        Operating expenses.    Operating expenses for the six months ended June 30, 2011 were $171.5 million, or 23.6% of net revenue, compared to $154.1 million, or 22.6% of net revenue, for the six months ended June 30, 2010. The change is due primarily to increased costs associated with our managed transportation business of $12.9 million and an increase in fuel costs of $4.1 million.

        Insurance expense.    Insurance expense for the six months ended June 30, 2011 was $27.3 million, or 3.8% of net revenue, compared to $24.0 million, or 3.5% of net revenue, for the same period in 2010. We recorded an increase of prior year insurance provisions of $4.8 million during the six months ended June 30, 2011 compared to an increase of $0.1 million during the six months ended June 30, 2010.

        Selling, general and administrative.    Selling, general and administrative expense for the six months ended June 30, 2011 was $20.3 million, or 2.8% of net revenue, compared to $20.0 million, or 2.9% of net revenue, for the six months ended June 30, 2010.

        Depreciation and amortization.    Depreciation and amortization expense for the six months ended June 30, 2011 was $25.4 million, or 3.5% of net revenue, compared to $22.3 million, or 3.3% of net revenue, for the same period in 2010. The $3.1 million increase is due primarily to additional amortization expense associated with intangible assets recorded as a result of the Merger transaction during the second quarter of 2011 as well as amortization expense associated with contract intangible assets recorded on acquisitions completed since December 31, 2009.

Year ended December 31, 2010 compared to year ended December 31, 2009

  Consolidated

        Our results for the year ended December 31, 2010 reflect an increase in net revenue of $289.6 million and an increase in net income of $16.5 million compared to the year ended December 31, 2009. The increase in net income was attributable primarily to growth in income from operations and a decrease in interest expense, partially offset by the loss on early debt extinguishment. Basic and diluted earnings per share were $3.00 and $2.95, respectively, for the year ended December 31, 2010. Basic and diluted earnings per share were $2.71 and $2.64, respectively, for the same period in 2009. The basic and diluted earnings per share for the year ended December 31, 2010 include the impact from the loss on early debt extinguishment and a reserve recorded in connection with a tentative legal settlement relating to certain AMR affiliates in New York (the "DOJ Accrual"). These items were recorded in the second quarter of 2010 and account for basic and diluted earnings per share of $0.31 and $0.30, respectively, for the year ended December 31, 2010.

  Net revenue

        For the year ended December 31, 2010, we generated net revenue of $2,859.3 million compared to net revenue of $2,569.7 million for the year ended December 31, 2009, representing an increase of

11.3%. The increase is attributable to increases in revenues on existing contracts and increased volume from net new contracts and acquisitions.

  Adjusted EBITDA

        Adjusted EBITDA was $322.1 million, or 11.3% of net revenue, for the year ended December 31, 2010 compared to $287.0 million, or 11.1% of net revenue, for the same period in 2009. The year ended December 31, 2010 includes the impact from the DOJ Accrual described previously.

  Interest expense

        Interest expense for the year ended December 31, 2010 was $22.9 million compared to $41.0 million for the same period in 2009. The decrease was due to entering into our previous credit facility in April 2010 and the redemption of our prior senior subordinated notes which resulted in a decrease to our effective interest rate compared to our previous debt structure. In conjunction with entering our previous credit facility, we reduced our total outstanding debt by $25.0 million.

  Income tax expense

        Income tax expense increased by $13.4 million for the year ended December 31, 2010, compared to the same period in 2009. Our effective tax rate for the year ended December 31, 2010 was 37.6% compared with 36.4% for the same period in 2009. The effective tax rate in 2009 was impacted by the reversal of reserves associated with previous tax positions recognized in prior periods, partially offset by additional valuation allowances recognized during 2009. The effective tax rate in 2010 was favorably impacted by the reduction of certain valuation allowances recognized in prior periods.

  EmCare

  Net revenue

        Net revenue for the year ended December 31, 2010 was $1,478.5 million, an increase of $252.6 million, or 20.6%, from $1,225.8 million for the year ended December 31, 2009. The increase was due primarily to an increase in patient encounters from net new hospital contracts and net revenue increases in existing contracts. Following December 31, 2008, we added 95 net new contracts which accounted for a net revenue increase of $191.3 million in 2010. Of the 95 net new contracts added since December 31, 2008, 53 were added in 2009 resulting in an incremental increase in 2010 net revenue of $143.6 million. During the year ended December 31, 2010, EmCare added 107 new contracts and terminated 65 contracts resulting in an increase in net revenue of $47.7 million. Net revenue under our "same store" contracts (contracts in existence for the entirety of both years) increased $46.5 million, or 5.0%, for the year ended December 31, 2010. The change is due to a 4.5% increase in revenue per weighted patient encounter and an increase in same store weighted patient encounters of 0.5% over the prior period. 2009 weighted encounters were positively impacted by additional volume from patients treated in response to the H1N1 virus.

  Compensation and benefits

        Compensation and benefits costs for the year ended December 31, 2010 were $1,164.4 million, or 78.8% of net revenue, compared to $956.3 million, or 78.0% of net revenue, for the same period in 2009. Provider compensation costs increased $160.1 million from net new contract additions. "Same store" provider compensation and benefits costs were $30.0 million over the prior period due to a 4.3% increase in provider compensation per weighted patient encounter and a 0.5% increase in weighted patient encounters. Non-provider compensation and total benefits costs increased by $17.0 million due primarily to our recent acquisitions.

  Operating expenses

        Operating expenses for the year ended December 31, 2010 were $45.7 million, or 3.1% of net revenue, compared to $39.9 million, or 3.3% of net revenue, for the same period in 2009. Operating expenses increased $5.9 million due primarily to higher collection agency and billing fees incurred in connection with our net new contracts added since December 31, 2008 and the expansion of our anesthesiology and radiology businesses.

  Insurance expense

        Professional liability insurance expense for the year ended December 31, 2010 was $52.5 million, or 3.6% of net revenue, compared to $49.6 million, or 4.0% of net revenue, for the same period in 2009. An increase of prior year insurance provisions of $3.6 million was recorded during the year ended December 31, 2010 compared to an increase of $3.4 million during the same period in 2009.

  Selling, general and administrative

        Selling, general and administrative expense for the year ended December 31, 2010 was $28.5 million, or 1.9% of net revenue, compared to $25.3 million, or 2.1% of net revenue, for the same period in 2009. The $3.2 million increase is due primarily to growth in the number of net new contracts since December 31, 2008, including costs relating to our acquisitions.

  Depreciation and amortization

        Depreciation and amortization expense for the year ended December 31, 2010 was $20.4 million, or 1.4% of net revenue, compared to $15.2 million, or 1.2% of net revenue, for the same period in 2009. The $5.2 million increase is due primarily to additional amortization expense associated with contract intangible assets recorded on acquisitions completed subsequent to December 31, 2008.

  AMR

  Net revenue

        Net revenue for the year ended December 31, 2010 was $1,380.9 million, an increase of $37.0 million, or 2.8%, from $1,343.9 million for the same period in 2009. The increase in net revenue was due primarily to an increase in net revenue per weighted transport of 2.8%, or $37.3 million. The increase in net revenue per weighted transport of 2.8% was due to a 2.1% increase in rates with the remaining increase coming from growth in our managed transportation business combined with other non-transport related revenue increases. Weighted transports decreased 700 from the same period last year. This change was due to a decrease in weighted transport volume in existing markets of 0.6%, or 17,800 weighted transports, due to the exit of certain contracts in existing markets, and a decrease of 14,600 weighted transports from the exit of certain markets, which decreases were offset by an increase of 31,700 weighted transports from our entry into new markets.

  Compensation and benefits

        Compensation and benefit costs for the year ended December 31, 2010 were $859.1 million, or 62.2% of net revenue, compared to $840.5 million, or 62.5% of net revenue, for the year ended December 31, 2009. Ambulance crew wages per ambulance unit hour increased by approximately 4.3%, or $19.7 million attributable primarily to annual wage rate increases. Ambulance unit hours decreased period over period by 1.4%, or $6.8 million, due primarily to the reduction in volume in existing markets and increased efficiency in our ambulance unit hour deployment.

  Operating expenses

        Operating expenses for the year ended December 31, 2010 were $313.5 million, or 22.7% of net revenue, compared to $294.5 million, or 21.9% of net revenue, for the year ended December 31, 2009. The change is due primarily to increased fuel costs of $5.1 million, increased costs associated with growth in our managed transportation business of $9.2 million, and a $3.1 million reserve recorded in connection with the DOJ Accrual.

  Insurance expense

        Insurance expense for the year ended December 31, 2010 was $44.8 million, or 3.2% of net revenue, compared to $48.0 million, or 3.6% of net revenue, for the year ended December 31, 2009. We recorded a decrease of prior year insurance provisions of $3.2 million during the year ended December 31, 2010 compared to an increase of $1.1 million for the same period in 2009.

  Selling, general and administrative

        Selling, general and administrative expense for the year ended December 31, 2010 was $39.4 million, or 2.9% of net revenue, compared to $38.2 million, or 2.8% of net revenue, for the year ended December 31, 2009.

  Depreciation and amortization

        Depreciation and amortization expense for the year ended December 31, 2010 was $44.9 million, or 3.3% of net revenue, compared to $49.2 million, or 3.7% of net revenue, for the same period in 2009. The decrease is due primarily to a $3.0 million reduction in depreciation expense related to AMR's ability to utilize fewer ambulances to service its existing contracts and the timing of replacing fully depreciated assets. Amortization expense also decreased by $1.3 million as certain contract-related intangible assets became fully amortized in 2009.

Year ended December 31, 2009 compared to year ended December 31, 2008

  Consolidated

        Our results for the year ended December 31, 2009 reflect an increase in net revenue of $159.8 million and an increase in net income of $30.4 million compared to the year ended December 31, 2008. We recorded approximately $107 million of revenue related to our FEMA deployment during the year ended December 31, 2008. Excluding the impact of FEMA deployment revenue and related income from operations, we experienced growth in income from operations, partially offset by increased income tax expense. Basic and diluted earnings per share were $2.71 and $2.64, respectively, for the year ended December 31, 2009. Basic and diluted earnings per share were $2.04 and $1.97, respectively, for the same period in 2008.

  Net revenue

        For the year ended December 31, 2009, we generated net revenue of $2,569.7 million compared to net revenue of $2,409.9 million for the year ended December 31, 2008, representing an increase of 6.6%, or 11.6% excluding the impact of the 2008 FEMA deployment. The increase is attributable to increases in rates and volumes on existing contracts combined with increased volume from net new contracts and acquisitions, partially offset by a decrease in FEMA revenues recorded in the year ended December 31, 2009 compared to the same period in 2008.

  Adjusted EBITDA

        Adjusted EBITDA was $287.0 million, or 11.1% of net revenue, for the year ended December 31, 2009 compared to $247.1 million, or 10.3% of net revenue, for the same period in 2008. The 2008 period includes the positive impact to Adjusted EBITDA related to our hurricane deployment under the FEMA contract.

  Interest expense

        Interest expense for the year ended December 31, 2009 was $41.0 million compared to $42.1 million for the same period in 2008. The decrease is due to an unscheduled principal payment of $20 million made in December 2008.

  Income tax expense

        Income tax expense increased by $13.2 million for the year ended December 31, 2009, compared to the same period in 2008, which resulted primarily from increased operating income and was partially offset by the reversal of reserves associated with previous tax positions. Our effective tax rate for the year ended December 31, 2009 was 36.4% compared with 38.2% for the same period in 2008. The decrease to the effective tax rate is due to the reversal of reserves associated with previous tax positions, partially offset by additional valuation allowances recognized during 2009.

  EmCare

  Net revenue

        Net revenue for the year ended December 31, 2009 was $1,225.8 million, an increase of $217.8 million, or 21.6%, from $1,008.1 million for the year ended December 31, 2008. The increase was due primarily to an increase in patient encounters from net new hospital contracts and net revenue increases in existing contracts. Following December 31, 2007, we added 132 net new contracts which accounted for a net revenue increase of $146.7 million in 2009. Of the 132 net new contracts added since December 31, 2007, 79 were added in 2008 resulting in an incremental increase in 2009 net revenue of $72.3 million. Of the 79 net new contracts added in 2008, 45 were from our acquisition of Clinical Partners in August 2008 with related management fee revenue totaling $8.3 million during the year ended December 31, 2009. For the year ended December 31, 2009, EmCare added 106 new contracts and terminated 53 contracts resulting in an increase in net revenue of $74.5 million. Of the 106 new contracts added in 2009, 23 were from our acquisition of Pinnacle Consultants Mid-Atlantic and the management services company of Pinnacle Anesthesia Consultants, P.A., collectively referred to as Pinnacle, which was effective December 19, 2009 with related net revenue of $2.6 million recorded in 2009. Net revenue under our "same store" contracts (contracts in existence for the entirety of both years) increased $62.7 million, or 8.1%, for the year ended December 31, 2009. The change is due to a 1.9% increase in revenue per weighted patient encounter and an increase in same store weighted patient encounters of 6.2% over the prior period. 2009 weighted encounters were positively impacted by additional volume from patients treated in response to the H1N1 virus.

  Compensation and benefits

        Compensation and benefits costs for the year ended December 31, 2009 were $956.3 million, or 78.0% of net revenue, compared to $795.8 million, or 78.9% of net revenue, for the same period in 2008. Provider compensation costs increased $104.1 million from net new contract additions. "Same store" provider compensation and benefits costs were $34.8 million over the prior period due primarily to a 6.2% increase in same store weighted patient encounters. Non-provider compensation and total benefits costs increased by $21.6 million due primarily to our recent acquisitions, organic growth, and additional incentive related accruals.

  Operating expenses

        Operating expenses for the year ended December 31, 2009 were $39.9 million, or 3.3% of net revenue, compared to $36.4 million, or 3.6% of net revenue, for the same period in 2008. Operating expenses increased $3.5 million due primarily to higher collection agency and billing fees incurred in connection with the expansion of our anesthesiology and radiology businesses.

  Insurance expense

        Professional liability insurance expense for the year ended December 31, 2009 was $49.6 million, or 4.0% of net revenue, compared to $42.3 million, or 4.2% of net revenue, for the same period in 2008. An increase of prior year insurance provisions of $3.4 million was recorded during the year ended December 31, 2009 compared to an increase of $0.3 million during the same period in 2008.

  Selling, general and administrative

        Selling, general and administrative expense for the year ended December 31, 2009 was $25.3 million, or 2.1% of net revenue, compared to $23.7 million, or 2.4% of net revenue, for the same period in 2008. The increase is due primarily to growth from net new contracts and acquisitions.

  Depreciation and amortization

        Depreciation and amortization expense for the year ended December 31, 2009 was $15.2 million, or 1.2% of net revenue, compared to $13.9 million, or 1.4% of net revenue, for the same period in 2008. The increase is due primarily to amortization of intangible assets associated with our recent acquisitions.

  AMR

  Net revenue

        Net revenue for the year ended December 31, 2009 was $1,343.9 million, a decrease of $57.9 million, or 4.1%, from $1,401.8 million for the same period in 2008. The change in net revenue was due primarily to $107.3 million of FEMA hurricane deployment revenue recorded in 2008. Excluding the impact of the 2008 FEMA deployment, net revenue per weighted transport increased 6.5%, or $82.0 million, and was offset by a decrease of 2.5%, or $32.7 million, in weighted transport volume. Of the increase in net revenue per weighted transport, 4.9% is attributable primarily to various rate increases, including a Medicare fee increase effective January 1, 2009, and the remainder is due primarily to growth in our managed transportation business. Weighted transports decreased 75,300 from the same period last year. The change was due to a decrease in weighted transports of 55,400 from the exit of markets, a decrease in weighted transport volume in existing markets of 36,700, or 1.3%, offset by 16,800 weighted transports from entry into new markets.

  Compensation and benefits

        Compensation and benefit costs for the year ended December 31, 2009 were $840.5 million, or 62.5% of net revenue, compared to $841.6 million, or 60.0% of net revenue, for the year ended December 31, 2008. The decrease of $1.2 million was due primarily to compensation costs incurred during 2008 as a result of the FEMA deployment. Excluding the impact of the 2008 FEMA deployment, ambulance crew wages per ambulance unit hour increased by approximately 4.1%, or $18.6 million, attributable primarily to wage rate increases. Ambulance unit hours decreased period over period by 2.7%, or $12.4 million, due primarily to the reduction in volume in existing markets and increased efficiency in our deployments. Benefit costs increased by $8.6 million excluding the impact of the 2008 FEMA deployment for the year ended December 31, 2009 compared to the same period in

2008. The change is primarily attributable to increased health insurance costs. Excluding the impact of the 2008 FEMA deployment, compensation and benefits decreased as a percentage of net revenue due to the growth in our managed transportation business; our managed transportation costs are reflected primarily in operating expenses.

  Operating expenses

        Operating expenses for the year ended December 31, 2009 were $294.5 million, or 21.9% of net revenue, compared to $347.0 million, or 24.8% of net revenue, for the year ended December 31, 2008. The change is due primarily to a decrease of $46.9 million related to our FEMA deployment in 2008 and decreased fuel costs of $15.2 million in the year ended December 31, 2009, including approximately $12.8 million related to lower fuel rates. These decreases were partially offset by an increase of $14.7 million in operating expenses associated with growth in our managed transportation business.

  Insurance expense

        Insurance expense for the year ended December 31, 2009 was $48.0 million, or 3.6% of net revenue, compared to $39.9 million, or 2.8% of net revenue, for the year ended December 31, 2008. We recorded an increase of prior year insurance provisions of $1.1 million during the year ended December 31, 2009 compared to a reduction of $4.4 million for the same period in 2008.

  Selling, general and administrative

        Selling, general and administrative expense for the year ended December 31, 2009 was $38.2 million, or 2.8% of net revenue, compared to $45.9 million, or 3.3% of net revenue, for the year ended December 31, 2008. The change is due primarily to travel and other administrative costs recorded during 2008 associated with the FEMA deployment.

  Depreciation and amortization

        Depreciation and amortization expense for the year ended December 31, 2009 was $49.2 million, or 3.7% of net revenue, compared to $55.1 million, or 3.9% of net revenue, for the same period in 2008. The decrease is due primarily to AMR's ability to utilize fewer ambulances to service its existing contracts and the timing of replacing fully depreciated assets.

Liquidity and Capital Resources

        Our primary source of liquidity is cash flows provided by our operating activities. We are now able to use the ABL Facility to supplement cash flows provided by our operating activities if we decide to do so for strategic or operating reasons. Our liquidity needs are primarily to service long-term debt and to fund working capital requirements, capital expenditures related to the acquisition of vehicles and medical equipment, technology-related assets and insurance-related deposits.

  Post-Transactions Liquidity

        In connection with the Transactions, we entered into the ABL Facility, which provides for up to $350 million of senior secured first priority borrowings, subject to a borrowing base of $356 million as of June 30, 2011. The ABL Facility is available to fund working capital and for general corporate purposes. As of June 30, 2011, we had available borrowing capacity under the ABL Facility of approximately $303 million. We did not borrow under the ABL Facility to fund the Transactions. As of June 30, 2011, we had approximately $47 million of letters of credit issued under the ABL Facility. For a description of the ABL Facility, see "Description of Other Indebtedness—ABL Facility."

        We believe that our cash and cash equivalents, cash flow provided by our operating activities and amounts available under the ABL Facility will be adequate to meet the liquidity needs of our business through at least the next twelve months. While the ABL Facility generally does not contain financial maintenance covenants, a springing fixed charge coverage ratio of not less than 1.0 to 1.0 will be tested if our excess availability (as defined in the ABL Credit Agreement) falls below specified thresholds at any time. If we require additional financing to meet cyclical increases in working capital needs, to fund acquisitions or unanticipated capital expenditures, we may need to access the financial markets. See "Risk Factors—Risk Factors Relating to the Offering, the Notes and the Transactions—Our substantial indebtedness may adversely affect our financial health and prevent us from making payments on the Notes."

        The Indenture, the ABL Credit Agreement and the Term Loan Credit Agreement contain significant covenants, including prohibitions on our ability to incur certain additional indebtedness and to make certain investments and to pay dividends. See "Description of Other Indebtedness" and "Risk Factors—Risk Factors Relating to the Offering, the Notes and the Transactions—The Indenture, the ABL Credit Agreement and the Term Loan Credit Agreement restrict our ability and the ability of most of our subsidiaries to engage in some business and financial transactions."

        We may from time to time repurchase or otherwise retire or extend our debt and/or take other steps to reduce our debt or otherwise improve our financial position. These actions may include open market debt repurchases, negotiated repurchases, other retirements of outstanding debt and/or opportunistic refinancing of debt. The amount of debt that may be repurchased or otherwise retired or refinanced, if any, will depend on market conditions, trading levels of our debt, our cash position, compliance with debt covenants and other considerations. Our affiliates may also purchase our debt from time to time, through open market purchases or other transactions. In such cases, our debt may not be retired, in which case we would continue to pay interest in accordance with the terms of the debt, and we would continue to reflect the debt as outstanding in our condensed consolidated statements of financial position.

  Cash Flow

        The table below summarizes cash flow information derived from our statements of cash flows for the periods indicated (amounts in thousands):

	Predecessor					Successor	Combined
					Period from January 1, through May 24, 2011	Period from May 25 through June 30, 2011
				Six Months ended June 30, 2010			Six Months ended June 30, 2011
	Year ended December 31,
	2008	2009	2010
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash provided by (used in)
Operating activities	$211,457	$272,553	$185,544	$84,742	$67,975	$37,721	$105,696
Investing activities	(74,945)	(116,629)	(158,865)	(60,358)	(89,459)	(2,847,446)	(2,936,905)
Financing activities	(19,253)	30,791	(72,206)	(44,239)	20,671	2,709,988	2,730,659

  Operating Activities

        Net cash provided by operating activities was $105.7 million for the combined six months ended June 30, 2011 compared to $84.7 million for the same period in 2010. The increase in operating cash flows was affected primarily by increases in cash flows from operating assets and liabilities, offset by a decrease in net income. Accounts payable and accrued liabilities increased cash flows from operations $27.0 million during the six months ended June 30, 2011 compared to $13.1 million during the six months ended June 30, 2010. The change is due primarily to the timing of income tax related payments, and lower incentive compensation payments during the six months ended June 30, 2011 compared to the same period in 2010. Accounts receivable increased $3.0 million and days sales outstanding, or DSO, decreased 2 days during the six months ended June 30, 2011.

        Net cash provided by operating activities was $185.5 million for the year ended December 31, 2010 compared to $272.6 million for the same period last year. Cash tax payments increased $78.0 million due to increased utilization of our net operating loss carryforwards in 2009 compared to 2010. Trade and other accounts receivable decreased cash flows from operations $22.2 million during the year ended December 31, 2010 primarily due to revenue growth, offset by a decrease in DSO. Operating cash flow in 2009 was positively impacted by a reduction in accounts receivable of $18.7 million from a reduction in DSO. Operating cash flow associated with the change in prepaids and other current assets decreased by $18.5 million for the year ended December 31, 2010 compared to the same period in 2009. The positive impact in 2009 is primarily attributable to the timing of payments for income taxes and insurance premiums. Accounts payable and accrued liabilities decreased operating cash flow by $3.1 million during 2010 compared to an increase of $18.0 million in 2009. The change is attributable primarily to the timing of payroll related payments.

        We regularly analyze DSO, which is calculated by taking our net revenue for the quarter divided by the number of days in the quarter. The result is divided into net accounts receivable at the end of the period. DSO provides us with a gauge to measure receivables, revenue and collection activities. The reductions since December 31, 2007 shown below are due to additional collections on accounts receivable from continued billing and collection process enhancements at both EmCare and AMR. The following table outlines our DSO by segment and in total excluding the impact of acquisitions completed within the specific quarter:

	Q4 2007	Q4 2008	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
EmCare	79	68	60	56	55	54	54	54	52
AMR	89	79	68	66	68	70	69	66	68
EMSC	85	74	64	61	62	61	61	60	59

        Net cash provided by operating activities was $272.6 million for the year ended December 31, 2009 compared to $211.5 million for the same period in 2008. Operating cash flows were affected primarily by changes in net income combined with changes in operating assets and liabilities. Operating cash flow associated with the change in prepaids and other current assets increased by $27.8 million for the year ended December 31, 2009 compared to the same period in 2008. The change is primarily attributable to the timing of payments for income taxes and insurance premiums. Accounts payable and accrued liabilities increased operating cash flow by $18.0 million during 2009 compared to a decrease of $1.4 million in 2008. The change is attributable primarily to the timing of payroll related payments. Operating cash flow associated with the change in insurance accruals increased by $10.8 million during 2009 compared to 2008. The increase relates primarily to the timing of claim payments. These changes were partially offset by a decrease in operating cash flow related to the change in accounts receivable. Decreases in accounts receivable increased operating cash flows by $18.7 million for the year ended December 31, 2009 compared to $27.6 million for the same period in 2008. The reduction to accounts receivable during 2008 is also due to collection of the increased receivables outstanding as of December 31, 2007.

  Investing Activities

        Net cash used in investing activities was $2,936.9 million for the combined six months ended June 30, 2011 compared to $60.4 million for the same period in 2010. The increase is primarily due to the purchase of EMSC by CD&R for $2.8 billion combined with increases in acquisition activity.

Acquisitions of businesses totaled $99.5 million during the six months ended June 30, 2011 compared to $51.0 million during the same period in 2010.

        Net cash used in investing activities was $158.9 million for the year ended December 31, 2010 compared to $116.6 million for the same period in 2009. The change relates primarily to increases in acquisition activity. Acquisitions of businesses totaled $119.9 million during the year ended December 31, 2010 compared to $75.6 million during the same period in 2009. This change in cash used in investing activities was offset by an increase in cash provided by other investing activities of $11.3 million during the year ended December 31, 2010 compared to the same period in 2009 due primarily to the return of performance bond collateral.

        Net cash used in investing activities was $116.6 million for the year ended December 31, 2009 compared to $74.9 million for the same period in 2008. The change relates primarily to increases in acquisition activity and net capital expenditures. Acquisitions of businesses totaled $75.6 million during the year ended December 31, 2009 compared to $55.8 million during the same period in 2008. Net capital expenditures for the year ended December 31, 2009 were $12.9 million higher than the same period in 2008.

  Financing Activities

        Net cash provided by financing activities was $2,730.7 million for the combined six months ended June 30, 2011 compared to net cash used in financing activities of $44.2 million for the same period in 2010. We entered into the Senior Secured Credit Facilities in connection with CD&R's acquisition of EMSC which resulted in new borrowings of $2,390.0 million during the six months ended June 30, 2011 compared to the same period in 2010. During the six months ended June 30, 2011, we also received $887.1 million in proceeds from CD&R's equity investment in EMSC. These sources of cash from financing activities were partially offset by $114.0 million in debt issuance costs and $26.2 million in equity issuance costs, and repayment of our previous credit facility of $415.0 million related to the Merger. At June 30, 2011, there were no amounts outstanding under our ABL Facility.

        Net cash used in financing activities was $72.2 million for the year ended December 31, 2010 compared to net cash provided by financing activities of $30.8 million for the same period in 2009. In connection with our previous credit facilities entered into in April 2010, we incurred $12.1 million in debt issuance costs related to our previous credit facility and used $25.0 million to reduce our total outstanding debt. We also incurred $14.5 million in cash payments related to the redemption of our prior senior subordinated notes during the year ended December 31, 2010. Additionally, the change in bank overdrafts increased the cash used in financing activities by $32.6 million in 2010 as we transferred funds between bank accounts to take advantage of attractive depository terms. These items are partially offset by the cash flow benefit related to tax deductions for stock-based compensation during the year ended December 31, 2010. At December 31, 2010 and 2009, there were no amounts outstanding under our previous revolving credit facility.

        Net cash provided by financing activities was $30.8 million for the year ended December 31, 2009 compared to net cash used in financing activities of $19.3 million for the same period in 2008. The variance relates primarily to unscheduled payments of approximately $20.0 million on our senior secured credit facility in 2008 combined with increased cash flows from the exercise of stock options and the cash inflow from excess tax benefits associated with stock-based compensation during the year ended December 31, 2009. At December 31, 2009 and 2008, there were no amounts outstanding under our previous revolving credit facility.

  Pre-Transactions Liquidity

        In April 2010, we entered into our prior senior secured credit facilities, consisting of a $425 million term loan and a $150 million revolving credit facility. All outstanding borrowings under the prior senior secured credit facilities were repaid in connection with the Transactions.

  Off-Balance Sheet Arrangements

        We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Accordingly, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

  Tabular Disclosure of Pro Forma Contractual Obligations and other Commitments

        The following table reflects a summary of obligations and commitments outstanding as of December 31, 2010, on a pro forma basis after giving effect to the Transactions as if they had occurred on December 31, 2010, including our borrowings under the Term Loan Facility and the Notes.

	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years	Total
	(in thousands)
Contractual obligations (Payments Due by Period):
Notes	$—	$—	$—	$950,000	$950,000
Term Loan Facility(1)	14,400	28,800	28,800	1,368,000	1,440,000
ABL Facility(2)	—	—	—	—	—
Interest on debt(3)	154,254	306,240	303,216	377,380	1,141,090
Capital lease obligations	158	232	167	199	756
Operating lease obligations	34,472	52,759	29,567	38,565	155,363
Other contractual obligations(4)	48,723	34,129	20,983	55,628	159,463

Subtotal	252,007	422,160	382,733	2,789,772	3,846,672
Other commitments (Amount of Commitment Expiration Per Period):
Guarantees of surety bonds	—	—	—	39,112	39,112
Letters of credit(5)	—	—	—	27,842	27,842

Subtotal	—	—	—	66,954	66,954

Total obligations and commitments	$252,007	$422,160	$382,733	$2,856,726	$3,913,626

(1)
The Term Loan Facility provides for a seven-year senior secured term loan facility of up to $1,440 million, which was drawn at the closing of the Transactions. Borrowings under the Term Loan Facility bear interest at the rates specified in "Description of Other Indebtedness—Term Loan Facility."

(2)
The ABL Facility provides for a five-year senior secured asset-based loan facility of up to $350 million, subject to a borrowing base of $356 million as of June 30, 2011. We have not made any draws under the ABL Facility. Borrowings under the ABL Facility will bear interest at the rates specified in "Description of Other Indebtedness—ABL Facility."

(3)
Represents estimated interest payments on the Notes and under the Term Loan Facility, and costs relating to letters of credit and commitment fees under the ABL Facility. See "Unaudited Pro Forma Consolidated Financial Statements."

(4)
Includes CD&R management fee, dispatch and responder fees, contingent consideration related to acquisitions and other purchase obligations of goods and services.

(5)
Includes letters of credit relating to our insurance program issued by EMCA, which are deemed to have expiration dates in excess of 5 years. Does not include letters of credit that will be outstanding and undrawn under the ABL Facility.

Quantitative and Qualitative Disclosures About Market Risk

        Our primary exposure to market risk consists of changes in interest rates on certain of our borrowings and changes in fuel prices. While we have from time to time entered into transactions to mitigate our exposure to both changes in interest rates and fuel prices, we do not use these instruments for speculative or trading purposes.

        We manage our exposure to changes in fuel prices and, as appropriate, use highly effective derivative instruments to manage well-defined risk exposures. At June 30, 2011, we were party to a series of fuel hedge transactions with a major financial institution under one master agreement. Each of the transactions effectively fixes the cost of diesel fuel at prices ranging from $3.12 to $3.29 per gallon. We purchase the diesel fuel at the market rate and periodically settle with our counterparty for the difference between the national average price for the period published by the Department of Energy and the agreed upon fixed price. These fuel hedge transactions fix the price for a total of 3.0 million gallons and are spread over periods from July 2011 through June 2012.

        As of June 30, 2011, we had $2,388 million of total indebtedness, including capital leases. Based on the assumed interest rates on the $1,436 million in borrowings made under the Term Loan Facility, an increase or decrease in interest rates of 0.25% above a LIBOR floor of 1.50% applicable to the Term Loan Facility would impact our interest costs by $3.6 million annually.

BUSINESS

Company Overview

        We are a leading provider of outsourced facility-based physician services and medical transportation services in the United States. We operate our business and market our services under the EmCare and AMR brands, which represent EmCare Holdings Inc. and American Medical Response, Inc. EmCare, with more than 35 years of operating history, is a leading provider of physician services in the United States, based on number of contracts with hospitals and affiliated physician groups. Through EmCare, we provide outsourced facility-based physician services for emergency departments, as well as anesthesiology, hospitalist/inpatient, radiology and teleradiology programs. AMR, with more than 50 years of operating history, is a leading provider of medical transportation services to communities, payors and hospitals in the United States based on net revenue and number of transports.

        Approximately 86% of our net revenue for the year ended December 31, 2010 was generated under exclusive contracts. We had contract retention rates of 88% at EmCare and 99% at AMR as of December 31, 2010. During 2010, we provided services in approximately 14 million patient encounters in more than 2,000 communities nationwide. For the year ended December 31, 2010, we generated net revenue of approximately $2.9 billion, of which EmCare and AMR represented 52% and 48%, respectively in 2010. Our Adjusted EBITDA for the year ended December 31, 2010 was $322.1 million, an increase of $35.1 million, or 12.2%, as compared with 2009.

        We offer a broad range of essential emergency and non-emergency medical services through our two business segments:

	EmCare	AMR
Core Services:	Facility-based physician services	Pre- and post-hospital medical transportation
	• Emergency department staffing and related management services	• Emergency ("911") and non-emergency ambulance transports
	• Anesthesiology, hospitalist/inpatient services, radiology and teleradiology	• Managed transportation services
• Fixed-wing air ambulance services
• Disaster response
Customers:	Hospitals	Communities
	Other healthcare facilities	Government agencies
	Independent physician groups	Healthcare facilities
	Attending medical staff	Insurers
National Market Position:	8% share of emergency department	7% share of total ambulance market
services market
	12% share of outsourced emergency department services market	16% share of outsourced ambulance market
	3% share of anesthesia services market	5% share of managed transportation market
	1% share of hospitalist services market	1% share of medical air transport market
1% share of radiology services market
Number of Contracts:	569 facility contracts	168 "911" contracts
3,375 non-emergency transport arrangements
Volume for the year ended December 31, 2010:	Approximately 11.0 million patient	Approximately 3.2 million patient
	encounters	transports

General Development of our Business

  Company History

        EmCare was founded in Dallas, Texas in 1972 and initially grew by providing emergency department staffing and related management services to larger hospitals in the Texas marketplace. EmCare then expanded its presence nationally, primarily through a series of acquisitions in the 1990's.

        AMR was founded in 1992 through the consolidation of several well-established regional ambulance companies, and since then has grown organically and through more than 200 acquisitions. In February 1997, AMR merged with another leading ambulance company and became the largest ambulance service provider in the United States.

        EmCare and AMR were acquired by Laidlaw International, Inc., previously Laidlaw Inc. ("Laidlaw"), in 1997 and became wholly owned subsidiaries.

        Effective January 31, 2005, an investor group led by Onex Partners LP and Onex Corporation ("Onex"), and including members of management, purchased our operating subsidiaries—EmCare and AMR—from Laidlaw through a holding company, Emergency Medical Services L.P., a limited partnership formed at the time of this acquisition. We operated through the holding company, Emergency Medical Services L.P. (now known as Emergency Medical Services LP Corporation), until the formation of EMSC, a Delaware corporation. A reorganization was effected concurrently with our initial public offering of common stock on December 21, 2005, which resulted in AMR, EmCare and Emergency Medical Services LP Corporation becoming subsidiaries of EMSC, and EMSC controlling 100% of the voting power of the company formerly known as Emergency Medical Services LP.

        On February 13, 2011, EMSC entered into the Merger Agreement with Parent and Merger Sub. On May 25, 2011, pursuant to the Merger Agreement, Merger Sub merged with and into EMSC, with EMSC as the surviving corporation and a wholly owned subsidiary of Parent. All of the outstanding common stock of Parent is owned by Holding, which is owned by the CD&R Affiliates and EMSC management. See "Summary—The Transactions" and "Security Ownership of Certain Beneficial Owners and Management."

Description of our Business

  Industry Overview

        We operate in the facility-based physician services and medical transportation markets, two large and growing segments of the healthcare market. Emergency medical services are a core component of the range of care a patient could potentially receive in the pre-hospital and hospital-based settings. By law, most communities are required to provide emergency ambulance services and most hospitals are required to provide emergency department services. We believe that the following key factors will continue to drive growth in all our medical services markets:

  •
  Increase in outsourcing.  Communities, government agencies and healthcare facilities are under significant pressure both to improve the quality and to reduce the cost of care. The outsourcing of certain medical services has become a preferred means to alleviate these pressures.

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  Favorable demographics.  The growth and aging of the population will be a significant demand driver for healthcare services, and we believe it will result in an increase in ambulance transports, emergency department visits and demand for our other services.

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  Shortage of primary care physicians.  We believe that a portion of the historical and expected growth of emergency department visits is driven by the shortage of primary care physicians in the United States, which causes many patients to utilize the ED as their primary source for healthcare.

  Emergency Department

        We provide outsourced facility-based physician services to hospitals and other healthcare facilities. Outsourced physician services providers such as EmCare are primarily focused on improving operational efficiency, reducing wait times and increasing the productivity in a hospital ED, which drives approximately 50% of a hospital's patient admissions, on average. In addition to improving ED operating performance metrics, we believe leading outsourced providers can improve patient satisfaction and enhance the quality of care at their customers' healthcare facilities through broader physician access, physician retention and training programs, better management tools and risk mitigation expertise.

        We believe the physician reimbursement component of the emergency department services market represents annual expenditures of nearly $15 billion. There are nearly 4,900 hospitals in the United States that operate emergency departments, of which approximately 66% outsource their physician staffing and management for this department. The market for outsourced emergency department staffing and related management services is highly fragmented, with more than 900 national, regional and local providers. We believe we are one of only six national providers and the largest provider based on number of ED contracts.

        Between 1999 and 2009, the total number of patient visits to hospital emergency departments increased from approximately 100 million to approximately 128 million per annum, or a CAGR of 2.5%. This trend, combined with a decline in the number of hospital emergency departments, has resulted in a substantial increase in the average number of patient visits per hospital emergency department during this period. We believe increased volumes through emergency departments and cost pressures facing hospitals have resulted in an increased focus by facilities on improving the operating efficiency of their emergency departments, a core competency of EmCare.

  Anesthesiology, Hospitalist and Radiology/Teleradiology Services

        We provide anesthesiology services to hospitals, free-standing surgery centers and physician offices. These services are performed by anesthesiologists and certified registered nurse anesthetists. Anesthesiologists are a key part of the effective management and productivity of surgery departments and free-standing ambulatory surgery centers. These clinicians can have a significant impact on patient throughput and the financial viability of the department of surgery in hospitals and ambulatory surgery centers. The anesthesiology market is estimated to have annual expenditures of approximately $17 billion and is currently serviced primarily by hospitals, which self-operate their programs, and by local outsourced providers.

        We provide inpatient service physicians, hospitalists, for patients who are admitted to hospitals and either have no primary care physician or the attending physician requests our hospitalist to manage the patient. This program benefits hospitals by optimizing the average length of stay for patients. Certain studies also indicate better patient outcomes and lower costs with these hospitalist programs. This healthcare specialty, with estimated annual expenditures of approximately $18 billion, is expected to continue to grow as hospitals face additional cost pressures and added focus on improving patient outcomes. This market is currently serviced primarily by regional and local outsourced providers.

        We also provide radiology, including teleradiology, services to hospitals. The industry for these service lines is comprised of a number of smaller local and regional groups, who are at a disadvantage compared to national providers who have the ability to recruit, train, and leverage existing capital and infrastructure support. Teleradiology, the process whereby digital radiologic images are sent from one point to another, has become a fast growing component of the healthcare arena. This technology allows hospitals to have access to full-time radiology support even when access to full-time radiologists may be limited. The market for radiology and teleradiology services has estimated annual expenditures of approximately $10 billion and is currently serviced primarily by hospitals, which self-operate their programs, and by local outsourced providers.

  Ambulance Services

        Ambulance services encompass both 911 emergency response and non-emergency transport services, including critical care transfers, wheelchair transports and other inter-facility transports. Emergency response services include the dispatch of ambulances equipped with life support equipment and staffed with paramedics and/or EMTs to provide immediate medical care to injured or ill patients. Non-emergency services utilize paramedics and/or EMTs to transport patients between healthcare facilities or between facilities and patient residences.

        911 emergency response services are provided primarily under long-term contracts with communities and government agencies. These contracts typically specify maximum fees a provider may charge and set forth minimum requirements such as response times, staffing levels, types of vehicles and equipment, quality assurance and insurance coverage. The rates a provider is permitted to charge for services under a contract for 911 emergency ambulance services and the amount of the subsidy, if any, the provider receives from a community or government agency depend in large part on the nature of the services it provides, payor mix and performance requirements.

        Non-emergency services generally are provided pursuant to non-exclusive contracts with healthcare facilities, managed care and insurance companies. Usage tends to be controlled by the facility discharge planners, nurses and physicians who are responsible for requesting transport services. Non-emergency services are provided primarily by private ambulance companies. Quality of service, dependability and name recognition are critical factors in winning non-emergency business.

        We believe the ambulance services market, including both emergent and non-emergent transports, represents annual expenditures of approximately $16 billion. The ambulance services market is highly fragmented, with more than 15,000 private, public and not-for-profit service providers accounting for an estimated 40 million ambulance transports in 2010. There are a limited number of regional ambulance providers and we are the larger of only two national ambulance providers based on number of transports and net revenue.

  Managed Transportation and Fixed-Wing Air Transport Services

        We provide managed transportation administration services to insurers, government entities, and health care providers. Through partnerships with external transportation providers, which result in a non-asset intensive business model, our services include managing ambulance, wheelchair car, and other types of transportation to provide a cost effective solution for those we serve. We believe the managed transportation market represents annual expenditures of approximately $1 billion.

        We also provide fixed-wing air ambulance transport services including the specialized medical care required by patients during the transports. We believe the medical air transportation market represents annual expenditures of approximately $4 billion.

Our Competitive Strengths

        We believe the following competitive strengths position our company to capitalize on the favorable trends occurring within the healthcare industry and the emergency medical services markets.

        Leading Player in Two Large, Growing and Highly Fragmented Markets.    We are a leading provider of outsourced facility-based physician services and medical transportation services in the United States. We have significant scale with approximately 14 million patient encounters annually in over 2,000 communities across the United States. The markets in which we compete are highly fragmented with minimal presence from national providers, which we believe results in significant opportunities for continued market share gains as well as strategic "tuck-in" acquisitions. We believe our track record of consistently meeting or exceeding our customers' service expectations across both of our businesses affords us the opportunity to compete effectively in the bidding process for new contracts, as well as to continue to grow complementary service offerings.

        Strong, Stable Underlying Industry Volume Trends.    We operate within an attractive segment of healthcare services that is supported by strong and stable underlying market volume trends. Based on available data, hospital ED visits have grown at a CAGR of 2.5% from 1999 to 2009, and ambulance transports have increased at a CAGR of 3.9% from 2003 to 2009, with no year-over-year declines in market volumes over these periods. These stable, historical market volumes are primarily supported by the critical non-discretionary nature of emergency medical services, as well as aging demographics and a shortage of primary care physicians in the United States.

        Broad Spread of Risk with Significant Customer, Geographic and Contract Diversification.    Because of our diverse revenue base, we are not reliant on any single facility, community or market. As of December 31, 2010, EmCare had 569 individual facility contracts, with the top 10 ED contracts representing only 9% of EmCare net revenue, and no customer (including all facility contracts under a single hospital system) comprised more than 10% of total net revenue. As of December 31, 2010, AMR had 168 exclusive "911" emergency services contracts and 3,375 non-emergency transport arrangements. AMR's top ten "911" contracts accounted for approximately 24% of AMR net revenue in 2010. We believe that our other services, including anesthesia, hospitalist, radiology, managed transportation and fixed-wing air transport services, also exhibit a broad spread of risk through a diversified customer base and geographic footprint.

        Attractive Business Model with Stable Cash Flows and Proven Ability to De-Lever our Balance Sheet.    We believe our operating model and the contractual nature of our businesses drive a meaningful amount of recurring revenue which, combined with our relatively low capital expenditure and working capital requirements, lead to strong and predictable cash flows. During 2010, approximately 86% of our net revenue was generated under exclusive contracts. We believe these exclusive contracts and the critical care nature of our services have historically resulted in long-term, stable customer relationships. EmCare and AMR have maintained relationships with their ten largest customers for 15 and 35 years, respectively. We believe our ability to consistently deliver high levels of customer service and continue to improve our customer's key metrics are illustrated by our high contract retention rates of 88% in EmCare and 99% in AMR as of December 31, 2010. Our strong earnings growth and free cash flow generated by our stable customer base have enabled us to reduce our total leverage ratio meaningfully over the last five years.

        Favorable Pricing Environment with Unique Reimbursement Characteristics.    Pricing and reimbursement for EmCare and AMR services have historically been favorable. We believe this trend will remain stable into the future. At EmCare, commercial payor leverage is reduced due to the emergency nature of the services, and physician reimbursement under Medicare has historically been stable. In addition, in many of our hospital contracts, we have the ability to obtain or increase subsidies to offset any reimbursement or payor mix changes. At AMR, communities and municipalities set emergency allowable rates for commercial payors and, with limited exception, do not pay for services out of the tax base. Further, we expect future Medicare reimbursement of ambulance services to be stable given that the phase-in of the Medicare national ambulance fee schedule was completed in 2010, and reimbursement for ambulance services represents a relatively small proportion of total Medicare spending. In addition, at both EmCare and AMR we have visibility into payor mix prior to entering into new contracts, and our payor mix has been stable over time, which allows us to more effectively manage exposure to each payor category.

        Opportunities for Continued Cost Reduction and Productivity Improvement.    We have a strong track record of profitable growth exhibited by a 16.3% CAGR in our Adjusted EBITDA and our expansion of Adjusted EBITDA margins by approximately 200 basis points from 2006 to 2010. Our consistent earnings growth and margin expansion over the last several years have been driven by our management's continuous focus on cost reductions and productivity improvements as well as benefits realized from information technology investments. We believe there are additional opportunities to continue to drive margin improvements in the future through targeted initiatives and additional technology enhancements.

        Increased Outsourcing of Health Services.    We believe market conditions are conducive to continued outsourcing of health services. In the EmCare segment, hospitals are increasingly outsourcing physician services due to increased cost pressures, the need to enhance operating efficiency, difficulties in physician recruiting and retention, the future possibility of pay-for-performance models and the desire to improve quality of care while reducing patient care cost. In the AMR segment, communities are increasingly outsourcing emergency medical transportation services due to cost pressures and budget constraints, the need for quality enhancement and improved clinical outcomes, the lack of risk management expertise and the pressure to meet peak demands.

        Strong and Experienced Management Team with Demonstrated Track Record of Performance.    We have a strong and deep management team with a historical track record of success. Many of our officers have decades of industry experience and significant tenure at EMSC. We are led by William Sanger, CEO, who has 35 years of industry experience, Randy Owen, EVP and CFO, who has 29 years of industry experience, Todd Zimmerman, EmCare President and EVP, who has 20 years of industry experience, and Mark Bruning, AMR President, who has 28 years of industry experience. Our current management team has led us through a series of initiatives focused on driving organic revenue growth and productivity and efficiency gains as well as executing several strategic acquisitions. Together these initiatives have resulted in net revenue and Adjusted EBITDA CAGRs of 10.3% and 16.3%, respectively, over the last four years.

Business Strategy

        Our objective is to continue to be a leader in outsourced facility-based physician services and medical transportation services in the United States as we pursue the following strategies and initiatives:

        Achieve Organic Growth through Market Share Gains and Continued Outsourcing.    We believe we have a unique competency in the treatment, management and billing of episodic and unscheduled patient care. We believe our long operating history, significant scope and scale, and leading market positions provide us with new and expanded opportunities to grow our customer base through market share gains from local and regional competitors as well as through continued outsourcing of physician and medical transportation services by hospitals and communities. Specifically, we believe EmCare has a competitive advantage over local and regional outsourced physician groups due to its more advanced patient flow processes, better management tools, core competencies in coding and billing, and broader physician access, which we believe has driven EmCare's strong track record in improving performance metrics for its customers. We believe that market share gains at AMR will be driven by AMR's strong brand recognition, economies of scale in purchasing, high quality service levels, strong clinical expertise and information technology capabilities. Given AMR's scale, we also believe we are well-positioned to compete for potential new outsourcing contracts from municipalities that are currently faced with budget constraints, including rising public safety pension liabilities. For both EmCare and AMR, we have been successful in using our scale to obtain regional and national contracts with healthcare systems, free-standing facilities and insurance providers for single and multiple service lines.

        Grow Complementary Service Lines by Cross-Selling to Existing Customers and Adding New Customers.    We believe our track record of maintaining successful long-term relationships with customers, combined with the expanded breadth of our service offerings, creates opportunities for us to increase revenue from our existing customer base and add new customers seeking services we previously did not provide. We have entered complementary service lines at both EmCare and AMR that are designed to leverage our core competencies. At EmCare, we continue to expand our anesthesiology, hospitalist, radiology and teleradiology services through acquisitions and cross-selling to existing facilities. As of December 31, 2010, only 10% of EmCare's 569 contracts were with facilities contracting for more than one of our service lines. We believe this provides significant future opportunities for cross-selling to our existing customers. In addition, our cross-selling potential is enhanced by our national and regional contracts, which provide preferred access to a number of healthcare facilities throughout the United States. At AMR, we have also expanded our service lines over the last several years to complement our emergency ("911") and non-emergency response services. For example, we continue to expand our managed transportation services by contracting with new payors, including governmental agencies, and providers. In addition, we believe we have opportunities to cross-sell our fixed-wing air transportation services to our existing ground ambulance customers.

        Supplement Organic Growth with Opportunistic Acquisitions.    The outsourced facility-based physician services and medical transportation services industries are highly fragmented, with only a few large national providers. We believe we have a successful track record of making strategic acquisitions at attractive valuations designed to enhance our market position and improve our value proposition for customers. Recent acquisitions include Affilion, an ED physician services business that expands our growth opportunities in the Arizona and New Mexico markets; Milford Anesthesia Associates, an anesthesia provider located in the Northeast that offers a strong platform for our continued regional expansion in the anesthesia services market; BestPractices, a nationally recognized ED physician services business in the Mid-Atlantic market; and Doctor's Ambulance, a provider of emergency and non-emergency ambulance services in California that provides opportunities for expansion into contiguous markets. We expect to continue pursuing select acquisitions within both EmCare and AMR, including acquisitions to enhance our presence in existing markets as well as to facilitate our entry into new geographies. We will also continue to explore the acquisition of complementary businesses and seek opportunities to expand the scope of services we provide. While we believe there are substantial opportunities for additional "tuck-in" acquisitions, we intend to continue to follow a disciplined strategy by analyzing each opportunity with careful consideration of the strategic rationale and the impact on our financial flexibility and liquidity.

        Enhance Operational Efficiencies and Productivity to Drive Continued Margin Improvement.    We believe there are significant opportunities to build upon our success in improving our productivity and profitability at both EmCare and AMR. At EmCare, we continue to focus on initiatives to improve physician productivity, including more efficient scheduling around peak and off-peak hours, use of mid-level providers as well as improving and realigning physician compensation programs to help accelerate productivity gains. EmCare also has opportunities for continued process efficiencies to improve billing/collection cycle times and reduce costs with the implementation of electronic medical record systems at our client facilities. At AMR, we expect to benefit from additional investments in technology, such as the continued roll-out of ePCR (electronic patient care records) to enhance data collection accuracy and billing system automation to reduce our billing costs and DSO. We also expect to continue to benefit from increased productivity through scheduling and deployment optimization software. In addition, we believe there are opportunities for operating expense efficiencies in areas such as fleet management and resource utilization. Furthermore, we will continue to utilize risk management programs for loss prevention and early intervention. This may include continued use of clinical "fail safes" and technology and equipment in ambulances to reduce vehicular incidents and lifting injuries.

Business Segments and Services

        We operate our business and market our services under our two business segments: EmCare and AMR. We provide facility-based physician services in 40 states and the District of Columbia and medical transportation services in 38 states and the District of Columbia. The following is a detailed business description of our two business segments.

EMCARE

        EmCare is a leading provider of outsourced facility-based physician services to healthcare facilities in the United States, based on number of contracts with hospitals and affiliated physician groups. EmCare has 569 contracts with hospitals and independent physician groups to provide emergency department, anesthesiology, hospitalist/inpatient, radiology and teleradiology staffing, and other management services. We have added 318 net new contracts since 2001. During 2010, EmCare had approximately 11.0 million patient encounters across 40 states and the District of Columbia. As of December 31, 2010, EmCare had an 8% share of the total emergency department services market and a 12% share of the outsourced emergency department services market, the largest share among outsourced providers based on number of ED contracts. EmCare's share of the combined markets for anesthesiology, hospitalist and radiology services was approximately 2% as of such date.

        EmCare focuses on providing an environment where physicians can practice quality medicine, while improving operational efficiencies and patient satisfaction and mitigating risk at its customers' hospitals and facilities. We recruit and hire or subcontract with physicians and other healthcare professionals, who then provide services to patients in the facilities with whom we contract. EmCare bills and collects from each patient or the patient's insurance provider for the medical services performed. We also have practice support agreements with independent physician groups and hospitals pursuant to which we provide management services such as billing and collection, recruiting, risk management and certain other administrative services.

        As derived from our annual audited consolidated financial statements, EmCare's net revenue, income from operations, and total identifiable assets were as follows for each of the periods indicated (amounts in thousands):

	As of and for the year ended December 31,
	2008	2009	2010
Net revenue	$1,008,063	$1,225,828	$1,478,462
Income from operations	95,960	139,597	166,925
Total identifiable assets	576,211	583,806	678,901

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further information on EmCare's financial results.

  Services

        We provide a full range of facility-based physician staffing and related management services for emergency department, anesthesiology, hospitalist/inpatient services, radiology and teleradiology programs, which include:

        Contract Management.    We utilize an integrated approach to contract management that involves physicians, non-clinical business experts, and operational and quality assurance specialists. An on-site medical director is responsible for the day-to-day oversight of the operation, including clinical quality, and works closely with the facility's management in developing strategic initiatives and objectives. A quality manager develops site-specific quality improvement programs, and a practice improvement staff focuses on chart documentation and physician utilization patterns. The regional-based management staff provides support for these efforts and ensures that each customer's expectations are identified, that service plans are developed and executed to meet those expectations, and that our and the customer's financial objectives are achieved.

        Staffing.    We provide a full range of staffing services to meet the unique needs of each healthcare facility. Our dedicated clinical teams include qualified, career-oriented physicians and other healthcare professionals responsible for the delivery of high quality, cost-effective care. These teams also rely on managerial personnel, many of whom have clinical experience, who oversee the administration and operations of the clinical area. Ensuring that each contract is staffed with the appropriately qualified physicians and that coverage is provided without any service deficiencies is critical to the success of the contract.

        Recruiting.    Many healthcare facilities lack the dedicated resources necessary to identify and attract specialized, career-oriented physicians. We have committed significant resources to the development of EmSource, a proprietary national physician database that we utilize in our recruiting programs across the country. Our marketing and recruiting staff continuously updates our database of more than 900,000 physicians with relevant data and contact information to allow us to match potential physician candidates to specific openings based upon personal preferences. This targeted recruiting method increases the success and efficiency of our recruiters, and we believe significantly increases our physician retention rates. We actively recruit physicians through various media options including telemarketing, direct mail, conventions, journal advertising and our internet site.

        Scheduling.    Our scheduling departments schedule, or assist our medical directors in scheduling physicians and other healthcare professionals in accordance with the coverage model at each facility. We provide 24-hour service to ensure that unscheduled shift vacancies, due to situations such as physician illness and personal emergencies, are filled with alternative coverage.

        Operational Assessments.    We undertake operational assessments for our hospital customers that include comprehensive reviews of critical operational metrics, including turnaround times, triage systems, "left without being seen," throughput times and operating systems. These assessments establish baseline values, which are used to develop and implement process improvement programs, and then we monitor the success of the initiatives. We believe the operational and process improvements that we are often able to implement are a key differentiator between us and many of our competitors.

        Payroll Administration and Benefits.    We provide payroll administration services for the physicians and other healthcare professionals with whom we contract to provide services at customer sites. Additionally, healthcare facilities benefit from the elimination of the overhead costs associated with the administration of payroll and, where applicable, employee benefits.

        Customer Satisfaction Programs.    We design and implement customized patient satisfaction programs for our hospital customers. These programs are designed to improve patient satisfaction through the use of communication, family inclusion and hospitality techniques. These programs are delivered to the clinical and non-clinical members of the hospital emergency department as well as other areas of a healthcare facility where outsourced services are being provided.

        Practice Support Services.    We provide a substantial portion of our services to healthcare facilities through our affiliate physician groups. However, in some situations facilities and physicians are interested in receiving stand-alone management services such as billing and collection, scheduling, recruitment and risk management, and at times we unbundle our services to meet these needs. Pursuant to these practice support agreements, which generally will have a term of one to three years, we provide these services to independent physician groups and healthcare facilities.

        Practice Improvement.    We provide ongoing comprehensive documentation review and training for our affiliated physicians. We review certain statistical indicators that allow us to provide specific training to individual physicians regarding documentation, and we tailor training for broader groups of physicians as we see trends developing in documentation-related areas. Our training focuses on the completeness of the medical record or chart, specific payor requirements, and government rules and regulations.

  Risk Management

        We utilize our risk management function, senior medical leadership and on-site medical directors to conduct aggressive risk management and quality assurance programs. We take a proactive role in promoting early reporting, evaluation and resolution of incidents that may evolve into claims. Our risk management function is designed to mitigate risk associated with the delivery of care and to prevent or minimize costs associated with medical professional liability claims and includes:

        Incident Reporting Systems.    We have established a comprehensive support system for medical professionals. Our Risk Management Hotline provides each physician with the ability to discuss medical issues with a peer, an attorney or a risk management specialist.

        Tracking and Trending Claims.    We utilize an extensive claims database developed from our experience in the emergency department setting to identify claim trends and risk factors so that we can better target our risk management initiatives. Each year, we target the medical conditions associated with our most frequent professional liability claims, and provide detailed education to assist our affiliated medical professionals in treating these medical conditions.

        Professional Risk Assessment.    We conduct risk assessments of our medical professionals. Typically, a risk assessment includes a thorough review of professional liability claims against the professional, assessment of issues raised by hospital risk management and identification of areas where additional education may be advantageous for the professional.

        Hospital Risk Assessment.    We conduct risk assessments of potential hospital customers in conjunction with our sales and contracting process. As part of the risk assessment, we conduct a detailed analysis of the hospital's operations affecting the services of our affiliated medical professionals, including the triage procedures, on-call coverage, transfer procedures, nursing staffing and related matters in order to address risk factors contractually during negotiations with potential customer hospitals.

        Clinical Fail-Safe Programs.    We review and identify key risk areas which we believe may result in increased incidence of patient injuries and resulting claims against us and our affiliated medical professionals. We continue to develop "fail-safe" clinical tools and make them available to our affiliated physicians for use in conjunction with their practice. These "fail-safe" tools assist physicians in identifying common patient attributes and complaints that may identify the patient as being at high risk for certain conditions (e.g. a heart attack).

        Professional Liability Claims Committee.    Each professional liability claim brought against an EmCare affiliated medical professional or EmCare affiliated company is reviewed by EmCare's Claims Committee, consisting of physicians, attorneys and company executives, before any resolution of the claim. The Claims Committee periodically instructs EmCare's risk management personnel to undertake an analysis of particular physicians or hospital locations associated with a given claim.

  Billing and Collections

        We receive payment for patient services from:

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  federal and state governments, primarily under the Medicare and Medicaid programs,

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  health maintenance organizations ("HMOs"), preferred provider organizations and private insurers,

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  hospitals in the form of subsidies or fees for management services provided,

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  other management services arrangements, and

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  individual patients.

        The table below presents the approximate percentages of EmCare's net revenue from the following sources:

	Percentage of EmCare Net Revenue for the year ended December 31,
	2008	2009	2010
Medicare	15.6%	14.6%	15.5%
Medicaid	3.1	3.8	5.0
Commercial insurance/managed care	55.5	56.5	52.5
Self-pay	3.2	2.5	2.6
Other revenue/subsidies	22.6	22.6	24.4

Total net revenue	100.0%	100.0%	100.0%

        See "Business—Regulatory Matters—Medicare, Medicaid and Other Government Reimbursement Programs" for additional information on reimbursement from Medicare, Medicaid and other government-sponsored programs.

        We code and bill for our emergency department and hospitalist physician services through our wholly owned subsidiary, Reimbursement Technologies, Inc. We utilize state-of-the-art document imaging and paperless workflow processes to expedite the billing cycle and improve compliance and customer service. Coding and billing for our anesthesiology and radiology services is provided by a combination of internal and external billing companies.

        We do substantially all of the billing for our affiliated physicians, and we have extensive experience in processing claims to third party payors. We employ a billing staff of approximately 740 employees who are trained in third party coverage and reimbursement procedures. Our integrated billing and collection system uses proprietary software to prepare the submission of claims to Medicare, Medicaid and certain other third party payors based on the payor's reimbursement requirements and has the capability to electronically submit most claims to the third party payors' systems. We forward uncollected accounts electronically to three outside collection agencies automatically, based on established parameters. Each of these collection agencies have on-site employees working at our in-house billing company to assist in providing patients with quality customer service.

  Contracts

        We have contracts with (i) hospital customers to provide professional staffing and related management services, (ii) healthcare facilities and independent physician groups to provide management services, and (iii) affiliated physician groups and medical professionals to provide management services and various benefits. We also contract with large health systems as a national preferred provider of facility-based services.

        We deliver services to our hospital customers and their patients through two principal types of contractual arrangements. EmCare or a subsidiary most frequently contracts directly with the hospital to provide physician staffing and management services. In some instances, a physician-owned professional corporation contracts with the hospital to provide physician staffing and management services, and the professional corporation, in turn, contracts with us for a wide range of management and administrative services including billing, scheduling support, accounting and other services. The professional corporation pays our management fee out of the fees it collects from patients, third party payors and, in some cases, the hospital customer. Our physicians and other healthcare professionals who provide services under these hospital contracts do so pursuant to independent contractor or employment agreements with us, or pursuant to arrangements with the professional corporation that has a management agreement with us. We refer to all of these physicians as our affiliated physicians, and these physicians and other individuals as our healthcare professionals.

        Hospital and Practice Support Contracts.    As of December 31, 2010, EmCare provided services under 569 contracts. Generally, agreements with hospitals are awarded on a competitive basis, and have an initial term of three years with one-year automatic renewals and termination by either party on specified notice.

        Our contracts with hospitals provide for one of three payment models:

  •
  we bill patients and third party payors directly for physician fees,

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  we bill patients and third party payors directly for physician fees, with the hospital paying us an additional pre-arranged fee for our services, or

  •
  we bill the hospitals directly for the services of the physicians.

        In all cases, the hospitals are responsible for billing and collecting for non-physician-related services as well as for providing the capital for medical equipment and supplies associated with the services we provide.

        We have established long-term relationships with some of the largest healthcare service providers in the country. None of these large customers, which have numerous individual contracts, represent revenue in aggregate that amounts to 10% of our total net revenue for the years ended December 31, 2010, 2009, or 2008. Our top ten hospital emergency department contracts represent $128.9 million, or 9%, of EmCare's net revenue for the year ended December 31, 2010. We have maintained our relationships with these top ten customers for an average of 15 years.

        Affiliated Physician Group Contracts.    In most states, we contract directly with our hospital customers to provide physician staffing and related management services. We, in turn, contract with a professional corporation that is wholly owned by one or more physicians, which we refer to as an affiliated physician group, or with independent contractor physicians. It is these physicians who provide the medical professional services. We then provide comprehensive management services to the physicians. We typically provide professional liability and workers compensation coverage to our affiliated physicians.

        Certain states have laws that prohibit or restrict unlicensed persons or business entities from practicing medicine. The laws vary in scope and application from state to state. Some of these states may prohibit us from contracting directly with hospitals or physicians to provide professional medical services. In those states, the affiliated physician groups contract with the hospital, as well as all medical professionals. We provide management services to the affiliated physician groups.

        Medical Professional Contracts.    We contract with healthcare professionals as either independent contractors or employees to provide services to our customers. The healthcare professionals generally are paid an hourly rate for each hour of coverage, a variable rate based upon productivity or other objective criteria, or a combination of both a fixed hourly rate and a variable rate component. We typically arrange for professional liability and workers compensation coverage for our healthcare professionals.

        The contracts with healthcare professionals typically have one-year terms with automatic renewal clauses for additional one-year terms. The contracts can be terminated with cause for various reasons, and usually contain provisions allowing for termination without cause by either party upon 90 days' notice. Agreements with physicians generally contain a non-compete or non-solicitation provision and, in the case of medical directors, a non-compete provision. The enforceability of these provisions varies from state to state.

  Management Information Systems

        We have invested in scalable information systems and proprietary software packages designed to allow us to grow efficiently and to deliver and implement our "best practice" procedures nationally, while retaining local and regional flexibility. We have developed and implemented several proprietary applications that we believe provide us with a competitive advantage in our operations.

  Intellectual Property

        We have registered the mark EmCare and the EmCare logo in the United States. Generally, registered trademarks have perpetual life, provided that they are renewed on a timely basis and continue to be used properly as trademarks. We have also developed proprietary technology that we protect through contractual provisions and confidentiality procedures and agreements. Other than the EMSC and EmCare marks and the EmTrac, EmComp, and EmBillz software, we do not believe our business is dependent to a material degree on patents, copyrights, trademarks or trade secrets. Other than licenses to commercially available software, we do not believe that any of our licenses to third-party intellectual property are material to our business taken as a whole.

  Sales and Marketing

        Contracts for outsourced emergency department and other facility-based services are obtained through strategic marketing programs and responses to requests for proposals. EmCare's business development team includes Practice Development representatives located throughout the United States who are responsible for developing sales and acquisition opportunities for the operating group in his or her territory. A significant portion of the compensation program for these sales professionals is commission-based, based on the profitability of the contracts they sell. Leads are generated through regular marketing efforts by our business development group, our website, journal advertising, conventions and a lead referral program. Each Practice Development representative is responsible for working with the regional chief executive officer to structure and provide customer proposals for new prospects in their respective regions.

        Emergency medicine practices vary among healthcare facilities. A healthcare facility request for proposal generally will include demographic information of the facility department, a list of services to be performed, the length of the contract, the minimum qualifications of bidders, billing information, selection criteria and the format to be followed in the bid. Prior to responding to a request for proposal, EmCare's senior management ensures that the proposal is consistent with certain financial parameters. Senior management evaluates all aspects of each proposal, including financial projections, staffing model, resource requirements and competition, to determine how to best achieve our business objectives and the customer goals.

  Competition

        The market for outsourced emergency department staffing and related management services is highly fragmented, with more than 900 national, regional and local providers handling an estimated 128 million patient visits in 2009. There are nearly 4,900 hospitals in the United States with emergency departments, of which approximately 66% currently outsource physician services. Of these hospitals that outsource, we believe approximately 49% contract with a local provider, 16% contract with regional provider and 35% contract with a national provider.

        Team Health is our largest competitor and has the second largest share of the emergency department services market with an approximately 5% share based on number of contracts. Other national providers of outsourced emergency department services are Hospital Physician Partners, National Emergency Services Healthcare Group, Schumacher Group and California Emergency Physicians.

        The markets for anesthesiology, inpatient and radiology services are also highly fragmented. For anesthesiology services, we have a 3% share of the market with an additional 4% market share split evenly between Sheridan Healthcare and MEDNAX National Medical Group. For inpatient services, IPC is the market leader with a 5% share. Other national providers are Team Health and Apogee. For radiology services, market share for Sheridan Healthcare is similar to ours at 1%.

  Insurance

        Professional Liability Program.    For the period January 1, 2002 through December 31, 2010, our professional liability insurance program provided "claims-made" insurance coverage with a limit of $1 million per loss event and a $3 million annual per physician aggregate, for all medical professionals whom we have agreed to cover under our professional liability insurance program. Our subsidiaries and affiliated corporate entities are provided with coverage of $1 million per loss event and share a $10 million annual corporate aggregate.

        For the 2002 through 2010 calendar years, most of our professional liability insurance coverage was provided by Columbia Casualty Company and Continental Casualty Company, collectively referred to as CCC. The CCC policies have a retroactive date of January 1, 2001, thereby covering all claims occurring during the 2001 calendar year but reported in each of the 2002 through 2010 calendar years.

        Captive Insurance Arrangement.    Our captive insurance company, EMCA, is a wholly owned subsidiary of EmCare, formed under the Companies Law of the Cayman Islands. EMCA reinsures CCC for all losses associated with the CCC insurance policies under the professional liability insurance program, and provides collateral for the reinsurance arrangement through a trust agreement.

        Workers Compensation Program.    For the period September 1, 2002 through August 31, 2004, we procured workers compensation insurance coverage for employees of EmCare and affiliated physician groups through CCC. CCC reinsures a portion of this workers compensation exposure, on both a per claim and an aggregate basis, with EMCA.

        From September 1, 2004 through August 31, 2007, EmCare insured its workers compensation exposure through The Travelers Indemnity Company, which reinsured a portion of the exposure with EMCA. From September 1, 2007 through August 31, 2009, EmCare insured its workers compensation exposure through an insurance subsidiary of AIG. Beginning September 1, 2009, EmCare insured, and continues to insure, its workers compensation exposure through Sentry Insurance Companies.

  Employees and Independent Contractors

        The following is the breakdown of our active affiliated physicians, independent contractors and employees by job classification as of December 31, 2010.

Job Classification	Full-time	Part-time	Total
Physicians	2,088	3,133	5,221
Physician assistants	394	319	713
Nurse practitioners	549	366	915
Non-clinical employees	1,528	353	1,881

Total	4,559	4,171	8,730

        We believe that our relations with our employees and independent contractors are good. None of our physicians, physician assistants, nurse practitioners or non-clinical employees are subject to any collective bargaining agreement.

        We offer our physicians substantial flexibility in terms of type of facility, scheduling of work hours, benefit packages, opportunities for relocation and career development. This flexibility, combined with fewer administrative burdens, improves physician retention rates and stabilizes our contract base.

AMERICAN MEDICAL RESPONSE

        American Medical Response, Inc. has developed the largest network of ambulance services in the United States. AMR and our predecessor companies have been providing services to some communities for more than 50 years. As of December 31, 2010, we had a 7% share of the total ambulance services market and a 16% share of the outsourced ambulance market, the largest share among outsourced providers based on number of transports and net revenue. During 2010, AMR treated and transported approximately 3.2 million patients in 38 states and the District of Columbia utilizing nearly 4,300 vehicles that operated out of more than 200 sites. AMR has more than 3,500 contracts with communities, government agencies, healthcare providers and insurers to provide ambulance transport services. AMR's broad geographic footprint enables us to contract on a national and regional basis with insurance companies and healthcare facilities.

        During 2010, approximately 58% of AMR's net revenue was generated from emergency 911 ambulance services. These services include treating and stabilizing patients, transporting the patient to a hospital or other healthcare facility and providing attendant medical care en-route. Non-emergency ambulance services, including critical care transfer, wheelchair transports and other interfacility transports, accounted for 28% of AMR's net revenue for the same period. The remaining balance of net revenue for 2010 was generated from managed transportation services, fixed-wing air ambulance services, and the provision of training, dispatch and other services to communities and public safety agencies.

        AMR also has a national contract with FEMA to provide ambulance, para-transit and rotary and fixed-wing air ambulance transportation services to supplement federal and military responses to disasters, acts of terrorism and other public health emergencies in the full 48 contiguous states.

        As derived from our annual consolidated financial statements, AMR's net revenue, income from operations, and total identifiable assets were as follows for each of the periods indicated (amounts in thousands):

	As of and for the year ended December 31, (in thousands)
	2008	2009	2010
Net revenue	$1,401,801	$1,343,857	$1,380,860
Income from operations	72,261	73,539	79,058
Total identifiable assets	789,180	730,956	784,454

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further information on AMR's financial results.

        We provide substantially all of our medical transportation services under our AMR brand name. We operate under other names when required to do so by local statute or contractual agreement.

  Services

        We provide a full range of emergency and non-emergency ambulance transport and related services, which include:

        Emergency Response Services ("911").    We provide emergency response services primarily under long-term exclusive contracts with communities and hospitals. Our contracts typically stipulate that we must respond to 911 calls in the designated area within a specified response time. We utilize two types of ambulance units—Advanced Life Support ("ALS") units and Basic Life Support ("BLS") units. ALS units, which are staffed by two paramedics or one paramedic and an EMT are equipped with high-acuity life support equipment such as cardiac monitors, defibrillators and oxygen delivery systems, and carry pharmaceutical and medical supplies. BLS units are generally staffed by two EMTs and are outfitted with medical supplies and equipment necessary to administer first aid and basic medical treatment. The decision to dispatch an ALS or BLS unit is determined by our contractual requirements, as well as by the nature of the patient's medical situation.

        Under certain of our 911 emergency response contracts, we are the first responder to an emergency scene. However, under most of our 911 contracts, the local fire department is the first responder. In these situations, the fire department typically begins stabilization of the patient. Upon our arrival, we continue stabilization through the provision of attendant medical care and transport the patient to the closest appropriate healthcare facility. In certain communities where the fire department historically has been responsible for both first response and emergency services, we seek to develop public/private partnerships with fire departments to provide the emergency transport service. These partnerships emphasize collaboration with the fire departments and afford us the opportunity to provide 911 emergency services in communities that, for a variety of reasons, may not otherwise have outsourced this service to a private provider. In most instances, the provision of emergency services under our partnerships closely resembles that of our most common 911 contracts described above. The public/private partnerships lower our costs by reducing the number of full-time paramedics we would otherwise require. We estimate that the 911 contracts that encompass these public/private partnerships represented approximately 16% of AMR's net revenue for 2010.

        Non-Emergency Medical Transportation Services.    We provide transportation to patients requiring ambulance or wheelchair transport with varying degrees of medical care needs between healthcare facilities or between healthcare facilities and their homes. Unlike emergency response services, which typically are provided by communities or private providers under exclusive or semi-exclusive contracts, non-emergency transportation usually involves multiple contract providers at a given facility, with one or more of the competitors designated as the "preferred" provider. Non-emergency transport business generally is awarded by a healthcare facility, such as a hospital or nursing home, or a healthcare payor, such as an HMO, managed care organization or insurance company.

        Non-emergency medical transportation services include: (i) inter-facility critical care transport, (ii) wheelchair and stretcher-car transports, and (iii) other inter-facility transports.

  •
  Critical care transports are provided to medically unstable patients, such as cardiac patients and neonatal patients who require critical care while being transported between healthcare facilities. Critical care services differ from ALS services in that the ambulance may be equipped with additional medical equipment and may be staffed by one of our medical specialists or by an employee of a healthcare facility to attend to a patient's specific medical needs.

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  Wheelchair and stretcher-car transports are non-medical transportation provided to handicapped and certain non-ambulatory persons in some service areas. In providing this service, we use vans that contain hydraulic wheelchair lifts or ramps operated by drivers who generally are trained in cardiopulmonary resuscitation.

  •
  Other inter-facility transports, requiring advanced or basic levels of medical supervision during transfer, may be provided when a home-bound patient requires examination or treatment at a healthcare facility or when a hospital inpatient requires tests or treatments, such as magnetic resonance imaging testing, CAT scans, dialysis or chemotherapy treatment, available at another facility. We use ALS or BLS ambulance units to provide general ambulance services depending on the patient's needs.

        Other Services.    In addition to our 911 emergency and non-emergency ambulance services, we provide the following services:

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  Managed Transportation Services.  Managed care organizations, state agencies and insurance companies contract with us to manage a variety of their medical transportation-related needs, including call-taking and scheduling, management of a network of transportation providers and billing and reporting through our internally developed systems.

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  Dispatch Services.  Our dispatch centers manage our own calls and, in certain communities, also manage dispatch centers for public safety agencies, such as police and fire departments, air medical transport programs and others.

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  Event Medical Services.  We provide medical stand-by support for concerts, athletic events, parades, conventions, international conferences and VIP appearances in conjunction with local and federal law enforcement and fire protection agencies. We have contracts to provide stand-by support for numerous sports franchises, various NASCAR events, Hollywood production studios and other specialty events.

  •
  Paramedic Training.  We own and operate National College of Technical Instruction ("NCTI"), the largest paramedic training college in the United States, operating more accredited programs than any other school, with approximately 1,400 graduates in 2010.

  •
  Fixed-wing Air Ambulance Services.  We own Air Ambulance Specialists, Inc., a company we acquired in 2006 that arranges fixed-wing air ambulance transportation services.

  Medical Personnel and Quality Assurance

        Approximately 73% of our 17,500 employees have daily contact with patients, including approximately 5,700 paramedics, 7,000 EMTs and 200 nurses. Paramedics and EMTs must be state-certified to transport patients and perform emergency care services. Certification as an EMT typically requires completion of approximately 150 hours of training in a program designated by the United States Department of Transportation, such as those offered at our training institute, NCTI. Once this program is completed, state-certified EMTs are then eligible to participate in a state-certified paramedic training program. The average paramedic program involves over 1,000 hours of academic training in advanced life support and assessment skills.

        In most communities, local physician advisory boards develop medical protocols to be followed by paramedics and EMTs in a service area. In addition, instructions are conveyed on a case-by-case basis through direct communications between the ambulance crew and hospital emergency room physicians during the administration of advanced life support procedures. Both paramedics and EMTs must complete continuing education programs and, in some cases, state supervised refresher training examinations to maintain their certifications.

        We maintain a commitment to provide high quality pre- and post-hospital emergency medical care. In each location in which we provide services, a physician associated with a hospital we serve monitors adherence to medical protocol and conducts periodic audits of the care provided. In addition, we hold retrospective care audits with our employees to evaluate compliance with medical and performance standards.

        Our commitment to quality is reflected in the fact that 17 of our operations across the country are accredited by the Commission on Accreditation of Ambulance Services ("CAAS"), representing 12% of the total CAAS accredited centers. CAAS is a joint program between the American Ambulance Association and the American College of Emergency Physicians. The accreditation process is voluntary and evaluates numerous qualitative factors in the delivery of services. We believe communities and managed care providers increasingly consider accreditation as one of the criteria in awarding contracts.

  Billing and Collections

        Our internal patient billing services offices located across the United States invoice and collect for our services. We receive payment from the following sources:

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  federal and state governments, primarily under the Medicare and Medicaid programs,

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  HMOs and private insurers,

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  individual patients, and

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  fees for stand-by and event driven coverage, including from our national contract with the FEMA and community subsidies.

        The table below presents AMR's payor mix as a percentage of cash collections in the period as an approximation of net revenue recorded:

	Percentage of AMR cash collections for the year ended December 31,
	2008	2009	2010
Medicare	28.5%	30.6%	28.6%
Medicaid	5.3	5.7	6.3
Commercial insurance/managed care	41.5	44.9	44.8
Self-pay	5.1	5.2	6.0
Other revenue/subsidies	19.6	13.6	14.3

Total net revenue	100.0%	100.0%	100.0%

        See "Business—Regulatory Matters—Medicare, Medicaid and Other Government Reimbursement Programs" for additional information on reimbursement from Medicare, Medicaid and other government-sponsored programs.

        We have substantial experience in processing claims to third party payors and employ a billing staff trained in third party coverage and reimbursement procedures. Our integrated billing and collection systems allow us to prepare the submission of claims to Medicare, Medicaid and certain other third party payors based on the payor's reimbursement requirements, and have the capability to electronically submit claims to the extent third party payors' systems permit. These systems also provide for tracking of accounts receivable and status of pending payments.

        Companies in the ambulance services industry maintain significant provisions for doubtful accounts, or uncompensated care, compared to companies in other industries. Collection of complete and accurate patient billing information during an emergency service call is sometimes difficult, and incomplete information hinders post-service collection efforts. In addition, we cannot evaluate the creditworthiness of patients requiring emergency medical transportation services. Our provision for uncompensated care generally is higher for transports resulting from emergency ambulance calls than for non-emergency ambulance requests. See "Risk Factors—Risk Factors Related to Healthcare Regulation—Changes in the rates or methods of third party reimbursements may adversely affect our revenue and operations."

        State licensing requirements, as well as contracts with communities and healthcare facilities, typically require us to provide ambulance services without regard to a patient's insurance coverage or ability to pay. As a result, we often receive partial or no compensation for services provided to patients who are not covered by Medicare, Medicaid or private insurance. The anticipated level of uncompensated care and uncollectible accounts is considered in negotiating a government-paid subsidy to provide for uncompensated care, and permitted rates under contracts with a community or government agency.

        A significant portion of our ambulance transport revenue is derived from Medicare payments. The BBA modified Medicare reimbursement rates for emergency transportation with the introduction of a national fee schedule. The BBA provided for a phase-in of the national fee schedule by blending the new national fee schedule rates with ambulance service suppliers' pre-existing "reasonable charge" reimbursement rates. The BBA provided for this phase-in period to begin on April 1, 2002, and full transition to the national fee schedule rates became effective on January 1, 2006. In some regions, the national fee schedule would have resulted in a decrease in Medicare reimbursement rates of approximately 25% by the end of the phase-in period. Partially in response to the dramatic decrease in rates dictated by the BBA in such regions, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the "Medicare Modernization Act") established regional rates, certain of which are higher than the BBA's national rates, and provided for the blending of the regional and national rates which extend the initial phase-in period until January 1, 2010. Other rate provisions included in the Medicare Modernization Act provided partial mitigation of the impact of the BBA decreases, including a provision that provided for a 1% to 2% increase for blended rates for the period from January 1, 2004 through December 31, 2006. In addition, the Medicare Improvement for Patients and Providers Act of 2008 provided a temporary mitigation that provided for a 2% to 3% increase for blended rates which was in effect through December 31, 2009 and was subsequently extended to December 31, 2010 pursuant to the Patient Protection and Affordable Care Act. Furthermore, the Medicare and Medicaid Extenders Act of 2010 extended this funding through December 31, 2011. Because the Medicare Modernization Act relief is of limited duration, we continue to pursue strategies to offset the decreases mandated by the BBA, including seeking fee and subsidy increases.

        We estimate that the impact of the ambulance service rate decreases under the national fee schedule mandated under the BBA, as modified by the phase-in provisions of the Medicare Modernization Act, resulted in an increase in AMR's net revenue of approximately $14 million in 2008, an increase in AMR's net revenue of approximately $24 million in 2009, and a decrease in AMR's net revenue of approximately $18 million in 2010. Based upon the current Medicare transport mix and barring further legislative action, we expect a potential increase in AMR's net revenue of less than $1 million during 2011. We have been able to substantially mitigate the phase-in reductions of the BBA through additional fee and subsidy increases. As a 911 emergency response provider, we are uniquely positioned to offset changes in reimbursement by requesting increases in the rates we are permitted to charge for 911 services from the communities we serve. In response, these communities often permit us to increase rates for ambulance services from patients and their third party payors in order to ensure the maintenance of required community-wide 911 emergency response services. While these rate increases do not result in higher payments from Medicare and certain other public or private payors, overall they increase our net revenue.

        See "Regulatory Matters—Medicare, Medicaid and Other Government Reimbursement Programs" for additional information on reimbursement from Medicare, Medicaid and other government-sponsored programs.

  Contracts

        Emergency Transport.    As of December 31, 2010, we had 168 contracts with communities and government agencies to provide 911 emergency response services. Contracts with communities to provide emergency medical transportation services are typically exclusive, three to five years in length and generally are obtained through a competitive bidding process. In some instances where we are the existing provider, communities elect to renegotiate existing contracts rather than initiate new bidding processes. Our 911 contracts often contain options for earned extensions or evergreen provisions. In the year ended December 31, 2010, our top ten 911 contracts accounted for approximately $335 million, or 24% of AMR's net revenue. We have served these ten customers on a continual basis for an average of 35 years.

        Our 911 emergency response arrangements typically specify maximum fees we may charge and set forth minimum requirements, such as response times, staffing levels, types of vehicles and equipment, quality assurance and insurance coverage. Communities and government agencies may also require us to provide a performance bond or other assurances of financial responsibility. The rates we are permitted to charge for services under a contract for emergency ambulance services and the amount of the subsidy, if any, we receive from a community or government agency depend in large part on the nature of the services we provide, payor mix and performance requirements.

        Non-Emergency Transport.    We have approximately 3,375 arrangements to provide non-emergency ambulance services with hospitals, nursing homes and other healthcare facilities that require a stable and reliable source of medical transportation for their patients. These contracts typically designate us as the preferred ambulance service provider of non-emergency ambulance services to those facilities and permit us to charge a base fee, mileage reimbursement, and additional fees for the use of particular medical equipment and supplies. We have historically provided a portion of our non-emergency transports to facilities and organizations in competitive markets without specific contracts.

        Non-emergency transports often are provided to managed care or insurance plan members who are stabilized at the closest available hospital and are then moved to facilities within their health plan's network. We believe the increased prevalence of managed care benefits larger ambulance service providers, which can service a higher percentage of a managed care provider's members. This allows the managed care provider to reduce its number of vendors, thus reducing administrative costs and allowing it to negotiate more favorable rates with healthcare facilities. Our scale and broad geographic footprint enable us to contract on a national and regional basis with managed care and insurance companies. We have contracts with large healthcare networks and insurers including Kaiser, Aetna, Healthnet, Cigna and SummaCare.

        We believe that communities, government agencies, healthcare facilities, managed care companies and insurers consider the quality of care, historical response time performance and total cost to be among the most important factors in awarding and renewing contracts.

  Dispatch and Communications

        Dispatch centers control the deployment and dispatch of ambulances in response to calls through the use of sophisticated communications equipment 24 hours a day, seven days a week. In many operating sites, we communicate with our vehicles over dedicated radio frequencies licensed by the Federal Communications Commission. In certain service areas with a large volume of calls, we analyze data on traffic patterns, demographics, usage frequency and similar factors with the aid of System Status Management ("SSM") technology to help determine optimal ambulance deployment and selection. In addition to dispatching our own ambulances, we also provide dispatching service for 49 communities where we are not an ambulance service provider. Our dispatch centers are staffed by EMTs and other experienced personnel who use local medical protocols to analyze and triage a medical situation and determine the best mode of transport.

        Emergency Transport.    Depending on the emergency medical dispatch system used in a designated service area, the public authority that receives 911 emergency medical calls either dispatches our ambulances directly from the public control center or communicates information regarding the location and type of medical emergency to our control center which, in turn, dispatches ambulances to the scene. While the ambulance is en-route to the scene, the ambulance crew receives information concerning the patient's condition prior to the ambulance's arrival at the scene. Our communication systems allow the ambulance crew to communicate directly with the destination hospital to alert hospital medical personnel of the arrival of the patient and the patient's condition and to receive instructions directly from emergency room personnel on specific pre-hospital medical treatment. These systems also facilitate close and direct coordination with other emergency service providers, such as the appropriate police and fire departments, which also may be responding to a call.

        Non-Emergency Transport.    Requests for non-emergency transports typically are made by physicians, nurses, case managers and hospital discharge coordinators who are interested primarily in prompt ambulance arrival at the requested pick-up time. We also offer on-line, web-enabled transportation ordering to certain facilities. We use our Millennium software to track and manage requests for transportation services for large healthcare facilities and managed care companies.

  Management Information Systems

        We support our operations with integrated information systems and standardized procedures that enable us to efficiently manage the billing and collections processes and financial support functions. Our technology solutions provide information for operations personnel, including real-time operating statistics, tracking of strategic plan initiatives, electronic purchasing and inventory management solutions.

        We have three management information systems that we believe have significantly enhanced our operations—our e-PCR technology, an electronic patient care record-keeping system; our Millennium call-taking system, a call-taking application that tracks and manages requests for transportation services for large healthcare facilities and managed care companies; and our SSM ambulance positioning system, a technology which enables us to use historical data on fleet usage patterns to predict where our emergency medical transportation services are likely to be required.

  Intellectual Property

        We have registered the marks American Medical Response and the AMR logo and certain other trademarks and service marks in the United States. Generally, registered trademarks have perpetual life, provided that they are renewed on a timely basis and continue to be used properly as trademarks. We have registered the copyrights in our ePCR software and certain other copyrightable works. Copyright protection begins upon the creation of the copyrightable work and endures for the life of the author plus 70 years or, for a work made for hire that is unpublished, 120 years. We have also developed proprietary technology that we protect through contractual provisions and confidentiality procedures and agreements. Other than the EMSC, American Medical Response and AMR marks and the ePCR, Millennium and SSM systems, we do not believe our business is dependent to a material degree on patents, copyrights, trademarks or trade secrets. Other than licenses to commercially available software, we do not believe that any of our licenses to third-party intellectual property are material to our business taken as a whole.

  Sales and Marketing

        Our sales and marketing team is focused on contract retention as well as generating new sales. Many new sales opportunities occur through referrals from our existing client base. These team members are frequently former paramedics or EMTs who began their careers in the emergency transportation industry and are therefore well-qualified to understand the needs of our customers.

        We respond to requests for proposals that generally include demographic information of the community or facilities, response time parameters, vehicle and equipment requirements, the length of the contract, the minimum qualifications of bidders, billing information, selection criteria and the format to be followed in the bid. Prior to responding to a request for proposal, AMR's management team ensures that the proposal is in line with appropriate financial and service parameters. Management evaluates all aspects of each proposal, including financial projections, staffing models, resource requirements and competition, to determine how to best achieve our business objectives and customer goals.

  Risk Management

        We train and educate all new employees on our safety programs including, among others, emergency vehicle operations, various medical protocols, use of equipment and patient focused care and advocacy. Our safety training also involves continuing education programs and a monthly safety awareness campaign. We also work directly with manufacturers to design equipment modifications that enhance both patient and clinician safety.

        Our safety and risk management team develops and executes strategic planning initiatives focused on mitigating the factors that drive losses in our operations. We aggressively investigate and respond to incidents. Operations supervisors submit documentation of any incidents resulting in a claim to the third party administrator handling the claim. We have a dedicated liability unit with our third party administrator which actively engages with our staff to gain valuable information for closure of claims. Information from the claims database is an important resource for identifying trends and developing future safety initiatives.

        We utilize an on-board monitoring system, Road Safety, which measures operator performance against our safe driving standards. Our operations using Road Safety have experienced improved driving behaviors within 90 days of installation. Road Safety has been implemented in a significant number of our vehicles in emergency response markets. We have also started equipping our vehicles with power stretchers, which we expect will reduce the number of lifting injuries to our employees.

  Competition

        Our predominant competitors are fire departments and other local governmental providers, with approximately 56% of the ambulance transport services market. Firefighters have traditionally acted as the first responders during emergencies, and in many communities provide emergency medical care and transport as well. In many communities we have established public/private partnerships, in which we integrate our transport services with the first responder services of the local fire department. We believe these public/private partnerships provide a model for us to collaborate with fire departments to increase the number of communities we serve.

        Competition in the ambulance transport market is based primarily on:

  •
  pricing,

  •
  the ability to improve customer service, such as on-time performance and efficient call intake,

  •
  the ability to recruit, train and motivate employees, particularly ambulance crews who have direct contact with patients and healthcare personnel, and

  •
  billing and reimbursement expertise.

        Our largest competitor, Rural/Metro Corporation, is the only other national provider of ambulance transport services and generates ambulance transport revenue less than half of AMR's net revenue. Other larger private provider competitors include Acadian Ambulance Service in Louisiana, Paramedics Plus in Texas, Oklahoma, Indiana and Florida, and small, locally owned operators that principally serve the inter-facility transport market.

  Insurance

        Workers Compensation, Auto and General Liability.    We have retained liability for the first $1 million to $3 million of the loss under these programs since September 1, 2001, managed either through ACE American Insurance Co., through an insurance subsidiary of AIG, or through our Cayman-based captive insurance subsidiary, EMCA. Generally, our umbrella policies covering claims that exceed our deductible levels have an annual cap of approximately $100 million.

        Professional Liability.    Since April 15, 2001, we have a self-insured retention for our professional liability coverage, which covers the first $2 million for the policy year ending April 15, 2002, covers the first $5 to $5.5 million for policy periods from April 15, 2002 through April 1, 2010, and covers the first $3 million after April 1, 2010. We have umbrella policies with third party insurers covering claims exceeding these retention levels with an aggregate cap of $10 million—$20 million for each separate policy period.

  Environmental Matters

        We are subject to federal, state and local laws and regulations relating to the presence of hazardous materials, pollution and the protection of the environment. Such regulations include those governing emissions to air, discharges to water, storage, treatment and disposal of wastes, including medical waste, remediation of contaminated sites, and protection of worker health and safety. Noncompliance with these requirements may result in significant fines or penalties or limitations on our operations or claims for remediation costs, as well as alleged personal injury or property damages. We believe our current operations are in substantial compliance with all applicable environmental, health and safety requirements and that we maintain all material permits required to operate our business.

        Certain environmental laws impose strict, and under certain circumstances joint and several, liability for investigation and remediation of the release of regulated substances into the environment. Such liability can be imposed on current or former owners or operators of contaminated sites, or on persons who dispose or arrange for disposal of wastes at a contaminated site. Releases have occurred at a few of our facilities as a result of historical practices. Based on available information, we do not believe that any known compliance obligations, releases or investigations under environmental laws or regulations will have a material adverse effect on our business, financial position and results of operations. However, there can be no guarantee that these releases or newly discovered information, more stringent enforcement of or changes in environmental requirements, or our inability to enforce available indemnification agreements will not result in significant costs.

  Employees

        The following is the breakdown of our employees by job classification as of December 31, 2010.

Job Classification	Full-time	Part-time	Total
Paramedics	3,871	1,817	5,688
Emergency medical technicians	4,605	2,356	6,961
Nurses	119	86	205
Support personnel	4,079	587	4,666

Total	12,674	4,846	17,520

        Approximately 45% of our employees are represented by 39 collective bargaining agreements. A total of 18 collective bargaining agreements, representing approximately 4,800 employees, are subject to renegotiation in 2011. While we believe we maintain a good working relationship with our employees, we have experienced some union work actions historically; however, these actions did not have a material adverse effect on our operations. We do not expect that any future actions would have a material adverse effect on our ability to provide service to our patients and communities.

Regulatory Matters

        As a participant in the healthcare industry, our operations and relationships with healthcare providers such as hospitals, other healthcare facilities and healthcare professionals are subject to extensive and increasing regulation by numerous federal and state government entities as well as local government agencies. Specifically, but without limitation, we are subject to the following laws and regulations.

  Medicare, Medicaid and Other Government Reimbursement Programs

        We derive a significant portion of our revenue from services rendered to beneficiaries of Medicare, Medicaid and other government-sponsored healthcare programs. For 2010, we received approximately 22% of our net revenue from Medicare and 6% from Medicaid. To participate in these programs, we must comply with stringent and often complex enrollment and reimbursement requirements from the federal and state governments. We are subject to governmental reviews and audits of our bills and claims for reimbursement. Retroactive adjustments to amounts previously reimbursed from these programs can and do occur on a regular basis as a result of these reviews and audits. In addition, these programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, all of which may materially increase or decrease the payments we receive for our services as well as affect the cost of providing services. In recent years, Congress has consistently attempted to curb federal spending on such programs.

        Reimbursement to us typically is conditioned on our providing the correct procedure and diagnosis codes and properly documenting both the service itself and the medical necessity for the service. Incorrect or incomplete documentation and billing information, or the incorrect selection of codes for the level of service provided, could result in non-payment for services rendered or lead to allegations of billing fraud. Moreover, third party payors may disallow, in whole or in part, requests for reimbursement based on determinations that certain amounts are not reimbursable, they were for services provided that were not medically necessary, there was a lack of sufficient supporting documentation, or for a number of other reasons. Retroactive adjustments, recoupments or refund demands may change amounts realized from third party payors. Additional factors that could complicate our billing include:

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  disputes between payors as to which party is responsible for payment,

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  the difficulty of adherence to specific compliance requirements, diagnosis coding and various other procedures mandated by the government, and

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  failure to obtain proper physician credentialing and documentation in order to bill governmental payors.

        Due to the nature of our business and our participation in the Medicare and Medicaid reimbursement programs, we are involved from time to time in regulatory reviews, audits or investigations by government agencies of matters such as compliance with billing regulations and rules. We may be required to repay these agencies if a determination is made that we were incorrectly reimbursed, or we may lose eligibility for certain programs in the event of certain types of non-compliance. Delays and uncertainties in the reimbursement process adversely affect our level of accounts receivable, increase the overall cost of collection, and may adversely affect our working capital and cause us to incur additional borrowing costs. Unfavorable resolutions of pending or future regulatory reviews or investigations, either individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations.

        We establish an allowance for discounts applicable to Medicare, Medicaid and other third party payors and for doubtful accounts based on credit risk applicable to certain types of payors, historical trends, and other relevant information. We review our allowance for doubtful accounts on an ongoing basis and may increase or decrease such allowance from time to time, including in those instances when we determine that the level of effort and cost of collection of certain accounts receivable is unacceptable.

        We believe that regulatory trends in cost containment will continue. We cannot assure you that we will be able to offset reduced operating margins through cost reductions, increased volume, the introduction of additional procedures or otherwise.

        Medicare Physician Fee Schedule.    Medicare pays for all physician services based upon a national fee schedule ("Fee Schedule"), which contains a list of uniform rates. The payment rates under the Fee Schedule are determined based on: (1) national uniform relative value units for the services provided, (2) a geographic adjustment factor and (3) a conversion factor. Payment rates under the Fee Schedule are updated annually. The initial element in each year's update calculation is the Medicare Economic Index ("MEI"), which is a government index of practice cost inflation. The update is then adjusted up or down from the MEI based on a target-setting formula system called the SGR. The SGR is a target rate of growth in spending for physician services which is intended to control the growth of Medicare expenditures for physicians' services. The Fee Schedule update is adjusted to reflect the comparison of actual expenditures to target expenditures. Because one of the factors for calculating the SGR system is linked to the U.S. gross domestic product, the SGR formula may result in a negative payment update if growth in Medicare beneficiaries' use of services exceeds GDP growth. Since 2002, the SGR formula has resulted in negative payment updates under the Fee Schedule which required Congress to take legislative action to reverse the scheduled payment cuts. For 2010, CMS projected a rate reduction of 21.2% under the statutory formula and a number of legislative measures were passed to prevent any reduction. For June through December 2010, the update factor was increased by 2.2%. For 2011, the Medicare and Medicaid Extenders Act of 2010, which was signed into law on December 15, 2010, froze the 2010 update through 2011. President Obama's budget for fiscal year 2012 includes measures that would freeze the update factor for an additional two years. Medicare reimbursement to physicians could be reduced approximately 30% in 2012 unless Congress takes further action.

        Medicare Reassignment.    The Medicare program prohibits the reassignment of Medicare payments due to a physician or other healthcare provider to any other person or entity unless the billing arrangement between that physician or other healthcare provider and the other person or entity falls within an enumerated exception to the Medicare reassignment prohibition. Historically, there was no exception that allowed us to receive directly Medicare payments related to the services of independent contractor physicians. However, the Medicare Modernization Act amended the Medicare reassignment statute as of December 8, 2003 and now permits our independent contractor physicians to reassign their Medicare receivables to us under certain circumstances. In 2004, CMS promulgated regulations implementing this statutory change. The regulations impose two additional program integrity safeguard requirements on reassignments made under the independent contractor exception. These require that both the entity receiving payment and the physician be jointly and severally responsible for any Medicare overpayment to that entity, and the physician have unrestricted access to claims submitted by an entity for services provided by the physician. We have taken steps to ensure all reassignments by independent contractor physicians comply with these regulatory requirements.

        Rules Applicable to Midlevel Practitioners.    EmCare utilizes physician assistants and nurse practitioners, sometimes referred to collectively as "midlevel practitioners," to provide care under the supervision of our physicians. State and federal laws require that such supervision be performed and documented using specific procedures. For example, in some states some or all of the midlevel practitioner's chart entries must be countersigned. Under applicable Medicare rules, in certain cases, a midlevel practitioner's services are reimbursed at a rate equal to 85% of the physician fee schedule amount. However, when a midlevel practitioner assists a physician who is directly and personally involved in the patient's care, we often bill for the services of the physician at the full physician fee schedule rates and do not bill separately for the midlevel practitioner's services. We believe our billing and documentation practices related to our use of midlevel practitioners comply with applicable state and federal laws, but we cannot assure you that enforcement authorities will not find that our practices violate such laws.

        The SNF Prospective Payment System.    Under the Medicare prospective payment system, applicable to skilled nursing facilities ("SNFs"), the SNFs are financially responsible for some ancillary services, including certain ambulance transports ("PPS transports"), rendered to certain of their Medicare patients. Ambulance companies must bill the SNF, rather than Medicare, for PPS transports, but may bill Medicare for other covered transports provided to the SNF's Medicare patients. Ambulance companies are responsible for obtaining sufficient information from the SNF to determine which transports are PPS transports and which ones may be billed to Medicare. The OIG has issued two industry-wide audit reports indicating that, in many cases, SNFs do not provide, or ambulance companies and other ancillary service providers do not obtain, sufficient information to make this determination accurately. As a result, the OIG asserts that some PPS transports that should have been billed by ambulance providers to SNFs have been improperly billed to Medicare. The OIG has recommended that Medicare recoup the amounts paid to ancillary service providers, including ambulance companies, for such services. Although we believe AMR currently has procedures in place to correctly identify and bill for PPS transports, we cannot assure you that AMR will not be subject to such recoupments and other possible penalties.

        Paramedic Intercepts.    Medicare regulations permit ambulance transport providers to subcontract with other organizations for paramedic services. Generally, only the transport provider may bill Medicare, and the paramedic services subcontractor must receive any payment to which it is entitled from that provider. Based on these rules, in some jurisdictions we have established "paramedic intercept" arrangements in which we may provide paramedic services to a municipal or volunteer transport provider. Although we believe AMR currently has procedures in place to assure that we do not bill Medicare directly for paramedic intercept services we provide, we cannot assure you that enforcement agencies will not find that we have failed to comply with these requirements.

        Patient Signatures.    Medicare regulations require that providers obtain the signature of the patient or, if the patient is unable to provide a signature, the signature of a representative as defined in the regulations, prior to submitting a claim for payment from Medicare. Historically, until January 1, 2008, an exception existed for situations where it is not reasonably possible to obtain a patient or representative signature, provided that the reason for the exception is clearly documented and certain additional documentation was completed. This exception was historically interpreted as applying to both emergency and non-emergency transports. Effective January 1, 2008, these regulations were revised and reinterpreted by CMS to limit this exception to emergency transports, provided the ambulance company obtained the signature of a representative of the receiving facility, or other specified documentation from that facility as proof of transport and maintains certain other documentation. Following this change, until a subsequent change became effective on January 1, 2009, if we were unable to obtain the signature of a Medicare non-emergency patient or a qualified representative, we could not bill Medicare for the transport and were required to seek payment directly from the patient. These revised requirements exacerbated the difficulty ambulance providers historically had in complying with the patient signature requirements. Effective January 1, 2009, Medicare again revised the signature requirements to expand the exception to non-emergency patients for whom it is not reasonably possible to obtain a patient or representative signature, provided the specified requirements are met. Even with these changes, the requirement to obtain patient signatures or comply with the requirements for meeting the exception could adversely impact our cash flow because of the delays that may occur in meeting such requirements, or our inability to bill Medicare when we are unable to do so. Further, although we believe AMR currently has procedures in place to assure that these signature requirements are met, we cannot assure you that enforcement agencies will not find that we have failed to comply with these requirements.

        Physician Certification Statements.    Under applicable Medicare rules, ambulance providers are required to obtain a certification of medical necessity from the ordering physician in order to bill Medicare for repetitive non-emergency transports provided to patients with chronic conditions, such as end-stage renal disease. For certain other non-emergency transports, ambulance providers are required to attempt to obtain a certification of medical necessity from a physician or certain other practitioners. In the event the provider is not able to obtain such certification within 21 days, it may submit a claim for the transport if it can document reasonable attempts to obtain the certification. Acceptable documentation includes any U.S. postal document (e.g., signed return receipt or Postal Service Proof of Service Form) showing that the ordering practitioner was sent a request for the certification. Although we believe AMR currently has procedures in place to assure we are in compliance with these requirements, we cannot assure you that enforcement agencies will not find that we have failed to comply.

        Ambulance Services Fee Schedule.    In February 2002, the Health Care Financing Administration, now renamed the CMS, issued the Medicare Ambulance Fee Schedule Final Rule ("Final Rule") that revised Medicare policy on the coverage of ambulance transport services, effective April 1, 2002. The Final Rule was the result of a mandate under the BBA to establish a national fee schedule for payment of ambulance transport services that would control increases in expenditures under Part B of the Medicare program, establish definitions for ambulance transport services that link payments to the type of services furnished, consider appropriate regional and operational differences and consider adjustments to account for inflation, among other provisions.

        The Final Rule provided for a five-year phase-in of a national fee schedule, beginning April 1, 2002. Prior to that date, Medicare used a charge-based reimbursement system for ambulance transport services and reimbursed 80% of charges determined to be reasonable, subject to the limits fixed for the particular geographic area. The patient was responsible for co-pay amounts, deductibles and the remaining balance of the transport cost, if we did not accept the assigned reimbursement, and Medicare required us to expend reasonable efforts to collect the balance. In determining reasonable charges, Medicare considered and applied the lowest of various charge factors, including the actual charge, the customary charge, the prevailing charge in the same locality, the amount of reimbursement for comparable services, and the inflation-indexed charge limit.

        The Final Rule categorizes seven levels of ground ambulance services, ranging from basic life support to specialty care transport, and two categories of air ambulance services. Ground providers are paid based on a base rate conversion factor multiplied by the number of relative value units assigned to each level of transport, plus an additional amount for each mile of patient transport. The base rate conversion factor for services to Medicare patients is adjusted each year by the Consumer Price Index. Additional adjustments to the base rate conversion factor are included to recognize differences in relative practice costs among geographic areas, and higher transportation costs that may be incurred by ambulance providers in rural areas with low population density. The Final Rule requires ambulance providers to accept assignment on Medicare claims, which means a provider must accept Medicare's allowed reimbursement rate as full payment. Medicare typically reimburses 80% of that rate and the remaining 20% is collectible from a secondary insurance or the patient. Originally, the Final Rule called for a five-year phase-in period to allow providers time to adjust to the new payment rates. The national fee schedule was to be phased in at 20% increments each year, with payments being made at 100% of the national fee schedule in 2006 and thereafter.

        With the passage of the Medicare Modernization Act, temporary modifications were made to the amounts payable under the ambulance fee schedule in order to mitigate decreases in reimbursement in some regions caused by the Final Rule. The Medicare Modernization Act established regional fee schedules based on historic costs in each region. Effective July 1, 2004, in those regions where the regional fee schedule exceeds the national fee schedule, the regional fee schedule was blended with the national fee schedule on a temporary basis, until January 1, 2010. In addition to the regional fee schedule change, the Medicare Modernization Act included other provisions for additional reimbursement for ambulance transport services provided to Medicare patients. Among other relief, the Medicare Modernization Act provided for a 1% increase in reimbursement for urban transports and a 2% increase for rural transports for the remainder of the original phase-in period of the national ambulance fee schedule, through December 31, 2006. In addition, effective July 1, 2008 the Medicare Improvement for Patients and Providers Act of 2008 provided a temporary mitigation that provided for a 2% to 3% increase for blended rates which was in effect through December 31, 2009 and was subsequently extended to December 31, 2010 pursuant to the Patient Protection and Affordable Care Act. Furthermore, the Medicare and Medicaid Extenders Act of 2010 extended this funding through December 31, 2011. Finally, PPACA amended the annual inflation factor to add a productivity adjustment for ambulance services, beginning January 1, 2011, which may result in the annual percentage increase being less than zero for a year and may result in payment rates that are less than such payment rates for the preceding year. For 2011 the inflation factor is -0.1%.

        We estimate that the impact of the ambulance service rate decreases under the national fee schedule, as modified by the provisions of the Medicare Modernization Act, resulted in an increase in AMR's net revenue of approximately $14 million in 2008, an increase in AMR's net revenue of approximately $24 million in 2009, and a decrease in AMR's net revenue of approximately $18 million in 2010. Based upon the current Medicare transport mix and barring further legislative action, we expect a potential increase in AMR's net revenue of less than $1 million for 2011. We cannot predict whether Congress may make further refinements and technical corrections to the law or pass a new cost containment statute in a manner and in a form that could adversely impact our business.

        Local Ambulance Rate Regulation.    State or local government regulations or administrative policies regulate rate structures in some states in which we provide ambulance transport services. For example, in certain service areas in which we are the exclusive provider of ambulance transport services, the community sets the rates for emergency ambulance services pursuant to an ordinance or master contract and may also establish the rates for general ambulance services that we are permitted to charge. We may be unable to receive ambulance service rate increases on a timely basis where rates are regulated or to establish or maintain satisfactory rate structures where rates are not regulated.

        Coordination of Benefits Rules.    When our services are covered by multiple third party payors, such as a primary and a secondary payor, financial responsibility must be allocated among the multiple payors in a process known as "coordination of benefits," or COB. The rules governing COB are complex, particularly when one of the payors is Medicare or another government program. Under these rules, in some cases Medicare or other government payors can be billed as a "secondary payor" only after recourse to a primary payor (e.g., a liability insurer) has been exhausted. In some instances, multiple payors may reimburse us an amount which, in the aggregate, exceeds the amount to which we are entitled. In such cases, we are obligated to process a refund. If we improperly bill Medicare or other government payors as the primary payor when that program should be billed as the secondary payor, or if we fail to process a refund when required, we may be subject to civil or criminal penalties. Although we believe we currently have procedures in place to assure that we comply with applicable COB rules, and that we process refunds when we receive overpayments, we cannot assure you that payors or enforcement agencies will not find that we have violated these requirements.

        Consequences of Noncompliance.    In the event any of our billing and collection practices, including but not limited to those described above, violate applicable laws such as those described below, we could be subject to refund demands and recoupments. If our violations are deemed to be willful, knowing or reckless, we may be subject to civil and criminal penalties under the False Claims Act or other statutes, including exclusion from federal and state healthcare programs. To the extent that the complexity associated with billing for our services causes delays in our cash collections, we assume the financial risk of increased carrying costs associated with the aging of our accounts receivable as well as increased potential for bad debts which could have a material adverse effect on our revenue, provision for uncompensated care and cash flow.

  Federal False Claims Act

        Both federal and state government agencies have continued civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies, and their executives and managers. Although there are a number of civil and criminal statutes that can be applied to healthcare providers, a significant number of these investigations involve the federal False Claims Act. These investigations can be initiated not only by the government but also by a private party asserting direct knowledge of fraud. These "qui tam" whistleblower lawsuits may be initiated against any person or entity alleging such person or entity has knowingly or recklessly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or has made a false statement or used a false record to get a claim approved. As part of the PPACA, which is also known as the healthcare reform legislation, statutory provisions were added which allow improper retention of an overpayment for sixty days or more to be a basis for a false claim act allegation, even if the claim was originally submitted appropriately. Penalties for False Claims Act violations include fines ranging from $5,500 to $11,000 for each false claim, plus up to three times the amount of damages sustained by the federal government. A False Claims Act violation may provide the basis for exclusion from the federally-funded healthcare programs. In addition, some states have adopted similar insurance fraud, whistleblower and false claims provisions.

        The government and some courts have taken the position that claims presented in violation of the various statutes, including the federal Anti-Kickback Statute and the Stark Law, described below, can be considered a violation of the federal False Claims Act based on the contention that a provider impliedly certifies compliance with all applicable laws, regulations and other rules when submitting claims for reimbursement. In addition, PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes.

  Federal Anti-Kickback Statute

        We are subject to the federal Anti-Kickback Statute. The Anti-Kickback Statute is broadly worded and prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, (1) the referral of a person covered by Medicare, Medicaid or other governmental programs, (2) the furnishing or arranging for the furnishing of items or services reimbursable under Medicare, Medicaid or other governmental programs or (3) the purchasing, leasing or ordering or arranging or recommending purchasing, leasing or ordering of any item or service reimbursable under Medicare, Medicaid or other governmental programs. Certain federal courts have held that the Anti-Kickback Statute can be violated if "one purpose" of a payment is to induce referrals. Last year, as part of PPACA, Congress amended the intent requirement of the federal anti-kickback and criminal health care fraud statutes; a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it, making it easier for the government to prove that a defendant had the requisite state of mind or "scienter" required for a violation. Violations of the Anti-Kickback Statute can result in exclusion from Medicare, Medicaid or other governmental programs as well as civil and criminal penalties, including fines of up to $50,000 per violation and three times the amount of the unlawful remuneration. Imposition of any of these remedies could have a material adverse effect on our business, financial condition and results of operations. In addition to a few statutory exceptions, the OIG has published safe harbor regulations that outline categories of activities that are deemed protected from prosecution under the Anti-Kickback Statute provided all applicable criteria are met. The failure of a financial relationship to meet all of the applicable safe harbor criteria does not necessarily mean that the particular arrangement violates the Anti-Kickback Statute. In order to obtain additional clarification on arrangements that may not be subject to a statutory exception or may not satisfy the criteria of a safe harbor, Congress established a process under the Health Insurance Portability and Accountability Act of 1996 in which parties can seek an advisory opinion from the OIG.

        We and others in the healthcare community have taken advantage of the advisory opinion process, and a number of advisory opinions have addressed issues that pertain to our various operations, such as discounted ambulance services being provided to skilled nursing facilities, patient co-payment responsibilities, compensation methodologies under a management services arrangement, and ambulance restocking arrangements. In a number of these advisory opinions the government concluded that such arrangements could be problematic if the requisite intent were present. Although advisory opinions are binding only on HHS and the requesting party or parties, when new advisory opinions are issued, regardless of the requestor, we review them and their application to our operations as part of our ongoing corporate compliance program and endeavor to make appropriate changes where we perceive the need to do so. See "—Corporate Compliance Program and Corporate Integrity Obligations."

        Health facilities such as hospitals and nursing homes refer two categories of ambulance transports to us and other ambulance companies: (1) transports for which the facility must pay the ambulance company, and (2) transports which the ambulance company can bill directly to Medicare or other public or private payors. In Advisory Opinion 99-2, which we requested, the OIG addressed the issue of whether substantial contractual discounts provided to nursing homes on the transports for which the nursing homes are financially responsible may violate the Anti-Kickback Statute when the ambulance company also receives referrals of Medicare and other government-funded transports. The OIG opined that such discounts implicate the Anti-Kickback Statute if even one purpose of the discounts is to induce the referral of the transports paid for by Medicare and other federal programs. The OIG further indicated that a violation may exist even if there is no contractual obligation on the part of the facility to refer federally funded patients, and even if similar discounts are provided by other ambulance companies in the same marketplace. Following our receipt of this Advisory Opinion in March of 1999, we took steps to bring our contracts with health facilities into compliance with the OIG's views. In 2006, we entered into a settlement with the U.S. Department of Justice and a CIA to settle allegations that certain of our hospital and nursing home contracts in effect in Texas in periods prior to 2002 contained discounts in violation of the federal Anti-Kickback Statute. We expect our obligations under this CIA to be released by the end of 2011.

        The OIG has also addressed potential violations of the Anti-Kickback Statute (as well as other risk areas) in its Compliance Program Guidance for Ambulance Suppliers. In addition to discount arrangements with health facilities, the OIG notes that arrangements between local governmental agencies that control 911 patient referrals and ambulance companies which receive such referrals may violate the Anti-Kickback Statute if the ambulance companies provide inappropriate remuneration in exchange for such referrals. Although we believe we have structured our arrangements with local agencies in a manner which complies with the Anti-Kickback Statute, we cannot assure you that enforcement agencies will not find that some of those arrangements violate that statute.

  Fee-Splitting; Corporate Practice of Medicine

        EmCare employs or contracts with physicians or physician-owned professional corporations to deliver services to our hospital customers and their patients. We frequently enter into management services contracts with these physicians and professional corporations pursuant to which we provide them with billing, scheduling and a wide range of other services, and they pay us for those services out of the fees they collect from patients and third-party payors. These activities are subject to various state laws that prohibit the practice of medicine by lay entities or persons and are intended to prevent unlicensed persons from interfering with or influencing the physician's professional judgment. In addition, various state laws also generally prohibit the sharing of professional services income with nonprofessional or business interests. Activities other than those directly related to the delivery of healthcare may be considered an element of the practice of medicine in many states. Under the corporate practice of medicine restrictions of certain states, decisions and activities such as scheduling, contracting, setting rates and the hiring and management of non-clinical personnel may implicate the restrictions on corporate practice of medicine. In such states, we maintain long-term management contracts with affiliated physician groups, which employ or contract with physicians to provide physician services. We believe that we are in material compliance with applicable state laws relating to the corporate practice of medicine and fee-splitting. However, regulatory authorities or other parties, including our affiliated physicians, may assert that, despite these arrangements, we are engaged in the corporate practice of medicine or that our contractual arrangements with affiliated physician groups constitute unlawful fee-splitting. In this event, we could be subject to adverse judicial or administrative interpretations, to civil or criminal penalties, our contracts could be found legally invalid and unenforceable or we could be required to restructure our contractual arrangements with our affiliated physician groups.

  Federal Stark Law

        We are also subject to the federal self-referral prohibitions, commonly known as the "Stark Law." Where applicable, this law prohibits a physician from referring Medicare patients to an entity providing "designated health services" if the physician or a member of such physician's immediate family has a "financial relationship" with the entity, unless an exception applies. The penalties for violating the Stark Law include the denial of payment for services ordered in violation of the statute, mandatory refunds of any sums paid for such services, civil penalties of up to $15,000 for each violation and twice the dollar value of each such service and possible exclusion from future participation in the federally-funded healthcare programs. A person who engages in a scheme to circumvent the Stark Law's prohibitions may be fined up to $100,000 for each applicable arrangement or scheme. Although we believe that we have structured our agreements with physicians so as to not violate the Stark Law and related regulations, a determination of liability under the Stark Law could have an adverse effect on our business, financial condition and results of operations.

  Other Federal Healthcare Fraud and Abuse Laws

        We are also subject to other federal healthcare fraud and abuse laws. Under HIPAA, there are two additional federal crimes that could have an impact on our business: "Healthcare Fraud" and "False Statements Relating to Healthcare Matters." The Healthcare Fraud statute prohibits knowingly and recklessly executing a scheme or artifice to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government-sponsored programs. The False Statements Relating to Healthcare Matters statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact by any trick, scheme or device or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment. This statute could be used by the government to assert criminal liability if a healthcare provider knowingly fails to refund an overpayment.

        Another statute, commonly referred to as the Civil Monetary Penalties Law, imposes civil administrative sanctions for, among other violations, inappropriate billing of services to federally funded healthcare programs, inappropriately reducing hospital care lengths of stay for such patients, and employing or contracting with individuals or entities who are excluded from participation in federally funded healthcare programs.

        Although we intend and endeavor to conduct our business in compliance with all applicable fraud and abuse laws, we cannot assure you that our arrangements or business practices will not be subject to government scrutiny or be found to violate applicable fraud and abuse laws.

  Administrative Simplification Provisions of HIPAA

        The Administrative Simplification Provisions of HIPAA required the HHS to adopt standards to protect the privacy and security of health-related information. All healthcare providers were required to be compliant with the new federal privacy requirements enacted by HHS no later than April 14, 2003. We believe we have taken reasonable measures to comply with these requirements.

        In addition to enacting the foregoing privacy requirements, HHS issued a final rule creating security requirements for healthcare providers and other covered entities on February 20, 2003. The final security rule required covered entities to meet specified standards by April 25, 2005. The security standards contained in the final rule do not require the use of specific technologies (e.g., no specific hardware or software is required), but instead require healthcare providers and other covered entities to comply with certain minimum security procedures in order to protect data integrity, confidentiality and availability. We believe we have taken reasonable steps to comply with these standards.

        HIPAA also required HHS to adopt national standards establishing electronic transaction standards that all healthcare providers must use when submitting or receiving certain healthcare transactions electronically. Although these standards were to become effective October 2002, Congress extended the compliance deadline until October 2003 for organizations, such as ours, that submitted a request for an extension. We believe we have taken reasonable steps to comply with these standards.

        The HITECH Act, which was enacted as part of the ARRA, significantly expands the scope of the privacy and security requirements under HIPAA and increases penalties for violations. See "Risk Factors—Risk Factors Related to Healthcare Regulation—Under recently enacted amendments to federal privacy law made as part of the HITECH Act, we are subject to more stringent penalties in the event we improperly use or disclose protected health information regarding our patients."

  Fair Debt Collection Practices Act

        Some of our operations may be subject to compliance with certain provisions of the Fair Debt Collection Practices Act and comparable statutes in many states. Under the Fair Debt Collection Practices Act, a third party collection company is restricted in the methods it uses to contact consumer debtors and elicit payments with respect to placed accounts. Requirements under state collection agency statutes vary, with most requiring compliance similar to that required under the Fair Debt Collection Practices Act. We believe we are in substantial compliance with the Fair Debt Collection Practices Act and comparable state statutes where applicable.

  State Fraud and Abuse Provisions

        We are subject to state fraud and abuse statutes and regulations. Most of the states in which we operate have adopted a form of anti-kickback law, almost all of those states also have adopted self-referral laws and some have adopted separate false claims or insurance fraud provisions. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws apply to items or services reimbursed by any third-party payor, including commercial insurers, not just those reimbursed by a federally-funded healthcare program. A determination of liability under such laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

        Although we intend and endeavor to conduct our business in compliance with all applicable fraud and abuse laws, we cannot assure you that our arrangements or business practices will not be subject to government scrutiny or be found to violate applicable fraud and abuse laws.

  Licensing, Certification, Accreditation and Related Laws and Guidelines

        In certain jurisdictions, changes in our ownership structure require pre- or post-notification to governmental licensing and certification agencies. Relevant laws and regulations may also require reapplication and approval to maintain or renew our operating authorities or require formal application and approval to continue providing services under certain government contracts. For example, in connection with our acquisition of AMR from Laidlaw, two of our subsidiaries were required to apply for state and local ambulance operating authority in New York. See "Risk Factors—Risk Factors Related to Healthcare Regulation—Changes in our ownership structure and operations require us to comply with numerous notification and reapplication requirements in order to maintain our licensure, certification or other authority to operate, and failure to do so, or an allegation that we have failed to do so, can result in payment delays, forfeiture of payment or civil and criminal penalties."

        We and our affiliated physicians are subject to various federal, state and local licensing and certification laws and regulations and accreditation standards and other laws, relating to, among other things, the adequacy of medical care, equipment, personnel and operating policies and procedures. We are also subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditations. Failure to comply with these laws and regulations could result in our services being found to be non reimbursable or prior payments being subject to recoupments, and can give rise to civil or criminal penalties. We have taken steps we believe were required to retain or obtain all requisite licensure and operating authorities. While we have made reasonable efforts to substantially comply with federal, state and local licensing and certification laws and regulations and standards as we interpret them, we cannot assure you that agencies that administer these programs will not find that we have failed to comply in some material respects.

        Because we perform services at hospitals and other types of healthcare facilities, we and our affiliated physicians may be subject to laws which are applicable to those entities. For example, our operations are impacted by the Emergency Medical Treatment and Active Labor Act of 1986 ("EMTALA"), which prohibits "patient dumping" by requiring hospitals and hospital emergency departments and others to assess and stabilize any patient presenting to the hospital's emergency department or urgent care center requesting care for an emergency medical condition, regardless of the patient's ability to pay. Many states in which we operate have similar state law provisions concerning patient dumping. Violations of EMTALA can result in civil penalties and exclusion of the offending physician from the Medicare and Medicaid programs.

        In addition to EMTALA and its state law equivalents, significant aspects of our operations are affected by state and federal statutes and regulations governing workplace health and safety, dispensing of controlled substances and the disposal of medical waste. Changes in ethical guidelines and operating standards of professional and trade associations and private accreditation commissions such as the American Medical Association and the Joint Commission on Accreditation of Healthcare Organizations may also affect our operations. We believe our operations as currently conducted are in substantial compliance with these laws and guidelines.

        EmCare's professional liability insurance program, under which insurance is provided for most of our affiliated medical professionals and professional and corporate entities, is reinsured through our wholly owned subsidiary, EMCA. The activities associated with the business of insurance, and the companies involved in such activities, are closely regulated. Failure to comply with applicable laws and regulations can result in civil and criminal fines and penalties and loss of licensure.

        While we have made reasonable efforts to substantially comply with these laws and regulations, and utilize licensed insurance professionals where necessary or appropriate, we cannot assure you that we will not be found to have violated these laws and regulations in some material respects.

  Antitrust Laws

        Antitrust laws such as the Sherman Act and state counterparts prohibit anticompetitive conduct by separate competitors, such as price fixing or the division of markets. Our physician contracts include contracts with individual physicians and with physicians organized as separate legal professional entities (e.g., professional medical corporations). Antitrust laws may deem each such physician/entity to be separate, both from EmCare and from each other and, accordingly, each such physician/practice is subject to antitrust laws that prohibit anti-competitive conduct between or among separate legal entities or individuals. Although we believe we have structured our physician contracts to substantially comply with these laws, we cannot assure you that antitrust regulatory agencies or a court would not find us to be non-compliant.

  Corporate Compliance Program and Corporate Integrity Obligations

        We have developed a corporate compliance program in an effort to monitor compliance with federal and state laws and regulations applicable to healthcare entities, to ensure that we maintain high standards of conduct in the operation of our business and to implement policies and procedures so that employees act in compliance with all applicable laws, regulations and our policies. Our program also attempts to monitor compliance with our Corporate Compliance Plan, which details our standards for: (1) business ethics, (2) compliance with applicable federal, state and local laws, and (3) business conduct. We have an Ethics and Compliance Department whose focus is to prevent, detect and mitigate regulatory risks. We attempt to accomplish this mission through:

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  providing guidance, education and proper controls based on the regulatory risks associated with our business model and strategic plan,

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  conducting internal audits and reviews to identify any improper practices that may be occurring,

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  resolving regulatory matters, and

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  enhancing the ethical culture and leadership of the organization.

        The OIG has issued a series of Compliance Program Guidance documents in which the OIG has set out the elements of an effective compliance program. We believe our compliance program has been structured appropriately in light of this guidance. The primary compliance program components recommended by the OIG, all of which we have attempted to implement, include:

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  formal policies and written procedures,

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  designation of a Compliance Officer,

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  education and training programs,

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  internal monitoring and reviews,

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  responding appropriately to detected misconduct,

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  open lines of communication, and

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  discipline and accountability.

        Our corporate compliance program is based on the overall goal of promoting a culture that encourages employees to conduct activities with integrity, dignity and care for those we serve, and in compliance with all applicable laws and policies. Notwithstanding the foregoing, we audit compliance with our compliance program on a sample basis. Although such an approach reflects a reasonable and accepted approach in the industry, we cannot assure you that our program will detect and rectify all compliance issues in all markets and for all time periods.

        As do other healthcare companies which operate effective compliance programs, from time to time we identify practices that may have resulted in Medicare or Medicaid overpayments or other regulatory issues. For example, we have previously identified situations in which we may have inadvertently utilized incorrect billing codes for some of the services we have billed to government programs such as Medicare or Medicaid, or billed for services which may not meet medical necessity guidelines. In such cases, if appropriate, it is our practice to disclose the issue to the affected government programs and to refund any resulting overpayments. The government usually accepts such disclosures and repayments without taking further enforcement action, and we generally expect that to be the case with respect to our past and future disclosures and repayments. However, it is possible that such disclosures or repayments will result in allegations by the government that we have violated the False Claims Act or other laws, leading to investigations and possibly civil or criminal enforcement actions. A provision passed as part of last year's healthcare reform legislation requires that any overpayments be refunded within sixty days of discovery. Failure to refund overpayments on a timely basis could result in civil monetary penalties or provide a basis for a false claims act allegation.

        When the United States government settles a case involving allegations of billing misconduct with a healthcare provider, it typically requires the provider to enter into a CIA, with the OIG for a set period of years. As a condition to settlement of government investigations, certain of our operations are subject to two separate CIAs with the OIG. The first CIA relates to the settlement of an investigation into alleged violations of the Anti-Kickback Statute in Texas and covers the period of September 2005 through September 2011. We expect our obligations under this CIA to be released by the end of 2011. The second CIA relates to the settlement of an investigation into alleged AMR conduct arising in its New York City operations and covers the period of May 2011 through May 2016. As part of these CIAs, AMR is required to establish and maintain a compliance program that includes the following elements: (1) a compliance officer and committee, (2) written standards including a code of conduct and policies and procedures, (3) general and specific training and education, (4) claims review by an independent review organization, (5) disclosure program for reporting of compliance issues or questions, (6) screening and removal processes for ineligible persons, (7) notification of government investigations or legal proceedings, (8) establishment of safeguards applicable to our contracting processes and (9) reporting of overpayments and other "reportable events."

        If we fail or if we are accused of failing to comply with the terms of our existing CIAs, we may be subject to additional litigation or other government actions, including being excluded from participating in the Medicare program and other federal healthcare programs. If we enter into any settlements with the U.S. government in the future we may be required to enter into additional CIAs.

        See "Risk Factors—Risk Factors Related to Healthcare Regulation" for additional information related to regulatory matters.

  Management Information Systems

        EMSC provides information technology services that are shared by our businesses such as network engineering, data center operations, application hosting, security administration and technical support. EMSC also supports corporate applications such as the e-mail, human resources, enterprise resource planning, financial and data management systems.

  Intellectual Property

        We have registered the mark EMSC and the EMSC logo in the United States. Generally, registered trademarks have perpetual life, provided that they are renewed on a timely basis and continue to be used properly as trademarks. We have also developed proprietary technology that we protect through contractual provisions and confidentiality procedures and agreements. Other than the EMSC, American Medical Response, AMR and EmCare marks, the ePCR, Millennium and SSM systems and the EmTrac, EmComp, and EmBillz software, we do not believe our business is dependent to a material degree on patents, copyrights, trademarks or trade secrets. Other than licenses to commercially available software, we do not believe that any of our licenses to third-party intellectual property are material to our business taken as a whole.

Properties

        We lease approximately 73,000 square feet in an office building at 6200 S. Syracuse Way, Greenwood Village, Colorado for the AMR and EMSC corporate headquarters and which also serves as one of AMR's billing offices. Our leases for our business segments are described below.

  EmCare

        Facilities.    We lease approximately 49,000 square feet in an office building at 1717 Main Street, Dallas, Texas, for certain of EmCare's key support functions and regional operations. We also lease 27 facilities to house administrative, billing and other support functions for other regional operations. We believe our present facilities are sufficient to meet our current and projected needs, and that suitable space is readily available should our need for space increase. Our leases expire at various dates through 2019.

        We lease approximately 117,000 square feet in a business park located at 1000 River Road, Conshohocken, Pennsylvania, for certain key billing and support functions. We believe our present facilities are sufficient to meet our current and projected needs, and that suitable space is readily available should our need for space increase. Our primary lease expires in 2019 with the right to renew for two additional terms of five years each.

  AMR

        Facilities.    In addition to the corporate headquarters, we also lease approximately 570 administrative facilities and other facilities used principally for ambulance basing, garaging and maintenance in those areas in which we provide ambulance services. We own 19 facilities used principally for administrative services and stationing for our ambulances. We believe our present facilities are sufficient to meet our current and projected needs, and that suitable space is readily available should our need for space increase. Our leases expire at various dates through 2025.

        Vehicle Fleet.    We own and operate approximately 4,300 vehicles. Of these, 78% are ambulances, 9% are wheelchair vans and 13% are support vehicles. Approximately 250 ambulances are part of our reserve fleet used to respond to FEMA deployments and during peak transport activity in several of our markets. We replace ambulances based upon age and usage, but generally every eight to ten years. The average age of our existing active ambulance fleet is approximately 5 years. We primarily use in-house maintenance services to maintain our fleet. In those operations where our fleet is small and quality external maintenance services that agree to maintain our fleet in accordance with AMR standards are available, we utilize these maintenance services. We continue to explore ways to decrease our overall capital expenditures for vehicles, including major refurbishing and overhaul of our vehicles to extend their useful life.

Legal Proceedings

        We are subject to litigation arising in the ordinary course of our business, including litigation principally relating to professional liability, auto accident and workers compensation claims. There can be no assurance that our insurance coverage will be adequate to cover all liabilities occurring out of such claims. In the opinion of management, we are not engaged in any legal proceedings that we expect will have a material adverse effect on our business, financial condition, cash flows or results of our operations other than as set forth below.

        From time to time, in the ordinary course of business and like others in the industry, we receive requests for information from government agencies in connection with their regulatory or investigational authority. Such requests can include subpoenas or demand letters for documents to assist the government in audits or investigations. We review such requests and notices and take appropriate action. We have been subject to certain requests for information and investigations in the past and could be subject to such requests for information and investigations in the future.

        We are subject to the Medicare and Medicaid fraud and abuse laws, which prohibit, among other things, any false claims, or any bribe, kickback, rebate or other remuneration, in cash or in kind, in return for the referral of Medicare and Medicaid patients. Violation of these prohibitions may result in civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs. We have implemented policies and procedures that management believes will assure that we are in substantial compliance with these laws, but we cannot assure you that the government or a court will not find that some of our business practices violate these laws.

        During the first quarter of fiscal 2004, we were advised by the United States Department of Justice ("DOJ") that it was investigating certain business practices at AMR including whether discounts in violation of the federal Anti-Kickback Statute were provided by AMR in exchange for referrals involving Medicare eligible patients. Specifically, the government alleged that certain of our hospital and nursing home contracts in effect in Texas in periods prior to 2002 contained discounts in violation of the federal Anti-Kickback Statute. We negotiated a settlement with the government pursuant to which we paid $9 million and obtained a release from the U.S. Government of all claims related to such conduct alleged to have occurred in Texas in periods prior to 2002. In connection with the settlement, we entered into a CIA, which is effective for a period of five years beginning September 12, 2006. Pursuant to the CIA, we are required to maintain a compliance program which includes, among other elements, the appointment of a compliance officer and committee; training of employees nationwide; safeguards for our contracting processes nationwide, including tracking of contractual arrangements in Texas; review by an independent review organization and reporting of certain reportable events. We expect our obligations under this CIA to be released by the end of 2011. There can be no assurance that other investigations or legal action related to our contracting practices will not be pursued against AMR in other jurisdictions or for different time frames.

        In December 2006, AMR received a subpoena from the DOJ. The subpoena requested copies of documents for the period from January 2000 through the present. The subpoena required us to produce a broad range of documents relating to the operations of certain AMR affiliates in New York. We produced documents responsive to the subpoena. The government identified claims for reimbursement that the government believes lack support for the level billed, and invited us to respond to the identified areas of concern. We reviewed the information provided by the government and provided our response. On May 20, 2011, AMR entered into a settlement agreement with the DOJ and a corporate integrity agreement with the OIG in connection with this matter. Under the terms of the settlement, AMR paid $2,746,816 to the federal government. In connection with the settlement, we entered into a CIA with a five-year period beginning May 20, 2011. Pursuant to this CIA, we are required to maintain a compliance program, which includes, among other elements, the appointment of a compliance officer and committee, training of employees nationwide, safeguards for our billing operations as they relate to services provided in New York, including specific training for operations and billing personnel providing services in New York, review by an independent review organization and reporting of certain reportable events. We entered into the settlement in order to avoid the uncertainties of litigation, and have not admitted any wrongdoing.

        Four different lawsuits purporting to be class actions have been filed against AMR and certain subsidiaries in California alleging violations of California wage and hour laws. On April 16, 2008, Lori Bartoni commenced a suit in the Superior Court for the State of California, County of Alameda; on July 8, 2008, Vaughn Banta filed suit in the Superior Court of the State of California, County of Los Angeles; on January 22, 2009, Laura Karapetian filed suit in the Superior Court of the State of California, County of Los Angeles; and on March 11, 2010, Melanie Aguilar filed suit in Superior Court of the State of California, County of Los Angeles. The Banta and Karapetian cases have been coordinated with the Bartoni case in the Superior Court for the State of California, County of Alameda. At the present time, courts have not certified classes in any of these cases. Plaintiffs allege principally that the AMR entities failed to pay overtime charges pursuant to California law, and failed to provide required meal breaks or pay premium compensation for missed meal breaks. Plaintiffs are seeking to certify the classes and are seeking lost wages, punitive damages, attorneys' fees and other sanctions permitted under California law for violations of wage hour laws. We are unable at this time to estimate the amount of potential damages, if any.

        We are involved in other litigation arising in the ordinary course of business. Management believes the outcome of these legal proceedings will not have a material adverse effect on our financial condition, results of operations or liquidity.

  Litigation Related to the Merger

        Eleven purported shareholder class actions relating to the transactions contemplated by the Merger Agreement have been filed in state court in Delaware and federal and state courts in Colorado against various combinations of EMSC, the members of our board of directors, and other parties. Seven actions were filed in the Delaware Court of Chancery beginning on February 22, 2011, which were consolidated into one action entitled In re Emergency Medical Services Corporation Shareholder Litigation, Consolidated C.A. No. 6248-VCS. On April 4, 2011, the Delaware plaintiffs filed their consolidated class action complaint. Two actions, entitled Scott A. Halliday v. Emergency Medical Services Corporation, et al., Case No. 2011CV316 (filed on February 15, 2011), and Alma C. Howell v. William Sanger, et. al., Case No. 2011CV488 (filed on March 1, 2011), were filed in the District Court, Arapahoe County, Colorado. Two other actions, entitled Michael Wooten v. Emergency Medical Services Corporation, et al., Case No. 11-CV-00412 (filed on February 17, 2011), and Neal Greenberg v. Emergency Medical Services Corporation, et. al., Case No. 11-CV-00496 (filed on February 28, 2011), were filed in the U.S. District Court for the District of Colorado and have been consolidated. These actions generally allege that the directors of EMSC, Onex and/or the Onex subsidiaries breached their fiduciary duties by, among other things: approving the transactions contemplated by the Merger Agreement, which allegedly were financially unfair to EMSC and its public stockholders; agreeing to provisions in the Merger Agreement that would allegedly prevent the board of directors of EMSC from considering other offers; permitting the unitholders agreement (which secured the majority votes in favor of the Merger), and failing to require a provision in the Merger Agreement requiring that a majority of the public stockholders approve the transactions contemplated by the Merger Agreement; and/or making allegedly materially inadequate disclosures. The actions further allege that certain other defendants aided and abetted these breaches. In addition, the two actions filed in the U.S. District Court for the District of Colorado contain individual claims brought under Section 14(a) and Section 20(a) of the Exchange Act pertaining to the purported dissemination of allegedly misleading proxy materials. The actions seek unspecified damages and equitable relief. We believe that all of the allegations in these actions are without merit and intend to vigorously defend these matters.

        In addition to the foregoing shareholder class actions, Merion Capital, L.P., a former stockholder of EMSC, has filed an action in the Delaware Court of Chancery seeking to exercise its right to appraisal of its holdings in EMSC prior to the Merger. Merion Capital was the holder of 599,000 shares of class A common stock in EMSC prior to the Merger. We have not paid any merger consideration for these shares and have recorded a reserve in the amount of $38.3 million for such unpaid merger consideration pending conclusion of the appraisal action.

        In July 2011, AMR received a request from the Civil Division of the U.S. Attorney's Office for the Central District of California ("USAO") asking AMR to preserve certain documents concerning AMR's provision of ambulance services within the City of Riverside, California. The USAO indicated that it, together with the Department of Health and Human Services, Office of the Inspector General, are investigating whether AMR violated the federal False Claims Act and/or the federal Anti-Kickback Statute in connection with AMR's provision of ambulance transport services within the City of Riverside. The California Attorney General's Office is conducting a parallel state investigation for possible violations of the California False Claims Act. We have complied with the USAO's request to preserve documents.

MANAGEMENT

Executive Officers and Directors

        Set forth below are the name, age, position and description of the business experience of our executive officers and directors:

Name	Age	Title(s)
William A. Sanger	60	Director, President and Chief Executive Officer
Randel G. Owen	52	Director, Executive Vice President and Chief Financial Officer
Todd G. Zimmerman	45	President of EmCare and Executive Vice President of EMSC
Mark E. Bruning	53	President of AMR
Steve W. Ratton, Jr.	48	Treasurer and Senior Vice President of Mergers and Acquisitions of EMSC
Steve G. Murphy	56	Senior Vice President of Government and National Services of EMSC
Kimberly Norman	46	Senior Vice President of Human Resources of EMSC
Dighton C. Packard, M.D.	63	Chief Medical Officer of EmCare
R. Jason Standifird	38	Senior Vice President, Chief Accounting Officer and Controller
Craig A. Wilson	43	Senior Vice President, General Counsel and Secretary
Ronald A. Williams	61	Director and Chairman
Richard J. Schnall	41	Director
Kenneth A. Giuriceo	37	Director
Carol J. Burt	53	Director
Leonard M. Riggs, Jr., M.D.	68	Director
Michael L. Smith	62	Director

        William A. Sanger has been a director and Chief Executive Officer of EMSC and its predecessor since February 2005, and the President of EMSC since 2008. Mr. Sanger was appointed President of EmCare in 2001 and Chief Executive Officer of EmCare and AMR in June 2002. Mr. Sanger served as President and Chief Executive Officer of Cancer Treatment Centers of America, Inc. from 1997 to 2001. Mr. Sanger is also a co-founder of BIDON Companies where he has been a Managing Partner since 1999. From 1994 to 1997, Mr. Sanger was co-founder and Executive Vice President of PhyMatrix Corp., then a publicly traded diversified health services company. In addition, Mr. Sanger was President and Chief Executive Officer of various other healthcare entities, including JFK Health Care System. Mr. Sanger serves as the Chairman of the Board of Directors of Vidacare Corporation, a medical device company. Mr. Sanger is also a director of Carestream Health, Inc. Mr. Sanger has more than 30 years of experience in the healthcare industry, and we believe his experience both as an entrepreneur and a seasoned public company executive, including eight years of experience in different capacities with EmCare and AMR, make him uniquely qualified to serve in his role. Mr. Sanger has an MBA from the Kellogg School of Management at Northwestern University.

        Randel G. Owen has been a Director of EMSC since August 2011, Chief Financial Officer of EMSC and its predecessor since February 10, 2005 and was appointed Executive Vice President as of December 1, 2005. Mr. Owen was appointed Executive Vice President and Chief Financial Officer of AMR in March 2003. He joined EmCare in July 1999 and served as Executive Vice President and Chief Financial Officer from June 2001 to March 2003. Mr. Owen is also a director of First Cash

Financial Services, Inc. Before joining EmCare, Mr. Owen was Vice President of Group Financial Operations for PhyCor, Inc., a medical clinic operator, in Nashville, Tennessee from 1995 to 1999. Mr. Owen has more than 25 years of financial experience in the healthcare industry, and we believe his extensive financial background, financial reporting expertise, and his extensive knowledge of operations, to be valuable contributions to the board of directors. Mr. Owen received an accounting degree from Abilene Christian University.

        Todd G. Zimmerman has been President of EmCare since April 2010. Prior to this role, he served as General Counsel of EMSC and its predecessor from February 10, 2005 through March 2010. Mr. Zimmerman was appointed Executive Vice President of EMSC effective December 1, 2005. Mr. Zimmerman was appointed General Counsel and Executive Vice President of EmCare in July 2002 and of AMR in May 2004. Mr. Zimmerman joined EmCare in October 1997 in connection with EmCare's acquisition of Spectrum Emergency Care, Inc., an emergency department and outsourced physician services company, where he served as Corporate Counsel. Prior to joining Spectrum in 1997, Mr. Zimmerman worked in the private practice of law for seven years, providing legal advice and support to various large corporations. Mr. Zimmerman received his B.S. in Business Administration from St. Louis University and his J.D. from the University of Virginia School of Law.

        Mark E. Bruning was appointed President of AMR in May 2009, after having served as Executive Vice President since January 2008. Mr. Bruning has spent over 25 years of his career with AMR in numerous positions, and over 15 years in leadership roles with AMR. Prior to his current appointment, Mr. Bruning was a divisional Chief Operating Officer for AMR in AMR's Central Division. Mr. Bruning holds an MBA from the Kellogg Graduate School of Management at Northwestern University.

        Steve W. Ratton, Jr. has been Treasurer of EMSC and its predecessor since February 2005 and was appointed Senior Vice President of Mergers and Acquisitions effective December 1, 2005. Mr. Ratton joined EmCare in April 2003 as Executive Vice President and Chief Financial Officer. Prior to joining EmCare, Mr. Ratton served as Treasurer for Radiologix, Inc. from September 2001 to April 2003. Mr. Ratton was Vice President of Finance for Matrix Rehabilitation, Inc. from August 2000 to September 2001, and Director of Finance for PhyCor, Inc. from April 1998 to August 2000. Mr. Ratton has more than 20 years of experience in the healthcare industry, in both hospital and physician settings. Mr. Ratton has an accounting degree from the University of Texas at El Paso.

        Steve G. Murphy was appointed Senior Vice President of Government and National Services of EMSC effective December 1, 2005. He has served in that role with AMR since 2003. Prior to joining AMR in 1989, Mr. Murphy was National Vice President of Government Relations for CareLine Inc. and MedTrans, Inc., President and Chief Operating Officer of Pruner Health Services, Inc. and Chief Administrative Officer for Pruner's Napa Ambulance Service, Inc. Mr. Murphy has been active in emergency medical services and the ambulance industry for more than 30 years. He holds a Registered Nursing Degree and has been certified as a Certified Emergency Nurse and Mobile Intensive Care Nurse.

        Kimberly Norman was appointed Senior Vice President of Human Resources of EMSC effective December 1, 2005. Ms. Norman joined MedTrans, Inc. in June 1991 and joined AMR in 1997, when it merged with MedTrans. She has held various human resource positions for AMR, including Benefits Specialist, Manager of Human Resources and Employee Development, and Regional and National Vice President of Human Resources. Ms. Norman received her B.B.M. from the University of Phoenix and a Human Resource Management Certification from San Diego State University.

        Dighton C. Packard, M.D. has been Chief Medical Officer of EmCare since 1990 and became Chief Medical Officer of the predecessor of EMSC in April 2005. Dr. Packard is also the Chairman of the Department of Emergency Medicine at Baylor University Medical Center in Dallas, Texas and a member of the Board of Trustees for Baylor University Medical Center and for Baylor Heart and

Vascular Hospital. Dr. Packard has practiced emergency medicine for more than 30 years. He received his B.S. from Baylor University at Waco and his M.D. from the University of Texas Medical School at San Antonio.

        R. Jason Standifird has been Vice President and Controller of EMSC and its predecessor since February 2005, and was appointed Chief Accounting Officer in February 2009. Mr. Standifird joined AMR in 2004 as its Controller, and is a Certified Public Accountant. Prior to joining AMR, Mr. Standifird was a manager with PricewaterhouseCoopers in their Assurance and Business Advisory Services division. Mr. Standifird has a B.S. degree from Boston College in Accounting and Finance.

        Craig A. Wilson has been General Counsel of EMSC since April 1, 2010 and Secretary of EMSC since August 10, 2011. Prior to this role, he served as Assistant Secretary from April 1, 2010 to August 10, 2011 and Corporate Counsel of EMSC from February 2005 through March 2010. Mr. Wilson was Corporate Counsel of EmCare from March 2000 through February 2005. Prior to joining EmCare in 2000, Mr. Wilson worked in the private practice of law for seven years. Mr. Wilson received his B.S. in Business Administration and Political Science from William Jewell College and his J.D. from Northwestern University School of Law.

        Ronald A. Williams has been an operating advisor to Clayton, Dubilier & Rice Fund VIII, L.P. since April 2011. Previously, Mr. Williams was most recently Chairman of Aetna Inc. After joining Aetna in 2001, he became President in 2002. He served as CEO from February 2006 to November 2010 and Chairman of the Board from October 2006 to April 2011. Mr. Williams is a member of the President's Management Advisory Board, assembled by President Obama to help bring the best of business practices to the management and operation of the federal government. Mr. Williams serves on the Board of Directors of American Express Company, The Boeing Company and Johnson & Johnson, as well as the Boards of the Peterson Institute for International Economics and Save the Children. Prior to joining Aetna, Mr. Williams was Group President of the Large Group Division at WellPoint Health Networks Inc. and President of the company's Blue Cross of California subsidiary. Mr. Williams is a graduate of Roosevelt University and holds an M.S. in Management from the Sloan School of Management at the Massachusetts Institute of Technology. As Chairman, Mr. Williams brings to our board of directors his extensive management, operations, and business experience leading in a rapidly changing and highly regulated industry and his focus on innovation through information technology, as well as his leadership, financial and core business skills.

        Richard J. Schnall has been a financial partner at Clayton, Dubilier & Rice since 2001 and has been with the firm since 1996. Prior to joining Clayton, Dubilier & Rice, he worked in the Investment Banking division of Donaldson, Lufkin & Jenrette, Inc. and Smith Barney & Co. Mr. Schnall is a limited partner of CD&R Associates VI Limited Partnership, a director and stockholder of CD&R Investment Associates VI, Inc., a director at Sally Beauty Holdings, Inc., Diversey, Inc., U.S. Foodservice and HGI Holding, Inc. Mr. Schnall is a graduate of the Wharton School of Business at the University of Pennsylvania and holds a Masters of Business Administration from Harvard Business School. We believe that Mr. Schnall's executive and financial experience well qualifies him to serve on our board of directors.

        Kenneth A. Giuriceo has been a financial partner at Clayton, Dubilier & Rice since 2007. Prior to joining Clayton, Dubilier & Rice in 2003, Mr. Giuriceo worked in the principal investment area of Goldman, Sachs & Co., an investment and banking firm, from 2002 to December 2003. Mr. Giuriceo is currently a member of the Board of Directors of Sally Beauty Holdings, Inc., and is currently a member of the Board of Directors at The ServiceMaster Company, a private outsourcing services company, where he serves as chair of its audit committee and as a member of its compensation committee. We believe that Mr. Giuriceo's executive and financial experience well qualifies him to serve on our board of directors.

        Carol J. Burt became a director of EMSC in August 2011. She has been a principal of Burt-Hilliard Investments, a private investment and consulting service to the health care industry, since January 2008. Ms. Burt currently serves as a director of WellCare Health Plans, Inc. Ms. Burt was formerly an executive officer of WellPoint, Inc., where she served from 1997 to 2007. Most recently, Ms. Burt served as WellPoint's Senior Vice President, Corporate Finance and Development, from 2005 until 2007. From 1999 to 2004, Ms. Burt was WellPoint's Senior Vice President, Finance and Strategic Development, and from 1997 to 1998, WellPoint's Senior Vice President, Finance and Treasury. In her time with WellPoint, Ms. Burt was responsible for, among other things, mergers and acquisitions, strategy, strategic investments, treasury and capital, investment and real estate management. She also oversaw financial planning and analysis, forecasting and budgeting and related matters. In addition, WellPoint's financial services and worldwide businesses reported to her. We believe that Ms. Burt's strategic, operational and financial experience in the managed care industry are valuable assets to our board of directors.

        Leonard M. Riggs, Jr., M.D. became a director of EMSC in August 2011 and was previously a director of EMSC from July 2010 to May 2011. He is a private investor and serves as an Operating Partner of CIC Partners, a private equity firm based in Dallas, Texas. Dr. Riggs was a founder of EmCare, Inc., and also served as its Chairman and Chief Executive Officer until 2002. Dr. Riggs has served on numerous boards and is a former president of the American College of Emergency Physicians. We believe Dr. Riggs's experience as a prominent physician with executive experience in outsourced healthcare services enables him to provide a unique and valuable perspective as a member of our board of directors.

        Michael L. Smith became a director of EMSC in August 2011 and previously was a director of EMSC and its predecessor company from July 2005 to May 2011. Mr. Smith is a private investor who continues to serve on the boards of leading healthcare companies. He is a founding partner of Cardinal Equity Fund and Cardinal Equity Partners. From 2001 until his retirement in January 2005, Mr. Smith served as Executive Vice President and Chief Financial and Accounting Officer of Anthem, Inc. and its subsidiaries, Anthem Blue Cross and Blue Shield, which together form one of the leading health insurance groups in the United States. Mr. Smith brings a deep knowledge of public companies in the healthcare industry from his past experience as an executive and his continuing experience as a director. From 1996 to 1998 he served as Chief Operating Officer and Chief Financial Officer of American Health Network Inc., then a subsidiary of Anthem. Mr. Smith was Chairman, President and Chief Executive Officer of Mayflower Group, Inc., a transportation company, from 1989 to 1995, and held various other management positions with that company from 1974 to 1989. Mr. Smith also serves as a director of Kite Realty Group Trust, a retail property REIT, Vectren Corporation, a gas and electric power utility, and HH Gregg, Inc., a national home appliance and electronics retailer. Mr. Smith previously served as a director of Calumet Specialty Products, LP (a refiner of specialty petroleum products) from 2006 to 2009 and Intermune Inc. (a biopharmaceutical company). Mr. Smith also serves as a member of the Board of Trustees of DePauw University, a director of the Central Indiana Community Foundation and the Lumina Foundation, and the Chairman of the Indiana Commission for Higher Education. We believe that Mr. Smith's healthcare industry and public company experience well qualifies him to serve on our board of directors.

Corporate Governance

  Board Composition

        The board of directors of EMSC is currently composed of eight members, all of whom were elected as directors in accordance with our second amended and restated certificate of incorporation.

        Under our second amended and restated by-laws, our board of directors will consist of such number of directors as may be determined from time to time by resolution of the board of directors,

but in no event may the number of directors be less than one. Any vacancies or newly created directorships may be filled only by a vote of our stockholders. Each director will hold office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal.

  Committees of the Board of Directors

        Our board of directors maintains an audit committee, a compensation committee, a compliance committee, an executive committee and a finance committee.

        The audit committee has responsibility for, among other things, assisting our board of directors in reviewing our financial reporting and other internal control processes, our financial statements, the independent auditors' qualifications and independence, and the performance of our internal audit function and independent auditors. The members of our audit committee are Ms. Burt and Messrs. Giuriceo and Smith, of whom Ms. Burt and Mr. Smith are "independent" as such term is defined by The New York Stock Exchange corporate governance standards.

        The compensation committee has responsibility for reviewing and approving the compensation and benefits of our employees, directors and consultants; administering our employee benefits plans; authorizing and ratifying stock option grants and other incentive arrangements; and authorizing employment and related agreements. The members of our compensation committee are Dr. Riggs and Messrs. Giuriceo, Schnall and Williams, of whom Dr. Riggs is "independent" as such term is defined by The New York Stock Exchange corporate governance standards.

        The compliance committee has responsibility for ensuring proper communication of compliance issues to the board of directors and its committees; reviewing significant compliance risk areas and management's efforts to monitor, control and report such risk exposures; monitoring the effectiveness of our ethics and compliance department; and reviewing and approving compliance related policies and proceedings. The members of our compliance committee are Dr. Riggs and Messrs. Owen, Sanger, Smith and Williams.

        The executive committee has responsibility for assisting the board of directors with its responsibility and, except as may be limited by law, our certificate of incorporation or bylaws, to exercise the powers and authority of the board of directors with the board of directors is not in session. The members of our executive committee are Messrs. Williams, Sanger and Schnall.

        The finance committee has responsibility for assisting the board of directors in satisfying its responsibilities relating to our financing strategy, financial policies and financial condition. The members of our finance committee are Ms. Burt and Messrs. Owen, Giuriceo, Sanger and Schnall.

  Director Independence

        Though not formally considered by our board of directors because our common stock is not listed on a national securities exchange, our board of directors has determined that Ms. Burt, Dr. Riggs and Mr. Smith are "independent" as such term is defined by The New York Stock Exchange corporate governance standards.

Compensation Committee Interlocks and Insider Participation

        During fiscal year 2010, the Compensation Committee was comprised of the following four non-employee directors for the entirety of the year: James T. Kelly, Chair, Kevin E. Benson, Robert M. LeBlanc and Michael L. Smith. Leonard M. Riggs, Jr. was elected to the Compensation Committee upon his election to the board of directors of the Company on July 10, 2010. There were no members of the Compensation Committee who served as an officer or employee of the Company or any of its subsidiaries during 2010. In addition, during 2010, no executive officer of the Company served as a director or as a member of the compensation committee of a company (i) whose executive officer served as a director or as a member of the Compensation Committee of the Company and (ii) which employs a director of the Company.

        On August 10, 2011, Dr. Riggs and Messrs. Giuriceo, Schnall and Williams were appointed as members of our Compensation Committee. There are no members of the Compensation Committee who serve as an officer or employee of the Company or any of its subsidiaries. In addition, no executive officer of the Company serves as a director or as a member of the compensation committee of a company (i) whose executive officer served as a director or as a member of the Compensation Committee of the Company and (ii) which employs a director of the Company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

  Overview

        This compensation discussion and analysis provides information about the material elements of compensation that are paid, awarded to, or earned by, our "named executive officers," who consist of our principal executive officer, principal financial officer, and our three other most highly compensated executive officers, for fiscal year 2010 as follows:

  •
  William A. Sanger, President and Chief Executive Officer

  •
  Randel G. Owen, Executive Vice President and Chief Financial Officer

  •
  Todd G. Zimmerman, President of EmCare and Executive Vice President of the Company

  •
  Mark Bruning, President of AMR

  •
  Steve W. Ratton, Senior Vice President of the Company and Treasurer

        Subsequent to the end of fiscal year 2010, we were acquired by the CD&R Affiliates pursuant to the Merger Agreement. Following the Merger, we became an indirect subsidiary of Holding, a company controlled by the CD&R Affiliates. This compensation discussion and analysis describes our executive compensation for fiscal year 2010, as well as certain important compensation decisions made subsequent to the end of fiscal year 2010 in connection with the Merger. The principal changes made subsequent to the end of fiscal year 2010 were the following:

  •
  The employment agreements for each of our named executive officers were amended which, among other changes, modifies the "good reason" events for termination of employment by the executive; and

  •
  Holding adopted a new equity incentive plan which provides for the granting of time-vested stock options to our executive officers, key employees, and directors, and each of the named executive officers received new option grants.

        The information below with respect to compensation paid to the named executives in 2010 and prior fiscal years relates to compensation paid before the Merger and is therefore not necessarily indicative of the compensation amounts, philosophy or benefits that these individuals, or other executives and key employees, will receive going forward.

  Compensation Overview and Philosophy

        The executive compensation programs in place before the Merger were designed with the objectives of (1) attracting and retaining highly motivated, qualified and experienced executives; (2) focusing the attention of the named executive officers on the operational and financial performance of the Company; and (3) encouraging the named executive officers to meet long-term performance objectives and increase stockholder value.

Role of the Compensation Committee

        The role of our Compensation Committee is to assist our board of directors in the discharge of its responsibilities relating to our executive compensation program. Our Compensation Committee is responsible for establishing, administering and monitoring our policies governing the compensation for our executive officers, including determining base salaries and cash incentive awards.

        During fiscal year 2010, our board of directors consisted of Robert M. LeBlanc, William A. Sanger, Kevin E. Benson, Steven B. Epstein, Paul B. Iannini, James T. Kelly, Leonard M. Riggs, Jr. and

Michael L. Smith. During 2010, the Compensation Committee was comprised of the following four non-employee directors for the entirety of the year: Mr. Kelly, Chair, Mr. Benson, Mr. LeBlanc, and Mr. Smith. Dr. Riggs was elected to the Committee upon his election to the Board on July 10, 2010. There were no members of the Compensation Committee who served as an officer or employee of the Company or any of its subsidiaries during 2010. This membership was made up of four independent, non-employee directors and one non-employee director who was not deemed independent, as permitted under NYSE rules due to the "controlled company" exception, which applied to the Company at the time. Effective upon the Merger, the members of our board of directors became Richard J. Schnall, Kenneth A. Giuriceo, Ronald A. Williams and William A. Sanger. On August 10, 2011, Carol J. Burt, Randel G. Owen, Dr. Leonard M. Riggs, Jr. and Michael L. Smith were appointed to the board of directors of EMSC, and Dr. Riggs and Messrs. Giuriceo, Schnall and Williams were appointed as members of the Compensation Committee.

        The Compensation Committee developed, in consultation with management and outside consultants, an Executive Officer Evaluation and Compensation Plan which historically provided the Compensation Committee with a tool for gauging the compensation of the named executive officers. Through the Executive Officer Evaluation and Compensation Plan, the executive compensation programs in place prior to the Merger were designed to effectively attract, retain, and motivate top quality executives who have the ability to significantly influence our long-term financial success, and who are responsible for effectively managing our operations in a way that maximizes stockholder value. The compensation programs for named executive officers seek to achieve a balance between compensation levels and our annual and long-term budgets, strategic plans, business objectives, and stockholder expectations. The Executive Officer Evaluation and Compensation Plan set forth core practices that defined the overriding objectives for the 2010 and prior fiscal years executive compensation programs and the role of the various compensation elements in meeting those objectives. These core practices were as follows:

  •
  To ensure that all elements of executive compensation and benefits, and of the compensation process, were controlled by the Compensation Committee;

  •
  To ensure that total executive compensation levels were reasonably linked to our performance, which may require the Compensation Committee to look beyond financial performance measures to the executives' achievement of our other strategic goals;

  •
  To provide for compensation arrangements that were comparable to similar organizations and jobs, with realization of compensation linked to the executives' contributions toward achieving our goals;

  •
  To require that all elements of the compensation program were reviewed and approved annually by the Compensation Committee, and to require that processes and programs were reviewed regularly for compliance with relevant laws and regulations;

  •
  To design compensation arrangements so that they could be easily explained to, and understood by, individuals with a basic business background; and

  •
  To consider various programs and vehicles available for compensation, including cash and equity.

        Three officers of the Company and its subsidiaries were compensated under the Executive Officer Evaluation and Compensation Plan in fiscal year 2010: William A. Sanger, who at the time was Chairman, President and Chief Executive Officer, Randel G. Owen, the Executive Vice President and Chief Financial Officer, and Todd G. Zimmerman, the Executive Vice President and President of EmCare. All aspects of compensation for these executive officers in fiscal year 2010 were determined by the Compensation Committee.

        Senior level employees and officers other than Messrs. Sanger, Owen and Zimmerman participated in incentive plans that were available to a significant number of employees of the Company and its subsidiaries. Although some of those individuals were "named executive officers" of the Company under the SEC rules based on their position and level of compensation in some fiscal years, in which case their compensation was disclosed in our proxy materials for those years, their individual targets and performance measures were set by Mr. Sanger, to whom they typically reported, rather than directly by the Compensation Committee.

Elements of Our Executive Compensation Program

        During 2010, the compensation program for our named executive officers consisted of base salary, short-term cash incentives in the form of annual bonuses, and equity awards pursuant to the Amended and Restated Long-Term Incentive Plan. We granted equity awards in the form of stock options and shares of restricted stock to all of our named executive officers in May 2010. During 2010, our named executive officers also participated in various benefit plans made available to most of our employees, and received certain other perquisites and benefits as detailed below.

Base Salary

        We pay each of our named executive officers a base salary in cash on a bi-weekly basis. The amount of the salary is reviewed annually and does not necessarily vary with our performance. We seek to provide base salary in an amount sufficient to attract and retain individuals with the qualities necessary to ensure the short-term and long-term financial success of the Company. Base salary for each named executive officer is based upon appropriate competitive reference points, job responsibilities and such executive's ability to contribute to our success. We targeted salaries between the 50th and 75th percentiles of peer companies identified by the Compensation Committee, while recognizing individual differences in scope of responsibilities, qualifications, experience and leadership abilities. We also recognize the value of adjusting salaries as needed to maintain competitiveness vis-à-vis our peers without overemphasizing the use of automatic formulas. In connection with the Merger, we increased Mr. Owen's base salary to $505,000 and we increased Mr. Bruning's salary to $515,000. See "—Key Changes in Expected Compensation Following the Merger—Employment Agreements."

Short-Term Incentives

        A portion of the named executive officers' targeted annual cash compensation was at risk, in the form of an annual cash incentive program contingent, in the case of each of Messrs. Sanger, Owen and Zimmerman, upon meeting Adjusted EBITDA targets set by the Compensation Committee. Mr. Bruning's annual cash incentive was contingent upon meeting annual objectives pursuant to the Management and Exempt Incentive Plan ("MEIP") and Mr. Ratton received his cash compensation, in addition to base salary, based upon metrics associated with our mergers and acquisitions, as described in further detail in "—Determination of 2010 Compensation of Named Executive Officers—Short-Term Incentives for the Other Named Executive Officers." The primary purpose of the annual cash incentive plans was to focus the attention of the named executive officers on the operational and financial performance of the Company, as applied particularly to their areas of expertise and influence.

Long-term Incentives

        The Amended and Restated Long-Term Incentive Plan was intended to assure that the key individuals who impact our long-term success had a meaningful portion of their potential total compensation linked to their success in helping meet long-term performance objectives and increasing stockholder value.

        The Amended and Restated Long-Term Incentive Plan provided, among other things, for the issuance of stock options, restricted shares, restricted share units ("RSUs"), stock appreciation rights, stock awards and performance shares to employees and independent contractors of the Company and its subsidiaries, including our named executive officers.

        Upon completion of the Merger, each restricted share and RSU became fully vested and was cancelled and extinguished with the holder entitled to receive $64.00 for each such restricted share or share of Company common stock subject to a RSU. With respect to options to purchase shares of Company common stock, the named executive officers and other key employees had the following alternatives: each option was either (1) cancelled, with the holder thereof entitled to receive a cash payment of the excess of $64.00 over the exercise price per share subject to the option or (2) converted into a fully vested and exercisable option to purchase shares of Holding common stock on the same terms and conditions as were then applicable under such option and such other terms and conditions as may be mutually agreed by the holder of the option and Holding. See "—Treatment of Outstanding Options, Restricted Shares and RSUs in the Merger" and "—Key Changes in Expected Compensation Following the Merger—CDRT Holding Corporation Stock Incentive Plan."

Other Compensation Elements

        We offer perquisites to our named executive officers in the form of auto allowances, certain automotive maintenance and operation expenses, as well as reimbursement of certain supplemental insurance expenses. We believe that our perquisites further motivate our senior employees and fall within an expense range that is reasonable in light of such executives' position and tenure. In addition, we lease a corporate apartment in Dallas, Texas for Mr. Zimmerman and a corporate car which is primarily for his use in Dallas as we have requested Mr. Zimmerman to work at EmCare's offices in Dallas several days per week. Other than those perquisites, we do not have any other compensation elements, other than standard benefits that are available to most employees of the Company, such as 401(k) matching, subsidized medical, dental and vision insurance and life and disability insurance. From time to time, our board of directors and Compensation Committee may consider offering additional programs.

Determination of 2010 Compensation of Named Executive Officers

        The following sections describe the determination of the various elements of our compensation program for the named executive officers, including objectives, market positioning, structure, operation and other information specific to 2010 payments, awards and compensation adjustments.

Base Salary

        Base salary for each named executive officer in 2010 was established at a level that we believed to be sufficient to attract and retain individuals with the qualities necessary for the long-term financial success of the Company. Salaries were generally positioned between the 50th and 75th percentiles of the defined peer group.

        The Compensation Committee reviews the base salaries of Messrs. Sanger, Owen and Zimmerman annually in accordance with the provisions of the executive officers' employment agreements. Salary adjustments take into account market data in the context of an executive's role, responsibilities, experience tenure, individual performance and contribution to our financial results. The Compensation Committee worked with management to develop an evaluation tool to periodically assess overall managerial and leadership skill by eliciting feedback from the applicable officer's direct reports, along with at least seventy-five percent of a larger group of "peer" management employees. This tool was used as one factor in the Compensation Committee's assessment of base salary for the named executive officers when considering salary adjustments.

        From time to time, the Compensation Committee has engaged Towers Watson for compensation review purposes and taken Towers Watson's advice into consideration when making compensation decisions for Messrs. Sanger, Owen and Zimmerman.

        On April 1, 2010, we increased Mr. Zimmerman's annual base salary to $550,000 in connection with his new role as President of EmCare. This increase was implemented by Mr. Sanger, as the officer to whom Mr. Zimmerman reported, in consultation with the Chairperson of the Compensation Committee, rather than by action of the Compensation Committee.

        At the Board's meeting on May 18, 2010, the Board also approved an amendment to Mr. Owen's employment agreement, dated February 10, 2005, as amended January 1, 2009 and March 12, 2009, pursuant to which his annual base compensation was increased from $382,875 to $450,000. On July 30, 2010, the Compensation Committee approved annual base salary increases to each of Messrs. Sanger, Owen, and Zimmerman in the amount of 3.0% of their respective base salaries, at approximately the same time that a large number of management employees received an annual base salary merit increase up to approximately 3.0% of the previous year's salary.

        In 2008, Mark Bruning received a salary increase in connection with his promotion to Executive Vice President of AMR. Subsequently, Mr. Bruning was promoted to President of AMR on May 4, 2009, and we approved an increase in Mr. Bruning's annual base salary from $350,000 to $400,000. The Compensation Committee did not formally review these compensation packages as Mr. Bruning was not subject to the Executive Officer Evaluation and Compensation Plan. Mr. Sanger, as the officer to whom Mr. Bruning reports, constructed the compensation packages following an internal survey of the prevailing market standard for salaries at their respective positions. Mr. Sanger apprised the Compensation Committee of the proposed packages at that time. Mr. Ratton's annual salary was set and reviewed by Mr. Sanger and is currently at $315,275.

        Mr. Bruning and Mr. Ratton also each received a salary increase of 3.0%, although their salary increases were determined by the Company pursuant to its standard management merit increase process rather than by the Compensation Committee.

        Effective with respect to the period beginning on the closing date of the Merger, the base salaries of Mr. Owen and Mr. Bruning under their employment agreements were increased to $505,000 and $515,000, respectively. See "—Key Changes in Expected Compensation Following the Merger—Employment Agreements."

Short-Term Incentives for the Chief Executive Officer, Chief Financial Officer and President of EmCare

        The named executive officers' employment agreements provide that each executive will be able to participate in a short-term incentive plan, under which payment is based upon performance targets to be established each year by the board of directors or the Compensation Committee.

        In March 2010, the Compensation Committee established our fiscal year 2010 performance targets. These targets were based on the Compensation Committee's requirement that our 2010 Adjusted EBITDA achieve a specified percentage increase over the 2009 Adjusted EBITDA target before bonuses were awarded to the applicable named executive officers. We defined Adjusted EBITDA consistently with the Adjusted EBITDA measure used in our prior periodic filings with the SEC, which is net income before equity in earnings of unconsolidated subsidiary, income tax expense, loss on early debt extinguishment, interest and other income, realized gain (loss) on investments, interest expense, and depreciation and amortization. Under the terms of the Executive Officer Evaluation and Compensation Plan, awards are based on an incentive "pool" created by the difference between our current year Adjusted EBITDA and our Adjusted EBITDA for the prior year, provided that our current year Adjusted EBITDA reached a pre-determined threshold.

        In March 2011, following the audit and release of our year-end financial statements for 2010, the Compensation Committee determined that the threshold level of Adjusted EBITDA had not been achieved for 2010, and therefore no cash awards were paid to officers under the Executive Officer Evaluation and Compensation Plan.

        Under the terms of the Executive Officer Evaluation and Compensation Plan, the performance measures are not individualized for each of Messrs. Sanger and Owen, but rather align the annual bonus compensation of these named executive officers as a group with the performance of the Company as a whole. There was no individualized performance review process for Messrs. Sanger and Owen in the granting of bonus awards for services provided in the previous fiscal years; however, the Compensation Committee had the discretion to consider individual performance when determining bonus awards and targets, including individual percentages for 2010. Because the bonuses were based on meeting Company financial targets and did not provide for upward or downward adjustment based on individual performance, there was no guarantee that any of these named executive officers would receive a bonus, and there was also no minimum, target or maximum predetermined aggregate dollar amount that these named executive officers could receive. Bonus awards for Messrs. Zimmerman and Bruning are partially determined pursuant to the Executive Officer Evaluation and Compensation Plan and partially based on individualized performance measures.

        The Compensation Committee has historically believed that Adjusted EBITDA is the appropriate measure to align the interests of management with the interests of the Company, in part because the Compensation Committee recognizes the prevalence of Adjusted EBITDA as a measure of our financial performance among outside financial analysts and investors and in part because it represents what we have historically believed to be the best measure of our profitability. The current Compensation Committee has not reviewed measures for fiscal year 2011 or 2012.

Short-Term Incentives for the Other Named Executive Officers

        Under the MEIP, which is currently available to approximately 1,700 employees of the Company and its subsidiaries, participants are eligible to receive a percentage of their target bonus if we and, as applicable, the participant's business segment or operations unit, meets a predetermined Adjusted EBITDA threshold for the fiscal year established by the Compensation Committee. The Compensation Committee typically approves the MEIP threshold in an amount approximately commensurate with our earnings targets for the applicable fiscal year. Accordingly, each participant's potential bonus is adjusted up or down on a sliding percentage scale depending on whether the Adjusted EBITDA meets or exceeds the MEIP threshold, in addition to certain other factors based on the participants' department targets and fulfillment of individual and strategic goals. Historically, in order to achieve 100% or more of an executive's target bonus, we would need to exceed the fiscal year Adjusted EBITDA targets.

        Mr. Bruning participates in the MEIP and Mr. Sanger, as the executive officer to whom Mr. Bruning reports, sets Mr. Bruning's target objectives on an annual basis in accordance with the MEIP. These target objectives are generally linked to our strategic plan. Awards under the MEIP are generally paid in cash in a lump sum during the fiscal year following the year in which performance was measured, although the MEIP allows the Company to pay smaller portions in quarterly amounts during the fiscal year in which performance was measured (provided that the Adjusted EBITDA for the quarter was on the budgeted target to meet the annual MEIP threshold). We determined that the annual MEIP threshold level of Adjusted EBITDA had not been achieved for 2010 and, accordingly, Mr. Bruning did not receive any cash award under the MEIP for 2010 other than $26,250 in quarterly bonus payments that had been paid over the course of 2010.

        As the Senior Vice President of Mergers and Acquisitions, Mr. Ratton participates in our Mergers and Acquisitions Incentive Plan (the "M&A Plan"). The M&A Plan is designed to compensate members of our M&A Department based on the successful completion of our acquisitions. Under the terms of the M&A Plan, Mr. Ratton receives a bonus payment on a sliding scale based on the projected profitability of each acquired company. The bonus payment is equal to (i) 0.75% of Mr. Ratton's base salary for each $1 million of projected year one revenue of the acquired company if the projected margin is below 10%, (ii) 1% of Mr. Ratton's base salary for each $1 million of projected year one revenue of the acquired company if the projected margin is between 10% and 15%, and (iii) 1.25% of Mr. Ratton's base salary for each $1 million of projected year one revenue of the acquired company if the projected margin is above 15%. 75% of Mr. Ratton's bonus amount for any given transaction is paid following the closing based upon the projected results, with an amount up to the remaining 25% paid after one year if the acquired company's financial results met or exceeded initial projections. No adjustment is made if the acquired company's financial results were below projections.

Long-Term Incentives

        We granted options to officers and other employees in fiscal 2010 under the Amended and Restated Long-Term Incentive Plan in order to align the interests of our officers and employees with the interests of shareholders and thereby provide an incentive to the officers and employees to increase shareholder value. None of the options granted under the Amended and Restated Long-Term Incentive Plan remain outstanding following the Merger.

Other Compensation Elements

        We provide officers and other employees with certain benefits to protect an employee and his or her immediate family in the event of illness, disability or death. The named executive officers are eligible for health and welfare benefits available to all our eligible employees during active employment on the same terms and conditions, as well as basic life insurance and accidental death coverage. Mr. Sanger also receives full reimbursement from the Company for his health plan.

        We do not have a pension plan for employees or executives. Substantially all salaried employees, including the named executive officers, are eligible to participate in our 401(k) savings plans. We maintain four defined contribution plans for eligible employees. Employees were allowed to contribute to these plans a maximum of 40% of their compensation up to a maximum of $16,500 ($22,000 for employees aged 50 and over) in 2010. In general, we match the contribution up to a maximum of 3% on the first 6% of the employee's salary per year, depending on the plan.

        In addition to the health and welfare benefits generally available to all salaried, full-time employees, we also provide each of Messrs. Sanger, Owen and Zimmerman with an annual auto allowance of $14,400, and certain related operating and auto insurance expenses. In addition, we provide Mr. Bruning with an annual auto allowance of $9,000, all as further described in the footnotes to the Summary Compensation Table. In addition, we provide Messrs. Sanger and Owen with supplemental life insurance beyond the level of coverage offered generally to employees. These auto expenses and supplemental life insurance provisions are pursuant to contractual negotiations between the Company and these named executive officers.

        We allow named executive officers to use our corporate aircraft for personal travel, provided that such use would not conflict with a corporate objective at that time. In 2010, all personal use of the Company aircraft was reimbursed by the named executive officers following use and no incremental expense was incurred by the Company. Effective with respect to the period beginning on the closing date of the Merger, Mr. Sanger's employment agreement was modified to provide that the Company will bear the cost of up to 25 hours of personal use of a corporate aircraft by Mr. Sanger per calendar year.

Summary Compensation Table for Fiscal Years 2008, 2009 and 2010

        The following table sets forth the compensation of the Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers during fiscal year 2010 who were serving as executive officers of the Company at the end of fiscal year 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(i)	(j)
William A. Sanger	2008	937,421	1,402,610	—	—	58,440	2,398,471
President and Chief Executive Officer	2009	983,664	2,654,716	1,111,875	453,750	64,466	5,268,471
	2010	958,706	—	2,535,300	806,544	58,017	4,358,567
Randel G. Owen	2008	406,473	397,163	—	—	25,535	829,171
Executive Vice President and	2009	426,536	644,618	555,938	226,875	27,690	1,881,657
Chief Financial Officer	2010	440,356	—	1,056,375	336,060	24,863	1,857,654
Todd G. Zimmerman	2008	378,901	371,587	—	—	21,337	771,825
President of EmCare and Executive	2009	397,591	600,906	555,938	226,875	24,494	1,805,803
Vice President of the Company(4)	2010	512,953	—	1,408,500	448,080	57,566	2,427,099
Mark Bruning	2008	296,155	319,352	—	589,950	14,404	1,219,861
President of AMR	2009	396,158	297,526	370,625	151,250	19,177	1,234,736
	2010	406,377	26,250	704,250	224,040	17,577	1,378,494
Steve W. Ratton,	2008	—	—	—	—	—	—
Senior Vice President of the	2009	—	—	—	—	—	—
Company and Treasurer(5)	2010	312,877	465,525	394,380	125,462	7,350	1,305,594

(1)
Represents aggregate grant date fair value under ASC Section 718 of all restricted stock awards granted during a specified year. See Note 11 to our audited consolidated financial statements included elsewhere in this prospectus, for the assumptions made in determining these values. There were no forfeitures of restricted stock awards by our named executive officers in 2010.

(2)
Represents aggregate grant date fair value under ASC Section 718 of all option awards granted during a specified year. See Note 11 to our audited consolidated financial statements included elsewhere in this prospectus, for the assumptions made in determining these values. There were no forfeitures of options by our named executive officers in 2010. Further information regarding these awards is disclosed in the "Grants of Plan-Based Awards Table" in the Proxy Statements for the specified years. We no longer have performance vesting of our options, and the value therefore does not reflect any performance assumptions.

(3)
For Mr. Sanger, amount includes (a) an annual auto allowance, (b) the Company 401(k) match, (c) supplemental individual insurance expenses of $22,687 for 2008, $40,977 for 2009 and $33,692 for 2010, (d) expenses attributed in 2008 to Mr. Sanger for non-employees accompanying him on business travel on an aircraft in which we own a fractional interest (such costs are estimated by reviewing the cost of commercial alternatives for such flights) and (e) other expenses including auto maintenance and fuel expenses permitted pursuant to the terms of Mr. Sanger's employment agreement.

For Mr. Owen, amount includes (a) an annual auto allowance, (b) Company 401(k) match , (c) supplemental individual insurance expenses and (d) other expenses, including auto maintenance and fuel expenses permitted pursuant to the terms of Mr. Owen's employment agreement.

For Mr. Zimmerman, amount includes (a) an annual auto allowance, (b) Company 401(k) match, (c) insurance expenses of as permitted pursuant to the terms of Mr. Zimmerman's employment agreement, (d) auto maintenance and fuel expenses permitted pursuant to the terms of Mr. Zimmerman's employment agreement, (e) for 2010, cost of a lease of a corporate car in Dallas, Texas that Mr. Zimmerman uses and (f) for 2010, $30,845 for a lease of an apartment in Dallas, Texas that Mr. Zimmerman uses when working at EmCare's Dallas office.

  For Mr. Bruning, amount includes (a) an annual auto allowance, (b) Company 401(k) match, (c) insurance expenses, as permitted pursuant to the terms of Mr. Bruning's employment agreement and (d) for 2008 in ancillary hotel expenses incurred during business travel.

  For Mr. Ratton, amount includes (a) Company 401(k) match.

(4)
Mr. Zimmerman served as our General Counsel for the entirety of 2009 and until he was appointed President of EmCare effective April 1, 2010.

(5)
Mr. Ratton's compensation information is provided only with respect to 2010, since Mr. Ratton was not a named executive officer in 2008 or 2009.

Grant of Plan-Based Awards at End of Fiscal Year 2010

        The following table summarizes cash-based and equity-based awards for each of the named executive officers that were granted during fiscal year 2010 by the Company and its affiliates, none of which are outstanding following the Merger other than the options rolled over as described in "Treatment of Outstanding Options, Restricted Shares and RSUs in the Merger—Treatment of Options." For a description of how these and other outstanding awards were treated in the Merger, see "Treatment of Outstanding Options, Restricted Shares and RSUs in the Merger" below.

						All Other Option Awards: Number of Securities Underlying Options (#)
					All Other Stock Awards: Number of Shares of Stock or Units			Grant Date Fair Value of Stock and Option Awards ($)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards					Exercise or Base Price of Option Awards (Per Share)
Name	Grant Date	Threshold	Target	Maximum
William A. Sanger	May 18, 2010	—	—	—	45,000	45,000	56.34	3,341,844
Randel G. Owen	May 18, 2010	—	—	—	18,750	18,750	56.34	1,392,435
Todd G. Zimmerman	May 18, 2010	—	—	—	25,000	25,000	56.34	1,856,580
Mark E. Bruning	May 18, 2010	—	—	—	12,500	12,500	56.34	928,290
Steve W. Ratton	May 18, 2010	—	—	—	7,000	7,000	56.34	519,842

Employment Agreements and Severance Arrangements

        We entered into employment agreements with Messrs. Sanger, Owen and Zimmerman, each effective February 10, 2005, with Mr. Bruning on February 15, 2008 and with Mr. Ratton on August 4, 2005. The employment agreements for all named executive officers were amended effective January 1, 2009 to add language to ensure compliance with Section 409A of the Internal Revenue Code. The good reason events for termination of employment by the executive were amended in connection with the Merger. See "—Key Changes in Expected Compensation Following the Merger—CDRT Holding Corporation Stock Incentive Plan."

        Mr. Sanger's employment agreement has a five-year term, and was amended as of March 12, 2009 to provide that, following the expiration of his current employment term on February 10, 2010, his employment term will renew automatically for two additional three-year extensions (unless terminated prior to the expiration of the current employment term or the first renewal term in accordance with the provisions of Mr. Sanger's employment agreement).

        Mr. Owen's and Mr. Zimmerman's employment agreements were each also amended as of March 12, 2009 to provide for the immediate commencement of a new two-year term, with further two-year extensions until terminated in accordance with the terms of the agreements.

        In connection with Mr. Zimmerman's appointment as President of the Company's EmCare segment on April 1, 2010, we modified the terms of Mr. Zimmerman's employment agreement. Under the terms of the revised agreement, Mr. Zimmerman's salary annual base compensation was increased to $550,000.

        On May 18, 2010, the Board approved an amendment to Mr. Owen's Employment Agreement, and his annual base compensation was increased to $450,000. Following the Merger, Mr. Owen's employment agreement was amended to increase his base salary to $505,000.

        Mr. Bruning's employment agreement had an initial two-year term, and renews automatically for successive one-year terms unless either party gives notice at least 90 days prior to the expiration of the then current term. Mr. Bruning's employment agreement was amended in 2010 to extend his general severance provision to two years. Following the Merger, Mr. Bruning's employment agreement was amended to increase his base salary to $515,000 and his automobile allowance to $1,200 per month.

        Each named executive officer has the right to terminate his agreement on 90 days' notice, in which event he will be subject to the non-compete provisions described below, provided he receives specified severance benefits as set forth below.

        The Compensation Committee customarily reviews salaries of Messrs. Sanger, Owen and Zimmerman on an annual basis. The Company also reviews the salaries of Messrs. Bruning and Ratton on a periodic basis.

        The employment agreements include provisions for the payment of an annual base salary as well as the payment of a bonus based upon the achievement of performance criteria established by our board of directors or, in the case of Mr. Bruning, by our Chief Executive Officer. Mr. Ratton is not subject to a bonus plan but receives compensation from time to time upon closing corporate transactions, as described in "Short-Term Incentives for the Other Named Executive Officers." The base salary of Mr. Sanger is subject to annual review and adjustment and the base salaries of Messrs. Owen and Zimmerman are subject to annual review.

        If we terminate a named executive officer's employment without cause or any of them resigns after a change of control for one of several specified reasons, we have agreed to continue the executive's base salary and provide his benefits for a period of 24 months from the date of termination for Messrs. Sanger, Owen and Zimmerman and Bruning. These agreements contain non-competition and non-solicitation provisions pursuant to which the executive agrees not to compete with AMR or EmCare or solicit or recruit our employees for the 24-month period (and in some cases the 12-month period) from the date of termination. See "—Individual Termination/Change in Control Agreements."

Outstanding Equity Awards at End of Fiscal Year 2010

        The following table sets forth information concerning the number of unexercised Company stock options and restricted shares that had not vested and equity plan awards for each of the named executive officers as of December 31, 2010. For a description of how these and other outstanding awards were treated in the Merger, see "—Treatment of Outstanding Options, Restricted Shares and RSUs in the Merger."

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date(1)		Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units that Have Not Vested ($)
(a)	(b)	(c)	(e)	(f)		(g)	(h)
William A. Sanger	498,168	—	6.67	February 10, 2015	(2)
	9,375	28,125	29.65	March 12, 2019	(2)
	—	45,000	56.34	May 18, 2020	(2)
						70,000	4,522,700
Randel G. Owen	130,542	—	6.67	February 10, 2015	(2)
	4,688	14,062	29.65	March 12, 2019	(2)
	—	18,750	56.34	May 18, 2020	(2)
						31,250	2,019,063
Todd G. Zimmerman	39,117	—	6.67	February 10, 2015	(2)
	4,688	14,062	29.65	March 12, 2019	(2)
	—	25,000	56.34	May 18, 2020	(2)
						37,500	2,422,875
Mark E. Bruning	—	22,500	30.10	February 7, 2018	(2)(3)
	—	9,375	29.65	March 12, 2019	(2)
	—	12,500	56.34	May 18, 2020	(2)
						20,833	1,346,020
Steve W. Ratton	7,500	—	6.67	February 10, 2015	(2)
	62	4,688	29.65	March 12, 2019	(2)
	—	7,000	56.34	May 18, 2020	(2)
						11,167	721,500

(1)
All options terminate if not exercised, upon (i) a sale of our equity whereby any person other than existing equity holders as of the grant date acquire the voting power to elect a majority of our board of directors or (ii) a sale of all or substantially all of our assets. All unexercised options, whether vested or unvested, outstanding immediately prior to the effective time of the Merger were either (i) cancelled and the holder received, with respect to each such option, an amount in cash equal to the excess of $64.00 per share over the exercise price per share subject to the option or (ii) converted into options to acquire common stock of Holding which preserve the current terms with some enhancements.

(2)
The options with an expiration date of February 10, 2015 vested ratably on the first four anniversaries of February 10, 2005, the grant date, provided, that the exercisability of one-half of the options was conditioned upon meeting a specified performance target, which was met in February 2009. Therefore, all of these options were vested and exercisable as of the date of the Merger. The options with an expiration date of February 7, 2018, March 12, 2019 and May 18, 2020 granted to Mr. Bruning vested concurrently with the Merger. The options could have also expired earlier, in connection with termination of employment or certain corporate events.

(3)
The options could have also expired prior to their expiration date, February 7, 2018, in connection with termination of employment or certain corporate events.

Nonqualified Deferred Compensation

        In June 2010, we implemented a Deferred Compensation Plan. The Plan is an unfunded plan maintained primarily for the purpose of providing deferred compensation benefits for a select group of management or highly compensated employees at a level of Vice President or above, and is entirely voluntary to participants. We do not have any other defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

        The following table sets forth certain information with respect to nonqualified deferred compensation under the Deferred Compensation Plan for the year ended December 31, 2010.

Name	Executive Contributions in Last Fiscal Year ($)(1)	Company Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
William A. Sanger	—	—	—	—	—
Randel G. Owen	—	—	—	—	—
Todd G. Zimmerman	—	—	—	—	—
Mark Bruning	—	—	—	—	—
Steve W. Ratton	$12,126	—	$1	—	$12,127

(1)
Amounts in this column include base salary and bonus that was deferred and are also included in "Salary" and/or "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table.

(2)
The aggregate earnings represent the market value change of the Deferred Compensation Plan during fiscal year 2010. Because the earnings are not preferential or above-market, they are not included in the Summary Compensation Table.

Potential Payments Upon Termination or Change-in-Control

        The information below describes and quantifies certain compensation that would have become payable to the named executive officers under plans in existence at the end of fiscal year 2010 and the executives' respective employment agreements if the named executive officers' employment had been terminated on December 31, 2010, given the named executive officer's compensation and service levels as of such date and, where applicable, based on our closing stock price on that date. These benefits are in addition to benefits available generally to salaried employees, such as distributions under our 401(k) savings plans, disability benefits and accrued vacation benefits.

        Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, our stock price and the executive's age. None of the named executives were eligible to receive immediate Company retirement benefits as of December 31, 2010.

Name	Severance (Salary) ($)	Severance (Bonus) ($)(1)		Acceleration of Vesting of Time-Based Option Awards ($)(2)	Acceleration of Vesting of Performance-Based Option Awards ($)	Acceleration of Vesting of Performance-Based Restricted Stock Awards ($)(3)	Other Benefits ($)
William A. Sanger	1,951,298	—		1,355,400	—	4,522,700	67,383	(4)
Randel G. Owen	927,000	—		646,670	—	2,019,063	25,868	(4)
Todd G. Zimmerman	1,133,000	—		698,358	—	2,422,875	22,338	(4)
Mark E. Bruning(5)	824,000]	—		1,207,600]	—	1,346,020	—
Steve W. Ratton, Jr.	315,275	103,076	(6)	221,782	—	721,500	10,687	(7)

(1)
The executives are entitled to a pro rata percentage of their bonus at termination, where the numerator is the full number of months of the bonus period served and the denominator is 12. For purposes of this calculation, we have assumed that the executive was terminated at December 31, 2010 which was the end of the 2010 bonus period. This bonus payment could vary significantly in future years, as there is no minimum or maximum bonus set for the named executive officers.

(2)
These numbers represent the value of the executive's unvested options governed by time-based measures that would have automatically vested upon a change in control or upon termination without cause at December 31, 2010. The value assumes exercise of all such shares at $64.61(the closing price of our stock on the NYSE on December 31, 2010, which was the last trading day of our fiscal year) minus the value of the same number of shares multiplied by the exercise price of such shares set forth above in the table entitled "Outstanding Equity Awards at End of Fiscal Year 2010." None of these options are outstanding following the Merger other than the options that were rolled over into options to purchase Holding common stock. Such options are now fully vested.

(3)
These numbers represent the value of the executive's unvested shares of restricted stock governed by time-based measures that would have automatically vested upon a change in control or upon termination without cause at December 31, 2010. The value assumes, for all named executive officers, lapse of restrictions on all such shares at $64.61 (the closing price of our stock on the NYSE on December 31, 2010, which was the last trading day of our fiscal year).

(4)
Upon termination, the executive is entitled to medical, dental and group life insurance for a period of 24 months.

(5)
Mr. Bruning's severance (salary) would be payable only upon a termination without cause and not upon a change-in-control.

(6)
Mr. Ratton's severance (bonus) represents the amount that would have been payable as of December 31, 2010 under the M&A Plan if all of the mergers and acquisitions in 2010 would have achieved the financial milestones required for Mr. Ratton to receive the portion of his bonus payable after the first full year after closing of such transactions.

(7)
Upon termination, Mr. Ratton is entitled to medical, dental and term life insurance for a period of 12 months.

Individual Termination/Change-in-Control Arrangements.

        The following is a summary of the termination and change-in-control provisions of the employment agreements of our named executive officers during fiscal year 2010 unless specifically noted. Such provisions were not the result of a wealth accumulation analysis applied by the Company, but rather the result of negotiations with each such named executive officer. The "good reason" events for termination of employment by the executive have been modified in connection with the Merger. See "—Key Changes in Expected Compensation Following the Merger—CDRT Holding Corporation Stock Incentive Plan."

        William A. Sanger.    If the Company terminates Mr. Sanger's employment without cause, it shall pay him his base salary of a period of 24 months following such termination and shall to provide him with a lump sum cash payment equivalent to the value of medical, dental and term life insurance for such period. Additionally, if the performance targets for that year have been met, Mr. Sanger will be entitled to a pro rata portion of his bonus, and all time-governed options owned by Mr. Sanger shall immediately vest and become exercisable. Mr. Sanger may terminate his employment under certain circumstances following a change in control of the Company. Upon such termination, Mr. Sanger will be entitled to the same severance benefits as if he had been terminated by the Company without cause. Mr. Sanger has agreed that for the term of his employment and a period of 24 months thereafter, he will not engage in certain competitive activities with respect to the Company. Mr. Sanger may also terminate his employment for any reason upon 90 days' written notice to the Company. The Company may waive such notice, in whole or in part, upon immediate payment to Mr. Sanger of his base salary for such portion of the notice period that is waived. Upon such termination, the Company may elect to pay Mr. Sanger his base salary for a period of 24 months following such termination as consideration for his agreement not to compete for that period of time. Such payment upon termination will be paid on regularly scheduled payroll dates and is not payable in a lump sum. In March 2009, the Board determined that the performance measure applicable to the options granted to Mr. Sanger in February 2005 had been met in accordance with the applicable agreements. Upon the occurrence of a liquidity event (including the Merger), all of Mr. Sanger's unvested options and restricted shares will become fully vested and exercisable. At the effective date of the Merger, all of Mr. Sanger's unvested options and restricted shares became fully vested and exercisable.

        Randel G. Owen.    Either Mr. Owen or the Company may terminate without cause by providing the other with 90 days' prior written notice. If termination is by Mr. Owen, the Company may waive such notice, in whole or in part, upon immediate payment to Mr. Owen of his base salary for such portion of the notice period that is waived. Upon such termination, the Company may elect to pay Mr. Owen his base salary for a period of 24 months following such termination as consideration for his agreement not to compete for that period of time. If Mr. Owen is terminated by the Company without cause or if he chooses to terminate in the event of a material breach by the Company which continues for more than thirty days following notice to the Company of such breach, he will be entitled to receive all salary earned up to the date of termination and his base salary of a period of 24 months following such termination and the Company shall continue to provide him with medical, dental and term life insurance for such period. Such payment upon termination will be paid on regularly scheduled payroll dates and is not payable in a lump sum. Additionally, if the performance targets for that year have been met, Mr. Owen will be entitled to a pro rata portion of his bonus. If Mr. Owen elects to terminate his employment following a change in control of the Company he will be entitled to the severance payments, medical, dental and term life insurance benefits described above. In March 2009, the Board determined that the performance measure applicable to the options granted in February 2005 had been met in accordance with the applicable agreements. Upon the occurrence of a liquidity event (including the Merger), all of Mr. Owen's unvested options and restricted shares will become fully vested and exercisable. At the effective date of the Merger, all of Mr. Owen's unvested options and restricted shares became fully vested and exercisable.

        Todd G. Zimmerman.    The Company or Mr. Zimmerman may terminate may terminate his employment without cause by providing the other with 90 days' prior written notice. If termination is by Mr. Zimmerman, the Company may waive such notice, in whole or in part, upon immediate payment to Mr. Zimmerman of his base salary for such portion of the notice period that is waived. Upon such termination, the Company may elect to pay Mr. Zimmerman his base salary for a period of 24 months following such termination as consideration for his agreement not to compete for that period of time. If Mr. Zimmerman is terminated by the Company without cause or if he chooses to terminate in the event of a material breach by the Company which continues for more than thirty days following notice to the Company of such breach, he will be entitled to receive all salary earned up to the date of termination and his base salary of a period of 24 months following such termination and the Company shall continue to provide him with medical, dental and term life insurance for such period. Such payment upon termination will be paid on regularly scheduled payroll dates and is not payable in a lump sum. Additionally, if the performance targets for that year have been met, Mr. Zimmerman will be entitled to a pro rata portion of his bonus. If Mr. Zimmerman elects to terminate his employment following a change in control of the Company he will be entitled to the severance payments, medical, dental and term life insurance benefits described above. If Mr. Zimmerman does not receive severance benefits upon termination of his employment with the Company, his obligation not to engage in certain competitive activities shall only be for 12 months following termination. In March 2009, the Board determined that the performance measure applicable to the options granted in February 2005 had been met in accordance with the applicable agreements. Upon the occurrence of a liquidity event (including the Merger), all of Mr. Zimmerman's unvested options and restricted shares will become fully vested and exercisable. At the effective date of the Merger, all of Mr. Zimmerman's unvested options and restricted shares became fully vested and exercisable.

        Mark E. Bruning.    The Company or Mr. Bruning may terminate his employment without cause by providing the other with 90 days' prior written notice. If Mr. Bruning is terminated by the Company without cause, he will be entitled to receive all salary earned up to the date of termination and his base salary of a period of 24 months following such termination. Such payment upon termination will be paid on regularly scheduled payroll dates and is not payable in a lump sum. Mr. Bruning's employment agreement does not confer any rights or benefits upon a change of control. Pursuant to Mr. Bruning's equity agreements, however, at the effective date of the Merger, all of Mr. Bruning's unvested options and restricted stock became fully vested and exercisable.

        Steve W. Ratton, Jr.    The Company or Mr. Ratton may terminate his employment without cause by providing the other with 90 days' prior written notice. If the Company terminates Mr. Ratton without cause, or if Mr. Ratton elects to terminate his employment for good reason following a change in control of the Company, he will be entitled to receive all salary earned to the date of termination and his base salary for a period of 12 months following such termination, and the Company is required to continue to provide him with medical, dental and term life insurance for the 12-month period. The salary continuation is payable on regularly scheduled payroll dates. Mr. Ratton's employment agreement contains non-competition and non-solicitation provisions pursuant to which he agrees not to compete with the Company, or solicit or recruit our employees, for the 24-month period following termination of his employment. At the effective date of the Merger, all of Mr. Ratton's unvested options and restricted shares became fully vested and exercisable.

Director Compensation for Fiscal Year 2010

        In 2010, we provided the following compensation to members of our board of directors other than Messrs. Sanger and Le Blanc. For a description of how these and other outstanding awards were treated in the Merger. See "—Treatment of Outstanding Options, Restricted Shares and RSUs in the Merger."

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Kevin E. Benson	58,500	133,000	191,500
Steven B. Epstein	58,500	133,000	191,500
Paul B. Iannini, M.D.	58,500	133,000	191,500
James T. Kelly	58,500	133,000	191,500
Leonard M. Riggs, Jr., M.D.	33,500	82,948	116,448
Michael L. Smith	62,500	133,000	195,500

(1)
Each non-employee director then serving on the Board received a grant on May 18, 2010 of RSUs with a grant date fair value of $133,000 (2,325 shares). These shares vested upon closing of the Merger. In the event the Merger was not consummated, such shares would have vested on the date of the 2011 annual meeting of the Board immediately prior to the election of directors, as each director attended at least 75% of board and committee meetings held in 2010. Dr. Riggs was elected to the Board on July 30, 2010, and received a pro-rated RSU grant in the amount of 1,854 shares upon his election. The table shows the expense that will be recognized by the Company for the RSUs for each director's stock award. As of December 31, 2010, each of Messrs. Epstein, Kelly and Smith and Dr. Iannini had 20,193 RSUs outstanding, Mr. Benson had 7,717 RSUs outstanding and Dr. Riggs had 1,854 RSU outstanding.

Director Compensation Following the Merger

        The members of our board of directors are Messrs. Schnall, Giuriceo, Williams, Smith, Owen and Sanger, Ms. Burt and Dr. Riggs. Mr. Williams is paid an annual fee of $500,000, payable in quarterly installments, for his services as the non-executive Chairman of the board of directors of Holding and EMSC. In addition, in September 2011, Mr. Williams received a grant of options to purchase shares of Holding common stock under the Holding Stock Incentive Plan. These options will vest in five equal installments, with the first installment vesting on December 31, 2011 and the remaining installments vesting on December 31st of the four subsequent calendar years, subject to the continued provision of services by Mr. Williams to Holding. Mr. Williams also has an investment in the CD&R Advisor Co-Investor fund.

        Ms. Burt is paid an annual fee of $150,000 for her service as a member of our board of directors. Dr. Riggs is paid an annual fee of $150,000 for his service as a member of our board of directors plus an additional $10,000 per year for acting as the Chairman of our Compliance Committee. Mr. Smith is paid an annual fee of $150,000 for his service as a member of our board of directors plus an additional $10,000 per year for acting as the Chairman of our Audit Committee.

        In addition, each of Mr. Smith, Ms. Burt and Dr. Riggs are expected to be given the opportunity to purchase up to $250,000 of shares of Holding common stock, and will also be given the opportunity to receive their director fees as restricted stock units covering shares of Holding common stock.

        In addition, EMSC will reimburse Ms. Burt, Dr. Riggs and Mr. Smith for first-class air travel expenses or $3,500 per hour for private aircraft expenses incurred in connection with travel to EMSC board meetings. Reimbursement for private aircraft expenses will be capped at $75,000 per year per director.

        We do not pay any additional remuneration to any of our other directors who are either our officers or principals or employees of CD&R. However, all such directors are reimbursed for reasonable travel and lodging expenses incurred to attend meetings of our board of directors or a committee thereof.

        We entered into indemnification agreements with each of our directors. Under those agreements, we agreed to indemnify each of these individuals against claims arising out of events or occurrences related to that individual's service as our agent or the agent of any of our subsidiaries to the fullest extent legally permitted.

Treatment of Outstanding Options, Restricted Shares and RSUs in the Merger

  Treatment of Restricted Shares

        Upon completion of the Merger, each restricted share became fully vested and was cancelled and extinguished with the holder thereof entitled to receive $64.00 for each such restricted share.

  Treatment of RSUs

        Upon completion of the Merger, each RSU became fully vested and was cancelled and extinguished with the holder thereof entitled to receive $64 for each share of Company common stock subject to such RSU.

  Treatment of Options

        Upon completion of the Merger, the named executive officers and other key employees had the following options with respect to the treatment of their options to purchase shares of Company common stock: each option was either (1) cancelled, with the holder thereof entitled to receive a cash payment of the excess of $64.00 over the exercise price per share subject to the option or (2) converted into a fully vested and exercisable option to purchase shares of Holding common stock on the same terms and conditions as were then applicable under such option and such other terms and conditions as may be mutually agreed by the holder of the option and Holding. The named executive officers collectively converted 478,438 options to purchase shares of Company common stock into options to purchase shares of Holding common stock, all of which are fully vested and exercisable. Holding also granted matching options for each option rolled over by an executive or other key employee, as well as standalone options which were based on an employee's position within the Company.

        The following table sets forth information concerning the value of options that were rolled over by the named executive officers and the value of matching options or standalone options that were granted in connection with the Merger:

Name	Value of Options Rolled Over ($)(1)	Value of Matching Options ($)(1)	Value of Position Options ($)(1)	Total Option Value at Merger Closing ($)
William A. Sanger	11,999,980.89	35,999,942.67	0	47,999,923.56
Randel G. Owen	4,999,951.92	11,249,891.82	300,000.00	16,549,842.74
Todd G. Zimmerman	2,499,996.51	5,624,992.15	300,000.00	8,424,988.66
Mark E. Bruning	1,180,531.25	2,656,195.31	300,000.00	4,136,726.56
Steve W. Ratton, Jr.	599,993.20	899,989.80	150,000.00	1,649,983.00

(1)
Represents aggregate fair value as of the date of the Merger, using the per share price paid by the CD&R Affiliates as fair market value.

Key Changes in Compensation Following the Merger

        The following summarizes certain key changes to compensation that we provided to each of our named executive officers after the Merger.

  Employment Agreements

        The employment agreements of Messrs. Sanger, Owen and Bruning were amended concurrently with the Merger. Mr. Sanger's employment agreement was amended to provide him with 25 hours of personal travel on a corporate aircraft, with the Company bearing the full cost of such personal travel. Mr. Owen's employment agreement was amended to increase his base salary to $505,000. Mr. Bruning's employment agreement was amended to increase his base salary to $515,000 and his automobile allowance to $1,200 per month. In addition, the "good reason" events for termination of employment by the executive was modified as described in "—CDRT Holding Corporation Stock Incentive Plan."

  CDRT Holding Corporation Stock Incentive Plan

        On May 23, 2011, the Board of Directors of Holding adopted the CDRT Holding Corporation Stock Incentive Plan (the "Holding Stock Incentive Plan"), which provides for stock purchases, and grants of other equity awards including stock options, restricted stock, and restricted stock units, to officers and other key employees of Holding and its subsidiaries. There were 1,129,901 options granted in connection with the Merger as a result of options rolled over by executives and other key employees and other options granted to the executives and other key employees. Mr. Sanger holds 825,832 options, Mr. Owen holds 291,442 options, Mr. Zimmerman holds 139,190 options, Mr. Bruning holds 90,566 options, and Mr. Ratton holds 29,551 options. The options that were rolled over by the named executive officers are vested and fully exercisable. The new options that were granted vest in five equal installments, with the first installment vesting on December 31, 2011 and the remaining installments vesting on December 31st of the four subsequent calendar years, subject to the continued employment of the employees holding such options.

        Under the Holding Stock Incentive Plan, an executive's unvested stock options are canceled upon the termination of his or her employment, except for terminations due to death or disability. Upon death or disability, unvested stock options vest and remain exercisable for the period specified below. In the case of a termination for "cause" (as defined in the Holding Stock Incentive Plan), the executive's unvested and vested stock options (other than options the executive rolled over as part of the Merger) are canceled as of the effective date of the termination. Following a termination of the executive's employment other than for "cause," vested options (other than options the executive rolled over as part of the Merger) are canceled unless the executive exercises them within 90 days (180 days if the termination was due to death, disability, or retirement) or, if sooner, prior to the options' normal termination date.

        If Holding experiences a "change in control" (as defined in the Holding Stock Incentive Plan), options will generally accelerate and be canceled in exchange for a cash payment equal to the change in control price per share minus the exercise price of the applicable option, unless the Board of Directors of Holding elects to allow alternative awards lieu of acceleration and payment.

        The definition of "Good Reason" set out in the Holding Stock Incentive Plan replaces the equivalent definition in the named executive officers' employment agreements pursuant to an employee stock option agreement that we entered into with the executives. Under the Holding Stock Incentive Plan, the definition of "Good Reason" means any of the following:

          (a)   a material diminution of the executive's annual base salary from the annual base salary in effect at the Effective Date (as defined in the Holding Stock Incentive Plan);

          (b)   a material diminution in the executive's title, authority, duties or responsibilities from those as in effect immediately following the Effective Date (and after giving effect to the fact that the Company is no longer a public company), except that the following shall not constitute Good Reason: (i) the appointment of a Chairman or Executive Chairman of the Board; and (ii) changes in lines of reporting into the executive's position adopted in good faith as part of a bona fide restructuring of the businesses of Holding and its subsidiaries;

          (c)   the relocation of the executive's principal place of business to a location more than seventy-five miles from the location as in effect at the Effective Date; or

          (d)   a material breach by Holding or any of its affiliates of any written agreement between the executive, on the one hand, and Holding or any of its affiliates on the other hand.

        Prior to terminating employment for Good Reason, an executive must provide the Company with notice of the occurrence of a "Good Reason event" and the Company shall have 15 days to cure such conduct which is alleged to be a Good Reason for termination.

  2011 Management Equity Offering

        Our named executive officers and other key employees were given the opportunity to invest in Holding by purchasing shares of Holding common stock at a price of $64 per share, the current fair market value of Holding's common stock (the "Management Offering"). In addition, Holding granted matching options at an exercise price of $64 per share for each share of Holding common stock purchased by an executive or key employee in the offering. The Management Offering closed in September 2011.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        Holding owns, through Parent, 100% of the common stock of the Company. The CD&R Affiliates own 96.4% of outstanding shares of Holding common stock, and EMSC management owns the remaining 3.6% of outstanding shares of Holding common stock through the Management Rollover Investment and giving effect to the shares of Holding common stock to be issued pursuant to the Management Offering.

        The following table sets forth information as of September 23, 2011 with respect to the ownership of Holding common stock by:

  •
  each person known to own beneficially more than five percent of Holding common stock,

  •
  each of our directors,

  •
  each of the executive officers named in the Summary Compensation Table appearing under "Executive Compensation", and

  •
  all of our executive officers and directors as a group.

        The amounts and percentages of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

        Except as otherwise indicated in the footnotes to the table, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

Name of beneficial owner	Number of shares beneficially owned	Percent of class (%)
CD&R Affiliates(1)(6)	13,860,168	96.4
William A. Sanger(2)(3)(4)	263,333	1.8
Randel G. Owen(2)(3)(4)	110,974	*
Todd G. Zimmerman(2)(4)	46,611	*
Mark E. Bruning(2)(4)	44,375	*
Steve Ratton, Jr.(2)(4)	13,145	*
Richard J. Schnall(3)(5)(6)	—	*
Kenneth A. Giuriceo(3)(5)(6)	—	*
Ronald A. Williams(3)(5)(6)	—	*
Carol J. Burt(2)(3)(4)	—	*
Leonard Riggs, Jr., M.D.(2)(3)(4)	—	*
Michael L. Smith(2)(3)(4)	—	*
All executive officers and directors, as a group (16 persons)(1)(7)	516,725	3.6

*
Less than one percent.

(1)
Represents shares of Holding common stock held by the CD&R Affiliates as follows: (i) 7,031,250 shares of Holding common stock held by Clayton, Dubilier & Rice Fund

  VIII, L.P.; (ii) 6,793, 319 shares of Holding common stock held by CD&R EMS Co-Investor, L.P.; (iii) 26,536 shares of Holding common stock held by CD&R Advisor Fund VIII Co-Investor, L.P.; and (iv) 9,063 shares of Holding common stock held by CD&R Friends and Family Fund VIII, L.P. CD&R Associates VIII, Ltd., as the general partner of each of the CD&R Affiliates, CD&R Associates VIII, L.P., as the sole stockholder of CD&R Associates VIII, Ltd., and CD&R Investment Associates VIII, Ltd., as the general partner of CD&R Associates VIII, L.P., may each be deemed to beneficially own the shares of Holding common stock held by the CD&R Affiliates. CD&R Investment Associates VIII, Ltd. is managed by a three-person board of directors, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. Joseph L. Rice, III, Donald J. Gogel and Kevin J. Conway, as the directors of CD&R Investment Associates VIII, Ltd., may be deemed to share beneficial ownership of the shares of Holding common stock shown as beneficially owned by the CD&R Affiliates. Such persons disclaim such beneficial ownership. Each of CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd. disclaims beneficial ownership of the shares of Holding common stock held by the CD&R Affiliates.

(2)
The business address for these persons is c/o Emergency Medical Services Corporation, 6200 S. Syracuse Way, Suite 200, Greenwood Village, CO 80111.

(3)
Member of EMSC's board of directors.

(4)
Named executive officers. Represents options to purchase shares of Holding common stock which are currently exercisable or which will become exercisable within sixty days.

(5)
Does not include 13,860,168 shares of Holding common stock held by the CD&R Affiliates. Messrs. Schnall, Giuriceo and Williams are directors of EMSC, Messrs. Schnall and Giuriceo are financial partners of CD&R and Mr. Williams is an operating advisor to CD&R Fund VIII. They each disclaim beneficial ownership of the shares of Holding common stock held by the CD&R Affiliates.

(6)
The business address for these persons is c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, 18th Floor, New York, New York 10152.

(7)
Includes 3,845 shares of Holding common stock to be issued pursuant to the closing of the Management Offering and 512,880 options to purchase shares of Holding common stock which are currently exercisable or which will become exercisable within sixty days.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Post-Merger Relationships and Related Party Transactions

  Consulting Agreement

        Upon the closing of the Merger, Holding and EMSC entered into a consulting agreement (the "Consulting Agreement") with CD&R, pursuant to which CD&R provides Holding and its subsidiaries with financial, investment banking, management, advisory and other services. Under the Consulting Agreement, Holding, or one or more of its subsidiaries, will pay CD&R an annual fee of $4.5 million for such services, plus expenses. Also, Holding, or one or more of its subsidiaries, will pay to CD&R a fee equal to 1.0% of the transaction value of certain types of transactions completed by Holding or one or more of its subsidiaries, plus expenses, or such lesser amount as CD&R and Holding may agree. In addition, CD&R received a fee of $40 million, plus expenses, for certain financial, investment banking, management advisory and other services for Holding performed by CD&R prior to the closing of the Merger.

  Indemnification Agreements

        Upon the closing of the Merger, Holding and EMSC entered into separate indemnification agreements with (i) CD&R and the CD&R Affiliates (the "CD&R Entities") and (ii) the directors of Holding and EMSC.

        Under the indemnification agreement with the CD&R Entities, Holding and EMSC, subject to certain limitations, jointly and severally agreed to indemnify the CD&R Entities and certain of their affiliates against certain liabilities arising out of performance of the Consulting Agreement and certain other claims and liabilities. Under the indemnification agreements with their directors, Holding and EMSC, subject to certain limitations, jointly and severally agreed to indemnify their directors against certain liabilities arising out of service as a director of Holding and its subsidiaries.

        Our executive employment agreements include indemnification provisions. Under those agreements, we agree to indemnify each of these individuals against claims arising out of events or occurrences related to that individual's service as our agent or the agent of any of our subsidiaries to the fullest extent legally permitted. In January 2011, we entered into new indemnification agreements with each of our directors prior to the Merger and all of our named executive officers, with the exception of Mr. Ratton, and certain other key management employees.

  Transactions with CD&R Affiliates

        We utilize the services of companies that are affiliated with CD&R from time to time in the ordinary course of business. We currently are party to one agreement with a CD&R affiliate that exceeds $120,000, as described below.

        On November 25, 2008, we entered into a corporate account agreement ("Corporate Account Agreement") with The Hertz Corporation ("Hertz"), pursuant to which we have agreed to spend a minimum total amount of $460,000 per year for the rental of cars from Hertz and its subsidiaries and licensees. Hertz agreed to provide corporate rates or discounts to us and our employees on such rentals, subject to certain limitations. The agreement had an initial one-year term, and renews automatically until terminated by either party. Investment funds associated with CD&R beneficially own more than 10% of Hertz Global Holdings, the top-level holding company of Hertz, and three of the directors of Hertz Global Holdings are executives of CD&R.

Pre-Merger Relationships and Related Party Transactions

  Management Fee Agreement with Onex Partners Manager LP

        We were party to a management agreement dated February 10, 2005 with Onex Partners Manager LP, or Onex Manager, a wholly-owned subsidiary of Onex Corporation. In exchange for an annual management fee of $1.0 million, Onex Manager provided us with consulting and management advisory services for corporate finance and strategic planning and such other management areas to which the parties agreed. We also reimbursed Onex Manager for out-of-pocket expenses incurred in connection with the provision of services pursuant to the agreement, and we reimbursed Onex Manager for out-of-pocket expenses incurred in connection with our acquisition of AMR and EmCare. Pursuant to this management agreement, we paid Onex Manager $1.0 million in each of the years ended December 31, 2008, 2009 and 2010. Upon the consummation of the Merger, this management agreement was terminated.

  Relationship with Law Firm

        Steven B. Epstein, who was one of our directors and was a member of certain committees prior to the consummation of the Merger, including the compliance committee of the board of directors, is a founding member and the senior healthcare law partner in the Washington, D.C. firm of Epstein, Becker & Green, P.C., or EBG. EBG provided healthcare-related legal services to Onex in connection with its acquisition of AMR and EmCare. Furthermore, as part of its legal services, EBG had been retained to provide legal representation to the Company on various matters, including in connection with a previously disclosed United States Department of Justice subpoena relating to the operations of certain AMR affiliates in New York. We paid EBG $1,364,778, $1,933,201 and $1,817,456 for legal services rendered in each of 2008, 2009 and 2010, respectively.

  Transaction with Onex-Controlled Entity

        The Company's subsidiary, AMR, on behalf of itself and certain of its subsidiaries, entered into an agreement in 2006 with Skilled Healthcare LLC, or Skilled, an operator of 79 skilled nursing facilities and 22 assisted living facility business affiliates in six states. Pursuant to this agreement, AMR became a preferred provider of medical transportation services for Skilled. AMR had total gross revenue of approximately $1,280,000 under this agreement. The agreement had an initial three-year term, and renews automatically until terminated. Affiliates of Onex Corporation, which owned more than a majority of our equity, owned more than a majority of the equity of Skilled Healthcare Group, Inc., or Skilled Healthcare Group, Skilled's parent company. Robert Le Blanc, a director of the Company prior to the Merger, is also a director of Skilled Healthcare Group, and Mr. Le Blanc and certain other directors of our Company own equity interests in Skilled Healthcare Group; our directors own, in the aggregate, less than 1% of the equity of Skilled Healthcare Group.

  Other

        On February 10, 2005, we entered into an investor equityholders agreement with certain of our former equityholders, including each of the named executive officers, which was subsequently amended. All remaining provisions of the investor equityholders agreement terminated on December 21, 2010, the fifth anniversary of the Company's initial public offering.

        Matthew Sanger, the son of the Company's President and CEO, William A. Sanger, was formerly an employee of the Company's Mergers & Acquisitions Department. In the year ended December 31, 2010, Matthew Sanger earned a combined base salary and bonus of approximately $144,000.

 DESCRIPTION OF OTHER INDEBTEDNESS

        The principal terms of the ABL Facility and the Term Loan Facility are as summarized below.

  ABL Facility

        In connection with the Transactions, we entered into a credit agreement (the "ABL Credit Agreement") for a new asset-based loan facility with Deutsche Bank AG New York Branch, as administrative agent and collateral agent, and the other financial institutions and lenders from time to time party thereto (as described below, the "ABL Facility").

  General

        We are the borrower (the "Borrower") under the ABL Facility. The ABL Facility provides for an asset-based revolving credit facility in the amount of up to $350 million, subject to borrowing base availability, and includes letter of credit and swingline sub-facilities. Amounts are available under the ABL Facility in U.S. dollars. In addition, subject to certain terms and conditions, the Borrower is entitled to request additional revolving credit commitments or term loans under the ABL Facility, which share in the borrowing base up to an amount such that the aggregate amount of ABL commitments does not exceed $550 million.

        The final maturity date of the ABL Facility is May 25, 2016. In addition, however, the ABL Credit Agreement provides the right for individual lenders to extend the maturity date of their commitments and loans upon the request of the Borrower and without the consent of any other lender.

        The "borrowing base" is defined in the ABL Credit Agreement as, at any time, the sum of (i) 85% of the eligible accounts receivable of the Borrower (the "A/R Amount"); plus (ii) the lesser of (x) 50% of the lower of cost and fair market value of the eligible inventory of the Borrower and (y) 5% of the A/R Amount; plus (iii) the lesser of (x) accounts receivable of the Borrower aged 180-360 days that are otherwise eligible accounts receivable and (y) 5% of the A/R Amount; minus (iv) such availability reserves as the administrative agent, in its permitted discretion, deems appropriate at such time; minus (v) the outstanding principal amount of any future term loans (if any) incurred pursuant to the ABL Credit Agreement.

        The borrowing base availability under the ABL Facility was $356 million as of June 30, 2011, and after giving effect to $47 million of letters of credit issued under the ABL Facility as of June 30, 2011, we had available borrowing capacity under the ABL Facility of $303 million as of June 30, 2011.

  Interest Rates and Fees

        The revolving credit loans under the ABL Credit Agreement bear interest at the Borrower's election at a rate equal to (i) the rate for deposits in U.S. dollars in the London interbank market (adjusted for maximum reserves) for the applicable interest period ("ABL LIBOR rate"), plus an applicable margin that ranges from 2.25% to 2.75% based on the average available loan commitments, or (ii) the base rate, which is the highest of (x) the corporate base rate established by the administrative agent from time to time, (y) the overnight federal funds rate plus 0.5% and (z) the one-month ABL LIBOR rate plus 1.0% per annum, plus, in each case, an applicable margin that ranges from 1.25% to 1.75% based on the average available loan commitments.

        The ABL Facility bears a commitment fee that ranges from 0.500% to 0.375%, payable quarterly in arrears, based on the utilization of the ABL Facility. The ABL Facility also bears customary letter of credit fees.

  Prepayments

        If, at any time, the aggregate amount of outstanding revolving credit loans (including letters of credit outstanding and swingline borrowings thereunder) exceeds (a) the lesser of (x) the then applicable borrowing base and (y) the then total effective commitments under the ABL Facility, prepayments of the revolving credit loans (and after giving effect to such prepayment the cash collateralization of letters of credit) will be required in an amount equal to such excess. The application of proceeds from mandatory prepayments shall not reduce the aggregate amount of loan commitments under the ABL Facility and amounts prepaid may be reborrowed, subject to then effective commitments under the ABL Facility.

        After the occurrence and the continuance of a Dominion Event (which is defined in the ABL Credit Agreement as (a) specified availability being less than the greater of (A) $40 million (less an amount equal to the gross proceeds of significant asset sales, but in no case less than $35 million) and (B) 12.5% of the lesser of (x) the then applicable borrowing base and (y) the then total effective commitments under the ABL Facility, or (b) upon the occurrence of one or more specified events of default (in the case of each of clause (a) and (b)) for a period of five consecutive business days) to the date specified availability shall have been in excess of such thresholds in the definition of Dominion Event and no specified event of default has existed or been continuing for 21 consecutive calendar days, all amounts deposited in the core concentration account controlled by the administrative agent will be applied on a daily basis to the outstanding loan balances under the ABL Facility and certain other secured obligations then due and owing.

        Voluntary reductions of the unutilized portion of the ABL commitments and, prepayments of borrowings under the ABL Facility are permitted at any time, subject to minimum principal amount requirements, without premium or penalty, subject to reimbursement of the lenders' redeployment costs actually incurred in the case of a prepayment of adjusted LIBOR borrowings other than on the last day of the relevant interest period.

  Guarantee; Security

        All obligations under the ABL Facility are guaranteed by Parent and each direct and indirect wholly owned material U.S. restricted subsidiary of the Borrower, other than certain excluded subsidiaries.

        All obligations of each borrower and each guarantor are secured by the following:

  •
  a perfected security interest in all present and after-acquired accounts receivable, inventory, other current assets and certain service contracts supporting eligible receivables and all proceeds thereof, including cash, cash equivalents, deposit accounts, securities accounts, investment accounts, instruments, chattel paper, general intangibles (excluding, for the avoidance of doubt, trademarks, trade names and other intellectual property), letters of credit, insurance proceeds and investment property in each case arising from any such accounts receivable, inventory and other current assets and all books and records and related data processing software relating to, or arising from, any of the foregoing, subject to customary exceptions (the "ABL Priority Collateral"), which security interest is senior to the security interest in the foregoing assets securing the Term Loan Facility; and

  •
  a perfected security interest in the Term Loan Priority Collateral (as defined under "—Term Loan Facility" below), which security interest is junior to the security interest in the Term Loan Priority Collateral securing the Term Loan Facility.

        The ABL Facility generally does not require the security interest in deposit accounts owned by the Borrower and its subsidiaries to be perfected, except for certain collection accounts into which certain accounts receivable are paid, if any, and certain "concentration" accounts into which cash is swept on a regular basis once collected.

        The respective rights of the ABL Facility lenders and the Term Loan Facility lenders in the ABL Priority Collateral and the Term Loan Priority Collateral are governed by an intercreditor agreement entered into by the collateral agent for the ABL Facility and the collateral agent for the Term Loan Facility.

  Covenants, Representations and Warranties

        The ABL Facility contains customary representations and warranties and customary affirmative and negative covenants. The negative covenants are limited to the following: limitations on indebtedness, dividends and distributions, investments, acquisitions, prepayments or redemptions of junior indebtedness, amendments of junior indebtedness, transactions with affiliates, asset sales, mergers, consolidations and sales of all or substantially all assets, liens, negative pledge clauses, changes in fiscal periods, changes in line of business and hedging transactions. The negative covenants are subject to the customary exceptions and also permit the payment of dividends and distributions, investments, permitted acquisitions and payments or redemptions of junior indebtedness upon satisfaction of a "payment condition." The payment condition is deemed satisfied upon 30-day average excess availability exceeding agreed upon thresholds and, in certain cases, the absence of specified events of default and pro forma compliance with a fixed charge coverage ratio of 1.0 to 1.0.

        There are no financial covenants included in the ABL Credit Agreement, other than a springing minimum fixed charge coverage ratio of at least 1.0 to 1.0, which is tested only when specified availability is less than the greater of (A) $40 million (less an amount equal to the gross proceeds of significant asset sales (if any), but in no case less than $35 million) and (B) 12.5% of the lesser of (x) the then applicable borrowing base and (y) the then total effective commitments under the ABL Facility, and continuing until such time as specified availability has been in excess of such threshold for a period of 30 consecutive days.

  Events of Default

        Events of default under the ABL Credit Agreement are limited to nonpayment of principal when due, nonpayment of interest, fees or other amounts, inaccuracy of representations or warranties in any material respect, violation of other covenants, cross-default to other material debt, certain bankruptcy or insolvency events, certain ERISA events, certain material judgments, actual or asserted invalidity of material guarantees and certain other loan documents or security interests and a change of control, in each case subject to customary notice and grace period provisions.

        A copy of the ABL Credit Facility has been filed as an exhibit to our Current Report on Form 8-K filed on June 1, 2011 and is incorporated by reference as an exhibit to the registration statement. The foregoing description of the ABL Credit Facility does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement.

Term Loan Facility

        In connection with the Transactions, we entered into a credit agreement (the "Term Loan Credit Agreement") for a new senior secured term loan facility with Deutsche Bank AG New York Branch, as administrative agent and collateral agent, and the other financial institutions and lenders from time to time party thereto (as described below, the "Term Loan Facility").

  General

        We are the Borrower under the Term Loan Facility. The Term Loan Facility consists of a senior secured term loan credit facility in the amount of up to $1,440 million. The final maturity date of the Term Loan Facility is May 25, 2018. In addition, however, the Term Loan Credit Agreement provides the right for individual lenders to extend the maturity date of their loans upon the request of the Borrower and without the consent of any other lender.

        Subject to specified conditions, without the consent of the then existing lenders (but subject to the receipt of commitments), the Term Loan Facility may be expanded (or a new term loan facility or revolving credit facility added) by up to (i) $250 million plus (ii) an additional amount as will not cause the net first lien leverage ratio after giving effect to the incurrence of such additional amount to exceed 4.0:1.0 (calculated by treating any junior lien or unsecured debt incurred in reliance on this clause (ii) as if it were secured on a first lien basis).

  Interest Rates and Fees

        The loans under the Term Loan Credit Agreement bear interest at EMSC's election at a rate equal to (i) the highest of (x) the rate for deposits in U.S. dollars in the London interbank market (adjusted for maximum reserves) for the applicable interest period ("Term Loan LIBOR rate") and (y) 1.50%, plus, in each case, 3.75%, or (ii) the base rate, which will be the highest of (w) the corporate base rate established by the administrative agent from time to time, (x) 0.50% in excess of the overnight federal funds rate, (y) the one-month Term Loan LIBOR rate (adjusted for maximum reserves) plus 1.00% per annum and (x) 2.50%, plus, in each case, 2.75%.

  Prepayments

        The Term Loan Facility is subject to mandatory prepayment and reduction in an amount equal to (a) commencing with the fiscal year of the Borrower ending on or about December 31, 2012, 50% of excess cash flow (as defined in the Term Loan Credit Agreement), with a reduction to zero based upon achievement of a consolidated net leverage ratio of less than 5.75:1.00, (b) 100% of the net cash proceeds received from the incurrence of indebtedness by the Borrower or any of its subsidiaries (other than indebtedness permitted under the Term Loan Facility), and (c) 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by the Borrower and its restricted subsidiaries (including insurance and condemnation proceeds) in excess of a certain amount and subject to the right of the Borrower to reinvest such proceeds within a specified period of time, and certain other exceptions.

        Voluntary prepayments of borrowings under the Term Loan Facility are permitted at any time, in minimum principal amounts, without premium or penalty, subject to (a) reimbursement of the lenders' redeployment costs actually incurred in the case of a prepayment of adjusted LIBOR borrowings other than on the last day of the relevant interest period and (b) a 1.00% premium payable in connection with certain refinancings within the first year.

  Guarantee; Security

        All obligations under the Term Loan Facility are guaranteed by each direct and indirect wholly owned material U.S. restricted subsidiary of the Borrower.

        All obligations of the Borrower and each guarantor are secured by the following:

  •
  a perfected security interest in substantially all tangible and intangible assets (other than ABL Priority Collateral) of the Borrower and each guarantor, including the capital stock of the Borrower and the capital stock of each U.S. subsidiary of each borrower and each guarantor, and 65% of each series of capital stock of any non-U.S. subsidiary held directly by the Borrower or any guarantor, subject to customary exceptions (the "Term Loan Priority Collateral"), which security interest is senior to the security interest in the foregoing assets securing the ABL Facility; and

  •
  a perfected security interest in the ABL Priority Collateral, which security interest is junior to the security interest in the ABL Priority Collateral securing the ABL Facility.

        The respective rights of the Term Loan Facility lenders and the ABL Facility lenders in the Term Loan Priority Collateral and the ABL Priority Collateral are governed by an intercreditor agreement entered into by the collateral agent for the Term Loan Facility and the collateral agent for the ABL Facility.

  Covenants, Representations and Warranties

        The Term Loan Facility contains customary representations and warranties and customary affirmative and negative covenants. The negative covenants are limited to the following: limitations on the incurrence of debt, liens, fundamental changes, restrictions on subsidiary distributions, transactions with affiliates, further negative pledge, asset sales, restricted payments, investments and acquisitions, repayment of certain junior debt (including the Notes) or amendments of junior debt documents related thereto and line of business. The negative covenants are subject to the customary exceptions.

        There are no financial covenants included in the Term Loan Credit Agreement.

  Events of Default

        Events of default under the Term Loan Credit Agreement are limited to nonpayment of principal when due, nonpayment of interest, fees or other amounts, inaccuracy of representations or warranties in any material respect, violation of other covenants, cross default to other material debt, certain bankruptcy or insolvency events, certain ERISA events, certain material judgments, actual or asserted invalidity of material guarantees and certain other loan documents or security interests in excess of a certain amount and a change of control, in each case subject to customary thresholds, notice and grace period provisions.

        A copy of the Term Loan Credit Agreement has been filed as an exhibit to our Current Report on Form 8-K filed on June 1, 2011 and is incorporated by reference as an exhibit to the registration statement. The foregoing description of the Term Loan Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement.

DESCRIPTION OF NOTES

General

        EMSC will issue the New Notes under the indenture, dated as of May 25, 2011, as supplemented (the "Indenture"), among the Company, the Subsidiary Guarantors party thereto and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as trustee (the "Trustee"). The terms of the New Notes will be substantially identical to the terms of the Old Notes except that the New Notes will be registered under the Securities Act and will not contain restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP number from the Old Notes, and will not entitle their holders to registration rights. The New Notes will otherwise be treated as Old Notes for purposes of the Indenture.

        The Indenture and the Notes contain provisions that define your rights and govern the obligations of the Company under the Notes. Copies of the Indenture and the form of the Notes have been filed as exhibits to the 8-K filed by the Company on June 1, 2011. Copies of the Indenture and the Notes will be made available to prospective purchasers of the Notes upon request, as set forth under "Where You Can Find More Information."

        The following is a summary of certain provisions of the Indenture and the Notes. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture and the Notes, including the definitions of certain terms therein and (in the case of the Indenture) those terms to be made a part thereof by the Trust Indenture Act of 1939, as amended. The term "Company" and the other capitalized terms defined in "—Certain Definitions" below are used in this "Description of Notes" as so defined, except as otherwise provided herein. Any reference to a "Holder" or a "Noteholder" in this Description of Notes refers to the Holders of the Old Notes or the New Notes, as applicable. The Old Notes and the New Notes, are each considered collectively to be a single class for all purposes under the Indenture, including, without limitations, for purposes of waivers, amendments, redemptions and offers to purchase. In this Description of Notes, any reference to (i) "Notes" refers collectively to the Old Notes and the New Notes, unless the context otherwise requires, and (ii) a "series" of Notes refers to the Old Notes and New Notes collectively, as applicable.

Brief Description of the Notes

        The Notes are:

  •
  unsecured Senior Indebtedness of the Company;

  •
  effectively subordinated to all secured Indebtedness of the Company to the extent of the value of the assets securing such secured Indebtedness and to all Indebtedness and other liabilities (including Trade Payables) of the Company's Subsidiaries (other than Subsidiaries that are or become Subsidiary Guarantors pursuant to the provisions described below under "—Subsidiary Guarantees");

  •
  pari passu in right of payment with all existing and future Senior Indebtedness of the Company; and

  •
  senior in right of payment to all existing and future Subordinated Obligations of the Company.

Brief Description of the Subsidiary Guarantees

        The Subsidiary Guarantees of each Subsidiary Guarantor in respect of the Notes are:

  •
  unsecured Senior Indebtedness of such Subsidiary Guarantor;

  •
  effectively subordinated to all secured Indebtedness of such Subsidiary Guarantor to the extent of the value of the assets securing such secured Indebtedness and to all Indebtedness and other liabilities (including Trade Payables) of such Subsidiary Guarantor's Subsidiaries (other than Subsidiaries that are or become Subsidiary Guarantors pursuant to the provisions described below under "—Subsidiary Guarantees");

  •
  pari passu in right of payment with all existing and future Senior Indebtedness of such Subsidiary Guarantor; and

  •
  senior in right of payment to all existing and future Guarantor Subordinated Obligations of such Subsidiary Guarantor.

Principal, Maturity and Interest

        The Notes will mature on June 1, 2019. Each Note bears interest at the applicable rate per annum shown on the front cover of this prospectus from May 25, 2011, or from the most recent date to which interest has been paid or provided for. Interest will be payable semiannually in cash to Holders of record at the close of business on May 15 or November 15 immediately preceding the interest payment date on June 1 and December 1 of each year, commencing December 1, 2011. Interest will be paid on the basis of a 360-day year consisting of twelve 30-day months.

        An aggregate principal amount of $950.0 million of Notes is currently outstanding. Additional securities may be issued under the Indenture in one or more series from time to time ("Additional Notes"), subject to the limitations set forth under "—Certain Covenants—Limitation on Indebtedness," which will vote as a class with the Notes (except as otherwise provided herein) and otherwise be treated as Notes for purposes of the Indenture. The Indenture permits the Company to designate the maturity date, interest rate and optional redemption provisions applicable to each series of Additional Notes, which may differ from the maturity date, interest rate and optional redemption provisions applicable to the Notes issued on the Issue Date. Additional Notes that differ with respect to maturity date, interest rate or optional redemption provisions from the Notes issued on the Issue Date will constitute a different series of Notes from such initial Notes. Additional Notes that have the same maturity date, interest rate and optional redemption provisions as the Notes issued on the Issue Date will be treated as the same series as such initial Notes unless otherwise designated by the Company. The Company similarly will be entitled to vary the application of certain other provisions to any series of Additional Notes.

Other Terms

        Principal of (and premium, if any) and interest on the Notes are payable, and the Notes may be exchanged or transferred, at the office or agency of the Company maintained for such purposes (which initially shall be the corporate trust office of the Trustee), except that, at the option of the Company, payment of interest may be made by wire transfer of immediately available funds to the account designated to the Company by the Person entitled thereto or by check mailed to the address of the registered holders of the Notes as such address appears in the Note Register.

        The Notes were issued in the form of global notes that were deposited upon issuance with the Trustee as custodian for The Depository Trust Company, and purchasers of Notes will not receive or be entitled to receive physical, certificated Notes (except in the very limited circumstances described herein). The Notes were issued only in fully registered form, without coupons. The Notes were issued only in minimum denominations of $2,000 (the "Minimum Denomination") and any integral multiple of $1,000 in excess thereof.

Optional Redemption

        The Notes are redeemable, at the Company's option, at any time prior to maturity at varying redemption prices in accordance with the applicable provisions set forth below.

        The Notes are redeemable, at the Company's option, in whole or in part, at any time and from time to time on and after June 1, 2014, and prior to maturity at the applicable redemption price set forth below. Such redemption may be made upon notice mailed by first class mail to each Holder's registered address, not less than 30 nor more than 60 days prior to the date of redemption (the "Redemption Date"). The Company may provide in such notice that payment of the redemption price and the performance of the Company's obligations with respect to such redemption may be performed by another Person. Any such redemption and notice may, in the Company's discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the occurrence of a Change of Control. The Notes are so redeemable at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to the relevant Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on June 1 of the years set forth below:

Redemption Period	Price
2014	106.094%
2015	104.063%
2016	102.031%
2017 and thereafter	100.000%

        In addition, the Indenture provides that at any time and from time to time prior to June 1, 2014, the Company at its option may redeem Notes in an aggregate principal amount equal to up to 35.0% of the original aggregate principal amount of the Notes (including the principal amount of any Additional Notes of the same series), with funds in an equal aggregate amount (the "Redemption Amount") not exceeding the aggregate proceeds of one or more Equity Offerings (as defined below), at a redemption price (expressed as a percentage of principal amount thereof) of 108.125%, plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that if Notes are redeemed, an aggregate principal amount of Notes equal to at least 50.0% of the original aggregate principal amount of Notes (including the principal amount of any Additional Notes of the same series) must remain outstanding immediately after each such redemption of Notes. "Equity Offering" means a sale of Capital Stock (x) that is a sale of Capital Stock of the Company (other than Disqualified Stock or sales to Subsidiaries of the Company) or (y) proceeds of which in an amount equal to or exceeding the Redemption Amount are contributed to the equity capital of the Company or any of its Restricted Subsidiaries (other than proceeds from a sale to Subsidiaries of Capital Stock of the Company). Such redemption may be made upon notice mailed by first class mail to each Holder's registered address, not less than 30 nor more than 60 days prior to the Redemption Date (but in no event more than 180 days after the completion of the related Equity Offering). The Company may provide in such notice that payment of the redemption price and performance of the Company's obligations with respect to such redemption may be performed by another Person. Any such notice may be given prior to the completion of the related Equity Offering, and any such redemption or notice may, at the Company's discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the completion of the related Equity Offering.

        At any time prior to June 1, 2014, Notes may also be redeemed in whole or in part, at the Company's option, at a price (the "Redemption Price") equal to 100.0% of the principal amount thereof plus the Applicable Premium (as defined below) as of, and accrued but unpaid interest, if any, to, the Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date). Such redemption may be made upon notice mailed by first class mail to each Holder's registered address, not less than 30 nor more than 60 days prior to the Redemption Date. The Company may provide in such notice that payment of the Redemption Price and performance of the Company's obligations with respect to such redemption may be performed by another Person. Any such redemption or notice may, at the Company's discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the occurrence of a Change of Control.

        "Applicable Premium" means, with respect to a Note at any Redemption Date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (A) the present value at such Redemption Date of (1) the redemption price of such Note on June 1, 2014 (such redemption price being that described in the second paragraph of this "—Optional Redemption" section) plus (2) all required remaining scheduled interest payments due on such Note through such date (excluding accrued and unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such Note on such Redemption Date, as calculated by the Company or on behalf of the Company by such Person as the Company shall designate; provided that such calculation shall not be a duty or obligation of the Trustee.

        "Treasury Rate" means, with respect to a Redemption Date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to such Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such Redemption Date to June 1, 2014; provided, however, that if the period from the Redemption Date to such date is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Selection

        In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, in integral multiples of $1,000, although no Note of the Minimum Denomination in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

Subsidiary Guarantees

        The Company has caused each Domestic Subsidiary that guarantees payment by the Company or any Subsidiary Guarantor of any Indebtedness of the Company or such Subsidiary Guarantor under either of the Senior Credit Facilities (including by reason of being a borrower under the Senior ABL Facility on a joint and several basis with the Company) or any Capital Market Indebtedness to execute and deliver to the Trustee a supplemental indenture or other instrument pursuant to which such Domestic Subsidiary has guaranteed or will guarantee payment of the Notes, whereupon such Domestic Subsidiary became or will become a Subsidiary Guarantor for all purposes under the Indenture. In addition, the Company may cause any Subsidiary that is not a Subsidiary Guarantor so to guarantee payment of the Notes and become a Subsidiary Guarantor.

        Each Subsidiary Guarantor, as primary obligor and not merely as surety, jointly and severally, irrevocably and fully and unconditionally Guarantees, on an unsecured senior basis, the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all monetary obligations of the Company under the Indenture and the Notes, whether for principal of or interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Subsidiary Guarantors being herein called the "Subsidiary Guaranteed Obligations"). Such Subsidiary Guarantor agrees to pay, in addition to the amount stated above, any and all reasonable out-of-pocket expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under its Subsidiary Guarantee.

        The obligations of each Subsidiary Guarantor are limited to the maximum amount, as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor (including but not limited to any Guarantee by it of any Credit Facility Indebtedness), result in the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law, or being void or unenforceable under any law relating to insolvency of debtors.

        Each such Subsidiary Guarantee is a continuing Guarantee and shall (i) remain in full force and effect until payment in full of the principal amount of all outstanding Notes (whether by payment at maturity, purchase, redemption, defeasance, retirement or other acquisition) and all other Subsidiary Guaranteed Obligations then due and owing unless earlier terminated as described below, (ii) be binding upon such Subsidiary Guarantor, and (iii) inure to the benefit of and be enforceable by the Trustee, the Holders and their permitted successors, transferees and assigns.

        Notwithstanding the preceding paragraph, any Subsidiary Guarantor will automatically and unconditionally be released from all obligations under its Subsidiary Guarantee, and such Subsidiary Guarantee shall thereupon terminate and be discharged and of no further force or effect, (i) concurrently with any direct or indirect sale or disposition (by merger or otherwise) of any Subsidiary Guarantor or any interest therein in accordance with the terms of the Indenture (including the covenants described under "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock" and "—Merger and Consolidation") by the Company or a Restricted Subsidiary, following which such Subsidiary Guarantor is no longer a Restricted Subsidiary of the Company, (ii) at any time that such Subsidiary Guarantor is released from all of its obligations under all of its Guarantees of payment by the Company and all other Subsidiary Guarantors of any Indebtedness of the Company and such other Subsidiary Guarantors under the Senior Credit Facilities and any Capital Market Indebtedness, including by reason of ceasing to be a borrower under the Senior ABL Facility on a joint and several basis with the Company and such other Subsidiary Guarantors (it being understood that a release subject to contingent reinstatement is still a release, and that if any such Guarantee is so reinstated, such Subsidiary Guarantee shall also be reinstated to the extent that such Subsidiary Guarantor would then be required to provide a Subsidiary Guarantee pursuant to the covenant described under "—Certain Covenants—Future Subsidiary Guarantors"), (iii) upon the merger or consolidation of any Subsidiary Guarantor with and into the Company or another Subsidiary Guarantor that is the surviving Person in such merger or consolidation, or upon the liquidation of such Subsidiary Guarantor following the transfer of all of its assets to the Company or another Subsidiary Guarantor, (iv) concurrently with any Subsidiary Guarantor becoming an Unrestricted Subsidiary, (v) during the Suspension Period, upon the merger or consolidation of any Subsidiary Guarantor with and into another Subsidiary that is not a Subsidiary Guarantor with such other Subsidiary being the surviving Person in such merger or consolidation, or upon liquidation of such Subsidiary Guarantor following the transfer of all of its assets to a subsidiary that is not a Subsidiary Guarantor (it being understood that on a Reversion Date, such Subsidiary Guarantee shall also be reinstated to the extent that such Subsidiary would then be required to provide a Subsidiary Guarantee pursuant to the covenant described under "—Certain Covenants—Future Subsidiary Guarantors"), (vi) upon legal or covenant defeasance of the Company's obligations, or satisfaction and discharge of the Indenture, or (vii) subject to customary contingent reinstatement provisions, upon payment in full of the aggregate principal amount of all Notes then outstanding and all other Subsidiary Guaranteed Obligations then due and owing. In addition, the Company will have the right, upon 30 days' notice to the Trustee, to cause any Subsidiary Guarantor that has not guaranteed payment by the Company or another Subsidiary Guarantor of any Indebtedness of the Company or such other Subsidiary Guarantor under the Senior Credit Facilities or any Capital Market Indebtedness to be unconditionally released from all obligations under its Subsidiary Guarantee, and such Subsidiary Guarantee shall thereupon terminate and be discharged and of no further force or effect. Upon any such occurrence specified in this paragraph, the Trustee shall execute any documents reasonably requested by the Company in order to evidence such release, discharge and termination in respect of such Subsidiary Guarantee.

        Neither the Company nor any Subsidiary Guarantor shall be required to make a notation on the Notes to reflect any such Subsidiary Guarantee or any such release, termination or discharge.

Ranking

        The Indebtedness evidenced by the Notes (a) is unsecured Senior Indebtedness of the Company, (b) ranks pari passu in right of payment with all existing and future Senior Indebtedness of the Company and (c) is senior in right of payment to all existing and future Subordinated Obligations of the Company. The Notes are also effectively subordinated to all secured Indebtedness and other liabilities (including Trade Payables) of the Company to the extent of the value of the assets securing such Indebtedness and other liabilities (including Trade Payables), and to all Indebtedness and other liabilities (including Trade Payables) of its Subsidiaries (other than any Subsidiaries that are or become Subsidiary Guarantors pursuant to the provisions described above under "—Subsidiary Guarantees").

        The Notes are entitled to the benefits of the Subsidiary Guarantees. Each Subsidiary Guarantee in respect of Notes (a) is unsecured Senior Indebtedness of the applicable Subsidiary Guarantor, (b) ranks pari passu in right of payment with all existing and future Senior Indebtedness of such Person, and (c) is senior in right of payment to all existing and future Guarantor Subordinated Obligations of such Person. Such Subsidiary Guarantee is effectively subordinated to all secured Indebtedness and other liabilities (including Trade Payables) of such Person to the extent of the value of the assets securing such Indebtedness and other liabilities (including Trade Payables), and to all Indebtedness and other liabilities (including Trade Payables) of the Subsidiaries of such Person (other than any Subsidiaries that are or become Subsidiary Guarantors pursuant to the provisions described above under "—Subsidiary Guarantees").

Change of Control

        Upon the occurrence after the Effective Date of a Change of Control (as defined below), each Holder of Notes will have the right to require the Company to repurchase all or any part of such Notes at a purchase price in cash equal to 101.0% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that the Company shall not be obligated to repurchase Notes pursuant to this covenant in the event that it has exercised its right to redeem all of the Notes as described under "—Optional Redemption."

        The term "Change of Control" means:

            (i)  any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders or a Parent, becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company, provided that (x) so long as the Company is a Subsidiary of any Parent, no "person" shall be deemed to be or become a

  "beneficial owner" of more than 50.0% of the total voting power of the Voting Stock of the Company unless such "person" shall be or become a "beneficial owner" of more than 50.0% of the total voting power of the Voting Stock of such Parent and (y) any Voting Stock of which any Permitted Holder is the "beneficial owner" shall not in any case be included in any Voting Stock of which any such "person" is the "beneficial owner";

           (ii)  the Company merges or consolidates with or into, or sells or transfers (in one or a series of related transactions) all or substantially all of the assets of the Company and its Restricted Subsidiaries to, another Person (other than one or more Permitted Holders) and any "person" (as defined in clause (i) above), other than one or more Permitted Holders or any Parent, is or becomes the "beneficial owner" (as so defined), directly or indirectly, of more than 50.0% of the total voting power of the Voting Stock of the surviving Person in such merger or consolidation, or the transferee Person in such sale or transfer of assets, as the case may be, provided that (x) so long as such surviving or transferee Person is a Subsidiary of a parent Person, no "person" shall be deemed to be or become a "beneficial owner" of more than 50.0% of the total voting power of the Voting Stock of such surviving or transferee Person unless such "person" shall be or become a "beneficial owner" of more than 50.0% of the total voting power of the Voting Stock of such parent Person and (y) any Voting Stock of which any Permitted Holder is the "beneficial owner" shall not in any case be included in any Voting Stock of which any such "person" is the beneficial owner; or

          (iii)  during any period of two consecutive years (during which period the Company has been a party to the Indenture), individuals who at the beginning of such period were members of the board of directors of the Company (together with any new members thereof whose election by such board of directors or whose nomination for election by holders of Capital Stock of the Company was approved by one or more Permitted Holders or by a vote of a majority of the members of such board of directors then still in office who were either members thereof at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of such board of directors then in office.

        For the purpose of this definition, so long as at the time of any Minority Business Disposition or any Minority Business Offering the Minority Business Disposition Condition is met, the Minority Business Assets shall not be deemed at any time to constitute all or substantially all of the assets of the Company and its Restricted Subsidiaries, and any sale or transfer of all or any part of the Minority Business Assets (whether directly or indirectly, whether by sale or transfer of any such assets, or of any Capital Stock or other interest in any Person holding such assets, or by merger or consolidation, or any combination thereof, and whether in one or more transactions, or otherwise, including any Minority Business Offering or any Minority Business Disposition) shall not be deemed at any time to constitute a sale or transfer of all or substantially all of the assets of the Company and its Restricted Subsidiaries.

        In the event that, at the time of such Change of Control, the terms of any Credit Facility Indebtedness constituting Designated Senior Indebtedness restrict or prohibit the repurchase of the Notes pursuant to this covenant, then prior to the mailing of the notice to Holders provided for in the immediately following paragraph but in any event not later than 30 days following the date the Company obtains actual knowledge of any Change of Control (unless the Company has exercised its right to redeem all the Notes as described under "—Optional Redemption"), the Company shall, or shall cause one or more of its Subsidiaries to, (i) repay in full all such Credit Facility Indebtedness subject to such terms or offer to repay in full all such Credit Facility Indebtedness and repay the Credit Facility Indebtedness of each lender who has accepted such offer or (ii) obtain the requisite consent under the agreements governing such Credit Facility Indebtedness to permit the repurchase of the Notes as provided for in the immediately following paragraph. The Company shall first comply with the provisions of the immediately preceding sentence before it shall be required to repurchase Notes pursuant to the provisions described below. The Company's failure to comply with such provisions or the provisions of the immediately following paragraph shall constitute an Event of Default described in clause (iv) and not in clause (ii) under "—Defaults" below.

        Unless the Company has exercised its right to redeem all the Notes as described under "—Optional Redemption," the Company shall, not later than 30 days following the date the Company obtains actual knowledge of any Change of Control having occurred, mail a notice (a "Change of Control Offer") to each Holder with a copy to the Trustee stating: (1) that a Change of Control has occurred or may occur and that such Holder has, or upon such occurrence will have, the right to require the Company to purchase such Holder's Notes at a purchase price in cash equal to 101.0% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date); (2) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); (3) the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its Notes purchased; and (4) if such notice is mailed prior to the occurrence of a Change of Control, that such offer is conditioned on the occurrence of such Change of Control. No Note will be repurchased in part if less than the Minimum Denomination in original principal amount of such Note would be left outstanding.

        The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

        The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

        The Company has no present plans to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings. Restrictions on the ability of the Company to Incur additional Indebtedness are contained in the covenants described under "—Certain Covenants—Limitation on Indebtedness" and "—Certain Covenants—Limitation on Liens." Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

        The occurrence of a Change of Control would constitute a default under each Senior Credit Agreement. Agreements governing Indebtedness of the Company may contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased or repaid upon a Change of Control. Agreements governing Indebtedness of the Company may prohibit the Company from repurchasing the Notes upon a Change of Control unless such Indebtedness has been repurchased or repaid (or an offer made to effect such repurchase or repayment has been made and the Indebtedness of those creditors accepting such offer has been repurchased or repaid) and/or other specified requirements have been met. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Notes could cause a default under such agreements, even if the

Change of Control itself does not, due to the financial effect of such repurchase on the Company and its Subsidiaries. Finally, the Company's ability to pay cash to the Holders upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. The provisions under the Indenture relating to the Company's obligation to make an offer to purchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes. As described above under "—Optional Redemption," the Company also has the right to redeem the Notes at specified prices, in whole or in part, upon a Change of Control or otherwise. See "Risk Factors—Risks Related to the Offering, the Notes and the Transactions—We may not be able to purchase the Notes upon a change of control."

        The definition of Change of Control includes a phrase relating to the sale or other transfer of "all or substantially all" of the assets of the Company and its Restricted Subsidiaries. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company and its Restricted Subsidiaries and therefore it may be unclear as to whether a Change of Control has occurred and whether the Holders of the Notes have the right to require the Company to repurchase such Notes. As noted above, under certain circumstances the Minority Business Assets shall not at any time be deemed to constitute "all or substantially all" of the assets of the Company and its Restricted Subsidiaries.

Certain Covenants

        The Indenture contains covenants including, among others, the covenants as described below. If on any day following the Effective Date (a) the Notes have Investment Grade Ratings from both Rating Agencies, and (b) no Default has occurred and is continuing under the Indenture, then, beginning on that day subject to the provisions of the following paragraph, the covenants specifically listed under the following captions in this "Description of Notes" section of this prospectus (collectively, the "Suspended Covenants") will be suspended:

            (i)  "—Limitation on Indebtedness";

           (ii)  "—Limitation on Restricted Payments";

          (iii)  "—Limitation on Restrictions on Distributions from Restricted Subsidiaries";

          (iv)  "—Limitation on Sales of Assets and Subsidiary Stock";

           (v)  "—Limitation on Transactions with Affiliates";

          (vi)  "—Future Subsidiary Guarantors"; and

         (vii)  clause (iii) of the first paragraph of "—Merger and Consolidation."

        During any period that the foregoing covenants have been suspended, the Board of Directors may not designate any of its Subsidiaries as Unrestricted Subsidiaries unless such designation would have complied with the covenant described under "—Limitation on Restricted Payments" as if such covenant would have been in effect during such period.

        If on any subsequent date one or both of the Rating Agencies downgrade the ratings assigned to the Notes below an Investment Grade Rating, the foregoing covenants will be reinstated as of and from the date of such rating decline (any such date, a "Reversion Date"). The period of time between the suspension of covenants as set forth above and the Reversion Date is referred to as the "Suspension Period." Upon such reinstatement, all Indebtedness Incurred during the Suspension Period will be deemed to have been Incurred under the exception provided by clause (b)(3) of "—Limitation on

Indebtedness." With respect to Restricted Payments made after any such reinstatement, the amount of Restricted Payments will be calculated as if the covenant described under "—Limitation on Restricted Payments" had been in effect prior to, but not during, the Suspension Period. For purposes of the covenant described under "—Limitation on Sales of Assets and Subsidiary Stock," upon the occurrence of a Reversion Date the amount of Excess Proceeds not applied in accordance with such covenant will be deemed to be reset to zero.

        During the Suspension Period, any reference in the definitions of "Permitted Liens" and "Unrestricted Subsidiary" to the covenant described under "—Limitation on Indebtedness" or any provision thereof shall be construed as if such covenant were in effect during the Suspension Period.

        Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of any failure by the Company or any Subsidiary to comply with the Suspended Covenants during any Suspension Period (or upon termination of the Suspension Period or after that time arising out of events that occurred or actions taken during the Suspension Period) and the Company and any Subsidiary will be permitted, without causing a Default or Event of Default or breach of any kind under the Indenture, to honor, comply with or otherwise perform any contractual commitments or obligations entered into during a Suspension Period following a Reversion Date and to consummate the transactions contemplated thereby.

        There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

        Limitation on Indebtedness.    The Indenture provides as follows:

          (a)   The Company will not, and will not permit any Restricted Subsidiary to, Incur any Indebtedness; provided, however, that the Company or any Restricted Subsidiary may Incur Indebtedness if on the date of the Incurrence of such Indebtedness, after giving effect to the Incurrence thereof, the Consolidated Coverage Ratio would be equal to or greater than 2.00:1.00.

          (b)   Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries may Incur the following Indebtedness:

              (i)  Indebtedness Incurred pursuant to any Credit Facility (including but not limited to in respect of letters of credit or bankers' acceptances issued or created thereunder) and Indebtedness Incurred other than under any Credit Facility, and (without limiting the foregoing), in each case, any Refinancing Indebtedness in respect thereof, in a maximum principal amount at any time outstanding not exceeding in the aggregate the amount equal to (A) $1,690.0 million, plus (B) the amount equal to the greater of (x) $350.0 million and (y) an amount equal to (1) the Borrowing Base less (2) the aggregate principal amount of Indebtedness Incurred by Special Purpose Entities that are Restricted Subsidiaries and then outstanding pursuant to clause (ix) of this paragraph (b), plus (C) in the event of any refinancing of any such Indebtedness, the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing;

             (ii)  Indebtedness (A) of any Restricted Subsidiary to the Company, or (B) of the Company or any Restricted Subsidiary to any Restricted Subsidiary; provided that, in the case of this clause (ii), any subsequent issuance or transfer of any Capital Stock of such Restricted Subsidiary to which such Indebtedness is owed, or other event, that results in such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of such Indebtedness (except to the Company or a Restricted Subsidiary) will be deemed, in each case, an Incurrence of such Indebtedness by the issuer thereof not permitted by this clause (ii);

            (iii)  Indebtedness represented by the Notes, any Indebtedness (other than the Indebtedness described in clause (ii) above) outstanding on the Effective Date and any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (iii) or paragraph (a) above;

            (iv)  Purchase Money Obligations, Capitalized Lease Obligations, and in each case any Refinancing Indebtedness with respect thereto, in an aggregate principal amount at any time outstanding not exceeding an amount equal to the greater of $90.0 million and 2.5% of Consolidated Total Assets;

             (v)  Indebtedness consisting of accommodation guarantees for the benefit of trade creditors of the Company or any of its Restricted Subsidiaries;

            (vi)  (A) Guarantees by the Company or any Restricted Subsidiary of Indebtedness or any other obligation or liability of the Company or any Restricted Subsidiary (other than any Indebtedness Incurred by the Company or such Restricted Subsidiary, as the case may be, in violation of the covenant described under "—Limitation on Indebtedness"), or (B) without limiting the covenant described under "—Limitation on Liens," Indebtedness of the Company or any Restricted Subsidiary arising by reason of any Lien granted by or applicable to such Person securing Indebtedness of the Company or any Restricted Subsidiary (other than any Indebtedness Incurred by the Company or such Restricted Subsidiary, as the case may be, in violation of the covenant described under "—Limitation on Indebtedness");

           (vii)  Indebtedness of the Company or any Restricted Subsidiary (A) arising from the honoring of a check, draft or similar instrument of such Person drawn against insufficient funds, provided that such Indebtedness is extinguished within five Business Days of its Incurrence, or (B) consisting of guarantees, indemnities, obligations in respect of earnouts or other purchase price adjustments, or similar obligations, Incurred in connection with the acquisition or disposition of any business, assets or Person;

          (viii)  Indebtedness of the Company or any Restricted Subsidiary in respect of (A) letters of credit, bankers' acceptances or other similar instruments or obligations issued, or relating to liabilities or obligations incurred, in the ordinary course of business (including those issued to governmental entities in connection with self-insurance under applicable workers compensation statutes), or (B) completion guarantees, surety, judgment, appeal or performance bonds, or other similar bonds, instruments or obligations, provided, or relating to liabilities or obligations incurred, in the ordinary course of business, or (C) Hedging Obligations, entered into for bona fide hedging purposes, or (D) Management Guarantees, or (E) the financing of insurance premiums in the ordinary course of business, or (F) take-or-pay obligations under supply arrangements incurred in the ordinary course of business, or (G) netting, overdraft protection and other arrangements arising under standard business terms of any bank at which the Company or any Restricted Subsidiary maintains an overdraft, cash pooling or other similar facility or arrangement, or (H) Bank Products Obligations;

            (ix)  Indebtedness (A) of a Special Purpose Subsidiary secured by a Lien on all or part of the assets disposed of in, or otherwise Incurred in connection with, a Financing Disposition or (B) otherwise Incurred in connection with a Special Purpose Financing; provided that (1) such Indebtedness is not recourse to the Company or any Restricted Subsidiary that is not a Special Purpose Subsidiary (other than with respect to Special Purpose Financing Undertakings); (2) in the event such Indebtedness shall become recourse to the Company or any Restricted Subsidiary that is not a Special Purpose Subsidiary (other than with respect to Special Purpose Financing Undertakings), such Indebtedness will be deemed to be, and must be classified by the Company as, Incurred at such time (or at the time initially Incurred) under one or more of the other provisions of this covenant for so long as such Indebtedness shall be so recourse;

    and (3) in the event that at any time thereafter such Indebtedness shall comply with the provisions of the preceding subclause (1), the Company may classify such Indebtedness in whole or in part as Incurred under this clause (b)(ix) of this covenant;

             (x)  Indebtedness of (A) the Company or any Restricted Subsidiary Incurred to finance or refinance, or otherwise Incurred in connection with, any acquisition of assets (including Capital Stock), business or Person, or any merger or consolidation of any Person with or into the Company or any Restricted Subsidiary, or (B) any Person that is acquired by or merged or consolidated with or into the Company or any Restricted Subsidiary (including Indebtedness thereof Incurred in connection with any such acquisition, merger or consolidation), provided that on the date of such acquisition, merger or consolidation, after giving effect thereto, either (1) the Company could Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) above or (2) the Consolidated Coverage Ratio of the Company would equal or exceed the Consolidated Coverage Ratio of the Company immediately prior to giving effect thereto; and any Refinancing Indebtedness with respect to any such Indebtedness;

            (xi)  Contribution Indebtedness and any Refinancing Indebtedness with respect thereto;

           (xii)  Indebtedness issuable upon the conversion or exchange of shares of Disqualified Stock issued in accordance with paragraph (a) above, and any Refinancing Indebtedness with respect thereto;

          (xiii)  Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount at any time outstanding not exceeding an amount equal to the greater of $150.0 million and 4.00% of Consolidated Total Assets; and

          (xiv)  (A) Indebtedness of the Company or any Restricted Subsidiary to any Related Corporation, incurred consistent with past practices on or prior to the Effective Date or in the ordinary course of business, pursuant to or in connection with Related Corporation Contracts, (B) Guarantees by the Company or any Restricted Subsidiary of Indebtedness or any other obligation or liability of any Related Corporation, incurred consistent with past practices on or prior to the Effective Date or in the ordinary course of business, pursuant to or in connection with Related Corporation Contracts, (C) without limiting the covenant described under "—Limitation on Liens," Indebtedness of the Company or any Restricted Subsidiary arising by reason of any Lien granted by or applicable to such Person securing Indebtedness of any Related Corporation, incurred consistent with past practices on or prior to the Effective Date or in the ordinary course of business, pursuant to or in connection with Related Corporation Contracts, and (D) Indebtedness of the Company or any Restricted Subsidiary in respect of letters of credit, banker's acceptances or other similar instruments or obligations, issued, or relating to liabilities or obligations incurred on behalf of any Related Corporation, incurred consistent with past practices on or prior to the Effective Date or in the ordinary course of business, pursuant to or in connection with Related Corporation Contracts.

          (c)   For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant, (i) any other obligation of the obligor on such Indebtedness (or of any other Person who could have Incurred such Indebtedness under this covenant) arising under any Guarantee, Lien or letter of credit, bankers' acceptance or other similar instrument or obligation supporting such Indebtedness shall be disregarded to the extent that such Guarantee, Lien or letter of credit, bankers' acceptance or other similar instrument or obligation secures the principal amount of such Indebtedness; (ii) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in paragraph (b) above, the Company, in its sole discretion, shall classify such item of Indebtedness and may include the amount and type of such Indebtedness in one or more of such clauses or subclauses (including in part under one such clause or subclause and in part under another such clause or subclauses); provided that any Indebtedness Incurred pursuant to clause (b)(xiii) of this covenant shall cease to be deemed Incurred or outstanding for purposes of such clause but shall be deemed Incurred for the purposes of paragraph (a) of this covenant from and after the first date on which such Restricted Subsidiary could have Incurred such Indebtedness under paragraph (a) of this covenant without reliance on such clause; (iii) the amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in accordance with GAAP; and (iv) the principal amount of Indebtedness outstanding under any clause of paragraph (b) above shall be determined after giving effect to the application of proceeds of any such Indebtedness to refinance any such other Indebtedness. Notwithstanding anything herein to the contrary, Indebtedness Incurred by the Company on the Effective Date under the Senior Term Facility shall be classified as Incurred under paragraph (b) of this covenant, and not under paragraph (a) of this covenant.

          (d)   For purposes of determining compliance with any dollar denominated restriction on the Incurrence of Indebtedness denominated in a foreign currency, the dollar equivalent principal amount of such Indebtedness Incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date that such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness, provided that (x) the dollar equivalent principal amount of any such Indebtedness outstanding on the Effective Date shall be calculated based on the relevant currency exchange rate in effect on the Effective Date, (y) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency (or in a different currency from such Indebtedness so being Incurred), and such refinancing would cause the applicable dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such dollar denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (i) the outstanding or committed principal amount (whichever is higher) of such Indebtedness being refinanced plus (ii) the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing and (z) the dollar equivalent principal amount of Indebtedness denominated in a foreign currency and Incurred pursuant to any Senior Credit Facility shall be calculated based on the relevant currency exchange rate in effect on, at the Company's option, (A) the Effective Date, (B) any date on which any of the respective commitments under the applicable Senior Credit Facility shall be reallocated between or among facilities or subfacilities thereunder, or on which such rate is otherwise calculated for any purpose thereunder, or (C) the date of such Incurrence. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Restricted Payments.

        The Indenture provides as follows:

          (a)   The Company shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to (i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any such payment in connection with any merger or consolidation to which the Company is a party) except (x) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and (y) dividends or distributions payable to the Company or any Restricted Subsidiary (and, in the case of any such Restricted Subsidiary making such dividend or distribution, to other holders of its Capital Stock on no more than a pro rata basis, measured by value), (ii) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the

  Company held by Persons other than the Company or a Restricted Subsidiary (other than any acquisition of Capital Stock deemed to occur upon the exercise of options if such Capital Stock represents a portion of the exercise price thereof), (iii) voluntarily purchase, repurchase, redeem, defease or otherwise voluntarily acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than a purchase, repurchase, redemption, defeasance or other acquisition or retirement for value in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance, acquisition or retirement) or (iv) make any Investment (other than a Permitted Investment) in any Person (any such dividend, distribution, purchase, repurchase, redemption, defeasance, other acquisition or retirement or Investment being herein referred to as a "Restricted Payment"), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment and after giving effect thereto:

            (1)   a Default shall have occurred and be continuing (or would result therefrom);

            (2)   the Company could not Incur at least an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "—Limitation on Indebtedness"; or

            (3)   the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a resolution of the Board of Directors) declared or made subsequent to the Effective Date and then outstanding would exceed, without duplication, the sum of:

              (A)  50.0% of the Consolidated Net Income accrued during the period (treated as one accounting period) beginning on the first day of the fiscal quarter of the Company in which the Effective Date occurs to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which consolidated financial statements of the Company are available (or, in case such Consolidated Net Income shall be a negative number, 100.0% of such negative number);

              (B)  the aggregate Net Cash Proceeds and the fair value (as determined in good faith by the Board of Directors) of property or assets received (x) by the Company as capital contributions to the Company after the Effective Date or from the issuance or sale (other than to a Restricted Subsidiary) of its Capital Stock (other than Disqualified Stock) after the Effective Date (other than Excluded Contributions and Contribution Amounts) or (y) by the Company or any Restricted Subsidiary from the Incurrence by the Company or any Restricted Subsidiary after the Effective Date of Indebtedness that shall have been converted into or exchanged for Capital Stock of the Company (other than Disqualified Stock) or Capital Stock of any Parent, plus the amount of any cash and the fair value (as determined in good faith by the Board of Directors) of any property or assets, received by the Company or any Restricted Subsidiary upon such conversion or exchange;

              (C)  the aggregate amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (i) dividends, distributions, interest payments, return of capital, repayments of Investments or other transfers of assets to the Company or any Restricted Subsidiary from any Unrestricted Subsidiary, including dividends or other distributions related to dividends or other distributions made pursuant to clause (ix) of the following paragraph (b), or (ii) the redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary (valued in each case as provided in the definition of "Investment"), not to exceed in the case of any such Unrestricted Subsidiary the aggregate amount of Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary after the Effective Date; and

              (D)  in the case of any disposition or repayment of any Investment constituting a Restricted Payment (without duplication of any amount deducted in calculating the amount of Investments at any time outstanding included in the amount of Restricted Payments), an amount in the aggregate equal to the lesser of the return of capital, repayment or other proceeds with respect to all such Investments received by the Company or a Restricted Subsidiary and the initial amount of all such Investments constituting Restricted Payments.

          (b)   The provisions of the foregoing paragraph (a) do not prohibit any of the following (each, a "Permitted Payment"):

              (i)  any purchase, redemption, repurchase, defeasance or other acquisition or retirement of Capital Stock of the Company or Subordinated Obligations made by exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the proceeds of the issuance or sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary) or a capital contribution to the Company, in each case other than Excluded Contributions and Contribution Amounts; provided, that the Net Cash Proceeds from such issuance, sale or capital contribution shall be excluded in subsequent calculations under clause (3)(B) of the preceding paragraph; provided, further, that, if the Net Cash Proceeds from any such issuance, sale or contribution or any related series of issuances, sales or contributions at any time exceeds $25.0 million in the aggregate, the Company at its option may, within 180 days of such Net Cash Proceeds exceeding $25.0 million in the aggregate, designate such Net Cash Proceeds as an Excluded Contribution pursuant to an Officer's Certificate and if the Company chooses not to make such a designation such Net Cash Proceeds will no longer be available under this clause (i) and will be included in calculations under clause (3)(B) of the preceding paragraph;

             (ii)  any dividend paid or redemption made within 60 days after the date of declaration thereof or of the giving of notice thereof, as applicable, if at such date of declaration or notice, such dividend or redemption would have complied with the preceding paragraph;

            (iii)  Investments or other Restricted Payments in an aggregate amount outstanding at any time not to exceed the amount of Excluded Contributions;

            (iv)  loans, advances, dividends or distributions by the Company to any Parent to permit any Parent to repurchase or otherwise acquire its Capital Stock (including any options, warrants or other rights in respect thereof), or payments by the Company to repurchase or otherwise acquire Capital Stock of any Parent or the Company (including any options, warrants or other rights in respect thereof), in each case from Management Investors (including any repurchase or acquisition by reason of the Company or any Parent retaining any Capital Stock, option, warrant or other right in respect of tax withholding obligations, and any related payment in respect of any such obligation), such payments, loans, advances, dividends or distributions not to exceed in any calendar year (net of repayments of any such loans or advances) $30.0 million (with unused amounts in any calendar year being carried over to the next two succeeding calendar years; provided that if any amount is so carried over, the application of the amount available in any calendar year under this clause (b)(iv) will be applied (1) first, from any amount carried over from the second preceding calendar year, (2) second, from any amount carried over from the immediately preceding calendar year, and (3) third, from the amount for such calendar year); provided that such amount in any calendar year may be increased by an amount not to exceed (x) the Net Cash Proceeds received by the Company since the Effective Date from, or as a capital contribution from, the issuance or sale to Management Investors of Capital Stock (including any options, warrants or other rights in respect thereof), to the extent such Net Cash Proceeds are not included in any calculation under clause (3)(B)(x) of the preceding paragraph (a), plus (y) the cash proceeds of key man life insurance policies received by the Company or any Restricted Subsidiary (or by any Parent and contributed to the Company) since the Effective Date to the extent such cash proceeds are not included in any calculation under clause (3)(A) of the preceding paragraph (a);

             (v)  the payment by the Company of, or loans, advances, dividends or distributions by the Company to any Parent to pay, dividends on the common stock or equity of the Company or any Parent following a public offering of such common stock or equity in an amount not to exceed in any fiscal year 6.00% of the aggregate gross proceeds received by the Company (whether directly, or indirectly through a contribution to common equity capital) in or from such public offering;

            (vi)  Restricted Payments (including loans or advances) in an aggregate amount outstanding at any time not to exceed an amount (net of repayments of any such loans or advances) equal to the greater of $100.0 million and 2.75% of Consolidated Total Assets;

           (vii)  loans, advances, dividends or distributions to any Parent or other payments by the Company or any Restricted Subsidiary (A) to satisfy or permit any Parent to satisfy obligations under the Transaction Agreements, (B) pursuant to the Tax Sharing Agreement, or (C) to pay or permit any Parent to pay (but without duplication) any Parent Expenses or any Related Taxes;

          (viii)  payments by the Company, or loans, advances, dividends or distributions by the Company to any Parent to make payments, to holders of Capital Stock of the Company or any Parent in lieu of issuance of fractional shares of such Capital Stock;

            (ix)  dividends or other distributions of, or Investments paid for or made with, Capital Stock, Indebtedness or other securities of Unrestricted Subsidiaries;

             (x)  any Restricted Payment pursuant to or in connection with the Transactions;

            (xi)  the declaration and payment of dividends to holders of any class or series of Disqualified Stock, or of any Preferred Stock of a Restricted Subsidiary, Incurred in accordance with the terms of the covenant described under "—Limitation on Indebtedness" above; and

           (xii)  any purchase, redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Obligations (w) made by exchange for, or out of the proceeds of the Incurrence of, Indebtedness of the Company or Refinancing Indebtedness Incurred in compliance with the covenant described under "—Limitation on Indebtedness," (x) from Net Available Cash or an equivalent amount to the extent permitted by the covenant described under "—Limitation on Sales of Assets and Subsidiary Stock," (y) following the occurrence of a Change of Control (or other similar event described therein as a "change of control"), but only if the Company shall have complied with the covenant described under "—Change of Control" and, if required, purchased all Notes tendered pursuant to the offer to repurchase all the Notes required thereby, prior to purchasing or repaying such Subordinated Obligations or (z) constituting Acquired Indebtedness.

provided that (A) in the case of clauses (ii), (v) and (viii), the net amount of any such Permitted Payment shall be included in subsequent calculations of the amount of Restricted Payments, (B) in the case of clause (iv), at the time of any calculation of the amount of Restricted Payments, the net amount of Permitted Payments that have then actually been made under clause (iv) that is in excess of 50% of the total amount of Permitted Payments then permitted under clause (iv) shall be included in such calculation of the amount of Restricted Payments, (C) in all cases other than pursuant to clauses (A)

and (B) immediately above, the net amount of any such Permitted Payment shall be excluded in subsequent calculations of the amount of Restricted Payments, and (D) solely with respect to clause (vi), no Default or Event of Default shall have occurred and be continuing at the time of any such Permitted Payment after giving effect thereto. The Company, in its sole discretion, may classify any Investment or other Restricted Payment as being made in part under one of the clauses or subclauses of this covenant (or, in the case of any Investment, the clauses or subclauses of Permitted Investments) and in part under one or more other such clauses or subclauses (or, as applicable, clauses or subclauses).

        Limitation on Restrictions on Distributions from Restricted Subsidiaries.    The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company, (ii) make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company (provided that dividend or liquidation priority between classes of Capital Stock, or subordination of any obligation (including the application of any remedy bars thereto) to any other obligation, will not be deemed to constitute such an encumbrance or restriction), except any encumbrance or restriction:

          (1)   pursuant to an agreement or instrument in effect at or entered into on the Effective Date, any Credit Facility, the Indenture or the Notes;

          (2)   pursuant to any agreement or instrument of a Person, or relating to Indebtedness or Capital Stock of a Person, which Person is acquired by or merged or consolidated with or into the Company or any Restricted Subsidiary, or which agreement or instrument is assumed by the Company or any Restricted Subsidiary in connection with an acquisition from such Person, or any other transaction entered into in connection with any such acquisition, merger or consolidation, as in effect at the time of such acquisition, merger, consolidation or transaction (except to the extent that such Indebtedness was incurred to finance, or otherwise in connection with, such acquisition, merger, consolidation or transaction); provided that for purposes of this clause (2), if a Person other than the Company is the Successor Company with respect thereto, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed, as the case may be, by the Company or a Restricted Subsidiary, as the case may be, when such Person becomes such Successor Company;

          (3)   pursuant to an agreement or instrument (a "Refinancing Agreement") effecting a refinancing of Indebtedness Incurred or outstanding pursuant or relating to, or that otherwise extends, renews, refunds, refinances or replaces, any agreement or instrument referred to in clause (1) or (2) of this covenant or this clause (3) (an "Initial Agreement") or that is, or is contained in, any amendment, supplement or other modification to an Initial Agreement or Refinancing Agreement (an "Amendment"); provided, however, that the encumbrances and restrictions contained in any such Refinancing Agreement or Amendment taken as a whole are not materially less favorable to the Holders of the Notes than encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such Refinancing Agreement or Amendment relates (as determined in good faith by the Company);

          (4)   (A) pursuant to any agreement or instrument that restricts in a customary manner the assignment or transfer thereof, or the subletting, assignment or transfer of any property or asset subject thereto, (B) by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture, (C) contained in mortgages, pledges or other security agreements securing Indebtedness or other obligations of the Company or a Restricted Subsidiary to the extent restricting the transfer of the property or assets subject thereto, (D) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary, (E) pursuant to Purchase Money Obligations that impose encumbrances or restrictions on the property or assets so acquired, (F) on cash or other deposits or net worth imposed by customers or suppliers under agreements entered into in the ordinary course of business, (G) pursuant to customary provisions contained in agreements and instruments entered into in the ordinary course of business (including but not limited to leases and joint venture and other similar agreements entered into in the ordinary course of business), (H) that arises or is agreed to in the ordinary course of business and does not detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or such Restricted Subsidiary, (I) pursuant to Hedging Obligations or Bank Products Obligations, or (J) pursuant to Related Corporation Contracts;

          (5)   with respect to any agreement for the direct or indirect disposition of Capital Stock of any Person, property or assets, imposing restrictions with respect to such Person, Capital Stock, property or assets pending the closing of such sale or disposition;

          (6)   by reason of any applicable law, rule, regulation or order, or required by any regulatory authority having jurisdiction over the Company or any Restricted Subsidiary or any of their businesses, including any such law, rule, regulation, order or requirement applicable in connection with such Restricted Subsidiary's status (or the status of any Subsidiary of such Restricted Subsidiary) as a Captive Insurance Subsidiary; or

          (7)   pursuant to an agreement or instrument (A) relating to any Indebtedness permitted to be Incurred subsequent to the Effective Date pursuant to the provisions of the covenant described under "—Limitation on Indebtedness" (i) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the Holders of the Notes than the encumbrances and restrictions contained in the Initial Agreements (as determined in good faith by the Company) or (ii) if such encumbrance or restriction is not materially more disadvantageous to the Holders of the Notes than is customary in comparable financings (as determined in good faith by the Company) and either (x) the Company determines in good faith that such encumbrance or restriction will not materially affect the Company's ability to make principal or interest payments on the Notes or (y) such encumbrance or restriction applies only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness, (B) relating to any sale of receivables by a Foreign Subsidiary or (C) relating to Indebtedness of or a Financing Disposition by or to or in favor of any Special Purpose Entity.

Limitation on Sales of Assets and Subsidiary Stock.

        The Indenture provides as follows:

          (a)   The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless:

              (i)  the Company or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the fair market value of the shares and assets subject to such Asset Disposition, as such fair market value may be determined (and shall be determined, to the extent such Asset Disposition or any series of related Asset Dispositions involves aggregate consideration in excess of $25.0 million) in good faith by the Board of Directors, whose determination shall be conclusive (including as to the value of all noncash consideration);

             (ii)  in the case of any Asset Disposition (or series of related Asset Dispositions) having a fair market value of $20.0 million or more, at least 75.0% of the consideration therefor

    (excluding, in the case of an Asset Disposition (or series of related Asset Dispositions), any consideration by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise, that are not Indebtedness) received by the Company or such Restricted Subsidiary is in the form of cash; and

            (iii)  an amount equal to 100.0% of the Net Available Cash from such Asset Disposition is applied by the Company (or any Restricted Subsidiary, as the case may be) as follows:

              (A)  first, either (x) to the extent the Company elects (or is required by the terms of any Credit Facility Indebtedness, any Senior Indebtedness of the Company or any Subsidiary Guarantor or any Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor), to prepay, repay or purchase any such Indebtedness or (in the case of letters of credit, bankers' acceptances or other similar instruments) cash collateralize any such Indebtedness (in each case other than Indebtedness owed to the Company or a Restricted Subsidiary) within 365 days after the later of the date of such Asset Disposition and the date of receipt of such Net Available Cash, or (y) to the extent the Company or such Restricted Subsidiary elects, to invest in Additional Assets (including by means of an investment in Additional Assets by a Restricted Subsidiary with an amount equal to Net Available Cash received by the Company or another Restricted Subsidiary) within 450 days from the later of the date of such Asset Disposition and the date of receipt of such Net Available Cash; provided, that the Company or such Restricted Subsidiary will be deemed to have complied with the provisions described in subclause (y) of this paragraph if and to the extent that, within the later of 450 days after the Asset Disposition that generated such Net Available Cash and the date of receipt of such Net Available Cash, the Company has entered into and not abandoned or rejected a binding agreement to invest in such Additional Assets, and that investment is thereafter completed within 180 days after the end of such 450-day period;

              (B)  second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A) above (such balance, the "Excess Proceeds"), to make an offer to purchase Notes and (to the extent the Company or such Restricted Subsidiary elects, or is required by the terms thereof) to purchase, redeem or repay any other Senior Indebtedness of the Company or a Restricted Subsidiary, pursuant and subject to the conditions of the Indenture and the agreements governing such other Indebtedness; and

              (C)  third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B) above, to fund (to the extent consistent with any other applicable provision of the Indenture) any general corporate purpose (including but not limited to the repurchase, repayment or other acquisition or retirement of any Subordinated Obligations);

  provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A)(x) or (B) above, the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

          Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries shall not be required to apply any Net Available Cash or equivalent amount in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions or equivalent amount that is not applied in accordance with this covenant exceeds $25.0 million. If the aggregate principal amount of Notes and/or other Indebtedness of the Company or a Restricted Subsidiary validly tendered and not withdrawn (or otherwise subject to purchase, redemption or repayment) in connection with an offer pursuant to clause (B) above exceeds the Excess Proceeds, the Excess Proceeds will be apportioned between such Notes and such other Indebtedness of the Company or a Restricted Subsidiary, with the portion of the Excess Proceeds payable in respect of such Notes to equal the lesser of (x) the Excess Proceeds amount multiplied by a fraction, the numerator of which is the outstanding principal amount of such Notes and the denominator of which is the sum of the outstanding principal amount of the Notes and the outstanding principal amount of the relevant other Indebtedness of the Company or a Restricted Subsidiary, and (y) the aggregate principal amount of Notes validly tendered and not withdrawn.

          For the purposes of clause (ii) of paragraph (a) above, the following are deemed to be cash: (1) Temporary Cash Investments and Cash Equivalents; (2) the assumption of Indebtedness of the Company (other than Disqualified Stock of the Company) or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on payment of the principal amount of such Indebtedness in connection with such Asset Disposition; (3) Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Company and each other Restricted Subsidiary are released from any Guarantee of payment of the principal amount of such Indebtedness in connection with such Asset Disposition; (4) securities received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days; (5) consideration consisting of Indebtedness of the Company or any Restricted Subsidiary; (6) Additional Assets; and (7) any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in an Asset Disposition having an aggregate Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause, not to exceed an aggregate amount at any time outstanding equal to the greater of $90.0 million and 2.50% of Consolidated Total Assets (with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value).

          (b)   In the event of an Asset Disposition that requires the purchase of Notes pursuant to clause (iii)(B) of paragraph (a) above, the Company will be required to purchase Notes tendered pursuant to an offer by the Company for the Notes (the "Offer") at a purchase price of 100.0% of their principal amount plus accrued and unpaid interest to the date of purchase in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the Notes tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of Notes, the remaining Net Available Cash will be available to the Company for use in accordance with clause (iii)(B) of paragraph (a) above (to repay other Indebtedness of the Company or a Restricted Subsidiary) or clause (iii)(C) of paragraph (a) above. The Company shall not be required to make an Offer for Notes pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clause (iii)(A) of paragraph (a) above) is less than $50.0 million for any particular Asset Disposition (which lesser amounts shall be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). No Note will be repurchased in part if less than the Minimum Denomination in original principal amount of such Note would be left outstanding.

          (c)   The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

Limitation on Transactions with Affiliates.

        The Indenture provides as follows:

          (a)   The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") involving aggregate consideration in excess of $10.0 million unless (i) the terms of such Affiliate Transaction are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time in a transaction with a Person who is not such an Affiliate and (ii) if such Affiliate Transaction involves aggregate consideration in excess of $30.0 million, the terms of such Affiliate Transaction have been approved by a majority of the Disinterested Directors. For purposes of this paragraph, any Affiliate Transaction shall be deemed to have satisfied the requirements set forth in this paragraph if (x) such Affiliate Transaction is approved by a majority of the Disinterested Directors or (y) in the event there are no Disinterested Directors, a fairness opinion is provided by a nationally recognized appraisal or investment banking firm with respect to such Affiliate Transaction.

          (b)   The provisions of the preceding paragraph (a) do not apply to:

              (i)  any Restricted Payment Transaction,

             (ii)  (1) the entering into, maintaining or performance of any employment or consulting contract, collective bargaining agreement, benefit plan, program or arrangement, related trust agreement or any other similar arrangement for or with any current or former employee, officer or director or consultant of or to the Company, any Restricted Subsidiary or any Parent heretofore or hereafter entered into in the ordinary course of business, including vacation, health, insurance, deferred compensation, severance, retirement, savings or other similar plans, programs or arrangements, (2) payments, compensation, performance of indemnification or contribution obligations, the making or cancellation of loans or any issuance, grant or award of stock, options, other equity related interests or other securities, to any such employees, officers, directors or consultants in the ordinary course of business, (3) the payment of reasonable fees to directors of the Company or any of its Subsidiaries or any Parent (as determined in good faith by the Company, such Subsidiary or such Parent), or (4) Management Advances and payments in respect thereof (or in reimbursement of any expenses referred to in the definition of such term),

            (iii)  any transaction between or among any of the Company, one or more Restricted Subsidiaries, or one or more Special Purpose Entities,

            (iv)  any transaction arising out of agreements or instruments in existence on the Effective Date (other than any Tax Sharing Agreement or Transaction Agreement referred to in clause (b)(vii) of this covenant), and any payments made pursuant thereto,

             (v)  any transaction in the ordinary course of business on terms that are fair to the Company and its Restricted Subsidiaries in the reasonable determination of the Board of Directors or senior management of the Company, or are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could be obtained at the time in a transaction with a Person who is not an Affiliate of the Company,

            (vi)  any transaction in the ordinary course of business, or approved by a majority of the Board of Directors, between the Company or any Restricted Subsidiary and any Affiliate of the Company controlled by the Company that is a joint venture or similar entity,

           (vii)  (1) the execution, delivery and performance of any Tax Sharing Agreement and any Transaction Agreements, and (2) payments to CD&R or any of its Affiliates (x) for any management consulting, financial advisory, financing, underwriting or placement services or in respect of other investment banking activities pursuant to the Sponsor Management Agreement (or as may be approved by a majority of the Disinterested Directors), (y) in connection with any acquisition, disposition, merger, recapitalization or similar transactions, which payments are made pursuant to the Transaction Agreements or are approved by a majority of the Board of Directors in good faith, and (z) of all out-of-pocket expenses incurred in connection with such services or activities,

          (viii)  the Transactions, all transactions in connection therewith (including but not limited to the financing thereof), and all fees and expenses paid or payable in connection with the Transactions, including the fees and out-of-pocket expenses of CD&R and its Affiliates,

            (ix)  any issuance or sale of Capital Stock (other than Disqualified Stock) of the Company or any capital contribution to the Company,

             (x)  any investment by any CD&R Investor in securities of the Company or any of its Restricted Subsidiaries so long as (i) such securities are being offered generally to other investors on the same or more favorable terms and (ii) such investment by all CD&R Investors constitutes less than 5.00% of the proposed or outstanding issue amount of such class of securities, and

            (xi)  any transaction between or among the Company or any Restricted Subsidiary and any Related Corporation pursuant to or in connection with a Related Corporation Contract.

        Limitation on Liens.    The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or permit to exist any Lien (other than Permitted Liens) on any of its property or assets (including Capital Stock of any other Person), whether owned on the date of the Indenture or thereafter acquired, securing any Indebtedness (the "Initial Lien"), unless contemporaneously therewith effective provision is made to secure the Indebtedness due under the Indenture and the Notes or, in respect of Liens on any Restricted Subsidiary's property or assets, any Subsidiary Guarantee of such Restricted Subsidiary, equally and ratably with (or on a senior basis to, in the case of Subordinated Obligations or Guarantor Subordinated Obligations) such obligation for so long as such obligation is so secured by such Initial Lien. Any such Lien thereby created in favor of the Notes or any such Subsidiary Guarantee will be automatically and unconditionally released and discharged upon (i) the release and discharge of the Initial Lien to which it relates, (ii) in the case of any such Lien in favor of any such Subsidiary Guarantee, upon the termination and discharge of such Subsidiary Guarantee in accordance with the terms of the Indenture or (iii) any sale, exchange or transfer (other than a transfer constituting a transfer of all or substantially all of the assets of the Company that is governed by the provisions of the covenant described under "—Merger and Consolidation" below) to any Person not an Affiliate of the Company of the property or assets secured by such Initial Lien, or of all of the Capital Stock held by the Company or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Initial Lien.

        Future Subsidiary Guarantors.    As set forth more particularly under "—Subsidiary Guarantees," the Indenture provides that, the Company will cause each Domestic Subsidiary that guarantees payment by the Company or any Subsidiary Guarantor of any Indebtedness of the Company or any such Subsidiary Guarantor under either of the Senior Credit Facilities or any Capital Market Indebtedness (including by reason of being a borrower under the Senior ABL Facility on a joint and several basis with the Company) to execute and deliver to the Trustee a supplemental indenture or other instrument pursuant to which such Domestic Subsidiary will guarantee payment of the Notes, whereupon such Domestic Subsidiary will become a Subsidiary Guarantor for all purposes under the Indenture. The Company will also have the right to cause any other Subsidiary so to guarantee payment of the Notes. Subsidiary

Guarantees will be subject to release and discharge under certain circumstances prior to payment in full of the Notes. See "—Subsidiary Guarantees."

        SEC Reports.    The Indenture provides that, notwithstanding that the Company may not be required to be or remain subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, the Company will file with the SEC (unless such filing is not permitted under the Exchange Act or by the SEC), so long as the Notes are outstanding, the annual reports, information, documents and other reports that the Company is required to file with the SEC pursuant to such Section 13(a) or 15(d) or would be so required to file if the Company were so subject; provided that the Company shall not in any event be required to file or cause to be filed with the SEC any of such information, documents and reports prior to the commencement of the exchange offer or effectiveness of the shelf registration statement described in "—Exchange Offer; Registration Rights." The Company will also, within 15 days after the date on which the Company was so required to file or would be so required to file if the Company were so subject, transmit by mail to all Holders, as their names and addresses appear in the Note Register, and to the Trustee (or make available on a Company website) copies of any such information, documents and reports (without exhibits) so required to be filed. Notwithstanding the foregoing, if any audited or reviewed financial statements or information required to be included in any such filing are not reasonably available on a timely basis as a result of the Company's accountants not being "independent" (as defined pursuant to the Exchange Act and the rules and regulations of the SEC thereunder), the Company may, in lieu of making such filing or transmitting or making available the information, documents and reports so required to be filed, elect to make a filing on an alternative form or transmit or make available unaudited or unreviewed financial statements or information substantially similar to such required audited or reviewed financial statements or information; provided that (a) the Company shall in any event be required to make such filing and so transmit or make available such audited or reviewed financial statements or information no later than the first anniversary of the date on which the same was otherwise required pursuant to the preceding provisions of this paragraph (such initial date, the "Reporting Date") and (b) if the Company makes such an election and such filing has not been made, or such information, documents and reports have not been transmitted or made available, as the case may be, within 90 days after such Reporting Date, liquidated damages will accrue on the Notes at a rate of 0.50% per annum from the date that is 90 days after such Reporting Date to the earlier of (x) the date on which such filing has been made, or such information, documents and reports have been transmitted or made available, as the case may be, and (y) the first anniversary of such Reporting Date (provided that not more than 0.50% per annum in liquidated damages shall be payable for any period regardless of the number of such elections by the Company).

        The Company will be deemed to have satisfied the requirements of this covenant if any Parent files and provides reports, documents and information of the types otherwise so required, in each case within the applicable time periods, and the Company is not required to file such reports, documents and information separately under the applicable rules and regulations of the SEC (after giving effect to any exemptive relief) because of the filings by such Parent. The Company also will comply with the other provisions of TIA § 314(a).

Merger and Consolidation

        The Indenture provides as follows:

        The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

            (i)  the resulting, surviving or transferee Person (the "Successor Company") will be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) will expressly assume all the obligations of the Company under the Notes and the Indenture by executing and delivering to the Trustee a supplemental indenture or one or more other documents or instruments in form reasonably satisfactory to the Trustee;

           (ii)  immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default will have occurred and be continuing;

          (iii)  immediately after giving effect to such transaction, either (A) the Company (or, if applicable, the Successor Company with respect thereto) could Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of the covenant described under "—Certain Covenants—Limitation on Indebtedness," or (B) the Consolidated Coverage Ratio of the Company (or, if applicable, the Successor Company with respect thereto) would equal or exceed the Consolidated Coverage Ratio of the Company immediately prior to giving effect to such transaction;

          (iv)  each Subsidiary Guarantor (other than (x) any Subsidiary Guarantor that will be released from its obligations under its Subsidiary Guarantee in connection with such transaction and (y) any party to any such consolidation or merger) shall have delivered a supplemental indenture or other document or instrument in form reasonably satisfactory to the Trustee, confirming its Subsidiary Guarantee (other than any Subsidiary Guarantee that will be discharged or terminated in connection with such transaction); and

           (v)  the Company will have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger or transfer complies with the provisions described in this paragraph, provided that (x) in giving such opinion such counsel may rely on an Officer's Certificate as to compliance with the foregoing clauses (ii) and (iii) and as to any matters of fact, and (y) no Opinion of Counsel will be required for a consolidation, merger or transfer described in the penultimate paragraph of this covenant.

        Any Indebtedness that becomes an obligation of the Successor Company or any Restricted Subsidiary (or that is deemed to be Incurred by any Restricted Subsidiary that becomes a Restricted Subsidiary) as a result of any such transaction undertaken in compliance with this covenant, and any Refinancing Indebtedness with respect thereto, shall be deemed to have been Incurred in compliance with the covenant described under "—Certain Covenants—Limitation on Indebtedness."

        Upon any transaction involving the Company in accordance with the first paragraph of this "—Merger and Consolidation" in which the Company is not the Successor Company, the Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and thereafter the predecessor Company shall be relieved of all obligations and covenants under the Indenture, except that the predecessor Company in the case of a lease of all or substantially all its assets will not be released from the obligation to pay the principal of and interest on the Notes.

        Clauses (ii) and (iii) of the first paragraph of this "—Merger and Consolidation" covenant will not apply to any transaction in which the Company consolidates or merges with or into or transfers all or substantially all its properties and assets to (x) an Affiliate incorporated or organized for the purpose of reincorporating or reorganizing the Company in another jurisdiction or changing its legal structure to a corporation or other entity or (y) a Restricted Subsidiary of the Company so long as all assets of the Company and the Restricted Subsidiaries immediately prior to such transaction (other than Capital Stock of such Restricted Subsidiary) are owned by such Restricted Subsidiary and its Restricted Subsidiaries immediately after the consummation thereof. The first paragraph of this "—Merger and Consolidation" covenant will not apply to (1) any transaction in which any Restricted Subsidiary consolidates with, merges into or transfers all or part of its assets to the Company or (2) the Transactions.

        For purposes of this covenant, so long as at the time of any Minority Business Disposition or any Minority Business Offering the Minority Business Disposition Condition is met, the Minority Business Assets shall not be deemed at any time to constitute all or substantially all of the assets of the Company, and any sale or transfer of all or any part of the Minority Business Assets (whether directly or indirectly, whether by sale or transfer of any such assets, or of any Capital Stock or other interest in any Person holding such assets, or any consolidation or merger, or any combination thereof, and whether in one or more transactions, or otherwise, including any Minority Business Offering or any Minority Business Disposition) shall not be deemed at any time to constitute a consolidation with or merger with or into, or conveyance, transfer or lease of all or substantially all of the assets of the Company to, any Person.

Defaults

        An Event of Default is defined in the Indenture as:

            (i)  a default in any payment of interest on any Note when due, continued for 30 days;

           (ii)  a default in the payment of principal of any Note when due, whether at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration of acceleration or otherwise;

          (iii)  the failure by the Company to comply with its obligations under the first paragraph of the covenant described under "—Merger and Consolidation" above;

          (iv)  the failure by the Company to comply for 30 days after notice with any of its obligations under the covenant described under "—Change of Control" above (other than a failure to purchase Notes);

           (v)  the failure by the Company to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture;

          (vi)  the failure by any Subsidiary Guarantor to comply for 45 days after notice with its obligations under its Subsidiary Guarantee;

         (vii)  the failure by the Company or any Restricted Subsidiary to pay any Indebtedness for borrowed money (other than Indebtedness owed to the Company or any Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, if the total amount of such Indebtedness so unpaid or accelerated exceeds $50.0 million or its foreign currency equivalent; provided that no Default or Event of Default will be deemed to occur with respect to any such Indebtedness that is paid or otherwise acquired or retired (or for which such failure to pay or acceleration is waived or rescinded) within 20 Business Days after such failure to pay or such acceleration (the "cross acceleration provision");

        (viii)  certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary, or of other Restricted Subsidiaries that are not Significant Subsidiaries but would, in the aggregate, constitute a Significant Subsidiary if considered as a single Person (the "bankruptcy provisions");

          (ix)  the rendering of any judgment or decree for the payment of money in an amount (net of any insurance or indemnity payments actually received in respect thereof prior to or within 90 days from the entry thereof, or to be received in respect thereof in the event any appeal thereof shall be unsuccessful) in excess of $50.0 million or its foreign currency equivalent against the Company or a Significant Subsidiary, or jointly and severally against other Restricted Subsidiaries that are not Significant Subsidiaries but would in the aggregate constitute a Significant Subsidiary if considered as a single Person, that is not discharged, or bonded or insured by a third Person, if such judgment or decree remains outstanding for a period of 90 days following such judgment or decree and is not discharged, waived or stayed (the "judgment default provision"); or

           (x)  the failure of any Subsidiary Guarantee by a Subsidiary Guarantor that is a Significant Subsidiary to be in full force and effect (except as contemplated by the terms thereof or of the Indenture) or the denial or disaffirmation in writing by any Subsidiary Guarantor that is a Significant Subsidiary of its obligations under the Indenture or any Subsidiary Guarantee (other than by reason of the termination of the Indenture or such Subsidiary Guarantee or the release of such Subsidiary Guarantee in accordance with such Subsidiary Guarantee or the Indenture), if such Default continues for 10 days.

        The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

        However, a Default under clause (iv), (v) or (vi) will not constitute an Event of Default until the Trustee or the Holders of at least 30.0% in principal amount of the outstanding Notes notify the Company in writing of the Default and the Company does not cure such Default within the time specified in such clause after receipt of such notice.

        If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Company) occurs and is continuing, the Trustee by written notice to the Company, or the Holders of at least 30.0% in principal amount of the outstanding Notes by written notice to the Company and the Trustee, may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon the effectiveness of such a declaration, such principal and interest will be due and payable immediately.

        Notwithstanding the foregoing, if an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and accrued but unpaid interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

        Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such Holder has previously given the Trustee written notice that an Event of Default is continuing, (ii) Holders of at least 30.0% in principal amount of the outstanding Notes have requested the Trustee in writing to pursue the remedy, (iii) such Holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and (v) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

        The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, or premium, if any, or interest on, any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default occurring during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event that would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and Waivers

  Amendments and Waivers With the Consent of Holders

        Subject to certain exceptions, the Indenture and the Notes may be amended with the consent of the Holders of not less than a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the Holders of not less than a majority in principal amount of the Notes then outstanding (including in each case, consents obtained in connection with a tender offer or exchange offer for Notes); provided that (x) if any such amendment or waiver will only affect one series of Notes (or less than all series of Notes) then outstanding under the Indenture, then only the consent of the Holders of a majority in principal amount of the Notes of such series then outstanding (including, in each case, consents obtained in connection with a tender offer or exchange offer for Notes) shall be required and (y) if any such amendment or waiver by its terms will affect a series of Notes in a manner different and materially adverse relative to the manner such amendment or waiver affects other series of Notes, then the consent of the Holders of a majority in principal amount of the Notes of such series then outstanding (including, in each case, consents obtained in connection with a tender offer or exchange offer for Notes) shall be required. However, without the consent of each Holder of an outstanding Note affected, no amendment or waiver may (i) reduce the principal amount of Notes whose Holders must consent to an amendment or waiver, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) reduce the premium payable upon the redemption of any Note, or change the date on which any Note may be redeemed as described under "—Optional Redemption" above, (v) make any Note payable in money other than that stated in such Note, (vi) impair the right of any Holder to receive payment of principal of and interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any such payment on or with respect to such Holder's Notes, (vii) make any change in the amendment or waiver provisions described in this sentence, (viii) contractually subordinate the Notes in right of payment, or (ix) reduce the Special Mandatory Redemption Amount.

  Amendments and Waivers Without the Consent of Holders

        Without the consent of any Holder, the Company, the Trustee and (as applicable) any Subsidiary Guarantor may amend the Indenture or any Note to cure any ambiguity, mistake, omission, defect or inconsistency, to provide for the assumption by a successor of the obligations of the Company or a Subsidiary Guarantor under the Indenture or any Note, to provide for uncertificated Notes in addition to or in place of certificated Notes, to add Guarantees with respect to the Notes, to secure the Notes, to evidence a successor Trustee, to confirm and evidence the release, termination or discharge of any

Guarantee or Lien with respect to or securing the Notes when such release, termination or discharge is provided for under the Indenture or the Notes, to add to the covenants of the Company for the benefit of the Noteholders or to surrender any right or power conferred upon the Company, to provide for or confirm the issuance of Additional Notes or Exchange Notes, to conform the text of the Indenture, the Notes or any Subsidiary Guarantee to any provision of the "Description of Notes" section of the Offering Memorandum to increase the minimum denomination of Notes to equal the dollar equivalent of €1,000 rounded up to the nearest $1,000 (including for purposes of redemption or repurchase of any Note in part), to make any change that does not materially adversely affect the rights of any Holder, or to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA or otherwise.

        The consent of the Noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment or waiver. It is sufficient if such consent approves the substance of the proposed amendment or waiver. Until an amendment or waiver becomes effective, a consent to it by a Noteholder is a continuing consent by such Noteholder and every subsequent Holder of all or part of the related Note. Any such Noteholder or subsequent holder may revoke such consent as to its Note by written notice to the Trustee or the Company, received thereby before the date on which the Company certifies to the Trustee that the Holders of the requisite principal amount of Notes have consented to such amendment or waiver. After an amendment or waiver that requires the consent of the Noteholders under the Indenture becomes effective, the Company is required to mail to Noteholders a notice briefly describing such amendment or waiver. However, the failure to give such notice to all Noteholders, or any defect therein, will not impair or affect the validity of the amendment or waiver.

Defeasance

        The Company at any time may terminate all obligations of the Company under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those relating to the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under certain covenants under the Indenture, including the covenants described under "—Certain Covenants" and "—Change of Control," the operation of the default provisions relating to such covenants described under "—Defaults" above, the operation of the cross acceleration provision, the bankruptcy provisions with respect to Subsidiaries and the judgment default provision described under "—Defaults" above, and the limitations contained in clauses (iii), (iv) and (v) under "—Merger and Consolidation" above ("covenant defeasance"). If the Company exercises its legal defeasance option or its covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its Subsidiary Guarantee.

        The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (v) (as it relates to the covenants described under "—Certain Covenants" above), (vi), (vii), (viii) (but only with respect to events of bankruptcy, insolvency or reorganization of a Subsidiary), (ix) or (x) under "—Defaults" above or because of the failure of the Company to comply with clause (iii), (iv) or (v) under "—Merger and Consolidation" above.

        Either defeasance option may be exercised to any redemption date or to the maturity date for the Notes. In order to exercise either defeasance option, the Company must irrevocably deposit or cause to be deposited in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations, or a combination thereof, sufficient (without reinvestment) to pay principal of (and premium, if any) and interest on, the Notes to redemption or maturity, as the case may be (provided that if such redemption is made pursuant to the provisions described in the fourth paragraph under "—Optional Redemption," (x) the amount of money or U.S. Government Obligations, or a combination thereof, that the Company must irrevocably deposit or cause to be deposited will be determined using an assumed Applicable Premium calculated as of the date of such deposit, as calculated by the Company in good faith, and (y) the Company must irrevocably deposit or cause to be deposited additional money in trust on the redemption date as necessary to pay the Applicable Premium as determined on such date), and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel (x) must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law since the Issue Date and (y) need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation have become due and payable, will become due and payable at their Stated Maturity within one year, or have been or are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company).

Satisfaction and Discharge

        The Indenture will be discharged and cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all Notes previously authenticated and delivered (other than certain lost, stolen or destroyed Notes, and certain Notes for which provision for payment was previously made and thereafter the funds have been released to the Company) have been cancelled or delivered to the Trustee for cancellation or (b) all Notes not previously cancelled or delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable at their Stated Maturity within one year or (z) have been or are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company; (ii) the Company has irrevocably deposited or caused to be deposited with the Trustee money, U.S. Government Obligations or a combination thereof, sufficient (without reinvestment) to pay and discharge the entire Indebtedness on the Notes not previously cancelled or delivered to the Trustee for cancellation, for principal, premium, if any, and interest to the date of redemption or their Stated Maturity, as the case may be (provided that if such redemption is made pursuant to the provisions described in the fourth paragraph under "—Optional Redemption," (x) the amount of money or U.S. Government Obligations, or a combination thereof, that the Company must irrevocably deposit or cause to be deposited will be determined using an assumed Applicable Premium calculated as of the date of such deposit, as calculated by the Company in good faith, and (y) the Company must irrevocably deposit or cause to be deposited additional money in trust on the redemption date as necessary to pay the Applicable Premium as determined on such date); (iii) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and (iv) the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel each to the effect that all conditions precedent under the "—Satisfaction and Discharge" section of the Indenture relating to the satisfaction and discharge of the Indenture have been complied with, provided that any such counsel may rely on any Officer's Certificate as to matters of fact (including as to compliance with the foregoing clauses (i), (ii) and (iii)).

No Personal Liability of Directors, Officers, Employees, Incorporators and Stockholders

        No director, officer, employee, incorporator or stockholder of the Company, any Subsidiary Guarantor or any Subsidiary of any thereof shall have any liability for any obligation of the Company or any Subsidiary Guarantor under the Indenture, the Notes or any Subsidiary Guarantee, or for any

claim based on, in respect of, or by reason of, any such obligation or its creation. Each Noteholder, by accepting the Notes, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Concerning the Trustee

        Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB) is the Trustee under the Indenture and is appointed by the Company as initial Registrar and Paying Agent with regard to the Notes.

        The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are set forth specifically in the Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

        The Indenture and the TIA impose certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided that if it acquires any conflicting interest as described in the TIA, it must eliminate such conflict, apply to the SEC for permission to continue as Trustee with such conflict, or resign.

Transfer and Exchange

        A Noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the Registrar and the Trustee may require such Noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require such Noteholder to pay any taxes or other governmental charges required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption or purchase or to transfer or exchange any Note for a period of 15 Business Days prior to the day of the mailing of the notice of redemption or purchase. No service charge will be made for any registration of transfer or exchange of the Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other governmental charge payable in connection with the transfer or exchange. The Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

Governing Law

        The Indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

        "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case other than Indebtedness Incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to be Incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

        "Additional Assets" means (i) any property or assets that replace the property or assets that are the subject of an Asset Disposition; (ii) any property or assets (other than Indebtedness and Capital Stock) used or to be used by the Company or a Restricted Subsidiary or otherwise useful in a Related

Business (including any capital expenditures on any property or assets already so used); (iii) the Capital Stock of a Person that is engaged in a Related Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or (iv) Capital Stock of any Person that at such time is a Restricted Subsidiary acquired from a third party.

        "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

        "Asset Disposition" means any sale, lease, transfer or other disposition of shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares, or (in the case of a Foreign Subsidiary) to the extent required by applicable law), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Restricted Subsidiaries (including any disposition by means of a merger, consolidation or similar transaction) other than (i) a disposition to the Company or a Restricted Subsidiary, (ii) a disposition in the ordinary course of business, (iii) a disposition of Cash Equivalents or Temporary Cash Investments, (iv) the sale or discount (with or without recourse, and on customary or commercially reasonable terms) of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable, (v) any Restricted Payment Transaction, (vi) a disposition that is governed by the provisions described under "—Merger and Consolidation," (vii) any Financing Disposition, (viii) any "fee in lieu" or other disposition of assets to any Governmental Authority that continue in use by the Company or any Restricted Subsidiary, so long as the Company or any Restricted Subsidiary may obtain title to such assets upon reasonable notice by paying a nominal fee, (ix) any exchange of property pursuant to or intended to qualify under Section 1031 (or any successor section) of the Code, or any exchange of equipment to be leased, rented or otherwise used in a Related Business, (x) any financing transaction with respect to property built or acquired by the Company or any Restricted Subsidiary after the Effective Date, including without limitation any sale/leaseback transaction or asset securitization, (xi) any disposition arising from foreclosure, condemnation or similar action with respect to any property or other assets, or exercise of termination rights under any lease, license, concession or other agreement or pursuant to buy/sell arrangements under any joint venture or similar agreement or arrangement, (xii) any disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary, (xiii) a disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Company or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), entered into in connection with such acquisition, (xiv) a disposition of not more than 5.00% of the outstanding Capital Stock of a Foreign Subsidiary that has been approved by the Board of Directors, (xv) any disposition or series of related dispositions for aggregate consideration not to exceed $25.0 million, (xvi) the abandonment or other disposition of patents, trademarks or other intellectual property that are, in the reasonable judgment of the Company, no longer economically practicable to maintain or useful in the conduct of the business of the Company and its Subsidiaries taken as a whole, (xvii) any license, sublicense or other grant of right-to-use of any trademark, copyright, patent or other intellectual property, (xviii) any disposition arising from foreclosure or similar action with respect to any property or assets subject to a Municipal Contract Lien or (xix) the conversion of any Restricted Subsidiary into a Related Professional Corporation in a manner consistent with past practices on or prior to the Effective Date or in the ordinary course of business, including the entry into applicable Related Corporation Contracts in connection therewith.

        "Bank Products Agreement" means any agreement pursuant to which a bank or other financial institution agrees to provide (a) treasury services, (b) credit card, merchant card, purchasing card or stored value card services (including, without limitation, the processing of payments and other administrative services with respect thereto), (c) cash management services (including, without limitation, controlled disbursements, automated clearinghouse transactions, return items, netting, overdrafts, depository, lockbox, stop payment, electronic funds transfer, information reporting, wire transfer and interstate depository network services) and (d) other banking products or services as may be requested by any Restricted Subsidiary (other than letters of credit and other than loans and advances except indebtedness arising from services described in clauses (a) through (c) of this definition).

        "Bank Products Obligations" of any Person means the obligations of such Person pursuant to any Bank Products Agreement.

        "Board of Directors" means, for any Person, the board of directors or other governing body of such Person or, if such Person does not have such a board of directors or other governing body and is owned or managed by a single entity, the Board of Directors of such entity, or, in either case, any committee thereof duly authorized to act on behalf of such Board of Directors. Unless otherwise provided, "Board of Directors" means the Board of Directors of the Company.

        "Borrowing Base" means the sum of (1) 80.0% of the book value of Inventory of the Company and its Restricted Subsidiaries, (2) 85.0% of the book value of Receivables of the Company and its Restricted Subsidiaries, and (3) cash, Cash Equivalents and Temporary Cash Investments of the Company and its Restricted Subsidiaries (in each case, determined as of the end of the most recently ended fiscal month of the Company for which internal consolidated financial statements of the Company are available, and, in the case of any determination relating to any Incurrence of Indebtedness, on a pro forma basis including (x) any property or assets of a type described above acquired since the end of such fiscal month and (y) any property or assets of a type described above being acquired in connection therewith).

        "Business Day" means a day other than a Saturday, Sunday or other day on which commercial banking institutions are authorized or required by law to close in New York City (or any other city in which a Paying Agent maintains its office).

        "Capital Market Indebtedness" means any series of capital market Indebtedness with an aggregate principal amount outstanding in excess of $150.0 million.

        "Capital Stock" of any Person means any and all shares of, rights to purchase, warrants or options for, or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

        "Capitalized Lease Obligation" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP. The Stated Maturity of any Capitalized Lease Obligation shall be the date of the last payment of rent or any other amount due under the related lease.

        "Captive Insurance Subsidiary" means any Subsidiary of the Company that is subject to regulation as an insurance company (or any Subsidiary thereof), including EMCA Insurance Company Ltd.

        "Cash Equivalents" means any of the following: (a) money, (b) securities issued or fully guaranteed or insured by the United States of America or a member state of the European Union or any agency or instrumentality of any thereof, (c) time deposits, certificates of deposit or bankers' acceptances of (i) any bank or other institutional lender under any Senior Credit Facility or any affiliate thereof or (ii) any commercial bank having capital and surplus in excess of $500.0 million (or the foreign currency equivalent thereof as of the date of such investment) and the commercial paper of the holding company of which is rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody's (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency), (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above, (e) money market instruments, commercial paper or other short-term obligations rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody's (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency), (f) investments in money market funds subject to the risk limiting conditions of Rule 2a-7 or any successor rule of the SEC under the Investment Company Act of 1940, as amended, (g) investments similar to any of the foregoing denominated in foreign currencies approved by the Board of Directors, and (h) solely with respect to any Captive Insurance Subsidiary, any investment that person is permitted to make in accordance with applicable law.

        "CD&R" means Clayton, Dubilier & Rice, LLC and any successor in interest thereto, and any successor to its investment management business.

        "CD&R Fund VIII" means Clayton, Dubilier & Rice Fund VIII, L.P., a Cayman Islands exempted limited partnership, and any successor in interest thereto.

        "CD&R Indemnification Agreement" means the Indemnification Agreement, to be dated as of the Effective Date, among CDRT Parent, the Company, CD&R Fund VIII, CD&R EMS Co-Investor, L.P., a Cayman Islands exempted limited partnership, CD&R Advisor Fund VIII Co-Investor, L.P., a Cayman Islands exempted limited partnership, CD&R Friends & Family Fund VIII, L.P., a Cayman Islands exempted partnership and CD&R, as amended, supplemented, waived or otherwise modified from time to time.

        "CD&R Investors" means, collectively, (i) CD&R Fund VIII, (ii) CD&R Friends & Family Fund VIII, L.P., a Cayman Islands exempted limited partnership, and any successor in interest thereto, (iii) CD&R Advisor Fund VIII Co-Investor, L.P., a Cayman Islands exempted limited partnership, and any successor in interest thereto, (iv) CD&R EMS Co-Investor, L.P., a Cayman Islands exempted limited partnership, and any successor in interest thereto, and (v) any Affiliate of any CD&R Investor identified in clauses (i) through (iv) of this definition.

        "CDRT Parent" means CDRT Holding Corporation, a Delaware corporation, and any successor in interest thereto.

        "CHAMPVA" shall have the meaning assigned thereto in the Senior ABL Agreement, as in effect on the Effective Date.

        "Code" means the Internal Revenue Code of 1986, as amended from time to time.

        "Commodities Agreement" means, in respect of a Person, any commodity futures contract, forward contract, option or similar agreement or arrangement (including derivative agreements or arrangements), as to which such Person is a party or beneficiary.

        "Company" means (i) MergerSub, until the Merger, and thereafter (ii) EMSC, and any successor in interest thereto.

        "Consolidated Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements of the Company are available to (ii) Consolidated Interest Expense for such four fiscal quarters (in each of the foregoing clauses (i) and (ii), determined for any fiscal quarter (or portion thereof) ending prior to the Effective Date, on a pro forma basis to give effect to the Merger as if it had occurred at the beginning of such four-quarter period); provided that

          (1)   if, since the beginning of such period, the Company or any Restricted Subsidiary has Incurred any Indebtedness that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation shall be computed based on (A) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (B) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation),

          (2)   if, since the beginning of such period, the Company or any Restricted Subsidiary has repaid, repurchased, redeemed, defeased or otherwise acquired, retired or discharged any Indebtedness that is no longer outstanding on such date of determination (each, a "Discharge") or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a Discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid), Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such Discharge had occurred on the first day of such period,

          (3)   if, since the beginning of such period, the Company or any Restricted Subsidiary shall have disposed of any company, any business or any group of assets constituting an operating unit of a business (any such disposition, a "Sale"), the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets that are the subject of such Sale for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to (A) the Consolidated Interest Expense attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, redeemed, defeased or otherwise acquired, retired or discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Sale for such period (including but not limited to through the assumption of such Indebtedness by another Person) plus (B) if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such Sale,

          (4)   if, since the beginning of such period, the Company or any Restricted Subsidiary (by merger, consolidation or otherwise) shall have made an Investment in any Person that thereby becomes a Restricted Subsidiary, or otherwise acquired any company, any business or any group of assets constituting an operating unit of a business, including any such Investment or acquisition occurring in connection with a transaction causing a calculation to be made hereunder (any such Investment or acquisition, a "Purchase"), Consolidated EBITDA and Consolidated Interest

  Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any related Indebtedness) as if such Purchase occurred on the first day of such period, and

          (5)   if, since the beginning of such period, any Person became a Restricted Subsidiary or was merged or consolidated with or into the Company or any Restricted Subsidiary, and since the beginning of such period such Person shall have Discharged any Indebtedness or made any Sale or Purchase that would have required an adjustment pursuant to clause (2), (3) or (4) above if made by the Company or a Restricted Subsidiary since the beginning of such period, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Discharge, Sale or Purchase occurred on the first day of such period.

        For purposes of this definition, whenever pro forma effect is to be given to any Sale, Purchase or other transaction, or the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred or repaid, repurchased, redeemed, defeased or otherwise acquired, retired or discharged in connection therewith, the pro forma calculations in respect thereof (including without limitation in respect of anticipated cost savings or synergies relating to any such Sale, Purchase or other transaction) shall be as determined in good faith by the Chief Financial Officer or an authorized Officer of the Company; provided that with respect to cost savings or synergies relating to any Sale, Purchase or other transaction, the related actions are expected by the Company to be taken no later than 18 months after the date of determination. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness). If any Indebtedness bears, at the option of the Company or a Restricted Subsidiary, a rate of interest based on a prime or similar rate, a eurocurrency interbank offered rate or other fixed or floating rate, and such Indebtedness is being given pro forma effect, the interest expense on such Indebtedness shall be calculated by applying such optional rate as the Company or such Restricted Subsidiary may designate. If any Indebtedness that is being given pro forma effect was Incurred under a revolving credit facility, the interest expense on such Indebtedness shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate determined in good faith by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

        "Consolidated EBITDA" means, for any period, the Consolidated Net Income for such period, plus (x) the following to the extent deducted in calculating such Consolidated Net Income, without duplication: (i) provision for all taxes (whether or not paid, estimated or accrued) based on income, profits or capital (including penalties and interest, if any), (ii) Consolidated Interest Expense and any Special Purpose Financing Fees, (iii) depreciation, (iv) amortization (including but not limited to amortization of goodwill and intangibles and amortization and write-off of financing costs), (v) any non-cash charges or non-cash losses, (vi) any expenses or charges related to any Equity Offering, Investment or Indebtedness permitted by the Indenture (whether or not consummated or incurred, and including any offering or sale of Capital Stock to the extent the proceeds thereof were intended to be contributed to the equity capital of the Company or its Restricted Subsidiaries), (vii) the amount of any loss attributable to non-controlling interests, (viii) all deferred financing costs written off and premiums paid in connection with any early extinguishment of Hedging Obligations or other derivative instruments, and (ix) any management, monitoring, consulting and advisory fees and related expenses paid to any of CD&R and its Affiliates, plus (y) the amount of net cost savings projected by the Company in good faith to be realized as the result of actions taken or to be taken on or prior to the date that is 12 months after the Effective Date, or 12 months after the consummation of any operational change, respectively, and prior to or during such period (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions (which adjustments shall not be duplicative of pro forma adjustments made pursuant to the proviso to the definition of "Consolidated Coverage Ratio" or "Consolidated Secured Leverage Ratio").

        "Consolidated Interest Expense" means, for any period, (i) the total interest expense of the Company and its Restricted Subsidiaries to the extent deducted in calculating Consolidated Net Income, net of any interest income of the Company and its Restricted Subsidiaries, including without limitation, any such interest expense consisting of (A) interest expense attributable to Capitalized Lease Obligations, (B) amortization of debt discount, (C) interest in respect of Indebtedness of any other Person that has been Guaranteed by the Company or any Restricted Subsidiary, but only to the extent that such interest is actually paid by the Company or any Restricted Subsidiary, (D) non-cash interest expense, (E) the interest portion of any deferred payment obligation, and (F) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, plus (ii) Preferred Stock dividends paid in cash in respect of Disqualified Stock of the Company held by Persons other than the Company or a Restricted Subsidiary, and minus (iii) to the extent otherwise included in such interest expense referred to in clause (i) above, amortization or write-off of financing costs, in each case under clauses (i) through (iii) above as determined on a Consolidated basis in accordance with GAAP; provided that gross interest expense shall be determined after giving effect to any net payments made or received by the Company and its Restricted Subsidiaries with respect to Interest Rate Agreements.

        "Consolidated Net Income" means, for any period, the net income (loss) of the Company and its Restricted Subsidiaries, determined on a Consolidated basis in accordance with GAAP and before any reduction in respect of Preferred Stock dividends; provided that there shall not be included in such Consolidated Net Income:

            (i)  any net income (loss) of any Person if such Person is not the Company or a Restricted Subsidiary, except that (A) the Company's or any Restricted Subsidiary's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (ii) below) and (B) the Company's or any Restricted Subsidiary's equity in the net loss of such Person shall be included to the extent of the aggregate Investment of the Company or any of its Restricted Subsidiaries in such Person,

           (ii)  solely for purposes of determining the amount available for Restricted Payments under clause (a)(3)(A) of the covenant described under "—Certain Covenants—Limitation on Restricted Payments," any net income (loss) of any Restricted Subsidiary that is not a Subsidiary Guarantor if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of similar distributions by such Restricted Subsidiary, directly or indirectly, to the Company by operation of the terms of such Restricted Subsidiary's charter or any agreement, instrument, judgment, decree, order, statute or governmental rule or regulation applicable to such Restricted Subsidiary or its stockholders (other than (x) restrictions that have been waived or otherwise released, (y) restrictions pursuant to the Notes or the Indenture, and (z) restrictions in effect on the Effective Date with respect to a Restricted Subsidiary and other restrictions with respect to such Restricted Subsidiary that taken as a whole are not materially less favorable to the Noteholders than such restrictions in effect on the Effective Date as determined by the Company in good faith), except that (A) the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of any dividend or distribution that was or that could have been made by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary (subject, in the case of a dividend that could have been made to another Restricted Subsidiary, to the limitation contained in this clause (ii)) and (B) the net loss of such Restricted Subsidiary shall be included to the extent of the aggregate Investment of the Company or any of its other Restricted Subsidiaries in such Restricted Subsidiary,

          (iii)  any gain or loss realized upon the sale or other disposition of any asset of the Company or any Restricted Subsidiary (including pursuant to any sale/leaseback transaction) that is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by the Board of Directors),

          (iv)  any item classified as an extraordinary, unusual or nonrecurring gain, loss or charge (including fees, expenses and charges associated with the Transactions and any acquisition, merger or consolidation after the Effective Date),

           (v)  the cumulative effect of a change in accounting principles,

          (vi)  all deferred financing costs written off and premiums paid in connection with any early extinguishment of Indebtedness,

         (vii)  any unrealized gains or losses in respect of Hedge Agreements,

        (viii)  any unrealized foreign currency transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person,

          (ix)  any non-cash compensation charge arising from any grant of stock, stock options or other equity based awards,

           (x)  to the extent otherwise included in Consolidated Net Income, any unrealized foreign currency translation or transaction gains or losses in respect of Indebtedness or other obligations of the Company or any Restricted Subsidiary owing to the Company or any Restricted Subsidiary,

          (xi)  any non-cash charge, expense or other impact attributable to application of the purchase or recapitalization method of accounting (including the total amount of depreciation and amortization, cost of sales or other non-cash expense resulting from the write-up of assets to the extent resulting from such purchase or recapitalization accounting adjustments), and

         (xii)  expenses related to the conversion of various employee benefit programs in connection with the Transactions, and non-cash compensation related expenses.

        In the case of any unusual or nonrecurring gain, loss or charge not included in Consolidated Net Income pursuant to clause (iv) above in any determination thereof, the Company will deliver an Officer's Certificate to the Trustee promptly after the date on which Consolidated Net Income is so determined, setting forth the nature and amount of such unusual or nonrecurring gain, loss or charge. Notwithstanding the foregoing, for the purpose of clause (a)(3)(A) of the covenant described under "—Certain Covenants—Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income, without duplication, any income consisting of dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary, and any income consisting of return of capital, repayment or other proceeds from dispositions or repayments of Investments consisting of Restricted Payments, in each case to the extent such income would be included in Consolidated Net Income and such related dividends, repayments, transfers, return of capital or other proceeds are applied by the Company to increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(C) or (D) thereof.

        In addition, Consolidated Net Income for any period ending on or prior to the Effective Date shall be determined based upon the net income (loss) reflected in the consolidated financial statements of EMSC for such period; and each Person that is a Restricted Subsidiary upon giving effect to the

Transactions shall be deemed to be a Restricted Subsidiary and the Transactions shall not constitute a sale or disposition under clause (iii) above, for purposes of such determination.

        "Consolidated Secured Indebtedness" means, as of any date of determination, an amount equal to the Consolidated Total Indebtedness as of such date that in each case is then secured by Liens on property or assets of the Company and its Restricted Subsidiaries (other than property or assets held in a defeasance or similar trust or arrangement for the benefit of the Indebtedness secured thereby).

        "Consolidated Secured Leverage Ratio" means, as of any date of determination, the ratio of (i) Consolidated Secured Indebtedness as at such date (after giving effect to any Incurrence or Discharge of Indebtedness on such date) to (ii) the aggregate amount of Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements of the Company are available (determined, for any fiscal quarter (or portion thereof) ending prior to the Effective Date, on a pro forma basis to give effect to the Merger as if it had occurred at the beginning of such four-quarter period), provided that:

          (1)   if, since the beginning of such period, the Company or any Restricted Subsidiary shall have made a Sale, the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets that are the subject of such Sale for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period;

          (2)   if, since the beginning of such period, the Company or any Restricted Subsidiary (by merger, consolidation or otherwise) shall have made a Purchase (including any Purchase occurring in connection with a transaction causing a calculation to be made hereunder), Consolidated EBITDA for such period shall be calculated after giving pro forma effect thereto as if such Purchase occurred on the first day of such period; and

          (3)   if, since the beginning of such period, any Person became a Restricted Subsidiary or was merged or consolidated with or into the Company or any Restricted Subsidiary, and since the beginning of such period such Person shall have made any Sale or Purchase that would have required an adjustment pursuant to clause (1) or (2) above if made by the Company or a Restricted Subsidiary since the beginning of such period, Consolidated EBITDA for such period shall be calculated after giving pro forma effect thereto as if such Sale or Purchase occurred on the first day of such period.

        For purposes of this definition, whenever pro forma effect is to be given to any Sale, Purchase or other transaction, or the amount of income or earnings relating thereto, the pro forma calculations in respect thereof (including, without limitation, in respect of anticipated cost savings or synergies relating to any such Sale, Purchase or other transaction) shall be as determined in good faith by the Chief Financial Officer or another authorized Officer of the Company; provided that with respect to cost savings or synergies relating to any Sale, Purchase or other transaction, the related actions are expected by the Company to be taken no later than 18 months after the date of determination.

        "Consolidated Total Assets" means, as of any date of determination, the total assets in each case of the Company and its Restricted Subsidiaries as at the end of the most recently ended fiscal quarter of the Company for which such financial statements of the Company and its Restricted Subsidiaries are available, determined on a Consolidated basis in accordance with GAAP (and, in the case of any determination relating to any Incurrence of Indebtedness or any Investment, on a pro forma basis including any property or assets being acquired in connection therewith).

        "Consolidated Total Indebtedness" means, as of any date of determination, an amount equal to (i) the aggregate principal amount of outstanding Indebtedness of the Company and its Restricted Subsidiaries as of such date consisting of (without duplication) Indebtedness for borrowed money

(including Purchase Money Obligations and unreimbursed outstanding drawn amounts under funded letters of credit); Capitalized Lease Obligations; debt obligations evidenced by bonds, debentures, notes or similar instruments; Disqualified Stock; and (in the case of any Restricted Subsidiary that is not a Subsidiary Guarantor) Preferred Stock, determined on a Consolidated basis in accordance with GAAP (excluding items eliminated in Consolidation, and for the avoidance of doubt, excluding Hedging Obligations) minus (ii) the sum of (A) the amount of such Indebtedness consisting of Indebtedness of a type referred to in, or Incurred pursuant to, clause (b)(ix) of the covenant described under "—Certain Covenants—Limitation on Indebtedness" and (B) cash, Cash Equivalents and Temporary Cash Investments held by the Company and its Restricted Subsidiaries as of the end of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements of the Company are available.

        "Consolidation" means the consolidation of the accounts of each of the Restricted Subsidiaries with those of the Company in accordance with GAAP; provided that "Consolidation" will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of the Company or any Restricted Subsidiary in any Unrestricted Subsidiary will be accounted for as an investment. The term "Consolidated" has a correlative meaning. For purposes of the Indenture for periods ending on or prior to the Effective Date, references to the consolidated financial statements of the Company shall be to the consolidated financial statements of EMSC (with Subsidiaries of EMSC being deemed Subsidiaries of the Company), as the context may require.

        "Contribution Amounts" means the aggregate amount of capital contributions applied by the Company to permit the Incurrence of Contribution Indebtedness pursuant to clause (b)(xi) of the covenant described under "—Certain Covenants—Limitation on Indebtedness."

        "Contribution Indebtedness" means Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount not greater than the aggregate amount of cash contributions (other than Excluded Contributions, the proceeds from the issuance of Disqualified Stock or contributions by the Company or any Restricted Subsidiary) made to the capital of the Company or such Restricted Subsidiary after the Effective Date (whether through the issuance or sale of Capital Stock or otherwise); provided that such Contribution Indebtedness (a) is Incurred within 180 days after the making of the related cash contribution and (b) is so designated as Contribution Indebtedness pursuant to an Officer's Certificate on the date of Incurrence thereof.

        "Credit Facilities" means one or more of (i) the Senior Term Facility, (ii) the Senior ABL Facility, and (iii) any other facilities or arrangements designated by the Company, in each case with one or more banks or other lenders or institutions providing for revolving credit loans, term loans, receivables or inventory financings (including without limitation through the sale of receivables or inventory to such institutions or to special purpose entities formed to borrow from such institutions against such receivables or inventory or the creation of any Liens in respect of such receivables or inventory in favor of such institutions), letters of credit or other Indebtedness, in each case, including all agreements, instruments and documents executed and delivered pursuant to or in connection with any of the foregoing, including but not limited to any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other guarantees, pledge agreements, security agreements and collateral documents, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original banks, lenders or institutions or other banks, lenders or institutions or otherwise, and whether provided under any original Credit Facility or one or more other credit agreements, indentures, financing agreements or other Credit Facilities or otherwise). Without limiting the generality of the foregoing, the term "Credit Facility" shall include any agreement (i) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (ii) adding Subsidiaries as additional borrowers or guarantors thereunder, (iii) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (iv) otherwise altering the terms and conditions thereof.

        "Credit Facility Indebtedness" means any and all amounts, whether outstanding on the Effective Date or thereafter Incurred, payable under or in respect of any Credit Facility, including without limitation principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Restricted Subsidiary whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees, other monetary obligations of any nature and all other amounts payable thereunder or in respect thereof.

        "Currency Agreement" means, in respect of a Person, any foreign exchange contract, currency swap agreement or other similar agreement or arrangements (including derivative agreements or arrangements), as to which such Person is a party or a beneficiary.

        "Default" means any event or condition that is, or after notice or passage of time or both would be, an Event of Default.

        "Designated Noncash Consideration" means the Fair Market Value of noncash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Noncash Consideration pursuant to an Officer's Certificate, setting forth the basis of such valuation.

        "Designated Senior Indebtedness" means with respect to a Person (i) the Credit Facility Indebtedness under or in respect of the Senior Credit Facilities and (ii) any other Senior Indebtedness of such Person that, at the date of determination, has an aggregate principal amount equal to or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated by such Person in an agreement or instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture.

        "Disinterested Directors" means, with respect to any Affiliate Transaction, one or more members of the Board of Directors of the Company, or one or more members of the Board of Directors of a Parent, having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of any such Board of Directors shall not be deemed to have such a financial interest by reason of such member's holding Capital Stock of the Company or any Parent or any options, warrants or other rights in respect of such Capital Stock.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock (other than Management Stock) that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event (other than following the occurrence of a Change of Control or other similar event described under such terms as a "change of control," or an Asset Disposition) (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof (other than following the occurrence of a Change of Control or other similar event described under such terms as a "change of control," or an Asset Disposition), in whole or in part, in each case on or prior to the final Stated Maturity of the Notes; provided that Capital Stock issued to any employee benefit plan, or by any such plan to any employees of the Company or any Subsidiary, shall not constitute Disqualified Stock solely because it may be required to be repurchased or otherwise acquired or retired in order to satisfy applicable statutory or regulatory obligations.

        "Domestic Subsidiary" means any Restricted Subsidiary of the Company other than a Foreign Subsidiary.

        "Effective Date" means the effective date of the Merger.

        "EMSC" means Emergency Medical Services Corporation, a Delaware corporation, and any successor in interest thereto.

        "EMSLP" means Emergency Medical Services L.P., a Delaware limited partnership, and any successor in interest thereto.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

        "Excluded Contribution" means Net Cash Proceeds, or the Fair Market Value of property or assets, received by the Company as capital contributions to the Company after the Effective Date or from the issuance or sale (other than to a Restricted Subsidiary) of Capital Stock (other than Disqualified Stock) of the Company, in each case to the extent designated as an Excluded Contribution pursuant to an Officer's Certificate of the Company and not previously included in the calculation set forth in clause (a)(3)(B)(x) of the covenant described under "—Certain Covenants—Limitation on Restricted Payments" for purposes of determining whether a Restricted Payment may be made.

        "Fair Market Value" means, with respect to any asset or property, the fair market value of such asset or property as determined in good faith by the Board of Directors, whose determination will be conclusive.

        "Financing Disposition" means any sale, transfer, conveyance or other disposition of, or creation or incurrence of any Lien on, property or assets by the Company or any Subsidiary thereof to or in favor of any Special Purpose Entity, or by any Special Purpose Subsidiary, in each case in connection with the Incurrence by a Special Purpose Entity of Indebtedness, or obligations to make payments to the obligor on Indebtedness, which may be secured by a Lien in respect of such property or assets.

        "Fixed GAAP Date" means the Issue Date, provided that at any time after the Effective Date, the Company may by prior written notice to the Trustee (with a copy of such notice sent concurrently by mail to all Holders, as their names and addresses appear in the Note Register) elect to change the Fixed GAAP Date to be the date specified in such notice, and upon the date of such notice, the Fixed GAAP Date shall be such date for all periods for which a Form 10-K or Form 10-Q was not required to be delivered pursuant to the covenant described under "—Certain Covenants—SEC Reports" prior to the date of such notice.

        "Fixed GAAP Terms" means (a) the definitions of the terms "Borrowing Base," "Capitalized Lease Obligation," "Consolidated Coverage Ratio," "Consolidated EBITDA," "Consolidated Interest Expense," "Consolidated Net Income," "Consolidated Secured Indebtedness," "Consolidated Secured Leverage Ratio," "Consolidated Total Assets," "Consolidated Total Indebtedness," "Consolidation," "Inventory" or "Receivables," (b) all defined terms in the Indenture to the extent used in or relating to any of the foregoing definitions, and all ratios and computations based on any of the foregoing definitions, and (c) any other term or provision of the Indenture or the Notes that, at the Company's election, may be specified by the Company by written notice to the Trustee from time to time.

        "Foreign Subsidiary" means (a) any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any state thereof or the District of Columbia and any Restricted Subsidiary of such Foreign Subsidiary (including, for the avoidance of doubt, any Restricted Subsidiary of the Company which is organized and existing under the laws of Puerto Rico or any other territory of the United States of America) and (b) any Restricted Subsidiary of the Company that has no material assets other than securities or Indebtedness of one or more Foreign Subsidiaries (or Subsidiaries thereof), intellectual property relating to such Foreign Subsidiaries (or Subsidiaries thereof) and other assets (including cash, Cash Equivalents and Temporary Cash Investments) relating to an ownership interest in any such securities, Indebtedness, intellectual property or Subsidiaries.

        "GAAP" means generally accepted accounting principles in the United States of America as in effect on the Fixed GAAP Date (for purposes of the Fixed GAAP Terms) and as in effect from time to time (for all other purposes of the Indenture), including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, and subject to the following sentence. If at any time the SEC permits or requires U.S. domiciled companies subject to the reporting requirements of the Exchange Act to use IFRS in lieu of GAAP for financial reporting purposes, the Company may elect by written notice to the Trustee (with a copy of such notice sent concurrently by mail to all Holders, as their names and addresses appear in the Note Register) to so use IFRS in lieu of GAAP and, upon any such notice, references herein to GAAP shall thereafter be construed to mean (a) for all periods for which a Form 10-K or Form 10-Q was not required to be delivered pursuant to the covenant described under "—Certain Covenants—SEC Reports" prior to the date of such notice, IFRS as in effect on the date specified in such notice (for purposes of the Fixed GAAP Terms) and as in effect from time to time (for all other purposes of the Indenture) and (b) for prior periods, GAAP as defined in the first sentence of this definition. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

        "Governmental Authority" means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supranational bodies such as the European Union or the European Central Bank).

        "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person; provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

        "Guarantor Subordinated Obligations" means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Effective Date or thereafter Incurred) that is expressly subordinated in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

        "Hedge Agreements" means, collectively, Interest Rate Agreements, Currency Agreements and Commodities Agreements.

        "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodities Agreement.

        "Holder" or "Noteholder" means the Person in whose name a Note is registered in the Note Register.

        "Holdings" means CDRT Acquisition Corporation, a Delaware corporation, and any successor in interest thereto.

        "IFRS" means International Financial Reporting Standards and applicable accounting requirements set by the International Accounting Standards Board or any successor thereto (or the Financial Accounting Standards Board, the Accounting Principles Board of the American Institute of Certified Public Accountants, or any successor to either such Board, or the SEC, as the case may be), as in effect from time to time.

        "Incur" means issue, assume, enter into any Guarantee of, incur or otherwise become liable for; and the terms "Incurs," "Incurred" and "Incurrence" shall have a correlative meaning; provided that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. Accrual of interest, the accretion of accreted value, the payment of interest in the form of additional Indebtedness, and the payment of dividends on Capital Stock constituting Indebtedness in the form of additional shares of the same class of Capital Stock, will not be deemed to be an Incurrence of Indebtedness. Any Indebtedness issued at a discount (including Indebtedness on which interest is payable through the issuance of additional Indebtedness) shall be deemed Incurred at the time of original issuance of the Indebtedness at the initial accreted amount thereof.

        "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

            (i)  the principal of indebtedness of such Person for borrowed money;

           (ii)  the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

          (iii)  all reimbursement obligations of such Person in respect of letters of credit, bankers' acceptances or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit, bankers' acceptances or other instruments plus the aggregate amount of drawings thereunder that have not then been reimbursed);

          (iv)  all obligations of such Person to pay the deferred and unpaid purchase price of property (except Trade Payables), which purchase price is due more than one year after the date of placing such property in final service or taking final delivery and title thereto;

           (v)  all Capitalized Lease Obligations of such Person;

          (vi)  the redemption, repayment or other repurchase amount of such Person with respect to any Disqualified Stock of such Person or (if such Person is a Subsidiary of the Company other than a Subsidiary Guarantor) any Preferred Stock of such Subsidiary, but excluding, in each case, any accrued dividends (the amount of such obligation to be equal at any time to the maximum fixed involuntary redemption, repayment or repurchase price for such Capital Stock, or if less (or if such Capital Stock has no such fixed price), to the involuntary redemption, repayment or repurchase price therefor calculated in accordance with the terms thereof as if then redeemed, repaid or repurchased, and if such price is based upon or measured by the fair market value of such Capital Stock, such fair market value shall be as determined in good faith by the Board of Directors or the board of directors or other governing body of the issuer of such Capital Stock);

         (vii)  all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of Indebtedness of such Person shall be the lesser of (A) the fair market value of such asset at such date of determination (as determined in good faith by the Company) and (B) the amount of such Indebtedness of such other Persons;

        (viii)  all Guarantees by such Person of Indebtedness of other Persons, to the extent so Guaranteed by such Person; and

          (ix)  to the extent not otherwise included in this definition, net Hedging Obligations of such Person (the amount of any such obligation to be equal at any time to the termination value of such agreement or arrangement giving rise to such Hedging Obligation that would be payable by such Person at such time).

        The amount of Indebtedness of any Person at any date shall be determined as set forth above or otherwise provided in the Indenture, or otherwise shall equal the amount thereof that would appear as a liability on a balance sheet of such Person (excluding any notes thereto) prepared in accordance with GAAP.

        "Interest Rate Agreement" means, with respect to any Person, any interest rate protection agreement, future agreement, option agreement, swap agreement, cap agreement, collar agreement, hedge agreement or other similar agreement or arrangement (including derivative agreements or arrangements), as to which such Person is party or a beneficiary.

        "Inventory" means goods held for sale, lease or use by a Person in the ordinary course of business, net of any reserve for goods that have been segregated by such Person to be returned to the applicable vendor for credit, as determined in accordance with GAAP.

        "Investment" in any Person by any other Person means any direct or indirect advance, loan or other extension of credit (other than to customers, dealers, licensees, franchisees, suppliers, directors, officers or employees of any Person in the ordinary course of business) or capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to, or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "—Certain Covenants—Limitation on Restricted Payments" only, (i) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary, provided that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation, and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer. Guarantees shall not be deemed to be Investments. The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced (at the Company's option) by any dividend, distribution, interest payment, return of capital, repayment or other amount or value received in respect of such Investment; provided that to the extent that the amount of Restricted Payments outstanding at any time pursuant to paragraph (a) of the covenant described under "—Certain Covenants—Limitation on Restricted Payments" is so reduced by any portion of any such amount or value that would otherwise be included in the calculation of Consolidated Net Income, such portion of such amount or value shall not be so included for purposes of calculating the amount of Restricted Payments that may be made pursuant to paragraph (a) of the covenant described under "—Certain Covenants—Limitation on Restricted Payments."

        "Investment Grade Rating" means a rating of Baa3 or better by Moody's and BBB- or better by S&P (or, in either case, the equivalent of such rating by such organization), or an equivalent rating by any other Rating Agency.

        "Issue Date" means the first date on which Notes are issued.

        "Liabilities" means, collectively, any and all claims, obligations, liabilities, causes of action, actions, suits, proceedings, investigations, judgments, decrees, losses, damages, fees, costs and expenses (including without limitation interest, penalties and fees and disbursements of attorneys, accountants, investment bankers and other professional advisors), in each case whether incurred, arising or existing with respect to third parties or otherwise at any time or from time to time.

        "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

        "Management Advances" means (1) loans or advances made to directors, officers, employees or consultants of any Parent, the Company or any Restricted Subsidiary or to Related Physicians (x) in respect of travel, entertainment or moving related expenses incurred in the ordinary course of business, (y) in respect of moving related expenses incurred in connection with any closing or consolidation of any facility, or (z) in the ordinary course of business and (in the case of this clause (z)) not exceeding $5.0 million in the aggregate outstanding at any time, (2) promissory notes of Management Investors acquired in connection with the issuance of Management Stock to such Management Investors, (3) Management Guarantees, or (4) other Guarantees of borrowings by Management Investors in connection with the purchase of Management Stock, which Guarantees are permitted under the covenant described under "—Certain Covenants—Limitation on Indebtedness."

        "Management Guarantees" means guarantees (x) of up to an aggregate principal amount outstanding at any time of $20.0 million of borrowings by Management Investors in connection with their purchase of Management Stock or (y) made on behalf of, or in respect of loans or advances made to, directors, officers or employees of any Parent, the Company or any Restricted Subsidiary or to any Related Physicians (1) in respect of travel, entertainment and moving related expenses incurred in the ordinary course of business, or (2) in the ordinary course of business and (in the case of this clause (2)) not exceeding $5.0 million in the aggregate outstanding at any time.

        "Management Investors" means the officers, directors, employees and other members of the management of any Parent, the Company or any of their respective Subsidiaries, and Related Physicians, or family members or relatives of any of the foregoing (provided that, solely for purposes of the definition of "Permitted Holders," such relatives shall include only those Persons who are or become Management Investors in connection with estate planning for or inheritance from other Management Investors, as determined in good faith by the Company, which determination shall be conclusive), or trusts, partnerships or limited liability companies for the benefit of any of the foregoing, or any of their heirs, executors, successors and legal representatives, who at any date beneficially own or have the right to acquire, directly or indirectly, Capital Stock of the Company or any Parent.

        "Management Stock" means Capital Stock of the Company or any Parent (including any options, warrants or other rights in respect thereof) held by any of the Management Investors.

        "Medicaid" shall have the meaning assigned thereto in the Senior ABL Agreement, as in effect on the Effective Date.

        "Medicare" shall have the meaning assigned thereto in the Senior ABL Agreement, as in effect on the Effective Date.

        "Merger" means the merger of MergerSub with and into EMSC.

        "Merger Agreement" means that certain Agreement and Plan of Merger (together with the Company Disclosure Schedule (as defined in the Merger Agreement) and Parent Disclosure Schedule (as defined in the Merger Agreement) delivered in connection therewith) dated as of February 13, 2011 among Holdings, MergerSub and EMSC, as the same may be amended, modified and/or supplemented from time to time in accordance with the terms thereof.

        "Merger Documents" means, collectively, (i) the Merger Agreement and (ii) the Unitholders Agreement, dated as of February 13, 2011, among Holdings, MergerSub, EMSC, EMSLP, Onex Corporation, a corporation existing under the laws of Canada, and the limited partners of EMSLP party thereto.

        "MergerSub" means CDRT Merger Sub, Inc., a Delaware corporation, and any successor in interest thereto.

        "Minority Business" means any business unit of the Company that represents less than 50% of the Consolidated EBITDA of the Company and its Restricted Subsidiaries for and as of the end of the last four fiscal quarters for which financial statements have been delivered pursuant to the covenant described under "—Certain Covenants—SEC Reports."

        "Minority Business Assets" means the assets of the Company and its Subsidiaries, including Capital Stock of Subsidiaries, that relate to or form part of a Minority Business.

        "Minority Business Disposition" means (i) any sale or other disposition of Capital Stock of any Minority Business Subsidiary (whether by issuance or sale of Capital Stock, merger, or otherwise) to one or more Persons (other than the Company or a Restricted Subsidiary) in any transaction or series of related transactions following the consummation of which such Minority Business Subsidiary is no longer a Restricted Subsidiary of the Company (excluding any Minority Business Offering) or (ii) any sale or other disposition of any assets of any Minority Business Subsidiary, including all or substantially all of the assets of any Minority Business Subsidiary, to one or more Persons (other than the Company or a Restricted Subsidiary) in any transaction or series of related transactions.

        "Minority Business Disposition Condition" means at any date of determination after giving effect to the Minority Business Disposition or Minority Business Offering, either (1) the Company could Incur at least $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "—Limitation on Indebtedness" or (2) the Consolidated Coverage Ratio of the Company would equal or exceed the Consolidated Coverage Ratio of the Company immediately prior to giving effect thereto.

        "Minority Business Offering" means a public offering of Capital Stock of any Minority Business Subsidiary pursuant to a registration statement filed with the SEC.

        "Minority Business Subsidiary" means any of the Company's Subsidiaries and successors in interest thereto to the extent any of such Subsidiaries form part of the relevant Minority Business.

        "Moody's" means Moody's Investors Service, Inc., and its successors.

        "Municipal Contract Lien" means any Lien incurred in connection with any of the Company's or its Subsidiaries' contracts with Governmental Authorities, including municipalities, providing for emergency 911 ambulance services.

        "Net Available Cash" from an Asset Disposition means an amount equal to the cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or to be accrued as a liability under GAAP, as a consequence of such Asset Disposition (including as a consequence of any transfer of funds in connection with the application thereof in accordance with the covenant described under "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock"), (ii) all payments made, and all installment payments required to be made, on any Indebtedness (x) that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or (y) that must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition, including but not limited to any payments required to be made to increase borrowing availability under any revolving credit facility, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition, or to any other Person (other than the Company or a Restricted Subsidiary) owning a beneficial interest in the assets disposed of in such Asset Disposition, (iv) any liabilities or obligations associated with the assets disposed of in such Asset Disposition and retained, indemnified or insured by the Company or any Restricted Subsidiary after such Asset Disposition, including without limitation pension and other post-employment benefit liabilities, liabilities related to environmental matters, and liabilities relating to any indemnification obligations associated with such Asset Disposition, and (v) the amount of any purchase price or similar adjustment (x) claimed by any Person to be owed by the Company or any Restricted Subsidiary, until such time as such claim shall have been settled or otherwise finally resolved, or (y) paid or payable by the Company or any Restricted Subsidiary, in either case in respect of such Asset Disposition.

        "Net Cash Proceeds" means, with respect to any issuance or sale of any securities of the Company or any Subsidiary by the Company or any Subsidiary, or any capital contribution, means the cash proceeds of such issuance, sale, contribution or Incurrence net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance, sale, contribution or Incurrence and net of taxes paid or payable as a result thereof.

        "Obligations" means, with respect to any Indebtedness, any principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Restricted Subsidiary whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, Guarantees of such Indebtedness (or of Obligations in respect thereof), other monetary obligations of any nature and all other amounts payable thereunder or in respect thereof.

        "Offering Memorandum" means the offering memorandum, dated May 25, 2011, relating to the sale of the Old Notes.

        "Officer" means, with respect to the Company or any other obligor upon the Notes, the Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Controller, the Treasurer or the Secretary (a) of such Person or (b) if such Person is owned or managed by a single entity, of such entity (or any other individual designated as an "Officer" for the purposes of the Indenture by the Board of Directors).

        "Officer's Certificate" means, with respect to the Company or any other obligor upon the Notes, a certificate signed by one Officer of such Person.

        "Opinion of Counsel" means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

        "Parent" means any of CDRT Parent, Holdings, any Other Parent, and any other Person that is a Subsidiary of Holdings or any Other Parent and of which the Company is a Subsidiary. As used herein, "Other Parent" means a Person of which the Company becomes a Subsidiary after the Issue Date, provided that either (x) immediately after the Company first becomes a Subsidiary of such Person, more than 50.0% of the Voting Stock of such Person shall be held by one or more Persons that held more than 50.0% of the Voting Stock of a Parent of the Company immediately prior to the Company first becoming such Subsidiary or (y) such Person shall be deemed not to be an Other Parent for the purpose of determining whether a Change of Control shall have occurred by reason of the Company first becoming a Subsidiary of such Person.

        "Parent Expenses" means (i) costs (including all professional fees and expenses) incurred by any Parent in connection with maintaining its existence or in connection with its reporting obligations under, or in connection with compliance with, applicable laws or applicable rules of any governmental, regulatory or self-regulatory body or stock exchange, the Indenture or any other agreement or instrument relating to Indebtedness of the Company or any Restricted Subsidiary, including in respect of any reports filed with respect to the Securities Act, the Exchange Act or the respective rules and regulations promulgated thereunder, (ii) expenses incurred by any Parent in connection with the acquisition, development, maintenance, ownership, prosecution, protection and defense of its intellectual property and associated rights (including but not limited to trademarks, service marks, trade names, trade dress, patents, copyrights and similar rights, including registrations and registration or renewal applications in respect thereof; inventions, processes, designs, formulae, trade secrets, know-how, confidential information, computer software, data and documentation, and any other intellectual property rights; and licenses of any of the foregoing) to the extent such intellectual property and associated rights relate to the business or businesses of the Company or any Subsidiary thereof, (iii) indemnification obligations of any Parent owing to directors, officers, employees or other Persons under its charter or by-laws or pursuant to written agreements with or for the benefit of any such Person (including the CD&R Indemnification Agreement), or obligations in respect of director and officer insurance (including premiums therefor), (iv) other administrative and operational expenses of any Parent incurred in the ordinary course of business, and (v) fees and expenses incurred by any Parent in connection with any offering of Capital Stock or Indebtedness, (w) which offering is not completed, or (x) where the net proceeds of such offering are intended to be received by or contributed or loaned to the Company or a Restricted Subsidiary, or (y) in a prorated amount of such expenses in proportion to the amount of such net proceeds intended to be so received, contributed or loaned, or (z) otherwise on an interim basis prior to completion of such offering so long as any Parent shall cause the amount of such expenses to be repaid to the Company or the relevant Restricted Subsidiary out of the proceeds of such offering promptly if completed.

        "Patient Receivables" means, with respect to any Restricted Subsidiary, the patient accounts receivable of such Restricted Subsidiary existing or hereafter created, any and all rights to receive payments due on such accounts receivable from any Governmental Authority payor under or in respect of such accounts receivable (including, without limitation, Medicare, Medicaid, CHAMPVA and TRICARE), and all proceeds of or in any way derived, whether directly or indirectly, from any of the foregoing (including, without limitation, all interest, finance charges and other amounts payable by any Governmental Authority, directly or indirectly, in respect thereof).

        "Permitted Holder" means any of the following: (i) any of the CD&R Investors; (ii) any of the Management Investors, CD&R and their respective Affiliates; (iii) any investment fund or vehicle managed, sponsored or advised by CD&R or any Affiliate thereof, and any Affiliate of or successor to any such investment fund or vehicle; (iv) any limited or general partners of, or other investors in, any CD&R Investor or any Affiliate thereof, or any such investment fund or vehicle; and (v) any Person acting in the capacity of an underwriter (solely to the extent that and for so long as such Person is acting in such capacity) in connection with a public or private offering of Capital Stock of any Parent or the Company. In addition, any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) whose status as a "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) constitutes or results in a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture, together with its Affiliates, shall thereafter constitute Permitted Holders.

        "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in, or consisting of, any of the following:

            (i)  a Restricted Subsidiary, the Company, or a Person that will, upon the making of such Investment, become a Restricted Subsidiary (and any Investment held by such Person that was not acquired by such Person in contemplation of so becoming a Restricted Subsidiary);

           (ii)  another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, or is liquidated into, the Company or a Restricted Subsidiary (and, in each case, any Investment held by such other Person that was not acquired by such Person in contemplation of such merger, consolidation or transfer);

          (iii)  Temporary Cash Investments or Cash Equivalents;

          (iv)  receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business;

           (v)  any securities or other Investments received as consideration in, or retained in connection with, sales or other dispositions of property or assets, including Asset Dispositions made in compliance with the covenant described under "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock";

          (vi)  securities or other Investments received in settlement of debts created in the ordinary course of business and owing to, or of other claims asserted by, the Company or any Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments, including in connection with any bankruptcy proceeding or other reorganization of another Person;

         (vii)  Investments in existence or made pursuant to legally binding written commitments in existence on the Effective Date;

        (viii)  Currency Agreements, Interest Rate Agreements, Commodities Agreements and related Hedging Obligations, which obligations are Incurred in compliance with the covenant described under "—Certain Covenants—Limitation on Indebtedness";

          (ix)  pledges or deposits (x) with respect to leases or utilities provided to third parties in the ordinary course of business or (y) otherwise described in the definition of "Permitted Liens" or made in connection with Liens permitted under the covenant described under "—Certain Covenants—Limitation on Liens";

           (x)  (1) Investments in or by any Special Purpose Subsidiary, or in connection with a Financing Disposition by, to, in or in favor of any Special Purpose Entity, including Investments of funds held in accounts permitted or required by the arrangements governing such Financing Disposition or any related Indebtedness, or (2) any promissory note issued by the Company, or any Parent, provided that if such Parent receives cash from the relevant Special Purpose Entity in exchange for such note, an equal cash amount is contributed by any Parent to the Company;

          (xi)  bonds secured by assets leased to and operated by the Company or any Restricted Subsidiary that were issued in connection with the financing of such assets so long as the Company or any Restricted Subsidiary may obtain title to such assets at any time by paying a nominal fee, canceling such bonds and terminating the transaction;

         (xii)  the Notes;

        (xiii)  any Investment to the extent made using Capital Stock of the Company (other than Disqualified Stock), or Capital Stock of any Parent, as consideration;

        (xiv)  Management Advances;

         (xv)  Investments in Related Businesses in an aggregate amount outstanding at any time not to exceed an amount equal to the greater of $100.0 million and 2.75% of Consolidated Total Assets;

        (xvi)  any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of paragraph (b) of the covenant described under "—Certain Covenants—Limitation on Transactions with Affiliates" (except transactions described in clauses (i), (ii)(4), (iii), (v), (vi), (ix), (x) and (xi) of such paragraph), including any Investment pursuant to any transaction described in clause (ii) of such paragraph (whether or not any Person party thereto is at any time an Affiliate of the Company);

       (xvii)  other Investments in an aggregate amount outstanding at any time not to exceed an amount equal to the greater of $100.0 million and 2.75% of Consolidated Total Assets; and

      (xviii)  loans and advances to and other Investments in Related Corporations (a) made on a basis consistent with past practices on or prior to the Effective Date or made in the ordinary course of business, pursuant to or in connection with Related Corporation Contracts, including obtaining letters of credit on behalf of Related Corporations or (b) in connection with the acquisition of, or Investment in, any Person that becomes a Related Corporation (promptly following such acquisition or investment), in any such case by the Related Corporation in which such loans, advances or other Investments were made in or to on a basis consistent with past practices on or prior to the Effective Date or made in the ordinary course of business, including the entry into applicable Related Corporation Contracts in connection therewith.

        If any Investment pursuant to clause (xv) or (xvii) above, or paragraph (b)(vi) of the covenant described under "—Certain Covenants—Limitation on Restricted Payments," as applicable, is made in any Person that is not a Restricted Subsidiary and such Person thereafter (A) becomes a Restricted Subsidiary or (B) is merged or consolidated into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary, then such Investment shall thereafter be deemed to have been made pursuant to clause (i) or (ii) above, respectively, and not clause (xv) or (xvii) above, or paragraph (b)(vi) of the covenant described under "—Certain Covenants—Limitation on Restricted Payments," as applicable.

        "Permitted Liens" means:

          (a)   Liens for taxes, assessments or other governmental charges not yet delinquent or the nonpayment of which in the aggregate would not reasonably be expected to have a material adverse effect on the Company and its Restricted Subsidiaries or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Company or a Subsidiary thereof, as the case may be, in accordance with GAAP;

          (b)   Liens with respect to outstanding motor vehicle fines and carriers', warehousemen's, mechanics', landlords', materialmen's, repairmen's or other like Liens arising in the ordinary course of business in respect of obligations that are not overdue for a period of more than 60 days or that are bonded or that are being contested in good faith and by appropriate proceedings;

          (c)   pledges, deposits or Liens in connection with workers compensation, professional liability insurance, insurance programs, unemployment insurance and other social security and other similar legislation or other insurance related obligations (including, without limitation, pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements);

          (d)   pledges, deposits or Liens to secure the performance of bids, tenders, trade, government or other contracts (other than for borrowed money), obligations for utilities, leases, licenses, statutory obligations, completion guarantees, surety, judgment, appeal or performance bonds, other similar bonds, instruments or obligations, and other obligations of a like nature incurred in the ordinary course of business;

          (e)   easements (including reciprocal easement agreements), rights-of-way, building, zoning and similar restrictions, utility agreements, covenants, reservations, restrictions, encroachments, charges, and other similar encumbrances or title defects incurred, or leases or subleases granted to others, in the ordinary course of business, which do not in the aggregate materially interfere with the ordinary conduct of the business of the Company and its Subsidiaries, taken as a whole;

          (f)    Liens existing on, or provided for under written arrangements existing on, the Effective Date, or (in the case of any such Liens securing Indebtedness of the Company or any of its Subsidiaries existing or arising under written arrangements existing on the Effective Date) securing any Refinancing Indebtedness in respect of such Indebtedness so long as the Lien securing such Refinancing Indebtedness is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or under such written arrangements could secure) the original Indebtedness;

          (g)   (i) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any developer, landlord or other third party on property over which the Company or any Restricted Subsidiary of the Company has easement rights or on any leased property and subordination or similar agreements relating thereto and (ii) any condemnation or eminent domain proceedings affecting any real property;

          (h)   Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) consisting of Hedging Obligations, Bank Products Obligations, Purchase Money Obligations or Capitalized Lease Obligations Incurred in compliance with the covenant described under "—Certain Covenants—Limitation on Indebtedness";

          (i)    Liens arising out of judgments, decrees, orders or awards in respect of which the Company or any Restricted Subsidiary shall in good faith be prosecuting an appeal or proceedings for review, which appeal or proceedings shall not have been finally terminated, or if the period within which such appeal or proceedings may be initiated shall not have expired;

          (j)    leases, subleases, licenses or sublicenses to or from third parties;

          (k)   Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) consisting of (1) Indebtedness Incurred in compliance with clause (b)(i), (b)(iv), (b)(v), (b)(vii) or (b)(viii) of the covenant described under "—Certain Covenants—Limitation on Indebtedness," or clause (b)(iii) thereof (other than Refinancing Indebtedness Incurred in respect of Indebtedness described in paragraph (a) thereof), (2) Credit Facility Indebtedness Incurred in compliance with paragraph (b) of the covenant described under "—Certain Covenants—Limitation on Indebtedness," (3) Indebtedness of any Restricted Subsidiary that is not a Subsidiary Guarantor (limited, in the case of this clause (3), to Liens on any of the property and assets of any Restricted Subsidiary that is not a Subsidiary Guarantor), or (4) obligations in respect of Management Advances or Management Guarantees; in each case including Liens securing any Guarantee of any thereof;

          (l)    Liens existing on property or assets of a Person at the time such Person becomes a Subsidiary of the Company (or at the time the Company or a Restricted Subsidiary acquires such property or assets, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary); provided, however, that such Liens are not created in connection with, or in contemplation of, such other Person becoming such a Subsidiary (or such acquisition of such property or assets), and that such Liens are limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which such Liens arose, could secure) the obligations to which such Liens relate; provided, further, that for purposes of this clause (l), if a Person other than the Company is the Successor Company with respect thereto, any Subsidiary thereof shall be deemed to become a Subsidiary of the Company, and any property or assets of such Person or any such Subsidiary shall be deemed acquired by the Company or a Restricted Subsidiary, as the case may be, when such Person becomes such Successor Company;

          (m)  Liens on Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

          (n)   any encumbrance or restriction (including, but not limited to, pursuant to put and call agreements or buy/sell arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

          (o)   Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) consisting of Refinancing Indebtedness Incurred in respect of any Indebtedness secured by, or securing any refinancing, refunding, extension, renewal or replacement (in whole or in part) of any other obligation secured by, any other Permitted Liens, provided that any such new Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the obligations to which such Liens relate;

          (p)   Liens (1) arising by operation of law (or by agreement to the same effect) in the ordinary course of business, including Liens arising under or by reason of the Perishable Agricultural Commodities Act of 1930, as amended from time to time, (2) on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets, (3) on Receivables (including related rights), (4) on cash set aside at the time of the Incurrence of any Indebtedness or government securities purchased with such cash, in either case to the extent that such cash or government securities prefund the payment of interest on such Indebtedness and are held in an escrow account or similar arrangement to be applied for such purpose, (5) securing or arising by reason of any netting or set-off arrangement entered into in the ordinary course of banking or other trading activities (including in connection with purchase orders and other agreements with customers), (6) in favor of the Company or any Subsidiary (other than Liens on property or assets of the Company or any Subsidiary Guarantor in favor of any Subsidiary that is not a Subsidiary Guarantor), (7) arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business, (8) on inventory or other goods and proceeds securing obligations in respect of bankers' acceptances issued or created to facilitate the purchase, shipment or storage of such inventory or other goods, (9) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft, cash pooling or similar obligations incurred in the ordinary course of business, (10) attaching to commodity trading or other brokerage accounts incurred in the ordinary course of business, or (11) arising in connection with repurchase agreements permitted under the covenant described under "—Certain Covenants—Limitation on Indebtedness" on assets that are the subject of such repurchase agreements;

          (q)   other Liens securing obligations incurred in the ordinary course of business, which obligations do not exceed an amount equal to the greater of $60.0 million and 1.75% of Consolidated Total Assets at any time outstanding;

          (r)   Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) consisting of Indebtedness incurred in compliance with the covenant described under "—Certain Covenants—Limitation on Indebtedness," provided that on the date of the incurrence of such Indebtedness which is secured by Liens and after giving effect to such Incurrence (or on the date of the initial borrowing of such Indebtedness after giving pro forma effect to the Incurrence of the entire committed amount of such Indebtedness), the Consolidated Secured Leverage Ratio shall not exceed 4.0 to 1.0;

          (s)   Liens securing Indebtedness (including Liens securing obligations in respect thereof) or other obligations of, or in favor of, any Special Purpose Entity, or in connection with a Special Purpose Financing Incurred pursuant to clause (b)(ix) of the covenant described under "—Certain Covenants—Limitation on Indebtedness";

          (t)    Retained Rights; and

          (u)   Municipal Contract Liens.

        For purposes of determining compliance with this definition, (x) a Lien need not be incurred solely by reference to one category of Permitted Liens described in this definition but may be incurred under any combination of such categories (including in part under one such category and in part under any other such category) and (y) in the event that a Lien (or any portion thereof) meets the criteria of one or more of such categories of Permitted Liens, the Company shall, in its sole discretion, classify or reclassify such Lien (or any portion thereof) in any manner that complies with this definition.

        "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, limited liability company, professional corporation, professional association, service corporation, personal service corporation, other professional group, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Preferred Stock" as applied to the Capital Stock of any corporation means Capital Stock of any class or classes (however designated) that by its terms is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

        "Purchase Agreement" means the Purchase Agreement, dated as of May 25, 2011, between the Company and the initial purchasers of the Notes, as the same may be amended, supplemental, waived or otherwise modified from time to time.

        "Purchase Money Obligations" means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets, and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

        "Rating Agency" means Moody's or S&P or, if Moody's or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company which shall be substituted for Moody's or S&P or both, as the case may be.

        "Receivable "means a right to receive payment pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay, as determined in accordance with GAAP.

        "refinance" means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell or extend (including pursuant to any defeasance or discharge mechanism); and the terms "refinances," "refinanced" and "refinancing" as used for any purpose in the Indenture shall have a correlative meaning.

        "Refinancing Indebtedness" means Indebtedness that is Incurred to refinance any Indebtedness existing on the date of the Indenture or Incurred in compliance with such Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary (to the extent permitted in such Indenture) and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; provided, that (1) if the Indebtedness being refinanced is Subordinated Obligations or Guarantor Subordinated Obligations, the Refinancing Indebtedness has a final Stated Maturity at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the final Stated Maturity of the Indebtedness being refinanced (or if shorter, the Notes), (2) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of (x) the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced, plus (y) fees, underwriting discounts, premiums and other costs and expenses Incurred in connection with such Refinancing Indebtedness and (3) Refinancing Indebtedness shall not include (x) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor that refinances Indebtedness of the Company or a Subsidiary Guarantor that could not have been initially Incurred by such Restricted Subsidiary pursuant to the covenant described under "—Certain Covenants—Limitation on Indebtedness" or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

        "Registration Rights Agreement" means the Exchange and Registration Rights Agreement, to be dated as of the Issue Date, between the Company and the initial purchasers of the Notes, as the same may be amended, supplemented, waived or otherwise modified from time to time.

        "Related Billing Entity" means any Person whose only substantial activity is invoicing and collecting payments for professional medical services on behalf of a Related Professional Corporation or a Subsidiary of the Company.

        "Related Business" means those businesses in which the Company or any of its Subsidiaries is engaged on the Effective Date, or that are similar, related, complementary, incidental or ancillary thereto or extensions, developments or expansions thereof.

        "Related Corporation" means (i) a Related Professional Corporation or (ii) a Related Billing Entity.

        "Related Corporation Contracts" means management, practice support, consulting and similar agreements, entered into on a basis consistent with past practices on or prior to the Effective Date or in the ordinary course of business, with Related Corporations.

        "Related Physicians" means physicians or independent contractors that own, are employed by, or are under contract with, a Related Professional Corporation or a Subsidiary of the Company.

        "Related Professional Corporation" means any Person that is owned by one or more physicians and/or independent contractor physicians, in each case to whom a Subsidiary of the Company or another Related Professional Corporation provides management services pursuant to a management services, practice support or similar agreement.

        "Related Taxes" means (x) any taxes, charges or assessments, including but not limited to sales, use, transfer, rental, ad valorem, value added, stamp, property, consumption, franchise, license, capital, net worth, gross receipts, excise, occupancy, intangibles or similar taxes, charges or assessments (other than federal, state or local taxes measured by income and federal, state or local withholding imposed by any government or other taxing authority on payments made by any Parent other than to another Parent), required to be paid by any Parent by virtue of its being incorporated or having Capital Stock outstanding (but not by virtue of owning stock or other equity interests of any corporation or other entity other than the Company, any of its Subsidiaries or any Parent), or being a holding company parent of the Company, any of its Subsidiaries or any Parent or receiving dividends from or other distributions in respect of the Capital Stock of the Company, any of its Subsidiaries or any Parent, or having guaranteed any obligations of the Company or any Subsidiary thereof, or having made any payment in respect of any of the items for which the Company or any of its Subsidiaries is permitted to make payments to any Parent pursuant to the covenant described under "—Certain Covenants—Limitation on Restricted Payments," or acquiring, developing, maintaining, owning, prosecuting, protecting or defending its intellectual property and associated rights (including but not limited to receiving or paying royalties for the use thereof) relating to the business or businesses of the Company or any Subsidiary thereof, (y) any taxes attributable to any taxable period (or portion thereof) ending on or prior to the Effective Date, or to the consummation of any of the Transactions, or to any Parent's receipt of (or entitlement to) any payment in connection with the Transactions, including any payment received after the Effective Date pursuant to any agreement related to the Transactions or (z) any other federal, state, foreign, provincial or local taxes measured by income for which any Parent is liable up to an amount not to exceed, with respect to federal taxes, the amount of any such taxes that the Company and its Subsidiaries would have been required to pay on a separate company basis, or on a consolidated basis as if the Company had filed a consolidated return on behalf of an affiliated group (as defined in Section 1504 of the Code) of which it were the common parent, or with respect to state and local taxes, the amount of any such taxes that the Company and its Subsidiaries would have been required to pay on a separate company basis, or on a consolidated, combined, unitary or affiliated basis as if the Company had filed a consolidated, combined, unitary or affiliated return on behalf of an affiliated group (as defined in the applicable state or local tax laws for filing such return) consisting only of the Company and its Subsidiaries. Taxes include all interest, penalties and additions relating thereto.

        "Restricted Payment Transaction" means any Restricted Payment permitted pursuant to the covenant described under "—Certain Covenants—Limitation on Restricted Payments," any Permitted Payment, any Permitted Investment, or any transaction specifically excluded from the definition of the term "Restricted Payment" (including pursuant to the exception contained in clause (i) of such definition and the parenthetical exclusions contained in clauses (ii) and (iii) of such definition).

        "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

        "Retained Rights" means, with respect to any Patient Receivable owing from any Governmental Authority, the rights of any payee granted by applicable law and regulation over such Patient Receivable, which in the absence of a court order in the manner expressly contemplated by applicable state and federal law are subject to restrictions on assignment, pledging or are otherwise encumbered by applicable law or regulation, including, without limitation, and as applicable, restrictions on the collection thereof and discretion over the transfer thereof, to any party and restrictions on any such party's ability to enforce the claim giving rise to such Patient Receivable against such Governmental Authority.

        "SEC" means the Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended from time to time.

        "Senior ABL Agreement" means the Credit Agreement, dated as of the Effective Date, among the Company, the other borrowers party thereto from time to time; the lenders and other financial institutions party thereto from time to time, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent thereunder, as such agreement may be amended, supplemented, waived or otherwise modified from time to time or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original administrative agent and lenders or other agents and lenders or otherwise, and whether provided under the original Senior ABL Agreement or one or more other credit agreements or otherwise, unless such agreement, instrument or other document expressly provides that it is not intended to be and is not a Senior ABL Agreement). Any reference to the Senior ABL Agreement hereunder shall be deemed a reference to each Senior ABL Agreement then in existence.

        "Senior ABL Facility" means the collective reference to the Senior Credit Agreement, any Loan Documents (as defined therein), any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages, letter of credit applications and other guarantees, pledge agreements, security agreements and collateral documents, and other instruments and documents, executed and delivered pursuant to or in connection with any of the foregoing, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original agent and lenders or other agents and lenders or otherwise, and whether provided under the original Senior ABL Agreement or one or more other credit agreements, indentures (including the Indenture) or financing agreements or otherwise, unless such agreement, instrument or document expressly provides that it is not intended to be and is not a Senior ABL Facility). Without limiting the generality of the foregoing, the term "Senior ABL Facility" shall include any agreement (i) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (ii) adding Subsidiaries of the Company as additional borrowers or guarantors thereunder, (iii) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (iv) otherwise altering the terms and conditions thereof.

        "Senior Credit Agreements" means, collectively, the Senior ABL Agreement and the Senior Term Agreement.

        "Senior Credit Facilities" means, collectively, the Senior ABL Facility and the Senior Term Facility.

        "Senior Indebtedness" means any Indebtedness of the Company or any Restricted Subsidiary other than, (x) in the case of the Company, Subordinated Obligations and (y) in the case of any Subsidiary Guarantor, Guarantor Subordinated Obligations.

        "Senior Term Agreement" means the Credit Agreement, dated as of the Effective Date, among the Company; the lenders and other financial institutions party thereto from time to time; and Deutsche Bank AG New York Branch, as administrative agent, as such agreement may be amended, supplemented, waived or otherwise modified from time to time or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original administrative agent and lenders or other agents and lenders or otherwise, and whether provided under the original Senior Term Agreement or one or more other credit agreements or otherwise, unless such agreement, instrument or document expressly provides that it is not intended to be and is not a Senior Term Agreement). Any reference to the Senior Term Agreement hereunder shall be deemed a reference to each Senior Term Agreement then in existence.

        "Senior Term Facility" means the collective reference to the Senior Term Agreement, any Loan Documents (as defined therein), any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages, letter of credit applications and other guarantees, pledge agreements, security agreements and collateral documents, and other instruments and documents, executed and delivered pursuant to or in connection with any of the foregoing, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original agent and lenders or other agents and lenders or otherwise, and whether provided under the original Senior Term Agreement or one or more other credit agreements, indentures (including the Indenture) or financing agreements or otherwise, unless such agreement, instrument or document expressly provides that it is not intended to be and is not a Senior Term Facility). Without limiting the generality of the foregoing, the term "Senior Term Facility" shall include any agreement (i) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (ii) adding Subsidiaries of the Company as additional borrowers or guarantors thereunder, (iii) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (iv) otherwise altering the terms and conditions thereof.

        "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC, as such Regulation is in effect on the Issue Date.

        "Special Purpose Entity" means (x) any Special Purpose Subsidiary or (y) any other Person that is engaged in the business of acquiring, selling, collecting, financing or refinancing Receivables, accounts (as defined in the Uniform Commercial Code as in effect in any jurisdiction from time to time), other accounts and/or other receivables, and/or related assets.

        "Special Purpose Financing" means any financing or refinancing of assets consisting of or including Receivables of the Company or any Restricted Subsidiary that have been transferred to a Special Purpose Entity or made subject to a Lien in a Financing Disposition.

        "Special Purpose Financing Fees" means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Special Purpose Financing.

        "Special Purpose Financing Undertakings" means representations, warranties, covenants, indemnities, guarantees of performance and (subject to clause (y) of the proviso below) other agreements and undertakings entered into or provided by the Company or any of its Restricted Subsidiaries that the Company determines in good faith (which determination shall be conclusive) are customary or otherwise necessary or advisable in connection with a Special Purpose Financing or a Financing Disposition; provided that (x) it is understood that Special Purpose Financing Undertakings may consist of or include (i) reimbursement and other obligations in respect of notes, letters of credit, surety bonds and similar instruments provided for credit enhancement purposes or (ii) Hedging Obligations, or other obligations relating to Interest Rate Agreements, Currency Agreements or Commodities Agreements entered into by the Company or any Restricted Subsidiary, in respect of any Special Purpose Financing or Financing Disposition, and (y) subject to the preceding clause (x), any such other agreements and undertakings shall not include any Guarantee of Indebtedness of a Special Purpose Subsidiary by the Company or a Restricted Subsidiary that is not a Special Purpose Subsidiary.

        "Special Purpose Subsidiary" means any Subsidiary of the Company that (a) is engaged solely in (x) the business of acquiring, selling, collecting, financing or refinancing Receivables, accounts (as defined in the Uniform Commercial Code as in effect in any jurisdiction from time to time) and other accounts and receivables (including any thereof constituting or evidenced by chattel paper, instruments or general intangibles), all proceeds thereof and all rights (contractual and other), collateral and other assets relating thereto, and (y) any business or activities incidental or related to such business, and (b) is designated as a "Special Purpose Subsidiary" by the Company.

        "Sponsor Management Agreement" means the letter agreement, to be dated as of the Effective Date, among CDRT Parent, Holdings, the Company and CD&R, for CD&R to provide management, consulting and advisory services, as the same may be amended, supplemented, waived or otherwise modified from time to time so long as such amendment, supplement, waiver or modification is not, when taken as a whole, materially disadvantageous to the Holders compared to the Sponsor Management Agreement to be entered into on the Effective Date, as determined by the Company in good faith.

        "S&P "means Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc., and its successors.

        "Stated Maturity" means, with respect to any Indebtedness, the date specified in such Indebtedness as the fixed date on which the payment of principal of such Indebtedness is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase or repayment of such Indebtedness at the option of the holder thereof upon the happening of any contingency).

        "Subordinated Obligations" means any Indebtedness of the Company (whether outstanding on the date of the Indenture or thereafter Incurred) that is expressly subordinated in right of payment to the Notes pursuant to a written agreement.

        "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other equity interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person or (ii) one or more Subsidiaries of such Person. The term "Subsidiary" shall not include any Related Corporation; provided that, for the avoidance of doubt, nothing in this sentence shall limit or otherwise affect the treatment of Related Corporations (including with respect to consolidation) for financial reporting purposes under and in accordance with GAAP.

        "Subsidiary Guarantee" means any guarantee of the Notes that may from time to time be entered into by a Restricted Subsidiary of the Company on the Effective Date or after the Effective Date pursuant to the covenant described under "—Certain Covenants—Future Subsidiary Guarantors." As used in the Indenture, "Subsidiary Guarantee" refers to a Subsidiary Guarantee of the Notes.

        "Subsidiary Guarantor" means any Restricted Subsidiary of the Company that enters into a Subsidiary Guarantee.

        "Successor Company" shall have the meaning assigned thereto in clause (i) under "—Merger and Consolidation."

        "Tax Sharing Agreement" means the Tax Sharing Agreement, dated as of the Effective Date, among the Company and CDRT Parent, as the same may be amended, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof and of the Indenture.

        "Temporary Cash Investments" means any of the following: (i) any investment in (x) direct obligations of the United States of America, a member state of the European Union or any country in whose currency funds are being held pending their application in the making of an investment or capital expenditure by the Company or a Restricted Subsidiary in that country or with such funds, or any agency or instrumentality of any thereof, or obligations Guaranteed by the United States of America or a member state of the European Union or any country in whose currency funds are being held pending their application in the making of an investment or capital expenditure by the Company or a Restricted Subsidiary in that country or with such funds, or any agency or instrumentality of any of the foregoing, or obligations guaranteed by any of the foregoing or (y) direct obligations of any foreign country recognized by the United States of America rated at least "A" by S&P or "A-1" by Moody's (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody's then exists, the equivalent of such rating by any nationally recognized rating organization), (ii) overnight bank deposits, and investments in time deposit accounts, certificates of deposit, bankers' acceptances and money market deposits (or, with respect to foreign banks, similar instruments) maturing not more than one year after the date of acquisition thereof issued by (x) any bank or other institutional lender under a Credit Facility or any affiliate thereof or (y) a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital and surplus aggregating in excess of $250.0 million (or the foreign currency equivalent thereof) and whose long term debt is rated at least "A" by S&P or "A-1" by Moody's (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody's then exists, the equivalent of such rating by any nationally recognized rating organization) at the time such Investment is made, (iii) repurchase obligations with a term of not more than 30 days for underlying securities or instruments of the types described in clause (i) or (ii) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) Investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a Person (other than that of the Company or any of its Subsidiaries), with a rating at the time as of which any Investment therein is made of "P-2" (or higher) according to Moody's or "A-2" (or higher) according to S&P (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody's then exists, the equivalent of such rating by any nationally recognized rating organization), (v) Investments in securities maturing not more than one year after the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or "A" by Moody's (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody's then exists, the equivalent of such rating by any nationally recognized rating organization), (vi) Preferred Stock (other than of the Company or any of its Subsidiaries) having a rating of "A" or higher by S&P or "A2" or higher by Moody's (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody's then exists, the equivalent of such rating by any nationally recognized rating organization), (vii) investment funds investing 95.0% of their assets in securities of the type described in clauses (i) through (vi) above (which funds may also hold reasonable amounts of cash pending investment and/or distribution), (viii) any money market deposit accounts issued or offered by a domestic commercial bank or a commercial bank organized and located in a country recognized by the United States of America, in each case, having capital and surplus in excess of $250.0 million (or the foreign currency equivalent thereof), or investments in money market funds subject to the risk limiting conditions of Rule 2a-7 (or any successor rule) of the SEC under the Investment Company Act of 1940, as amended, and (ix) similar investments approved by the Board of Directors in the ordinary course of business.

        "TIA" means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the date of the Indenture, except as otherwise provided therein.

        "Trade Payables" means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

        "Transaction Agreements" means, collectively, (i) the Merger Documents, (ii) the CD&R Indemnification Agreement, (iii) the Sponsor Management Agreement, (iv) the Registration Rights Agreement, dated as of the Effective Date, among CDRT Parent, each of the stockholders of CDRT Parent whose name appears on the signature pages thereof and any person who becomes a party thereto pursuant to Section 9(d) thereof, and (v) any agreement primarily providing for indemnification and/or contribution for the benefit of any Permitted Holder in respect of Liabilities resulting from, arising out of or in connection with, based upon or relating to (a) any management consulting, financial advisory, financing, underwriting or placement services or other investment banking activities to, for or in respect of any Parent or any of its Subsidiaries, (b) any offering of securities or other financing activity or arrangement of or by any Parent or any of its Subsidiaries or (c) any action or failure to act of or by any Parent or any of its Subsidiaries (or any of their respective predecessors), in each case as the same may be amended, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof.

        "Transactions" means, collectively, any or all of the following: (i) the exchange of LP exchangeable units of EMSLP, for Capital Stock of EMSC, (ii) the entry into the Merger Documents and the consummation of the Merger, (iii) the conversion of EMSLP into a Delaware corporation, (iv) the entry into the Indenture, the Purchase Agreement and the Registration Rights Agreement and the offer and issuance of the Notes, (v) the entry into the Senior Credit Facilities and Incurrence of Indebtedness thereunder by one or more of Holdings, the Company and its Subsidiaries, (vi) the repayment of certain existing Indebtedness of the Company and its Subsidiaries, and (vii) all other transactions relating to any of the foregoing (including payment of fees and expenses related to any of the foregoing).

        "TRICARE "shall have the meaning assigned thereto in the Senior ABL Agreement, as in effect on the Effective Date.

        "Trustee" means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

        "Trust Officer" means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

        "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination is an Unrestricted Subsidiary, as designated by the Board of Directors in the manner provided below, and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may

designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Restricted Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, that (A) such designation was made at or prior to the Effective Date, or (B) the Subsidiary to be so designated has total consolidated assets of $1,000 or less or (C) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under "—Certain Covenants—Limitation on Restricted Payments." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that immediately after giving effect to such designation (x) the Company could Incur at least $1.00 of additional Indebtedness under paragraph (a) in the covenant described under "—Certain Covenants—Limitation on Indebtedness" or (y) the Consolidated Coverage Ratio would be greater than it was immediately prior to giving effect to such designation or (z) such Subsidiary shall be a Special Purpose Subsidiary with no Indebtedness outstanding other than Indebtedness that can be Incurred (and upon such designation shall be deemed to be Incurred and outstanding) pursuant to paragraph (b) of the covenant described under "—Certain Covenants—Limitation on Indebtedness." Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Company's Board of Directors giving effect to such designation and an Officer's Certificate of the Company certifying that such designation complied with the foregoing provisions.

        "U.S. Government Obligation" means (x) any security that is (i) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under the preceding clause (i) or (ii) is not callable or redeemable at the option of the issuer thereof, and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any U.S. Government Obligation that is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any U.S. Government Obligation that is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

        "Voting Stock" of an entity means all classes of Capital Stock of such entity then outstanding and normally entitled to vote in the election of directors or all interests in such entity with the ability to control the management or actions of such entity.

Book Entry, Delivery and Form

  The Global Notes

        The New Notes to be issued in exchange for Old Notes will be issued in the form of one or more registered notes in global form, without interest coupons, which we refer to as the global notes.

        Upon issuance, each of the global notes will be deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC. Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC, which we refer to as DTC participants, or persons who hold beneficial interests through DTC participants.

        We expect that under procedures established by DTC:

  •
  upon deposit of each global note with DTC's custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the Initial Purchasers; and

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  ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

        Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

  Exchanges Among the Global Notes

        Beneficial interests in one global note of a series may generally be exchanged for interests in another global note of the same series.

        A beneficial interest in a global note that is transferred to a person who takes delivery through another global note will, upon transfer, become subject to any transfer restrictions and other procedures applicable to beneficial interests in the other global note.

  Book-Entry Procedures for the Global Notes

        All interests in the global notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither the Company nor the Trustee are responsible for those operations or procedures.

        DTC has advised us that it is:

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  a limited purpose trust company organized under the laws of the State of New York;

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  a "banking organization" within the meaning of the New York State Banking Law;

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  a member of the Federal Reserve System;

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  a "clearing corporation" within the meaning of the Uniform Commercial Code; and

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  a "clearing agency" registered under Section 17A of the Exchange Act.

        DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC's participants include securities brokers and dealers, including the Initial Purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC's system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

        So long as DTC's nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the Notes represented by that global note for all purposes under the Indenture.

        Except as provided below, owners of beneficial interests in a global note:

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  will not be entitled to have Notes represented by the global note registered in their names;

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  will not receive or be entitled to receive physical, certificated notes; and

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  will not be considered the owners or holders of the Notes under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee.

        As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of Notes under the Indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

        Payments of principal, premium (if any) and interest with respect to the Notes represented by a global note will be made by the paying agent to DTC's nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

        Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

        Transfers between participants in DTC will be effected under DTC's procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

        Cross market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

        DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

  Certificated Notes

        Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related Notes only if:

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  DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 120 days;

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  DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 120 days;

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  we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

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  certain other events provided in the Indenture should occur.

EXCHANGE OFFER; REGISTRATION RIGHTS

        In connection with the issuance of the Old Notes, we entered into the Registration Rights Agreement pursuant to which we agreed, for the benefit of the holders of the Notes, to use our commercially reasonable efforts:

          (1)   to file with the SEC a registration statement under the Securities Act relating to the exchange offer pursuant to which the New Notes substantially identical to the Old Notes (except that such New Notes will not contain terms with respect to the payment of additional interest described below or transfer restrictions) will be offered in exchange for the then-outstanding Old Notes tendered at the option of the holders thereof; and

          (2)   to cause the registration statement to become effective within 365 days following the issue date of the Old Notes.

        We further agreed to use commercially reasonable efforts to commence the exchange offer promptly after the registration statement has become effective, hold the offer open for the period required by applicable law (including pursuant to any applicable interpretation by the staff of the SEC), but in any event for at least 10 business days, and exchange the New Notes for all Old Notes validly tendered and not withdrawn before the expiration of the exchange offer.

        Under existing SEC interpretations contained in several no action letters to third parties, the New Notes will in general be freely transferable by holders thereof (other than affiliates of the Company) after the exchange offer without further registration under the Securities Act (subject to certain representations required to be made by each holder of Old Notes participating in the exchange offer, as set forth below). However, any purchaser of Old Notes who is an "affiliate" of the Company or who intends to participate in the exchange offer for the purpose of distributing the New Notes (1) will not be able to rely on such SEC interpretations, (2) will not be able to tender its Old Notes in the exchange offer and (3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Old Notes unless such sale or transfer is made pursuant to an exemption from such requirements. In addition, in connection with any resales of New Notes, broker dealers receiving New Notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of those New Notes. The SEC has taken the position that such broker dealers may fulfill their prospectus delivery requirements with respect to the New Notes (other than a resale of an unsold allotment from the original sale of the Old Notes) by delivery of the prospectus contained in the registration statement. Under the Registration Rights Agreement, we are required to allow broker dealers to use the prospectus contained in the registration statement in connection with the resale of such New Notes for a period of 90 days after the consummation of the exchange offer. Each beneficial holder of Old Notes who wishes to exchange such Old Notes for New Notes in the exchange offer will be required to represent (1) that any New Notes to be received by it will be acquired in the ordinary course of its business, (2) that at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the New Notes, (3) that it is not an affiliate of ours, as defined in Rule 405 of the Securities Act, (4) if it is not a broker dealer, that it is not engaged in, and does not intend to engage in, the distribution of New Notes, (5) if it is a broker dealer, it will receive the New Notes for its own account in exchange for the Old Notes acquired as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of New Notes, and (6) that it is not acting on behalf of any person who could not truthfully make the foregoing representations.

        However, if:

          (1)   on or before the date of consummation of the exchange offer, the existing SEC interpretations are changed such that the New Notes would not in general be freely transferable in such manner on such date;

          (2)   the exchange offer has not been completed within 395 days following the issue date of the Old Notes;

          (3)   under certain circumstances, the Initial Purchasers so request with respect to Old Notes not eligible to be exchanged for New Notes in the exchange offer; or

          (4)   any holder of the Old Notes (other than an initial purchaser) is not permitted by applicable law to participate in the exchange offer, or if any holder may not resell the New Notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the registration statement is not available for such resales by such holder (other than, in either case, due solely to the status of such holder as an affiliate of the Company within the meaning of the Securities Act or due to such holder's inability to make the representations referred to above), we have agreed to use our commercially reasonable efforts to file, as promptly as reasonably practicable, one or more registration statements under the Securities Act relating to a shelf registration (the "Shelf Registration Statement"), of the Old Notes or New Notes, as the case may be, for resale by holders or, in the case of clause (3), of the Old Notes held by the Initial Purchasers for resale by the Initial Purchasers (the "Resale Registration"), and will use our commercially reasonable efforts to cause the Shelf Registration Statement to become effective within 90 days following the date on which the obligation to file the Shelf Registration Statement arises. We will use our commercially reasonable efforts to cause the Shelf Registration Statement to remain effective until the earlier of 365 days following the effective date of such registration statement or such shorter period that will terminate when all the securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement or are distributed to the public pursuant to Rule 144 or, after the 90th day following the effectiveness of the Shelf Registration Statement, would be eligible to be sold by a Person that is not an "affiliate" (as defined in Rule 144) of us pursuant to Rule 144 without volume or manner of sale restrictions. Under certain circumstances, we may suspend the availability of the Shelf Registration Statement for certain periods of time.

        We will, in the event of the Resale Registration, provide to the holder or holders of the applicable Old Notes copies of the prospectus that is a part of the Shelf Registration Statement, notify such holder or holders when the Resale Registration for the applicable Old Notes has become effective and take certain other actions as are required to permit unrestricted resales of the applicable Notes. A holder of Old Notes that sells such Old Notes pursuant to the Resale Registration generally would be required to be named as a selling securityholder in the prospectus related to the Shelf Registration Statement and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification obligations). In addition, each such holder of Old Notes will be required, among other things, to deliver information to be used in connection with the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to benefit from the provisions regarding additional interest set forth below.

        In the event that:

          (1)   the Exchange Offer Registration Statement has not become effective or been declared effective within 365 days following the effective date of the Merger; or

          (2)   the Exchange Offer has not been consummated within 395 days following the effective date of the Merger; or

          (3)   if a Shelf Registration Statement is required to be filed under the Registration Rights Agreement, the Shelf Registration Statement is not declared effective within 90 days following the date on which the obligation to file the Shelf Registration Statement arises; or

          (4)   any Shelf Registration Statement required by the Exchange and Registration Rights Agreement is filed and declared effective, and during the period the Company is required to use its commercially reasonable efforts to cause the Shelf Registration Statement to remain effective (i) the Company shall have suspended and be continuing to suspend the availability of the Shelf Registration Statement for more than 60 days in the aggregate in any consecutive twelve month period, or (ii) such Shelf Registration Statement ceases to be effective and such Shelf Registration Statement is not replaced within 90 days by a Shelf Registration Statement that is filed and declared effective (any such event referred to in clauses (1) through (4) is referred to as a "Registration Default"), then additional interest will accrue on the Transfer Restricted Notes (as defined below), for the period from the occurrence of a Registration Default (but only with respect to one Registration Default at any particular time) until such time as all Registration Defaults have been cured at a rate per annum equal to 0.25% during the first 90-day period following the occurrence of such Registration Default which rate shall increase by an additional 0.25% during each subsequent 90-day period, up to a maximum of 0.50% regardless of the number of Registration Defaults that shall have occurred and be continuing. Any such additional interest will be paid in the same manner and on the same dates as interest payments in respect of Transfer Restricted Notes. Following the cure of all Registration Defaults, the accrual of such additional interest will cease. A Registration Default with respect to a failure to file, cause to become effective or maintain the effectiveness of a Shelf Registration Statement will be deemed cured upon consummation of the exchange offer in the case of a Shelf Registration Statement required to be filed due to a failure to consummate the exchange offer within the required time period.

        For purposes of the foregoing, "Transfer Restricted Notes" means each Old Note until (1) the date on which such Old Note has been exchanged for a freely transferable New Note in the exchange offer, (2) the date on which such Old Note has been effectively registered under the Securities Act and disposed of in accordance with a Shelf Registration Statement, (3) the date on which such Old Note is distributed to the public pursuant to Rule 144 of the Securities Act under circumstances in which any legend borne by such Old Note relating to restrictions on transferability is removed pursuant to the Indenture or (4) the earliest date that is no less than 545 days after the date of the Indenture and on which such Note would be eligible to be sold by a Person that is not an "affiliate" (as defined in Rule 144) of us pursuant to Rule 144 without volume or manner of sale restrictions.

        The Old Notes which are not tendered in the exchange offer will remain outstanding and will be subject to all the terms and conditions specified in the Indenture, including transfer restrictions, but will not be entitled to any further registration rights under the Registration Rights Agreement.

        The Old Notes and the New Notes will be considered collectively to be a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

 PLAN OF DISTRIBUTION

        Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resale of New Notes received in exchange for Old Notes, where such Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of up to 90 days after the exchange offer is consummated, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

        We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time, in one or more transactions, through the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at prevailing market prices at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or, alternatively, to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to the exchange offer, other than underwriting discounts and commissions, brokerage commissions and applicable transfer taxes, and will indemnify certain Holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

        Based on interpretations by the Staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-111 Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the New Notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder of such New Notes, other than any such holder that is a broker-dealer or an "affiliate" of us within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

  •
  such New Notes are acquired in the ordinary course of business;

  •
  at the time of the commencement of the exchange offer such holder has no arrangement or understanding with any person to participate in a distribution of such New Notes; and

  •
  such holder is not engaged in and does not intend to engage in a distribution of such New Notes.

        We have not sought and do not intend to seek a no-action letter from the SEC, with respect to the effects of the exchange offer, and there can be no assurance that the Staff would make a similar determination with respect to the New Notes as it has in such no-action letters.

 MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a discussion of the material U.S. federal income tax considerations relating to the exchange offer (as described under the heading "The Exchange Offer"). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific Holders (as defined below) in light of their particular circumstances or to Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, Holders that hold a Note as part of a straddle, hedge, conversion or other integrated transaction or U.S. Holders that have a "functional currency" other than the U.S. dollar). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. As used in this discussion, the term "Holder" means a beneficial owner of a Note.

        The exchange of an Old Note for a New Note pursuant to the exchange offer will not be treated as a sale or exchange of the Old Note by a Holder for U.S. federal income tax purposes. Accordingly, a Holder of an Old Note will not recognize any gain or loss upon the exchange of such Old Note for a New Note pursuant to the exchange offer. Such Holder's holding period for such New Note will include the holding period for such Old Note, and such Holder's adjusted tax basis in such New Note will be the same as such Holder's adjusted tax basis in such Old Note. There will be no U.S. federal income tax consequences to a Holder of an Old Note that does not participate in the exchange offer.

        INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS RELATING TO THE EXCHANGE OFFER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

 CERTAIN ERISA CONSIDERATIONS

        The following is a summary of certain considerations associated with the exchange of Old Notes for New Notes by employee benefit plans that are subject to Title I of ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code ("ERISA Plans") or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, "Similar Laws"), and entities whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each arrangement or ERISA Plan, a "Plan").

Prohibited transaction issues

        Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition, exchange or holding of Notes by an ERISA Plan with respect to which the Issuer or the Guarantors are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired, exchanged and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

        In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or "PTCEs," that may provide exemptive relief for direct or indirect prohibited transactions resulting from the sale, purchase, exchange or holding of the Notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts, and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

        Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) or ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or Section 4975 of the Code.

        Because of the foregoing, the Notes should not be purchased, exchanged or held by any person investing "plan assets" of any Plan, unless such purchase, exchange and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

        Accordingly, by exchange of a Note each holder, or in the case of a transfer of the Note, subsequent transferee will be deemed to have represented and warranted that either (a) no portion of the assets used by such holder or transferee to acquire, exchange or hold the Notes constitutes assets of any Plan or (b) the acquisition, exchange and holding, as applicable, of the Notes by such holder or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

        The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing or exchanging the Notes (and holding the Notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the Notes.

VALIDITY OF THE NOTES

        Debevoise & Plimpton LLP, New York, New York will pass upon the validity of the New Notes and the guarantees. Debevoise & Plimpton LLP will rely upon the opinions of the following firms: Cabaniss, Johnston, Gardner, Dumas & O'Neal LLP, as to certain matters of Alabama law; Bryan Cave LLP, as to certain matters of Arizona, Illinois and Missouri law; Holme Roberts & Owen LLP, as to certain matters of California and Colorado law; Greenberg Traurig LLP, as to certain matters of Connecticut, Florida, Georgia, Massachusetts, Pennsylvania and Texas law; Richards, Layton & Finger, P.A., as to certain matters of Delaware law; Goodsill Anderson Quinn & Stifel LLP, as to certain matters of Hawaii law; Stewart & Irwin, P.C., as to certain matters of Indiana law; Epstein Becker & Green, P.C., as to certain matters of Maryland and Virginia law; Foley & Lardner LLP, as to certain matters of Michigan and Wisconsin law; Brownstein Hyatt Farber Schreck, LLP, as to certain matters of Nevada law; Dinsmore & Shohl LLP, as to certain matters of Ohio law; and Stoel Rives LLP, as to certain matters of Oregon law. Debevoise & Plimpton LLP has in the past provided, and continues to provide, legal services to CD&R and its affiliates. Franci J. Blassberg, Esq., a member of Debevoise & Plimpton LLP, is married to Joseph L. Rice, III, who is the Chairman of CD&R.

WHERE YOU CAN FIND MORE INFORMATION

        In connection with the exchange offer, we have filed with the SEC a registration statement on Form S-4 under the Securities Act relating to the New Notes to be issued in the exchange offer. As permitted by SEC rules, this prospectus omits information included in the registration statement. For a more complete understanding of the exchange offer, you should refer to the registration statement, including its exhibits.

        Following effectiveness of the registration statement relating to the exchange offer, we will be required to file annual reports, information, documents and other reports with the SEC. The Indenture requires us to transmit to the holders of the Notes and the Trustee the annual reports, information, documents and reports that we are required to file with the SEC under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 within 15 days after the date on which we are required to file or would be required to file if we were so subject.

        The public may read and copy any reports or other information that we file with the SEC. Such filings are available to the public over the internet at the SEC's website at http://www.sec.gov. The SEC's website is included in this prospectus as an inactive textual reference only. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, NE, Washington DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of the exchange offer's registration statement and other information that we file with the SEC at no cost by calling us or writing to us at the following address:

Emergency Medical Services Corporation
6200 S. Syracuse Way, Suite 200
Greenwood Village, CO 80111
Attn: Chief Financial officer
(303) 495-1200.

        In order to obtain timely delivery of such materials, you must request documents from us no later than five business days before you make your investment decision or at the latest by                 , 2011.

EXPERTS

        The consolidated financial statements of Emergency Medical Services Corporation at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2010 and 2009	F-3
Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2010, 2009 and 2008	F-4
Consolidated Statements of Changes in Equity for the years ended December 31, 2010, 2009 and 2008	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008	F-7
Notes to Consolidated Financial Statements	F-8
Unaudited Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income (Loss) for the period from May 25, 2011 through June 30, 2011 for the Successor and for the period from April 1, 2011 through May 24, 2011, the period from January 1, 2011 through May 24, 2011 and the three and six months ended June 30, 2010 for the Predecessor

F-47
Consolidated Balance Sheets as of June 30, 2011 and December 31, 2010	F-49

Consolidated Statements of Cash Flows for the period from May 25, 2011 through June 30, 2011 for the Successor and for the period from April 1, 2011 through May 24, 2011, the period from January 1, 2011 through May 24, 2011 and the three and six months ended June 30, 2010 for the Predecessor

F-50
Notes to Unaudited Consolidated Financial Statements	F-53

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Emergency Medical Services Corporation

        We have audited the accompanying consolidated balance sheets of Emergency Medical Services Corporation as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Emergency Medical Services Corporation at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
Denver, Colorado February 17, 2011, except for Note 20, as to which the date is September 21, 2011

Emergency Medical Services Corporation
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$287,361	$332,888
Insurance collateral	33,476	24,986
Trade and other accounts receivable, net	489,658	459,088
Parts and supplies inventory	23,031	22,270
Prepaids and other current assets	18,617	19,662
Current deferred tax assets	—	6,323

Total current assets	852,143	865,217

Non-current assets:
Property, plant and equipment, net	133,731	125,855
Intangible assets, net	180,374	102,654
Non-current deferred tax assets	—	13,468
Insurance collateral	136,063	143,886
Goodwill	427,405	381,951
Other long-term assets	18,836	21,676

Total assets	$1,748,552	$1,654,707

Liabilities and Equity
Current liabilities:
Accounts payable	$39,581	$70,759
Accrued liabilities	259,638	273,704
Current deferred tax liabilities	5,114	—
Current portion of long-term debt	16,333	4,676

Total current liabilities	320,666	349,139
Long-term debt	404,943	449,254
Long-term deferred tax liabilities	5,971	—
Insurance reserves and other long-term liabilities	169,767	170,227

Total liabilities	901,347	968,620

Equity:
Preferred stock ($0.01 par value; 20,000,000 shares authorized, 0 issued and outstanding)	—	—
Class A common stock ($0.01 par value; 100,000,000 shares authorized, 30,404,572 and 29,541,411 issued and outstanding in 2010 and 2009, respectively)	304	295
Class B common stock ($0.01 par value; 40,000,000 shares authorized, 65,052 issued and outstanding in 2010 and 2009)	1	1
Class B special voting stock ($0.01 par value; 1 share authorized, issued and outstanding in 2010 and 2009)	—	—
LP exchangeable units (13,724,676 units issued and outstanding in 2010 and 2009)	90,776	90,776
Treasury stock at cost (30,778 shares in 2010)	(1,684)	—
Additional paid-in capital	305,258	275,316
Retained earnings	450,766	319,042
Accumulated other comprehensive income	1,784	657

Total equity	847,205	686,087

Total liabilities and equity	$1,748,552	$1,654,707

The accompanying notes are an integral part of these financial statements.

Emergency Medical Services Corporation
Consolidated Statements of Operations and Comprehensive Income
(in thousands, except share and per share amounts)

	Year ended December 31,
	2010	2009	2008
Net revenue	$2,859,322	$2,569,685	$2,409,864

Compensation and benefits	2,023,503	1,796,779	1,637,425
Operating expenses	359,262	334,328	383,359
Insurance expense	97,330	97,610	82,221
Selling, general and administrative expenses	67,912	63,481	69,658
Depreciation and amortization expense	65,332	64,351	68,980

Income from operations	245,983	213,136	168,221
Interest income from restricted assets	3,105	4,516	6,407
Interest expense	(22,912)	(40,996)	(42,087)
Realized gain on investments	2,450	2,105	2,722
Interest and other income	968	1,816	2,055
Loss on early debt extinguishment	(19,091)	—	(241)

Income before income taxes and equity in earnings of unconsolidated subsidiary	210,503	180,577	137,077
Income tax expense	(79,126)	(65,685)	(52,530)

Income before equity in earnings of unconsolidated subsidiary	131,377	114,892	84,547
Equity in earnings of unconsolidated subsidiary	347	347	300

Net income	131,724	115,239	84,847
Other comprehensive income (loss), net of tax:
Unrealized holding gains (losses) during the period	164	(1,413)	(274)
Unrealized gains (losses) on derivative financial instruments	963	3,662	(2,324)

Comprehensive income	$132,851	$117,488	$82,249

Basic net income per common share	$3.00	$2.71	$2.04
Diluted net income per common share	$2.95	$2.64	$1.97
Average common shares outstanding, basic	43,960,912	42,552,716	41,652,783
Average common shares outstanding, diluted	44,693,367	43,623,800	43,130,782

The accompanying notes are an integral part of these financial statements.

Emergency Medical Services Corporation
Consolidated Statements of Changes in Equity

	Shares/Units
	Class A Common Stock	Class B Common Stock	Class B Special Voting Stock	LP Exchangeable Units	Treasury Stock
Balances December 31, 2007	9,320,347	142,545	1	32,107,500	—
Exercise of options	265,792	—	—	—	—
Issuance of stock under stock purchase plans	20,627	—	—	—	—

Balances December 31, 2008	9,606,766	142,545	1	32,107,500	—
Exercise of options	1,459,851	—	—	—	—
Restricted stock awarded	5,833	—	—	—	—
Issuance of stock under stock purchase plans	8,644	—	—	—	—
Secondary offering exchanges	18,400,000	(17,176)	—	(18,382,824)	—
Exchange of Class B common stock	60,317	(60,317)	—	—	—

Balances December 31, 2009	29,541,411	65,052	1	13,724,676	—
Exercise of options	791,619	—	—	—	—
Restricted stock awarded	89,207	—	—	—	—
Issuance of stock under stock purchase plans	13,113	—	—	—	—
Shares repurchased	(30,778)	—	—	—	30,778

Balances December 31, 2010	30,404,572	65,052	1	13,724,676	30,778

The accompanying notes are an integral part of these financial statements.

Emergency Medical Services Corporation

Consolidated Statements of Changes in Equity (Continued)

(in thousands)

	Class A Common Stock	Class B Common Stock	LP Exchangeable Units	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balances December 31, 2007	$93	$1	$212,361	$—	$117,079	$118,956	$1,006	$449,496
Exercise of options	3	—	—	—	1,776	—	—	1,779
Equity-based compensation	—	—	—	—	4,871	—	—	4,871
Issuance of stock under stock purchase plans	—	—	—	—	644	—	—	644
Net income	—	—	—	—	—	84,847	—	84,847
Unrealized holding losses	—	—	—	—	—	—	(274)	(274)
Net change in fair value of interest rate swap agreement	—	—	—	—	—	—	(2,324)	(2,324)

Balances December 31, 2008	96	1	212,361	—	124,370	203,803	(1,592)	539,039
Exercise of options	15	—	—	—	10,500	—	—	10,515
Equity-based compensation	—	—	—	—	18,640	—	—	18,640
Issuance of stock under stock purchase plans	—	—	—	—	405	—	—	405
Secondary offering exchanges	184	—	(121,585)	—	121,401	—	—	—
Net income	—	—	—	—	—	115,239	—	115,239
Unrealized holding losses	—	—	—	—	—	—	(1,413)	(1,413)
Net change in fair value of interest rate swap agreement	—	—	—	—	—	—	3,556	3,556
Fair value of fuel hedge	—	—	—	—	—	—	106	106

Balances December 31, 2009	295	1	90,776	—	275,316	319,042	657	686,087
Exercise of options	9	—	—	—	6,898	—	—	6,907
Equity-based compensation	—	—	—	—	22,359	—	—	22,359
Issuance of stock under stock purchase plans	—	—	—	—	685	—	—	685
Shares repurchased	—	—	—	(1,684)	—	—	—	(1,684)
Net income	—	—	—	—	—	131,724	—	131,724
Unrealized holding gains	—	—	—	—	—	—	164	164
Fair value of fuel hedge	—	—	—	—	—	—	963	963

Balances December 31, 2010	$304	$1	$90,776	$(1,684)	$305,258	$450,766	$1,784	$847,205

The accompanying notes are an integral part of these financial statements.

Emergency Medical Services Corporation

Consolidated Statements of Cash Flows
(in thousands)

	Year ended December 31,
	2010	2009	2008
Cash Flows from Operating Activities
Net income	$131,724	$115,239	$84,847
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	67,780	66,182	71,084
Loss (gain) on disposal of property, plant and equipment	99	111	(175)
Equity-based compensation expense	6,699	3,979	2,476
Excess tax benefits from stock-based compensation	(15,660)	(17,448)	—
Loss on early debt extinguishment	19,091	—	241
Equity in earnings of unconsolidated subsidiary	(347)	(347)	(300)
Dividends received	403	971	—
Deferred income taxes	(1,179)	42,449	41,019
Changes in operating assets/liabilities, net of acquisitions:
Trade and other accounts receivable	(22,241)	18,742	27,618
Parts and supplies inventory	(572)	(1,110)	(1,050)
Prepaids and other current assets	905	19,425	(8,378)
Accounts payable and accrued liabilities	(3,116)	17,998	(1,447)
Insurance accruals	1,958	6,362	(4,478)

Net cash provided by operating activities	185,544	272,553	211,457

Cash Flows from Investing Activities
Purchases of property, plant and equipment	(49,121)	(44,728)	(32,088)
Proceeds from sale of property, plant and equipment	198	120	408
Acquisitions of businesses, net of cash received	(119,897)	(75,612)	(55,825)
Net change in insurance collateral	(503)	4,411	9,444
Other investing activities	10,458	(820)	3,116

Net cash used in investing activities	(158,865)	(116,629)	(74,945)

Cash Flows from Financing Activities
EMSC issuance of class A common stock	6,907	10,515	2,423
Class A common stock repurchased as treasury stock	(1,684)	—	—
Repayments of capital lease obligations and other debt	(458,886)	(5,109)	(39,230)
Borrowings under revolving credit facility	425,000	—	14,000
Debt issue costs	(12,085)	—	—
Payment for debt extinguishment premiums	(14,513)	—	—
Excess tax benefits from stock-based compensation	15,660	17,448	—
Net change in bank overdrafts	(32,605)	7,937	3,554

Net cash provided by (used in) financing activities	(72,206)	30,791	(19,253)

Change in cash and cash equivalents	(45,527)	186,715	117,259
Cash and cash equivalents, beginning of period	332,888	146,173	28,914

Cash and cash equivalents, end of period	$287,361	$332,888	$146,173

Cash paid for interest	$29,221	$39,355	$40,427

Cash paid (refunds received) for taxes	$70,982	$(7,057)	$11,511

Non-cash activities
Capital lease obligations incurred	$—	$—	$682

The accompanying notes are an integral part of these financial statements.

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements
(dollars in thousands, except for share and per share amounts)

1. General

  Basis of Presentation of Financial Statements

        These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") to reflect the consolidated financial position, results of operations and cash flows of Emergency Medical Services Corporation ("EMSC" or the "Company"). The consolidated financial statements of EMSC include those of its direct subsidiary, Emergency Medical Services, L.P. ("EMS LP"), a Delaware limited partnership (see note 2 "Summary of Significant Accounting Policies—Equity Structure").

        The Company operates in two segments, AMR in the healthcare transportation service business and EmCare in the facility-based physician service business. AMR operates in 38 states, providing a full range of medical transportation services from basic patient transit to the most advanced emergency care and pre-hospital assistance. In addition, AMR operates emergency (911) call and response services for large and small communities all across the United States, offers contracted medical staffing, and provides telephone triage, transportation dispatch and demand management services. EmCare provides facility-based physician services for emergency departments and hospitalist/inpatient, anesthesiology, radiology and teleradiology programs with 569 contracts in 40 states. EmCare recruits physicians, gathers their credentials, arranges contracts for their services, assists in monitoring their performance and arranges their scheduling. In addition, EmCare assists clients in such operational areas as staff coordination, quality assurance, departmental accreditation, billing, record-keeping, third-party payment programs, and other administrative services.

2. Summary of Significant Accounting Policies

  Consolidation

        The consolidated financial statements include EMSC, its subsidiary EMS LP, and EMS LP's subsidiaries, AMR and EmCare. All significant intercompany transactions and balances have been eliminated in consolidation.

  Use of Estimates

        The preparation of financial statements requires management to make estimates and assumptions relating to the reporting of results of operations, financial condition and related disclosure of contingent assets and liabilities at the date of the financial statements including, but not limited to, estimates and assumptions for accounts receivable and insurance related reserves. Actual results may differ from those estimates under different assumptions or conditions.

  Cash and Cash Equivalents

        Cash and cash equivalents are composed of highly liquid investments with a maturity of three months or less at acquisition, and are recorded at market value.

        At December 31, 2009, bank overdrafts of $32.6 million were included in accounts payable in the accompanying balance sheets. There were no bank overdrafts included in accounts payable at December 31, 2010 due to changes in the structure of depository accounts to now cover the balance of outstanding checks.

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

  Insurance Collateral

        Insurance collateral is principally comprised of government and investment grade securities and cash deposits with third parties and supports the Company's insurance program and reserves. Certain of these investments, if sold or otherwise liquidated, would have to be replaced by other suitable financial assurances and are, therefore, considered restricted.

  Trade and Other Accounts Receivable, net

        The Company estimates its allowances based on payor reimbursement schedules, historical collections and write-off experience and other economic data. Patient-related accounts receivable are recorded net of estimated allowances for contractual discounts and uncompensated care in the period in which services are performed. Account balances are charged off against the uncompensated care allowance, which relates principally to receivables recorded for self-pay patients, when it is probable the receivable will not be recovered. Write-offs to the contractual allowance occur when payment is received. As a result of the estimates used in recording the allowances, the nature of healthcare collections, which may involve lengthy delays, and the current uncertainty in the economy, there is a reasonable possibility that recorded estimates will change materially in the short-term.

        The following table presents accounts receivable, net and accounts receivable allowances by segment:

	December 31,
	2010	2009
Accounts receivable, net
EMS	$195	$112
AMR	259,774	245,060
EmCare	229,689	213,916

Total	$489,658	$459,088

Accounts receivable allowances
AMR
Allowance for contractual discounts	$204,229	$179,913
Allowance for uncompensated care	164,580	150,007

Total	$368,809	$329,920

EmCare
Allowance for contractual discounts	$887,959	$821,372
Allowance for uncompensated care	464,839	422,008

Total	$1,352,798	$1,243,380

        The changes in the allowances for contractual discounts and uncompensated care are primarily a result of changes in the Company's gross fee-for-service rate schedules and gross accounts receivable balances. These gross fee schedules, including any changes to existing fee schedules, generally are negotiated with various contracting entities, including municipalities and facilities. Fee schedule increases are billed for all revenue sources and to all payors under that specific contract; however,

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

reimbursement in the case of certain state and federal payors, including Medicare and Medicaid, will not change as a result of the change in gross fee schedules. In certain cases, this results in a higher level of contractual and uncompensated care provisions and allowances, requiring a higher percentage of contractual discount and uncompensated care provisions compared to gross charges.

  Parts and Supplies Inventory

        Parts and supplies inventory is valued at cost, determined on a first-in, first-out basis. Durable medical supplies, including stretchers, oximeters and other miscellaneous items, are capitalized as inventory and expensed as used.

  Property, Plant and Equipment, net

        Property, plant and equipment were reflected at their estimated fair value as of February 1, 2005 in connection with the acquisition of EMS LP led by Onex Partners LP and Onex Corporation ("Onex"). Additions to property, plant and equipment subsequent to this date are recorded at cost. Maintenance and repairs that do not extend the useful life of the property are charged to expense as incurred. Gains and losses from dispositions of property, plant and equipment are recorded in the period incurred. Depreciation of property, plant and equipment is provided substantially on a straight-line basis over their estimated useful lives, which are as follows:

Buildings	35 to 40 years
Leasehold improvements	Shorter of expected life or life of lease
Vehicles	5 to 7 years
Computer hardware and software	3 to 5 years
Other	3 to 10 years

  Goodwill

        The Company compares the fair value of its reporting units to the carrying amounts on an annual basis to determine if there is potential goodwill impairment. If the fair value of the reporting units is less than the carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value.

        The Company uses an independent valuation group to assist in the determination of the fair value of its reporting units. The independent valuation group uses a present value technique, corroborated by market multiples when available and as appropriate, for each of the reporting units. EMSC's annual goodwill impairment assessment is performed during the third quarter each year. No impairment indicators were noted in completing the Company's annual impairment assessments in 2010, 2009, or 2008 and no indicators were noted which would indicate that subsequent interim impairment tests were necessary.

  Impairment of Long-lived Assets other than Goodwill and Other Definite Lived Intangibles

        Long-lived assets other than goodwill and other definite lived intangibles are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Important factors which could trigger impairment review include significant

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

underperformance relative to historical or projected future operating results, significant changes in the use of the acquired assets or the strategy for the overall business, and significant negative industry or economic trends. If indicators of impairment are present, management evaluates the carrying value of long-lived assets other than goodwill and other definite lived intangibles in relation to the projection of future undiscounted cash flows of the underlying business. Projected cash flows are based on historical results adjusted to reflect management's best estimate of future market and operating conditions, which may differ from actual cash flows. There were no indicators of impairment in 2010, 2009, or 2008.

  Contract Value

        The Company's contracts and customer relationships, recorded initially at their estimated fair value, represent the amortized value of such assets held by the Company. Consistent with management's expectation of estimated future cash flow, these assets are amortized on a straight-line basis over the average length of the contracts and expected contract renewal period, and range from 3 to 15 years depending on the type of contract and customer relationship.

  Other Indefinite Lived Intangibles

        Other indefinite lived intangibles, including radio frequency licenses and trade names, are considered to be indefinite lived intangible assets and as such are not amortized, but are reviewed for impairment on an annual basis. No impairment charges were recorded in 2010, 2009, or 2008.

  Claims Liability and Professional Liability Reserves

        EMSC is self-insured up to certain limits for costs associated with workers compensation claims, automobile claims, professional liability claims and general business liabilities. Reserves are established for estimates of the loss that will ultimately be incurred on claims that have been reported but not paid and claims that have been incurred but not reported. These reserves are established based on consultation with independent actuaries. The actuarial valuations consider a number of factors, including historical claim payment patterns and changes in case reserves, the assumed rate of increase in healthcare costs and property damage repairs. Historical experience and recent trends in the historical experience are the most significant factors in the determination of these reserves. Management believes the use of actuarial methods to account for these reserves provides a consistent and effective way to measure these subjective accruals. However, given the magnitude of the claims involved and the length of time until the ultimate cost is known, the use of any estimation technique in this area is inherently sensitive. Accordingly, recorded reserves could differ from ultimate costs related to these claims due to changes in accident reporting, claims payment and settlement practices or claims reserve practices, as well as differences between assumed and future cost increases. Accrued unpaid claims and expenses that are expected to be paid within the next twelve months are classified as current liabilities. All other accrued unpaid claims and expenses are classified as non-current liabilities.

  Equity Structure

        The Company is the general partner of EMS LP and holds 68.9% of the equity interests in EMS LP as of December 31, 2010. LP exchangeable units, held by persons affiliated with the Company's principal equity holder, represent the balance of the EMS LP equity. The LP exchangeable

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

units are exchangeable at any time, at the option of the holder, for shares of the Company's class B common stock on a one-for-one basis. The holders of the LP exchangeable units have the right to vote, through the trustee holder of the Company's class B special voting stock, at all stockholder meetings at which holders of the Company's class B common stock or class B special voting stock are entitled to vote.

        In the EMS LP partnership agreement, the Company has agreed to maintain the economic equivalency of the LP exchangeable units and the class B common stock, and the holders of the LP exchangeable units have no general voting rights. The LP exchangeable units, when considered with the class B special voting stock, have the same rights, privileges and characteristics of the Company's class B common stock. The LP exchangeable units are intended to be economically equivalent to the class B common stock of the Company in that the LP exchangeable units carry the right to vote (by virtue of the class B special voting stock) with the holders of class B common stock as if one class, and entitle holders to receive distributions only if the equivalent dividends are declared on the Company's class B common stock. Accordingly, the Company accounts for the LP exchangeable units as if the LP exchangeable units were shares of its common stock, including reporting the LP exchangeable units in the equity section of the Company's balance sheet and including the number of outstanding LP exchangeable units in both its basic and diluted earnings per share calculations.

  Derivatives and Hedging Activities

        All derivative instruments are recorded on the balance sheet at fair value. The Company uses derivative instruments to manage risks associated with interest rate and fuel price volatility. All hedging instruments that qualify for hedge accounting are designated and effective as hedges, in accordance with GAAP. If the underlying hedged transaction ceases to exist, all changes in fair value of the related derivatives that have not been settled are recognized in current earnings. Instruments that do not qualify for hedge accounting and the ineffective portion of hedges are marked to market with changes recognized in current earnings. The Company does not hold or issue derivative financial instruments for trading purposes and is not a party to leveraged derivatives (see note 9 "Derivative Instruments and Hedging Activities").

  EmCare Contractual Arrangements

        EmCare structures its contractual arrangements for emergency department management services in various ways. In most states, a wholly-owned subsidiary of EmCare ("EmCare Subsidiary") contracts with hospitals to provide emergency department management services. The EmCare Subsidiary enters into an agreement ("PA Management Agreement") with a professional association or professional corporation ("PA"), whereby the EmCare Subsidiary provides the PA with management services and the PA agrees to provide physician services for the hospital contract. The PA employs physicians directly or subcontracts with another entity for the physician services. In certain states, the PA contracts directly with the hospital, but provides physician services and obtains management services in the same manner as described above. In all arrangements, decisions regarding patient care are made exclusively by the physicians. In consideration for these services, the EmCare Subsidiary receives a monthly fee that may be adjusted from time to time to reflect industry practice, business conditions, and actual expenses for administrative costs and uncollectible accounts. In most states, these fees approximate the excess of the PA's revenues over its expenses.

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

        Each PA is wholly-owned by a physician who enters into a Stock Transfer and Option Agreement with EmCare. This agreement gives EmCare the right to replace the physician owner with another physician in accordance with the terms of the agreement.

        EmCare has determined that these management contracts met the requirements for consolidation in accordance with GAAP. Accordingly, the consolidated financial statements of EmCare and these financial statements include the accounts of EmCare and its subsidiaries and the PAs. The financial statements of the PAs are consolidated with EmCare and its subsidiaries because EmCare has ultimate control over the assets and business operations of the PAs as described above. Notwithstanding the lack of technical majority ownership, consolidation of the PAs is necessary to present fairly the financial position and results of operations of EmCare because of the existence of a control relationship by means other than record ownership of the PAs' voting stock. Control of a PA by EmCare is perpetual and other than temporary because EmCare may replace the physician owner of the PA at any time and thereby continue EmCare's relationship with the PA.

  Financial Instruments and Concentration of Credit Risk

        The Company's cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, insurance collateral, other than current portion of self-insurance estimates, long-term debt and long-term liabilities, other than self-insurance estimates, constitute financial instruments. Based on management's estimates, the carrying value of these financial instruments approximates their fair value as of December 31, 2010 and 2009. Concentration of credit risks in accounts receivable is limited, due to the large number of customers comprising EMSC's customer base throughout the United States. A significant component of the Company's revenue is derived from Medicare and Medicaid. Given that these are government programs, the credit risk for these customers is considered low. The Company performs ongoing credit evaluations of its other customers, but does not require collateral to support customer accounts receivable. The Company establishes an allowance for uncompensated care based on the credit risk applicable to particular customers, historical trends and other relevant information. For the year ended December 31, 2010, the Company derived approximately 28% of its net revenue from Medicare and Medicaid, 68% from insurance providers and contracted payors, and 4% directly from patients.

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

  Revenue Recognition

        Revenue is recognized at the time of service and is recorded net of provisions for contractual discounts and estimated uncompensated care. Provisions for contractual discounts and estimated uncompensated care by segment, as a percentage of gross revenue and as a percentage of gross revenue less provision for contractual discounts are as follows:

	Year ended December 31,
	2010	2009	2008
AMR
Gross revenue	100.0%	100.0%	100.0%
Provision for contractual discounts	47.1%	43.8%	40.1%

Revenue net of contractual discounts	52.9%	56.2%	59.9%
Provision for uncompensated care as a percentage of gross revenue	15.0%	15.3%	15.2%

Provision for uncompensated care as a percentage of gross revenue less contractual discounts	28.3%	27.3%	25.4%
EmCare
Gross revenue	100.0%	100.0%	100.0%
Provision for contractual discounts	54.8%	51.4%	48.9%

Revenue net of contractual discounts	45.2%	48.6%	51.1%
Provision for uncompensated care as a percentage of gross revenue	21.8%	24.6%	24.1%

Provision for uncompensated care as a percentage of gross revenue less contractual discounts	48.4%	50.6%	47.1%
Total
Gross revenue	100.0%	100.0%	100.0%
Provision for contractual discounts	52.0%	48.4%	44.9%

Revenue net of contractual discounts	48.0%	51.6%	55.1%
Provision for uncompensated care as a percentage of gross revenue	19.3%	21.0%	20.0%

Provision for uncompensated care as a percentage of gross revenue less contractual discounts	40.3%	40.7%	36.3%

        Healthcare reimbursement is complex and may involve lengthy delays. Third-party payors are continuing their efforts to control expenditures for healthcare, including proposals to revise reimbursement policies. The Company has from time to time experienced delays in reimbursement from third-party payors. In addition, third-party payors may disallow, in whole or in part, claims for payment based on determinations that certain amounts are not reimbursable under plan coverage, determinations of medical necessity, or the need for additional information. Laws and regulations governing the Medicare and Medicaid programs are very complex and subject to interpretation. Revenue is recognized on an estimated basis in the period which related services are rendered. As a result, there is a reasonable possibility that recorded estimates will change materially in the short-term.

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

Such amounts, including adjustments between provisions for contractual discounts and uncompensated care, are adjusted in future periods, as adjustments become known. These adjustments were less than 1% of net revenue for each of the years ended December 31, 2010, 2009, and 2008.

        Subsidies and fees in connection with community contracts at AMR are recognized ratably over the service period the payment covers.

        The Company also provides services to patients who have no insurance or other third-party payor coverage. In certain circumstances, federal law requires providers to render services to any patient who requires care regardless of their ability to pay.

  Income Taxes

        Deferred income taxes reflect the impact of temporary differences between the reported amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. A valuation allowance is provided for deferred tax assets when management concludes it is more likely than not that some portion of the deferred tax assets will not be recognized. The respective tax authorities, in the normal course, audit previous tax filings. It is not possible at this time to predict the final outcome of these audits or establish a reasonable estimate of possible additional taxes owing, if any.

  Net Income Per Common Share

        The consolidated financial statements include "basic" and "diluted" per share information. Basic per share information is calculated by dividing net income available to stockholders by the weighted average number of shares outstanding. Diluted per share information is calculated by also considering the impact of potential common stock on both net income and the weighted average number of shares outstanding. The weighted average number of shares used in the basic earnings per share computation was 44.0 million, 42.6 million, and 41.7 million for the years ended December 31, 2010, 2009, and 2008, respectively. The only difference in the computation of basic and diluted earnings per share is the inclusion of 0.7 million, 1.1 million, and 1.5 million potential dilutive common shares for the years ended December 31, 2010, 2009, and 2008, respectively.

  Stock Options

        The Company's stock options are valued using the Black-Scholes valuation model on the date of grant. Equity based compensation has been issued under the plans described in note 11.

  Fair Value Measurement

        The Company classifies its financial instruments that are reported at fair value based on a hierarchal framework which ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is impacted by a number of factors, including the type of instrument and the characteristics specific to the instrument. Instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

2. Summary of Significant Accounting Policies (Continued)

have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

        Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories:

        Level 1—Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. The Company does not adjust the quoted price for these assets or liabilities.

        Level 2—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Balances in this category include mortgage backed securities, corporate bonds, and derivatives.

        Level 3—Pricing inputs are unobservable as of the reporting date and reflect the Company's own assumptions about the fair value of the asset or liability.

        The following table summarizes the valuation of EMSC's financial instruments by the above fair value hierarchy levels as of December 31, 2010:

Description	Total	Level 1	Level 2	Level 3
Assets:
Securities	$113,680	$103,367	$10,313	$—
Derivatives	$1,739	$—	$1,739	$—
Liabilities:
Contingent consideration	$20,320	$—	$—	$20,320

        Level 3 liabilities related to contingent consideration were added in 2010 and are discussed in further detail in note 3 to the financial statements.

Recent Accounting Pronouncements

        In August 2010, the Financial Accounting Standards Board ("FASB") further defined the requirements for measurement and disclosure of charity care provided. The amendments require that cost, both direct and indirect, be used as the measurement basis for charity care disclosure purposes. These amendments will be effective for the Company beginning January 1, 2011. Management does not expect the adoption of this guidance to have a material effect on the Company's consolidated financial statements and related disclosures.

        Also in August 2010, the FASB clarified that healthcare entities should not net insurance recoveries against a related claim liability. These amendments will be effective for the Company beginning January 1, 2011. Management does not expect the adoption of this guidance to have a material effect on the Company's consolidated financial statements and related disclosures.

3. Acquisitions

        On May 28, 2010, the Company completed the acquisition of V.I.P. Professional Services, Inc., the parent of Gold Coast Ambulance Service, which provides emergency and non-emergency ambulance

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

3. Acquisitions (Continued)

services in southwest Ventura County, California. On June 4, 2010, an affiliate of the Company completed the acquisition of professional entities which provide anesthesiology services for Clinical Partners Management Company, an existing subsidiary of the Company. On June 30, 2010, the Company completed its acquisition of Affilion, Inc., which provides emergency department physician staffing and related management services to hospitals in Arizona, New Mexico and Texas. Also on June 30, 2010, an affiliate of the Company completed its acquisition of Fredericksburg Anesthesia Consultants, PLLC, a provider of anesthesia services to facilities in south Texas. On December 13, 2010, an affiliate of the Company completed the acquisition of Milford Anesthesia Associates, a provider of anesthesia services to 27 facilities in Connecticut and Massachusetts. The total cost of these and other smaller acquisitions in 2010 was $119.9 million and the Company has preliminarily recorded $74.5 million of goodwill and $68.9 million of other gross intangible assets as of December 31, 2010. As additional information becomes known, which refines estimated fair values of assets acquired and liabilities assumed, the purchase price allocation may be adjusted. Allocation adjustments generally occur within one year of the acquisition date.

        During the year ended December 31, 2009, the Company acquired four businesses for a total cost of $75.6 million, which was paid in cash. In April 2009, the Company acquired the assets of an entity which provides on-site emergency medical staffing, on-call physician support services, and emergency medical and safety training for companies with remote working sites such as offshore oil rigs. In August 2009, the Company acquired EverRad, LLC which provides teleradiology services to eight facilities located in Florida, North Carolina, Oklahoma, and Pennsylvania. In December 2009, the Company acquired Pinnacle Consultants Mid-Atlantic and the management services company of Pinnacle Anesthesia Consultants, P.A. (collectively referred to as "Pinnacle"), which provide anesthesiology and management services to more than 75 hospitals and surgery centers. The Pinnacle acquisition positions the Company for continued growth of anesthesia management services. The Company's purchase price allocation for these acquisitions is complete and the Company has recorded $14.3 million of goodwill and $65.2 million of other gross intangible assets as of December 31, 2010.

        During the year ended December 31, 2008, the Company acquired four entities for a total cost of $55.8 million, which was paid primarily in cash. In March 2008, the Company acquired River Medical, Inc. based in Lake Havasu, Arizona, which provides exclusive emergency ambulance transportation services to Lake Havasu City, and La Paz and Mohave Counties in western Arizona. The Company believes that this acquisition positions the Company for future expansion in the Arizona market. In April 2008, the Company acquired Aldan Emergency Physicians, P.A. which provides emergency department staffing and management services at facilities located in Brooksville, Florida and Hudson, Florida. In August 2008, the Company acquired the management services entity of Clinical Partners, P.A., a provider of anesthesiology services, as well as an associated billing company based in Longview, Texas. In October 2008, the Company acquired Templeton Readings, LLC, which is based in Baltimore, Maryland and provides final reads and telaradiology services to facilities in 31 states. The purchase price allocation for these acquisitions is substantially complete and the Company has recorded $36.3 million of goodwill and $23.3 million of other gross intangible assets as of December 31, 2010.

        As of December 31, 2010, the Company may have to pay up to $38.5 million in future periods as contingent consideration for acquisitions made prior to December 31, 2010. These payments will be made should the acquired operations achieve the terms as agreed to in the respective acquisition agreements. As of December 31, 2010, the Company has accrued $20.3 million as its estimate of the

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

3. Acquisitions (Continued)

additional payments to be made. This balance is included in accrued liabilities in the accompanying balance sheet.

4. Property, Plant and Equipment, net

        Property, plant and equipment, net consisted of the following at December 31:

	2010	2009
Land	$2,586	$2,586
Building and leasehold improvements	30,248	28,854
Vehicles	175,789	157,296
Computer hardware and software	92,658	90,804
Communication and medical equipment and other	94,819	81,756

	396,100	361,296
Less: accumulated depreciation and amortization	(262,369)	(235,441)

Property, plant and equipment, net	$133,731	$125,855

        At December 31, 2009, vehicles included certain assets held under capital leases with a net book value of $2.0 million. Accumulated depreciation and amortization at December 31, 2009 includes $5.9 million relating to such vehicles. Depreciation expense, which includes amortization of assets under capital leases, was $43.0 million, $46.0 million, and $51.5 million for the years ended December 31, 2010, 2009, and 2008, respectively.

5. Intangible Assets, net

        Intangible assets, net consisted of the following at December 31:

	2010		2009
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets
Contract value	$267,586	$(94,580)	$171,151	$(73,401)
Covenant not to compete	5,098	(3,131)	3,318	(2,015)

Total	$272,684	$(97,711)	$174,469	$(75,416)

Unamortized intangible assets
Trade names	4,800	—	3,000	—
Radio frequencies	601	—	601	—

Total	$278,085	$(97,711)	$178,070	$(75,416)

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

5. Intangible Assets, net (Continued)

        Amortization expense of intangible assets was $22.3 million, $18.4 million, and $17.5 million for the years ended December 31, 2010, 2009, and 2008, respectively. Estimated annual amortization over each of the next five years is expected to be:

2011	$26,593
2012	26,297
2013	17,459
2014	16,386
2015	15,778

6. Income Taxes

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes were as follows at December 31:

	2010	2009
Current deferred tax (liabilities) assets:
Accounts receivable	$26,919	$39,712
Accrual to cash	(51,401)	(59,648)
Accrued liabilities	15,097	18,749
Credit carryforwards	1,071	3,610
Net operating loss carryforwards	3,200	3,900

Net current deferred tax (liabilities) assets	(5,114)	6,323

Long-term deferred tax (liabilities) assets:
Intangible assets	(64,138)	(35,729)
Insurance and other long-term liabilities	33,726	37,299
Excess of tax over book depreciation	(17,585)	(9,709)
Net operating loss carryforwards	47,790	28,602
Valuation allowance	(5,764)	(6,995)

Net long-term deferred tax (liabilities) assets	(5,971)	13,468

Net deferred tax (liabilities) assets	$(11,085)	$19,791

        At December 31, 2010, the Company has net deferred tax liabilities resulting from intangible assets, accrual to cash, and other temporary differences that will increase taxable income in future periods. A valuation allowance is established when it is "more likely than not" that all, or a portion, of net deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including expected reversals of significant deductible temporary differences, a company's recent financial performance, the market environment in which a company operates, tax planning strategies and the length of net operating loss ("NOL") carryforward periods. Furthermore, the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. Based on the evaluation of such evidence, the

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

6. Income Taxes (Continued)

Company established a $5.8 million valuation allowance as of December 31, 2010 related to some of its state deferred tax assets, a decrease of $1.2 million from December 31, 2009.

        The Company has federal NOL carryforwards of $101.6 million which expire in the years 2017 to 2029. The increase to the NOL carryforward is due primarily to acquisitions made during 2010. AMR's NOL carryforwards are subject to AMR's $1.3 million annual limitation under Section 382 of the Internal Revenue Code of 1986, as amended ("IRC"), increased by its recognized built-in gains which should enable the Company to utilize all of AMR's NOLs. In connection with the 2010 acquisitions, NOLs totaling $33.9 million are subject to an annual IRC Section 382 limitation of $2.7 million. The Company's 2010 net unrealized built-in gain and future recognition of some of these built-in gains will accelerate the usage of these NOLs.

        The Company operates in multiple taxing jurisdictions and in the normal course of business is examined by federal and state tax authorities. In preparation for such examinations, the Company establishes reserves for uncertain tax positions, periodically assesses the amount of such reserves and adjusts the reserve balances as necessary. EMSC does not expect the final resolution of tax examinations to have a material impact on the Company's financial results. In nearly all jurisdictions, the tax years prior to 2006 are no longer subject to examination.

        A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009
Balance at January 1	$19,407	$83,479
Additions based on tax positions related to the current year	—	—
Additions for tax positions of prior years	2,118	7,518
Reductions for tax positions of prior years	(16,003)	(66,220)
Reductions for tax positions due to lapse of statute of limitations	—	(257)
Settlements	(2,221)	(5,113)

Balance at December 31	$3,301	$19,407

        The Company does not expect a reduction of unrecognized tax benefits within the next twelve months.

        In accordance with the Company's accounting policy, EMSC recognized accrued interest and penalties related to unrecognized tax benefits consistent with the recognition of these items in prior reporting periods. The Company recognized $0.1 million, $1.3 million, and $2.7 million for the payment of interest and penalties for the years ended December 31, 2010, 2009 and 2008, respectively. The Company reversed approximately $0.5 million and $4.1 million of the interest previously recognized for the years ended December 31, 2010 and 2009, respectively.

        At December 31, 2010 and 2009, the unrecognized tax benefits recorded by the Company included approximately $0.3 million and $0.5 million, respectively, of penalties and interest that may reduce future tax expense.

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

6. Income Taxes (Continued)

        The components of income tax expense were as follows:

	Year ended December 31,
	2010	2009	2008
Current tax expense
State	$14,499	$7,650	$30
Federal	63,200	10,245	1,921

Total	77,699	17,895	1,951

Deferred tax expense
State	(5,252)	(1,992)	6,472
Federal	6,679	49,782	44,107

Total	1,427	47,790	50,579

Total tax expense
State	9,247	5,658	6,502
Federal	69,879	60,027	46,028

Total	$79,126	$65,685	$52,530

        The increase to the Company's 2010 and 2009 current tax expense is due primarily to the Company's increase in income before taxes as compared to available NOLs and interest carryforwards. All 2008 interest carryforwards were fully utilized during 2009. A reconciliation of the provision for income taxes at the federal statutory rate compared to the Company's effective tax rate is as follows:

	Year ended December 31,
	2010	2009	2008
Income tax expense at the statutory rate	$73,798	$63,324	$47,977
Increase in income taxes resulting from:
State taxes, net of federal	8,749	6,013	4,572
Audit settlements and tax filings	(356)	(7,504)	—
Other	(3,065)	3,852	(19)

Provision for income taxes	$79,126	$65,685	$52,530

        The December 31, 2010 and 2009 effective rates were impacted by nonrecurring items.

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

7. Accrued Liabilities

        Accrued liabilities were as follows at December 31:

	2010	2009
Accrued wages and benefits	$103,238	$92,721
Accrued paid time-off	24,420	24,290
Current portion of self-insurance reserve	50,064	62,832
Accrued restructuring	160	181
Current portion of compliance and legal	5,929	2,814
Accrued billing and collection fees	3,500	4,093
Accrued incentive compensation	21,446	34,000
Accrued interest	979	9,773
Accrued income taxes payable	—	5,454
Other	49,902	37,546

Total accrued liabilities	$259,638	$273,704

8. Debt

        On April 8, 2010, the Company completed the financing of new senior secured credit facilities consisting of a $425 million term loan and a $150 million revolving credit facility. The term loan bears interest at LIBOR, plus a margin of 3.00%, and requires quarterly principal repayments until maturity in 2015. The revolving facility was established to fund the Company's working capital and letter of credit needs. It also bears interest at LIBOR, plus a margin of 3.00%, is subject to an annual commitment fee of 0.5% on unutilized commitments, and is repayable at maturity in 2015. At December 31, 2010, letters of credit outstanding which impact the available credit under the revolving facility were $47.3 million and the maximum available under the revolving facility was $102.7 million. There were no borrowings under the revolving facility at December 31, 2010 and 2009. The senior secured credit facilities can be expanded and the interest rate margins stepped down to 2.75% upon achieving certain leverage ratios. Substantially all of EMS LP's domestic assets are pledged as collateral under the new senior secured credit facilities.

        In conjunction with the completion of the financing under the new credit facilities, the Company repaid the balance outstanding on the previous senior secured term loan and redeemed the Company's 10% senior subordinated notes. During the year ended December 31, 2010, the Company recorded a loss on early debt extinguishment of $19.1 million which included certain unamortized debt issuance costs as well as costs associated with the redemption of the senior subordinated notes.

        The credit facilities contain various customary operating and financial covenants. The more restrictive of these covenants limit the Company and its subsidiaries' ability to create liens on assets; make certain investments, loans, guarantees or advances; incur additional indebtedness or issue capital stock; engage in mergers, acquisitions or consolidations; dispose of assets; pay dividends, repurchase equity interest or make other restricted payments; change the business conducted by the Company; and engage in transactions with affiliates. The financial maintenance covenants establish a maximum net leverage ratio, a maximum senior leverage ratio, and a minimum fixed charge coverage ratio. The Company is in compliance with its debt covenants as of December 31, 2010.

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

8. Debt (Continued)

        Long-term debt and capital lease obligations consisted of the following at December 31:

	2010	2009
Senior subordinated notes	$—	$250,000
Senior secured term loan due 2015 (3.27% at December 31, 2010)	419,688	199,765
Notes due at various dates from 2011 to 2022 with interest rates from 6% to 10%	832	1,249
Capital lease obligations due at various dates from 2011 to 2018	756	2,916

	421,276	453,930
Less current portion	(16,333)	(4,676)

Total long-term debt	$404,943	$449,254

        The aggregate amount of minimum payments required on long-term debt and capital lease obligations (see note 13 "Commitments and Contingencies") in each of the years indicated is as follows:

Year ending December 31,
2011	$16,333
2012	26,753
2013	31,992
2014	180,752
2015	164,818
Thereafter	628

$421,276

9. Derivative Instruments and Hedging Activities

        The Company manages its exposure to changes in market interest rates and fuel prices and from time to time uses highly effective derivative instruments to manage well-defined risk exposures. The Company monitors its positions and the credit ratings of its counterparties and does not anticipate non-performance by the counterparties. The Company does not use derivative instruments for speculative purposes.

        At December 31, 2010, the Company was party to a series of fuel hedge transactions with a major financial institution under one master agreement. Each of the transactions effectively fixes the cost of diesel fuel at prices ranging from $3.06 to $3.29 per gallon. The Company purchases the diesel fuel at the market rate and periodically settles with its counterparty for the difference between the national average price for the period published by the Department of Energy and the agreed upon fixed price. The transactions fix the price for a total of 4.8 million gallons, which represents approximately 30% of the Company's total estimated annual usage, and are spread over periods from January 2011 through June 2012. The Company recorded, as a component of other comprehensive income before applicable tax impacts, an asset associated with the fair value of the fuel hedge in the amount of $1.7 million and $0.2 million as of December 31, 2010 and 2009, respectively. Over the next twelve months, the Company expects to reclassify $1.3 million of deferred gain from accumulated other comprehensive income as the related fuel hedge transactions mature. The net additional payments made or received under these hedge agreements did not have a material impact on operating expenses during the years ended December 31, 2010 or 2009.

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

10. Retirement Plans and Employee Benefits

        The Company maintains three 401(k) plans (the "EMSC Plans") for its employees and employees of certain subsidiaries who meet the eligibility requirements set forth in the EMSC Plans. Employees may contribute a maximum of 40% of their compensation up to a maximum of $16,500. Generally, 50% of the contribution is matched by the Company up to a maximum of 3% to 6% of the employee's salary per year, depending on the plan. EMSC's contributions to the EMSC Plans were $13.2 million, $12.0 million, and $11.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. Contributions are included in compensation and benefits in the accompanying statements of operations.

        EmCare established the EmCare Holdings Inc. 401(k) Savings Plan (the "EmCare Plan") in 1994 to provide retirement benefits to its physician employees. Employees may elect to participate in the EmCare Plan at the beginning of each calendar quarter and may contribute 1% to 25% of their annual compensation on a tax-deferred basis subject to limits established by the Internal Revenue Service. EmCare contributes 50% of the first 6% of base compensation that a participant contributes to the EmCare Plan during any calendar year. EmCare contributed $1.9 million, $1.1 million, and $0.8 million during the years ended December 31, 2010, 2009 and 2008, respectively.

11. Equity Based Compensation

Equity Option Plan

        Under the Company's Equity Option Plan approved in February 2005, key employees were granted options to purchase partnership units of EMS LP. The options permit employees to purchase class A common shares at an exercise price of $6.67 per share and vested ratably over a period of four years and have a maximum term of ten years. In addition, certain performance measures had to be met for 50% of the options to become exercisable; these performance measures were satisfied during 2009 with respect to the options granted under the Equity Option Plan. Options with similar provisions were granted to all directors in 2005 other than the Lead Director. As the vesting period for these options was completed prior to 2010, the Company did not record a compensation charge during the year ended December 31, 2010. The Company recorded a compensation charge of $0.1 million and $0.9 million during the years ended December 31, 2009 and 2008, respectively, associated with the grant of these options. Options are no longer granted under the Equity Option Plan, but rather under the Company's Second Amended and Restated 2007 Long-Term Incentive Plan described below.

        The Black-Scholes option pricing model was used to estimate fair values as of the date of grant using 0% volatility (because the options were granted by EMS LP as a private company), risk free rates ranging from 3.53% to 3.88%, 0% dividend yield and terms of 4 and 5 years. The weighted average fair value of these options was $1.40.

        The following table summarizes the status of options under the Equity Option Plan, as well as options granted to certain directors (with similar terms) as of December 31, 2010:

	Class A Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at beginning of year	1,500,384	$6.79
Exercised	(721,120)	6.91

Outstanding at end of year	779,264	$6.67	$45,151

Exercisable at end of year	779,264	$6.67	$45,151

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

11. Equity Based Compensation (Continued)

        Intrinsic value is the amount by which the stock price exceeds the exercise price of the options. The total intrinsic value of options exercised under the Equity Option Plan during the years ended December 31, 2010, 2009 and 2008 was $34.7 million, $46.4 million, and $6.7 million, respectively.

        All options outstanding and exercisable under the Equity Option Plan at December 31, 2010 have an exercise price of $6.67 and a weighted average remaining life of 4.18 years.

Long-Term Incentive Plan

        The Company's original Long-Term Incentive Plan was approved by stockholders in May 2007, amended and restated in May 2008, and a Second Amended and Restated 2007 Long-Term Incentive Plan (the "Plan") was approved by stockholders in May 2010. The Plan provides for the grant of long-term incentives, including various equity-based incentives, to those persons with responsibility for the success and growth of the Company and its subsidiaries. Options granted under the Plan vest and become exercisable ratably over a period of four years from the date of grant and have a maximum term of ten years. In addition, for options granted under the Plan prior to January 1, 2009, certain performance measures were required to be met for 50% of these options to become exercisable; these performance measures were satisfied during the first quarter of 2010. The Company also grants shares of restricted stock under the Plan, which currently lapse ratably over a period of three years from the date of grant. In addition, with respect to grants of restricted stock in May 2010 to the Company's "named executive officers" and persons deemed "covered employees" under section 162(m) of the Internal Revenue Code of 1986, as amended, certain profitability-based performance measures must be met within that three-year period for restricted stock grants to lapse.

        The Company has granted options to key employees under the Plan each year since its inception in 2007. The options outstanding at December 31, 2010 permit employees to purchase a total of 623,921 shares of class A common stock at a weighted average exercise price of $40.16 per share, vest and become exercisable ratably over a period of four years from the date of grant and have a maximum term of ten years.

        The Black-Scholes option pricing model was used to estimate fair values as of the date of grant using 34% to 46% volatility based on EMSC's historical stock price, risk free rates ranging from 2.00% to 5.16%, 0% dividend yield and a term of 5 years. The weighted average fair value of options granted was $18.49, $10.76, and $13.57 during 2010, 2009 and 2008, respectively.

        During 2007, members of the Board of Directors of the Company granted, in the aggregate, 30,000 shares of restricted class A common stock pursuant to the Plan, which shares vest ratably over a period of three to four years. In addition, certain performance measures must be met for 50% of the shares to become exercisable. During 2009 and 2010, a combined total of 377,625 shares of restricted class A common stock were granted pursuant to the Plan, which shares vest ratably over a period of three years without any performance measure requirement.

        In connection with the grants of options and restricted class A common stock, the Company expensed $6.0 million, $3.4 million, and $1.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

11. Equity Based Compensation (Continued)

        The following table summarizes the status of restricted stock and options under the Plan as of December 31, 2010:

		Options Summary
	Restricted Stock	Class A Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at beginning of year	228,292	510,126	$30.97
Granted	167,250	242,250	54.96
Lapsed or exercised	(89,207)	(70,499)	31.35
Expired or forfeited	(11,425)	(57,956)	31.90

Outstanding at end of year	294,910	623,921	$40.16	$15,255

Exercisable at end of year	—	115,909	$31.51	$3,836

        The total intrinsic value of options exercised under the Plan during the years ended December 31, 2010 and 2009 was $1.7 million and $0.4 million, respectively. There were no options exercised under the Plan during 2008. Options outstanding and exercisable under the Plan at December 31, 2010 have a weighted average remaining life of 8.44 years and 7.61 years, respectively.

Non-Employee Director Compensation Plan

        The Non-Employee Director Compensation Plan, approved in May 2007, is available to non-employee directors of the Company, other than the Chair of the Compliance Committee. Under this plan, eligible directors are granted Restricted Stock Units ("RSUs") following each annual stockholder meeting with each RSU representing one share of the Company's class A common stock. Eligible directors receive a grant of RSUs having a fair market value of $133 on the date of grant based on the closing price of the Company's class A common stock on the business day immediately preceding the grant date. The Non-Employee Director Compensation Plan allows directors to defer income from the grant of RSUs, which vest immediately prior to the election of directors at the next annual stockholder meeting. In connection with this plan, the Company granted 2,324 RSUs per director following the 2010 annual stockholder meeting and granted an additional 1,854 RSUs to a director upon his election to the board of directors in July 2010. The Company granted 3,018 RSUs per director in 2009. The Company granted 4,145 RSUs per director following the 2008 annual stockholder meeting and granted an additional 2,374 RSUs to a director upon his election to the board of directors in October 2008. As of December 31, 2010, there were a total of 90,340 RSUs outstanding. The Company expensed $0.7 million, $0.5 million, and $0.4 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Stock Purchase Plan/Employee Stock Purchase Plan

        The Company offered its class A common stock to eligible employees and independent contractors associated with the Company and its subsidiaries pursuant to a Stock Purchase Plan and the Company's Employee Stock Purchase Plan (together, the "SPPs") during 2010, 2009 and 2008. The purchases of stock under the SPPs occurred in October 2010, October 2009 and September 2008 at a 5% discount to the closing price of the Company's class A common stock on predetermined dates established pursuant to the ESPP and SPP, and as such no compensation charge was recorded for these plans during 2010, 2009 or 2008. Employee contributions to the SPPs were $685, $405, and $644 during the years ended

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

11. Equity Based Compensation (Continued)

December 31, 2010, 2009 and 2008, respectively. The contributions were used to purchase shares of class A common stock totaling 13,113, 8,644 and 20,627 during 2010, 2009 and 2008, respectively.

12. Equity

  Preferred Stock

        The Company's board of directors may, without further action by stockholders, from time to time direct the issuance of up to 20 million shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series.

  Class A and Class B Common Stock and Class B Special Voting Stock

  General

        The Company's class A common stock and class B common stock are identical in all respects, except with respect to voting and except that each share of class B common stock is convertible into one share of class A common stock at the option of the holder. The class B common stock will be converted automatically into class A common stock upon a transfer thereof to any person other than certain currently affiliated persons and their affiliates. The class A and class B common stock are referred to as "common stock".

        Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of the Company's outstanding common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose. Upon the Company's liquidation, dissolution or winding up, the holders of the class A and class B common stock are entitled to receive pro rata the Company's assets available for distribution, after payment of all liabilities and subject to the rights of any outstanding preferred stock and of the holders of the LP exchangeable units to receive distributions of assets equivalent to, on a per share/per unit basis, the distributions to the holders of the class A and class B common stock.

        The Company's one share of class B special voting stock is not entitled to any rights or privileges except for the voting rights described below, and except that it is entitled to a distribution equal to its $0.01 par value upon the Company's liquidation, dissolution or winding up.

  Voting Rights

        Generally, on all matters on which the holders of common stock are entitled to vote, the holders of the class A common stock, the class B common stock and the class B special voting stock vote together as a single class. On all matters with respect to which the holders of the Company's common stock are entitled to vote, each outstanding share of class A common stock is entitled to one vote, each outstanding share of class B common stock is entitled to ten votes and the one share of class B special voting stock is entitled to a number of votes equal to the number of votes that could be cast if all of the then outstanding LP exchangeable units were exchanged for class B common stock. If the Minimum Hold Condition is no longer satisfied, the number of votes per share of class B common stock will be reduced automatically to one vote per share. The Minimum Hold Condition is satisfied so long as the aggregate of the numbers of outstanding shares of class B common stock and LP exchangeable units is at least 10% of the total number of shares of common stock and LP exchangeable units outstanding.

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

12. Equity (Continued)

        In addition, holders of class A common stock, on the one hand, and the class B common stock and class B special voting stock, on the other, are entitled to vote as a separate class on approval of (i) any alteration, repeal or amendment of the Company's certificate of incorporation which would adversely affect the powers, preferences or rights of the holders of class A common stock or the class B common stock and class B special voting stock, as the case may be, and (ii) any merger or consolidation of the Company with any other entity if, as a result, (x) shares of class A common stock would be converted into or exchanged for, or receive, any consideration that differs from that applicable to the shares of class B common stock as a result of such merger or consolidation, other than a difference limited to preserving the relative voting power of the holders of the class A common stock, the class B common stock and the class B special voting stock or (y) in the case of the class B common stock and class B special voting stock only, the class B special voting stock would not remain outstanding.

        In respect of any matter as to which the holders of the class A common stock are entitled to a class vote, holders have one vote per share, and the affirmative vote of the holders of a majority of the shares of class A common stock outstanding is required for approval. In respect of any matter as to which the holders of the class B common stock and class B special voting stock are entitled to a class vote, holders of class B common stock have one vote per share and the holder of the class B special voting stock will have one vote for each LP exchangeable unit outstanding, and the affirmative vote of the holders of a majority of the votes entitled to be cast is required for approval.

  LP Exchangeable Units

        The LP exchangeable units are issued by EMS LP. Each LP exchangeable unit is exchangeable at any time into one share of class B common stock at the option of the holder and is substantially equivalent economically to a share of class B common stock. The holders of the LP exchangeable units have the right to receive distributions, on a per unit basis, in amounts (or property in the case of non-cash dividends), which are the same as, or economically equivalent to, and which are payable at the same time as, dividends declared on the class B common stock (or dividends that would be required to be declared if class B common stock were outstanding). These holders also have the right to vote, through the trustee holder of the class B special voting stock, at all stockholder meetings at which holders of the class B common stock or class B special voting stock are entitled to vote, and the right to participate on a pro rata basis with the class B common stock in the distribution of assets of the Company, upon specified events relating to the voluntary or involuntary liquidation, dissolution, winding up or other distribution of the assets, through the mandatory exchange of LP exchangeable units for shares of class B common stock. The LP exchangeable units have been included as common stock equivalents in the basic and diluted earnings per share calculations.

13. Commitments and Contingencies

  Lease Commitments

        The Company leases various facilities and equipment under operating lease agreements. Rental expense incurred under these leases was $42.4 million, $40.5 million, and $40.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

        The Company also records certain leasehold improvements under capital leases. Assets under capital leases are capitalized using inherent interest rates at the inception of each lease. Capital leases are collateralized by the underlying assets.

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

13. Commitments and Contingencies (Continued)

        Future commitments under non-cancelable capital and operating leases for premises, equipment and other recurring commitments are as follows:

	Capital Leases	Operating Leases & Other
Year ending December 31,
2011	$218	$78,361
2012	201	42,864
2013	114	34,024
2014	114	22,507
2015	106	18,043
Thereafter	221	44,193

	974	$239,992

Less imputed interest	(218)

Total capital lease obligations	756
Less current portion	(158)

Long-term capital lease obligations	$598

  Purchase Commitment

        Beginning in March 2009, AMR entered into a series of forward purchase contracts which fixed the price for a portion of its total monthly diesel fuel usage from April 1, 2009 through June 30, 2010. Based on the terms of the contracts, the Company concluded they did not qualify as derivatives. There was no material impact to operating expenses related to these contracts during the years ended December 31, 2010 or 2009.

  Services

        The Company is subject to the Medicare and Medicaid fraud and abuse laws which prohibit, among other things, any false claims, or any bribe, kick-back or rebate in return for the referral of Medicare and Medicaid patients. Violation of these prohibitions may result in civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs. Management has implemented policies and procedures that management believes will assure that the Company is in substantial compliance with these laws and regulations but there can be no assurance the Company will not be found to have violated certain of these laws and regulations. From time to time, the Company receives requests for information from government agencies pursuant to their regulatory or investigational authority. Such requests can include subpoenas or demand letters for documents to assist the government in audits or investigations. The Company is cooperating with the government agencies conducting these investigations and is providing requested information to the government agencies. Other than the investigations described below, management believes that the outcome of any of these investigations would not have a material adverse effect on the Company.

        Like other ambulance companies, AMR has provided discounts to its healthcare facility customers (nursing homes and hospitals) in certain circumstances. The Company has attempted to comply with applicable law where such discounts are provided. During the first quarter of fiscal 2004, the Company was advised by the U.S. Department of Justice ("DOJ") that it was investigating certain business practices at AMR. The specific practices at issue were (1) whether ambulance transports involving

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

13. Commitments and Contingencies (Continued)

Medicare eligible patients complied with the "medical necessity" requirement imposed by Medicare regulations, (2) whether patient signatures, when required, were properly obtained from Medicare eligible patients, and (3) whether discounts in violation of the federal Anti-Kickback Statute were provided by AMR in exchange for referrals involving Medicare eligible patients. In connection with the third issue, the government alleged that certain of AMR's hospital and nursing home contracts in effect in Texas in periods prior to 2002 contained discounts in violation of the federal Anti-Kickback Statute. The Company negotiated a settlement with the government pursuant to which the Company paid $9 million and obtained a release of all claims related to such conduct alleged to have occurred in Texas in periods prior to 2002. In connection with the settlement, AMR entered into a Corporate Integrity Agreement ("CIA") which is effective for a period of five years beginning September 12, 2006. Pursuant to the CIA, AMR is required to maintain a compliance program which includes, among other elements, the appointment of a compliance officer and committee; training of employees nationwide; contractual safeguards nationwide, including tracking of contractual arrangements in Texas; review by an independent review organization and reporting of certain reportable events.

  Letters of Credit

        At December 31, 2010 and 2009, the Company had $75.1 million and $43.6 million, respectively, in outstanding letters of credit.

  Other Legal Matters

        On December 13, 2005, a lawsuit purporting to be a class action was commenced against AMR in Spokane, Washington in Washington State Court, Spokane County. The complaint alleged that AMR billed patients and third party payors for transports it conducted between 1998 and 2005 at higher rates than contractually permitted. The court has certified a class in this case which is comprised of approximately 15,000 Spokane County residents. In September 2010, the Company and class representatives reached an agreement to resolve the claims for approximately $1.1 million, which amount includes all remaining refunds due to class members and attorney's fees for the plaintiffs' counsel. The settlement was recently approved and finalized by the court.

        In December 2006, AMR received a subpoena from the DOJ. The subpoena requested copies of documents for the period from January 2000 through the present. The subpoena required AMR to produce a broad range of documents relating to the operations of certain AMR affiliates in New York. The Company produced documents responsive to the subpoena. The government has identified claims for reimbursement that the government believes lack support for the level billed, and invited the Company to respond to the identified areas of concern. The Company reviewed the information provided by the government, provided its response, and is currently in discussions with the DOJ and the Office of the Inspector General of Health and Human Services regarding resolution of this matter. During the year ended December 31, 2010, the Company recorded a $3.1 million reserve for its estimate of likely exposure in this matter.

        Four different lawsuits purporting to be class actions have been filed against AMR and certain subsidiaries in California alleging violations of California wage and hour laws. On April 16, 2008, Lori Bartoni commenced a suit in the Superior Court for the State of California, County of Alameda, which has since been removed to the United States District Court, Northern District of California and later remanded back to state court; on July 8, 2008, Vaughn Banta filed suit in the Superior Court of the

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

13. Commitments and Contingencies (Continued)

State of California, County of Los Angeles; and on January 22, 2009, Laura Karapetian filed suit in the Superior Court of the State of California, County of Los Angeles. In addition, in the first quarter of 2010, Melanie Aguilar filed suit in the Superior Court of the State of California on substantially identical claims. The four cases have been joined together as "coordinated cases" and are all pending in state court in Alameda County, California, other than Bartoni, which is currently stayed due to interlocutory appeal. In the Bartoni case, the Company has filed a motion to compel arbitration pursuant to the applicable collective bargaining agreement. On November 5, 2010, the court denied the motion and the Company appealed. The Bartoni case is currently stayed pending the appeal. At the present time, courts have not certified classes in any of these cases. Plaintiffs allege principally that the AMR entities failed to pay daily overtime charges pursuant to California law, and failed to provide required meal breaks or pay premium compensation for missed meal breaks. Plaintiffs are seeking to certify the classes and are seeking lost wages, punitive damages, attorneys' fees and other sanctions permitted under California law for violations of wage hour laws. The Company is unable at this time to estimate the amount of potential damages, if any.

        The Company is involved in other litigation arising in the ordinary course of business. Management believes the outcome of these legal proceedings will not have a material adverse impact on its financial condition, results of operations or liquidity.

14. Transactions with Onex

        The Company is party to a management agreement with a wholly-owned subsidiary of Onex Corporation, its principal equityholder. In exchange for an annual management fee of $1.0 million, the Onex subsidiary provides the Company with corporate finance and strategic planning consulting services. This fee, which has been included as a component of selling, general and administrative expenses in the accompanying statement of operations, amounted to $1.0 million for each of the years ended December 31, 2010, 2009 and 2008.

15. Insurance

        Insurance reserves are established for automobile, workers compensation, general liability and professional liability claims utilizing policies with both fully-insured and self-insured components. This includes the use of an off-shore captive insurance program through a wholly-owned subsidiary for certain professional (medical malpractice), auto, workers compensation and general liability programs for both EmCare and AMR. In those instances where the Company has obtained third-party insurance coverage, the Company normally retains liability for the first $1 to $3 million of the loss. Insurance reserves cover known claims and incidents within the level of Company retention that may result in the assertion of additional claims, as well as claims from unknown incidents that may be asserted arising from activities through December 31, 2010.

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

15. Insurance (Continued)

        The Company establishes reserves for claims based upon an assessment of actual claims and claims incurred but not reported. The reserves are established based on consultation with third-party independent actuaries using actuarial principles and assumptions that consider a number of factors, including historical claim payment patterns (including legal costs) and changes in case reserves and the assumed rate of inflation in health care costs and property damage repairs. Claims, other than general liability claims, are discounted at a rate commensurate with the interest rate on monetary assets that essentially are risk free and have a maturity comparable to the underlying liabilities, currently 4%. General liability claims are not discounted.

        The Company's most recent actuarial valuation was completed in December 2010. As a result of this and previous actuarial valuations, the Company recorded an increase in its provisions for insurance liabilities of $0.4 million in 2010, an increase of $4.5 million in 2009 and a reduction of $4.1 million in 2008 related to reserves for losses in prior years.

        Provisions for insurance expense included in the statements of operations include annual provisions determined in consultation with third-party actuaries and premiums paid to third-party insurers.

        The table below summarizes the non-health and welfare insurance reserves included in the accompanying balance sheets:

	Accrued Liabilities	Insurance Reserves and Other Long-term Liabilities	Total Liabilities
December 31, 2010
Automobile	$6,814	$8,774	$15,588
Workers compensation	13,692	30,026	43,718
General/ Professional liability	29,558	119,543	149,101

	$50,064	$158,343	$208,407

December 31, 2009
Automobile	$7,993	$9,413	$17,406
Workers compensation	15,096	27,942	43,038
General/ Professional liability	39,743	106,261	146,004

	$62,832	$143,616	$206,448

        Certain insurance programs also require the Company to maintain deposits with third-party insurers or with trustees to cover future claims costs. These deposits are included as insurance collateral in the accompanying balance sheets. Investments supporting insurance programs are comprised principally of government securities and investment grade securities. These investments are designated as available-for-sale and reported at fair value. Investment income earned on these

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

15. Insurance (Continued)

investments is reported as interest income from restricted assets in the statements of operations. The following table summarizes these deposits and restricted investments:

	2010	2009
Restricted cash and cash equivalents	$17,284	$12,381
Restricted marketable securities	4,570	1,813
Other short-term insurance collateral	11,622	10,792

Insurance collateral—short-term	$33,476	$24,986

Restricted long-term investments	$75,635	$87,720
Other long-term insurance collateral	60,428	56,166

Insurance collateral—long-term	$136,063	$143,886

16. Net Income Per Common Share

        The calculation of basic net income per common share and diluted net income per common share is presented below:

	Year ended December 31,
	2010	2009	2008
Basic earnings per common share computation
Numerator:
Net income available to stockholders	$131,724	$115,239	$84,847

Denominator:
Basic average shares outstanding
Common stock and LP exchangeable units	43,960,912	42,552,716	41,652,783

Basic earnings per common share	$3.00	$2.71	$2.04

Diluted earnings per share computation
Numerator:
Net income available to stockholders	$131,724	$115,239	$84,847

Denominator:
Basic average shares outstanding	43,960,912	42,552,716	41,652,783
Incremental shares from assumed exercise of stock options and RSUs	732,455	1,071,084	1,477,999

Diluted average common shares outstanding	44,693,367	43,623,800	43,130,782

Diluted earnings per common share	$2.95	$2.64	$1.97

        There were 65,500 potential common shares excluded from the calculation of diluted earnings per share for the year ended December 31, 2008 because they were antidilutive.

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

17. Segment Information

        The Company is organized around two separately managed business units: medical transportation services and facility-based physician services, which have been identified as operating segments. The medical transportation services reportable segment focuses on providing a full range of medical transportation services from basic patient transit to the most advanced emergency care and pre-hospital assistance. The facility-based physician services reportable segment provides physician services to hospitals primarily for emergency departments and urgent care centers, as well as for hospitalist/inpatient, radiology, teleradiology and anesthesiology services. The Chief Executive Officer has been identified as the chief operating decision maker ("CODM") as he assesses the performance of the business units and decides how to allocate resources to the business units.

        Net income before equity in earnings of unconsolidated subsidiary, income tax expense, loss on early debt extinguishment, interest and other income, realized gain on investments, interest expense, and depreciation and amortization ("Adjusted EBITDA") is the measure of profit and loss that the CODM uses to assess performance, measure liquidity and make decisions. Pre-tax income from continuing operations represents net revenue less direct operating expenses incurred within the operating segments. The accounting policies for reported segments are the same as for the Company as a whole (see note 2 "Summary of Significant Accounting Policies").

	Year ended December 31,
	2010	2009	2008
Medical Transportation Services
Net revenue	$1,380,860	$1,343,857	$1,401,801
Income from operations	79,058	73,539	72,261
Adjusted EBITDA	125,382	124,709	129,933
Goodwill	178,127	172,867	175,563
Intangible assets, net	37,756	39,937	44,805
Total identifiable assets	784,454	730,956	789,180
Capital expenditures	$43,928	$32,314	$22,586
Facility-Based Physician Services
Net revenue	$1,478,462	$1,225,828	$1,008,063
Income from operations	166,925	139,597	95,960
Adjusted EBITDA	189,038	157,294	113,675
Goodwill	249,278	209,084	170,450
Intangible assets, net	142,618	62,717	31,336
Total identifiable assets	678,901	583,806	576,211
Capital expenditures	$2,443	$3,680	$4,707
Segment Totals
Net revenue	$2,859,322	$2,569,685	$2,409,864
Income from operations	245,983	213,136	168,221
Adjusted EBITDA	314,420	282,003	243,608
Goodwill	427,405	381,951	346,013
Intangible assets, net	180,374	102,654	76,141
Total identifiable assets	1,463,355	1,314,762	1,365,391
Capital expenditures	$46,371	$35,994	$27,293

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

17. Segment Information (Continued)

        A reconciliation of Adjusted EBITDA to net income is as follows:

	Year ended December 31,
	2010	2009	2008
Adjusted EBITDA	$314,420	$282,003	$243,608
Depreciation and amortization expense	(65,332)	(64,351)	(68,980)
Interest expense	(22,912)	(40,996)	(42,087)
Realized gain on investments	2,450	2,105	2,722
Interest and other income	968	1,816	2,055
Loss on early debt extinguishment	(19,091)	—	(241)
Income tax expense	(79,126)	(65,685)	(52,530)
Equity in earnings of unconsolidated subsidiary	347	347	300

Net income	$131,724	$115,239	$84,847

        A reconciliation of Adjusted EBITDA to cash flows provided by operating activities is as follows:

	Year ended December 31,
	2010	2009	2008
Adjusted EBITDA	$314,420	$282,003	$243,608
Interest expense (less deferred loan fee amortization)	(20,428)	(39,165)	(39,983)
Change in accounts receivable	(22,241)	18,742	27,618
Change in other operating assets/liabilities	(825)	42,675	(15,353)
Equity based compensation	6,699	3,979	2,476
Excess tax benefits from stock-based compensation	(15,660)	(17,448)	—
Income tax expense, net of change in deferred taxes	(80,305)	(23,236)	(11,511)
Other	3,884	5,003	4,602

Cash flows provided by operating activities	$185,544	$272,553	$211,457

        A reconciliation of segment assets to total assets and segment capital expenditures to total capital expenditures is as follows as of December 31:

	2010	2009
Segment total identifiable assets	$1,463,355	$1,314,762
Corporate cash	246,118	315,590
Other corporate assets	39,079	24,355

Total identifiable assets	$1,748,552	$1,654,707

        Other corporate assets principally consist of property, plant and equipment, and other assets.

	2010	2009	2008
Segment total capital expenditures	$46,371	$35,994	$27,293
Corporate capital expenditures	2,750	8,734	4,795

Total capital expenditures	$49,121	$44,728	$32,088

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

18. Quarterly Financial Information (unaudited)

        Selected unaudited quarterly financial data for the years ended December 31, 2010 and 2009 is as follows (in millions, except per share amounts):

2010	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Net revenue	$679.4	$708.8	$737.2	$734.0
Income from operations	57.4	61.8	62.8	63.9
Net income	31.0	24.0	36.8	40.0
Basic earnings per share	0.71	0.54	0.83	0.91
Diluted earnings per share	0.70	0.54	0.82	0.89

2009	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Net revenue	$613.0	$637.3	$665.1	$654.3
Income from operations	47.5	55.7	55.5	54.4
Net income	24.1	29.0	28.9	33.2
Basic earnings per share	0.57	0.69	0.67	0.77
Diluted earnings per share	0.56	0.67	0.66	0.75

19. Valuation and Qualifying Accounts

	Allowance for Contractual Discounts	Allowance for Uncompensated Care	Total Accounts Receivable Allowances
Balance at December 31, 2007	$832,738	$431,920	$1,264,658
Additions	3,081,633	1,375,566	4,457,199
Reductions	(3,028,970)	(1,293,011)	(4,321,981)

Balance at December 31, 2008	885,401	514,475	1,399,876
Additions	4,071,279	1,762,517	5,833,796
Reductions	(3,955,395)	(1,704,977)	(5,660,372)

Balance at December 31, 2009	1,001,285	572,015	1,573,300
Additions	5,193,418	1,931,518	7,124,936
Reductions	(5,102,515)	(1,874,114)	(6,976,629)

Balance at December 31, 2010	$1,092,188	$629,419	$1,721,607

        Additions to the Company's valuation and qualifying accounts are primarily related to income statement provisions and balances added from acquisitions. Reductions to these accounts are primarily related to write-off activity.

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

20. Guarantors of Debt

        On May 25, 2011, EMSC issued $950 million of senior unsecured notes and entered into $1.8 billion of senior secured credit facilities (the "Credit Facilities"). The senior unsecured notes and the Credit Facilities are guaranteed by each of EMSC's domestic subsidiaries, except for any subsidiaries subject to regulation as an insurance company, including EMSC's captive insurance subsidiary. All of the operating income and cash flow of EMSC is generated by AMR, EmCare and their subsidiaries. As a result, funds necessary to meet the debt service obligations under the senior unsecured notes and the Credit Facilities are provided by the distributions or advances from the subsidiary companies, AMR and EmCare. Investments in subsidiary operating companies are accounted for on the equity method. Accordingly, entries necessary to consolidate EMSC and all of its subsidiaries are reflected in the Eliminations/Adjustments column. Separate complete financial statements of EMSC and subsidiary guarantors would not provide additional material information that would be useful in assessing the financial composition of EMSC or the subsidiary guarantors. The condensed consolidating financial statements for EMSC, the guarantors and the non-guarantors are as follows:

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

20. Guarantors of Debt (Continued)

Consolidating Balance Sheet
As of December 31, 2010

	Predecessor
	EMSC	Subsidiary Guarantors	Subsidiary Non-Guarantor	Eliminations/ Adjustments	Total
Assets
Current assets:
Cash and cash equivalents	$—	$260,834	$26,527	$—	$287,361
Insurance collateral	—	6,409	30,046	(2,979)	33,476
Trade and other accounts receivable, net	—	488,354	1,304	—	489,658
Parts and supplies inventory	—	23,005	26	—	23,031
Prepaids and other current assets	—	22,623	193	(4,199)	18,617
Current deferred tax assets	—	(3,834)	3,834	—	—

Current assets	—	797,391	61,930	(7,178)	852,143

Non-current assets:
Property, plant, and equipment, net	—	133,731	—	—	133,731
Intercompany receivable	409,362	—	—	(409,362)	—
Intangible assets, net	—	180,374	—	—	180,374
Non-current deferred tax assets	—	4,126	(6,120)	1,994	—
Insurance collateral	—	31,664	109,669	(5,270)	136,063
Goodwill	—	426,947	458	—	427,405
Other long-term assets	11,333	5,657	1,846	—	18,836
Investment and advances in subsidiaries	847,191	37,427	—	(884,619)	—

Assets	$1,267,886	$1,617,317	$167,783	$(1,304,435)	$1,748,552

Liabilities and Equity
Current liabilities:
Accounts payable	$—	$39,279	$302	$—	$39,581
Accrued liabilities	979	231,148	27,511	—	259,638
Current deferred tax liabilities	—	5,114	—	—	5,114
Current portion of long-term debt	15,938	395	—	—	16,333

Current liabilities	16,917	275,936	27,813	—	320,666
Long-term debt	403,750	1,193	—	—	404,943
Long-term deferred tax liabilities	—	5,971	—	—	5,971
Insurance reserves and other long-term liabilities	—	89,582	90,625	(10,440)	169,767
Intercompany payable	—	397,444	11,918	(409,362)	—

Liabilities	420,667	770,126	130,356	(419,802)	901,347

Equity:
Class A common stock	304	—	30	(30)	304
Class B common stock	1	—	—	—	1
Partnership equity	90,776	393,139	—	(393,140)	90,776
Treasury stock at cost	(1,684)	—	—	—	(1,684)
Additional paid-in capital	305,258	—	4,316	(4,316)	305,258
Retained earnings	450,780	452,268	30,968	(483,250)	450,766
Comprehensive income	1,784	1,784	2,113	(3,897)	1,784

Equity	847,219	847,191	37,427	(884,633)	847,205

Liabilities and Equity	$1,267,886	$1,617,317	$167,783	$(1,304,435)	$1,748,552

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

20. Guarantors of Debt (Continued)

Consolidating Balance Sheet
As of December 31, 2009

	Predecessor
	EMSC	Subsidiary Guarantors	Subsidiary Non-Guarantor	Eliminations/ Adjustments	Total
Assets
Current assets:
Cash and cash equivalents	$—	$314,033	$18,855	$—	$332,888
Insurance collateral	—	10,792	19,450	(5,256)	24,986
Trade and other accounts receivable, net	—	457,835	1,253	—	459,088
Parts and supplies inventory	—	22,270	—	—	22,270
Prepaids and other current assets	—	19,648	14	—	19,662
Current deferred tax assets	—	2,482	3,841	—	6,323

Current assets	—	827,060	43,413	(5,256)	865,217

Non-current assets:
Property, plant, and equipment, net	—	125,854	1	—	125,855
Intercompany receivable	576,482	—	—	(576,482)	—
Intangible assets, net	—	102,654	—	—	102,654
Non-current deferred tax assets	—	19,586	(6,118)	—	13,468
Insurance collateral	—	56,166	85,165	2,555	143,886
Goodwill	—	381,493	458	—	381,951
Other long-term assets	6,179	15,710	(213)	—	21,676
Investment and advances in subsidiaries	562,978	38,579	—	(601,557)	—

Assets	$1,145,639	$1,567,102	$122,706	$(1,180,740)	$1,654,707

Liabilities and Equity
Current liabilities:
Accounts payable	$—	$70,558	$201	$—	$70,759
Accrued liabilities	9,773	231,694	32,238	(1)	273,704
Current portion of long-term debt	2,097	2,579	—	—	4,676

Current liabilities	11,870	304,831	32,439	(1)	349,139

Long-term debt	447,668	1,586	—	—	449,254
Insurance reserves and other long-term liabilities	—	129,541	43,372	(2,686)	170,227
Intercompany	—	568,166	8,316	(576,482)	—

Liabilities	459,538	1,004,124	84,127	(579,169)	968,620

Equity:
Class A common stock	295	—	30	(30)	295
Class B common stock	1	—	—	—	1
Partnership equity	90,776	247,529	—	(247,529)	90,776
Additional paid-in capital	275,316	—	4,316	(4,316)	275,316
Retained earnings	319,056	314,792	32,316	(347,122)	319,042
Comprehensive income	657	657	1,917	(2,574)	657

Equity	686,101	562,978	38,579	(601,571)	686,087

Liabilities and Equity	$1,145,639	$1,567,102	$122,706	$(1,180,740)	$1,654,707

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

20. Guarantors of Debt (Continued)

Consolidating Statement of Operations
For the year ended December 31, 2010

	Predecessor
	EMSC	Subsidiary Guarantors	Subsidiary Non-Guarantor	Eliminations/ Adjustments	Total
Net revenue	$—	$2,857,214	$66,609	$(64,501)	$2,859,322

Compensation and benefits	—	2,022,371	1,132	—	2,023,503
Operating expenses	—	358,393	869	—	359,262
Insurance expense	—	93,089	68,742	(64,501)	97,330
Selling, general and administrative expenses	—	67,619	293	—	67,912
Depreciation and amortization expense	—	65,331	1	—	65,332

Income (loss) from operations	—	250,411	(4,428)	—	245,983
Interest income from restricted assets	—	1,376	1,729	—	3,105
Interest expense	—	(22,912)	—	—	(22,912)
Realized gain on investments	—	—	2,450	—	2,450
Interest and other income (expense)	—	1,008	(40)	—	968
Loss on early debt extinguishment	—	(19,091)	—	—	(19,091)

Income (loss) before income taxes	—	210,792	(289)	—	210,503
Income tax (expense) benefit	—	(79,276)	150	—	(79,126)

Income (loss) before equity in earnings of unconsolidated subsidiaries	—	131,516	(139)	—	131,377
Equity in earnings of unconsolidated subsidiaries	131,724	—	347	(131,724)	347

Net income	$131,724	$131,516	$208	$(131,724)	$131,724

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

20. Guarantors of Debt (Continued)

Consolidating Statement of Operations
For the year ended December 31, 2009

	Predecessor
	EMSC	Subsidiary Guarantors	Subsidiary Non-Guarantor	Eliminations/ Adjustments	Total
Net revenue	$—	$2,567,818	$30,347	$(28,480)	$2,569,685

Compensation and benefits	—	1,795,847	932	—	1,796,779
Operating expenses	—	334,269	59	—	334,328
Insurance expense	—	92,937	33,153	(28,480)	97,610
Selling, general and administrative expenses	—	63,325	156	—	63,481
Depreciation and amortization expense	—	64,339	12	—	64,351

Income (loss) from operations	—	217,101	(3,965)	—	213,136
Interest income from restricted assets	—	1,980	2,536	—	4,516
Interest expense	—	(40,996)	—	—	(40,996)
Realized gain on investments	—	—	2,105	—	2,105
Interest and other income	—	1,650	166	—	1,816

Income before income taxes	—	179,735	842	—	180,577
Income tax expense	—	(65,201)	(484)	—	(65,685)

Income before equity in earnings of unconsolidated subsidiaries	—	114,534	358	—	114,892
Equity in earnings of unconsolidated subsidiaries	115,239	—	347	(115,239)	347

Net income	$115,239	$114,534	$705	$(115,239)	$115,239

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

20. Guarantors of Debt (Continued)

Consolidating Statement of Operations
For the year ended December 31, 2008

	Predecessor
	EMSC	Subsidiary Guarantors	Subsidiary Non-Guarantor	Eliminations/ Adjustments	Total
Net revenue	$—	$2,407,853	$39,333	$(37,322)	$2,409,864

Compensation and benefits	—	1,636,395	1,030	—	1,637,425
Operating expenses	—	383,323	36	—	383,359
Insurance expense	—	75,654	43,889	(37,322)	82,221
Selling, general and administrative expenses	—	69,453	205	—	69,658
Depreciation and amortization expense	—	68,968	12	—	68,980

Income (loss) from operations	—	174,060	(5,839)	—	168,221
Interest income from restricted assets	—	2,590	3,817	—	6,407
Interest expense	—	(42,087)	—	—	(42,087)
Realized gain on investments	—	—	2,722	—	2,722
Interest and other income	—	1,946	109	—	2,055
Loss on early debt extinguishment	—	(241)	—	—	(241)

Income before income taxes	—	136,268	809	—	137,077
Income tax expense	—	(52,078)	(452)	—	(52,530)

Income before equity in earnings of unconsolidated subsidiaries	—	84,190	357	—	84,547
Equity in earnings of unconsolidated subsidiaries	84,847	—	300	(84,847)	300

Net income	$84,847	$84,190	$657	$(84,847)	$84,847

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

20. Guarantors of Debt (Continued)

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2010

	Predecessor
	EMSC	Subsidiary Guarantors	Subsidiary Non-guarantors	Total
Cash Flows from Operating Activities
Net cash provided by (used in) operating activities	$—	$185,552	$(8)	$185,544

Cash Flows from Investing Activities
Purchase of property, plant and equipment	—	(49,121)	—	(49,121)
Proceeds from sale of property, plant and equipment	—	198	—	198
Acquisition of businesses, net of cash received	—	(119,897)	—	(119,897)
Net change in insurance collateral	—	29,107	(29,610)	(503)
Net change in deposits and other assets	—	10,458	—	10,458

Net cash used in investing activities	—	(129,255)	(29,610)	(158,865)

Cash Flows from Financing Activities
EMSC issuance of class A common stock	6,907	—	—	6,907
Class A common stock repurchased as treasury stock	(1,684)	—	—	(1,684)
Repayments of capital lease obligations and other debt	—	(458,886)	—	(458,886)
Borrowings under credit facility	—	425,000	—	425,000
Debt issue costs	—	(12,085)	—	(12,085)
Payment of premiums for debt extinguishment	—	(14,513)	—	(14,513)
Excess tax benefits from stock-based compensation	—	15,660	—	15,660
Net change in bank overdrafts	—	(32,605)	—	(32,605)
Net intercompany borrowings (payments)	(5,223)	(32,067)	37,290	—

Net cash (used in) provided by financing activities	—	(109,496)	37,290	(72,206)

Change in cash and cash equivalents	—	(53,199)	7,672	(45,527)
Cash and cash equivalents, beginning of period	—	314,033	18,855	332,888

Cash and cash equivalents, end of period	$—	$260,834	$26,527	$287,361

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

20. Guarantors of Debt (Continued)

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2009

	Predecessor
	EMSC	Subsidiary Guarantors	Subsidiary Non-guarantors	Total
Cash Flows from Operating Activities
Net cash provided by (used in) operating activities	$—	$274,654	$(2,101)	$272,553

Cash Flows from Investing Activities
Purchase of property, plant and equipment	—	(44,728)	—	(44,728)
Proceeds from sale of property, plant and equipment	—	120	—	120
Acquisition of businesses, net of cash received	—	(75,612)	—	(75,612)
Net change in insurance collateral	—	(9,831)	14,242	4,411
Net change in deposits and other assets	—	(820)	—	(820)

Net cash (used in) provided by investing activities	—	(130,871)	14,242	(116,629)

Cash Flows from Financing Activities
EMSC issuance of class A common stock	10,515	—	—	10,515
Excess tax benefits from share-based compensation	—	17,448	—	17,448
Repayments of capital lease obligations and other debt	—	(5,109)	—	(5,109)
Net change in bank overdrafts	—	7,937	—	7,937
Net intercompany borrowings (payments)	(10,515)	9,522	993	—

Net cash provided by financing activities	—	29,798	993	30,791

Change in cash and cash equivalents	—	173,581	13,134	186,715
Cash and cash equivalents, beginning of period	—	140,452	5,721	146,173

Cash and cash equivalents, end of period	$—	$314,033	$18,855	$332,888

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

20. Guarantors of Debt (Continued)

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2008

	Predecessor
	EMSC	Subsidiary Guarantors	Subsidiary Non-guarantors	Total
Cash Flows from Operating Activities
Net cash provided by operating activities	$—	$199,702	$11,755	$211,457

Cash Flows from Investing Activities
Purchase of property, plant and equipment	—	(32,088)	—	(32,088)
Proceeds from sale of property, plant and equipment	—	408	—	408
Acquisition of businesses, net of cash received	—	(55,825)	—	(55,825)
Net change in insurance collateral	—	17,439	(7,995)	9,444
Net change in deposits and other assets	—	3,116	—	3,116

Net cash used in investing activities	—	(66,950)	(7,995)	(74,945)

Cash Flows from Financing Activities
EMSC issuance of class A common stock	2,423	—	—	2,423
Repayments of capital lease obligations and other debt	—	(39,230)	—	(39,230)
Net change in bank overdrafts	—	3,554	—	3,554
Borrowings under revolving credit facility	—	14,000	—	14,000
Net intercompany borrowings (payments)	(2,423)	2,925	(502)	—

Net cash used in financing activities	—	(18,751)	(502)	(19,253)

Change in cash and cash equivalents	—	114,001	3,258	117,259
Cash and cash equivalents, beginning of period	—	24,987	3,927	28,914

Cash and cash equivalents, end of period	$—	$138,988	$7,185	$146,173

Emergency Medical Services Corporation

Notes to Consolidated Financial Statements (Continued)
(dollars in thousands, except for share and per share amounts)

21. Subsequent Events

        The Company's management has evaluated events subsequent to December 31, 2010 through the issue date of this report to identify any necessary changes to the consolidated financial statements or related disclosures. Below is a description of events for which disclosure was deemed necessary.

        On February 13, 2010, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with CDRT Acquisition Corporation, a Delaware corporation ("Parent"), and CDRT Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Sub"). Parent and Sub are affiliates of Clayton, Dubilier & Rice, LLC. Pursuant to the Merger Agreement and subject to the conditions set forth therein, Sub will merge with and into the Company, with the Company as the surviving entity and a wholly-owned subsidiary of Parent. At the time the Merger is effective, each issued and outstanding share of class A common stock and class B common stock (including shares of Class B common stock issued immediately prior to the effective time in exchange for the LP exchangeable units of EMS LP, but excluding treasury shares, shares held by Parent or Sub and shares held by stockholders who perfect their appraisal rights), will be converted into the right to receive $64.00 per share in cash, without interest and subject to any applicable withholding taxes. Completion of the merger is subject to customary closing conditions, including, among others, (a) approval of the adoption of the Merger Agreement by a majority of the voting power of the outstanding capital stock of the Company, (b) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (c) the absence of any material adverse change in the Company. The holders of the LP exchangeable units, who hold approximately 82% of the voting power of the capital stock of EMSC, have agreed to vote to approve the adoption of the Merger Agreement. The Company is a defendant, and the members of its Board are named as defendants together with certain other parties, in a derivative action filed in February 2011 by Scott A. Halliday in District Court, Arapahoe County, Colorado. The plaintiff alleges, inter alia, that the transactions contemplated by the Merger Agreement were financially unfair to the Company and its public stockholders and seeks unspecified damages and equitable relief, including an injunction halting the transaction or rescission of the transaction as applicable. The Company believes the allegations are without merit and intends to vigorously defend this matter.

22. Subsequent Events (unaudited)

        On May 25, 2011, pursuant to the Merger Agreement, the Company was acquired by investment funds associated with Clayton, Dubilier & Rice, LLC. As a result of the Merger, the Company became a wholly-owned subsidiary of Parent and the Company's shares of class A common stock ceased to be traded on the New York Stock Exchange. In addition, EMS LP, a wholly-owned subsidiary of the Company, terminated its reporting obligations with the Securities and Exchange Commission.

EMERGENCY MEDICAL SERVICES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(unaudited; in thousands)

	Successor	Predecessor
	Period from May 25 through June 30, 2011	Period from April 1 through May 24, 2011	Quarter ended June 30, 2010
Net revenue	$319,543	$460,955	$708,804

Compensation and benefits	221,804	337,556	496,443
Operating expenses	41,856	59,777	90,586
Insurance expense	10,089	20,690	25,942
Selling, general and administrative expenses	6,861	11,406	18,298
Depreciation and amortization expense	11,061	10,942	15,692

Income from operations	27,872	20,584	61,843
Interest income from restricted assets	162	728	859
Interest expense	(17,950)	(3,069)	(5,060)
Realized gain (loss) on investments	7	(5)	57
Interest and other (expense) income	(140)	(27,127)	206
Loss on early debt extinguishment	—	(10,069)	(19,091)

Income (loss) before income taxes and equity in earnings of unconsolidated subsidiary	9,951	(18,958)	38,814
Income tax (expense) benefit	(4,158)	3,410	(14,955)

Income (loss) before equity in earnings of unconsolidated subsidiary	5,793	(15,548)	23,859
Equity in earnings of unconsolidated subsidiary	33	52	105

Net income (loss)	5,826	(15,496)	23,964
Other comprehensive (loss) income, net of tax:
Unrealized holding (losses) gains during the period	(140)	872	1,101
Unrealized losses on derivative financial instruments	(253)	(959)	(563)

Comprehensive income (loss)	$5,433	$(15,583)	$24,502

The accompanying notes are an integral part of these financial statements.

EMERGENCY MEDICAL SERVICES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (Continued)

(unaudited; in thousands)

	Successor	Predecessor
	Period from May 25 through June 30, 2011	Period from January 1 through May 24, 2011	Six months ended June 30, 2010
Net revenue	$319,543	$1,221,790	$1,388,158

Compensation and benefits	221,804	874,633	976,760
Operating expenses	41,856	156,740	177,115
Insurance expense	10,089	47,229	48,012
Selling, general and administrative expenses	6,861	29,241	35,156
Depreciation and amortization expense	11,061	28,467	31,872

Income from operations	27,872	85,480	119,243
Interest income from restricted assets	162	1,124	1,714
Interest expense	(17,950)	(7,886)	(13,326)
Realized gain (loss) on investments	7	(9)	149
Interest and other (expense) income	(140)	(28,873)	471
Loss on early debt extinguishment	—	(10,069)	(19,091)

Income before income taxes and equity in earnings of unconsolidated subsidiary	9,951	39,767	89,160
Income tax expense	(4,158)	(19,242)	(34,365)

Income before equity in earnings of unconsolidated subsidiary	5,793	20,525	54,795
Equity in earnings of unconsolidated subsidiary	33	143	199

Net income	5,826	20,668	54,994
Other comprehensive (loss) income, net of tax:
Unrealized holding (losses) gains during the period	(140)	1,501	1,543
Unrealized losses on derivative financial instruments	(253)	25	(85)

Comprehensive income	$5,433	$22,194	$56,452

The accompanying notes are an integral part of these financial statements.

EMERGENCY MEDICAL SERVICES CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	Successor	Predecessor
	June 30, 2011	December 31, 2010
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$186,811	$287,361
Insurance collateral	36,649	33,476
Trade and other accounts receivable, net	510,279	489,658
Parts and supplies inventory	23,349	23,031
Prepaids and other current assets	26,305	18,617

Total current assets	783,393	852,143

Non-current assets:
Property, plant and equipment, net	135,479	133,731
Intangible assets, net	758,031	180,374
Insurance collateral	116,952	136,063
Goodwill	2,163,961	427,405
Other long-term assets	114,980	18,836

Total assets	$4,072,796	$1,748,552

Liabilities and Equity
Current liabilities:
Accounts payable	$39,767	$39,581
Accrued liabilities	336,028	259,638
Current deferred tax liabilities	7,345	5,114
Current portion of long-term debt	15,065	16,333

Total current liabilities	398,205	320,666
Long-term debt	2,364,270	404,943
Long-term deferred tax liabilities	238,286	5,971
Insurance reserves and other long-term liabilities	180,734	169,767

Total liabilities	3,181,495	901,347

Equity:
Preferred stock ($0.01 par value; 20,000,000 shares authorized in 2010, 0 issued and outstanding)	—	—
Common stock ($0.01 par value; 1,000 shares authorized, issued and outstanding in 2011)	—	—
Class A common stock ($0.01 par value; 100,000,000 shares authorized and 30,404,572 issued and outstanding in 2010)	—	304
Class B common stock ($0.01 par value; 40,000,000 shares authorized in 2010, 65,052 issued and outstanding in 2010)	—	1
Class B special voting stock ($0.01 par value; 1 share authorized, issued and outstanding in 2010)	—	—
LP exchangeable units (13,724,676 shares issued and outstanding in 2010)	—	90,776
Treasury stock at cost (30,778 shares in 2010)	—	(1,684)
Additional paid-in capital	885,868	305,258
Retained earnings	5,826	450,766
Accumulated other comprehensive (loss) income	(393)	1,784

Total equity	891,301	847,205

Total liabilities and equity	$4,072,796	$1,748,552

The accompanying notes are an integral part of these financial statements.

EMERGENCY MEDICAL SERVICES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited; in thousands)

	Successor	Predecessor
	Period from May 25 through June 30, 2011	Period from April 1 through May 24, 2011	Quarter ended June 30, 2010
Cash Flows from Operating Activities
Net income (loss)	$5,826	$(15,496)	$23,964
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	12,962	11,485	16,321
Loss on disposal of property, plant and equipment	12	—	45
Equity-based compensation expense	430	13,150	1,441
Excess tax benefits from stock-based compensation	—	(11,258)	(2,917)
Loss on early debt extinguishment	—	10,069	19,091
Equity in earnings of unconsolidated subsidiary	(33)	(52)	(105)
Deferred income taxes	48	—	973
Changes in operating assets/liabilities, net of acquisitions:
Trade and other accounts receivable	7,102	613	(21,750)
Parts and supplies inventory	18	(35)	75
Prepaids and other current assets	2,511	(3,828)	(8,828)
Accounts payable and accrued liabilities	1,708	(3,750)	7,093
Insurance accruals	7,137	(4,922)	4,754

Net cash provided by (used in) operating activities	37,721	(4,024)	40,157

Cash Flows from Investing Activities
Merger, net of cash received	(2,844,221)	—	—
Purchases of property, plant and equipment	(2,892)	(3,190)	(8,652)
Proceeds from sale of property, plant and equipment	55	45	66
Acquisition of businesses, net of cash received	(4,668)	(62,150)	(47,675)
Net change in insurance collateral	4,542	10,630	(7,627)
Other investing activities	(262)	342	10,648

Net cash used in investing activities	(2,847,446)	(54,323)	(53,240)

Cash Flows from Financing Activities
EMSC issuance of class A common stock	—	8	1,791
Borrowings under senior secured credit facility	1,440,000	—	425,000
Proceeds from issuance of senior subordinated notes	950,000	—	—
Proceeds from CD&R equity investment	887,051	—	—
Repayments of capital lease obligations and other debt	(418,875)	(2,150)	(451,443)
Equity issuance costs	(26,196)	—	—
Debt issue costs	(114,021)	—	(11,749)
Payment for debt extinguishment premiums	—	—	(14,513)
Excess tax benefits from stock-based compensation	—	11,258	2,917
Class A common stock repurchased as treasury stock	—	(1,137)	—
Net change in bank overdrafts	(7,971)	2,144	(6,942)

Net cash provided by (used in) financing activities	2,709,988	10,123	(54,939)

Change in cash and cash equivalents	(99,737)	(48,224)	(68,022)
Cash and cash equivalents, beginning of period	286,548	334,772	381,055

Cash and cash equivalents, end of period	$186,811	$286,548	$313,033

The accompanying notes are an integral part of these financial statements.

EMERGENCY MEDICAL SERVICES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(unaudited; in thousands)

	Successor	Predecessor
	Period from May 25 through June 30, 2011	Period from January 1 through May 24, 2011	Six months ended June 30, 2010
Cash Flows from Operating Activities
Net income	$5,826	$20,668	$54,994
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,962	29,800	33,008
Loss on disposal of property, plant and equipment	12	39	89
Equity-based compensation expense	430	15,112	2,545
Excess tax benefits from stock-based compensation	—	(12,427)	(13,498)
Loss on early debt extinguishment	—	10,069	19,091
Equity in earnings of unconsolidated subsidiary	(33)	(143)	(199)
Dividends received	—	427	403
Deferred income taxes	48	345	840
Changes in operating assets/liabilities, net of acquisitions:
Trade and other accounts receivable	7,102	(10,149)	(19,559)
Parts and supplies inventory	18	(116)	(87)
Prepaids and other current assets	2,511	(8,569)	(12,216)
Accounts payable and accrued liabilities	1,708	25,337	13,099
Insurance accruals	7,137	(2,418)	6,232

Net cash provided by operating activities	37,721	67,975	84,742

Cash Flows from Investing Activities
Merger, net of cash received	(2,844,221)	—	—
Purchases of property, plant and equipment	(2,892)	(18,496)	(15,168)
Proceeds from sale of property, plant and equipment	55	55	108
Acquisition of businesses, net of cash received	(4,668)	(94,870)	(50,975)
Net change in insurance collateral	4,542	23,036	(5,261)
Other investing activities	(262)	816	10,938

Net cash used in investing activities	(2,847,446)	(89,459)	(60,358)

Cash Flows from Financing Activities
EMSC issuance of class A common stock	—	559	6,193
Borrowings under senior secured credit facility	1,440,000	—	425,000
Proceeds from issuance of senior subordinated notes	950,000	—	—
Proceeds from CD&R equity investment	887,051	—	—
Repayments of capital lease obligations and other debt	(418,875)	(4,116)	(452,627)
Equity issuance costs	(26,196)	—	—
Debt issue costs	(114,021)	—	(11,749)
Payment for debt extinguishment premiums	—	—	(14,513)
Excess tax benefits from stock-based compensation	—	12,427	13,498
Class A common stock repurchased as treasury stock	—	(2,440)	—
Net change in bank overdrafts	(7,971)	14,241	(10,041)

Net cash provided by (used in) financing activities	2,709,988	20,671	(44,239)

Change in cash and cash equivalents	(99,737)	(813)	(19,855)
Cash and cash equivalents, beginning of period	286,548	287,361	332,888

Cash and cash equivalents, end of period	$186,811	$286,548	$313,033

The accompanying notes are an integral part of these financial statements.

EMERGENCY MEDICAL SERVICES CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(unaudited; in thousands, except share data)

	Shares/Units
	Common Stock	Class A Common Stock	Class B Common Stock	Class B Special Voting Stock	LP Exchangeable Units	Treasury Stock
Predecessor
Balances December 31, 2010	—	30,404,572	65,052	1	13,724,676	30,778
Exercise of options	—	24,879	—	—	—	—
Restricted stock awarded	—	118,453	—	—	—	—
Shares repurchased	—	(38,263)	—	—	—	38,263
Exchange of Class B common	—	65,007	(65,007)	—	—	—

Balances May 24, 2011	—	30,574,648	45	1	13,724,676	69,041

Successor
Investment by Parent	1,000	—	—	—	—	—

Balances June 30, 2011	1,000	—	—	—	—	—

	Common Stock	Class A Common Stock	Class B Common Stock	LP Exchangeable Units	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
Predecessor
Balances December 31, 2010	$—	$304	$1	$90,776	$(1,684)	$305,258	$450,766	$1,784	$847,205
Exercise of options	—	—	—	—	—	559	—	—	559
Restricted stock awarded	—	1	—	—	—	—	—	—	1
Shares repurchased	—	—	—	—	(2,440)	—	—	—	(2,440)
Equity-based compensation	—	—	—	—	—	27,539	—	—	27,539
Exchange of Class B common stock	—	1	(1)	—	—	—	—	—	—
Net income	—	—	—	—	—	—	20,668	—	20,668
Unrealized holding gains	—	—	—	—	—	—	—	1,501	1,501
Fair value of fuel hedge	—	—	—	—	—	—	—	25	25

Balances May 24, 2011	$—	$306	$—	$90,776	$(4,124)	$333,356	$471,434	$3,310	$895,058

Successor
Investment by Parent, net of issuance costs of $29,878	$—	$—	$—	$—	$—	$857,173	$—	$—	$857,173
Investment by management	—	—	—	—	—	28,265	—	—	28,265
Equity-based compensation	—	—	—	—	—	430	—	—	430
Net income	—	—	—	—	—	—	5,826	—	5,826
Unrealized holding losses	—	—	—	—	—	—	—	(140)	(140)
Fair value of fuel hedge	—	—	—	—	—	—	—	(253)	(253)

Balances June 30, 2011	$—	$—	$—	$—	$—	$885,868	$5,826	$(393)	$891,301

The accompanying notes are an integral part of these financial statements.

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

1. General

  Basis of Presentation of Financial Statements

        The accompanying interim consolidated financial statements for Emergency Medical Services Corporation ("EMSC" or the "Company") have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for interim reporting, and accordingly, do not include all of the disclosures required for annual financial statements. For further information, see the Company's consolidated financial statements, including the accounting policies and notes thereto, included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010.

        On May 25, 2011, EMSC was acquired through a merger transaction ("Merger") by investment funds (the "CD&R Affiliates") sponsored by, or affiliated with, Clayton, Dubilier & Rice LLC ("CD&R"). As a result of the Merger, EMSC became a wholly-owned subsidiary of CDRT Acquisition Corporation and the Company's stock ceased to be traded on the New York Stock Exchange. In addition, Emergency Medical Services LP, a wholly-owned subsidiary of the Company, ceased to be a reporting entity with the Securities and Exchange Commission. Details of the Merger are more fully discussed in Note 2. The transaction was accounted for as a reverse acquisition with CDRT Acquisition Corporation. Although EMSC continued as the surviving corporation and same legal entity after the Merger, the accompanying consolidated results of operations and cash flows are presented for two periods: the period prior to the merger ("Predecessor") and succeeding the Merger ("Successor"). The Company applied purchase accounting to the opening balance sheet and results of operations on May 25, 2011. The Merger resulted in a new basis of accounting beginning on May 25, 2011 and the financial reporting periods are presented as follows:

  •
  The three month period ended June 30, 2011 includes the Predecessor period of the Company from April 1, 2011 through May 24, 2011 and the Successor period, reflecting the Merger of the Company and the affiliate of CD&R, from May 25, 2011 through June 30, 2011.

  •
  The six month period ended June 30, 2011 includes the Predecessor period of the Company from January 1, 2011 through May 24, 2011 and the Successor period, reflecting the Merger of the Company and the affiliate of CD&R, from May 25, 2011 through June 30, 2011.

  •
  The 2010 periods presented are on a Predecessor basis. The consolidated financial statements for all Predecessor periods have been prepared using the historical basis of accounting for the Company. As a result of the Merger and the associated purchase accounting, the consolidated financial statements of the Successor are not comparable to periods preceding the Merger.

        In the opinion of management, the consolidated financial statements include all normal recurring adjustments necessary for a fair presentation of the periods presented. Operating results for interim periods are not necessarily indicative of the results that may be expected for the full year ended December 31, 2011.

        The Company's business is conducted primarily through two operating subsidiaries, EmCare Holdings Inc. ("EmCare"), its facility-based physician services segment, and American Medical Response, Inc. ("AMR"), its medical transportation services segment.

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

2. Summary of Significant Accounting Policies

  Consolidation

        The consolidated financial statements include all wholly-owned subsidiaries of EMSC, including AMR and EmCare and their respective subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

  Use of Estimates

        The preparation of financial statements requires management to make estimates and assumptions relating to the reporting of results of operations, financial condition and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates under different assumptions or conditions.

  Insurance

        Insurance collateral is comprised principally of government and investment grade securities and cash deposits with third parties and supports the Company's insurance program and reserves. Certain of these investments, if sold or otherwise liquidated, would have to be replaced by other suitable financial assurances and are, therefore, considered restricted. Insurance collateral also includes a receivable from insurers of $10.8 million for liabilities in excess of our self-insured retention.

        Insurance reserves are established for automobile, workers compensation, general liability and professional liability claims utilizing policies with both fully-insured and self-insured components. This includes the use of an off-shore captive insurance program through a wholly-owned subsidiary for certain liability programs for both EmCare and AMR. In those instances where the Company has obtained third-party insurance coverage, the Company normally retains liability for the first $1 to $2 million of the loss. Insurance reserves cover known claims and incidents within the level of Company retention that may result in the assertion of additional claims, as well as claims from unknown incidents that may be asserted arising from activities through the balance sheet date.

        The Company establishes reserves for claims based upon an assessment of actual claims and claims incurred but not reported. The reserves are established based on quarterly consultation with third-party independent actuaries using actuarial principles and assumptions that consider a number of factors, including historical claim payment patterns (including legal costs) and changes in case reserves and the assumed rate of inflation in healthcare costs and property damage repairs.

        The Company's most recent actuarial valuation was completed in June 2011. As a result of this and previous actuarial valuations, the Company recorded increases in its provisions for insurance liabilities for prior year losses of $5.7 million and $8.2 million during the Predecessor periods from April 1, 2011 through May 24, 2011 and January 1, 2011 through May 24, 2011, respectively. During the Predecessor three months ended June 30, 2010, the Company recorded an increase of $2.9 million in its provision for insurance liabilities for prior year losses and a total increase of $0.1 million during the Predecessor six months ended June 30, 2010.

        The long-term portion of insurance reserves was $165.8 million and $158.3 million as of June 30, 2011 and December 31, 2010, respectively.

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

  Trade and Other Accounts Receivable, net

        The Company estimates its allowances based on payor reimbursement schedules, historical collections and write-off experience and other economic data. The allowances for contractual discounts and uncompensated care are reviewed monthly. Account balances are charged off against the uncompensated care allowance, which relates principally to receivables recorded for self-pay patients, when it is probable the receivable will not be recovered. Write-offs to the contractual allowance occur when payment is received. The Company's accounts receivable and allowances are as follows:

	Successor June 30, 2011	Predecessor December 31, 2010
Gross trade accounts receivable	$2,318,154	$2,119,854
Allowance for contractual discounts	1,195,537	1,092,188
Allowance for uncompensated care	710,001	629,419

Net trade accounts receivable	412,616	398,247
Other receivables, net	97,663	91,411

Net accounts receivable	$510,279	$489,658

        Other receivables primarily represent EmCare hospital subsidies and fees and AMR fees for stand-by and special events and subsidies from community organizations.

        AMR contractual allowances are determined primarily on payor reimbursement schedules that are included and regularly updated in the billing systems, and by historical collection experience. The billing systems calculate the difference betweenpayor specific gross billings and contractually agreed to, or governmentally driven, reimbursement rates. The allowance for uncompensated care at AMR is related principally to receivables recorded for self-pay patients. AMR's allowances on self-pay accounts receivable are estimated on claim level, historical write-off experience.

        Accounts receivable allowances at EmCare are estimated based on cash collection and write-off experience at a facility level contract and facility specific payor mix. These allowances are reviewed and adjusted monthly through revenue provisions. In addition, a look-back analysis is done, typically after 15 months, to compare actual cash collected on a date of service basis to the revenue recorded for that period. Any adjustment necessary for an overage or deficit in these allowances based on actual collections is recorded through a revenue adjustment in the current period.

  Business Combinations

        Effective January 1, 2009, the Company adopted ASC 805, Business Combinations, which revised the accounting guidance required to be applied to acquisitions in comparison to prior fiscal years . In accordance with this guidance, the assets and liabilities of an acquired business are recorded at their fair values at the date of acquisition. The excess of the purchase price over the estimated fair values is recorded as goodwill. All acquisition costs are expensed as incurred. While the Company uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, the estimates are inherently uncertain and subject to refinement. As a result, during the measurement period the Company may record

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period any subsequent adjustments are recorded as expense.

  Revenue Recognition

        Revenue is recognized at the time of service and is recorded net of provisions for contractual discounts and estimated uncompensated care. Provisions for contractual discounts are related principally to differences between gross charges and specific payor, including governmental, reimbursement schedules. Provisions for estimated uncompensated care are related principally to the number of self-pay patients treated in the period. Provisions for contractual discounts and estimated uncompensated care as a percentage of gross revenue and as a percentage of gross revenue less provision for contractual discounts are as follows. Predecessor and Successor periods are not disclosed because they are not materially different than the three and six month periods presented.

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Gross revenue	100.0%	100.0%	100.0%	100.0%
Provision for contractual discounts	53.7%	53.1%	53.6%	52.6%

Revenue net of contractual discounts	46.3%	46.9%	46.4%	47.4%
Provision for uncompensated care as a percentage of gross revenue	18.8%	18.3%	18.8%	18.5%
Provision for uncompensated care as a percentage of gross revenue less contractual discounts	40.6%	39.0%	40.6%	39.1%

        Healthcare reimbursement is complex and may involve lengthy delays. Third-party payors are continuing their efforts to control expenditures for healthcare, including proposals to revise reimbursement policies. The Company has from time to time experienced delays in reimbursement from third-party payors. In addition, third-party payors may disallow, in whole or in part, claims for payment based on determinations that certain amounts are not reimbursable under plan coverage, determinations of medical necessity, or the need for additional information. Laws and regulations governing the Medicare and Medicaid programs are very complex and subject to interpretation. Revenue is recognized on an estimated basis in the period in which related services are rendered. As a result, there is a reasonable possibility that recorded estimates will change materially in the short-term. Such amounts, including adjustments between provisions for contractual discounts and uncompensated care, are adjusted in future periods, as adjustments become known. These adjustments were less than 1% of net revenue for the Successor and Predecessor periods.

        The Company also provides services to patients who have no insurance or other third-party payor coverage. In certain circumstances, federal law requires providers to render services to any patient who requires care regardless of their ability to pay. Services to these patients are not considered to be charity care.

  Merger

        On February 13, 2011, the Company entered into an Agreement and Plan of Merger ("Merger Agreement") with CDRT Acquisition Corporation, a Delaware corporation ("Parent"), and CDRT

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Sub"). On May 25, 2011, pursuant to the Merger Agreement, Sub merged with and into the Company, with the Company as the surviving entity and a wholly-owned subsidiary of Parent (the "Merger").

        At the time the Merger was effective, each issued and outstanding share of class A common stock and class B common stock (including shares of Class B common stock issued immediately prior to the effective time of the Merger in exchange for the LP exchangeable units of EMS LP, but excluding treasury shares, shares held by Parent or Sub and shares held by stockholders who perfected their appraisal rights), were converted into the right to receive $64.00 per share in cash, without interest and subject to any applicable withholding taxes. In addition, vesting of stock options, restricted stock, and restricted share units was accelerated upon closing of the Merger. As a result, holders of stock options received cash equal to the intrinsic value of the awards based on a market price of $64.00 per share while holders of restricted stock and restricted share units received $64.00 per share in cash, without interest.

        The Merger was financed by a combination of borrowings under the Company's new senior secured term loan facility, the issuance of new senior unsecured notes, and the equity investment by the CD&R Affiliates and members of EMSC management. The purchase price was approximately $3.2 billion including approximately $150 million in capitalized issuance costs, of which $110 million are debt issuance costs. The Merger was funded primarily through a $915 million equity contributions from the CD&R Affiliates and members of EMSC management and $2.4 billion in debt financing discussed more fully in Note 5.

Preliminary Purchase Price Allocation

        The total purchase price was allocated to the Company's net tangible and identifiable intangible assets, including customer relationships, software and trade names, based on their estimated fair values as set forth below. Property and equipment were carried forward at historical net balances as a current best estimate of fair value and will be adjusted in a subsequent period upon completion of a full valuation. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The preliminary allocation of the purchase price to identifiable intangible assets was based upon preliminary valuation data from a third party valuation firm and the estimates and assumptions are subject to change.

Property, plant and equipment	$136,400
Identifiable intangible assets	764,400
Goodwill	2,164,000
Deferred taxes	(245,600)
Other net assets acquired	352,500

Total purchase price	$3,171,700

        The preliminary estimated useful life associated with identifiable intangible assets is a weighted average of approximately 9.5 years and the amortization methodology will be determined upon finalization of the valuation. Deferred tax liabilities of $232.5 million were recorded related to the allocation of purchase price to increase the existing value of intangible assets. Goodwill of

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

$2,164.0 million resulted from the Merger, the majority of which is not deductible for tax purposes. The preliminary allocation of goodwill by segment is as follows (in millions):

AMR	$650
EmCare	1,514

$2,164

        Goodwill will be reviewed at least annually for impairment.

Merger and Other Related Costs

        During the period from January 1, 2011 through May 24, 2011, the Company recorded $29.8 million of pretax Merger related costs consisting primarily of investment banking, accounting and legal fees. The Company also recognized a pretax charge of $12.4 million related to accelerated vesting of all outstanding unvested stock options, restricted stock awards and restricted stock units including associated payroll taxes and $10.1 million related to loss on early debt extinguishment.

Unaudited Pro Forma Combined Consolidated Statements of Operations

        The following Unaudited Pro Forma Combined Consolidated Statements of Operation reflect the consolidated results of operations of the Company as if the Merger had occurred on January 1, 2011 and 2010. The historical financial information has been adjusted to give effect to events that are (1) directly attributed to the Merger, (2) factually supportable, and (3) with respect to the income statement, expected to have a continuing impact on the combined results. Such items include interest expense related to debt issued in conjunction with the Merger as well as additional amortization expense associated with the preliminary valuation of intangible assets. This unaudited pro forma information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the Merger had actually occurred on that date, nor of the results that may be obtained in the future.

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Unaudited Pro Forma Combined Consolidated Statements of Operation

	Quarter ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Net revenue	$780,498	$708,804	$1,541,333	$1,388,158

Compensation and benefits	546,929	496,443	1,084,006	976,760
Operating expenses	101,633	90,586	198,596	177,115
Insurance expense	30,779	25,942	57,318	48,012
Selling, general and administrative expenses	19,267	19,298	38,102	37,156
Depreciation and amortization expense	29,635	30,066	59,770	60,368

Income from operations	52,255	46,469	103,541	88,747
Interest income from restricted assets	890	859	1,286	1,714
Interest expense	(43,294)	(43,230)	(86,509)	(86,431)
Realized gains (losses) on investments	2	57	(2)	149
Interest and other income	610	206	819	471

Income before income taxes and equity in earnings of unconsolidated subsidiary	10,463	4,361	19,135	4,650
Income tax expense	(4,133)	(1,679)	(7,558)	(1,837)

Income before equity in earnings of unconsolidated subsidiary	6,330	2,682	11,577	2,813
Equity in earnings of unconsolidated subsidiary	85	105	176	199

Net income	$6,415	$2,787	$11,753	$3,012

  Fair Value Measurement

        The Company classifies its financial instruments that are reported at fair value based on a hierarchal framework which ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is impacted by a number of factors, including the type of instrument and the characteristics specific to the instrument. Instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

        Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories:

          Level 1—Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. The Company does not adjust the quoted price for these assets or liabilities.

          Level 2—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Balances in this category include mortgage backed securities, corporate bonds, and derivatives.

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

          Level 3—Pricing inputs are unobservable as of the reporting date and reflect the Company's own assumptions about the fair value of the asset or liability.

        The following table summarizes the valuation of EMSC's financial instruments by the above fair value hierarchy levels as of June 30, 2011:

Description	Total	Level 1	Level 2	Level 3
Assets:
Securities	$116,599	$103,620	$12,979	$—
Derivatives	$1,962	$—	$1,962	$—
Liabilities:
Contingent consideration	$9,522	$—	$—	$9,522

        The contingent consideration balance classified as a level 3 liability decreased by $10.8 million since December 31, 2010 due to payments made by the Company during the six months ended June 30, 2011.

  Recent Accounting Pronouncements

        In July 2011, the Financial Accounting Standards Board ("FASB") provided guidance to give further transparency about a health care entity's net patient service revenue and the related allowance for doubtful accounts. This update will be effective for the Company for the year ended December 31, 2013 and interim periods thereafter. Adoption of this guidance will not have a material effect on the Company's consolidated financial statements and related disclosures.

3. Acquisitions

        On April 1, 2011, the Company acquired all the capital stock of BestPractices, Inc., an emergency department staffing and management company based in Virginia.

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

4. Accrued Liabilities

        Accrued liabilities were as follows at June 30, 2011 and December 31, 2010:

	Successor June 30, 2011	Predecessor December 31, 2010
Accrued wages and benefits	$124,061	$103,238
Accrued paid time-off	28,050	24,420
Current portion of self-insurance reserves	58,096	50,064
Accrued restructuring	149	160
Current portion of compliance and legal	2,614	5,929
Accrued billing and collection fees	4,884	3,500
Accrued incentive compensation	17,080	21,446
Accrued interest	8,758	979
Transaction related liabilities	50,278	—
Other	42,058	49,902

Total accrued liabilities	$336,028	$259,638

5. Long-Term Debt

        On May 25, 2011, the Company issued $950 million of senior unsecured notes and entered into $1.8 billion of senior secured credit facilities (the "Credit Facilities").

        The senior unsecured notes have a fixed interest rate of 8.125%, payable semi-annually with the principle due at maturity in 2019. The senior unsecured notes are general unsecured obligations of EMSC and are guaranteed by each of EMSC's domestic subsidiaries, except for any of EMSC's subsidiaries subject to regulation as an insurance company, including EMSC's captive insurance subsidiary.

        EMSC may redeem the senior unsecured notes, in whole or in part, at any time prior to June 1, 2014, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, plus the applicable make-whole premium. EMSC may redeem the senior unsecured notes, in whole or in part, at any time (i) on and after June 1, 2014 and prior to June 1, 2015, at a price equal to 106.094% of the principal amount of the senior unsecured notes, (ii) on or after June 1, 2015 and prior to June 1, 2016, at a price equal to 104.063% of the principal amount of the senior unsecured notes, (iii) on or after June 1, 2016 and prior to June 1, 2017, at a price equal to 102.031% of the principal amount of the senior unsecured notes, and (iv) on or after June 1, 2017, at a price equal to 100.000% of the principal amount of the senior unsecured notes, in each case, plus accrued and unpaid interest, if any, to the redemption date. In addition, at any time prior to June 1, 2014, EMSC may redeem up to 35% of the aggregate principal amount of the senior unsecured notes with the proceeds of certain equity offerings at a redemption price of 108.125%, plus accrued and unpaid interest, if any, to the applicable redemption date.

        The indenture governing the senior unsecured notes contains covenants that, among other things, limit EMSC's ability and the ability of its restricted subsidiaries to: incur more indebtedness or issue certain preferred shares; pay dividends, redeem stock or make other distributions; make investments;

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

5. Long-Term Debt (Continued)

create restrictions on the ability of EMSC's restricted subsidiaries to pay dividends to EMSC or make other intercompany transfers; create liens; transfer or sell assets; merge or consolidate; enter into certain transactions with affiliates; and designate subsidiaries as unrestricted subsidiaries. Upon the occurrence of certain events constituting a change of control, EMSC is required to make an offer to repurchase all of the senior unsecured notes (unless otherwise redeemed) at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any to the repurchase date. If EMSC sells assets under certain circumstances, it must use the proceeds to make an offer to purchase the senior unsecured notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

        The Credit Facilities consist of a $1.44 billion senior secured term loan facility (the "Term Loan Facility") and a $350 million asset-based revolving credit facility (the "ABL Facility"). Loans under the Term Loan Facility bear interest at EMSC's election at a rate equal to (i) the highest of (x) the rate for deposits in U.S. dollars in the London interbank market (adjusted for maximum reserves) for the applicable interest period ("Term Loan LIBOR rate") and (y) 1.50%, plus, in each case, 3.75%, or (ii) the base rate, which will be the highest of (w) the corporate base rate established by the administrative agent from time to time, (x) 0.50% in excess of the overnight federal funds rate, (y) the one-month Term Loan LIBOR rate (adjusted for maximum reserves) plus 1.00% per annum and (x) 2.50%, plus, in each case, 2.75%.

        Loans under the ABL Facility bear interest at EMSC's election at a rate equal to (i) the rate for deposits in U.S. dollars in the London interbank market (adjusted for maximum reserves) for the applicable interest period ("ABL LIBOR rate"), plus an applicable margin that ranges from 2.25% to 2.75% based on the average available loan commitments, or (ii) the base rate, which is the highest of (x) the corporate base rate established by the administrative agent from time to time, (y) the overnight federal funds rate plus 0.5% and (z) the one-month ABL LIBOR rate plus 1.0% per annum, plus, in each case, an applicable margin that ranges from 1.25% to 1.75% based on the average available loan commitments. The ABL Facility bears a commitment fee that ranges from 0.500% to 0.375%, payable quarterly in arrears, based on the utilization of the ABL Facility. The ABL Facility also bears customary letter of credit fees.

        As of June 30, 2011, letters of credit outstanding which impact the available credit under the ABL Facility were $47.4 million and the maximum available under the ABL Facility was $302.6 million. There were no borrowings under the ABL Facility as of June 30, 2011.

        The Term Loan Facility contains customary representations and warranties and customary affirmative and negative covenants. The negative covenants are limited to the following: limitations on the incurrence of debt, liens, fundamental changes, restrictions on subsidiary distributions, transactions with affiliates, further negative pledge, asset sales, restricted payments, investments and acquisitions, repayment of certain junior debt (including the senior notes) or amendments of junior debt documents related thereto and line of business. The negative covenants are subject to the customary exceptions.

        The ABL Facility contains customary representations and warranties and customary affirmative and negative covenants. The negative covenants are limited to the following: limitations on indebtedness, dividends and distributions, investments, acquisitions, prepayments or redemptions of junior indebtedness, amendments of junior indebtedness, transactions with affiliates, asset sales, mergers,

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

5. Long-Term Debt (Continued)

consolidations and sales of all or substantially all assets, liens, negative pledge clauses, changes in fiscal periods, changes in line of business and hedging transactions. The negative covenants are subject to the customary exceptions and also permit the payment of dividends and distributions, investments, permitted acquisitions and payments or redemptions of junior indebtedness upon satisfaction of a "payment condition." The payment condition is deemed satisfied upon 30-day average excess availability exceeding agreed upon thresholds and, in certain cases, the absence of specified events of default and pro forma compliance with a fixed charge coverage ratio of 1.0 to 1.0.

        In conjunction with completing the financing under the new credit facilities, the Company repaid the balance outstanding on the previous senior secured term loan. During the Predecessor period ended May 24, 2011, the Company recorded a loss on early debt extinguishment of $10.1 million related to unamortized debt issuance costs.

        Long-term debt and capital leases consisted of the following at June 30, 2011 and December 31, 2010:

	Successor June 30, 2011	Predecessor December 31, 2010
Senior subordinated unsecured notes due 2019	$950,000	$—
Senior secured term loan due 2018 (5.25% at June 30, 2011)	1,427,568	—
Senior secured term loan due 2015	—	419,688
Notes due at various dates from 2011 to 2022 with interest rates from 6% to 10%	1,097	832
Capital lease obligations due at various dates from 2011 to 2018	670	756

	2,379,335	421,276
Less current portion	(15,065)	(16,333)

Total long-term debt	$2,364,270	$404,943

6. Derivative Instruments and Hedging Activities

        The Company manages its exposure to changes in fuel prices and, from time to time, uses highly effective derivative instruments to manage well-defined risk exposures. The Company monitors its positions and the credit ratings of its counterparties and does not anticipate non-performance by the counterparties. The Company does not use derivative instruments for speculative purposes.

        At June 30, 2011, the Company was party to a series of fuel hedge transactions with a major financial institution under one master agreement. Each of the transactions effectively fixes the cost of diesel fuel at prices ranging from $3.12 to $3.29 per gallon. The Company purchases the diesel fuel at the market rate and periodically settles with its counterparty for the difference between the national average price for the period published by the Department of Energy and the agreed upon fixed price. The transactions fix the price for a total of 3.0 million gallons, which represents approximately 28% of the Company's total estimated annual usage, and are spread over periods from July 2011 through

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

6. Derivative Instruments and Hedging Activities (Continued)

June 2012. As of June 30, 2011, the Company recorded, as a component of other comprehensive income before applicable tax impacts, an asset associated with the fair value of the fuel hedge in the amount of $2.0 million, compared to $1.7 million as of December 31, 2010. Settlement of hedge agreements totaled $0.3 million for the Successor period from May 25, 2011 through June 30, 2011, $0.5 million for the Predecessor period from April 1, 2011 through May 24, 2011, $1.0 million for the Predecessor period from January 1, 2011 through May 24, 2011 and less than $0.1 million during each of the three and six months ended June 30, 2010.

7. Commitments and Contingencies

  Lease Commitments

        The Company leases various facilities and equipment under operating lease agreements.

        The Company also leases certain leasehold improvements under capital leases. Assets under capital leases are capitalized using inherent interest rates at the inception of each lease. Capital leases are collateralized by the underlying assets.

  Services

        The Company is subject to the Medicare and Medicaid fraud and abuse laws which prohibit, among other things, any false claims, or any bribe, kickback or rebate in return for the referral of Medicare and Medicaid patients. Violation of these prohibitions may result in civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs. Management has implemented policies and procedures that management believes will assure that the Company is in substantial compliance with these laws and regulations but there can be no assurance the Company will not be found to have violated certain of these laws and regulations. From time to time, the Company receives requests for information from government agencies pursuant to their regulatory or investigational authority. Such requests can include subpoenas or demand letters for documents to assist the government agencies in audits or investigations. The Company is cooperating with the government agencies conducting these investigations and is providing requested information to the government agencies. Other than the proceedings described below, management believes that the outcome of any of these investigations would not have a material adverse effect on the Company.

  Other Legal Matters

        In December 2006, AMR received a subpoena from the Department of Justice ("DOJ"). The subpoena requested copies of documents for the period from January 2000 through the present. The subpoena required AMR to produce a broad range of documents relating to the operations of certain AMR affiliates in New York. The Company produced documents responsive to the subpoena. The government identified claims for reimbursement that the government believes lack support for the level billed, and invited the Company to respond to the identified areas of concern. The Company reviewed the information provided by the government, provided its response, and is currently in discussions with the DOJ and the Office of the Inspector General of Health and Human Services regarding resolution of this matter. During the second quarter of 2010, the Company recorded a $3.1 million reserve for its

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

7. Commitments and Contingencies (Continued)

estimate of likely exposure in this matter. During the second quarter of 2011, the Company entered into a Corporate Integrity Agreement and settlement agreement and paid approximately $3.0 million.

        Four different lawsuits purporting to be class actions have been filed against AMR and certain subsidiaries in California alleging violations of California wage and hour laws. On April 16, 2008, Lori Bartoni commenced a suit in the Superior Court for the State of California, County of Alameda; on July 8, 2008, Vaughn Banta filed suit in the Superior Court of the State of California, County of Los Angeles; on January 22, 2009, Laura Karapetian filed suit in the Superior Court of the State of California, County of Los Angeles, and on March 11, 2010, Melanie Aguilar filed suit in Superior Court of the State of California, County of Los Angeles. The Banta and Karapetian cases have been coordinated with the Bartoni case in the Superior Court for the State of California, County of Alameda. At the present time, courts have not certified classes in any of these cases. Plaintiffs allege principally that the AMR entities failed to pay overtime charges pursuant to California law, and failed to provide required meal breaks or pay premium compensation for missed meal breaks. Plaintiffs are seeking to certify the classes and are seeking lost wages, punitive damages, attorneys' fees and other sanctions permitted under California law for violations of wage hour laws. The Company is unable at this time to estimate the amount of potential damages, if any.

        Eleven purported shareholder class actions relating to the transactions contemplated by the Merger Agreement described in Note 2 herein have been filed in state court in Delaware and federal and state courts in Colorado against various combinations of the Company, the members of the Company's board of directors, and other parties. Seven actions were filed in the Delaware Court of Chancery beginning on February 22, 2011, which were consolidated into one action entitled In re Emergency Medical Services Corporation Shareholder Litigation, Consolidated C.A. No. 6248-VCS. On April 4, 2011, the Delaware plaintiffs filed their consolidated class action complaint. Two actions, entitled Scott A. Halliday v. Emergency Medical Services Corporation, et al., Case No. 2011CV316 (filed on February 15, 2011), and Alma C. Howell v. William Sanger, et. al., Case No. 2011CV488 (filed on March 1, 2011), were filed in the District Court, Arapahoe County, Colorado. Two other actions, entitled Michael Wooten v. Emergency Medical Services Corporation, et al., Case No. 11-CV-00412 (filed on February 17, 2011), and Neal Greenberg v. Emergency Medical Services Corporation, et. al., Case No. 11-CV-00496 (filed on February 28, 2011), were filed in the U.S. District Court for the District of Colorado and have been consolidated. These actions generally allege that the directors of the Company, Onex Corporation and/or Onex Corporation's subsidiaries breached their fiduciary duties by, among other things: approving the transactions contemplated by the Merger Agreement, which allegedly were financially unfair to the Company and its public stockholders; agreeing to provisions in the Merger Agreement that would allegedly prevent the board from considering other offers; permitting the unitholders agreement (which secured the majority votes in favor of the Merger) and failing to require a provision in the Merger Agreement requiring that a majority of the public stockholders approve the transactions contemplated by the Merger Agreement; and/or making allegedly materially inadequate disclosures. These actions further allege that certain other defendants aided and abetted these breaches. In addition, the two actions filed in the U.S. District Court for the District of Colorado contain individual claims brought under Section 14(a) and Section 20(a) of the Securities Exchange Act of 1934, as amended, pertaining to the purported dissemination of allegedly misleading proxy materials. These actions seek unspecified damages and equitable relief. The Company believes

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

7. Commitments and Contingencies (Continued)

that all of the allegations in these actions are without merit and intends to vigorously defend these matters.

        In addition to the foregoing shareholder class actions, Merion Capital, L.P., a former stockholder of the Company, has filed an action in the Delaware Court of Chancery seeking to exercise its right to appraisal of its holdings in the Company prior to the Merger. Merion Capital was the holder of 599,000 shares of class A common stock in the Company prior to the Merger. The Company has not paid any merger consideration for these shares and has recorded a reserve in the amount of $38.3 million for such unpaid merger consideration pending conclusion of the appraisal action.

        In July 2011, AMR received a request from the Civil Division of the U.S. Attorney's Office for the Central District of California ("USAO") asking AMR to preserve certain documents concerning AMR's provision of ambulance services within the City of Riverside, California. The USAO indicated that it, together with the Department of Health and Human Services, Office of the Inspector General, are investigating whether AMR violated the federal False Claims Act and/or the federal Anti-Kickback Statute in connection with AMR's provision of ambulance transport services within the City of Riverside. The California Attorney General's Office is conducting a parallel state investigation for possible violations of the California False Claims Act. The Company has complied with the USAO's request to preserve documents.

        The Company is involved in other litigation arising in the ordinary course of business. Management believes the outcome of these legal proceedings will not have a material adverse effect on its financial condition, results of operations or liquidity.

8. Equity Based Compensation

Successor Equity Plans

        Management of EMSC was allowed to rollover stock options of the Predecessor into fully vested options of the Successor. In addition, EMSC established a stock compensation plan after the Merger whereby certain members of management were awarded stock options in the Successor Company. The stock options are valued using the Black-Scholes valuation model on the date of grant. These options have a $64.00 strike price and vest ratably through December 2015. A compensation charge of $430 was recorded for the Successor period from May 25, 2011 through June 30, 2011.

Predecessor Equity Plans

        For a detailed description of the Company's pre-merger stock compensation plans, refer to Note 11 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010.

        Total stock-based compensation expense recognized in the Consolidated Statements of Operations resulting from stock options, non-vested restricted stock awards and non-vested restricted stock units was $13.2 million for the Predecessor period from April 1, 2011 through May 24, 2011, $15.1 million for the Predecessor period from January 1, 2011 through May 24, 2011 and $1.4 million and $2.5 million for the three and six months ended June 30, 2010, respectively. Included in the Predecessor periods is $11.7 million of stock-based compensation expense and $0.7 million of payroll tax expense

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

8. Equity Based Compensation (Continued)

incurred during the period from April 1, 2011 through May 24, 2011 due to the accelerated vesting of stock options, restricted stock awards and restricted stock units as the result of change in control provisions upon closing of the Merger.

        As discussed in Note 2, vesting of stock options, restricted stock awards and restricted stock units was accelerated upon closing of the Merger. As a result, holders of stock options received cash equal to the intrinsic value of the awards based on a market price of $64.00 per share while holders of restricted stock awards and restricted stock units received $64.00 per share in cash, without interest and the associated options and restricted stock were cancelled.

9. Related Party Transactions

        Upon completion of the Merger, the Company and CDRT Holding Corporation ("Holding"), the Company's indirect parent company, entered into a consulting agreement with CD&R, dated May 25, 2011 (the "Consulting Agreement"), pursuant to which CD&R will provide Holding and its subsidiaries, including the Company, with financial, investment banking, management, advisory and other services. Pursuant to the consulting agreement, Holding, or one or more of its subsidiaries, will pay CD&R an annual fee of $5 million, plus expenses. CD&R may also charge a transaction fee for certain types of transactions completed by Holding or one or more of its subsidiaries, plus expenses. During the period from May 25, 2011 through June 30, 2011, the Company expensed $514 in respect of this fee.

        Pursuant to the Consulting Agreement, CD&R received a transaction fee of $40.0 million and $2.6 million for out-of-pocket and consulting expenses to third-parties CD&R paid prior to the closing of the Merger. This amount was capitalized as part of the Merger and has been allocated between deferred financing costs, which is included in other long-term assets, and equity on the accompanying balance sheet as of June 30, 2011.

        The Company was party to a management agreement with a wholly-owned subsidiary of Onex Corporation, the Company's prior principal equityholder, until May 25, 2011. In exchange for an annual management fee of $1.0 million, the Onex subsidiary provided the Company with corporate finance and strategic planning consulting services. For the periods April 1, 2011 through May 24, 2011 and January 1, 2011 through May 24, 2011, the Company expensed $149 and $399, respectively, in respect of this fee.

10. Segment Information

        The Company is organized around two separately managed business units: medical transportation services and facility-based physician services, which have been identified as operating segments. The medical transportation services reportable segment focuses on providing a full range of medical transportation services from basic patient transit to the most advanced emergency care and pre-hospital assistance. The facility-based physician services reportable segment provides physician services to hospitals primarily for emergency departments and urgent care centers, as well as for hospitalist/inpatient, radiology, teleradiology and anesthesiology services. The Chief Executive Officer has been identified as the chief operating decision maker ("CODM") as he assesses the performance of the business units and decides how to allocate resources to the business units.

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

10. Segment Information (Continued)

        Net income before equity in earnings of unconsolidated subsidiary, income tax expense, loss on early debt extinguishment, interest and other (expense) income, realized (loss) gain on investments, interest expense, stock-based compensation, related party management fees, and depreciation and amortization expense ("Adjusted EBITDA") is the measure of profit and loss that the CODM uses to assess performance, measure liquidity and make decisions. The Company modified the definition of Adjusted EBITDA following the Merger. The accounting policies for reported segments are the same as for the Company as a whole.

        The following table presents the Company's operating segment results for the Successor period from May 25, 2011 through June 30, 2011, the Predecessor period from April 1, 2011 through May 24, 2011, the Predecessor period from January 1, 2011 through May 24, 2011 and the Predecessor periods for the three and six months ended June 30, 2010:

	Successor	Predecessor
	Period from May 25 through June 30, 2011	Period from April 1 through May 24, 2011	Quarter ended June 30, 2010	Period from January 1 through May 24, 2011	Six months ended June 30, 2010
Facility-Based Physician Services
Net revenue	$171,714	$245,432	$364,645	$642,059	$707,037
Segment Adjusted EBITDA	24,434	29,462	47,395	77,686	90,037
Medical Transportation Services
Net revenue	147,829	215,523	344,159	579,731	681,121
Segment Adjusted EBITDA	15,605	16,091	32,690	52,896	65,837
Total
Total net revenue	319,543	460,955	708,804	1,221,790	1,388,158
Total Adjusted EBITDA	40,039	45,553	80,085	130,582	155,874
Reconciliation of Adjusted EBITDA to Net Income (Loss)
Adjusted EBITDA	$40,039	$45,553	$80,085	$130,582	$155,874
Depreciation and amortization expense	(11,061)	(10,942)	(15,692)	(28,467)	(31,872)
Equity-based compensation expense	(430)	(13,150)	(1,441)	(15,112)	(2,545)
Related party management fees	(514)	(149)	(250)	(399)	(500)
Interest expense	(17,950)	(3,069)	(5,060)	(7,886)	(13,326)
Realized gain (loss) on investments	7	(5)	57	(9)	149
Interest and other (expense) income	(140)	(27,127)	206	(28,873)	471
Loss on early debt extinguishment	—	(10,069)	(19,091)	(10,069)	(19,091)
Income tax (expense) benefit	(4,158)	3,410	(14,955)	(19,242)	(34,365)
Equity in earnings of unconsolidated subsidiary	33	52	105	143	199

Net income (loss)	$5,826	$(15,496)	$23,964	$20,668	$54,994

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

10. Segment Information (Continued)

        A reconciliation of Adjusted EBITDA to cash flows provided by (used in) operating activities is as follows:

	Successor	Predecessor
	Period from May 25 through June 30, 2011	Period from April 1 through May 24, 2011	Quarter ended June 30, 2010	Period from January 1 through May 24, 2011	Six months ended June 30, 2010
Adjusted EBITDA	$40,039	$45,553	$80,085	$130,582	$155,874
Related party management fees	(514)	(149)	(250)	(399)	(500)
Interest expense (less deferred loan fee amortization)	(16,046)	(2,538)	(4,431)	(6,556)	(12,190)
Change in accounts receivable	7,102	613	(21,750)	(10,149)	(19,559)
Change in other operating assets/liabilities	11,374	(12,535)	3,094	14,234	7,028
Excess tax benefits from stock-based compensation	—	(11,258)	(2,917)	(12,427)	(13,498)
Interest and other income (expense)	(140)	(27,127)	206	(28,873)	471
Income tax (expense) benefit, net of change in deferred taxes	(4,110)	3,410	(13,982)	(18,897)	(33,525)
Other	16	7	102	460	641

Cash flows provided by (used in) operating activities Net income	$37,721	$(4,024)	$40,157	$67,975	$84,742

11. Guarantors of Debt

        EMSC is the issuer of the senior unsecured notes and the borrower under the Credit Facilities. The senior unsecured notes and the Credit Facilities are guaranteed by each of EMSC's domestic subsidiaries, except for any subsidiaries subject to regulation as an insurance company, including EMSC's captive insurance subsidiary. All of the operating income and cash flow of EMSC is generated by AMR, EmCare and their subsidiaries. As a result, funds necessary to meet the debt service obligations under the senior unsecured notes and the Credit Facilities are provided by the distributions or advances from the subsidiary companies, AMR and EmCare. Investments in subsidiary operating companies are accounted for on the equity method. Accordingly, entries necessary to consolidate EMSC and all of its subsidiaries are reflected in the Eliminations/Adjustments column. Separate complete financial statements of EMSC and subsidiary guarantors would not provide additional material information that would be useful in assessing the financial composition of EMSC or the

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

11. Guarantors of Debt (Continued)

subsidiary guarantors. The condensed consolidating financial statements for EMSC, the guarantors and the non-guarantors are as follows:

Consolidating Statements of Operations

	Successor
	For the period May 25 through June 30, 2011
	EMSC	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Total
Net revenue	$—	$319,319	$1,562	$(1,338)	$319,543

Compensation and benefits	—	221,699	105	—	221,804
Operating expenses	—	41,856	—	—	41,856
Insurance expense	—	10,011	1,416	(1,338)	10,089
Selling, general and administrative expenses	—	6,820	41	—	6,861
Depreciation and amortization expense	—	11,061	—	—	11,061

Income from operations	—	27,872	—	—	27,872
Interest income from restricted assets	—	98	64	—	162
Interest expense	—	(17,950)	—	—	(17,950)
Realized gain on investments	—	—	7	—	7
Interest and other income (expense)	—	(110)	(30)	—	(140)

Income before income taxes	—	9,910	41	—	9,951
Income tax expense	—	(4,156)	(2)	—	(4,158)

Income before equity in earnings of unconsolidated subsidiaries	—	5,754	39	—	5,793
Equity in earnings of unconsolidated subsidiaries	5,826	—	33	(5,826)	33

Net income	$5,826	$5,754	$72	$(5,826)	$5,826

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

11. Guarantors of Debt (Continued)

	Predecessor
	For the period from April 1 through May 24, 2011
	EMSC	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Total
Net revenue	$—	$460,574	$2,334	$(1,953)	$460,955

Compensation and benefits	—	337,394	162	—	337,556
Operating expenses	—	59,780	(3)	—	59,777
Insurance expense	—	22,114	529	(1,953)	20,690
Selling, general and administrative expenses	—	11,404	2	—	11,406
Depreciation and amortization expense	—	10,942	—	—	10,942

Income from operations	—	18,940	1,644	—	20,584
Interest income from restricted assets	—	133	595	—	728
Interest expense	—	(3,069)	—	—	(3,069)
Realized loss on investments	—	—	(5)	—	(5)
Interest and other income (expense)	—	(27,086)	(41)	—	(27,127)
Loss on early debt extinguishment	—	(10,069)	—	—	(10,069)

Income (loss) before income taxes	—	(21,151)	2,193	—	(18,958)
Income tax benefit (expense)	—	3,414	(4)	—	3,410

Income (loss) before equity in earnings of unconsolidated subsidiaries	—	(17,737)	2,189	—	(15,548)
Equity in earnings of unconsolidated subsidiaries	(15,496)	—	52	15,496	52

Net income (loss)	$(15,496)	$(17,737)	$2,241	$15,496	$(15,496)

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

11. Guarantors of Debt (Continued)

	Predecessor
	For the quarter ended June 30, 2010
	EMSC	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Total
Net revenue	$—	$708,224	$19,443	$(18,863)	$708,804

Compensation and benefits	—	496,186	257	—	496,443
Operating expenses	—	90,362	224	—	90,586
Insurance expense	—	25,359	19,446	(18,863)	25,942
Selling, general and administrative expenses	—	18,143	155	—	18,298
Depreciation and amortization expense	—	15,692	—	—	15,692

Income (loss) from operations	—	62,482	(639)	—	61,843
Interest income from restricted assets	—	344	515	—	859
Interest expense	—	(5,060)	—	—	(5,060)
Realized gain on investments	—	—	57	—	57
Interest and other income	—	218	(12)	—	206
Loss on early debt extinguishment	—	(19,091)	—	—	(19,091)

Income (loss) before income taxes	—	38,893	(79)	—	38,814
Income tax expense	—	(14,945)	(10)	—	(14,955)

Income (loss) before equity in earnings of unconsolidated subsidiaries	—	23,948	(89)	—	23,859
Equity in earnings of unconsolidated subsidiaries	23,964	—	105	(23,964)	105

Net income	$23,964	$23,948	$16	$(23,964)	$23,964

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

11. Guarantors of Debt (Continued)

	Predecessor
	For the period from January 1 through May 24, 2011
	EMSC	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Total
Net revenue	$—	$1,221,024	$20,709	$(19,943)	$1,221,790

Compensation and benefits	—	874,135	498	—	874,633
Operating expenses	—	156,734	6	—	156,740
Insurance expense	—	48,471	18,701	(19,943)	47,229
Selling, general and administrative expenses	—	28,801	440	—	29,241
Depreciation and amortization expense	—	28,467	—	—	28,467

Income from operations	—	84,416	1,064	—	85,480
Interest income from restricted assets	—	364	760	—	1,124
Interest expense	—	(7,886)	—	—	(7,886)
Realized loss on investments	—	—	(9)	—	(9)
Interest and other income (expense)	—	(28,782)	(91)	—	(28,873)
Loss on early debt extinguishment	—	(10,069)	—	—	(10,069)

Income before income taxes	—	38,043	1,724	—	39,767
Income tax expense	—	(19,233)	(9)	—	(19,242)

Income before equity in earnings of unconsolidated subsidiaries	—	18,810	1,715	—	20,525
Equity in earnings of unconsolidated subsidiaries	20,668	—	143	(20,668)	143

Net income	$20,668	$18,810	$1,858	$(20,668)	$20,668

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

11. Guarantors of Debt (Continued)

	Predecessor
	For the six months ended June 30, 2010
	EMSC	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations/ Adjustments	Total
Net revenue	$—	$1,387,096	$27,163	$(26,101)	$1,388,158

Compensation and benefits	—	976,245	515	—	976,760
Operating expenses	—	176,879	236	—	177,115
Insurance expense	—	46,816	27,297	(26,101)	48,012
Selling, general and administrative expenses	—	34,961	195	—	35,156
Depreciation and amortization expense	—	31,871	1	—	31,872

Income (loss) from operations	—	120,324	(1,081)	—	119,243
Interest income from restricted assets	—	688	1,026	—	1,714
Interest expense	—	(13,326)	—	—	(13,326)
Realized gain on investments	—	—	149	—	149
Interest and other income	—	471	—	—	471
Loss on early extinguishment of debt	—	(19,082)	(9)	—	(19,091)

Income before income taxes	—	89,075	85	—	89,160
Income tax expense	—	(34,350)	(15)	—	(34,365)

Income before equity in earnings of unconsolidated subsidiaries	—	54,725	70	—	54,795
Equity in earnings of unconsolidated subsidiaries	54,994	—	199	(54,994)	199

Net income	$54,994	$54,725	$269	$(54,994)	$54,994

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

11. Guarantors of Debt (Continued)

Consolidating Balance Sheet
As of June 30, 2011

	Successor
	EMSC	Subsidiary Guarantors	Subsidiary Non-Guarantor	Eliminations/ Adjustments	Total
Assets
Current assets:
Cash and cash equivalents	$—	$157,692	$29,119	$—	$186,811
Insurance collateral	—	23,980	22,070	(9,401)	36,649
Trade and other accounts receivable, net	—	508,549	1,730	—	510,279
Parts and supplies inventory	—	23,340	9	—	23,349
Prepaids and other current assets	—	27,328	595	(1,618)	26,305
Current deferred tax assets	—	(3,595)	3,595	—	—

Current assets	—	737,294	57,118	(11,019)	783,393

Non-current assets:
Property, plant, and equipment, net	—	135,479	—	—	135,479
Intercompany receivable	2,920,239	—	—	(2,920,239)	—
Intangible assets, net	—	758,031	—	—	758,031
Non-current deferred tax assets	—	4,125	(6,120)	1,995	—
Insurance collateral	—	8,331	108,621	—	116,952
Goodwill	—	2,163,145	816	—	2,163,961
Other long-term assets	108,072	5,313	1,595	—	114,980
Investment and advances in subsidiaries	299,493	6,145	—	(305,638)	—

Assets	$3,327,804	$3,817,863	$162,030	$(3,234,901)	$4,072,796

Liabilities and Equity
Current liabilities:
Accounts payable	$—	$39,474	$293	$—	$39,767
Accrued liabilities	58,935	258,885	18,208	—	336,028
Current deferred tax liability	—	7,345	—	—	7,345
Current portion of long-term debt	14,400	665	—	—	15,065

Current liabilities	73,335	306,369	18,501	—	398,205

Long-term debt	2,363,168	1,102	—	—	2,364,270
Long-term deferred tax liability	—	238,286	—	—	238,286
Insurance reserves and other long-term liabilities	—	104,392	85,366	(9,024)	180,734
Intercompany payable	—	2,868,221	52,018	(2,920,239)	—

Liabilities	2,436,503	3,518,370	155,885	(2,929,263)	3,181,495

Equity:
Common stock	—	—	30	(30)	—
Additional paid-in capital	885,868	296,332	4,316	(300,648)	885,868
Retained earnings	5,826	3,554	2,272	(5,826)	5,826
Comprehensive income	(393)	(393)	(473)	866	(393)

Equity	891,301	299,493	6,145	(305,638)	891,301

Liabilities and Equity	$3,327,804	$3,817,863	$162,030	$(3,234,901)	$4,072,796

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

11. Guarantors of Debt (Continued)

Consolidating Balance Sheet
As of December 31, 2010

	Predecessor
	EMSC	Subsidiary Guarantors	Subsidiary Non-Guarantor	Eliminations/ Adjustments	Total
Assets
Current assets:
Cash and cash equivalents	$—	$260,834	$26,527	$—	$287,361
Insurance collateral	—	6,409	30,046	(2,979)	33,476
Trade and other accounts receivable, net	—	488,354	1,304	—	489,658
Parts and supplies inventory	—	23,005	26	—	23,031
Prepaids and other current assets	—	22,623	193	(4,199)	18,617
Current deferred tax assets	—	(3,834)	3,834	—	—

Current assets	—	797,391	61,930	(7,178)	852,143

Non-current assets:
Property, plant, and equipment, net	—	133,731	—	—	133,731
Intercompany receivable	409,362	—	—	(409,362)	—
Intangible assets, net	—	180,374	—	—	180,374
Non-current deferred tax assets	—	4,126	(6,120)	1,994	—
Insurance collateral	—	31,664	109,669	(5,270)	136,063
Goodwill	—	426,947	458	—	427,405
Other long-term assets	11,333	5,657	1,846	—	18,836
Investment and advances in subsidiaries	847,191	37,427	—	(884,619)	—

Assets	$1,267,886	$1,617,317	$167,783	$(1,304,435)	$1,748,552

Liabilities and Equity
Current liabilities:
Accounts payable	$—	$39,279	$302	$—	$39,581
Accrued liabilities	979	231,148	27,511	—	259,638
Current deferred tax liabilities	—	5,114	—	—	5,114
Current portion of long-term debt	15,938	395	—	—	16,333

Current liabilities	16,917	275,936	27,813	—	320,666
Long-term debt	403,750	1,193	—	—	404,943
Long-term deferred tax liabilities	—	5,971	—	—	5,971
Insurance reserves and other long-term liabilities	—	89,582	90,625	(10,440)	169,767
Intercompany payable	—	397,444	11,918	(409,362)	—

Liabilities	420,667	770,126	130,356	(419,802)	901,347

Equity:
Class A common stock	304	—	30	(30)	304
Class B common stock	1	—	—	—	1
Partnership equity	90,776	393,139	—	(393,140)	90,776
Treasury stock at cost	(1,684)	—	—	—	(1,684)
Additional paid-in capital	305,258	—	4,316	(4,316)	305,258
Retained earnings	450,780	452,268	30,968	(483,250)	450,766
Comprehensive income	1,784	1,784	2,113	(3,897)	1,784

Equity	847,219	847,191	37,427	(884,633)	847,205

Liabilities and Equity	$1,267,886	$1,617,317	$167,783	$(1,304,435)	$1,748,552

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

11. Guarantors of Debt (Continued)

Condensed Consolidating Statements of Cash Flows

	Successor
	For the period May 25 through June 30, 2011
	EMSC	Subsidiary Guarantors	Subsidiary Non-guarantors	Total
Cash Flows from Operating Activities
Net cash provided by (used in) operating activities	$—	$38,487	$(766)	$37,721

Cash Flows from Investing Activities
Merger, net of cash received	(2,844,221)	—	—	(2,844,221)
Purchase of property, plant and equipment	—	(2,892)	—	(2,892)
Proceeds from sale of property, plant and equipment	—	55	—	55
Acquisition of businesses, net of cash received	—	(4,668)	—	(4,668)
Net change in insurance collateral	—	2,835	1,707	4,542
Net change in deposits and other assets	—	(262)	—	(262)

Net cash (used in) provided by investing activities	(2,844,221)	(4,932)	1,707	(2,847,446)

Cash Flows from Financing Activities
Borrowings under senior secured credit facility	1,440,000	—	—	1,440,000
Proceeds from issuance of senior subordinated notes	950,000	—	—	950,000
Proceeds from CD&R equity investment	887,051	—	—	887,051
Repayments of capital lease obligations and other debt	(418,875)	—	—	(418,875)
Equity issuance costs	(26,196)	—	—	(26,196)
Debt issue costs	(114,021)		—	(114,021)
Net change in bank overdrafts	—	(7,971)	—	(7,971)
Net intercompany borrowings (payments)	126,262	(124,812)	(1,450)	—

Net cash provided by (used in) financing activities	2,844,221	(132,783)	(1,450)	2,709,988

Change in cash and cash equivalents	—	(99,228)	(509)	(99,737)
Cash and cash equivalents, beginning of period	—	256,919	29,628	286,547

Cash and cash equivalents, end of period	$—	$157,691	$29,119	$186,810

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

11. Guarantors of Debt (Continued)

	Predecessor
	For the period from January 1 through May 24, 2011
	EMSC	Subsidiary Guarantors	Subsidiary Non-guarantors	Total
Cash Flows from Operating Activities
Net cash provided by (used in) operating activities	$—	$73,707	$(5,732)	$67,975

Cash Flows from Investing Activities
Purchase of property, plant and equipment	—	(18,496)	—	(18,496)
Proceeds from sale of property, plant and equipment	—	55	—	55
Acquisition of businesses, net of cash received	—	(94,870)	—	(94,870)
Net change in insurance collateral	—	14,510	8,526	23,036
Net change in deposits and other assets	—	816	—	816

Net cash (used in) provided by investing activities	—	(97,985)	8,526	(89,459)

Cash Flows from Financing Activities
EMSC issuance of class A common stock	559	—	—	559
Class A common stock repurchased as treasury stock	(2,440)	—	—	(2,440)
Repayments of capital lease obligations and other debt	—	(4,116)	—	(4,116)
Excess tax benefits from stock-based compensation	—	12,427	—	12,427
Net change in bank overdrafts	—	14,241	—	14,241
Net intercompany borrowings (payments)	1,881	(1,828)	(53)	—

Net cash provided by (used in) financing activities	—	20,724	(53)	20,671

Change in cash and cash equivalents	—	(3,554)	2,741	(813)
Cash and cash equivalents, beginning of period	—	260,834	26,527	287,361

Cash and cash equivalents, end of period	$—	$257,280	$29,268	$286,548

EMERGENCY MEDICAL SERVICES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share data)

11. Guarantors of Debt (Continued)

	Predecessor
	For the six months ended June 30, 2010
	EMSC	Subsidiary Guarantors	Subsidiary Non-guarantors	Total
Cash Flows from Operating Activities
Net cash provided by operating activities	$—	$58,108	$26,634	$84,742

Cash Flows from Investing Activities
Purchase of property, plant and equipment	—	(15,168)	—	(15,168)
Proceeds from sale of property, plant and equipment	—	108	—	108
Acquisition of businesses, net of cash received	—	(50,975)	—	(50,975)
Net change in insurance collateral	—	22,573	(27,834)	(5,261)
Net change in deposits and other assets	—	10,938	—	10,938

Net cash used in investing activities	—	(32,524)	(27,834)	(60,358)

Cash Flows from Financing Activities
EMSC issuance of class A common stock	6,193	—	—	6,193
Repayments of capital lease obligations and other debt	—	(452,627)	—	(452,627)
Borrowings under credit facility	—	425,000	—	425,000
Debt issue costs	—	(11,749)	—	(11,749)
Payment of premiums for debt extinguishment	—	(14,513)	—	(14,513)
Excess tax benefits from stock-based compensation	—	13,498	—	13,498
Net change in bank overdrafts	—	(10,041)	—	(10,041)
Net intercompany borrowings (payments)	(6,193)	3,592	2,601	—

Net cash (used in) provided by financing activities	—	(46,840)	2,601	(44,239)

Change in cash and cash equivalents	—	(21,256)	1,401	(19,855)
Cash and cash equivalents, beginning of period	—	314,033	18,855	332,888

Cash and cash equivalents, end of period	$—	$292,777	$20,256	$313,033

12. Subsequent Events

        The Company's management has evaluated events subsequent to June 30, 2011 through the issuance date of this report to identify any necessary changes to the consolidated financial statements or related disclosures. Below is a description of events for which disclosure was deemed necessary.

        On August 1, 2011, the Company acquired all the capital stock of Medics Ambulance Service and substantially all of its subsidiaries and corporate affiliates (collectively, "Medics Ambulance") through its indirect, wholly-owned subsidiaries. Medics Ambulance provides ground medical transportation services in south Florida.

$950,000,000

8.125% Senior Notes due 2019

Offer to Exchange
$950,000,000 Outstanding 8.125% Senior Notes due 2019
for
$950,000,000 Registered 8.125% Senior Notes due 2019

PROSPECTUS
            , 2011

DEALER PROSPECTUS DELIVERY OBLIGATION

        Until            , 2011, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

ALABAMA

        Each of Fountain Ambulance Service, Inc., Hank's Acquisition Corp. and MedLife Emergency Medical Service, Inc. is incorporated under the laws of the State of Alabama.

        Sections 10A-2-8.51 and 10A-2-8.56 of the Alabama Business Corporation Act state that a corporation may indemnify an individual who is made a party to a proceeding because he or she is or was a director or officer against liability incurred in the proceeding if the individual conducted himself or herself in good faith and the individual reasonably believed: (i) in the case of conduct in his or her official capacity with the corporation, that the conduct was in the corporation's best interests; and (ii) in all other cases, that the conduct was at least not opposed to the corporation's best interests; and (iii) in the case of any criminal proceeding, the individual had no reasonable cause to believe that his or her conduct was unlawful. A corporation may not indemnify a director or officer: (a) in connection with a proceeding by or in the right of the corporation in which the director or officer was adjudged liable to the corporation; or (b) in connection with any other proceeding charging improper personal benefit to the director or officer, whether or not involving action in his or her official capacity, in which the director or officer was adjudged liable on the basis that personal benefit was improperly received by him or her. Indemnification is mandatory under Section 10-2A-8.52 for an officer or director who was successful, on the merits or otherwise, in the defense of any proceeding, or of any claim, issue or matter in such proceeding, against reasonable expenses incurred in connection therewith. These indemnification provisions are expressly declared to be nonexclusive, and are in addition to any provisions that may be contained in a corporation's articles of incorporation, bylaws, a resolution of its shareholders or board of directors, or in a contract or otherwise.

        The articles of incorporation and bylaws of Medlife Emergency Medical Service, Inc. contain no provisions for indemnification of directors and officers.

        The bylaws of Hank's Acquisition Corp. and Fountain Ambulance Service, Inc. each provide that the corporation shall indemnify and advance expenses to directors and officers to the full extent authorized by Alabama law, and specify that the indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such person. Each of Hank's Acquisition Corp. and Fountain Ambulance Service, Inc. also has the right, at its option, to indemnify any employee or agent of the corporation in the same manner. The bylaws of both corporations further authorize them to purchase and maintain insurance on behalf of any person who is or was a director or officer of the registrant against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the respective corporation would have the power to indemnify him against such liability.

        A corporation is permitted by Section 10A-2-2.02(b)(3) of the Alabama Business Corporation to include in its articles of incorporation a provision eliminating or limiting the liability of a director to the corporation or its shareholders for money damages for any action taken, or any failure to take any action, as a director, except liability for: (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) an intentional infliction of harm on the corporation or the shareholders; (iii) unlawful distributions; (iv) an intentional violation of criminal law; or (v) a breach of the director's duty of loyalty to the corporation or its shareholders.

        The articles of incorporation of Medlife Emergency Medical Service, Inc. contain no provision eliminating or limiting the liability of the directors.

        The articles of incorporation of both Fountain Ambulance Service, Inc. and Hank's Acquisition Corp. do contain a provision eliminating a director's liability for money damages to the full extent allowed by law, and that provision may not be repealed or modified by the shareholders except prospectively and without adversely affecting any director's limitation of liability that existed at the time of any such repeal or modification.

ARIZONA

        River Medical is incorporated under the laws of the State of Arizona.

        Section 10-851(A) of the Arizona Revised Statutes provides that a corporation may indemnify an individual made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, formal or informal (each individually or collectively, a "proceeding") from liability to pay a judgment, settlement, penalty or fine and reasonable expenses (including attorneys' fees and costs) ("liability") incurred by such individual, if (a) the individual is or was a director and the liability incurred resulted from (i) conduct taken in good faith, (ii) the individual reasonably believed (1) with respect to conduct made in an official capacity for the corporation, that the conduct was in the corporation's best interests, and (2) in all other cases, that the conduct was not opposed to the corporation's best interests, or (iii) with respect to criminal proceedings, that the individual had no reasonable cause to believe that the conduct was unlawful, or (b) broader indemnification as provided in the corporation's articles of incorporation. Section 10-851(D) provides that a corporation may not indemnify a director under Section 10-851(A) if the director was adjudged liable to the corporation, or in connection with any proceeding charging improper benefit to the director, if the director is adjudged liable on the basis that improper benefit was received. Section 10-852(A) provides that a corporation shall, unless limited by its articles of incorporation, indemnify a director who was the prevailing party, on the merits or otherwise, in the defense of any proceeding to which the director is or was a party against all reasonable expenses (including attorneys' fees and costs) incurred by the director. Section 10-852(B) provides that, unless limited by its articles of incorporation, a corporation shall indemnify an outside director from any liability unless the outside director is adjudged by a court of competent jurisdiction to have failed to meet the standard set forth in Section 10-851(A) and does not otherwise authorize payment. Section 10-855 provides that a corporation may not indemnify a director under Section 10-851 unless authorized in each specific case after a determination that indemnification of the director is permissible in that instance because the director met the standard of conduct set forth in Section 10-851 by (i) a majority vote of the directors not at the time parties to the proceeding, (ii) special legal counsel selected by a majority vote of the disinterested directors, or if no disinterested directors, by a majority of the board of directors, or (iii) the shareholders, but excluding shares owned or voted under the control of the directors who are parties to the proceeding. Sections 10-856(A)-(B) provide that a corporation may indemnify an officer of the corporation (or a director who is also an officer if named solely in their capacity as an officer) that is made a party to a proceeding (1) to the same extent as a director, and (2) if the individual is an officer but not a director, to the further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors, or contract except for (a) liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses (including attorneys' fees and costs) in connection with the proceedings, or (b) liability arising from conduct that constitutes (i) receipt by the officer of financial benefit to which the officer is not entitled, or (ii) an intentional violation of criminal law. Section 10-856(C) provides that an officer of a corporation who is not a director is entitled to mandatory indemnification pursuant to Section 10-852(A) to the same extent to which a director is entitled to indemnification. Section 10-858(B) provides that that nothing in Section 10-850 et seq. limits a corporation's power to pay or reimburse expenses (including attorneys' fees and costs) incurred by a director in connection with a director's appearance as a witness in a proceeding at a time when the director has not been made a defendant or respondent to such a proceeding.

        Neither the articles of incorporation nor bylaws of the Arizona Guarantor include provisions relating to indemnification.

CALIFORNIA

        Each of EmCare of California, Inc. ("EmCare of California"), American Emergency Physicians Management, Inc ("American Emergency Physicians"), American Medical Response West ("AMR West"), American Medical Response of Inland Empire ("Inland Empire"), Mercy Life Care ("Mercy"), Springs Ambulance Service, Inc. ("Springs Ambulance Service"), Herren Enterprises, Inc. ("Herren"), Blythe Ambulance Service ("Blythe"), Gold Coast Ambulance Service ("Gold Coast"), V.I.P. Professional Services, Inc. ("VIP"), Metropolitan Ambulance Service, Desert Valley Medical Transport, Inc., Hemet Valley Ambulance Service, Inc. and American Medical Response of Southern California is incorporated under the laws of the State of California.

        Section 317 of the California Corporations Code (the "CCC") authorizes a court to award, or a corporation to grant, indemnity to officers, directors, employees and other agents (each an "Agent") for reasonable expenses incurred in connection with the defense or settlement of an action by or in the right of the corporation or in a proceeding by reason of the fact that the person is or was an Agent of the corporation. Indemnity is available where the person party to a proceeding or action acted in good faith and in a manner reasonably believed to be in the best interests of the corporation and its shareholders and, with respect to criminal actions, had no reasonable cause to believe his conduct was unlawful. To the extent a corporation's Agent is successful on the merits in the defense of any proceeding or any claim, issue or related matter, that person shall be indemnified against expenses actually and reasonably incurred. Under Section 317 of the CCC, expenses incurred in defending any proceeding may be advanced by the corporation prior to the final disposition of the proceeding upon receipt of any undertaking by or on behalf of the Agent to repay that amount if it is ultimately determined that the person is not entitled to be indemnified. Indemnifications are to be made (i) by a majority vote of a quorum consisting of directors who are not parties to such proceedings, (ii) if such a quorum of directors is not obtainable, by independent legal counsel in a written opinion, (iii) upon approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon, or (iv) by the court in which such proceeding is or was pending upon application made by either the corporation, the Agent, the attorney, or other person rendering services in connection with the defense. The indemnification provided by Section 317 of the CCC is not exclusive of any other rights to which those seeking indemnification may be entitled. A corporation may purchase and maintain insurance on behalf of any Agent of the corporation against any liability asserted against or incurred by such person in that capacity or arising out of the Agent's status as such whether or not the corporation would have the power to indemnify the Agent against that liability under Section 317 of the CCC.

  EmCare of California

        The articles of incorporation of EmCare of California provide that the corporation may indemnify the officers and directors of the corporation to the fullest extent permissible under California law. The bylaws of EmCare of California provide that the corporation shall indemnify and hold harmless any person who is or was a director or officer of the corporation from and against any expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any "proceeding" (as defined in Section 317 of the CCC) to the fullest extent permitted by applicable law. The corporation shall advance expenses to its directors, officers, employees or other agents incurred in defending any proceeding prior to the final disposition thereof to the fullest extent and in the manner permitted by applicable law. The corporation shall have the power to purchase and maintain insurance on behalf of any Agent of the corporation against any liability arising out of the Agent's status as such, whether or not the corporation would have the power to indemnify the Agent against such liability.

  American Emergency Physicians

        The articles of incorporation of American Emergency Physicians provide that the corporation is authorized to indemnify Agents for breach of duty to the corporation and its stockholders in excess of the indemnification otherwise permitted by Section 317 of the CCC, except that no indemnification may be made for acts or omissions: (i) involving intentional misconduct, (ii) believed by the director to be contrary to the best interests of the corporation, (iii) for which the director derived an improper personal benefit, (iv) reflecting a reckless disregard for a director's duty to the corporation, (v) constituting a pattern of inattention to the director's duties, or (vi) involving unlawful distributions. The bylaws of American Emergency Physicians provide that the corporation shall indemnify and hold harmless each person who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that he is or was an Agent of the corporation to the fullest extent of the law against all expenses, liability and loss (including attorneys fees and other costs) reasonably incurred in connection with any proceeding; provided that the corporation shall indemnify an Agent in connection with a proceeding only if the proceeding was authorized by the board of directors. It is the corporation's intent that the bylaws provide indemnification in excess of that expressly permitted by Section 317 of the CCC, as authorized by the corporation's articles of incorporation. The corporation may purchase and maintain insurance to protect itself and any Agent against any expense incurred by such person whether or not the corporation would have the power to indemnify the Agent against such expense under applicable law.

  AMR West

        The articles of incorporation of AMR West provide that the corporation is authorized to indemnify Agents for breach of duty to the corporation and its stockholders in excess of the indemnification otherwise permitted by Section 317 of the CCC, except that no indemnification may be made for acts or omissions: (i) involving intentional misconduct, (ii) believed by the director to be contrary to the best interests of the corporation, (iii) for which the director derived an improper personal benefit, (iv) reflecting a reckless disregard for a director's duty to the corporation, (v) constituting a pattern of inattention to the director's duties, or (vi) involving unlawful distributions. The bylaws of AMR West provide that the corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that such person is or was an Agent of the corporation against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and (for indemnification in actions by third-parties) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful. Expenses may be advanced by the corporation upon receipt of an undertaking by the Agent to repay such amount unless it is determined that the Agent is entitled to be indemnified. The corporation, at its option, may indemnify one or more Agents of the corporation to the extent provided in the bylaws or to a lesser extent as provided by the corporation. No indemnification of any Agent shall be made for any acts or omissions or transactions from which a director would not be permitted to be relieved of liability under the CCC. The corporation may purchase and maintain insurance on behalf of any Agent whether or not the corporation would have the power to indemnify such Agent.

  Inland Empire

        The articles of incorporation of Inland Empire are silent with regard to indemnification. The bylaws of Inland Empire contain the same indemnification provisions as the bylaws of AMR West.

  Mercy

        The articles of incorporation of Mercy are silent with regard to indemnification. The bylaws of Mercy contain the same indemnification provisions as the bylaws of AMR West.

  Springs Ambulance Service

        The articles of incorporation of Springs Ambulance Service provide that the corporation is authorized to indemnify Agents for breach of duty to the corporation and its stockholders in excess of the indemnification otherwise permitted by Section 317 of the CCC, except that no indemnification may be made for acts or omissions: (i) involving intentional misconduct, (ii) believed by the director to be contrary to the best interests of the corporation, (iii) for which the director derived an improper personal benefit, (iv) reflecting a reckless disregard for a director's duty to the corporation, (v) constituting a pattern of inattention to the director's duties, or (vi) involving unlawful distributions. The bylaws of Springs Ambulance Service are silent with regard to indemnification.

  Herren

        The articles of incorporation of Herren provide that the corporation is authorized to indemnify Agents through bylaw provisions, agreements with Agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the CCC with respect to actions for breach of duty to the corporation and its shareholders, except that no indemnification may be made for acts or omissions: (i) involving intentional misconduct, (ii) believed by the director to be contrary to the best interests of the corporation, (iii) for which the director derived an improper personal benefit, (iv) reflecting a reckless disregard for a director's duty to the corporation, (v) constituting a pattern of inattention to the director's duties, or (vi) involving unlawful distributions. The bylaws of Herren are silent with regard to indemnification.

  Blythe

        The articles of incorporation of Blythe provide that the corporation is authorized to indemnify Agents through bylaw provisions, agreements with Agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the CCC with respect to actions for breach of duty to the corporation and its shareholders, except that no indemnification may be made for acts or omissions: (i) involving intentional misconduct, (ii) believed by the director to be contrary to the best interests of the corporation, (iii) for which the director derived an improper personal benefit, (iv) reflecting a reckless disregard for a director's duty to the corporation, (v) constituting a pattern of inattention to the director's duties, or (vi) involving unlawful distributions. The bylaws of Blythe are silent with regard to indemnification.

  Gold Coast

        The articles of incorporation of Gold Coast are silent with regard to indemnification. The bylaws of Gold Coast provide that the corporation may indemnify any Agent as to those liabilities and on those terms and conditions as are specified in Section 317 of the CCC. The corporation may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against.

  VIP

        The articles of incorporation of VIP are silent with regard to indemnification. The bylaws of VIP provide that the corporation may indemnify any Agent as to those liabilities and on those terms and conditions as are specified in Section 317 of the CCC. The corporation may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against.

  Other California Entities

        The articles of incorporation and bylaws of the following corporations are silent with regard to indemnification: Metropolitan Ambulance Service, a California corporation; Desert Valley Medical Transport, Inc., a California corporation; Hemet Valley Ambulance Service, Inc., a California corporation; and American Medical Response of Southern California, a California corporation.

COLORADO

        Each of Air Ambulance Specialists, Inc. ("Air Ambulance") and Holiday Acquisition Company, Inc. ("Holiday") is incorporated under the laws of the State of Colorado.

        Sections 7-109-101 through 7-109-110 of the Colorado Business Corporation Act (the "CBCA") provide in part that a corporation shall have the power to indemnify any person who is or was a party or is threatened to be made a party to a proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually incurred by such person in connection with such proceeding if he or she acted in good faith and reasonably believed (i) in the case of conduct in an official capacity with the corporation, that such conduct was in the corporation's best interests, (ii) in all other cases, that such conduct was at least not opposed to the corporation's best interests, and (iii) in the case of any criminal proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Any indemnity provided under the CBCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. A corporation may not indemnify a person under the CBCA in connection with (a) a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation or (b) any other proceeding charging that the person derived an improper personal benefit. Unless limited by its articles of incorporation, a corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which such person was a party because such person is or was a director, against reasonable expenses incurred by such person in connection with the proceeding. A corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its bylaws, a resolution of the board or shareholders, or by contract.

        The corporation may advance expenses to any person under the CBCA in advance of a final disposition of the proceeding if: (i) such person furnishes a written affirmation of such person's good faith belief that he or she has met the standard of conduct as set forth in the CBCA; (ii) such person furnishes a written undertaking to repay the advance if it is ultimately determined that he or she did not meet the standard of conduct; and (iii) a determination is made that the facts then known to those making the determination would not preclude indemnification under the CBCA. A corporation may purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation against liability asserted against or incurred by the person in that capacity or arising from the person's status as a director, officer, employee, fiduciary, or agent, whether or not the corporation would have power to indemnify the person against the same liability under the CBCA.

  Air Ambulance

        The articles of incorporation of Air Ambulance are silent with regard to indemnification. The bylaws of Air Ambulance provide that the corporation shall indemnify any person made a party to a proceeding because the person is or was a director, officer, employee, fiduciary or agent against liability to the fullest extent permitted by law, including circumstances in which indemnification would be discretionary under the CBCA, if: (a) the person conducted himself or herself in good faith; (b) the person reasonably believed (i) in the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and (ii) in all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and (c) in the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful. The corporation may not indemnify a director: (y) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (z) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit. Indemnification is limited to reasonable expenses incurred in connection with the proceeding. In addition, the corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding. The corporation shall pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if the requisite legal standards are met. The corporation may indemnify and advance expenses to an officer, employee, fiduciary or agent who is not a director to a greater extent than provided to a director, if not inconsistent with public policy, and if provided for by general or specific action of its board or shareholders or by contract. The corporation may purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, fiduciary or agent of the corporation whether or not the corporation would have the power to indemnity the person against the same liability under its bylaws.

  Holiday

        The articles of incorporation of Holiday provide that the corporation shall indemnify any person and his estate and personal representative against all liability and expense incurred by reason of the person being or having been a director or officer of the corporation to the full extent and in any manner that directors may be indemnified under the CBCA, as in effect at any time. The corporation shall also indemnify any person who is serving or has served the corporation as a director, officer, employee, or agent, and that person's estate and personal representative, to the extent and in the matter provided in any bylaw, contract, resolution of the shareholders or directors, or otherwise, so long as such provision is legally permissible. The bylaws of Holiday provide that the corporation shall indemnify and hold harmless each person who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as an director, officer, employee or agent of another corporation to the fullest extent authorized by the CBCA, as the same exists or may be amended to provide greater indemnification rights, against all expense, liability, and loss (including attorneys fees and other charges), reasonably incurred by such person. The corporation shall indemnify agents only if the proceeding was authorized by the board of directors of the corporation. The corporation shall advance expenses incurred by an officer or director in defending a proceeding, provided, however, that if required by the CBCA, the director or officer shall provide an undertaking to repay such amount if it is determined that he is not entitled to be indemnified. Expenses incurred by other agents may be advanced as deemed appropriate by the board. The corporation may purchase and maintain insurance to protect itself and any agent against any expense, whether or not the corporation would have the power to indemnify the agent against such expense under applicable law or its bylaws.

CONNECTICUT

        American Medical Response of Connecticut, Incorporated is incorporated under the laws of the State of Connecticut.

        American Medical Response of Connecticut, Incorporated is a corporation organized under the laws of the State of Connecticut. Subsection (a) of Section 33-771 of the Connecticut Business Corporation Act ("CTBCA"), provides that a corporation may indemnify an individual who is a party to a proceeding because he is a director against liability incurred in the proceeding if: (1) (A) he conducted himself in good faith; (B) he reasonably believed (i) in the case of conduct in his official capacity, that his conduct was in the best interests of the corporation and (ii) in all other cases, that his conduct was at least not opposed to the best interests of the corporation; and (C) in the case of any criminal proceeding, he has no reasonable cause to believe his conduct was unlawful; or (2) he engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the certificate of incorporation as authorized by the CTBCA. Subsection (b) of Section 33-771 of the CTBCA provides that a director's conduct with respect to an employee benefit plan for a purpose he reasonably believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement that his conduct was at least not opposed to the best interest of the corporation. Subsection (d) of Section 33-771 of the CTBCA provides that, unless ordered by a court, a corporation may not indemnify a director: (1) in connection with a proceeding by or in the right of the corporation except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under Section 33-771(a) of the CTBCA; or (2) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

        Section 33-772 of the CTBCA provides that a corporation shall indemnify a director of the corporation who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation, against reasonable expenses incurred by him in connection with the proceeding. Subsection (a) of Section 33-776 of the CTBCA provides that a corporation may indemnify an officer of the corporation who is a party to a proceeding because he is an officer of the corporation (1) to the same extent as a director and (2) if he is an officer but not a director, to such further extent, consistent with public policy, as may be provided by contract, the certificate of incorporation, the bylaws or a resolution of the board of directors. Subsection (c) of Section 33-776 of the CTBCA provides that an officer of the corporation who is not a director is entitled to mandatory indemnification under Section 33-772 to the same extent to which a director may be entitled to indemnification.

        The certificate of incorporation of American Medical Response of Connecticut, Incorporated provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Connecticut law.

        The bylaws of American Medical Response of Connecticut, Incorporated are silent with respect to the indemnification of the officers and directors of the corporation.

DELAWARE

        (a)   Each of Affilion, Inc., Ambulance Acquisition, Inc., American Medical Pathways, Inc., American Medical Response Ambulance Service, Inc., American Medical Response Holdings, Inc., American Medical Response Management, Inc., American Medical Response of Colorado, Inc., American Medical Response of Georgia, Inc., American Medical Response of Illinois, Inc., American Medical Response of North Carolina, Inc., American Medical Response of Oklahoma, Inc., American Medical Response of South Carolina, Inc., American Medical Response of Tennessee, Inc., American Medical Response of Texas, Inc., American Medical Response, Inc., AMR HoldCo, Inc., Arizona Oasis Acquisition, Inc., Atlantic Ambulance Services Acquisition, Inc., Atlantic/Key West Ambulance, Inc., Atlantic/Palm Beach Ambulance, Inc., Broward Ambulance, Inc., EHR Management Co., EmCare Anesthesia Providers, Inc., EmCare HoldCo, Inc., EmCare Holdings Inc., EmCare Physician Services, Inc., EmCare, Inc., Emergency Medical Services LP Corporation, Healthcare Administrative Services, Inc., Medic One Ambulance Services, Inc., MedicWest Holdings, Inc.,

Metro Ambulance Service (Rural), Inc., Metro Ambulance Service, Inc., Midwest Ambulance Management Company, Mobile Medic Ambulance Service, Inc., Nevada Red Rock Ambulance, Inc., Nevada Red Rock Holdings, Inc., Provider Account Management, Inc., Radiology Staffing Solutions, Inc., Radstaffing Management Solutions, Inc., Seminole County Ambulance, Inc. and STAT Healthcare, Inc. is incorporated under the laws of the State of Delaware.

        Section 102(b)(7) of the General Corporation Law of the State of Delaware, or the "DGCL," permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision, however, may not eliminate or limit a director's liability (1) for breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. The certificate of incorporation of each of Affilion, Inc., Ambulance Acquisition, Inc., American Medical Pathways, Inc., American Medical Response Holdings, Inc., American Medical Response Management, Inc., American Medical Response of Colorado, Inc., American Medical Response of Georgia, Inc., American Medical Response of Illinois, Inc., American Medical Response of North Carolina, Inc., American Medical Response of Oklahoma, Inc., American Medical Response of South Carolina, Inc., American Medical Response of Tennessee, Inc., American Medical Response of Texas, Inc., American Medical Response, Inc., AMR HoldCo, Inc., Arizona Oasis Acquisition, Inc., Atlantic Ambulance Services Acquisition, Inc., Atlantic/Key West Ambulance, Inc., Atlantic/Palm Beach Ambulance, Inc., Broward Ambulance, Inc., EHR Management Co., EmCare Anesthesia Providers, Inc., EmCare HoldCo, Inc., EmCare Holdings Inc., EmCare, Inc., Emergency Medical Services LP Corporation, Medic One Ambulance Services, Inc., MedicWest Holdings, Inc., Metro Ambulance Service (Rural), Inc., Metro Ambulance Service, Inc., Midwest Ambulance Management Company, Mobile Medic Ambulance Service, Inc., Nevada Red Rock Ambulance, Inc., Nevada Red Rock Holdings, Inc., Radiology Staffing Solutions, Inc., Radstaffing Management Solutions, Inc. and Seminole County Ambulance, Inc. contains such a provision. The certificate of incorporation of each of American Medical Response Ambulance Service, Inc., EmCare Physician Services, Inc., Healthcare Administrative Services, Inc., Provider Account Management, Inc. and STAT Healthcare, Inc. does not contain such a provision.

        Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

        Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

        Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

        Section 145(e) of the DGCL provides that expenses, including attorneys' fees, incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses, including attorneys' fees, incurred by former directors and officers or other persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

        The certificate of incorporation of each of AMR HoldCo, Inc. and EmCare Holdings Inc. provides that the corporation shall indemnify its directors to the maximum extent permitted by Section 145 of the DGCL. The certificate of incorporation and/or bylaws of each of Affilion, Inc., Ambulance Acquisition, Inc., American Medical Pathways, Inc., American Medical Response Holdings, Inc., American Medical Response Management, Inc., American Medical Response of Colorado, Inc., American Medical Response of Georgia, Inc., American Medical Response of Illinois, Inc., American Medical Response of North Carolina, Inc., American Medical Response of Oklahoma, Inc., American Medical Response of South Carolina, Inc., American Medical Response of Tennessee, Inc., American Medical Response of Texas, Inc., American Medical Response, Inc., Arizona Oasis Acquisition, Inc., Atlantic Ambulance Services Acquisition, Inc., Atlantic/Key West Ambulance, Inc., Atlantic/Palm Beach Ambulance, Inc., Broward Ambulance, Inc., EHR Management Co., EmCare Anesthesia Providers, Inc., EmCare Holdings Inc., EmCare Physician Services, Inc., EmCare, Inc., Emergency Medical Services LP Corporation, Healthcare Administrative Services, Inc., Medic One Ambulance Services, Inc., MedicWest Holdings, Inc., Metro Ambulance Service (Rural), Inc., Metro Ambulance Service, Inc., Midwest Ambulance Management Company, Mobile Medic Ambulance Service, Inc., Nevada Red Rock Ambulance, Inc., Nevada Red Rock Holdings, Inc., Provider Account Management, Inc., Radiology Staffing Solutions, Inc., Radstaffing Management Solutions, Inc., Seminole County Ambulance, Inc. and STAT Healthcare, Inc. provide that the corporation shall indemnify its directors and officers to the maximum extent permitted by the DGCL. Neither the bylaws nor the certificate of incorporation of American Medical Response Ambulance Service, Inc. contains specific provisions relating to indemnification.

        The certificate of incorporation and/or bylaws of each of Affilion, Inc., Ambulance Acquisition, Inc., American Medical Pathways, Inc., American Medical Response Holdings, Inc., American Medical Response Management, Inc., American Medical Response of Colorado, Inc., American Medical Response of Georgia, Inc., American Medical Response of Illinois, Inc., American Medical Response of North Carolina, Inc., American Medical Response of Oklahoma, Inc., American Medical Response of South Carolina, Inc., American Medical Response of Tennessee, Inc., American

Medical Response of Texas, Inc., American Medical Response, Inc., Arizona Oasis Acquisition, Inc., EHR Management Co., EmCare Anesthesia Providers, Inc., EmCare Physician Services, Inc., Emergency Medical Services LP Corporation, Healthcare Administrative Services, Inc., Medic One Ambulance Services, Inc., Metro Ambulance Service (Rural), Inc., Metro Ambulance Service, Inc., Midwest Ambulance Management Company, Mobile Medic Ambulance Service, Inc., Nevada Red Rock Ambulance, Inc., Nevada Red Rock Holdings, Inc., Provider Account Management, Inc., Radiology Staffing Solutions, Inc. and Radstaffing Management Solutions, Inc. explicitly provide that the corporation shall advance expenses to its directors and officers to the maximum extent permitted by the DGCL. The certificate of incorporation and/or bylaws of each of Atlantic Ambulance Services Acquisition, Inc., Atlantic/Key West Ambulance, Inc., Atlantic/Palm Beach Ambulance, Inc., Broward Ambulance, Inc., EmCare Holdings Inc., MedicWest Holdings, Inc. and Seminole County Ambulance, Inc. provide that the corporation may advance expenses to its directors and officers to the maximum extent permitted by law. Neither the bylaws nor the certificate of incorporation of any of American Medical Response Ambulance Service, Inc., AMR HoldCo, Inc., EmCare HoldCo, Inc., EmCare, Inc. and STAT Healthcare, Inc. contains specific provisions relating to advancement of expenses.

        Section 145(g) of the DGCL specifically allows a Delaware corporation to purchase liability insurance on behalf of its directors and officers and to insure against potential liability of such directors and officers regardless of whether the corporation would have the power to indemnify such directors and officers under Section 145 of the DGCL.

        The certificate of incorporation and/or bylaws of each of Affilion, Inc., Arizona Oasis Acquisition, Inc., Atlantic Ambulance Services Acquisition, Inc., Atlantic/Key West Ambulance, Inc., Atlantic/Palm Beach Ambulance, Inc., Broward Ambulance, Inc., EHR Management Co., EmCare Anesthesia Providers, Inc., EmCare Holdings Inc., EmCare Physician Services, Inc., Emergency Medical Services LP Corporation, Healthcare Administrative Services, Inc., Medic One Ambulance Services, Inc., MedicWest Holdings, Inc., Metro Ambulance Service (Rural), Inc., Metro Ambulance Service, Inc., Nevada Red Rock Ambulance, Inc., Nevada Red Rock Holdings, Inc., Provider Account Management, Inc., Radiology Staffing Solutions, Inc., Radstaffing Management Solutions, Inc., Seminole County Ambulance, Inc. and STAT Healthcare, Inc. provide that the corporation may purchase insurance on behalf of its directors and officers to the fullest extent permitted by the DGCL. Neither the bylaws nor the certificate of incorporation of any of Ambulance Acquisition, Inc., American Medical Pathways, Inc., American Medical Response Ambulance Service, Inc., American Medical Response Holdings, Inc., American Medical Response Management, Inc., American Medical Response of Colorado, Inc., American Medical Response of Georgia, Inc., American Medical Response of Illinois, Inc., American Medical Response of North Carolina, Inc., American Medical Response of Oklahoma, Inc., American Medical Response of South Carolina, Inc., American Medical Response of Tennessee, Inc., American Medical Response of Texas, Inc., American Medical Response, Inc., AMR HoldCo, Inc., EmCare HoldCo, Inc., EmCare, Inc., Midwest Ambulance Management Company and Mobile Medic Ambulance Service, Inc. contains specific provisions relating to insurance.

        The foregoing summaries are necessarily subject to the complete text of the DGCL and each of the above registrant's certificate of incorporation and bylaws, as amended to date.

        (b)   Each of American Medical Response Delaware Valley, LLC, AMR Brockton, L.L.C., Apex Acquisition LLC, EMS Management LLC, EMS Offshore Medical Services, LLC, MSO Newco, LLC, Pinnacle Consultants Mid-Atlantic, L.L.C., Seawall Acquisition, LLC and Sun Devil Acquisition LLC is organized as a limited liability company under the laws of the State of Delaware.

        Section 18-108 of the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.) (the "Delaware LLC Act") provides that, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The limited liability company agreements of American Medical Response Delaware Valley, LLC, Apex Acquisition LLC, EMS Offshore Medical Services, LLC, MSO Newco, LLC, Pinnacle Consultants Mid-Atlantic, L.L.C., Seawall Acquisition, LLC and Sun Devil Acquisition LLC contain specific provisions relating to indemnification. The limited liability company agreements of AMR Brockton, L.L.C. and EMS Management LLC do not contain specific provisions relating to indemnification.

        In accordance with Section 18-108 of the Delaware LLC Act, Section 3.4 of the limited liability company agreement of American Medical Response Delaware Valley, LLC provides that the limited liability company shall indemnify the member for any act performed by the member with respect to limited liability company matters, except for fraud, gross negligence or an intentional breach of such limited liability company agreement by the member.

        In accordance with Section 18-108 of the Delaware LLC Act, Section 7.1 of each of the limited liability company agreements of Apex Acquisition LLC, MSO Newco, LLC, Pinnacle Consultants Mid-Atlantic, L.L.C. and Sun Devil Acquisition LLC provides that each person who was or is made or threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that they are or were a member or an officer thereof, shall be indemnified and held harmless to the fullest extent authorized by the Delaware LLC Act, as the same exists or may be amended (if such amendment allows for broader indemnification rights than such law permitted prior to such amendment), against all expenses, liabilities and losses (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith. Each of the limited liability company agreements of Apex Acquisition LLC, MSO Newco, LLC, Pinnacle Consultants Mid-Atlantic, L.L.C. and Sun Devil Acquisition LLC also provides that, except as provided in Section 7.3 of the applicable limited liability company agreement, the limited liability company shall indemnify an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized in the first instance by the member. In addition, Section 7.3 of each of the limited liability company agreements of Apex Acquisition LLC, MSO Newco, LLC, Pinnacle Consultants Mid-Atlantic, L.L.C. and Sun Devil Acquisition LLC provides that if an indemnitee is successful in whole or in part in any suit brought to enforce payment of a claim of indemnity under Section 7.1 of the applicable limited liability company agreement, or in a suit brought by the limited liability company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee, to the fullest extent permitted by law, shall be entitled to be paid also the expense of prosecuting or defending such suit. Furthermore, Section 7.2 of each of the limited liability company agreements of Apex Acquisition LLC, MSO Newco, LLC, Pinnacle Consultants Mid-Atlantic, L.L.C. and Sun Devil Acquisition LLC provides that the right to indemnification conferred in Section 7.1 of the applicable limited liability company agreement includes the right to be paid by the limited liability company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition.

        In accordance with Section 18-108 of the Delaware LLC Act, Section 10 of each of the limited liability company agreements of EMS Offshore Medical Services, LLC and Seawall Acquisition, LLC provides that the limited liability company shall indemnify, out of the assets of the limited liability company only, the manager, the manager's members, directors, officers and partners (collectively, the "Manager Affiliates") and the officers of the limited liability company, and their respective agents, to the fullest extent permitted by law and shall save and hold them harmless from and in respect of all (a) reasonable fees, costs, and expenses, including legal fees, paid in connection with or resulting from any claim, action, or demand against the limited liability company, the member, the manager, the officers of the limited liability company, or their respective agents that arise out of or in any way relate to the limited liability company, the limited liability company's properties, business or affairs and

(b) such claims, actions, and demands and any losses or damages resulting from such claims, actions and demands, including amounts paid in settlement or compromise (if recommended by attorneys for the limited liability company) of any such claim, action or demand; provided, however, that this indemnity shall not extend to conduct not undertaken in good faith nor to any conduct that constitutes recklessness, willful misconduct, gross negligence, a knowing violation of law or an intentional and material breach of the applicable limited liability company agreement. Each of the limited liability company agreements of EMS Offshore Medical Services, LLC and Seawall Acquisition, LLC also provides that expenses incurred by any indemnified person in defending a claim or proceeding covered by Section 10 of the applicable limited liability company agreement shall be paid by the limited liability company in advance of the final disposition of such claim or proceeding provided the indemnified person undertakes to repay such amount if it is ultimately determined that such person was not entitled to be indemnified. Furthermore, Section 9 of each of the limited liability company agreements of EMS Offshore Medical Services, LLC and Seawall Acquisition, LLC provides that the manager, the Manager Affiliates and the officers of the limited liability company shall not be liable to the member or any director, officer or partner of the limited liability company for any conduct or actions, except for conduct or actions adjudged not to have been undertaken in good faith or to constitute recklessness, willful misconduct, gross negligence, a knowing violation of law or an intentional material breach of the applicable limited liability company agreement.

        In addition, the members or managers and officers of American Medical Response Delaware Valley, LLC, AMR Brockton, L.L.C., Apex Acquisition LLC, EMS Management LLC, EMS Offshore Medical Services, LLC, MSO Newco, LLC, Pinnacle Consultants Mid-Atlantic, L.L.C., Seawall Acquisition, LLC and Sun Devil Acquisition LLC are parties to indemnification agreements with CDRT Holding Corporation and Emergency Medical Services Corporation and employment agreements with Emergency Medical Services Corporation. These agreements are governed by Delaware law and provide indemnification to the fullest extent legally permissible against expenses, losses, liabilities, judgments, fines, penalties and amounts paid in settlement (including all interest, taxes, assessments and other charges in connection therewith) incurred by the indemnitee or on the indemnitee's behalf in connection with any proceeding if the indemnittee is made a party to a proceeding by reason of such person's service as a director or officer of the indemnitor or any of the subsidiaries of the indemnitor.

        Section 18-406 of the Delaware LLC Act provides that a member, manager or liquidating trustee of a limited liability company shall be fully protected in relying in good faith upon the records of the limited liability company and upon information, opinions, reports or statements presented by another manager, member or liquidating trustee, an officer or employee of the limited liability company, or committees of the limited liability company, members or managers, or by any other person as to matters the member, manager or liquidating trustees reasonably believes are within such other person's professional or expert competence, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the limited liability company, or the value and amount of assets or reserves or contracts, agreements or other undertakings that would be sufficient to pay claims and obligations of the limited liability company or to make reasonable provision to pay such claims and obligations, or any other facts pertinent to the existence and amount of assets from which distributions to members or creditors might properly be paid.

        Consistent with Section 18-406 of the Delaware LLC Act, each of the limited liability company agreements of Apex Acquisition LLC, MSO Newco, LLC, Pinnacle Consultants Mid-Atlantic, L.L.C. and Sun Devil Acquisition LLC provides that in carrying out any duties under the limited liability company agreement, the member shall not be liable to the limited liability company for breach of any duty for the member's good faith reliance on the records of the limited liability company, or such information, opinions, reports or statements presented by any officer or employee of the limited liability company, or by any other person as to matters the member reasonably believes are within such other person's professional or expert competence.

        Consistent with Section 18-406 of the Delaware LLC Act, each of the limited liability company agreements of EMS Offshore Medical Services, LLC and Seawall Acquisition, LLC provides that the manager, the Manager Affiliates and officers of the limited liability company may consult with counsel and accountants respecting the limited liability company affairs and shall be fully protected and justified in acting in accordance with the advice of counsel or accountants, provided they have been selected with reasonable care.

        Section 18-1101(d) of the Delaware LLC Act provides that unless otherwise provided in a limited liability company agreement, a member or manager or other person will not be liable to a limited liability company or to another member or manager or to another person that is a party to or is otherwise bound by a limited liability company agreement for breach of fiduciary duty for the member's or manager's or other person's good faith reliance on the provisions of the limited liability company agreement. The limited liability company agreements of American Medical Response Delaware Valley, LLC, AMR Brockton, L.L.C., Apex Acquisition LLC, EMS Management LLC, EMS Offshore Medical Services, LLC, MSO Newco, LLC, Pinnacle Consultants Mid-Atlantic, L.L.C., Seawall Acquisition, LLC and Sun Devil Acquisition LLC do not contain specific provisions that override Section 18-1101(d) of the Delaware LLC Act. Furthermore, and consistent with Section 18-1101(d) of the Delaware LLC Act, each of the limited liability company agreements of Apex Acquisition LLC, MSO Newco, LLC, Pinnacle Consultants Mid-Atlantic, L.L.C. and Sun Devil Acquisition LLC provides that the sole member shall not be liable to the limited liability company for breach of any duty for the sole member's good faith reliance on the provisions of the limited liability company agreement.

        Section 18-1101(e) of the Delaware LLC Act permits a limited liability company agreement to limit or eliminate any and all liabilities for breach of contract and breach of duties (including fiduciary duties) of a member, manager or other person to a limited liability company or to another member or manager or to another person that is a party to or is otherwise bound by a limited liability company agreement. However, under Section 18-1101(e) of the Delaware LLC Act, a limited liability company agreement may not limit or eliminate liability for any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing. The limited liability company agreements of American Medical Response Delaware Valley, LLC, AMR Brockton, L.L.C., EMS Management LLC, EMS Offshore Medical Services, LLC and Seawall Acquisition, LLC do not contain specific provisions that limit or eliminate liabilities for breach of contract and breach of duties (including fiduciary duties) of a member, manager or other person as permitted by Section 18-1101(e) of the Delaware LLC Act. Consistent with Section 18-1101(e) of the Delaware LLC Act, each of the limited liability company agreements of Apex Acquisition LLC, MSO Newco, LLC, Pinnacle Consultants Mid-Atlantic, L.L.C. and Sun Devil Acquisition LLC provides that there are no implied covenants of the sole member contained in the limited liability company agreement other than those of the contractual covenant of good faith and fair dealing. Such limited liability company agreements also provide that the sole member shall not have any fiduciary or other duties to the limited liability company except as specifically provided by the limited liability company agreement, and the sole member's duties and liabilities otherwise existing at law or in equity are restricted and eliminated by the provisions of the limited liability company agreement to those duties and liabilities specifically set forth in the limited liability company agreement.

        EMSC has a Directors and Officers Liability Insurance Policy which insures the directors and officers of its subsidiaries and affiliates, including American Medical Response Delaware Valley, LLC, AMR Brockton, L.L.C., Apex Acquisition LLC, EMS Management LLC, EMS Offshore Medical Services, LLC, MSO Newco, LLC, Pinnacle Consultants Mid-Atlantic, L.L.C., Seawall Acquisition, LLC and Sun Devil Acquisition LLC, against liability incurred in their capacities as directors and officers, subject to customary limitations.

        The foregoing summaries are necessarily subject to the complete text of the Delaware LLC Act and each of the above registrant's limited liability company agreements, as amended to date.

        (c)   Regional Emergency Services, L.P. is organized as a limited partnership under the laws of the State of Delaware.

        Section 17-108 of the Delaware Revised Uniform Limited Partnership Act (6 Del. C. § 17-101, et seq.) (the "Delaware LP Act") provides that, subject to such standards and restrictions, if any, as are set forth in its partnership agreement, a limited partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever. The partnership agreement of Regional Emergency Services, L.P. does not contain specific provisions relating to indemnification.

        The general or limited partner and officers of Regional Emergency Services, L.P. are parties to indemnification agreements with CDRT Holding Corporation and Emergency Medical Services Corporation and employment agreements with Emergency Medical Services Corporation. These agreements are governed by Delaware law and provide indemnification to the fullest extent legally permissible against expenses, losses, liabilities, judgments, fines, penalties and amounts paid in settlement (including all interest, taxes, assessments and other charges in connection therewith) incurred by the indemnitee or on the indemnitee's behalf in connection with any proceeding if the indemnittee is made a party to a proceeding by reason of such person's service as a director or officer of the indemnitor or any of the subsidiaries of the indemnitor.

        Section 17-303 of the Delaware LP Act provides that a limited partner is not liable for the obligations of a limited partnership unless he is also a general partner or, in addition to the exercise of his rights and powers as a limited partner, he participates in the control of the business. However, if the limited partner does participate in the control of the business, he is liable only to persons who transact business with the limited partnership reasonably believing, based upon the limited partner's conduct, that the limited partner is a general partner.

        Section 17-407(a) of the Delaware LP Act provides that a limited partner or liquidating trustee of a limited partnership shall be fully protected in relying in good faith upon the records of the limited partnership and upon information, opinions, reports or statements presented by a general partner of the limited partnership, an officer or employee of a general partner of the limited partnership, another liquidating trustee, or committees of the limited partnership, limited partners or partners, or by any other person as to matters the limited partner or liquidating trustee reasonably believes are within such other person's professional or expert competence, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the limited partnership, or the value and amount of assets or reserves or contracts, agreements or other undertakings that would be sufficient to pay claims and obligations of the limited partnership or to make reasonable provision to pay such claims and obligations, or any other facts pertinent to the existence and amount of assets from which distributions to partners or creditors might properly be paid.

        Section 17-407(c) of the Delaware LP Act provides that a general partner of a limited partnership that is not a limited liability limited partnership shall be fully protected from liability to the limited partnership, its partners or other persons party to or otherwise bound by the partnership agreement in relying in good faith upon the records of the limited partnership and upon information, opinions, reports or statements presented by another general partner of the limited partnership, an officer or employee of the limited partnership, a liquidating trustee, or committees of the limited partnership, limited partners or partners, or by any other person as to matters the general partner reasonably believes are within such other person's professional or expert competence, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the limited partnership, or the value and amount of assets or reserves or contracts, agreements or other undertakings that would be sufficient to pay claims and obligations of the limited partnership or to make reasonable provision to pay such claims and obligations, or any other facts pertinent to the existence and amount of assets from which distributions to partners or creditors might properly be paid.

        Section 17-1101(e) of the Delaware LP Act provides that unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the partner's or other person's good faith reliance on the provisions of the partnership agreement. The partnership agreement of Regional Emergency Services, L.P. does not contain specific provisions that override Section 17-1101(e) of the Delaware LP Act.

        Section 17-1101(f) of the Delaware LP Act provides that, a partnership agreement may provide for the limitation or elimination of any and all liabilities for breach of contract and breach of duties (including fiduciary duties) of a partner or other person to a limited partnership or to another partner or to an other person that is a party to or is otherwise bound by a partnership agreement. However, under Section 17-1101(f) of the Delaware LP Act, a partnership agreement may not limit or eliminate liability for any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing. The partnership agreement of Regional Emergency Services, L.P. does not contain specific provisions that limit or eliminate any and all liabilities for breach of contract and breach of duties (including fiduciary duties) of a partner or other person as permitted by Section 17-1101(f) of the Delaware LP Act.

        EMSC has a Directors and Officers Liability Insurance Policy which insures the directors and officers of its subsidiaries and affiliates, including Regional Emergency Services, L.P., against liability incurred in their capacities as directors and officers, subject to customary limitations.

        The foregoing summaries are necessarily subject to the complete text of the Delaware LP Act and the above registrant's partnership agreement, as amended to date.

FLORIDA

        Each of A1 Leasing, Inc., Randle Eastern Ambulance Service, Inc., LifeFleet Southeast, Inc., Medi-Car Ambulance Service, Inc., Medi-Car Systems, Inc. and Physician Account Management, Inc. is incorporated under the laws of the State of Florida.

        As corporations incorporated in the State of Florida, A1 Leasing, Inc., Randle Eastern Ambulance Service, Inc., LifeFleet Southeast, Inc., Medi-Car Ambulance Service, Inc., Medi-Car Systems, Inc. and Physician Account Management, Inc. are subject to the Florida Business Corporation Act, or the Florida Corporate Act. Section 607.0831 of the Florida Corporate Act provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act regarding corporate management or policy unless (1) the director breached or failed to perform his or her duties as a director and (2) the director's breach of, or failure to perform, those duties constitutes (a) a violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (b) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (c) a circumstance under which the liability provisions of Section 607.0834 are applicable, (d) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct, or (e) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. A judgment or other final adjudication against a director in any criminal proceeding for a violation of the criminal law estops that director from contesting the fact that his or her breach, or failure to perform, constitutes a violation of the criminal law; but does not estop the director from establishing that he or she had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful.

        Under Section 607.0850 of the Florida Corporate Act, a corporation has the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of the corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, has reasonable cause to believe that his or her conduct was unlawful.

        In addition, under Section 607.0850 of the Florida Corporate Act, a corporation has the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

        Under Section 607.0850 of the Florida Corporate Act, the indemnification and advancement of expenses provided pursuant to Section 607.0850 of the Florida Corporate Act are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (a) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his or her conduct was unlawful; (b) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (c) in the case of a director, a circumstance under which the above liability provisions of Section 607.0834 are applicable; or (d) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

        Section 607.0850 also provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 607.0850.

        The bylaws of A1 Leasing, Inc. provide for the indemnification of officers and directors for losses incurred in such person's capacity as a directors or officer.

        The articles of incorporation and bylaws of Physician Account Management, Inc. provide for the indemnification of officers and directors to the fullest extent permitted by law.

        The articles of incorporation of Lifefleet Southeast, Inc. provide for the elimination of liability and the indemnification of officers and directors to the fullest extent permitted by law.

        Each of Everrad, LLC and Northwood Anesthesia Associates, L.L.C. is organized as a limited liability company under the laws of the State of Florida.

        As limited liability companies organized in Florida, Everrad, LLC and Northwood Anesthesia Associates, L.L.C. are subject to the Florida Limited Liability Company Act, or the Florida LLC Act. Section 608.4229 of the Florida LLC Act provides that, subject to such standards and restrictions, if any, as are set forth in its articles of organization or operating agreement, a limited liability company may, and shall have the power to, but shall not be required to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Notwithstanding that provision, indemnification or advancement of expenses shall not be made to or on behalf of any member, manager, managing member, officer, employee, or agent if a judgment or other final adjudication establishes that the actions, or omissions to act, of such member, manager, managing member, officer, employee or agent were material to the cause of action so adjudicated and constitute any of the following: (a) a violation of criminal law, unless the member, manager, managing member, officer, employee, or agent had no reasonable cause to believe such conduct was unlawful; (b) a transaction from which the member, manager, managing member, officer, employee, or agent derived an improper personal benefit; (c) in the case of a manager or managing member, a circumstance under which the liability provisions of Section 608.426 (relating to improper distribution to members) are applicable; or (d) willful misconduct or a conscious disregard for the best interests of the limited liability company in a proceeding by or in the right of the limited liability company to procure a judgment in its favor or in a proceeding by or in the right of a member.

        The limited liability company agreement of Everrad, LLC provides for the indemnification of the member, manager and directors to fullest extent permitted by law.

        The operating agreement of Northwood Anesthesia Associates, L.L.C. provides for the indemnification of the manager and officers to fullest extent permitted by law.

GEORGIA

        Each of Puckett Ambulance Service, Inc., Troup County Emergency Medical Services, Inc., Medic One of Cobb, Inc. and Metro Ambulance Services, Inc. is incorporated under the laws of the State of Georgia.

        Subsection (a) of Section 14-2-851 of the Georgia Business Corporation Code (the "GABCC") provides that a corporation may indemnify an individual who is a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if: (i) such individual conducted himself or herself in good faith and (ii) such individual reasonably believed: (A) in the case of conduct in his or her official capacity, that such conduct was in the best interests of the corporation; (B) in all other cases, that such conduct was at least not opposed to the best interests of the corporation; and (C) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. Subsection (d) of Section 14-2-851 of the GABCC provides that a corporation may not indemnify a director: (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding, if it is determined that the director has met the relevant standard of conduct or (ii) in connection with any proceeding with respect to conduct for which he or she was adjudged liable on the basis that personal benefit was improperly received by him or her, whether or not involving action in his or her official capacity. Notwithstanding the foregoing, pursuant to Section 14-2-854, a court shall order a corporation to indemnify or give an advance for expenses to a director if such court determines the director is entitled to indemnification or advance for expenses under Section 14-2-854 or if it determines that in view of all relevant circumstances, it is fair and reasonable, even if the director has not met the standard of conduct set forth in subsections (a) and (b) of Section 14-2-851 of the GABCC or was adjudged liable in a proceeding referred to in subsection (d) of Section 14-2-851 of the GABCC, but if the director was adjudged so liable, the indemnification shall be limited to reasonable expenses incurred by the director in connection with the proceeding. Section 14-2-852 of the GABCC provides that a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because he or she was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

        Subsection (c) of Section 14-2-857 of the GABCC provides that an officer of the corporation who is not a director is entitled to mandatory indemnification under Section 14-2-852 and may apply to a court under Section 14-2-854 for indemnification or advances for expenses, in each case to the same extent to which a director may be entitled to indemnification or advances for expenses under those provisions. In addition, subsection (d) of Section 14-2-857 provides that a corporation may also indemnify and advance expenses to an employee or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, action of its board of directors or contract.

        The bylaws of Metro Ambulance Services, Inc. provide that any person made a party to any action, suit or proceeding, by reason of the fact that he, his testator or intestate representative is or was a director, officer or employee of the company, or of any company in which he served as such at the request of the company, shall be indemnified by the company against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceedings, or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding, or in connection with any appeal therein that such officer, director or employee is liable for negligence or misconduct in the performance of his duties. This right of indemnification is not deemed exclusive of any other rights to which any officer or director or employee may be entitled apart from the provisions of the bylaws. The amount of indemnity to which any officer or any director may be entitled shall be fixed by the company's board of directors, except that in any case where there is no disinterested majority of the board available, the amount shall be fixed by arbitration pursuant to the then existing rules of the American Arbitration Association.

        The articles of incorporation and bylaws of each of Puckett Ambulance Service, Inc., Troup County Emergency Medical Services, Inc. and Medic One of Cobb, Inc. are silent with respect to the indemnification of the officers and directors of the corporation.

HAWAII

        International Life Support, Inc. is incorporated under the laws of the State of Hawaii.

        Section 414-242 of the Hawaii Business Corporation Act provides that a corporation may indemnify an individual who is a party to a proceeding because the individual is a director against liability incurred in the proceeding if either: (A) the individual conducted himself or herself in good faith; the individual reasonably believed: (i) in the case of conduct in the individual's official capacity, that the individual's conduct was in the best interests of the corporation; and (ii) in all other cases, that the individual's conduct was at least not opposed to the best interests of the corporation; and (iii) in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful; or (B) the individual engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation.

        Under Section 414-246 of the Hawaii Business Corporation Act, indemnification under Section 414-242 may be made only as authorized for a specific proceeding upon a determination that indemnification is permissible because the director has met the applicable standard of conduct, with such determination to be made: (A) if there are at least two disinterested directors, by a majority vote of all of the disinterested directors or by majority vote of the members of a committee of two or more disinterested directors appointed by such a vote of the disinterested directors; or (B) by special legal counsel selected in the manner specified in the section; or (C) by a vote of shareholders holding a majority of the shares other than shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director.

        To the extent that a director is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director was a director of the corporation, the corporation is required by Section 414-243 of the Hawaii Business Corporation Act to indemnify such director for reasonable expenses incurred in connection with the proceeding.

        Under Section 414-244 of the Hawaii Business Corporation Act, a corporation, before final disposition of a proceeding, may advance funds to pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding because the director is a director of the corporation if the director delivers certain specified written affirmations and undertakes to repay any funds advanced if the director is not entitled to mandatory indemnification under Section 414-243 of the Hawaii Business Corporation Act and it is ultimately determined that the director has not met the relevant standard of conduct under Section 414-242 of the Hawaii Business Corporation Act. Under certain circumstances, under Section 414-245 of the Hawaii Business Corporation Act, a director who is a party to a proceeding because the director is a director of the corporation may apply to the court conducting the proceeding or to another court of competent jurisdiction to obtain indemnification or an advance for expenses.

        Under Section 414-247 of the Hawaii Business Corporation Act, a corporation may indemnify and advance expenses to an officer who is a party to a proceeding because the officer is an officer of the corporation: (A) to the same extent as a director; and (B) if the person is an officer but not a director (or is both an officer and a director but is made a party to the proceeding by reason of an act or omission solely as an officer), to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors or contract except for liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding, or liability arising out of conduct that constitutes: (i) receipt by the officer of a financial benefit to which the officer is not entitled; (ii) an intentional infliction of harm on the corporation or the shareholders; or (iii) an intentional violation of criminal law.

        An officer of a corporation who is not a director is entitled to mandatory indemnification under Section 414-243 of the Hawaii Business Corporation Act and may apply to a court under Section 414-245 of the Hawaii Business Corporation Act for indemnification or an advance for expenses, in each case to the same extent to which a director may be entitled to indemnification or advance for expenses.

        The Hawaii Business Corporation Act also provides that a corporation may include indemnification provisions in its articles of incorporation, bylaws or in a resolution adopted or a contract approved by its board of directors or shareholders that are broader than the foregoing provisions. While no such provisions are currently contained in the articles of incorporation or bylaws of International Life Support, Inc., certain of the directors and officers of International Life Support, Inc. are parties to indemnification agreements with CDRT Holding Corporation and Emergency Medical Services Corporation and employment agreements with Emergency Medical Services Corporation. These agreements, which are governed by Delaware law, provide for mandatory indemnification to the fullest extent legally permissible or permitted if the indemnittee is made a party to a proceeding by reason of such person's service as a director or officer of the indemnitor or any of the subsidiaries of the indemnitor. To the extent that Hawaii law would govern the extent to which indemnification may be provided to directors and officers of a Hawaii corporation, then, under Section 414-249(a) of the Hawaii Business Corporation Act, a provision that mandates indemnification to the fullest extent permitted by law (a) is deemed to satisfy the authorization requirements set forth in Section 414-246 of the Hawaii Business Corporation Act, (b) is deemed to require the corporation to advance funds to pay for or reimburse expenses in connection with the proceeding to the fullest extent permitted by law and (c) requires indemnification for liability except liability: (i) for receipt of a financial benefit to which the director or officer is not entitled; (ii) for an intentional infliction of harm on the corporation or the shareholders; (iii) for an intentional violation of criminal law; (iv) in the case of a director, for a violation of Section 414-223 (imposing liability if the director did not discharge the director's duties with respect to an unlawful distribution); and (v) in the case of an officer, in connection with a proceeding by or in the right of the corporation other than for reasonable expenses in connection with the proceeding.

ILLINOIS

        Each of LifeCare Ambulance Service, Inc. ("LifeCare") and TEK Ambulance, Inc. ("TEK") (together, the "Illinois Corporation Guarantors") is incorporated under the laws of the State of Illinois.

        Section 8.75(a) of the Illinois Business Corporation Act of 1983, as amended ("BCA"), provides that a corporation may indemnify a director, officer, employee or agent of the corporation in any action, suit or proceeding other than an action by or in the right of the corporation, against expenses (including attorneys' fees), judgments, fines and settlement amounts actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

        Section 8.75(b) provides that the corporation may indemnify any such person in any action or suit by or in the right of the corporation against expenses (including attorneys' fees) and settlement amounts actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be or not opposed to the best interests of the corporation, except that he or she may not be indemnified in respect of any matter in which he or she has been adjudged liable to the corporation, unless authorized by the court.

        Section 8.75(c) provides that a corporation may indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she has been successful in defense of such action, suit or proceeding, if such action, suit or proceeding is one for which the corporation may indemnify him or her under Sections 8.75(a) or (b), and if the person acted in good faith and in a manner he or she reasonably believe to be in, or not opposed to, the best interests of the corporation.

        The indemnification provided for by Section 8.75 shall not be deemed exclusive of any other rights to which the person indemnified may be entitled under any by-law, agreement, vote or shareholders or otherwise, both as to actions in his or her official capacity or other capacity while holding such office.

        The bylaws of each Illinois Corporation Guarantor include provisions relating to indemnity of various persons servicing such corporations.

        Section 5.1 of the bylaws of each Illinois Corporation Guarantor provide that such corporation shall, to the fullest extent to which it is empowered to do so and in accordance with the procedures required by the BCA and other applicable laws, as may from time to time be in effect, indemnify every person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprises against all expenses, including attorneys' fees, judgments, fines and amounts incurred by him or her in connection with such action, suit or proceeding. The bylaws provide that the provisions of Section 5.1 shall be deemed to be a contract between the corporation and each director or officer who serves in any such capacity at any time while such Section 5.1 and relevant provisions of the BCA or other applicable laws are in effect, and any repeal or modification thereof shall not affect any state of facts then or theretofore existing or any action, suit or proceeding theretofore existing or thereafter brought based upon any such state of acts.

        Persons who are not covered by Section 5.1 of such bylaws and who are or were employees or agents of the corporation, or who are or were serving at the request of the corporation as employees or agents of another corporation, joint venture, partnership, trust or other enterprise, may be indemnified to the extent the corporation is empowered to do so by the BCA or other applicable laws, when and as authorized at any time from time to time by the board of directors, in its sole discretion.

        Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of final disposition of such action, suit or proceeding upon receipt of a written agreement by or on behalf of a director or officer to undertake to repay such amount, unless it shall ultimately be determined that he or she is entitled to be indemnified by the corporation as authorized in Article 5. Advancement of expenses shall apply to employees or agents when the board of directors has authorized such indemnification under the provisions of the preceding paragraph.

        The indemnification and advancement of expenses provided for or permitted by Article 5 or granted under the BCA shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled by law, agreement or otherwise and shall continue as to a person who ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrator of such person.

        The corporation shall have the power to purchase and maintain, on behalf of any person who is or was a director, officer, employee or agent or the corporation or is or was servicing at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, insurance against any liability asserted against such person and incurred by such person in any capacity or arising out of such person's status as such whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Article 5.

        If, pursuant to Article 5 of the bylaws, the corporation has paid to indemnify or has advanced expenses to a director, officer, employee or agent, the corporation shall report the indemnification or advance in writing to the shareholder with or before the notice of the next shareholders meeting.

        Mission Care of Illinois, LLC ("Mission Care") is organized as a limited liability company under the laws of the State of Illinois.

        Section 15-5(b)(6) of the Illinois Limited Liability Company Act (the "LLC Act") provides that no operating agreement of a limited liability company may eliminate or reduce a member's fiduciary duties but may (a) identify specific types or categories of activities that do not violate such duties, if not manifestly unreasonable, and (b) specify the number or percentage of members or disinterested members or disinterested managers that may authorize or ratify, after full disclosure of all material facts, a specific act or transaction that otherwise would violate those duties.

        Mission Care is managed by a manager (the "Manager") which is a Missouri limited liability company. The operating agreement of Mission Care provides that Mission Care shall, to the fullest extent not prohibited by applicable law, defend, indemnify, advance the costs and expenses of defense of, and hold harmless, the manager against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation made or brought against the Manager and those individuals (the "Individuals") granted authority to act on behalf of the Manager pursuant to resolutions adopted from time to time by the Manager by reason of the fact that the Manager or such Individual is or was the Manager or is or was granted authority to act on behalf of the Manager or by reason of any act or omission of the Manager or such Individual granted authority to act on behalf of the Manager, in such capacity; provided that neither the Manager nor any Individual shall be indemnified against any expenses, claims or liabilities arising out of the manager's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

INDIANA

        Mercy Ambulance of Evansville, Inc. is incorporated under the laws of the State of Indiana.

        Chapter 37 of Indiana Code 23-1, the Indiana Business Corporation Law (the "IBCL"), states that a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if (i) the individual's conduct was in good faith; and (ii) the individual reasonably believed, (a) in the case of conduct in the individual's official capacity with the corporation, that the individual's conduct was in its best interests, and, (b) in all other cases, that the individual's conduct was at least not opposed to the corporation's best interests; and (iii) in the case of any criminal proceeding, the individual either had reasonable cause to believe the individual's conduct was lawful or had no reasonable cause to believe the individual's conduct was unlawful. The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in Chapter 37 of the IBCL.

        Unless limited by its articles of incorporation, a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding. A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if the director furnishes the corporation a written affirmation of the director's good faith belief that the director has met the standard of conduct described in Chapter 37 of the IBCL, the director furnishes the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that the director did not meet such standard of conduct and a determination is made that the facts then known to those making the determination would not preclude indemnification under Chapter 37 of the IBCL. A corporation may not indemnify a director unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth under Chapter 37 of the IBCL. The determination may be made by the board of directors by majority vote of a quorum consisting of directors not at the time parties to the proceeding, or by other methods specified in Chapter 37 of the IBCL.

        A corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, member, manager, trustee, employee, or agent of another foreign or domestic corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, or other enterprise, against liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a director, officer, member, manager, employee, or agent.

        The indemnification and advance for expenses provided for or authorized by Chapter 37 of the IBCL does not exclude any other rights to indemnification and advance for expenses that a person may have under a corporation's articles of incorporation, bylaws, a resolution of the board of directors or of the shareholders or any other authorization, whenever adopted, after notice, by a majority vote of all the voting shares then issued and outstanding.

        The Indiana Corporation's articles of incorporation provide that the Indiana Corporation shall indemnify any person who is or was a director, officer or employee of the Indiana Corporation, or who is serving or served in such capacity at another corporation at the request of the Indiana Corporation, against any and all liability and reasonable expense incurred in connection with a proceeding in which such person is involved because of such position, provided that such person acted in good faith in what he reasonably believed to be the best interests of the Indiana Corporation or other corporation, and, in any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. Indemnification shall be mandatory for any such person who is wholly successful, on the merits or otherwise, with respect to the proceeding. In other cases, indemnification shall be at the discretion of the Indiana Corporation, but only if (1) the board of directors, acting with a quorum consisting of directors not at the time parties to the proceeding, finds that the person met the required standard of conduct, or (2) independent legal counsel provides a written opinion that the person met the required standard of conduct. If several claims, issues or matters of action are involved, the director, officer or employee may be entitled to indemnification for some matters but not for others. The Indiana Corporation may advance expenses incurred by such persons, or may undertake the defense of such persons at the Indiana Corporation's own expense, provided that the director, officer or employee undertakes to repay all such expenses if it is ultimately determined that they are not entitled to indemnification. The right to indemnification is not exclusive of any other rights to which a person may be entitled by law or agreement.

MARYLAND

        Templeton Readings, LLC ("Templeton") is organized as a limited liability company under the laws of the State Maryland.

        Section 4A-203(14) of the Maryland Limited Liability Company Act provides that a limited liability company may indemnify any member, agent, or employee of the limited liability company from and against any and all claims and demands, except in the case of an action or failure to act by the member, agent, or employee which constitutes willful misconduct or recklessness and subject to any restrictions set forth in the articles of organization or operating agreement.

        Templeton is a limited liability company organized under the laws of the State of Maryland. The Second Amended and Restated Operating Agreement of Templeton provides that its sole member, as manager of the limited liability company, may provide for such indemnification of such persons as the member deems appropriate.

MASSACHUSETTS

        American Medical Response of Massachusetts, Inc. is a Massachusetts corporation.

        As a corporation incorporated in the Commonwealth of Massachusetts, American Medical Response of Massachusetts, Inc. is subject to the Massachusetts Business Corporation Act, 156D of the Massachusetts General Laws (the "MBCA"). Section 8.51 of the MBCA provides that a corporation may indemnify a director against liability if (i) (1) he or she conducted himself or herself in good faith; (2) he or she reasonably believed that his or her conduct was in the best interest of the corporation or that his or her conduct was at least not opposed to the best interests of the corporation; and (3) in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful; or (ii) he or she engaged in conduct for which he or she shall not be liable under a provision of the corporation's articles of organization authorized by Section 2.02(b)(4) of the MBCA. Section 8.52 of the MBCA provides that a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director of the corporation against reasonable expenses incurred by him or her in connection with the proceeding.

        Section 8.56 of the MBCA provides that a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation (i) to the same extent as a director and (ii) if he or she is an officer but not a director, to such further extent as may be provided by the articles of organization, the bylaws, a resolution of the board of directors, or contract except for liability arising out of acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law. Section 8.56 also provides that an officer of a corporation who is not a director is entitled to mandatory indemnification under Section 8.52, and that the officer may apply to a court for indemnification or an advance for expenses, in each case to the same extent to which a director may be entitled to indemnification or advance under those provisions.

        Section 8.57 of the MBCA also affords a Massachusetts corporation the power to obtain insurance on behalf of its directors and officers against liabilities incurred by them in these capacities.

        The articles of organization and bylaws of American Medical Response of Massachusetts, Inc. are silent on indemnification of directors and officers.

MICHIGAN

        Paramed, Inc. (the "Michigan Corporation") is incorporated under the laws of the State of Michigan.

        Under Section 561 of the Michigan Business Corporation Act (the "MBCA"), a Michigan corporation may indemnify a director or officer (among others) who is a party or threatened to be made a party to any civil, criminal, administrative or investigative action, suit or proceeding (other than actions by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or of another enterprise at the corporation's request, against expenses, including attorneys' fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection therewith. Such indemnification is proper if the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, in the case of a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        Section 562 of the MBCA permits a Michigan corporation to provide similar indemnity against amounts paid in settlement and expenses, including attorneys' fees, actually and reasonably incurred by a director or officer (among others) in actions or suits by or in the right of the corporation except in respect of any claim, issue or matter as to which such person has been found liable to the corporation, unless and only to the extent that a court determines that, despite the adjudication of the liability but in view of all the relevant circumstances, such person is fairly and reasonably entitled to indemnity. If indemnification is deemed appropriate despite the adjudication of liability, it is limited to reasonable expenses incurred.

        Under Section 563 of the MBCA, if a director or officer is successful in defending against an action, suit, or proceeding described in Sections 561 or 562, a Michigan corporation must indemnify such director or officer against his or her actual and reasonable expenses, including attorneys' fees, incurred by him or her in the defense and in any action, suit or proceeding brought to enforce such mandatory indemnification.

        Section 564b of the MBCA permits a Michigan corporation to advance the reasonable expenses incurred by a director or officer (among others) in an action, suit, or proceeding if the person furnishes to the corporation a written undertaking to repay the advance if it is ultimately determined that he or she did not meet the applicable standard of conduct, if any, required by the MBCA for the indemnification of a person under the circumstances.

        Section 567 of the MBCA provides that a Michigan corporation may maintain insurance on behalf of a director or officer (among others), or any person serving as such for another enterprise at the corporation's request, against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against liability under the indemnification provisions described above.

        Under Section 565 of the MCBA, the indemnification or advancement of expenses provided for in the MBCA is not exclusive of other rights to which a person seeking indemnification or advancement of expenses may be entitled under the corporation's articles of incorporation, by-laws, or a contractual agreement, but the total amount of expenses advanced or indemnified shall not exceed the amount of actual expenses incurred by the person seeking indemnification or advancement.

        Neither the articles of incorporation nor the by-laws of the Michigan Corporation contain provisions regarding the indemnification of officers or directors.

MISSOURI

        Each of Abbott Ambulance, Inc. ("Abbott"), EmCare Physician Providers, Inc. ("EmCare"), Medevac MidAmerica, Inc. ("MMA"), Medevac Medical Response, Inc. ("MMR") (collectively, "Missouri Corporate Guarantors") is incorporated under the laws of the State of Missouri.

        Section 351.355(1) of the Revised Statutes of Missouri provides that a corporation may indemnify a director, officer, employee or agent of the corporation in any action, suit or proceeding other than an action by or in the right of the corporation, against expenses (including attorneys' fees), judgments, fines and settlement amounts actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. Section 351.355(2) provides that the corporation may indemnify any such person in any action or suit by or in the right of the corporation against expenses (including attorneys' fees) and settlement amounts actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that he or she may not be indemnified in respect of any matter in which he or she has been adjudged liable for negligence or misconduct in the performance of his duty to the corporation, unless authorized by the court. Section 351.355(3) provides that a corporation may indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she has been successful in defense of such action, suit or proceeding and if such action, suit or proceeding is one for which the corporation may indemnify him or her under Section 351.355(1) or (2). Section 351.355(7) provides that a corporation shall have the power to give any further indemnity to any such person, in addition to the indemnity otherwise authorized under Section 351.355, provided such further indemnity is either (i) authorized, directed or provided for in the articles of incorporation of the corporation or any duly adopted amendment thereof or (ii) is authorized, directed or provided for in any by-law or agreement of the corporation which has been adopted by a vote of the stockholders of the corporation, provided that no such indemnity shall indemnify any person from or on account of such person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

        The articles of incorporation of each of the Missouri Corporate Guarantors provide that such Missouri Corporate Guarantor shall indemnify its directors and officers against any claims, liability or expense incurred as a result of such service, or any other company or enterprise when they are serving in the capacities of director, officer, employee or agent at the request of each such entity, to the maximum extent permitted by law. The respective articles of incorporation of each of the Missouri Corporate Guarantors provide that each such entity may, if it deems appropriate, indemnify its employees and agents against any claims, liability or expense incurred as a result of such service, or any other company or enterprise when they are serving in the capacities of director, officer, employee or agent at the request of such Missouri Corporate Guarantor, to the maximum extent permitted by law or to such lesser extent as such Missouri Corporate Guarantor, in its discretion, may deem appropriate. Except as otherwise permitted by law, no persons may be indemnified, including under any indemnification agreement from or on account of such person's conduct which is finally adjudged to be knowingly fraudulent, deliberately dishonest or willful misconduct. The respective articles of incorporation also provide that the each such Missouri Corporate Guarantor shall advance expenses to a director or officer, and may advance expenses to an employee or agent, in advance of the final disposition of any action, suit or proceeding upon receipt of an undertaking by or on behalf of any such person to repay such amount unless it is ultimately determined that any such person is entitled to be indemnified by such Missouri Corporate Guarantor. Further, the articles of incorporation of each Missouri Corporate Guarantor state that the respective board of directors of each such entity shall have the power to cause the entity to purchase and maintain insurance on behalf of any director, officer, employee or agent against any liability incurred in any such capacity, arising out of his status as such, whether or not such Missouri Corporate Guarantor would have the power to indemnify him or her against such liability under the provisions of the articles of incorporation. The bylaws of the Missouri Corporate Guarantors contain provisions substantially consistent with the terms set forth in each of their respective articles of incorporation.

        The directors or officers of the Missouri Corporate Guarantors who are directors or officers of Emergency Medical Services Corporation or its affiliates may also be entitled to indemnification pursuant to the charter documents of such companies or under the provisions of agreements with such companies providing indemnification to them since they serve as directors or officers of the Missouri Corporate Guarantors at the request of Emergency Medical Services Corporation or its affiliates, as the case may be. Emergency Medical Services Corporation maintains a policy of insurance under which the directors and officers of the Missouri Corporate Guarantors are insured, subject to the limits of the policy, against certain losses, as defined in the policy, arising from claims made against such directors and officers by reason of any wrongful acts, as defined in the policy, in their respective capacities as directors or officers.

        Each of Mission Care of Missouri, LLC, Mission Care Services, LLC and Access 2 Care, LLC (collectively, the "Missouri LLC Guarantors") is organized as a limited liability company under the laws of the State of Missouri.

        Section 347.088.2 of the Missouri Limited Liability Company Act provides that, to the extent that, at law or equity, a member or manager or other person has duties, including fiduciary duties, and liabilities relating to those duties to the limited liability company or to another member, manager, or other person that is party to or otherwise bound by an operating agreement (1) any such member, manager, or other person acting under the operating agreement shall not be liable to the limited liability company or to any such other member, manager, or other person for the member's, manager's, or other person's good faith reliance on the provisions of the operating agreement; and (2) the member's, manager's or other person's duties and liabilities may be expanded or restricted by provision in the operating agreement.

        Each of the Missouri LLC Guarantors are managed by a manager. The operating agreement of each of the Missouri LLC Guarantors provides that the limited liability company shall, to the fullest extent not prohibited by applicable law, defend, indemnify, advance the costs and expenses of defense of, and hold harmless, the manager against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts, whether civil, criminal, administrative or investigative, made or brought against the manager by reason of the fact that the manager is or was the manager, or by reason of any act of omission of the Manager in such capacity; provided, however, that the manager shall not be indemnified against any expenses, claims or liabilities arising out of the managers' conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

        The managers or officers of the Missouri LLC Guarantors who are directors or officers of Emergency Medical Services Corporation or its affiliates may also be entitled to indemnification pursuant to the charter documents of such companies or under the provisions of agreements with such companies providing indemnification to them since they serve as managers or officers of Missouri LLC Guarantors at the request of Emergency Medical Services Corporation or its affiliates, as the case may be. Emergency Medical Services Corporation maintains a policy of insurance under which the officers of Missouri LLC Guarantors are insured, subject to the limits of the policy, against certain losses, as defined in the policy, arising from claims made against such officers by reason of any wrongful acts, as defined in the policy, in their respective capacities as managers or officers.

NEVADA

        Each of American Investment Enterprises, Inc., MedicWest Ambulance, Inc. and Mercy, Inc. is incorporated under the laws of the State of Nevada.

        Under Nevada Revised Statutes ("NRS") 78.138, unless the articles of incorporation provide for greater individual liability, a director or officer is not individually liable to a corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that such act or failure to act constituted a breach of fiduciary duties and such breach involved intentional misconduct, fraud or a knowing violation of law. NRS 78.7502 provides that a corporation may indemnify any person for expenses incurred in connection with a threatened, pending or completed action, suit or proceeding in which he or she was, is or is threatened to be made a party by reason of being or having been a director, officer, employee or agent of the corporation or serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if such person (i) is not liable pursuant to NRS 78.138 or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation must indemnify a director, officer, employee or agent against expenses actually and reasonably incurred by him or her in connection with the defense of any action, suit or proceeding to the extent that he or she has been successful on the merits or otherwise.

        NRS 78.751 provides that unless ordered by a court or advanced, discretionary indemnification of a director, officer, employee or agent pursuant to NRS 78.7502 may be made by a corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances. Such determination must be made by: (i) the stockholders, (ii) the board of directors by majority vote of a quorum consisting of disinterested directors or (iii) independent legal counsel in a written opinion if (a) a majority vote of a quorum consisting of disinterested directors so orders or (b) a quorum consisting of disinterested directors cannot be obtained. A corporation may, in its articles of incorporation or bylaws or by agreement, provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to indemnification. Unless ordered by a court or advanced, indemnification may not be made to or on behalf of any director or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

  American Investment Enterprises, Inc. ("AIE")

        The bylaws of AIE provide that, subject to the laws of the State of Nevada, AIE shall indemnify any of its directors, officers, employees or agents, or any person serving in any such capacity of any other entity or enterprise at the request of AIE, against any and all legal expenses (including attorneys' fees), claims and/or liabilities arising out of any action, suit or proceeding, except an action by or in the right of AIE. AIE is not required to indemnify any person unless such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of AIE and, with respect to any criminal action or proceeding, where there was no reasonable cause to believe the conduct was unlawful. AIE shall reimburse or otherwise indemnify any director, officer, employee or agent against legal expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense of any action, suit or proceeding to the extent such person is successful on the merits or otherwise. AIE may not indemnify any person adjudged to be liable for negligence or misconduct in the performance of a duty to AIE unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

        AIE shall provide indemnification only when authorized in the specific case and upon a determination that indemnification is proper by: (i) the stockholders, (ii) a majority vote of a quorum consisting of disinterested directors or (iii) independent legal counsel in a written opinion, if a quorum of disinterested directors orders or if a quorum of disinterested directors cannot be obtained.

        Expenses incurred in defending any action, suit or proceeding may be paid by AIE in advance of the final disposition, when authorized by the board of directors, upon receipt of any undertaking by or on behalf of the person defending to repay such advances if indemnification is not ultimately available pursuant to the bylaws. Indemnification provided by the bylaws of AIE shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

  MedicWest Ambulance, Inc. ("MedicWest")

        The articles of incorporation of MedicWest provide that the personal liability of its directors and officers is eliminated to the fullest extent permitted by the NRS. MedicWest shall indemnify its officers and directors from and against any and all expenses, liabilities and other matters under and to the fullest extent permitted by NRS 78.751. Indemnification provided in MedicWest's articles of incorporation is not exclusive of any other rights and shall continue as to any person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such person. MedicWest shall pay or otherwise advance all expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as such expenses are incurred and in advance of the final disposition of the action, suit or proceeding, provided that the indemnified officer or director undertakes to repay the amounts so advanced if a court of competent jurisdiction ultimately determines that such officer or director is not entitled to be indemnified. MedicWest may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director or officer, or is or was serving at the request of MedicWest as a director or officer of another corporation, partnership, joint venture, trust or other enterprise for liabilities incurred by or asserted against such person in such person's capacity as a director or officer or arising out of such person's status as such, whether or not MedicWest has the authority to indemnify such person against such liabilities.

        The bylaws of MedicWest provide that any person made a party to any action, suit or proceeding, by reason of the fact that he is or was a director, officer or employee of MedicWest or of any corporation in which he served as such at the request of MedicWest, shall be indemnified against reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceeding, except in relation to matters as to which it is adjudged that such officer, director or employee is liable for gross negligence or misconduct in the performance of his duties. The amount of indemnity to which any officer or any director may be entitled shall be fixed by the board of directors, except that in any case in which there is no disinterested majority of the board of directors available, the amount shall be fixed by arbitration pursuant to the then existing rules of the American Arbitration Association.

  Mercy, Inc. ("Mercy")

        The bylaws of Mercy provide that it shall indemnify any of its directors, officers, employees or agents, or any person serving in any such capacity of any other entity or enterprise at the request of Mercy, against any and all legal expenses (including attorneys' fees), claims and/or liabilities arising out of any action, suit or proceeding, except an action by or in the right of Mercy. Mercy may, but is not required to, indemnify any person unless such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Mercy and, with respect to any criminal action or proceeding, where there was no reasonable cause to believe the conduct was unlawful. Mercy shall reimburse or otherwise indemnify any director, officer, employee or agent against legal expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense of any action, suit or proceeding to the extent such person is successful on the merits or otherwise.

        Mercy shall provide indemnification only when authorized in the specific case and upon a determination that indemnification is proper by: (i) the stockholders, (ii) a majority vote of a quorum consisting of disinterested directors or (iii) independent legal counsel in a written opinion, if a quorum of disinterested directors orders or if a quorum of disinterested directors cannot be obtained.

        Expenses incurred in defending any action, suit or proceeding may be paid by Mercy in advance of the final disposition, when authorized by the board of directors, upon receipt of any undertaking by or on behalf of the person defending to repay such advances if indemnification is not ultimately available pursuant to the bylaws. Indemnification provided by the bylaws of Mercy shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

NEW YORK

        Each of Adam Transportation Service, Inc., Associated Ambulance Service, Inc., Five Counties Ambulance Service, Inc., Park Ambulance Service, Inc., and Sunrise Handicap Transport Corp. is incorporated under the laws of the State of New York.

        Section 722(a) of the New York Business Corporation Law (the "NYBCL") provides that a corporation may indemnify any person, made or threatened to be made, a party to an action or proceeding, other than one by or in the right of the corporation, including an action by or in the right of any other corporation or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, because he was a director or officer of the corporation, or served such other corporation or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or in the case of service for any other corporation or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful.

        Section 722(c) of the NYBCL provides that a corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for another corporation or other enterprise, not opposed to, the best interests of the corporation. The corporation may not, however, indemnify any officer or director pursuant to Section 722(c) in respect of (i) a threatened action, or a pending action which is settled or otherwise disposed of, or (ii) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought or, if no action was brought, any court of competent jurisdiction, determines upon application, that the person is fairly and reasonably entitled to indemnity for such portion of the settlement and expenses as the court deems proper.

        Section 723 of the NYBCL provides that a director who has been successful, on the merits or otherwise, in the defense of a civil or criminal action of the character set forth in Section 722 is entitled to indemnification as permitted in such section. Section 724 of the NYBCL permits a court to award the indemnification required by Section 722.

        The certificates of incorporation of Adam Transportation Service, Inc., Associated Ambulance Service, Inc., Five Counties Ambulance Service, Inc., Park Ambulance Service, Inc., and Sunrise Handicap Transport Corp. do not contain specific provisions relating to indemnification.

        The by-laws of Adam Transportation Service, Inc., Associated Ambulance Service, Inc., Five Counties Ambulance Service, Inc., Park Ambulance Service, Inc., and Sunrise Handicap Transport Corp. do not contain specific provisions relating to indemnification.

        EMSC has a Directors and Officers Liability Insurance Policy which insures the directors and officers of its subsidiaries and affiliates, including Adam Transportation Service, Inc., Associated Ambulance Service, Inc., Five Counties Ambulance Service, Inc., Park Ambulance Service, Inc., and Sunrise Handicap Transport Corp., against liability incurred in their capacities as directors and officers, subject to customary limitations.

OHIO

        Physicians & Surgeons Ambulance Service, Inc is incorporated under the laws of the State of Ohio.

        Section 1701.13(E)(1) of the Ohio Revised Code provides that a corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with such proceeding if the director or officer acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that this conduct was unlawful. Section 1701.13(E)(2) of the Ohio Revised Code provides that in connection with any threatened, pending, or completed proceeding, by or in the right of the corporation to procure a judgment in its favor, no indemnification shall be made (subject to certain exceptions) if: (a) such person shall have been adjudged to be liable for negligence or misconduct in the performance of the person's duty to the corporation unless and only to the extent that the court in which the proceeding was brought shall determine upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper; or (b) the only liability asserted against a director in a proceeding is for the director voting for or assenting to the following: the payment of a dividend or distribution, the making of a distribution of assets to shareholders, or the purchase or redemption of the corporation's own shares in violation of Ohio law or the corporation's articles of incorporation; a distribution of assets to shareholders during the winding up of the affairs of the corporation, or on dissolution or otherwise, without the payment of all known obligations of the corporation or without making adequate provision for their payment; or the making of a loan, other than in the usual course of business, to an officer, director or shareholder of the corporation other than in the case of at the time of the making of the loan, a majority of the disinterested directors of the corporation voted for the loan and taking into account the terms and provisions of the loan and other relevant factors, determined that the making of the loan could reasonably be expected to benefit the corporation. Additionally, Section 1701(E)(3) of the Ohio Revised Code provides that, to the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding, or in defense of any claim, issue, or matter therein, the corporation must indemnify him against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

        Section 1701.59(D) of the Ohio Revised Code provides that, unless otherwise provided in the articles of incorporation or bylaws, a director shall be liable in damages for any action that the director takes or fails to take as a director only if it is proved by clear and convincing evidence in a court of competent jurisdiction that the director's action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation.

        Neither the Articles of Incorporation nor the By-Laws of Physicians & Surgeons Ambulance Service, Inc. contains any provisions regarding indemnification. As a result, the general provisions of the Ohio Revised Code described above apply.

OREGON

        American Medical Response Northwest, Inc. is incorporated under the laws of the State of Oregon.

        Sections 60.387 through 60.414 of the Oregon Business Corporation Act (the "OBCA"), subject to the limitations and procedures contained therein, provide for mandatory and discretionary indemnification of a corporation's directors, officers and other personnel, and related matters.

        Section 60.391 of the OBCA provides, in relevant part, that a corporation may indemnify any director who is made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if (i) the conduct of the individual was in good faith, (ii) the individual reasonably believed that the individual's conduct was in the best interests of the corporation, or at least not opposed to its best interests, and (iii) in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful; provided, however, that the corporation may not indemnify an individual if (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to the director in which the individual was adjudged liable on the basis that personal benefit was improperly received by the director. Indemnification permitted in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred.

        Section 60.394 of the OBCA provides that, unless otherwise limited by its articles of incorporation, a corporation shall indemnify any director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because of being a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

        In addition, Section 60.407 of the OBCA provides, in relevant part, that, unless a corporation's articles of incorporation provide otherwise, any officer is entitled to such indemnification and is entitled to apply for court-ordered indemnification, in each case to the same extent as a director under Section 60.394. Section 60.407 of the OBCA further provides that the corporation may indemnify and advance expenses to an officer, employee, fiduciary or agent of the corporation to the same extent as a director.

        Section 60.047 of the OBCA provides that a corporation may in its articles of incorporation eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director except for liability: (i) for any breach of the director's duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for any unlawful distribution under Section 60.367 of the OBCA (pertaining to certain prohibited acts including unlawful distributions); or (iv) for any transaction from which the director derived an improper personal benefit. The articles of incorporation of American Medical Response Northwest, Inc. do not make any provisions for the indemnification of its directors and officers or otherwise eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director.

        Section 60.397 of the OBCA provides that a corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if (i) the director furnishes the corporation a written affirmation of the director's good faith belief that the director has met the standard of conduct described in ORS 60.391; and (ii) the director furnishes the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that the director did not meet the standard of conduct. The undertaking required by clause (ii) of the preceding sentence must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment. Any authorization for advancement of expenses may be made by provision in the articles of incorporation, or bylaws, by a resolution of the shareholders or board of directors or by contract.

        Section 60.401 of the OBCA provides that, unless otherwise limited by a corporation's articles of incorporation, a director who is party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. The court may order indemnification if it determines that: (1) the director is entitled to mandatory indemnification under Section 60.394 of the OBCA, in which case the court shall also order the corporation to pay such director's reasonable expenses incurred to obtain court-ordered indemnification; or (2) the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in Section 60.391 of the OBCA or was adjudged liable as described in Section 60.391, whether the liability is based on a judgment, settlement or proposed settlement or otherwise.

        In addition, Section 60.411 of the OBCA provides that a corporation may maintain liability insurance for the benefit of its directors and officers even if the corporation has no power to indemnify the individual under Sections 60.391 or 60.394 of the OBCA.

PENNSYLVANIA

        Each of American Medical Response Mid-Atlantic, Inc. and Reimbursement Technologies, Inc. is incorporated under the laws of the State of Pennsylvania.

        American Medical Response Mid-Atlantic, Inc. and Reimbursement Technologies, Inc. are corporations incorporated in the Commonwealth of Pennsylvania and subject to the Pennsylvania Business Corporation Law (the "PABCL").

        Pursuant to Sections 1741-1743 of the PABCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (i) if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, a corporation may indemnify such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which that person shall have been adjudged to be liable for negligence or misconduct in performance of his duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person in fairly and reasonably entitled to indemnification for such expenses which the court of common pleas or such other court shall deem proper. A Pennsylvania corporation is required to indemnify a director, officer, employee or agent against expenses actually and reasonably incurred to the extent that such person is successful in defending a lawsuit brought against him or her by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation.

        Section 1746 of the PABCL provides that the foregoing provisions shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under, among other things, any by-law provision, provided that no indemnification may be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

        The certificate of incorporation of AMR Mid-Atlantic, Inc. exonerates directors from personal liability for monetary damages for any action or failure to act, in their capacity as directors, unless the action or failure to act was a breach of fiduciary duty and constitutes self-dealing, willful misconduct or recklessness, or unless the liability arises under a criminal statute or is for the payment of taxes. The by-laws of AMR Mid-Atlantic, Inc. do not include any indemnification provisions.

        The certificate of incorporation of Reimbursement Technologies, Inc. does not contain any reference to the liability (or limitation of liability) of the directors. The bylaws of Reimbursement Technologies, Inc. provide that no present or past director shall be personally liable for monetary damages for any action or failure to act unless the action or failure to act was a breach of fiduciary duty and constitutes self-dealing, willful misconduct or recklessness, or unless the liability arises under a criminal statute or is for the payment of taxes.

TEXAS

        Each of Clinical Partners Management Company, LLC, Emergency Medicine Education Systems, Inc., Florida Emergency Partners, Inc., MedAssociates, LLC and ProvidaCare, L.L.C. is organized under the laws of the State of Texas.

        As entities organized in the State of Texas, Emergency Medicine Education Systems, Inc., Florida Emergency Partners, Inc., Providacare, L.L.C., Clinical Partners Management Company, LLC and MedAssociates, LLC are subject to the Texas Business Organizations Code ("TBOC"). Section 8.101 of

the TBOC authorizes a Texas corporation to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding, including any threatened, pending or completed action or proceeding, or appeal thereof, whether civil, criminal, administrative, arbitrative, or investigative because the person is or was a director. The TBOC provides that unless a court of competent jurisdiction determines otherwise, indemnification is permitted only if it is determined that the person (1) acted in good faith; (2) reasonably believed (a) in the case of conduct in his official capacity as a director of the corporation, that his conduct was in the corporation's best interests; and (b) in all other cases, that his conduct was not opposed to the corporation's best interests; and (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A person may be indemnified under Section 8.101 of the TBOC against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person (including court costs and attorneys' fees), but if the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by him, the indemnification is limited to reasonable expenses actually incurred and shall not be made in respect of any proceeding in which the person has been found liable for willful or intentional misconduct in the performance of his duty to the corporation. A corporation is obligated under Section 8.051 of the TBOC to indemnify a director or officer against reasonable expenses incurred by him in connection with a proceeding in which he is a named defendant or respondent because he is or was a director or officer if he has been wholly successful, on the merits or otherwise, in the defense of the proceeding. Under Sections 8.105 and 8.151 of the TBOC a corporation may (1) indemnify and advance expenses to an officer, employee, agent or other persons who are or were serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another entity to the same extent that it may indemnify and advance expenses to its directors, (2) indemnify and advance expenses to directors and such other persons identified in (1) to such further extent, consistent with law, as may be provided in the corporation's certificate of formation, bylaws, action of its board of directors, or contract or as permitted by common law and (3) purchase and maintain insurance or another arrangement on behalf of directors and such other persons identified in (1) against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person.

        The Articles of Incorporation and By-laws of Florida Emergency Partners, Inc. provide for the indemnification of directors and officers from any liabilities, costs and expenses incurred by them in such capacities to the fullest extent permitted by the TBOC. The company may also provide liability insurance for directors and officers to the fullest extent permitted by the TBOC. The Articles of Incorporation provide that a director will not be liable to the company or its shareholders for monetary damages for an act or omission in his capacity as a director, except for (i) a breach by the director of his duty of loyalty to the company or its shareholders, (2) an act or omission not in good faith that is a breach of a duty of the director to the company or an act or omission that involves intentional misconduct or knowing violation of law, (3) a transaction from which the director received improper benefit, or (4) an act or omission for which the liability of such director is expressly provided by applicable statute. The rights of indemnification and reimbursement provided for in the company's Articles of Incorporation and By-laws are not exclusive of any other rights any director or officer may be entitled to under agreement, vote of shareholders or as a matter of law.

        The By-laws of Emergency Medicine Education Systems, Inc. provide for the indemnification of persons for whom indemnification is permitted by the TBOC, and such indemnification is to be to the fullest extent permissible under the TBOC. The company may also purchase indemnification insurance as the board of directors determines. The Articles of Incorporation of the company provide that no director will be held liable to the company or its shareholders for monetary damages due to a breach of fiduciary duty, unless the breach is a result of self-dealing, intentional misconduct or illegal actions.

        Section 101.402 of the TBOC authorizes a limited liability company to indemnify a person, including the members, managers and officers of the limited liability company, pay in advance or reimburse expenses incurred by a person, and purchase and maintain liability insurance for such persons. The company agreement of a limited liability company may expand or restrict any duties, including fiduciary duties, and related liabilities that a member, manager, officer or other person has to the company or to another member or manager of the company.

        The Company Agreement of Clinical Partners Management Company, LLC provides that any person threatened or made party to any proceeding, or any appeal thereof, because that person is or was a member or manager of the company or while that person is serving at the request of the company as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar position of another entity, shall be indemnified by the company to the fullest extent permitted by the TBOC. The company may also, by action of the managers, indemnify and advance expenses to any officer, employee or agent of the company to the same extent and under the same conditions under which it may indemnify and advance expenses to managers. The company may indemnify and advance expenses to persons who are not or were not managers, officers, employee or agents of the company but who are or were serving at the request of the company as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary, of another entity, against liability incurred by him in his capacity as such, and to the same extent that the company indemnifies and advances expenses to managers. The right of indemnification conferred under the Company Agreement includes the right to be paid or reimbursed reasonable expenses by the company in advance of the final disposition of the proceeding and without any determination as to the person's ultimate entitlement to indemnification; provided that advance payment of any such amounts will be made only upon delivery to the company of a written affirmation from such person affirming his good faith belief that he has met the required standard of conduct and that he undertakes to repay any such advanced amounts if it is ultimately determined that he is not entitled to indemnification. The right to indemnification or advancement of expenses conferred under the Company Agreement is not exclusive to any other rights to which a member, manager or indemnified person may have under law, provision of the company's Certificate of Formation, agreement or vote of disinterested managers.

        The Articles of Organization of Providacare, L.L.C. provide that the company will indemnify any person threatened or made party in a proceeding because the person was a manager or officer of the company or such person is or was serving at the company's request as a manager, officer, partner, venturer, proprietor, trustee, employee, agent or similar function, of another entity. Such indemnification is to be to the fullest extent permissible under the TBOC and law. The company may also indemnify any other person to the fullest extent permitted by law. The Limited Liability Company Agreement provides that the company will indemnify a member for any act by the member regarding company matters, except for fraud, gross negligence or an intentional breach of the company's Limited Liability Company Agreement. If a claim for indemnification or advancement of expenses is not paid by the company within ninety days, such person may sue the company to recover the claim and if the suit on the claim is successful the person will also be entitled to his expenses of prosecuting the claim. Any claim for indemnification or advancement of expenses may be defended by the defense that such indemnification or advancement of expenses are not permitted by the TBOC, but the company has the burden of proving this defense. In the event of the death of any person having a right of indemnification under the Articles of Organization, that right will inure to the benefit of such person's heirs, executors, administrators and personal representatives. The rights conferred to such persons are not exclusive of any other rights such person may have under any statute, bylaw, agreement or resolution of the members or managers.

        The Articles of Organization of MedAssociates, LLC provide that the company will indemnify a member, including such members' heirs, executors and administrators, in connection with any action, suit or other proceeding to which the member may be made a party because such member was a member of the company. The members are entitled to the fullest indemnification allowed by law. Except as otherwise provided by the company's governing documents and as permitted by law, a member will be liable to the company for (i) a breach of a member's duty of loyalty to the company and the other members, (ii) an act or omission that was taken in bad faith and which constitutes a breach of the member's duty to the company by an act that is grossly negligent, malicious, or intentional, or a knowing violation of law, (iii) a transaction in which the member received an improper benefit to the detriment of the company or its members whether or not the benefit resulted from an action taken within the scope of the member's office, and (iv) an act or omission for which the member is expressly liable at law for which indemnification is not allowed. A member will not be liable to the extent permitted by Texas law limiting the liability of a member or of a director of a corporation. A member will have any other rights or limitations of liability or indemnity to which a member may be entitled under any other provisions in the company's governing documents, by contract or agreement, vote of members or disinterested members of the company, or otherwise. The Amended and Restated Company Agreement of MedAssociates, LLC provides that the member and any legal representative of the member shall be indemnified to the fullest extent permitted by the TBOC, and that, pursuant to a resolution by the member, any officer, employee or agent of the company may be indemnified to the same extent and subject to the same conditions as a member.

VIRGINIA

        Each of BestPractices, Inc. ("BestPractices") and Tidewater Ambulance Service, Inc. ("Tidewater") is incorporated under the laws of the State of Virginia.

        The Virginia Stock Corporation Act ("VASCA") empowers a corporation to indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if: (i) he conducted himself in good faith; (ii) he believed (1) in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests and (2) in all other cases, that his conduct was at least not opposed to its best interests; and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard in the preceding sentence; or (ii) in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Unless limited by its articles of incorporation, a corporation must indemnify a director who entirely prevails in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding. Under the VASCA, a corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of the final disposition of the proceeding if: (i) the director furnishes the corporation a written affirmation of his good faith belief that he has met the standard of conduct described in Section 13.1-697 of the VASCA; and (ii) the director furnishes the corporation an undertaking, executed personally or on his behalf, to repay the advance if the director is not entitled to mandatory indemnification under Section 13.1-698 of the VASCA and it is ultimately determined that he did not meet the relevant standard of conduct under the VASCA. Unless a corporation's articles of incorporation provide otherwise, the corporation may indemnify and advance expenses to an officer of the corporation to the same extent as to a director, and an officer is entitled to mandatory indemnification to the same extent as a director. A corporation may also purchase and maintain on behalf of a director or officer insurance against liabilities incurred in such capacities, whether or not the corporation would have the power to indemnify him against the same liability under the VASCA.

        Section 13.1-692.1 of the VASCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct shall not exceed the lesser of: (1) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director; or (2) the greater of (i) $100,000 or (ii) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director shall not be limited if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including, without limitation, any claim of unlawful insider trading or manipulation of the market for any security. No limitation on or elimination of liability adopted pursuant to Section 13.1-692.1 of the VASCA may be affected by any amendment of the articles of incorporation or bylaws with respect to any act or omission occurring before such amendment.

        The Articles of Incorporation of BestPractices limit the personal liability of the directors and officers of the corporation to fullest extent permitted by the VASCA.

        The Articles of Incorporation of BestPractices provide that the corporation shall indemnify, to the full extent permitted by the VASCA, any director of the corporation or person who is serving in such capacity at another entity at the request of BestPractices (each a "Director") and permits indemnification of officers, employees and other agents of the corporation to the extent authorized by the directors of the corporation. Further, the Bylaws of BestPractices provide that the corporation shall indemnify, to the fullest extent permitted by applicable law, any person who is a director, officer or legal representative of a director or officer of the corporation or who is serving in such capacity at another entity at the request of the corporation. The Articles of Incorporation and Bylaws provide that the corporation shall advance expenses incurred by such persons, provided that they undertake to repay all advancements if it is ultimately determined that they are not entitled to indemnification. The Articles of Incorporation further require that a written statement of the individual's good faith belief that any standard of conduct that is a prerequisite of entitlement to indemnification is met be provided by such person. The Bylaws provide that if a claim for indemnification is not paid within sixty days, then such person may file suit for the unpaid amount, and the corporation bears the burden of proving that such person is not entitled to indemnification. The Articles of Incorporation and Bylaws provide that the right to indemnification is not exclusive of any other rights to which a person may be entitled under any statute, provision of the Articles of Incorporation or Bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Bylaws provide that the corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director or officer of another entity shall be reduced by any amount such person may collect as indemnification from that other entity. The Bylaws provide that BestPractices shall be required to indemnify such person in connection with a proceeding commenced by the person only if the proceeding was authorized by the board of directors of the corporation.

        The Bylaws of Tidewater provide that the corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the corporation. The board of directors is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director, officer, employee or agent of the corporation or any person serving as a director, officer, employee, or agent at another entity at the request of the corporation. Tidewater shall advance expenses incurred by such persons. Tidewater may purchase and maintain insurance to indemnify it against the whole or any portion of the liability assumed by it and may also procure insurance, in such amounts as the board of directors may determine, on behalf of any director, officer, employee, or agent of another entity, against any liability asserted against or incurred by such person in any such capacity, whether or not the corporation would have power to indemnify him against such liability under the Bylaws.

        The Bylaws of Tidewater limit the personal liability of the corporation's directors and officers for breach of fiduciary duty, provided that they have not engaged in (i) any breach of a duty of loyalty to the corporation, (ii) acts or omissions not in good faith or which involve willful misconduct or a knowing violation of law, or (iii) any transactions from which the director or officer derived an improper or personal benefit.

WISCONSIN

        Kutz Ambulance Service, Inc. (the "Wisconsin Corporation") is incorporated under the laws of the State of Wisconsin.

        Under Section 180.0851(1) of the Wisconsin Business Corporation Law, or the WBCL, the Wisconsin corporation is required to indemnify its directors and officers, to the extent that he or she has been successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if the director or officer was a party because he or she is a director or officer of the corporation. In other cases, under Section 180.0851(2) of the WBCL, the Wisconsin Corporation is nevertheless required to indemnify its directors and officers, unless liability was incurred because the director or officer breached or failed to perform a duty that he or she owes to the corporation and the breach or failure to perform constitutes any of the following: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of the criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct. In addition, Section 180.0858(1) of the WBCL provides that, subject to certain limitations, the director or officer may have additional rights to indemnification or allowance of expenses under the corporation's articles of incorporation, by-laws or other written agreement.

        The by-laws of the Wisconsin Corporation provide that it will indemnify a director, officer or employee of the Wisconsin Corporation to the extent required by the WBCL. The by-laws further provide that it will pay or reimburse, within ten (10) days after receipt of a written request by the director or officer party to a proceeding, the reasonable expenses incurred by the director or officer provided the director or officer furnishes to the Wisconsin Corporation a written affirmation of his or her good faith belief that he or she has not breached or failed to perform his or her duties to the Wisconsin Corporation and a written undertaking to repay the advance to the extent it is determined indemnification is not required, will not be provided, or is not ordered by a court. The articles of incorporation of the Wisconsin Corporation do not contain any provisions regarding the indemnification of officers or directors.

ITEM 21.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

        Exhibits.

        The following exhibits are included as exhibits to this Registration Statement.

Exhibit List

Exhibit Number	Description
2.1	Agreement and Plan of Merger, among CDRT Acquisition Corporation, CDRT Merger Sub, Inc. and Emergency Medical Services Corporation, dated as of February 13, 2011 (Incorporated by reference to Exhibit 2.1 to Emergency Medical Services L.P.'s Form 8-K, dated February 17, 2011).

2.2	Unitholders Agreement, dated as of February 13, 2011, among CDRT Holding Corporation, CDRT Merger Sub, Inc., Emergency Medical Services Corporation, Emergency Medical Services L.P., Onex Corporation, and the limited partners of Emergency Medical Services L.P. party thereto (Incorporated by reference to Exhibit 2.2 to Emergency Medical Services L.P.'s Form 8-K, dated February 17, 2011).

3.1	Second Amended and Restated Certificate of Incorporation of Emergency Medical Services Corporation (Incorporated by reference to Exhibit 3.1 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

3.2	Second Amended and Restated By-Laws of Emergency Medical Services Corporation (Incorporated by reference to Exhibit 3.2 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

3.3	Articles of Incorporation of A1 Leasing, Inc.

3.4	Bylaws of A1 Leasing, Inc.

3.5	Articles of Incorporation of Abbott Ambulance, Inc.

3.6	Bylaws of Abbott Ambulance, Inc.

3.7	Articles of Organization of Access 2 Care, LLC.

3.8	Operating Agreement for Access 2 Care, LLC.

3.9	Certificate of Incorporation of Adam Transportation Service, Inc.

3.10	Bylaws of Adam Transportation Service, Inc.

3.11	Certificate of Incorporation of Affilion, Inc.

3.12	Bylaws of Affilion, Inc.

3.13	Articles of Incorporation of Air Ambulance Specialists, Inc.

3.14	Bylaws of Air Ambulance Specialists, Inc.

3.15	Certificate of Incorporation of Ambulance Acquisition, Inc.

3.16	Bylaws of Ambulance Acquisition, Inc.

3.17	Articles of Incorporation of American Emergency Physicians Management, Inc.

3.18	Bylaws of American Emergency Physicians Management, Inc.

3.19	Articles of Incorporation of American Investment Enterprises, Inc.

3.20	Bylaws of American Investment Enterprises, Inc.

Exhibit Number	Description

3.21	Certificate of Incorporation of American Medical Pathways, Inc.

3.22	Bylaws of American Medical Pathways, Inc.

3.23	Certificate of Incorporation of American Medical Response Ambulance Service, Inc.

3.24	Bylaws of American Medical Response Ambulance Service, Inc.

3.25	Certificate of Formation of American Medical Response Delaware Valley, LLC.

3.26	Limited Liability Company Agreement of American Medical Response Delaware Valley, LLC.

3.27	Certificate of Incorporation of American Medical Response Holdings, Inc.

3.28	Bylaws of American Medical Response Holdings, Inc.

3.29	Certificate of Incorporation of American Medical Response Management, Inc.

3.30	Bylaws of American Medical Response Management, Inc.

3.31	Articles of Incorporation of American Medical Response Mid-Atlantic, Inc.

3.32	Bylaws of American Medical Response Mid-Atlantic, Inc.

3.33	Articles of Incorporation of American Medical Response Northwest, Inc.

3.34	Bylaws of American Medical Response Northwest, Inc.

3.35	Certificate of Incorporation of American Medical Response of Colorado, Inc.

3.36	Bylaws of American Medical Response of Colorado, Inc.

3.37	Certificate of Incorporation of American Medical Response of Connecticut, Incorporated.

3.38	Bylaws of American Medical Response of Connecticut, Incorporated.

3.39	Certificate of Incorporation of American Medical Response of Georgia, Inc.

3.40	Bylaws of American Medical Response of Georgia, Inc.

3.41	Certificate of Incorporation of American Medical Response of Illinois, Inc.

3.42	Bylaws of American Medical Response of Illinois, Inc.

3.43	Articles of Incorporation of American Medical Response of Inland Empire.

3.44	Bylaws of American Medical Response of Inland Empire.

3.45	Articles of Incorporation of American Medical Response of Massachusetts, Inc.

3.46	Bylaws of American Medical Response of Massachusetts, Inc.

3.47	Certificate of Incorporation of American Medical Response of North Carolina, Inc.

3.48	Bylaws of American Medical Response of North Carolina, Inc.

3.49	Certificate of Incorporation of American Medical Response of Oklahoma, Inc.

3.50	Bylaws of American Medical Response of Oklahoma, Inc.

3.51	Certificate of Incorporation of American Medical Response of South Carolina, Inc.

3.52	Bylaws of American Medical Response of South Carolina, Inc.

3.53	Articles of Incorporation of American Medical Response of Southern California.

Exhibit Number	Description
3.54	Bylaws of American Medical Response of Southern California.

3.55	Certificate of Incorporation of American Medical Response of Tennessee, Inc.

3.56	Bylaws of American Medical Response of Tennessee, Inc.

3.57	Certificate of Incorporation of American Medical Response of Texas, Inc.

3.58	Bylaws of American Medical Response of Texas, Inc.

3.59	Articles of Incorporation of American Medical Response West.

3.60	Bylaws of American Medical Response West.

3.61	Certificate of Incorporation of American Medical Response, Inc.

3.62	Bylaws of American Medical Response, Inc.

3.63	Certificate of Formation of AMR Brockton, L.L.C.

3.64	Limited Liability Company Agreement of AMR Brockton, L.L.C.

3.65	Certificate of Incorporation of AMR HoldCo, Inc.

3.66	Bylaws of AMR HoldCo, Inc.

3.67	Certificate of Formation of Apex Acquisition LLC.

3.68	Limited Liability Company Agreement of Apex Acquisition LLC.

3.69	Certificate of Incorporation of Arizona Oasis Acquisition, Inc.

3.70	Bylaws of Arizona Oasis Acquisition, Inc.

3.71	Certificate of Incorporation of Associated Ambulance Service, Inc.

3.72	Bylaws of Associated Ambulance Service, Inc.

3.73	Certificate of Incorporation of Atlantic Ambulance Services Acquisition, Inc.

3.74	Bylaws of Atlantic Ambulance Services Acquisition, Inc.

3.75	Certificate of Incorporation of Atlantic/Key West Ambulance, Inc.

3.76	Bylaws of Atlantic/Key West Ambulance, Inc.

3.77	Certificate of Incorporation of Atlantic/Palm Beach Ambulance, Inc.

3.78	Bylaws of Atlantic/Palm Beach Ambulance, Inc.

3.79	Articles of Incorporation of BestPractices, Inc.

3.80	Bylaws of BestPractices, Inc.

3.81	Articles of Incorporation of Blythe Ambulance Service.

3.82	Bylaws of Blythe Ambulance Service.

3.83	Certificate of Incorporation of Broward Ambulance, Inc.

3.84	Bylaws of Broward Ambulance, Inc.

3.85	Certificate of Formation of Clinical Partners Management Company, LLC.

3.86	Company Agreement of Clinical Partners Management Company, LLC.

3.87	Articles of Incorporation of Desert Valley Medical Transport, Inc.

Exhibit Number	Description

3.88	Bylaws of Desert Valley Medical Transport, Inc.

3.89	Certificate of Incorporation of EHR Management Co.

3.90	Bylaws of EHR Management Co.

3.91	Certificate of Incorporation of EmCare Anesthesia Providers, Inc.

3.92	Bylaws of EmCare Anesthesia Providers, Inc.

3.93	Certificate of Incorporation of EmCare HoldCo, Inc.

3.94	Bylaws of EmCare HoldCo, Inc.

3.95	Certificate of Incorporation of EmCare Holdings, Inc.

3.96	Bylaws of EmCare Holdings, Inc.

3.97	Articles of Incorporation of EmCare of California, Inc.

3.98	Bylaws of EmCare of California, Inc.

3.99	Articles of Incorporation of EmCare Physician Providers, Inc.

3.100	Bylaws of EmCare Physician Providers, Inc.

3.101	Certificate of Incorporation of EmCare Physician Services, Inc.

3.102	Bylaws of EmCare Physician Services, Inc.

3.103	Certificate of Incorporation of EmCare, Inc.

3.104	Bylaws of EmCare, Inc.

3.105	Certificate of Incorporation of Emergency Medical Services LP Corporation

3.106	Bylaws of Emergency Medical Services LP Corporation

3.107	Articles of Incorporation of Emergency Medicine Education Systems, Inc.

3.108	Bylaws of Emergency Medicine Education Systems, Inc.

3.109	Certificate of Formation of EMS Management LLC.

3.110	Operating Agreement of EMS Management LLC.

3.111	Certificate of Formation of EMS Offshore Medical Services, LLC.

3.112	Operating Agreement of EMS Offshore Medical Services, LLC.

3.113	Articles of Organization of EverRad, LLC.

3.114	Operating Agreement of EverRad, LLC.

3.115	Certificate of Incorporation of Five Counties Ambulance Service, Inc.

3.116	Bylaws of Five Counties Ambulance Service, Inc.

3.117	Articles of Incorporation of Florida Emergency Partners, Inc.

3.118	Bylaws of Florida Emergency Partners, Inc.

3.119	Articles of Incorporation of Fountain Ambulance Service, Inc.

3.120	Bylaws of Fountain Ambulance Service, Inc.

Exhibit Number	Description
3.121	Articles of Incorporation of Gold Coast Ambulance Service.

3.122	Bylaws of Gold Coast Ambulance Service.

3.123	Articles of Incorporation of Hank's Acquisition Corp.

3.124	Bylaws of Hank's Acquisition Corp.

3.125	Certificate of Incorporation of Healthcare Administrative Services, Inc.

3.126	Bylaws of Healthcare Administrative Services, Inc.

3.127	Articles of Incorporation of Hemet Valley Ambulance Service, Inc.

3.128	Bylaws of Hemet Valley Ambulance Service, Inc.

3.129	Articles of Incorporation of Herren Enterprises, Inc.

3.130	Bylaws of Herren Enterprises, Inc.

3.131	Articles of Incorporation of Holiday Acquisition Company, Inc.

3.132	Bylaws of Holiday Acquisition Company, Inc.

3.133	Certificate of Incorporation of International Life Support, Inc.

3.134	Bylaws of International Life Support, Inc.

3.135	Articles of Incorporation of Kutz Ambulance Service, Inc.

3.136	Bylaws of Kutz Ambulance Service, Inc.

3.137	Articles of Incorporation of LifeCare Ambulance Service, Inc.

3.138	Bylaws of LifeCare Ambulance Service, Inc.

3.139	Articles of Incorporation of LifeFleet Southeast, Inc.

3.140	Articles of Organization of LifeFleet Southeast, Inc.

3.141	Certificate of Incorporation of MedAssociates, LLC.

3.142	Company Agreement of MedAssociates, LLC.

3.143	Certificate of Incorporation of Medevac Medical Response, Inc.

3.144	Bylaws of Medevac Medical Response, Inc.

3.145	Certificate of Incorporation of Medevac MidAmerica, Inc.

3.146	Bylaws of Medevac MidAmerica, Inc.

3.147	Certificate of Incorporation of Medic One Ambulance Services, Inc.

3.148	Bylaws of Medic One Ambulance Services, Inc.

3.149	Articles of Incorporation of Medic One of Cobb, Inc.

3.150	Bylaws of Medic One of Cobb, Inc.

3.151	Articles of Incorporation of Medi-Car Ambulance Service, Inc.

3.152	Bylaws of Medi-Car Ambulance Service, Inc.

3.153	Articles of Incorporation of Medi-Car Systems, Inc.

3.154	Bylaws of Medi-Car Systems, Inc.

Exhibit Number	Description

3.155	Articles of Incorporation of MedicWest Ambulance, Inc.

3.156	Bylaws of MedicWest Ambulance, Inc.

3.157	Certificate of Incorporation of MedicWest Holdings, Inc.

3.158	Bylaws of MedicWest Holdings, Inc.

3.159	Articles of Incorporation of MedLife Emergency Medical Service, Inc.

3.160	Bylaws of MedLife Emergency Medical Service, Inc.

3.161	Articles of Incorporation of Mercy Ambulance of Evansville, Inc.

3.162	Bylaws of Mercy Ambulance of Evansville, Inc.

3.163	Articles of Incorporation of Mercy Life Care.

3.164	Bylaws of Mercy Life Care.

3.165	Articles of Incorporation of Mercy, Inc.

3.166	Bylaws of Mercy, Inc.

3.167	Certificate of Incorporation of Metro Ambulance Service (Rural), Inc.

3.168	Bylaws of Metro Ambulance Service (Rural), Inc.

3.169	Certificate of Incorporation of Metro Ambulance Service, Inc.

3.170	Bylaws of Metro Ambulance Service, Inc.

3.171	Certificate of Incorporation of Metro Ambulance Services, Inc.

3.172	Bylaws of Metro Ambulance Services, Inc.

3.173	Articles of Incorporation of Metropolitan Ambulance Service.

3.174	Bylaws of Metropolitan Ambulance Service.

3.175	Certificate of Incorporation of Midwest Ambulance Management Company.

3.176	Bylaws of Midwest Ambulance Management Company.

3.177	Articles of Organization of Mission Care of Illinois, LLC.

3.178	Operating Agreement for Mission Care of Illinois, LLC.

3.179	Articles of Organization of Mission Care of Missouri, LLC.

3.180	Operating Agreement for Mission Care of Missouri, LLC.

3.181	Articles of Organization of Mission Care Services, LLC.

3.182	Operating Agreement for Mission Care Services, LLC.

3.183	Certificate of Incorporation of Mobile Medic Ambulance Service, Inc.

3.184	Bylaws of Mobile Medic Ambulance Service, Inc.

3.185	Certificate of Formation of MSO Newco, LLC.

3.186	Limited Liability Agreement of MSO Newco, LLC.

3.187	Certificate of Incorporation of Nevada Red Rock Ambulance, Inc.

Exhibit Number	Description
3.188	Bylaws of Nevada Red Rock Ambulance, Inc.

3.189	Certificate of Incorporation of Nevada Red Rock Holdings, Inc.

3.190	Bylaws of Nevada Red Rock Holdings, Inc.

3.191	Articles of Organization of Northwood Anesthesia Associates, L.L.C.

3.192	Operating Agreement of Northwood Anesthesia Associates, L.L.C.

3.193	Articles of Incorporation of Paramed, Inc.

3.194	Bylaws of Paramed, Inc.

3.195	Certificate of Incorporation of Park Ambulance Service Inc.

3.196	Bylaws of Park Ambulance Service Inc.

3.197	Articles of Incorporation of Physician Account Management, Inc.

3.198	Bylaws of Physician Account Management, Inc.

3.199	Articles of Incorporation of Physicians & Surgeons Ambulance Service, Inc.

3.200	Bylaws of Physicians & Surgeons Ambulance Service, Inc.

3.201	Certificate of Incorporation of Pinnacle Consultants Mid-Atlantic, L.L.C.

3.202	Limited Liability Company Agreement of Pinnacle Consultants Mid-Atlantic, L.L.C.

3.203	Articles of Organization of ProvidaCare, L.L.C.

3.204	Limited Liability Company Agreement of ProvidaCare, L.L.C.

3.205	Certificate of Incorporation of Provider Account Management, Inc.

3.206	Bylaws of Provider Account Management, Inc.

3.207	Articles of Incorporation of Puckett Ambulance Service, Inc.

3.208	Bylaws of Puckett Ambulance Service, Inc.

3.209	Certificate of Incorporation of Radiology Staffing Solutions, Inc.

3.210	Bylaws of Radiology Staffing Solutions, Inc.

3.211	Certificate of Incorporation of Radstaffing Management Solutions, Inc.

3.212	Bylaws of Radstaffing Management Solutions, Inc.

3.213	Certificate of Incorporation of Randle Eastern Ambulance Service, Inc.

3.214	Bylaws of Randle Eastern Ambulance Service, Inc.

3.215	Certificate of Limited Partnership of Regional Emergency Services, L.P.

3.216	Agreement of Limited Partnership of Regional Emergency Services, L.P.

3.217	Articles of Incorporation of Reimbursement Technologies, Inc.

3.218	Bylaws of Reimbursement Technologies, Inc.

3.219	Articles of Incorporation of River Medical Incorporated.

3.220	Bylaws of River Medical Incorporated.

3.221	Certificate of Formation of Seawall Acquisition, LLC.

Exhibit Number	Description

3.222	Operating Agreement of Seawall Acquisition, LLC.

3.223	Certificate of Incorporation of Seminole County Ambulance, Inc.

3.224	Bylaws of Seminole County Ambulance, Inc.

3.225	Articles of Incorporation of Springs Ambulance Service, Inc.

3.226	Bylaws of Springs Ambulance Service, Inc.

3.227	Certificate of Incorporation of STAT Healthcare, Inc.

3.228	Bylaws of STAT Healthcare, Inc.

3.229	Certificate of Formation of Sun Devil Acquisition LLC.

3.230	Limited Liability Company Agreement of Sun Devil Acquisition LLC.

3.231	Certificate of Incorporation of Sunrise Handicap Transport Corp.

3.232	Bylaws of Sunrise Handicap Transport Corp.

3.233	Certificate of Incorporation of TEK Ambulance, Inc.

3.234	Bylaws of TEK Ambulance, Inc.

3.235	Articles of Incorporation of Templeton Readings, LLC.

3.236	Operating Agreement of Templeton Readings, LLC.

3.237	Articles of Incorporation of Tidewater Ambulance Service, Inc.

3.238	Bylaws of Tidewater Ambulance Service, Inc.

3.239	Articles of Incorporation of Troup County Emergency Medical Services, Inc.

3.240	Bylaws of Troup County Emergency Medical Services, Inc.

3.241	Articles of Incorporation of V.I.P. Professional Services, Inc.

3.242	Bylaws of V.I.P. Professional Services, Inc.

4.1	Form of 8.125% Senior Note due 2019 (Included in Exhibit 4.2 hereto).

4.2	Indenture, dated May 25, 2011, by and between CDRT Merger Sub, Inc. and Wilmington Trust FSB (Incorporated by reference to Exhibit 4.1 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

4.3	First Supplemental Indenture, dated May 25, 2011, by and between CDRT Merger Sub, Inc. and Wilmington Trust FSB (Incorporated by reference to Exhibit 4.2 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

4.4	Second Supplemental Indenture, dated May 25, 2011, by and among Emergency Medical Services Corporation, the Subsidiary Guarantors named therein and Wilmington Trust FSB (Incorporated by reference to Exhibit 4.3 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

4.5	Exchange and Registration Rights Agreement, dated May 25, 2011, by and between CDRT Merger Sub, Inc. and Barclays Capital Inc., as representative of the Initial Purchasers named therein (Incorporated by reference to Exhibit 4.4 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

Exhibit Number	Description
4.6	Joinder Agreement to the Exchange and Registration Rights Agreement, dated May 25, 2011, by and among Emergency Medical Services Corporation, the Guarantors named therein and Barclays Capital Inc., as representative of the Initial Purchasers (Incorporated by reference to Exhibit 4.5 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

5.1	Opinion of Debevoise & Plimpton LLP.

5.2	Opinion of Bryan Cave LLP as to certain matters of Arizona law.

5.3	Opinion of Bryan Cave LLP as to certain matters of Illinois law.

5.4	Opinion of Bryan Cave LLP as to certain matters of Missouri law.

5.5	Opinion of Holme Roberts & Owen LLP as to certain matters of California law.

5.6	Opinion of Holme Roberts & Owen LLP as to certain matters of Colorado law.

5.7	Opinion of Greenberg Traurig LLP.

5.8	Opinion of Richards, Layton & Finger P.A.

5.9	Opinion of Brownstein Hyatt Farber Schreck, LLP.

5.10	Opinion of Stoel Rives LLP.

5.11	Opinion of Epstein, Becker & Green, P.C. as to certain matters of Maryland law.

5.12	Opinion of Epstein, Becker & Green, P.C. as to certain matters of Virginia law.

5.13	Opinion of Foley & Lardner LLP.

5.14	Opinion of Dinsmore & Shohl LLP.

5.15	Opinion of Cabaniss, Johnston, Gardner, Dumas & O'Neal LLP.

5.16	Opinion of Goodsill Anderson Quinn & Stifel LLP.

5.17	Opinion of Stewart & Irwin, P.C.

10.1	Term Loan Credit Agreement, dated May 25, 2011, by and among CDRT Merger Sub, Inc., Deutsche Bank AG New York Branch, as administrative agent and collateral agent, and several lenders from time to time party thereto (Incorporated by reference to Exhibit 10.1 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

10.2	Term Loan Guarantee and Collateral Agreement, dated May 25, 2011, by and among CDRT Acquisition Corporation, Emergency Medical Services Corporation, certain Subsidiaries named therein and Deutsche Bank AG New York Branch, as collateral agent (Incorporated by reference to Exhibit 10.2 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

10.3	ABL Credit Agreement, dated May 25, 2011, by and among CDRT Merger Sub, Inc., Deutsche Bank AG New York Branch, as administrative agent and collateral agent, and several lenders from time to time party thereto (Incorporated by reference to Exhibit 10.3 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

10.4	ABL Guarantee and Collateral Agreement, dated May 25, 2011, by and among CDRT Acquisition Corporation, Emergency Medical Services Corporation, certain Subsidiaries named therein and Deutsche Bank AG New York Branch, as collateral agent (Incorporated by reference to Exhibit 10.4 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

Exhibit Number		Description
10.5		Intercreditor Agreement, dated May 25, 2011, by and between Deutsche Bank AG New York Branch, as ABL agent, and Deutsche Bank AG New York Branch, as Term Loan agent (Incorporated by reference to Exhibit 10.5 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

10.6		Consulting Agreement, dated May 25, 2011, by and among CDRT Holding Corporation, Emergency Medical Services Corporation and Clayton, Dubilier & Rice, LLC (Incorporated by reference to Exhibit 10.6 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

10.7		Indemnification Agreement, dated May 25, 2011, by and among CDRT Holding Corporation, Emergency Medical Services Corporation, Clayton, Dubilier & Rice Fund VIII, L.P., CD&R EMS Co-Investor, L.P., CD&R Advisor Fund VIII Co-Investor, L.P., CD&R Friends and Family Fund VIII, L.P. and Clayton, Dubilier & Rice, LLC (Incorporated by reference to Exhibit 10.7 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

10.8		Indemnification Agreement, dated May 25, 2011, by and among CDRT Holding Corporation, Emergency Medical Services Corporation and Richard J. Schnall (Incorporated by reference to Exhibit 10.8 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

10.9		Indemnification Agreement, dated May 25, 2011, by and among CDRT Holding Corporation, Emergency Medical Services Corporation and Ronald A. Williams (Incorporated by reference to Exhibit 10.9 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

10.10		Indemnification Agreement, dated May 25, 2011, by and among CDRT Holding Corporation, Emergency Medical Services Corporation and William A. Sanger (Incorporated by reference to Exhibit 10.10 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

10.11		Indemnification Agreement, dated May 25, 2011, by and among CDRT Holding Corporation, Emergency Medical Services Corporation and Kenneth A. Giureceo (Incorporated by reference to Exhibit 10.11 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

10.12	†	Employment Agreement, dated December 6, 2004, between William A. Sanger and Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-1 filed August 2, 2005).

10.13	†	Amendment to Employment Agreement, dated January 1, 2009, between William A. Sanger and Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.1.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).

10.14	†	Amendment to Employment Agreement, dated March 12, 2009, between William A. Sanger and Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.1.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).

10.15	†	Letter agreement, dated May 25, 2011, between William A. Sanger and CDRT Holding Corporation (Incorporated by reference to Exhibit 10.12 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).

10.16	†	Employment Agreement, dated as of February 10, 2005, between Randel G. Owen and Emergency Medical Services L.P., and assignment to Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.3 of the Company's Registration Statement on Form S-1 filed August 2, 2005).

10.17	†	Amendment to Employment Agreement, dated January 1, 2009, between Randel G. Owen and Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009).

Exhibit Number		Description

10.18	†	Amendment to Employment Agreement, dated March 12, 2009, between Randel G. Owen and Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).

10.19	†	Amendment to Employment Agreement, dated May 18, 2010, between Randel G. Owen and Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.3.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).

10.20	†	Letter agreement, dated May 25, 2011, between Randel G. Owen and CDRT Holding Corporation (Incorporated by reference to Exhibit 10.13 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).

10.21	†	Employment Agreement, dated as of February 10, 2005, between Todd Zimmerman and Emergency Medical Services L.P., and assignment to Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.4 of the Company's Registration Statement on Form S-1 filed August 2, 2005).

10.22	†	Amendment to Employment Agreement, dated January 1, 2009, between Todd Zimmerman and Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.4.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009).

10.23	†	Amendment to Employment Agreement, dated March 16, 2009, between Todd Zimmerman and Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).

10.25	†	Amendment to Employment Agreement, dated April 1, 2010, between Todd Zimmerman and Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.4.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).

10.26	†	Letter agreement, dated May 25, 2011, between Mark E. Bruning and CDRT Holding Corporation (Incorporated by reference to Exhibit 10.14 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).

10.27	†	Amended and Restated Employment Agreement by and between American Medical Response, Inc. and Mark Bruning, dated as of May 4, 2009 (Incorporated by reference to Exhibit 10.19 of the Company's Quarterly Report on Form 10-Q for the quarter ended August 4, 2009).

10.28	†	Amendment to Employment Agreement, dated March 16, 2010, between Mark Bruning and American Medical Response, Inc. (Incorporated by reference to Exhibit 10.19.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended August 5, 2010).

10.29	†	Employment Agreement, dated August 24, 2005, between Steve W. Ratton, Jr. and Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.15 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).

10.30	†	EMSC Deferred Compensation Plan (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-8 filed June 24, 2010).

10.31	†	CDRT Holding Corporation Stock Incentive Plan (Incorporated by reference to Exhibit 10.16 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).

10.32	†	Form of Option Agreement (Rollover Options) (Incorporated by reference to Exhibit 10.17 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).

Exhibit Number		Description
10.33	†	Form of Option Agreement (Matching and Position Options) (Incorporated by reference to Exhibit 10.18 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).

10.34	†	Form of Rollover Agreement (Incorporated by reference to Exhibit 10.19 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).

12.1		Statement regarding Computation of Ratios of Earnings to Fixed Charges.

21.1		List of Subsidiaries.

23.1		Consent of Ernst & Young LLP.

23.2		Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1).

23.3		Consent of Bryan Cave LLP (included in Exhibit 5.2).

23.4		Consent of Bryan Cave LLP (included in Exhibit 5.3).

23.5		Consent of Bryan Cave LLP (included in Exhibit 5.4).

23.6		Consent of Holme Roberts & Owen LLP (included in Exhibit 5.5).

23.7		Consent of Holme Roberts & Owen LLP (included in Exhibit 5.6).

23.8		Consent of Greenberg Traurig LLP (included in Exhibit 5.7).

23.9		Consent of Richards, Layton & Finger P.A. (included in Exhibit 5.8).

23.10		Consent of Brownstein Hyatt Farber Schrech, LLP (included in Exhibit 5.9).

23.11		Consent of Stoel Rives LLP (included in Exhibit 5.10).

23.12		Consent of Epstein, Becker & Green, P.C. (included in Exhibit 5.11).

23.13		Consent of Epstein, Becker & Green, P.C. (included in Exhibit 5.12).

23.14		Consent of Foley & Lardner LLP (included in Exhibit 5.13).

23.15		Consent of Dinsmore & Shohl LLP (included in Exhibit 5.14).

23.16		Consent of Cabaniss, Johnston, Gardner, Dumas & O'Neal LLP (included in Exhibit 5.15).

23.17		Consent of Goodsill Anderson Quinn & Stifel LLP (included in Exhibit 5.16).

23.18		Consent of Stewart & Irwin, P.C. (included in Exhibit 5.17).

25.1		Form T-1 Statement of Eligibility of Wilmington Trust, National Association.

99.1		Form of Letter of Transmittal.

99.2		Form of Notice of Guaranteed Delivery.

99.3		Form of Letter to Nominee.

99.4		Form of Letter to Clients.

99.5		Instruction to Registered Holder or DTC Participant From Beneficial Owner.

†
Denotes management contract or compensatory plan or arrangement.

ITEM 22.    UNDERTAKINGS

        The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (a)   To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (b)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (c)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   That, for purposes of determining liability under the Securities Act of 1933 to any purchaser: Each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (5)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

            (a)   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

            (b)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (c)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (d)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

          (6)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (7)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Emergency Medical Services Corporation has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on September 26, 2011.

EMERGENCY MEDICAL SERVICES CORPORATION
By:	/s/ WILLIAM A. SANGER
	Name:	William A. Sanger
	Title:	Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William A. Sanger, Randel G. Owen and Craig A. Wilson jointly and severally, as his true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on September 26, 2011 by the following persons in the capacities indicated.

Signature	Title

/s/ WILLIAM A. SANGER William A. Sanger	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ RANDEL G. OWEN Randel G. Owen	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)
/s/ R. JASON STANDIFIRD R. Jason Standifird	Senior Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)
/s/ RICHARD J. SCHNALL Richard J. Schnall	Director

Signature	Title

/s/ KENNETH A. GIURICEO Kenneth A. Giuriceo	Director
/s/ RONALD A. WILLIAMS Ronald A. Williams	Director
/s/ CAROL BURT Carol Burt	Director
/s/ LEONARD M. RIGGS, JR. Leonard M. Riggs, Jr.	Director
/s/ MICHAEL L. SMITH Michael L. Smith	Director

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, each of the registrants listed below has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on September 26, 2011.

A1 LEASING, INC.
ABBOTT AMBULANCE, INC.
ADAM TRANSPORTATION SERVICE, INC.
AFFILION, INC.
AIR AMBULANCE SPECIALISTS, INC.
AMBULANCE ACQUISITION, INC.
AMERICAN EMERGENCY PHYSICIANS MANAGEMENT, INC.
AMERICAN INVESTMENT ENTERPRISES, INC.
AMERICAN MEDICAL PATHWAYS, INC.
AMERICAN MEDICAL RESPONSE AMBULANCE SERVICE, INC.
AMERICAN MEDICAL RESPONSE MID-ATLANTIC, INC.
AMERICAN MEDICAL RESPONSE OF COLORADO, INC.
AMERICAN MEDICAL RESPONSE OF CONNECTICUT, INCORPORATED
AMERICAN MEDICAL RESPONSE OF GEORGIA, INC.
AMERICAN MEDICAL RESPONSE HOLDINGS, INC.
AMERICAN MEDICAL RESPONSE OF ILLINOIS, INC.
AMERICAN MEDICAL RESPONSE OF INLAND EMPIRE
AMERICAN MEDICAL RESPONSE MANAGEMENT, INC.
AMERICAN MEDICAL RESPONSE NORTHWEST, INC.
AMERICAN MEDICAL RESPONSE OF MASSACHUSETTS, INC.
AMERICAN MEDICAL RESPONSE OF NORTH CAROLINA, INC.
AMERICAN MEDICAL RESPONSE OF OKLAHOMA, INC.
AMERICAN MEDICAL RESPONSE OF SOUTH CAROLINA, INC.
AMERICAN MEDICAL RESPONSE OF SOUTHERN CALIFORNIA
AMERICAN MEDICAL RESPONSE OF TENNESSEE, INC.

AMERICAN MEDICAL RESPONSE OF TEXAS, INC.
AMERICAN MEDICAL RESPONSE WEST
AMERICAN MEDICAL RESPONSE, INC.
AMR HOLDCO, INC.
ARIZONA OASIS ACQUISITION, INC.
ASSOCIATED AMBULANCE SERVICE, INC.
ATLANTIC AMBULANCE SERVICES ACQUISITION, INC.
ATLANTIC/KEY WEST AMBULANCE, INC.
ATLANTIC/PALM BEACH AMBULANCE, INC.
BESTPRACTICES, INC.
BLYTHE AMBULANCE SERVICE
BROWARD AMBULANCE, INC.
DESERT VALLEY MEDICAL TRANSPORT, INC.
EHR MANAGEMENT CO.
EMCARE ANESTHESIA PROVIDERS, INC.
EMCARE HOLDCO, INC.
EMCARE HOLDINGS, INC.
EMCARE, INC.
EMCARE OF CALIFORNIA, INC.
EMCARE PHYSICIAN PROVIDERS, INC.
EMCARE PHYSICIAN SERVICES, INC.
EMERGENCY MEDICINE EDUCATION SYSTEMS, INC.
FIVE COUNTIES AMBULANCE SERVICE, INC.
FLORIDA EMERGENCY PARTNERS, INC.
FOUNTAIN AMBULANCE SERVICE, INC.
HANK'S ACQUISITION CORP.
HEALTHCARE ADMINISTRATIVE SERVICES, INC.
HEMET VALLEY AMBULANCE SERVICE, INC.
HERREN ENTERPRISES, INC.
HOLIDAY ACQUISITION COMPANY, INC.
INTERNATIONAL LIFE SUPPORT, INC.
KUTZ AMBULANCE SERVICE, INC.
LIFECARE AMBULANCE SERVICE, INC.
LIFEFLEET SOUTHEAST, INC.
MEDEVAC MEDICAL RESPONSE, INC.
MEDEVAC MIDAMERICA, INC.
MEDIC ONE AMBULANCE SERVICES, INC.
MEDIC ONE OF COBB, INC.
MEDI-CAR AMBULANCE SERVICE, INC.
MEDI-CAR SYSTEMS, INC.
MEDICWEST AMBULANCE, INC.
MEDICWEST HOLDINGS, INC.
MEDLIFE EMERGENCY MEDICAL SERVICE, INC.

MERCY AMBULANCE OF EVANSVILLE, INC.
MERCY LIFE CARE
MERCY, INC.
METRO AMBULANCE SERVICE (RURAL), INC.
METRO AMBULANCE SERVICE, INC.
METRO AMBULANCE SERVICES, INC.
MIDWEST AMBULANCE MANAGEMENT COMPANY
MOBILE MEDIC AMBULANCE SERVICE, INC.
NEVADA RED ROCK AMBULANCE, INC.
NEVADA RED ROCK HOLDINGS, INC.
PARAMED, INC.
PARK AMBULANCE SERVICE INC.
PHYSICIAN ACCOUNT MANAGEMENT, INC.
PHYSICIANS & SURGEONS AMBULANCE SERVICE, INC.
PROVIDER ACCOUNT MANAGEMENT, INC.
PUCKETT AMBULANCE SERVICE, INC.
RADIOLOGY STAFFING SOLUTIONS, INC.
RADSTAFFING MANAGEMENT SOLUTIONS, INC.
RANDLE EASTERN AMBULANCE SERVICE, INC.
REIMBURSEMENT TECHNOLOGIES, INC.
RIVER MEDICAL INCORPORATED
SEMINOLE COUNTY AMBULANCE, INC.
SPRINGS AMBULANCE SERVICE, INC.
STAT HEALTHCARE, INC.
SUNRISE HANDICAP TRANSPORT CORP.
TEK AMBULANCE, INC.
TIDEWATER AMBULANCE SERVICE, INC.
TROUP COUNTY EMERGENCY MEDICAL SERVICES, INC.

By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Chief Executive Officer
ACCESS 2 CARE, LLC
By:	MISSION CARE SERVICES, LLC as manager of Access 2 Care, LLC
By:	AMERICAN MEDICAL RESPONSE, INC. as manager of Mission Care Services, LLC
By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Chief Executive Officer

AMR BROCKTON, L.L.C.
By:	AMERICAN MEDICAL RESPONSE OF MASSACHUSETTS, INC., as manager and sole member of AMR Brockton, L.L.C.
By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Chief Executive Officer
AMERICAN MEDICAL RESPONSE DELAWARE VALLEY, LLC
By:	AMERICAN MEDICAL RESPONSE MID-ATLANTIC, INC., as sole member of American Medical Response Delaware Valley, LLC
By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Chief Executive Officer
APEX ACQUISITION LLC
By:	EMCARE, INC. as sole member of Apex Acquisition LLC
By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Chief Executive Officer
EMS MANAGEMENT LLC
By:	AMR HOLDCO, INC. and EMCARE HOLDCO, INC., it members
By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Chief Executive Officer

EVERRAD, LLC
By:	TEMPLETON READINGS, LLC, as sole member of EverRad, LLC
By:	EMCARE, INC., as sole member of Templeton Readings, LLC
By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Chief Executive Officer
MEDASSOCIATES, LLC
By:	EMCARE, INC., as sole member of MedAssociates, LLC
By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Chief Executive Officer
MISSION CARE OF ILLINOIS, LLC
By:	MISSION CARE SERVICES, LLC, as the manager of Mission Care of Illinois
By:	AMERICAN MEDICAL RESPONSE, INC., as the manager of Mission Care Services, LLC
By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Chief Executive Officer
MISSION CARE OF MISSOURI, LLC
By:	MISSION CARE SERVICES, LLC, as the manager of Mission Care of Missouri, LLC
By:	AMERICAN MEDICAL RESPONSE, INC., as the manager of Mission Care Services, LLC
By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Chief Executive Officer

MISSION CARE SERVICES, LLC
By:	AMERICAN MEDICAL RESPONSE, INC., as the manager of Mission Care Services, LLC
By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Chief Executive Officer
MSO NEWCO, LLC
By:	APEX ACQUISITION LLC, as sole member of MSO Newco, LLC
By:	EMCARE, INC. as sole member of Apex Acquisition LLC
By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Chief Executive Officer
PINNACLE CONSULTANTS MID-ATLANTIC, L.L.C.
By:	APEX ACQUISITION LLC, as sole member of Pinnacle Consultants Mid-Atlantic, L.L.C.
By:	EMCARE, INC. as sole member of Apex Acquisition LLC
By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Chief Executive Officer
PROVIDACARE, L.L.C.
By:	AMERICAN MEDICAL PATHWAYS, INC., as sole member of ProvidaCare, L.L.C.
By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Chief Executive Officer
REGIONAL EMERGENCY SERVICES, L.P.
By:	FLORIDA EMERGENCY PARTNERS, INC., as general partner of Regional Emergency Services, L.P.

By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Chief Executive Officer
SUN DEVIL ACQUISITION LLC
By:	EMCARE, INC. as sole member of Sun Devil Acquisition LLC
By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Chief Executive Officer
TEMPLETON READINGS, LLC
By:	EMCARE, INC. as sole member of Templeton Readings, LLC
By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William A. Sanger, Randel G. Owen and Craig A. Wilson, jointly and severally, as his true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on September 26, 2011 by the following persons in the capacities indicated.

Signature	Title

/s/ WILLIAM A. SANGER William A. Sanger	Chief Executive Officer (Principal Executive Officer) and Director
/s/ RANDEL G. OWEN Randel G. Owen	Chief Financial Officer (Principal Financial Officer)
/s/ R. JASON STANDIFIRD R. Jason Standifird	Chief Accounting Officer (Principal Accounting Officer)

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Emergency Medical Services LP Corporation listed below has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on September 26, 2011.

EMERGENCY MEDICAL SERVICES LP CORPORATION
By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William A. Sanger, Randel G. Owen and Craig A. Wilson, jointly and severally, as his true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on September 26, 2011 by the following persons in the capacities indicated.

Signature	Title

/s/ WILLIAM A. SANGER William A. Sanger	Chief Executive Officer (Principal Executive Officer) and Director
/s/ RANDEL G. OWEN Randel G. Owen	Chief Financial Officer (Principal Financial Officer)
/s/ R. JASON STANDIFIRD R. Jason Standifird	Chief Accounting Officer (Principal Accounting Officer)
/s/ RICHARD J. SCHNALL Richard J. Schnall	Director
/s/ KENNETH A. GIURICEO Kenneth A. Giuriceo	Director
/s/ RONALD A. WILLIAMS Ronald A. Williams	Director

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, each of the registrants listed below has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on September 26, 2011.

GOLD COAST AMBULANCE SERVICE V.I.P. PROFESSIONAL SERVICES, INC.
By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William A. Sanger, Randel G. Owen and Craig A. Wilson, jointly and severally, as his true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on September 26, 2011 by the following persons in the capacities indicated.

Signature	Title

/s/ WILLIAM A. SANGER William A. Sanger	Chief Executive Officer (Principal Executive Officer) and Director
/s/ MARK E. BRUNING Mark E. Bruning	Director
/s/ TODD G. ZIMMERMAN Todd G. Zimmerman	Director
/s/ RANDEL G. OWEN Randel G. Owen	Chief Financial Officer (Principal Financial Officer)
/s/ R. JASON STANDIFIRD R. Jason Standifird	Chief Accounting Officer (Principal Accounting Officer)

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Metropolitan Ambulance Service has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on September 26, 2011.

METROPOLITAN AMBULANCE SERVICE
By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William A. Sanger, Randel G. Owen and Craig A. Wilson, jointly and severally, as his true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on September 26, 2011 by the following persons in the capacities indicated.

Signature	Title

/s/ WILLIAM A. SANGER William A. Sanger	Chief Executive Officer (Principal Executive Officer) and Director
/s/ MARK E. BRUNING Mark E. Bruning	Director
/s/ RANDEL G. OWEN Randel G. Owen	Chief Financial Officer (Principal Financial Officer)
/s/ R. JASON STANDIFIRD R. Jason Standifird	Chief Accounting Officer (Principal Accounting Officer)

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, each of the registrants listed below has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on September 26, 2011.

EMS OFFSHORE MEDICAL SERVICES, LLC
By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Manager and Chief Executive Officer
SEAWALL ACQUISITION, LLC
By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Manager and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William A. Sanger, Randel G. Owen and Craig A. Wilson, jointly and severally, as his true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on September 26, 2011 by the following persons in the capacities indicated.

Signature	Title

/s/ WILLIAM A. SANGER William A. Sanger	Manager and Chief Executive Officer of the above named registrants (Principal Executive Officer) and Director of American Medical Response, Inc., the sole member of the above named registrants
/s/ RANDEL G. OWEN Randel G. Owen	Chief Financial Officer (Principal Financial Officer)
/s/ R. JASON STANDIFIRD R. Jason Standifird	Chief Accounting Officer (Principal Accounting Officer)

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, each of the registrants listed below has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on September 26, 2011.

CLINICAL PARTNERS MANAGEMENT COMPANY, LLC
By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Manager and Chief Executive Officer
NORTHWOOD ANESTHESIA ASSOCIATES, L.L.C.
By:	/s/ WILLIAM A. SANGER Name: William A. Sanger Title: Manager and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William A. Sanger, Randel G. Owen and Craig A. Wilson, jointly and severally, as his true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on September 26, 2011 by the following persons in the capacities indicated.

Signature	Title

/s/ WILLIAM A. SANGER William A. Sanger	Manager and Chief Executive Officer of the above named registrants (Principal Executive Officer) and Director of EmCare, Inc., the sole member of the above named registrants
/s/ RANDEL G. OWEN Randel G. Owen	Chief Financial Officer (Principal Financial Officer)
/s/ R. JASON STANDIFIRD R. Jason Standifird	Chief Accounting Officer (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit List

Exhibit Number	Description
2.1	Agreement and Plan of Merger, among CDRT Acquisition Corporation, CDRT Merger Sub, Inc. and Emergency Medical Services Corporation, dated as of February 13, 2011 (Incorporated by reference to Exhibit 2.1 to Emergency Medical Services L.P.'s Form 8-K, dated February 17, 2011).

2.2	Unitholders Agreement, dated as of February 13, 2011, among CDRT Holding Corporation, CDRT Merger Sub, Inc., Emergency Medical Services Corporation, Emergency Medical Services L.P., Onex Corporation, and the limited partners of Emergency Medical Services L.P. party thereto (Incorporated by reference to Exhibit 2.2 to Emergency Medical Services L.P.'s Form 8-K, dated February 17, 2011).

3.1	Second Amended and Restated Certificate of Incorporation of Emergency Medical Services Corporation (Incorporated by reference to Exhibit 3.1 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

3.2	Second Amended and Restated By-Laws of Emergency Medical Services Corporation (Incorporated by reference to Exhibit 3.2 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

3.3	Articles of Incorporation of A1 Leasing, Inc.

3.4	Bylaws of A1 Leasing, Inc.

3.5	Articles of Incorporation of Abbott Ambulance, Inc.

3.6	Bylaws of Abbott Ambulance, Inc.

3.7	Articles of Organization of Access 2 Care, LLC.

3.8	Operating Agreement for Access 2 Care, LLC.

3.9	Certificate of Incorporation of Adam Transportation Service, Inc.

3.10	Bylaws of Adam Transportation Service, Inc.

3.11	Certificate of Incorporation of Affilion, Inc.

3.12	Bylaws of Affilion, Inc.

3.13	Articles of Incorporation of Air Ambulance Specialists, Inc.

3.14	Bylaws of Air Ambulance Specialists, Inc.

3.15	Certificate of Incorporation of Ambulance Acquisition, Inc.

3.16	Bylaws of Ambulance Acquisition, Inc.

3.17	Articles of Incorporation of American Emergency Physicians Management, Inc.

3.18	Bylaws of American Emergency Physicians Management, Inc.

3.19	Articles of Incorporation of American Investment Enterprises, Inc.

3.20	Bylaws of American Investment Enterprises, Inc.

3.21	Certificate of Incorporation of American Medical Pathways, Inc.

Exhibit Number	Description
3.22	Bylaws of American Medical Pathways, Inc.

3.23	Certificate of Incorporation of American Medical Response Ambulance Service, Inc.

3.24	Bylaws of American Medical Response Ambulance Service, Inc.

3.25	Certificate of Formation of American Medical Response Delaware Valley, LLC.

3.26	Limited Liability Company Agreement of American Medical Response Delaware Valley, LLC.

3.27	Certificate of Incorporation of American Medical Response Holdings, Inc.

3.28	Bylaws of American Medical Response Holdings, Inc.

3.29	Certificate of Incorporation of American Medical Response Management, Inc.

3.30	Bylaws of American Medical Response Management, Inc.

3.31	Articles of Incorporation of American Medical Response Mid-Atlantic, Inc.

3.32	Bylaws of American Medical Response Mid-Atlantic, Inc.

3.33	Articles of Incorporation of American Medical Response Northwest, Inc.

3.34	Bylaws of American Medical Response Northwest, Inc.

3.35	Certificate of Incorporation of American Medical Response of Colorado, Inc.

3.36	Bylaws of American Medical Response of Colorado, Inc.

3.37	Certificate of Incorporation of American Medical Response of Connecticut, Incorporated.

3.38	Bylaws of American Medical Response of Connecticut, Incorporated.

3.39	Certificate of Incorporation of American Medical Response of Georgia, Inc.

3.40	Bylaws of American Medical Response of Georgia, Inc.

3.41	Certificate of Incorporation of American Medical Response of Illinois, Inc.

3.42	Bylaws of American Medical Response of Illinois, Inc.

3.43	Articles of Incorporation of American Medical Response of Inland Empire.

3.44	Bylaws of American Medical Response of Inland Empire.

3.45	Articles of Incorporation of American Medical Response of Massachusetts, Inc.

3.46	Bylaws of American Medical Response of Massachusetts, Inc.

3.47	Certificate of Incorporation of American Medical Response of North Carolina, Inc.

3.48	Bylaws of American Medical Response of North Carolina, Inc.

3.49	Certificate of Incorporation of American Medical Response of Oklahoma, Inc.

3.50	Bylaws of American Medical Response of Oklahoma, Inc.

3.51	Certificate of Incorporation of American Medical Response of South Carolina, Inc.

3.52	Bylaws of American Medical Response of South Carolina, Inc.

3.53	Articles of Incorporation of American Medical Response of Southern California.

3.54	Bylaws of American Medical Response of Southern California.

Exhibit Number	Description
3.55	Certificate of Incorporation of American Medical Response of Tennessee, Inc.

3.56	Bylaws of American Medical Response of Tennessee, Inc.

3.57	Certificate of Incorporation of American Medical Response of Texas, Inc.

3.58	Bylaws of American Medical Response of Texas, Inc.

3.59	Articles of Incorporation of American Medical Response West.

3.60	Bylaws of American Medical Response West.

3.61	Certificate of Incorporation of American Medical Response, Inc.

3.62	Bylaws of American Medical Response, Inc.

3.63	Certificate of Formation of AMR Brockton, L.L.C.

3.64	Limited Liability Company Agreement of AMR Brockton, L.L.C.

3.65	Certificate of Incorporation of AMR HoldCo, Inc.

3.66	Bylaws of AMR HoldCo, Inc.

3.67	Certificate of Formation of Apex Acquisition LLC.

3.68	Limited Liability Company Agreement of Apex Acquisition LLC.

3.69	Certificate of Incorporation of Arizona Oasis Acquisition, Inc.

3.70	Bylaws of Arizona Oasis Acquisition, Inc.

3.71	Certificate of Incorporation of Associated Ambulance Service, Inc.

3.72	Bylaws of Associated Ambulance Service, Inc.

3.73	Certificate of Incorporation of Atlantic Ambulance Services Acquisition, Inc.

3.74	Bylaws of Atlantic Ambulance Services Acquisition, Inc.

3.75	Certificate of Incorporation of Atlantic/Key West Ambulance, Inc.

3.76	Bylaws of Atlantic/Key West Ambulance, Inc.

3.77	Certificate of Incorporation of Atlantic/Palm Beach Ambulance, Inc.

3.78	Bylaws of Atlantic/Palm Beach Ambulance, Inc.

3.79	Articles of Incorporation of BestPractices, Inc.

3.80	Bylaws of BestPractices, Inc.

3.81	Articles of Incorporation of Blythe Ambulance Service.

3.82	Bylaws of Blythe Ambulance Service.

3.83	Certificate of Incorporation of Broward Ambulance, Inc.

3.84	Bylaws of Broward Ambulance, Inc.

3.85	Certificate of Formation of Clinical Partners Management Company, LLC.

3.86	Company Agreement of Clinical Partners Management Company, LLC.

3.87	Articles of Incorporation of Desert Valley Medical Transport, Inc.

Exhibit Number	Description
3.88	Bylaws of Desert Valley Medical Transport, Inc.

3.89	Certificate of Incorporation of EHR Management Co.

3.90	Bylaws of EHR Management Co.

3.91	Certificate of Incorporation of EmCare Anesthesia Providers, Inc.

3.92	Bylaws of EmCare Anesthesia Providers, Inc.

3.93	Certificate of Incorporation of EmCare HoldCo, Inc.

3.94	Bylaws of EmCare HoldCo, Inc.

3.95	Certificate of Incorporation of EmCare Holdings, Inc.

3.96	Bylaws of EmCare Holdings, Inc.

3.97	Articles of Incorporation of EmCare of California, Inc.

3.98	Bylaws of EmCare of California, Inc.

3.99	Articles of Incorporation of EmCare Physician Providers, Inc.

3.100	Bylaws of EmCare Physician Providers, Inc.

3.101	Certificate of Incorporation of EmCare Physician Services, Inc.

3.102	Bylaws of EmCare Physician Services, Inc.

3.103	Certificate of Incorporation of EmCare, Inc.

3.104	Bylaws of EmCare, Inc.

3.105	Certificate of Incorporation of Emergency Medical Services LP Corporation

3.106	Bylaws of Emergency Medical Services LP Corporation

3.107	Articles of Incorporation of Emergency Medicine Education Systems, Inc.

3.108	Bylaws of Emergency Medicine Education Systems, Inc.

3.109	Certificate of Formation of EMS Management LLC.

3.110	Operating Agreement of EMS Management LLC.

3.111	Certificate of Formation of EMS Offshore Medical Services, LLC.

3.112	Operating Agreement of EMS Offshore Medical Services, LLC.

3.113	Articles of Organization of EverRad, LLC.

3.114	Operating Agreement of EverRad, LLC.

3.115	Certificate of Incorporation of Five Counties Ambulance Service, Inc.

3.116	Bylaws of Five Counties Ambulance Service, Inc.

3.117	Articles of Incorporation of Florida Emergency Partners, Inc.

3.118	Bylaws of Florida Emergency Partners, Inc.

3.119	Articles of Incorporation of Fountain Ambulance Service, Inc.

3.120	Bylaws of Fountain Ambulance Service, Inc.

Exhibit Number	Description
3.121	Articles of Incorporation of Gold Coast Ambulance Service.

3.122	Bylaws of Gold Coast Ambulance Service.

3.123	Articles of Incorporation of Hank's Acquisition Corp.

3.124	Bylaws of Hank's Acquisition Corp.

3.125	Certificate of Incorporation of Healthcare Administrative Services, Inc.

3.126	Bylaws of Healthcare Administrative Services, Inc.

3.127	Articles of Incorporation of Hemet Valley Ambulance Service, Inc.

3.128	Bylaws of Hemet Valley Ambulance Service, Inc.

3.129	Articles of Incorporation of Herren Enterprises, Inc.

3.130	Bylaws of Herren Enterprises, Inc.

3.131	Articles of Incorporation of Holiday Acquisition Company, Inc.

3.132	Bylaws of Holiday Acquisition Company, Inc.

3.133	Certificate of Incorporation of International Life Support, Inc.

3.134	Bylaws of International Life Support, Inc.

3.135	Articles of Incorporation of Kutz Ambulance Service, Inc.

3.136	Bylaws of Kutz Ambulance Service, Inc.

3.137	Articles of Incorporation of LifeCare Ambulance Service, Inc.

3.138	Bylaws of LifeCare Ambulance Service, Inc.

3.139	Articles of Incorporation of LifeFleet Southeast, Inc.

3.140	Articles of Organization of LifeFleet Southeast, Inc.

3.141	Certificate of Incorporation of MedAssociates, LLC.

3.142	Company Agreement of MedAssociates, LLC.

3.143	Certificate of Incorporation of Medevac Medical Response, Inc.

3.144	Bylaws of Medevac Medical Response, Inc.

3.145	Certificate of Incorporation of Medevac MidAmerica, Inc.

3.146	Bylaws of Medevac MidAmerica, Inc.

3.147	Certificate of Incorporation of Medic One Ambulance Services, Inc.

3.148	Bylaws of Medic One Ambulance Services, Inc.

3.149	Articles of Incorporation of Medic One of Cobb, Inc.

3.150	Bylaws of Medic One of Cobb, Inc.

3.151	Articles of Incorporation of Medi-Car Ambulance Service, Inc.

3.152	Bylaws of Medi-Car Ambulance Service, Inc.

3.153	Articles of Incorporation of Medi-Car Systems, Inc.

Exhibit Number	Description
3.154	Bylaws of Medi-Car Systems, Inc.

3.155	Articles of Incorporation of MedicWest Ambulance, Inc.

3.156	Bylaws of MedicWest Ambulance, Inc.

3.157	Certificate of Incorporation of MedicWest Holdings, Inc.

3.158	Bylaws of MedicWest Holdings, Inc.

3.159	Articles of Incorporation of MedLife Emergency Medical Service, Inc.

3.160	Bylaws of MedLife Emergency Medical Service, Inc.

3.161	Articles of Incorporation of Mercy Ambulance of Evansville, Inc.

3.162	Bylaws of Mercy Ambulance of Evansville, Inc.

3.163	Articles of Incorporation of Mercy Life Care.

3.164	Bylaws of Mercy Life Care.

3.165	Certificate of Incorporation of Mercy, Inc.

3.166	Bylaws of Mercy, Inc.

3.167	Certificate of Incorporation of Metro Ambulance Service (Rural), Inc.

3.168	Bylaws of Metro Ambulance Service (Rural), Inc.

3.169	Certificate of Incorporation of Metro Ambulance Service, Inc.

3.170	Bylaws of Metro Ambulance Service, Inc.

3.171	Certificate of Incorporation of Metro Ambulance Services, Inc.

3.172	Bylaws of Metro Ambulance Services, Inc.

3.173	Articles of Incorporation of Metropolitan Ambulance Service.

3.174	Bylaws of Metropolitan Ambulance Service.

3.175	Certificate of Incorporation of Midwest Ambulance Management Company.

3.176	Bylaws of Midwest Ambulance Management Company.

3.177	Articles of Organization of Mission Care of Illinois, LLC.

3.178	Operating Agreement for Mission Care of Illinois, LLC.

3.179	Articles of Organization of Mission Care of Missouri, LLC.

3.180	Operating Agreement for Mission Care of Missouri, LLC.

3.181	Articles of Organization of Mission Care Services, LLC.

3.182	Operating Agreement for Mission Care Services, LLC.

3.183	Certificate of Incorporation of Mobile Medic Ambulance Service, Inc.

3.184	Bylaws of Mobile Medic Ambulance Service, Inc.

3.185	Certificate of Formation of MSO Newco, LLC.

3.186	Limited Liability Agreement of MSO Newco, LLC.

Exhibit Number	Description
3.187	Certificate of Incorporation of Nevada Red Rock Ambulance, Inc.

3.188	Bylaws of Nevada Red Rock Ambulance, Inc.

3.189	Certificate of Incorporation of Nevada Red Rock Holdings, Inc.

3.190	Bylaws of Nevada Red Rock Holdings, Inc.

3.191	Articles of Organization of Northwood Anesthesia Associates, L.L.C.

3.192	Operating Agreement of Northwood Anesthesia Associates, L.L.C.

3.193	Articles of Incorporation of Paramed, Inc.

3.194	Bylaws of Paramed, Inc.

3.195	Certificate of Incorporation of Park Ambulance Service Inc.

3.196	Bylaws of Park Ambulance Service Inc.

3.197	Articles of Incorporation of Physician Account Management, Inc.

3.198	Bylaws of Physician Account Management, Inc.

3.199	Articles of Incorporation of Physicians & Surgeons Ambulance Service, Inc.

3.200	Bylaws of Physicians & Surgeons Ambulance Service, Inc.

3.201	Certificate of Incorporation of Pinnacle Consultants Mid-Atlantic, L.L.C.

3.202	Limited Liability Company Agreement of Pinnacle Consultants Mid-Atlantic, L.L.C.

3.203	Articles of Organization of ProvidaCare, L.L.C.

3.204	Limited Liability Company Agreement of ProvidaCare, L.L.C.

3.205	Certificate of Incorporation of Provider Account Management, Inc.

3.206	Bylaws of Provider Account Management, Inc.

3.207	Articles of Incorporation of Puckett Ambulance Service, Inc.

3.208	Bylaws of Puckett Ambulance Service, Inc.

3.209	Certificate of Incorporation of Radiology Staffing Solutions, Inc.

3.210	Bylaws of Radiology Staffing Solutions, Inc.

3.211	Certificate of Incorporation of Radstaffing Management Solutions, Inc.

3.212	Bylaws of Radstaffing Management Solutions, Inc.

3.213	Certificate of Incorporation of Randle Eastern Ambulance Service, Inc.

3.214	Bylaws of Randle Eastern Ambulance Service, Inc.

3.215	Certificate of Limited Partnership of Regional Emergency Services, L.P.

3.216	Agreement of Limited Partnership of Regional Emergency Services, L.P.

3.217	Articles of Incorporation of Reimbursement Technologies, Inc.

3.218	Bylaws of Reimbursement Technologies, Inc.

3.219	Articles of Incorporation of River Medical Incorporated.

Exhibit Number	Description
3.220	Bylaws of River Medical Incorporated.

3.221	Certificate of Formation of Seawall Acquisition, LLC.

3.222	Operating Agreement of Seawall Acquisition, LLC.

3.223	Certificate of Incorporation of Seminole County Ambulance, Inc.

3.224	Bylaws of Seminole County Ambulance, Inc.

3.225	Articles of Incorporation of Springs Ambulance Service, Inc.

3.226	Bylaws of Springs Ambulance Service, Inc.

3.227	Certificate of Incorporation of STAT Healthcare, Inc.

3.228	Bylaws of STAT Healthcare, Inc.

3.229	Certificate of Formation of Sun Devil Acquisition LLC.

3.230	Limited Liability Company Agreement of Sun Devil Acquisition LLC.

3.231	Certificate of Incorporation of Sunrise Handicap Transport Corp.

3.232	Bylaws of Sunrise Handicap Transport Corp.

3.233	Certificate of Incorporation of TEK Ambulance, Inc.

3.234	Bylaws of TEK Ambulance, Inc.

3.235	Articles of Incorporation of Templeton Readings, LLC.

3.236	Operating Agreement of Templeton Readings, LLC.

3.237	Articles of Incorporation of Tidewater Ambulance Service, Inc.

3.238	Bylaws of Tidewater Ambulance Service, Inc.

3.239	Articles of Incorporation of Troup County Emergency Medical Services, Inc.

3.240	Bylaws of Troup County Emergency Medical Services, Inc.

3.241	Articles of Incorporation of V.I.P. Professional Services, Inc.

3.242	Bylaws of V.I.P. Professional Services, Inc.

4.1	Form of 8.125% Senior Note due 2019 (Included in Exhibit 4.2 hereto).

4.2	Indenture, dated May 25, 2011, by and between CDRT Merger Sub, Inc. and Wilmington Trust FSB (Incorporated by reference to Exhibit 4.1 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

4.3	First Supplemental Indenture, dated May 25, 2011, by and between CDRT Merger Sub, Inc. and Wilmington Trust FSB (Incorporated by reference to Exhibit 4.2 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

4.4	Second Supplemental Indenture, dated May 25, 2011, by and among Emergency Medical Services Corporation, the Subsidiary Guarantors named therein and Wilmington Trust FSB (Incorporated by reference to Exhibit 4.3 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

Exhibit Number	Description
4.5	Exchange and Registration Rights Agreement, dated May 25, 2011, by and between CDRT Merger Sub, Inc. and Barclays Capital Inc., as representative of the Initial Purchasers named therein (Incorporated by reference to Exhibit 4.4 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

4.6	Joinder Agreement to the Exchange and Registration Rights Agreement, dated May 25, 2011, by and among Emergency Medical Services Corporation, the Guarantors named therein and Barclays Capital Inc., as representative of the Initial Purchasers (Incorporated by reference to Exhibit 4.5 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

5.1	Opinion of Debevoise & Plimpton LLP.

5.2	Opinion of Bryan Cave LLP as to certain matters of Arizona law.

5.3	Opinion of Bryan Cave LLP as to certain matters of Illinois law.

5.4	Opinion of Bryan Cave LLP as to certain matters of Missouri law.

5.5	Opinion of Holme Roberts & Owen LLP as to certain matters of California law.

5.6	Opinion of Holme Roberts & Owen LLP as to certain matters of Colorado law.

5.7	Opinion of Greenberg Traurig LLP.

5.8	Opinion of Richards, Layton & Finger P.A.

5.9	Opinion of Brownstein Hyatt Farber Schreck, LLP.

5.10	Opinion of Stoel Rives LLP.

5.11	Opinion of Epstein, Becker & Green, P.C. as to certain matters of Maryland law.

5.12	Opinion of Epstein, Becker & Green, P.C. as to certain matters of Virginia law.

5.13	Opinion of Foley & Lardner LLP.

5.14	Opinion of Dinsmore & Shohl LLP.

5.15	Opinion of Cabaniss, Johnston, Gardner, Dumas & O'Neal LLP.

5.16	Opinion of Goodsill Anderson Quinn & Stifel LLP.

5.17	Opinion of Stewart & Irwin, P.C.

10.1	Term Loan Credit Agreement, dated May 25, 2011, by and among CDRT Merger Sub, Inc., Deutsche Bank AG New York Branch, as administrative agent and collateral agent, and several lenders from time to time party thereto (Incorporated by reference to Exhibit 10.1 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

10.2	Term Loan Guarantee and Collateral Agreement, dated May 25, 2011, by and among CDRT Acquisition Corporation, Emergency Medical Services Corporation, certain Subsidiaries named therein and Deutsche Bank AG New York Branch, as collateral agent (Incorporated by reference to Exhibit 10.2 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

10.3	ABL Credit Agreement, dated May 25, 2011, by and among CDRT Merger Sub, Inc., Deutsche Bank AG New York Branch, as administrative agent and collateral agent, and several lenders from time to time party thereto (Incorporated by reference to Exhibit 10.3 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

Exhibit Number		Description
10.4		ABL Guarantee and Collateral Agreement, dated May 25, 2011, by and among CDRT Acquisition Corporation, Emergency Medical Services Corporation, certain Subsidiaries named therein and Deutsche Bank AG New York Branch, as collateral agent (Incorporated by reference to Exhibit 10.4 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

10.5		Intercreditor Agreement, dated May 25, 2011, by and between Deutsche Bank AG New York Branch, as ABL agent, and Deutsche Bank AG New York Branch, as Term Loan agent (Incorporated by reference to Exhibit 10.5 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

10.6		Consulting Agreement, dated May 25, 2011, by and among CDRT Holding Corporation, Emergency Medical Services Corporation and Clayton, Dubilier & Rice, LLC (Incorporated by reference to Exhibit 10.6 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

10.7		Indemnification Agreement, dated May 25, 2011, by and among CDRT Holding Corporation, Emergency Medical Services Corporation, Clayton, Dubilier & Rice Fund VIII, L.P., CD&R EMS Co-Investor, L.P., CD&R Advisor Fund VIII Co-Investor, L.P., CD&R Friends and Family Fund VIII, L.P. and Clayton, Dubilier & Rice, LLC (Incorporated by reference to Exhibit 10.7 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

10.8		Indemnification Agreement, dated May 25, 2011, by and among CDRT Holding Corporation, Emergency Medical Services Corporation and Richard J. Schnall (Incorporated by reference to Exhibit 10.8 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

10.9		Indemnification Agreement, dated May 25, 2011, by and among CDRT Holding Corporation, Emergency Medical Services Corporation and Ronald A. Williams (Incorporated by reference to Exhibit 10.9 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

10.10		Indemnification Agreement, dated May 25, 2011, by and among CDRT Holding Corporation, Emergency Medical Services Corporation and William A. Sanger (Incorporated by reference to Exhibit 10.10 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

10.11		Indemnification Agreement, dated May 25, 2011, by and among CDRT Holding Corporation, Emergency Medical Services Corporation and Kenneth A. Giureceo (Incorporated by reference to Exhibit 10.11 to Emergency Medical Service Corporation's Form 8-K, dated June 1, 2011).

10.12	†	Employment Agreement, dated December 6, 2004, between William A. Sanger and Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-1 filed August 2, 2005).

10.13	†	Amendment to Employment Agreement, dated January 1, 2009, between William A. Sanger and Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.1.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).

10.14	†	Amendment to Employment Agreement, dated March 12, 2009, between William A. Sanger and Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.1.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).

10.15	†	Letter agreement, dated May 25, 2011, between William A. Sanger and CDRT Holding Corporation (Incorporated by reference to Exhibit 10.12 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).

Exhibit Number		Description
10.16	†	Employment Agreement, dated as of February 10, 2005, between Randel G. Owen and Emergency Medical Services L.P., and assignment to Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.3 of the Company's Registration Statement on Form S-1 filed August 2, 2005).

10.17	†	Amendment to Employment Agreement, dated January 1, 2009, between Randel G. Owen and Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009).

10.18	†	Amendment to Employment Agreement, dated March 12, 2009, between Randel G. Owen and Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).

10.19	†	Amendment to Employment Agreement, dated May 18, 2010, between Randel G. Owen and Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.3.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).

10.20	†	Letter agreement, dated May 25, 2011, between Randel G. Owen and CDRT Holding Corporation (Incorporated by reference to Exhibit 10.13 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).

10.21	†	Employment Agreement, dated as of February 10, 2005, between Todd Zimmerman and Emergency Medical Services L.P., and assignment to Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.4 of the Company's Registration Statement on Form S-1 filed August 2, 2005).

10.22	†	Amendment to Employment Agreement, dated January 1, 2009, between Todd Zimmerman and Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.4.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009).

10.23	†	Amendment to Employment Agreement, dated March 16, 2009, between Todd Zimmerman and Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).

10.25	†	Amendment to Employment Agreement, dated April 1, 2010, between Todd Zimmerman and Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.4.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).

10.26	†	Letter agreement, dated May 25, 2011, between Mark E. Bruning and CDRT Holding Corporation (Incorporated by reference to Exhibit 10.14 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).

10.27	†	Amended and Restated Employment Agreement by and between American Medical Response, Inc. and Mark Bruning, dated as of May 4, 2009 (Incorporated by reference to Exhibit 10.19 of the Company's Quarterly Report on Form 10-Q for the quarter ended August 4, 2009).

10.28	†	Amendment to Employment Agreement, dated March 16, 2010, between Mark Bruning and American Medical Response, Inc. (Incorporated by reference to Exhibit 10.19.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended August 5, 2010).

10.29	†	Employment Agreement, dated August 24, 2005, between Steve W. Ratton, Jr. and Emergency Medical Services Corporation (Incorporated by reference to Exhibit 10.15 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).

Exhibit Number		Description
10.30	†	EMSC Deferred Compensation Plan (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-8 filed June 24, 2010).

10.31	†	CDRT Holding Corporation Stock Incentive Plan (Incorporated by reference to Exhibit 10.16 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).

10.32	†	Form of Option Agreement (Rollover Options) (Incorporated by reference to Exhibit 10.17 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).

10.33	†	Form of Option Agreement (Matching and Position Options) (Incorporated by reference to Exhibit 10.18 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).

10.34	†	Form of Rollover Agreement (Incorporated by reference to Exhibit 10.19 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).

12.1		Statement regarding Computation of Ratios of Earnings to Fixed Charges.

21.1		List of Subsidiaries.

23.1		Consent of Ernst & Young LLP.

23.2		Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1).

23.3		Consent of Bryan Cave LLP (included in Exhibit 5.2).

23.4		Consent of Bryan Cave LLP (included in Exhibit 5.3).

23.5		Consent of Bryan Cave LLP (included in Exhibit 5.4).

23.6		Consent of Holme Roberts & Owen LLP (included in Exhibit 5.5).

23.7		Consent of Holme Roberts & Owen LLP (included in Exhibit 5.6).

23.8		Consent of Greenberg Traurig LLP (included in Exhibit 5.7).

23.9		Consent of Richards, Layton & Finger P.A. (included in Exhibit 5.8).

23.10		Consent of Brownstein Hyatt Farber Schrech, LLP (included in Exhibit 5.9).

23.11		Consent of Stoel Rives LLP (included in Exhibit 5.10).

23.12		Consent of Epstein, Becker & Green, P.C. (included in Exhibit 5.11).

23.13		Consent of Epstein, Becker & Green, P.C. (included in Exhibit 5.12).

23.14		Consent of Foley & Lardner LLP (included in Exhibit 5.13).

23.15		Consent of Dinsmore & Shohl LLP (included in Exhibit 5.14).

23.16		Consent of Cabaniss, Johnston, Gardner, Dumas & O'Neal LLP (included in Exhibit 5.15).

23.17		Consent of Goodsill Anderson Quinn & Stifel LLP (included in Exhibit 5.16).

23.18		Consent of Stewart & Irwin, P.C. (included in Exhibit 5.17).

25.1		Form T-1 Statement of Eligibility of Wilmington Trust, National Association.

99.1		Form of Letter of Transmittal.

99.2		Form of Notice of Guaranteed Delivery.

99.3		Form of Letter to Nominee.

Exhibit Number	Description
99.4	Form of Letter to Clients.

99.5	Instruction to Registered Holder or DTC Participant From Beneficial Owner.

†
Denotes management contract or compensatory plan or arrangement.